Form 20-F
period 2007-12-31
XINHUA FINANCE MEDIA LTD
filed 2008-05-19
CIK 1389476

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 20-F

(Mark One)
☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934
or
☑	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2007.
or
☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from to
or
☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
Date of event requiring this shell company report

Commission file number: 001-33328
XINHUA FINANCE MEDIA LIMITED

(Exact name of Registrant as specified in its charter)

N/A
(Translation of Registrant’s name into English)

Cayman Islands
(Jurisdiction of incorporation or organization)

2201, Tower D, Central International Trade Center,
6A Jian Wai Avenue, Chaoyang District,
Beijing, 100022, People’s Republic of China
(Address of principal executive offices)

Fredy Bush
Chief Executive Officer
2201, Tower D, Central International Trade Center,
6A Jian Wai Avenue, Chaoyang District,
Beijing, 100022, People’s Republic of China
Tel: +86-10-8567-6000
Fax: +86-10-6448-0585
Email: fredy.bush@xinhuafinance.com
(Name, Telephone, E-mail and/or Facsimile number and Address of the Company Contact Person)
Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of Each Class	Name of Each Exchange on Which Registered
American depositary shares, each representing two Class A common shares, par value US$0.001 per share	The NASDAQ Stock Market LLC (The NASDAQ Global Market)

Securities registered or to be registered pursuant to Section 12(g) of the Act:
None
(Title of Class)
Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:
None
(Title of Class)

Indicate the number of outstanding shares of each of the Issuer’s classes of capital or common stock as of the close of the period covered by the annual report.
90,061,269 Class A common shares and 50,054,618 Class B common shares, par value US$0.001 per share as of December 31, 2007.
Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.  Yes ☐  No ☑
If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.  Yes ☐  No ☑
Indicate by check mark whether the registrant:  (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.  Yes ☑  No ☐
Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):
Large accelerated filer  ☐     Accelerated filer  ☐     Non-accelerated filer  ☑
U.S. GAAP ☑ International Financial Reporting Standards as issued by the International Accounting Standards Board ☐   Other ☐
If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow. Item 17 ☐ Item 18 ☐
If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).  Yes ☐  No ☑
(APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS)
Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court.  Yes ☐  No ☐

INTRODUCTION		1
PART I		2
Item 1.	Identity of Directors, Senior Management and Advisers	2
Item 2.	Offer Statistics and Expected Timetable	2
Item 3.	Key Information	2
Item 4.	Information on the Company	29
Item 4A.	Unresolved Staff Comments	68
Item 5.	Operating and Financial Review and Prospects	68
Item 6.	Directors, Senior Management and Employees	100
Item 7.	Major Shareholders and Related Party Transactions	111
Item 8.	Financial Information	117
Item 9.	The Offer and Listing	118
Item 10.	Additional Information	119
Item 11.	Quantitative and Qualitative Disclosures About Market Risk	124
Item 12.	Description of Securities Other Than Equity Securities	125

PART II		125
Item 13.	Defaults, Dividend Arrearages and Delinquencies	125
Item 14.	Material Modifications to the Rights of Security Holders and Use of Proceeds	125
Item 15.	Controls and Procedures	125
Item 16A.	Audit Committee Financial Expert	126
Item 16B.	Code of Ethics	126
Item 16C.	Principal Accountant Fees and Services	126
Item 16D.	Exemptions from the Listing Standards for Audit Committees	126
Item 16E.	Purchases of Equity Securities by the Issuer and Affiliated Purchasers	127

PART III		127
Item 17.	Financial Statements	127
Item 18.	Financial Statements	127
Item 19.	Exhibits	127
EX-4.55 LOAN AGREEMENT
EX-4.56 WAIVER OF LOAN
EX-4.57 SERIES B CONVERTIBLE PREFERRED SHARES PURCHASE AGREEMENT
EX-4.58 SHAREHOLDERS AGREEMENT
EX-4.59 REGISTRATION RIGHTS AGREEMENT
EX-4.60 SHARE SUBSCRIPTION AGREEMENT
EX-4.61 EQUITY TRANSFER AGREEMENT
EX-4.62 PURCHASE AGREEMENT
EX-4.63 PURCHASE AGREEMENT
EX-4.64 PURCHASE AGREEMENT
EX-4.65 PURCHASE AGREEMENT
EX-4.66 COOPERATION AGREEMENT
EX-4.67 ADVERTISING AGENCY AGREEMENT
EX-4.68 COOPERATION AGREEMENT
EX-8.1 LIST OF SUBSIDIARIES
EX-12.1 CEO CERTIFICATION PURSUANT TO SECTION 302
EX-12.2 CFO CERTIFICATION PURSUANT TO SECTION 302
EX-13.1 CEO CERTIFICATION PURSUANT TO SECTION 906
EX-13.2 CFO CERTIFICATION PURSUANT TO SECTION 906

i

INTRODUCTION

In this annual report, except where the context otherwise requires and for purposes of this annual report only:

•	“we,” “us,” “our company,” “our,” “XFM” and “Xinhua Finance Media” refer to Xinhua Finance Media Limited and its subsidiaries, including direct subsidiaries and affiliated entities, except where the context requires otherwise, such as in “Item 4.B. Information on the Company — Business Overview — Regulation”, where these terms refer to Xinhua Finance Media Limited and its direct subsidiaries, but not its affiliated entities;

•	“production of” or “to produce” drama series refer to “co-production with third parties who hold drama series production licenses” or “to cooperate with third parties who hold drama series production license to produce”;

•	“shares” or “common shares” refers to our common shares which include both Class A common shares and Class B common shares;

•	“ADSs” refers to our American depositary shares, each of which represents two Class A common shares, and “ADRs” refers to the American depositary receipts that evidence our ADSs;

•	“China” or “PRC” refers to the People’s Republic of China, excluding Taiwan, Hong Kong and Macau;

•	“GAAP” refers to general accepted accounting principles in the United States;

•	all references to “RMB” or “Renminbi” are to the legal currency of China, all references to “$,” “dollars,” “US$,” “USD” and “U.S. dollars” are to the legal currency of the United States and all references to “HK$” are to the legal currency of Hong Kong;

•	all discrepancies in any table between the amounts identified as total amounts and the sum of the amounts listed therein are due to rounding; and

•	the conversion of RMB into U.S. dollars in this annual report is based on the noon buying rate in The City of New York for cable transfers of RMB as certified for customs purposes by the Federal Reserve Bank of New York. Unless otherwise noted, all translations from RMB to U.S. dollars and from U.S. dollars to RMB in this annual report were made at a rate of RMB7.2946 to US$1.00, the noon buying rate in effect as of December 31, 2007.

This annual report on Form 20-F includes our audited consolidated statements of income data for period from May 26, 2005 (the date our parent, Xinhua Finance Limited, acquired EconWorld Media Limited, our predecessor) to December 31, 2005 and for the years ended December 31, 2006 and 2007, and audited consolidated balance sheet data as of December 31, 2006 and 2007.

On March 9, 2007, we listed our ADSs on The Nasdaq Global Market, or Nasdaq, under the symbol “XFML.” We and certain selling shareholders of our company completed the initial public offering of 23,076,923 ADSs, each representing two Class A common shares, par value US$0.001 per share, on March 14, 2007.

FORWARD-LOOKING INFORMATION

This annual report on Form 20-F contains statements of a forward-looking nature. You can identify these forward-looking statements by words or phrases such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “is/are likely to” or other similar expressions. We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends that we believe may affect our financial condition, results of operations, business strategy and financial needs. You must remember that our expectations may not be correct, even though we believe that they are reasonable. These forward-looking statements include, among others:

•	our goals and strategies;

•	our future business development, financial condition and results of operations;

•	projected revenues, profits, earnings and other estimated financial information;

•	our plans to expand our Internet presence, and expand into new media, such as, broadband wireless and Internet television;

•	the growth or acceptance of our integrated platform;

•	our plans to identify and create new advertising networks that target specific consumer demographics, which could allow us to charge a separate fee;

•	competition in the PRC media and advertising industries; and

•	the expected growth in advertising spending levels.

We do not guarantee that the events described in this annual report will happen as described or that they will happen at all. You should read this annual report completely and with the understanding that actual future results may be materially different from what we expect. The forward-looking statements made in this annual report relate only to events as of the date on which the statements are made. We undertake no obligation, beyond that required by law, to update any forward-looking statement to reflect events or circumstances after the date on which the statement is made, even though our situation will change in the future.

Whether actual results will conform to our expectations and predictions is subject to a number of risks and uncertainties, many of which are beyond our control, and reflect future business decisions that are subject to change. Some of the assumptions, future results and levels of performance expressed or implied in the forward-looking statements we make inevitably will not materialize, and unanticipated events may occur which will affect our results. The “Item 3.D. Key information — Risk factors” section of this annual report describes the principal contingencies and uncertainties to which we believe we are subject. You should not place undue reliance on the forward-looking statements.

PART I

Item 1.	Identity of Directors, Senior Management and Advisers

Not Applicable.

Item 2.	Offer Statistics and Expected Timetable

Not Applicable.

Item 3.	Key Information

A.	Selected Financial Data

The following selected consolidated statements of operations data for our company for the period from May 26, 2005, the date our parent acquired 60% of EconWorld Media Limited, to December 31, 2005 and the years ended December 31, 2006 and 2007 and the selected consolidated balance sheet data for our company as of December 31, 2006 and 2007 have been derived from our audited financial statements included elsewhere in this annual report. You should read the selected consolidated financial data in conjunction with those financial statements and the accompanying notes and “Item 5. Operating and financial review and prospects.”

The following selected consolidated statements of operations data for our predecessor, EconWorld Media Limited, for the year ended December 31, 2004 and the period ended May 25, 2005, and the selected consolidated balance sheet data for EconWorld Media Limited as of December 31, 2004 and for our company as of December 31, 2005 have been derived from our audited financial statements that are not included in this annual report.

The selected consolidated statement of operations data for EconWorld Media Limited for the year ended December 31, 2003 and the selected consolidated balance sheet data for EconWorld Media Limited as of December 31, 2003 have been derived from the unaudited financial statements of EconWorld Media Limited that are not included in this annual report.

Our consolidated financial statements are prepared and presented in accordance with U.S. GAAP. Our historical results do not necessarily indicate our results expected for any future periods.

			Period from	Period from
	Year Ended	Year Ended	January 1,	May 26,
	December 31,	December 31,	2005 to May 25,	2005(1) to	Year Ended	Year Ended
	2003	2004	2005	December 31,	December 31,	December 31,
	(Predecessor)	(Predecessor)	(Predecessor)	2005	2006	2007
	(In thousands, except per share data)

Selected statement of operations data
Net revenues:
Content production	$—	$—	$—	$3,641	$6,545	$7,681
Advertising sales	157	48	240	387	6,691	39,282
Advertising services	23	301	53	580	44,862	86,681
Publishing services	9	52	55	787	868	1,195

Total net revenues	189	401	348	5,395	58,966	134,839

Cost of revenues:
Content production	—	—	—	651	2,829	3,707
Advertising sales	11	35	42	85	1,912	19,490
Advertising services	56	248	66	154	27,654	58,048
Publishing services	51	325	347	534	1,386	854

Total cost of revenues	118	608	455	1,424	33,781	82,099

Operating expenses:
Selling and distribution	18	418	322	293	5,277	14,877
General and administrative(2)	692	608	456	1,248	12,840	24,349

Total operating expenses	710	1,026	778	1,541	18,117	39,226

Other operating income	—	—	—	—	—	2,262

Income (loss) from operations	(639)	(1,233)	(885)	2,430	7,068	15,776

Other income (expense), net	26	(10)	(3)	(21)	(898)	1,340

Provision for income taxes (benefit)	1	5	(4)	929	1,070	(12,226)

Minority interest	—	—	—	129	1,704	1,303

Equity in loss of an investment	—	—	—	—	52	—
Net income (loss)	$(614)	$(1,248)	$(884)	$1,351	$3,344	28,039
Deemed dividend on redeemable convertible preferred shares	—	—	—	—	(2,157)	—

Dividends declared to redeemable convertible preferred shares	—	—	—	—	(5,335)	(1,338)
Net income (loss) attributable to holders of common shares	(614)	(1,248)	(884)	1,351	(4,148)	26,701

			Period from	Period from
	Year Ended	Year Ended	January 1,	May 26,
	December 31,	December 31,	2005 to May 25,	2005(1) to	Year Ended	Year Ended
	2003	2004	2005	December 31,	December 31,	December 31,
	(Predecessor)	(Predecessor)	(Predecessor)	2005	2006	2007
	(In thousands, except per share data)

Net income (loss) per share:
Basic — Class A common share	$—	$—	$—	$—	$(0.08)	$0.23
Basic — Class B common share	$(8.53)	$(13.13)	$(7.85)	$0.03	$(0.08)	$0.23
Diluted — Class A common share	$—	$—	$—	$—	$(0.08)	$0.21
Diluted — Class B common share	$(8.53)	$(13.13)	$(7.85)	$0.03	$(0.08)	$0.21
Shares used in computation:
Basic — Class A common share	—	—	—	—	5,084	66,166
Basic — Class B common share	72	95	113	42,613	44,693	50,055
Diluted — Class A common share	—	—	—	—	5,084	86,315
Diluted — Class B common share	72	95	113	42,613	44,693	50,055
Dividend per redeemable convertible preferred share	—	—	—	—	0.34	0.08

(1)	Date our parent acquired 60% of EconWorld Media Limited, our predecessor.

(2)	Includes share-based compensation expense of $2.4 million and $3.1 million for the years ended December 31, 2006 and 2007, respectively.

	As of	As of
	December 31,	December 31,	As of	As of	As of
	2003	2004	December 31,	December 31,	December 31,
	(Predecessor)	(Predecessor)	2005	2006	2007
	(In thousands, except per share data)

Selected balance sheet data
Cash	$131	$21	$2,081	$36,354	$44,436
Goodwill	—	—	4,070	83,670	180,125
Intangible assets	—	—	628	176,202	233,506
Total assets	401	198	10,306	399,450	650,802
Total current liabilities	224	1,269	8,579	175,067	79,214
Convertible loan	—	—	—	14,017	—
Convertible preferred shares	—	—	—	16	—
Class A common shares and Non-vested Shares	—	—	—	32	90
Class B common shares	—	—	—	7	7
Total owners’ and shareholders’ (deficiency) equity	177	(1,071)	1,353	101,250	466,636
Number of shares:
Convertible preferred shares	—	—	—	15,585	—
Class A common shares and Non-vested Shares	—	—	—	32,011	90,061
Class B common shares	72	95	1	50,055	50,055

Exchange Rate Information

Our business is primarily conducted in China and all of our revenues are denominated in RMB. However, periodic reports made to shareholders will include current period amounts translated into U.S. dollars using the then current exchange rates, for the convenience of the readers. The conversion of RMB into U.S. dollars in this annual report is based on the noon buying rate in The City of New York for cable transfers of RMB as certified for customs purposes by the Federal Reserve Bank of New York. Unless otherwise noted, all translations from RMB to U.S. dollars and from U.S. dollars to RMB in this annual report were made at a rate of RMB7.2946 to $1.00, the noon buying rate in effect as of December 31, 2007. We make no representation that any RMB or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or RMB, as the case may be, at any particular rate, or at all. The PRC government imposes control over its foreign currency reserves in part through direct regulation of the conversion of RMB into foreign exchange and through restrictions on foreign trade. On May 16, 2008, the noon buying rate was RMB6.9880 to $1.00.

The following table sets forth information concerning exchange rates between the RMB and the U.S. dollar for the periods indicated.

	Noon Buying Rate
	Period
Period	End	Average(1)	Low	High

2003	8.2767	8.2772	8.2800	8.2765
2004	8.2765	8.2768	8.2774	8.2764
2005	8.0702	8.1940	8.2765	8.0702
2006	7.8041	7.9723	8.0702	7.8041
2007
November	7.3850	7.4212	7.4582	7.3800
December	7.2946	7.3682	7.4120	7.2946
Full year	7.2946	7.5806	7.8127	7.2946
2008
January	7.1818	7.2405	7.2946	7.1818
February	7.1115	7.1644	7.1973	7.1100
March	7.0120	7.0722	7.1110	7.0105
April	6.9870	7.0000	7.0185	6.9840
May (through May 16)	6.9880	6.9895	7.0000	6.9815

(1)	Annual averages are calculated from month-end rates. Monthly averages are calculated using the average of the daily rates during the relevant period.

B.	Capitalization and Indebtedness

Not Applicable.

C.	Reasons for the Offer and Use of Proceeds

Not Applicable.

D.	Risk Factors

Risks related to our business

Our limited operating history and successive acquisitions make evaluating our business and prospects difficult.

We were incorporated in November 2005. Since our incorporation, we have acquired various operating entities with distinct businesses. Some of the businesses we acquired also have short operating histories. Our successive acquisitions and rapid expansion make comparisons with historical data difficult. Accordingly, you should consider our future prospects in light of the risks and uncertainties experienced by early stage companies in evolving and heavily regulated industries such as the media industry in China. Some of these risks and uncertainties relate to our ability to:

•	successfully integrate the recently acquired companies;

•	navigate the regulatory landscape and respond to changes in the regulatory environment;

•	offer new and innovative products and services to attract and retain viewers, listeners and readers;

•	attract additional advertisers and increase advertising fees;

•	increase awareness of our branded media platforms;

•	respond to competitive market conditions;

•	manage risks associated with intellectual property rights;

•	maintain effective control of our costs and expenses;

•	raise sufficient capital to sustain and expand our business; and

•	attract, retain and motivate qualified personnel.

If we are unsuccessful in addressing any of these risks and uncertainties, or any other risks listed below, our business may be materially and adversely affected.

We rely on key contracts and business relationships, and if our business partners or contracting counterparties fail to perform, or terminate, any of their contractual arrangements with us for any reason or cease operations, our business could be disrupted, our reputation may be harmed and we may have to resort to litigation to enforce our rights, which may be time-consuming and expensive.

Our business relies on key contracts and business relationships. Some of these key contracts have long terms, while others have short terms generally ranging from one year to a few years and will need renewal. The longer term contracts, which all expire in 2012 or later, or have no expiration, include, but are not limited to, the following:

•	agreements to provide consulting and advisory services to, offer content to, and be the exclusive external advertising agent for, Shanghai Camera Media Investment Co., Ltd., or Shanghai Camera, which has the exclusive rights to sell advertising for and provides most of the content of Inner Mongolia Satellite Television;

•	agreements with Economic Observer Press Office that allow us to have the exclusive rights to sell advertising for the Economic Observer and to provide management and information consulting services;

•	agreement with the exclusive advertising agent for China Radio International that allow us to have the exclusive rights to sell advertising for and the right to provide content to its EasyFM stations in Beijing and Shanghai. We intend to provide only non-news content pursuant to this agreement;

•	agreement with Money Journal Press Office that allows us to have the exclusive rights to sell advertising for, and to provide management and information consulting services to, Money Journal;

•	agreements with Guangdong People’s Radio Station that allow us to have the exclusive rights to sell advertising for and the rights to provide content to channels FM107.7, FM103.6 and FM90.0;

•	agreement with Zhoumo Wenhui Press Office that allows us to have the exclusive rights to sell advertising for, and to provide management and information consulting services to, Funds Observer and Chinese Venture; and

•	agreement with Shidai Renwu Press Office that allows us to have the exclusive right to sell advertising for the Investor Journal.

The shorter term contracts, which expire in 2009 or earlier, include, but are not limited to, the following:

•	agreement with Dow Jones that allows Money Journal to publish Dow Jones content;

•	agreements with China Mobile and China Unicom that allow us to provide mobile value-added services;

•	agreement with Beijing Television Station’s advertising agents that allow us to act as the advertising agent for certain programs; and

•	agreements to be the external advertising agent for the real estate portals of various websites.

If any of our business partners or contracting counterparties fails to perform or terminates its agreement with us for any reason (including, for example, a breach by them or the lack of proper regulatory approvals), or if our business partners or contracting counterparties with which we have short-term agreements refuse to extend or renew the agreement or enter into a similar agreement, our ability to carry on operations in that sector, and our ability to cross-sell advertising services among different platforms, may be impaired. Depending on the circumstances, the consequences could be far-reaching and extremely harmful to our reputation, existing business relationships and future growth potential. In addition, we depend on the continued operation of our long-term business partners and contracting counterparties and on maintaining good relations with them. If one of our long-term partners or counterparties is unable (including as a result of bankruptcy or liquidation proceeding) or unwilling to continue operating in the line of business that is the subject of our contract, we may not be able to obtain similar relationships and agreements on terms acceptable to us or at all. The failure to perform or termination of any of the agreements by a partner or a counterparty, the discontinuation of operations of a partner or counterparty, the loss of good relations with a partner or counterparty or our inability to obtain similar relationships or agreements, may have an adverse effect on our operating results and financial condition.

In the opinion of our PRC legal counsel, Commerce & Finance Law Offices, these contractual arrangements (except for the agreement with Dow Jones and one of the agreements with Economic Observer Press Office, which are not under PRC law and to which they express no opinion) are valid, binding and enforceable, and will not result in any violation of PRC laws or regulations currently in effect. If any of these business partners or contracting counterparties fails to perform its obligations, we may not be able to enforce the relevant agreements if the agreements are ruled in violation of the PRC laws as mentioned in “Item 3.D. Key information — Risk factors — Risks related to the regulation of our business and to our structure — If the PRC government finds that the agreements that establish the structure for operating our China businesses do not comply with PRC governmental restrictions on foreign investment in the media, market research and telecommunications industries, or if these regulations or the interpretation of existing regulations change in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations”, even if the agreements are otherwise legal and valid.

We will seek to enforce our rights to the maximum extent allowed by law. However, dispute resolution through litigation and arbitration in China could be time-consuming and expensive. Since the results of bringing actions in court and enforcing arbitration awards in China are not predictable, we may not prevail in court or at arbitration hearings even if we believe we should win based on the merits of the case and may not be able to collect arbitration awards even if there is no defect on the arbitration rulings.

In addition, we may need to form new strategic partnerships or joint ventures to access appropriate assets and industry know-how. If we fail to identify, execute and integrate such future partnerships or joint ventures, it may have an adverse effect on our business and operating results.

We are not a party to some of the key contracts on which we rely. Instead, we have contracts with companies which in turn have these key contracts with third parties. If the third parties fail to perform or terminate any of these key contracts for any reason or cease operations, our business could be disrupted, our reputation may be harmed and we will not be able to enforce our rights in court.

Our business relies on certain key contracts to which we are not a party. Instead, we have contracts with the companies that in turn have those key contracts with third parties. The contracts we have allow us to benefit financially and strategically from our contracting counterparties’ roles in the following key contracts:

•	we have contracts with Shanghai Camera, which has the exclusive rights to sell advertising for and provides most of the content of Inner Mongolia Satellite Television under a contract it has with Inner Mongolia Television Station;

•	we have a contract with Beijing Guoguang Guangrong Advertising Co., Ltd., or Guoguang Guangrong, the exclusive advertising agent for China Radio International’s domestic stations, giving us the exclusive rights to sell advertising for and the rights to provide content to the EasyFM radio stations in Beijing and Shanghai; and

•	we have contracts with Beijing Television Station’s advertising agents that allow us to act as advertising agent for certain television programs.

If Inner Mongolia Television Station does not perform or terminates its agreement with Shanghai Camera, if China Radio International does not perform or terminates its agreement with Guoguang Guangrong, or if Beijing Television Station does not perform or terminates its contract with its advertising agents for any reason, including a breach by either party, our ability to use Inner Mongolia Satellite Television, a unit of Inner Mongolia Television Station, the EasyFM stations of Beijing and Shanghai, or Beijing Television Station as a media platform, and our ability to cross-sell advertising services among different platforms, may be impaired. Depending on the circumstances, the consequences of a failure to perform under the terms or the termination of a contract could be far-reaching and extremely harmful to our reputation, existing business relationships and future growth potential. We may not be able to enforce these contracts in court or at arbitration, because we do not have direct contractual relationships with either of these entities. Shanghai Camera and the advertising agents for China Radio International and Beijing Television Station may be unable or unwilling to enforce their rights under the key contracts, and if they are unwilling to do so we have no direct recourse against Inner Mongolia Television Station, China Radio International or Beijing Television Station. In addition, we rely on the continued operation of Inner Mongolia Satellite Television, China Radio International and Beijing Television Station to carry out certain parts of our operations. If either of them is unable or unwilling to continue operating in the line of business that is the subject of our contract, we do not have contractual rights to enforce against them. We may not be able to obtain access to similar platforms on terms acceptable to us or at all. A failure to perform under the terms of or the termination of either of these key contracts, the discontinuing of operations of Inner Mongolia Television Station, China Radio International or Beijing Television Station or our inability to obtain access to similar media platforms, may have an adverse effect on our financial condition and operating results.

We may not be able to achieve the benefits we expect from recent and future acquisitions, and recent and future acquisitions may have an adverse effect on our ability to manage our business.

Our recent acquisitions and any future acquisitions expose us to potential risks, including risks associated with unforeseen or hidden liabilities, the diversion of resources from our existing businesses and technologies, the change of laws and policies or their interpretations that affect the operations of the acquired businesses, the inability to generate sufficient revenue to offset the costs and expenses of acquisitions, and potential loss of, or harm to, relationships with employees, customers and business partners as a result of integration of new businesses. As of the date of this annual report, we have not encountered any of those potential risks. In addition, the revenue and cost synergies that we expect to achieve from our acquisitions may not materialize. The overhead and personnel cost of running a large organization could be significantly higher than that of a smaller organization. Any of these events could have an adverse effect on our business and operating results.

Strategic acquisitions are a key part of our growth strategy. Historically we have made acquisitions that were critical in providing us with product and service suites, audience and readers, customer base, market access and our talent pool. If we are presented with appropriate opportunities, we may acquire additional complementary companies, products or technologies. The integration of acquired companies diverts a great deal of management attention and dedicated staff efforts from other areas of our business. A successful integration process is important to realizing the benefits of an acquisition. If we encounter difficulty integrating our recent and future acquisitions, our business may be adversely affected. Many of our acquired companies are held in the form of affiliated entities, which provides us less control than if they were direct subsidiaries, and may cause difficulty in the integration process. See “— Risks related to the regulation of our business and to our structure — We rely on contractual arrangements with our PRC operating affiliates and their subsidiaries and shareholders for our China operations, which may not be as effective in providing operational control as direct ownership”. The acquisitions may not result in the expected growth or development, which may have an adverse effect on our business.

We may not be successful in identifying, financing, consummating and integrating future acquisitions, which could significantly impair our growth potential. We plan to continue to make strategic acquisitions, and identifying acquisition opportunities could demand substantial management time and resources. Negotiating and financing the potential acquisitions could involve significant cost and uncertainties. If we fail to continue to execute advantageous acquisitions in the future, our overall growth strategy could be impaired, and our operating results could be adversely affected.

We are subject to a class action complaint alleging that we failed to disclose certain information in our initial public offering registration statement. If the class action is successful, it may have an adverse effect on our financial condition and operating results.

We are subject to a class action complaint, filed in the United States District Court for the Southern District of New York, for alleged violations of U.S. federal securities laws. The lawsuit asserts claims against us, our CEO

Fredy Bush, our former CFO Shelly Singhal and other defendants for allegedly failing to disclose in our initial public offering registration statement and prospectus certain background information concerning Shelly Singhal. The alleged undisclosed information consists of lawsuits and proceedings that were brought against other entities with which Shelly Singhal was associated and that are completely unrelated to us. We and other defendants have filed motions to dismiss the class action complaint. We believe that the allegations in the class action are without merit, and we intend to vigorously defend ourselves against the claims. The outcome of the class action, like other litigation proceedings, is uncertain. Regardless of its merit, litigation and other preparations undertaken to defend the class action can be costly, and we may incur substantial costs and expenses in doing so. It may also divert the attention of our management. If the class action against us is successful, it may result in substantial monetary liabilities, which may have an adverse effect on our financial condition and operating results.

Our business could be materially and adversely affected if our target audience and readers do not continue to accept our programs and content or if we do not continue to produce and purchase programs that generate high ratings.

We target affluent households in major urban centers. The popularity of our programs and content among this group is the primary reason that we are able to maintain and increase our advertising fees. As our targeted audience and readers are highly desirable to us and our competitors, attracting and retaining a loyal following for our media offerings are serious challenges. The taste and preferences of our targeted demographic could be fluid and fickle. If the quality, or the perceived quality, of our media offerings declines and we fail to attract audience and readers going forward, our operating results may be adversely affected.

The media platforms we use must successfully create or purchase, on a cost-effective basis, popular, high-quality programming and content that appeal to the affluent audience. Some significant challenges include:

•	identifying popular programming and content;

•	competing with and adapting to new technological innovations, including Internet television, portable entertainment systems, and others;

•	attracting viewers, listeners and readers amidst the proliferation of television, radio, magazines and newspapers in China; and

•	controlling programming and content sourcing costs.

If the media platforms we use fail to create or purchase popular, high-quality television and radio programming or high-quality print content that appeals to the affluent audience on a cost-effective basis, our operating results could be adversely affected.

Our future success depends on attracting advertisers who will advertise across our various platforms. If we fail to attract a sufficient number of advertisers, our operating results and revenues may not meet expectations.

One important strategy underlying our recent acquisitions is to create an integrated media platform on which advertisers wishing to reach affluent audience and readers may advertise simultaneously on multiple media outlets. However, advertisers may decide that they do not need to use multiple outlets, find that our targeted demographic does not consist of their desired consumers or a critical mass of consumers, decide to use a competitor’s services or decide not to use our services for other reasons. If the advertisers decide against advertising with us, we may not realize our growth potential or meet investor expectations. Our future operating results and business prospects could be adversely affected.

Some segments of our business have sustained net losses in the past and may continue to sustain net losses in the future or may not grow as expected.

Some of our businesses, including our Fortune China operations and our magazine operations, have sustained net losses in the past and we may sustain net losses in any or all of our subsidiaries operating in the future.

We expect that our operating expenses will increase and the degree of increase in these expenses will depend on anticipated organic growth and strategic acquisitions. We have accounted for a significant amount of goodwill from acquisitions. Furthermore, any additional acquisition giving rise to increased goodwill or any decrease or delay in generating additional sales volume and revenue could result in substantial operating and net losses in future periods. If we sustain net losses or any of our operating groups sustains net losses, it may have an adverse effect on our financial condition and operating results.

We derive a substantial proportion of our revenues from advertising, and the advertising market is particularly volatile.

Most of our operating groups, including our broadcast, print and advertising groups, derive the majority of their revenues from the provision of advertisement and sponsorships. Advertising spending is volatile and sensitive to changes in the economy. Our advertising customers may reduce the amount they spend on our media for a number of reasons, including:

•	a downturn of economic conditions in China or around the globe;

•	a decision to shift advertising expenditure to other media and platforms;

•	a deterioration of the ratings of our programs;

•	a change of government policy with regard to the type of programs that can be broadcast; or

•	a decline in advertising spending in general.

If we are unable to continually attract advertisers to our media services, we will be unable to maintain or increase our advertising fees and sales, which could negatively affect our ability to generate revenues in the future. A decrease in demand for advertising in general and for our advertising services in particular could materially and adversely affect our operating results.

The market for most of our operating groups is concentrated in a few major cities in China, and if advertising spending decreases in any of these cities, our operating results and revenues could be adversely affected.

The audience and readers of the media platforms we utilize are concentrated in a few of the more affluent urban areas of China, including Beijing, Shanghai, Guangzhou, Shenzhen and, to a lesser extent, in other large cities in China. We expect these cities to continue to constitute important sources of our revenues. If any of these major cities experiences an event negatively affecting its advertising industry, such as an economic downturn, the implementation of an adverse governmental policy or a natural disaster, our business and operating results could be adversely affected.

Our business could suffer if we do not successfully manage current growth and potential future growth.

The business of each of our operating groups has expanded rapidly in recent years. We anticipate further expansion of our operations and workforce. Our growth to date has placed, and our anticipated future operations will continue to place, significant demands on our management, systems and resources. In addition to training and managing our workforce, we will need to continue to improve and develop our financial and managerial controls and our reporting systems and procedures. Any failure to efficiently or effectively manage the growth of our operations may limit our future growth and hamper our business strategy.

We may not have sufficient experience to address the risks frequently encountered by fast growing companies. These risks include our potential failure to:

•	develop new and enhance existing product and services, obtain new customers, and retain existing customers;

•	maintain adequate control of our expenses;

•	attract and retain qualified personnel; and

•	respond to competitive market conditions.

If we do not successfully address each of these risks, our financial position and operating results could be adversely affected.

Our operating results may fluctuate, which makes our results difficult to predict and could cause our results to fall short of expectations.

Our operating results may fluctuate as a result of a number of factors, many of which are outside of our control. Our quarterly and annual revenues and costs and expenses as a percentage of our revenues may be significantly different from our historical or projected rates. Our operating results in future quarters may fall below expectations. Any of these events could cause the price of our ADSs to fall. Any of the risk factors listed in this “Item 3.D. Key information — Risk factors” section could cause our operating results to fluctuate from quarter to quarter.

Because of our limited operating history, our rapidly growing business and our recent acquisitions of substantially all of our operations, our historical operating results may not be useful to you, and you should not rely on our past results, in predicting our future operating results. Advertising spending in China has historically been volatile, reflecting overall economic conditions as well as budgeting and buying patterns. As we continue to grow, we expect that the volatility in our business may cause our operating results to fluctuate. If our revenues for a particular quarter are lower than we expect, we may be unable to reduce our operating expenses for that quarter by a corresponding amount, which would harm our operating results for that quarter relative to our operating results from other quarters.

Our quarterly operating results may fluctuate significantly from period to period due to seasonality in our business.

Our quarterly operating results may fluctuate significantly from period to period based on the seasonality of consumer spending and corresponding advertising trends. Revenues for our business are driven largely by advertising and sponsorship across all our operating groups and media platforms, which subject us to the seasonal effects of China’s advertising industry. The advertising cycle in China typically peaks towards the end of the calendar year. Advertising spending tends to decrease during January and February due to the Chinese Lunar New Year holiday. In addition, there is a decrease in advertising during the May 1 Labor Day holiday and the October 1 National Day holiday. As a result, you may not be able to rely on quarterly period comparisons of our operating results as an indication of our future performance.

If we do not maintain and develop our brands and those of our strategic partners, we will not be able to attract audience and readers to the media platforms we use.

Many of the media platforms we use, including Fortune China, Money Journal, EasyFM, the Economic Observer, and Inner Mongolia Satellite Television, attract readers, audience and advertisers partly through brand name recognition. We believe that establishing, maintaining and enhancing our portfolio of brand names and those of our strategic partners will enhance our growth prospects. Some of our competitors have well-established brands in the media industry. The promotion of our brands and those of our strategic partners will depend largely on our success in maintaining a sizable and loyal audience and readership, providing high-quality content and organizing effective marketing programs. While many of the media platforms we utilize currently have a high level of brand recognition, we may not be able to maintain our existing brands or those of our strategic partners or develop new brands on a cost-effective basis, which may have an adverse impact on our operating results.

In addition, Xinhua Financial Network Limited, or Xinhua Financial Network, the predecessor and now subsidiary of our parent, Xinhua Finance Limited, and China Economic Information Service, entered into an agreement, pursuant to which China Economic Information Service granted to Xinhua Financial Network and its affiliates the right to use the word “Xinhua” as the first name worldwide. We have in turn entered into an agreement with Xinhua Financial Network to use the word “Xinhua”. Our agreement with Xinhua Financial Network covers only the rights of Xinhua Financial Network and not any rights held by our parent. Although our parent has applied to register the trademark for the logo containing “Xinhua Finance” in China, it is not clear whether the registration will be accepted in China or whether we or our parent or its affiliates could continue to use the name “Xinhua” if the agreement between Xinhua Financial Network and China Economic Information Service were to terminate. In addition, if we were to cease to be an affiliate of our parent, we may be unable to continue using the “Xinhua” name.

If we are unable to continue using the name “Xinhua”, our branding will be affected, which may have an adverse impact on our operating results.

If we do not compete successfully against new and existing competitors, we may lose our market share, and our operating results may be adversely affected.

We compete with international and local media entities on various platforms and advertising service providers. The media, advertising and research sectors in China are very competitive and constantly evolving. Many of our competitors have a longer operating history, larger product and service suites, greater capital resources and broader international or local recognition. Given the recent growth in the China market, we expect international competitors to increase their focus in this region and local competitors to increase their focus in these sectors, intensifying the competition in our business areas. If we cannot successfully compete against new or existing competitors, our operating results may be adversely affected.

Our broadcast and print businesses face increasing competition from new technologies, such as the Internet, broadband wireless and Internet television, and new consumer products, such as portable digital audio players and personal digital video recorders. These new technologies and alternative media platforms compete with our broadcast and print groups for audience and readership share and advertising revenue, and in the case of some products, allow audience and readers to avoid traditional advertisements. China has also established a timetable to switch its radio and television broadcasting from analog to digital. We are unable to predict the effect such technologies and related services and products will have on our broadcast operations, but there exist certain risks, including, among others, that the capital expenditures necessary to adapt our products and services to such technologies could be substantial, and other companies employing such technologies could compete with our businesses.

We rely on services from third parties that are also our competitors to carry out certain of our businesses. If any of these firms refuses to continue its cooperative relationship with us, or makes the terms of doing so more onerous, our ability to attract customers or provide services will be affected.

We rely on a number of third parties to attract customers and provide other services. Some of the owners and operators of those third party services also compete with us in one or more of our principal business areas. For example, our advertising group is dependent on large international advertising agencies to attract many of our major international advertising customers, yet we also compete with the same agencies. If one or more of those firms refuses to continue their cooperative relationship with us in the future, or makes the terms of doing so more onerous, our ability to attract customers or provide services to our audience, readers and customers will be adversely affected. Furthermore, if our arrangements with any of these third parties are terminated, we may not find an alternative source of support on a timely basis, on terms as advantageous to us or at all. Any of these events could have an adverse effect on our business and operating results.

Our business depends substantially on the continuing efforts of our key executives. Our business may be severely disrupted if we lose their services.

Our future success heavily depends upon the continued services of our key executives, particularly Fredy Bush, who is the Chief Executive Officer of our company. Our Chief Executive Officer also serves as the Chief Executive Officer of our parent company and will be required to devote a substantial amount of time in that capacity. We rely on the expertise of our key executives in business operations and the advertising and media industries and on their relationships with our shareholders, business partners and regulators. If one or more of our key executives are unable or unwilling to continue in their present positions, we may not be able to replace them easily or at all. Therefore, our business may be severely disrupted, our financial condition and results of operations may be materially and adversely affected and we may incur additional expenses to recruit and train personnel.

In addition, if any of these key executives joins a competitor or forms a competing company, we may lose customers and business partners, and our operating results may be adversely affected. Each of our executive officers has entered into an employment agreement with us that contains confidentiality and non-competition provisions. If any disputes arise between our executive officers and us, these agreements may not be enforced effectively.

Our senior management and employees have worked together for a short period of time, which may make it difficult for you to evaluate their effectiveness and ability to address challenges.

Due to our limited operating history, recent acquisitions of substantially all of our business operations and recent additions to our management team, certain of our senior management and employees have worked together at our company for only a relatively short period of time. As we acquired substantially all of our business operations recently, none of our senior management has worked with our operating groups for a substantial period of time. As a result of these circumstances, it may be difficult for you to evaluate the effectiveness of our senior management and other key employees and their ability to work with the employees of our operating groups and address future challenges to our business.

If we are unable to attract, train and retain key individuals, highly skilled employees and important talent, our business may be adversely affected.

We expect to need to hire additional employees, including personnel to maintain and expand our print productions, graphics designers and production personnel to create advertisements and produce programming, information technology and engineering personnel to maintain and expand our delivery platform, marketing personnel to sell our products, and administrative staff to support our operations. Some of our operating groups, especially our broadcast group, also rely on the appearances of well-known personalities and talents during programming, such as the Fortune China programs. If we are unable to identify, attract, hire, train and retain individuals in these areas or retain our existing employees, due to our failure to provide them with adequate incentives or otherwise, the quality of our products and services may be negatively impacted, which could adversely affect our business and results of operations.

We may be subject to litigation for information provided in our products and services, which may be time-consuming and costly to defend.

Our products and services contain information such as financial news, interviews, quotes of securities prices, analytical reports, investment recommendations and portrayals of people in our television productions. It is possible that if any information contains errors or false or misleading information, or is perceived to infringe intellectual property rights of others, third parties could take action against us for losses incurred in connection with the use of such information. Any claims, with or without merit, could be time-consuming and costly to defend, result in litigation and divert management’s attention and resources, which could have an adverse effect on our operating results.

We may not be able to prevent others from using our intellectual property, which may harm our business and expose us to litigation.

We regard our content, copyrights, domain names, trade names, trademarks and similar intellectual property as critical to our success. We try to protect our intellectual property rights by relying on trademark, copyright and confidentiality laws and contracts. The copyright, trademark and confidentiality protection in China may not be as effective as in other countries, such as the United States or elsewhere.

We seek to limit the threat of content misappropriation. However, policing unauthorized use of our products and services and related intellectual property is often difficult and the steps we have taken may not in every case prevent the infringement by unauthorized third parties. Developments in technology, including digital copying, file compressing and the growing penetration of high-bandwidth Internet connections increase the threat of content misappropriation by making it easier to duplicate and widely distribute misappropriated material. In addition, the risk exists that some local television stations or channels may, when airing our or Shanghai Camera’s programs, remove the original advertisements we or Shanghai Camera placed from the programs and replace them with their own advertisements. Content misappropriation presents a threat to our revenues from products and services, including, but not limited to, television, radio, media production, and our magazine and newspaper operations.

There can be no assurance that our efforts to enforce our rights and protect our products, services and intellectual property will be successful in preventing content misappropriation. Any misappropriation could have a negative effect on our business and operating results. Furthermore, we may need to resort to litigation to enforce our intellectual property rights. Litigation relating to our intellectual property might result in substantial costs and diversion of resources and management attention.

In addition, the ownership of certain trademarks used by us or our strategic partners may be subject to claims by other parties and if any litigation of such disputes is involved, substantial costs and interruption of our business, or the business of our strategic partners, may be involved, which may adversely affect our business or results of operations.

Failure to achieve and maintain effective internal controls could have a material and adverse effect on the trading price of our ADSs.

We are subject to reporting obligations under the U.S. securities laws. The Securities and Exchange Commission, as required under Section 404 of the Sarbanes-Oxley Act of 2002, or the Sarbanes-Oxley Act, has adopted rules requiring public companies to include a report of management on the effectiveness of such companies’ internal control over financial reporting in their annual reports. In addition, an independent registered public accounting firm for a public company must attest to and report on the effectiveness of our company’s internal control over financial reporting. These requirements will first apply to our annual report on Form 20-F for the fiscal year ending December 31, 2008. Management may not conclude that our internal control over financial reporting is effective. Moreover, even if our management concludes that our internal control over financial reporting is effective, our independent registered public accounting firm may issue a report that is qualified if such firm is not satisfied with our internal control over financial reporting or the level at which our controls are documented, designed, operated or reviewed, or if such firm interprets the relevant requirements differently from us. In addition, during the course of such evaluation, documentation and testing, we may identify deficiencies which we may not be able to remediate in time to meet the deadline for compliance with the requirements of Section 404 of the Sarbanes-Oxley Act.

We have identified a number of control deficiencies. The significant control deficiencies identified by us included, among others: (i) the lack of sufficient financial reporting and accounting personnel to fulfill the post-offering U.S. GAAP reporting requirements; and (ii) the lack of a comprehensive accounting policies and procedures manual to communicate to accounting and finance personnel to ensure the consistent application of U.S. GAAP. We have taken, and will continue to take, measures to remediate these control deficiencies. For example, we have retained Protiviti Inc., a leading independent risk consulting and internal auditing organization, to provide consulting services related to our Sarbanes-Oxley Section 404 compliance efforts.

If we fail to achieve and maintain the adequacy of our internal controls, we may not be able to conclude on an ongoing basis that we have effective internal control over financial reporting in accordance with the Sarbanes-Oxley Act. Moreover, effective internal controls, particularly those related to revenue recognition, are necessary for us to produce reliable financial reports and are important to help prevent fraud. As a result, any failure to achieve and maintain effective internal control over financial reporting could result in the loss of investor confidence in the reliability of our financial statements, which in turn could negatively impact the trading price of our ADSs. Furthermore, we may need to incur significant costs and use significant management and other resources in an effort to comply with Section 404 of the Sarbanes-Oxley Act and other requirements.

We may need additional capital to finance future acquisitions and we may not be able to obtain it.

We may require additional cash resources in order to make acquisitions. We plan to expand through acquisitions, but have not yet identified many of the targets for acquisition. Often the cost of acquisitions is not known until the opportunities are analyzed, due diligence has commenced and negotiations are underway. We also may need to pay large amounts in additional earn-out consideration in connection with acquisitions structured to include these types of payments. As of the date of this annual report, we may need to pay as much as $156.9 million in additional earn-out consideration in connection with past acquisitions. If the cost of the acquisitions that our management deems appropriate are higher than our cash resources, we will need to seek additional cash resources, and may seek to sell additional equity or debt securities or obtain a credit facility. The sale of additional equity securities could result in additional dilution to our shareholders. If we sell additional equity securities and our shareholders experience dilution, you will also experience dilution of your ADSs. The incurrence of indebtedness would result in increased debt service obligations and could result in operating and financing covenants that would restrict our operations. We may not be able to obtain financing in amounts or on terms acceptable to us, if at all. As a result, our operating results and financial condition could be adversely affected.

We may be required to record a significant charge to earnings if our goodwill or acquired intangible assets are determined to be impaired.

We are required to review our amortizable intangible assets for impairment when events or changes in circumstances indicate the carrying value may not be recoverable. Goodwill and intangible assets with indefinite lives are required to be tested for impairment at least annually, or more frequently if events or changes in circumstances indicate that the asset might be impaired. For the years ended December 31, 2005, 2006 and 2007, we recorded $0.1 million, $3.5 million and $14.6 million as amortization of intangible assets, respectively. As of December 31, 2005, 2006 and 2007, the amount of our goodwill was $4.1 million, $83.7 million and $180.1 million, respectively, and the amount of our total intangible assets, including license agreements and exclusive advertising agreements, was $0.6 million, $176.2 million and $233.5 million, respectively. Factors that may be considered a change in circumstances indicating that the carrying value of our goodwill or acquired intangible assets may not be recoverable include, but are not limited to, a decline in stock price and market capitalization and slower growth rates in our industry. Should the carrying value of our goodwill or acquired intangible assets be determined to be impaired, their carrying value would be written down. We have recorded significant goodwill and intangible assets relating to our recent acquisitions and because we cannot ensure the future profitability of the acquired entities, we may be required to record a significant charge to earnings in our financial statements during the period in which our goodwill or acquired intangible assets is determined to be impaired, which would adversely affect our operating results.

Our strategy of expanding our Internet and new media presence may not be well received or may be more expensive than we expected.

We may expand our presence on the Internet and expand the media platforms we use to include new media, such as broadband wireless broadcasting and Internet television. However, the market for Internet and new media platforms is rapidly evolving and is becoming increasingly competitive. We cannot predict whether, or how fast, this market will grow. Moreover, if we fail to expand our Internet and new media presence or adapt to the rapid change in the Internet and new media markets and technology, our business, competitiveness, or results of operations could be materially affected.

Our success with expansion into these media platforms depends on a number of factors, including:

•	sufficient demand for these services from our existing and potential audience and readers, and sufficient advertising revenues from customers, to offset the substantial investment we will make in order to provide them;

•	our ability to compete effectively with other providers of these services;

•	our ability to adapt and develop our products and services in order to conform to market conditions and customer needs; and

•	our ability to form, acquire or cooperate with Internet content and service providers and obtain the appropriate licenses to conduct this business.

The absence or failure of any one or more of these factors, based on our inability to predict the effect of emerging technology or competition on the viability of our broadcast operations, products or investments, may materially and adversely affect our business, results of operations, financial condition and prospects.

Risks related to the regulation of our business and to our structure

If the PRC government finds that the agreements that establish the structure for operating our China businesses do not comply with PRC governmental restrictions on foreign investment in the media, market research, and telecommunications industries, or if these regulations or the interpretation of existing regulations change in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations.

Most of our operations are conducted through operating subsidiaries in China, and through our contractual arrangements with several of our affiliated entities and their shareholders in China. PRC regulations currently prohibit or restrict foreign ownership of media, advertising, market research and telecommunications companies. For a description of these regulations, see “Item 4.B. Information on the Company — Business overview — Regulation — Regulations on investment of foreign and private capital in the media, advertising, market research and telecommunications industries”. We have entered into contractual arrangements with these affiliated entities and their shareholders, all PRC citizens, which enable us to, among other things, exercise effective control over these affiliated entities and their respective subsidiaries. See “Item 4.C. Information on the Company — Organizational structure — Our corporate structure and contractual arrangements”. In the opinion of our PRC legal counsel, Commerce & Finance Law Offices, the business operations of our subsidiaries in China and our affiliated entities and their respective subsidiaries comply in all material respects with existing PRC laws and regulations.

However, if we or any of our subsidiaries or affiliated entities are found to be in violation of any existing or future PRC laws or regulations (for example, if we are deemed to be holding equity interests in certain of our affiliated entities in which direct foreign ownership is prohibited) the relevant PRC regulatory authorities, including the State Administration of Radio, Film and Television, the Ministry of Culture, and the Ministry of Information Industry, which regulate the media and telecommunications industries, would have broad discretion in dealing with such violations, including:

•	revoking the business and operating licenses of our PRC subsidiaries or affiliates;

•	confiscating relevant income and imposing fines and other penalties;

•	discontinuing or restricting our PRC subsidiaries’ or affiliates’ operations;

•	requiring us or our PRC subsidiaries or affiliates to restructure the relevant ownership structure or operations;

•	restricting or prohibiting our use of the proceeds of our initial public offering to finance our businesses and operations in China; or

•	imposing conditions or requirements with which we or our PRC subsidiaries or affiliates may not be able to comply.

The imposition of any of these penalties would result in a material and adverse effect on our ability to conduct our business.

We conduct our business through agreements with our strategic partners. Under these agreements, we provide services to our strategic partners in return for a fee from, or the exclusive rights to sell advertising for, our strategic partners. For details of these agreements, see “Item 4.B. Information on the Company — Business overview — Arrangements with partners and suppliers”. If any of these agreements is found to be in violation of any existing or future PRC laws or regulations, we would have to terminate our operation under that particular agreement or otherwise restructure our operation to bring it in compliance with the relevant laws or regulations. In addition, the relevant PRC regulatory authorities may impose further penalties. Any of these consequences could have a material and adverse effect on our operations.

In many cases, existing regulations with regard to investments from foreign investors and domestic private capital in the media industry lack detailed explanations and operational procedures, and are subject to interpretation, which may change over time. Most of these regulations have not been interpreted by the relevant authorities in circumstances similar to our corporate structure. Accordingly, we cannot be certain how the regulations will be applied to our business, either currently or in the future. Moreover, new regulations may be adopted or the interpretation of existing regulations may change, any of which could result in similar penalties, resulting in a material and adverse effect on our ability to conduct our business.

We rely on contractual arrangements with our PRC operating affiliates and their subsidiaries and shareholders for our China operations, which may not be as effective in providing operational control as direct ownership.

We rely on contractual arrangements with several affiliated PRC entities and their shareholders, including Shanghai Yuan Zhi Advertising Co., Ltd., or Yuan Zhi, Beijing Century Advertising Co., Ltd., or Century Media Advertising, Beijing Taide Advertising Co., Ltd., or Beijing Taide, Shenzhen Active Trinity Advertising Co., Ltd., or Shenzhen Trinity, Beijing Xintai Huade Advertising Co., Ltd., or Xintai Huade, Guangzhou Jingshi Culture Intermediary Co., Ltd., or Guangzhou Jingshi, Beijing Mobile Interactive Co., Ltd., or M-in, Shanghai Singshine Marketing Service Co., Ltd., or Shanghai Singshine Marketing, Guangzhou Singshine Communication Co., Ltd., or Singshine Communication, Shanghai Yifu Advertising Design and Promotion Co., Ltd., or Shanghai Yifu, and Shanghai Renhe Movie and Television Intermediary Co., Ltd., or Shanghai Renhe, to operate our businesses. For a description of these contractual arrangements, see “Item 4.C Information on the Company — Organizational structure”. In the opinion of our PRC legal counsel, Commerce & Finance Law Offices, these contractual arrangements are valid, binding and enforceable, and will not result in any violation of PRC laws or regulations currently in effect. These contractual arrangements may not be as effective in providing us with control over these entities as direct ownership. If we had direct ownership of these entities, we would be able to exercise our rights as a shareholder to effect changes in the boards of directors of these entities, which in turn could effect changes, subject to any applicable fiduciary obligations, at the management level. However, if any of these entities or any of their subsidiaries or their shareholders fails to perform its or his respective obligations under these contractual arrangements, we may not be able to enforce the relevant agreements if the agreements are ruled in violation of the PRC laws as mentioned above, even if the contracts are otherwise legal and valid. We may have to incur substantial costs and resources to enforce them, and seek legal remedies under PRC law, including specific performance or injunctive relief, and claiming damages, which may not be effective. Accordingly, it may be difficult for us to change our corporate structure or to bring claims against any of these entities if they do not perform their obligations under their contracts with us.

Many of these contractual arrangements are governed by PRC law and provide for the resolution of disputes through either arbitration or litigation in the PRC. Accordingly, these contracts would be interpreted in accordance with PRC law and any disputes would be resolved in accordance with PRC legal procedures. The legal environment in the PRC is not as developed as in other jurisdictions, such as the United States. As a result, uncertainties in the PRC legal system could limit our ability to enforce these contractual arrangements. In the event we are unable to enforce these contractual arrangements, we may not be able to exert effective control over our operating entities, and our ability to conduct our business may be negatively affected.

The shareholders of our PRC affiliated entities may breach our agreements with them or may have potential conflicts of interest with us, and we may not be able to enter further agreements to extract economic benefits from these entities, which may materially and adversely affect our business and financial condition.

The shareholders of Yuan Zhi, Century Media Advertising, Beijing Taide, Shenzhen Trinity, Xintai Huade, Guangzhou Jingshi, M-in, Shanghai Singshine Marketing, Singshine Communication, Shanghai Yifu and Shanghai Renhe may breach or cause our PRC affiliated entities and their subsidiaries to breach or refuse to renew the existing contractual arrangements that allow us to effectively control our PRC affiliated entities and their subsidiaries, and receive economic benefits from them. In addition, Wang Yong Hong, the shareholder of Century Media Advertising and a shareholder of Beijing Taide, is also our Director of Business Development. Jiang Gui Bin, the shareholder of Guangzhou Jingshi, is the Director of Sales for Southern China for our magazine operations. All other contracting shareholders are PRC citizens with no significant relationship with us or our parent. Conflicts may arise between their dual roles as a shareholder and as an employee. We cannot assure you that when conflicts of interest arise, they will act in the best interests of our company or that conflicts of interests will be resolved in our favor. We do not have existing arrangements to address potential conflicts of interest between these individuals and our company. We have made long-term loans in an aggregate principal amount of RMB41.9 million ($5.7 million) to these shareholders. We extended these loans to help them fund the initial capitalization, additional capitalization or purchase of those entities. The security on the loans is limited to their pledge of the shares of those affiliates. According to the PRC Property Rights Law, however, effective as of October 1, 2007, such pledge will be effective upon registration with the relevant administration for industry and commerce. Our subsidiary applied for such registration, but the application was not accepted due to the lack of a clear registration procedure. Our subsidiary will continue to make efforts to register such pledge when the administration for industry and commerce implements registration procedures in accordance with the PRC Property Rights Law in the future. The refusal of the relevant administration for industry and commerce to register these pledges may allow the shareholders to dishonor their pledges to us and re-pledge the shares to another entity or person. We rely on these individuals to abide by the contract laws of China and honor their contracts with us. If we cannot resolve any conflicts of interest or disputes between us and the shareholders of our PRC affiliated entities, we would have to rely on legal proceedings, which could result in disruption of our business. There is also substantial uncertainty as to the outcome of any such legal proceedings.

In addition, we do not yet have contractual arrangements in place for some of our affiliated entities that would enable us to receive economic benefits from them, and the shareholders may refuse to enter into these contracts. Moreover, some of the subsidiaries of these entities have minority shareholders and we may not be permitted to enter into contracts to receive economic benefits from the entities, because these contracts may not be on an arm’s length basis. If we are unable to enter into these contractual arrangements, we may attempt to receive dividends through the shareholders of these entities, but the minority shareholders may also be entitled to their share of dividends. Any inability to transfer economic benefits from our affiliated entities to us may have an adverse effect on our business, and on our ability to pay dividends to our shareholders, including our ADS holders.

Contractual arrangements we have entered into with our subsidiaries and affiliated entities or acquisitions of offshore entities that conduct PRC operations through affiliates in China may be subject to scrutiny by the PRC tax authorities, and we may have to pay additional taxes or be found ineligible for a tax exemption.

Under PRC law, arrangements and transactions among related parties may be subject to audit or challenge by the PRC tax authorities. If any of the transactions we have entered into with our subsidiaries and affiliated entities are found not to be on an arm’s-length basis, or to result in an unreasonable reduction in tax under PRC law, the PRC tax authorities have the authority to disallow our tax savings, adjust the profits and losses of our respective PRC entities and assess late payment interest and penalties. A finding by the PRC tax authorities that we are ineligible for any such tax savings we may achieve, or that any of our affiliated entities are not eligible for their tax exemptions, would substantially increase our taxes owed and reduce our net income and the value of your investment. In addition, in the event that in connection with some of our acquisitions of offshore entities that conducted their PRC operations through their affiliates in China, the sellers of such entities failed to pay any taxes required under PRC law, the PRC tax authorities could require us to pay the tax, together with late-payment interest and penalties. The occurrence of any of the foregoing could have a negative impact on our operating results and financial condition.

Certain of our PRC operating companies or strategic partners have previously engaged or may currently engage in activities without appropriate licenses or approvals or outside the authorized scope of their business licenses or permitted activities. This could subject those companies to fines and other penalties, which could have a material adverse effect on our business.

Some of our operating companies or strategic partners have previously engaged or may currently engage in activities without appropriate licenses or approvals or outside the authorized scope of their business licenses or permitted activities. If we or our strategic partners do not receive any necessary licenses or approvals, broaden the authorized business scope or narrow the scope of the activities as appropriate, we or the relevant strategic partner may have to cease the operations or contract our operations to third parties who hold the appropriate licenses. In addition, counterparties to contracts we make when engaging in activities that require licenses may legally default on those contracts if we or the relevant strategic partner do not possess the appropriate licenses. The occurrence of any of these events would have an adverse effect on our business and results of operations.

The authorities may refuse to grant any licenses we may seek. For companies that exceeded the scope of their business licenses or permitted activities or operated without a license or needed approval in the past but are now compliant, as well as for any companies that may currently operate without the appropriate license or approval or outside the scope of their business license or permitted activities, the relevant PRC authorities have the authority to impose fines or other penalties, sometimes as much as five to ten times the amount of the illegal revenues and may require the disgorgement of profits or revocation of the business license. Due to the inconsistent nature of regulatory enforcements in the PRC, those of our PRC operating companies and strategic partners that exceeded the scope of their business licenses or permitted activities or operated without the appropriate licenses or approvals in the past or may be doing so currently may be subject to the above fines or penalties, including the disgorgement of profits or revocation of the business license of one or more of these companies. These fines or penalties may have a material adverse effect on our business.

Any limitation on the ability of our subsidiaries and affiliated entities to make dividend or distribution payments to us could have a material adverse effect on our ability to conduct our business.

Current PRC regulations permit our subsidiaries to pay dividends to us only out of their accumulated profits, if any, determined in accordance with Chinese accounting standards and regulations. In addition, each of our subsidiaries and affiliated entities in China is required to set aside at least 10% of its after-tax profits each year, if any, to fund a statutory reserve until such reserve reaches 50% of its registered capital. These reserves are not distributable as cash dividends. Furthermore, if our subsidiaries and affiliated entities in China incur debt on their own behalf in the future, the loan agreements governing that debt may restrict their ability to pay dividends or make other payments to us. In addition, the PRC tax authorities may require us to adjust our taxable income under the contractual arrangements we currently have in place in a manner that would materially and adversely affect our subsidiaries’ ability to pay dividends and other distributions to us. Any limitation on the ability of our subsidiaries and affiliated entities to distribute dividends or other payments to us could materially limit our ability to grow, make investments or acquisitions that could be beneficial to our businesses, or otherwise fund and conduct our business.

The dividends we receive from our wholly-owned operating subsidiaries and our global income may be subject to PRC tax under the new PRC tax law, which would have a material adverse effect on our results of operations.

Under the Enterprise Income Tax Law enacted by the National People’s Congress of China, or the new PRC tax law, and the Implementation Regulations of the Enterprise Income Tax Law, both of which became effective on January 1, 2008, an enterprise established outside of the PRC with “de facto management bodies” within the PRC is considered a resident enterprise and is subject to the enterprise income tax at the rate of 25% on its global income, and “de facto management bodies” is defined as the bodies that have material and overall management and control over the business, personnel, accounts and properties of the enterprise. If the PRC tax authorities subsequently determine that we and our subsidiaries established outside of China should be classified as a resident enterprise, then our global income including the dividends we receive from our subsidiaries incorporated in China will be subject to the enterprise income tax at the rate of 25%, which would have a material adverse effect on our business, financial condition and results of operations. The new PRC tax law and its implementation regulations further provides that dividends distributed between qualified resident enterprises, which means the investment income derived by a resident enterprise from direct investment in other resident enterprises with exception to the investment income from circulating stocks issued publicly by resident enterprises and traded on stock exchanges where the holding period is less than 12 months, shall be exempted from the enterprise income tax. As the term “resident enterprises” needs further clarification and interpretation, we cannot assure you that if we and our subsidiaries established outside of China are deemed as resident enterprises, the dividends distributed by our subsidiaries incorporated in China as foreign-invested enterprises to their direct shareholders would be regarded as dividends distributed between qualified resident enterprises, and be exempted from the enterprise income tax.

In addition, even if we and our subsidiaries established outside of China are not deemed to be resident enterprises, they still may be regarded as a “non-resident enterprise”, and under the new PRC enterprise income tax law and its implementation regulations, dividends payable by a foreign-invested enterprise in China to its foreign investor who is a non-resident enterprise will be subject to a 10% withholding tax unless any such foreign investor’s jurisdiction of incorporation has a tax treaty with China that provides for a different withholding arrangement. The direct shareholders of our subsidiaries incorporated in China as foreign-invested enterprises are located either in the British Virgin Islands or Hong Kong. The British Virgin Islands does not have such a tax treaty with China while according to the Mainland and Hong Kong Special Administrative Region Arrangement on Avoiding Double Taxation or Evasion of Taxation on Income agreed between China and Hong Kong in August 2006, dividends paid by a foreign-invested enterprise in China to its direct holding company in Hong Kong will be subject to withholding tax at a rate of no more than 5% (if the foreign investor owns directly at least 25% of the shares of the foreign-invested enterprise).

The imposition of withholding tax on dividends payable by our PRC subsidiaries to us, or the imposition of PRC tax on our global income as a “resident enterprise” registered outside the PRC under the new enterprise income tax law could have a material adverse effect on our financial condition and results of operations.

The PRC government may prevent us or our strategic partners from producing or distributing, and we or they may be subject to liability for, content that it believes is inappropriate.

The media sector in China is highly regulated and closely monitored by various government agencies in China, in particular the State Administration of Radio, Film and Television. China has enacted laws and regulations governing the production and distribution of news, information or other content. In the past, the PRC government has stopped the production or distribution of information or content that it believes violates PRC law and the media entities in breach of such laws have been severely reprimanded. The State Administration of Radio, Film and Television continues to promulgate new regulations which prohibit information and content from being distributed through the media. Inappropriate content includes, among others, information that threatens the unity, sovereignty, and territorial integrity of the PRC, endangers national security, incites violence and uprising, propagates obscenity or undermines public morality.

In addition, the State Administration of Radio, Film and Television has published regulations that subject media operators to potential liability for content distributed through their broadcast or print media.

Under applicable PRC regulations, we or our strategic partners may be held liable for any content we or they offer or will offer through the media platforms we utilize, including news articles, interviews, television and radio programs, and advertisements.

It may be difficult to determine the type of content that may result in liability. Censorship is carried out on a case by case basis, often without consistency between the cases and without explanation. If any of our content or the content of our strategic partners is deemed to have violated any of such content restrictions, we or they would not be able to continue to create or distribute such content and could be subject to penalties, including confiscation of income, fines, suspension of business and revocation of licenses for operating media services, which would materially and adversely affect our business, financial condition and operating results.

The PRC law on advertising content is such that we may be subject to liability for advertisements produced by us or advertisements displayed on our or our strategic partners’ media platforms.

PRC advertising laws and regulations require advertisers, advertising operators and advertising distributors, including businesses such as ours, to ensure that the content of the advertisements they prepare or distribute is fair and accurate and is in full compliance with applicable law. Violation of these laws or regulations may result in penalties, including fines, confiscation of advertising fees, orders to cease dissemination of the advertisements and orders to publish an advertisement correcting the misleading information. In circumstances involving serious violations, the PRC government may revoke a violator’s license for advertising business operations.

We and our strategic partners are obligated under PRC laws and regulations to monitor the advertising content that is shown, displayed or printed on any of our or their media outlets for compliance with applicable law. In addition, for advertising content related to specific types of products and services, such as alcohol, cosmetics, pharmaceuticals and medical facilities, we and our strategic partners are required to confirm that the advertisers have obtained requisite government approvals, including the advertiser’s operating qualifications, proof of quality inspection of the advertised products, government pre-approval of the contents of the advertisement and filing with the local authorities. We and, to our best knowledge, our strategic partners, employ qualified advertising inspectors who are trained to review advertising content for compliance with relevant PRC laws and regulations, and we endeavor to comply, and encourage our strategic partners to take measures to comply, with such requirements, by methods including requesting relevant documents from the advertisers.

Civil claims may be filed against us for fraud, defamation, subversion, negligence, copyright or trademark infringement or other violations due to the nature and content of the advertisements displayed on our advertising network. In addition, our reputation will be tarnished and our results of operations may be adversely affected.

If the PRC government finds that the financial data and media services we provide do not comply with PRC laws and regulations relating to the provision of securities investment advisory services, we may suffer severe disruption to our business operations and lose a substantial portion of our revenue.

PRC laws require entities providing securities investment advisory services to the public to obtain a securities advisory permit from the China Securities Regulatory Commission, or the CSRC. Because we do not have this permit, if we or any of our subsidiaries are found to be in violation of PRC laws and regulations relating to the provision of securities investment advisory services, the relevant PRC regulatory authorities would have broad discretion in dealing with such violations, including imposing monetary penalties on us, or forcing us to pursue more limited business objectives that do not include offering financial data and media services. Therefore, if the CSRC were to conclude that we provide securities investment advisory services, we could suffer severe disruption to our business operations and lose a substantial portion of our revenue.

We are controlled by our parent company, whose interests may differ from other shareholders.

As of April 30, 2008, our parent company, Xinhua Finance Limited, Patriarch Partners Media Holdings, LLC, or Patriarch Partners, Fredy Bush, the Chairman of our Board of Directors and our Chief Executive Officer, and Yucaipa Global Partnership Fund L.P, or Yucaipa,, beneficially own approximately 34.8%, 7.0%, 6.4% and 6.0% of the outstanding shares of our equity, respectively. The shares held by our parent are class B common shares, which have ten votes per share, compared with one vote per share for our class A common shares, giving our parent effective control of approximately 84.2% of the voting rights. Patriarch Partners is also a shareholder in our parent and has agreements with our parent regarding voting rights in us, an investor rights agreement with us, and a credit agreement with us, as well as special privileges due to its holding of our convertible preferred shares. See “Item 7.B. Major shareholders and related party Transactions — Related party transactions — Transactions with Patriarch Partners”. Yucaipa holds series B preferred shares which are convertible into approximately 10 million of our class A common shares. Yucaipa will hold approximately 12.1% of our outstanding shares following conversion of the series B preferred shares. Yucaipa also has a shareholder’s agreement with us that provides it with special privileges including representation on the board of directors. See “Item 7.B. Major shareholders and related party Transactions — Related party transactions — Transactions with Yucaipa”. Accordingly, our parent, Patriarch Partners, our Chief Executive Officer and Yucaipa will have significant influence in determining the outcome of any corporate transaction or other matter submitted to the shareholders for approval, including mergers, consolidations, the sale of all or substantially all of our assets, election of directors and other significant corporate actions. They will also have significant influence in preventing or causing a change in control. In addition, without their consent, we may be prevented from entering into transactions that could be beneficial to us. Their interests may differ from the interests of our other shareholders, including our ADS holders.

Fredy Bush is also the Vice Chairman and Chief Executive Officer of our parent, Xinhua Finance Limited and will be required to devote a substantial amount of time in that capacity. Conflicts of interest between her duties to our parent and us may arise. We cannot assure you that when conflicts of interest arise, the conflicts of interest will be resolved in our favor. These conflicts may result in lost corporate opportunities, including opportunities that are never brought to our attention, or actions that may prevent us from taking advantage of opportunities to expand and improve our operations.

Landing rights for satellite television in China are increasingly granted through auction, which may increase our cost of broadcasting rights or result in our strategic partner’s inability to obtain landing rights.

Since 2004, certain cities have used an auction process to sell landing rights to China’s provincial satellite stations, as the increasing number of satellite channels seeking landing rights exceeded the bandwidth limit of cable systems. This may greatly increase the cost of broadcasting rights in such cities or may prevent Inner Mongolia Television Station from obtaining landing rights altogether. There is also a risk that Inner Mongolia Television Station may lose landing rights previously granted at no cost under reciprocal arrangements. If this development has an adverse effect on Inner Mongolia Satellite Television, it may also adversely affect our operating results.

Risks related to doing business in China

The PRC’s economic, political and social conditions, as well as governmental policies, could affect the financial markets in China and our liquidity and access to capital and our ability to operate our business.

Substantially all of our business operations are conducted in China. Accordingly, our results of operations, financial condition and prospects are subject to a significant degree to economic, political and legal developments in China. China’s economy differs from the economies of developed countries in many respects, including with respect to the amount of government involvement, level of development, growth rate, control of foreign exchange and allocation of resources. While the PRC economy has experienced significant growth in the past 20 years, growth has been uneven across different regions and among various economic sectors of China. The PRC government has implemented various measures to encourage economic development and guide the allocation of resources. Some of these measures benefit the overall PRC economy, but may have a negative effect on us. For example, our financial condition and results of operations may be adversely affected by government control over capital investments, especially in major metropolitan areas, or changes in tax regulations that are applicable to us. More generally, if the business environment in China deteriorates from the perspective of domestic or international investors, our business in China may also be adversely affected.

Uncertainties with respect to the PRC legal system could adversely affect us.

We conduct our business primarily through our subsidiaries and affiliated entities in China. Our operations in China are governed by PRC laws and regulations. Our subsidiaries are generally subject to laws and regulations applicable to foreign investments in China and, in particular, laws applicable to wholly foreign-owned enterprises. The PRC legal system is based on written statutes. Prior court decisions may be cited for reference but have limited precedential value.

Since 1979, PRC legislation and regulations have significantly enhanced the protections afforded to various forms of foreign investments in China. However, China has not developed a fully integrated legal system and recently enacted laws and regulations may not sufficiently cover all aspects of economic activities in China. In particular, because these laws and regulations are relatively new, and because of the limited volume of published decisions and their non-binding nature, the interpretation and enforcement of these laws and regulations involve uncertainties. In addition, the PRC legal system is based in part on government policies and internal rules (some of which are not published on a timely basis or at all) that may have a retroactive effect. As a result, we may not be aware of our violation of these policies and rules until some time after the violation. In addition, any litigation in China, regardless of outcome, may be protracted and result in substantial costs and diversion of resources and management attention.

We face risks related to health epidemics and other outbreaks, or acts of terrorism, which could result in reduced demand for advertising or disrupt our operations.

Our business could be materially and adversely affected by the outbreak of avian flu, severe acute respiratory syndrome or another epidemic, or an act of terrorism. From time to time, there have been reports on the occurrences of avian flu in various parts of China, including a few confirmed human cases and deaths. Any prolonged recurrence of avian flu, severe acute respiratory syndrome or other adverse public health developments in China or elsewhere in Asia may have a material and adverse effect on our business operations. In addition, terrorist attacks, such as those that took place on September 11, 2001, geopolitical uncertainty and international conflicts, could have an adverse effect on our business operations. Any of these events could adversely affect China’s economy and cause an immediate and prolonged drop in consumer demand, especially consumer demand for luxury or non-essential goods and services. As we operate in the media and advertising industries of affluent areas and many of the products we advertise are luxury or non-essential goods and services, an immediate and prolonged drop in consumer demand, especially that for luxury or non-essential goods and services, could severely disrupt our business operations and adversely affect our results of operations.

The approval of the China Securities Regulatory Commission, or the CSRC, may have been required in connection with our initial public offering under a recently adopted PRC regulation; any requirement to obtain CSRC approval and our failure to obtain this approval, if required, may create uncertainties and could and have a material adverse effect on our business, operating results, reputation, prospects and trading price of our ADSs; the regulation also establishes more complex procedures for acquisitions conducted by foreign investors which could make it more difficult to pursue growth through acquisitions.

On August 8, 2006, six PRC regulatory agencies, namely, the Ministry of Commerce, the State Assets Supervision and Administration Commission, the State Administration for Taxation, the State Administration for Industry and Commerce, the CSRC, and the PRC State Administration of Foreign Exchange, jointly adopted the Regulations on Mergers and Acquisitions of Domestic Enterprises by Foreign Investors, or the New M&A Rule, which became effective on September 8, 2006. This New M&A Rule purports, among other things, to require offshore special purpose vehicles formed for overseas listing purposes through acquisitions of PRC domestic companies and controlled by PRC companies or individuals, to obtain the approval of the CSRC prior to publicly listing their securities on an overseas stock exchange. On September 21, 2006, the CSRC published a notice on its official website specifying documents and materials required to be submitted to it by special purpose vehicles seeking CSRC approval of their overseas listings. While the application of the New M&A Rule remains unclear, we believe, based on the advice of our PRC counsel, Commerce & Finance Law Offices, that CSRC approval was not required in the context of our initial public offering because (1) we are not a special purpose vehicle formed or controlled by PRC companies or PRC individuals, and (2) we established our PRC subsidiaries by means of direct investment other than by merger or acquisition of PRC domestic companies. However, we cannot assure you that the relevant PRC government agencies, including the CSRC, would reach the same conclusion as our PRC counsel. If the CSRC or other PRC regulatory body subsequently determines that we should have obtained the CSRC’s approval for our initial public offering, we may face sanctions by the CSRC or other PRC regulatory agencies. In such event, these regulatory agencies may impose fines and penalties on our operations in the PRC, limit our operations in the PRC, or take other actions that could have a material adverse effect on our business, financial condition, results of operations, reputation and prospects, as well as the trading price of our ADSs.

The New M&A Rule also established additional procedures and requirements that could make merger and acquisition activities by foreign investors more time-consuming and complex, including requirements in some instances that the Ministry of Commerce be notified in advance when a foreign investor acquires equity or assets of a PRC domestic enterprise. Complying with the requirements of the New M&A Rule to complete such transactions could be time-consuming, and any required approval processes, including obtaining approval from the Ministry of Commerce, may delay or inhibit our ability to complete such transactions, which could affect our ability to expand our business or maintain our market share.

According to the New M&A Rule and other PRC rules regarding foreign exchange, an offshore company’s shares can be used as consideration for acquisition of a domestic PRC company’s equity only under very limited circumstances and prior approval from the Ministry of Commerce must be obtained before such a share swap could be done.

When we acquired control of certain of our PRC affiliates, we issued and promised to issue class A common shares to PRC citizens or to offshore entities beneficially owned by PRC citizens or entities, in exchange for each of them entering into a non-competition agreement on transferring the equity interests in the offshore companies, which have the contractual arrangements with the PRC affiliates. These PRC citizens and entities include Stephen Xie Wei, Zhao Li, Yu Gang, He Zhihao, Lu Qibo, Xiao Jianbing, Xiao Qingping and Hunan Television and Broadcast Intermediary Co., Ltd. Stephen Xie Wei, Zhao Li, Yu Gang, He Zhihao, Lu Qibo, Xiao Jianbing, Xiao Qingping and Hunan Television and Broadcast Intermediary Co., Ltd. were originally shareholders of certain affiliated entities. Zhao Li was formerly an officer of the seller of one of our affiliated entities and is currently the director of the Economic Observer Press Office and the general manager of our affiliated entity, Economic Observer Advertising. Our PRC counsel, Commerce & Finance Law Offices, advised us that even though under PRC law the transaction of entering into such a non-competition agreement or transferring the equity interests in the offshore companies and the acquisition of the corresponding affiliated entity are regarded as separate transactions, the PRC governmental agencies may consider that the shares issued for a non-competition agreement or the equity transfer of an offshore company that has the contractual agreement with the PRC companies are in substance part of the consideration for the corresponding acquisition of domestic equities because we have accounted for them as if they are related transactions, and therefore may take the view that we have acquired the equity of domestic companies by using offshore shares as consideration without prior approval of the Ministry of Commerce and are therefore in violation of the PRC laws. In such an event, we may face sanctions by the Ministry of Commerce, the State Administration of Foreign Exchange, and the State Administration for Taxation.

Recent PRC regulations relating to offshore investment activities by PRC residents may increase our administrative burden and restrict our overseas and cross-border investment activity. If our shareholders who are PRC residents fail to make any required applications and filings under such regulations, we may be unable to distribute profits and may become subject to liability under PRC laws.

Regulations were recently promulgated by the PRC National Development and Reform Commission and the PRC State Administration of Foreign Exchange, that will require registrations with, and approvals from, PRC government authorities in connection with direct or indirect offshore investment activities by PRC residents, including PRC individuals and PRC corporate entities. These regulations apply to our shareholders who are PRC residents and may also apply to certain of our offshore acquisitions as well.

The State Administration of Foreign Exchange regulations retroactively require registration of direct or indirect investments previously made by PRC residents in offshore companies. In the event that a PRC shareholder with a direct or indirect stake in an offshore parent company fails to make the required State Administration of Foreign Exchange registration, the PRC subsidiaries of that offshore parent company may be prohibited from making distributions of profit to the offshore parent and from paying the offshore parent proceeds from any reduction in capital, share transfer or liquidation in respect of the PRC subsidiaries. Further, failure to comply with the various State Administration of Foreign Exchange registration requirements described above could result in liability under PRC law for foreign exchange evasion.

We have already notified our shareholders and the shareholders of the offshore entities in our corporate group who are PRC residents, to urge them to make the necessary applications and filings as required under these regulations and under any implementing rules or approval practices that may be established under these regulations. However, as a result of the newness of the regulations, lack of implementing rules and uncertainty concerning the reconciliation of the new regulations with other approval requirements, it remains unclear how these regulations, and any future legislation concerning offshore or cross-border transactions, will be interpreted, amended and implemented by the relevant government authorities. We attempt to comply, and attempt to ensure that our shareholders who are subject to these regulations comply, with the relevant rules. However, we cannot provide any assurances that all of our shareholders who are PRC residents will comply with our request to make or obtain any applicable registration or approvals required by these regulations or other related legislation. The failure or inability of our PRC resident shareholders to receive any required approvals or make any required registrations may subject us to fines and legal sanctions, restrict our overseas or cross-border investment activities, limit our PRC subsidiaries’ ability to make distributions or pay dividends or affect our ownership structure, as a result of which our acquisition strategy and business operations and our ability to distribute profits to you could be materially and adversely affected. See “Item 4.B. Information on the Company — Business overview — Regulation — Regulations on foreign currency exchange — Foreign exchange registration of offshore investment by PRC residents”.

Restrictions on currency exchange may limit our ability to utilize our revenues effectively.

The PRC government imposes controls on the convertibility of RMB into foreign currencies and, in certain cases, the remittance of currency out of China. We receive much of our revenues in RMB. Under our current structure, our income is primarily derived from dividend payments from our PRC subsidiaries. Shortages in the availability of foreign currency may restrict the ability of our PRC subsidiaries and our affiliated entities to remit sufficient foreign currency to pay dividends or other payments to us, or otherwise satisfy their foreign currency denominated obligations. Under existing PRC foreign exchange regulations, payments of current account items, including profit distributions, interest payments and expenditures from trade-related transactions, can be made in foreign currencies without prior approval from the PRC State Administration of Foreign Exchange by complying with certain procedural requirements. However, approval from appropriate government authorities is required where RMB are to be converted into foreign currency and remitted out of China to pay capital expenses such as the repayment of bank loans denominated in foreign currencies. The PRC government may also at its discretion restrict access in the future to foreign currencies for current account transactions. If the foreign exchange control system prevents us from obtaining sufficient foreign currency to satisfy our currency demands, we may not be able to pay dividends in foreign currencies to our shareholders, including holders of our ADSs.

Fluctuation in the value of RMB may have a material adverse effect on your investment.

The value of the RMB against the U.S. dollar and other currencies may fluctuate and is affected by, among other things, changes in political and economic conditions. On July 21, 2005, the PRC government changed its decade-old policy of pegging the value of the RMB to the U.S. dollar. Under the new policy, the RMB is permitted to fluctuate within a managed band based on market supply and demand and by reference to a basket of certain foreign currencies. This change in policy has resulted in an approximately 10.1% appreciation of the RMB against the U.S. dollar between July 21, 2005 and December 31, 2007. While the international reaction to the RMB revaluation has generally been positive, there remains significant international pressure on the PRC government to adopt an even more flexible currency policy, which may result in a further and more significant appreciation of the RMB against the U.S. dollar.

Our revenues and costs are mostly denominated in RMB, while a significant portion of our financial assets are denominated in U.S. dollars. We rely substantially on dividends and other fees paid to us by our subsidiaries and affiliated entities in China. Any significant revaluation of RMB may materially and adversely affect our cash flows, revenues, earnings and financial position, and the value of, and any dividends payable on, our ADSs in U.S. dollars. For example, an appreciation of RMB against the U.S. dollar would make any new RMB denominated investments or expenditures more costly to us, to the extent that we need to convert U.S. dollars into RMB for such purposes.

We have limited insurance coverage in China.

The insurance industry in China is still at an early stage of development. Insurance companies in China offer limited insurance products. We have determined that the risks of disruption or liability from our business, or the loss or damage to our property, including our facilities, equipment and office furniture, the cost of insuring for these risks, and the difficulties associated with acquiring such insurance on commercially reasonable terms make it impractical for us to have such insurance. As a result, we do not have any business liability, disruption, litigation or property insurance coverage for our operations in China except for insurance on certain vehicles. Any uninsured occurrence of loss or damage to property, litigation or business disruption may result in our incurring substantial costs and the diversion of resources, which could have an adverse effect on our operating results.

Risks related to the ADSs

The market price for our ADSs may be volatile.

The market price for our ADSs is likely to be highly volatile and subject to wide fluctuations in response to factors including the following:

•	announcements of technological or competitive developments;

•	regulatory developments in our target markets affecting us, our customers or our competitors;

•	announcements of studies and reports relating to the circulation, ratings, audience or readership size or composition, quality or effectiveness of our and our strategic partners’ products and services or those of our competitors;

•	actual or anticipated fluctuations in our quarterly operating results;

•	changes in financial estimates by securities research analysts;

•	changes in the economic performance or market valuations of other media and advertising companies;

•	addition or departure of our executive officers and key personnel;

•	fluctuations in the exchange rates between the U.S. dollar and RMB;

•	release or expiration of lock-up or other transfer restrictions on our outstanding ADSs; and

•	sales or perceived sales of additional ADSs.

In addition, the securities markets have from time to time experienced significant price and volume fluctuations that are not related to the operating performance of particular companies. These market fluctuations may also have a material adverse effect on the market price of our ADSs.

Substantial future sales or perceived sales of our ADSs in the public market could cause the price of our ADSs to decline.

Sales of our ADSs in the public market, or the perception that these sales could occur, could cause the market price of our ADSs to decline. Immediately after completion of our initial public offering, we had 23,076,923 ADSs outstanding. All ADSs sold in the initial public offering are freely transferable without restriction or additional registration under the Securities Act of 1933, as amended, or the Securities Act. The remaining ADSs outstanding after the initial public offering are currently available for sale, after the expiration of the 180-day lock-up period beginning from the date of the prospectus of the initial public offering, subject to volume and other restrictions as applicable under Rule 144 and Rule 701 under the Securities Act.

You may not have the same voting rights as the holders of our common shares and may not receive voting materials in time to be able to exercise your right to vote.

Except as described in this annual report and in the deposit agreement, holders of our ADSs will not be able to exercise voting rights attaching to the shares represented by our ADSs on an individual basis. Holders of our ADSs will appoint the depositary or its nominee to vote the shares represented by the ADSs. You may not receive voting materials in time to instruct the depositary to vote and it is possible that you, or persons who hold their ADSs through brokers, dealers or other third parties, will not have the opportunity to exercise a right to vote. Upon our written request, the depositary will mail to you a shareholder meeting notice which contains, among other things, a statement as to the manner in which your voting instructions may be given, including an express indication that such instructions may be given or deemed given to the depositary to give a discretionary proxy to a person designated by us if no instructions are received by the depositary from you on or before the response date established by the depositary. However, no voting instruction shall be deemed given and no such discretionary proxy shall be given with respect to any matter as to which we inform the depositary that (i) we do not wish such proxy given, (ii) substantial opposition exists, or (iii) such matter materially and adversely affect the rights of shareholders.

Your right to participate in any future rights offerings may be limited, which may cause dilution to your holdings and you may not receive cash dividends if it is impractical to make them available to you.

We may from time to time distribute rights to our shareholders, including rights to acquire our securities. However, we cannot make rights available to you in the United States unless we register the rights and the securities to which the rights relate under the Securities Act or an exemption from the registration requirements is available. Also, under the deposit agreement, the depositary bank will not make rights available to you unless the distribution to ADS holders of both the rights and any related securities are either registered under the Securities Act or exempted from registration under the Securities Act. We are under no obligation to file a registration statement with respect to any such rights or securities or to endeavor to cause such a registration statement to be declared effective. Moreover, we may not be able to establish an exemption from registration under the Securities Act. Accordingly, you may be unable to participate in our rights offerings and may experience dilution in your holdings.

In addition, the depositary of our ADSs has agreed to pay to you the cash dividends or other distributions it or the custodian receives on our common shares or other deposited securities after deducting its fees and expenses. You will receive these distributions in proportion to the number of common shares your ADSs represent. However, the depositary may, at its discretion, decide that it is inequitable or impractical to make a distribution available to any holders of ADSs. For example, the depositary may determine that it is not practicable to distribute certain property through the mail, or that the value of certain distributions may be less than the cost of mailing them. In these cases, the depositary may decide not to distribute that property and you will not receive that distribution.

We are a Cayman Islands company and, because judicial precedent regarding the rights of shareholders is more limited under Cayman Islands law than that under U.S. law, you may have less protection for your shareholder rights than you would under U.S. law.

Our corporate affairs are governed by our amended and restated memorandum and articles of association, the Cayman Islands Companies Law and the common law of the Cayman Islands. The rights of shareholders to take action against the directors, actions by minority shareholders and the fiduciary responsibilities of our directors to us under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as that from English common law, which has persuasive, but not binding, authority on a court in the Cayman Islands. The rights of our shareholders and the fiduciary responsibilities of our directors under Cayman Islands law are not as clearly established as they would be under statutes or judicial precedent in some jurisdictions in the United States. In particular, the Cayman Islands has a less developed body of securities laws than the United States. In addition, some U.S. states, such as Delaware, have more fully developed and judicially interpreted bodies of corporate law than the Cayman Islands.

As a result of all of the above, public shareholders of our company may have more difficulty in protecting their interests in the face of actions taken by management, members of the board of directors or controlling shareholders of our company than they would as shareholders of a U.S. public company.

Our dual-class common share structure with different voting rights could discourage others from pursuing any change of control transactions that holders of our class A common shares and ADSs may view as beneficial.

On July 24, 2006, our shareholders amended and restated our memorandum and articles of association to provide for a dual-class common share structure. Our common shares are divided into class A common shares and class B common shares. Holders of class A common shares are entitled to one vote per share, while holders of class B common shares are entitled to ten votes per share. We issued class A common shares represented by our ADSs in our initial public offering. Our parent, Xinhua Finance Limited, is the only holder of our class B common shares. We intend to maintain the dual-class common share structure. Each class B common share is convertible into one class A common share at any time by its holder. Class A common shares are not convertible into class B common shares under any circumstances. Upon any transfer of class B common shares by a holder thereof to any person or entity which is not a wholly-owned and wholly-controlled subsidiary of our parent, such class B common shares shall be automatically and immediately converted into an equal number of class A common shares.

Due to the disparate voting powers attached to these two classes, our existing shareholders will have significant voting power over matters requiring shareholder approval, including election of directors and significant corporate transactions, such as a merger or sale of our company or our assets. This concentrated control could discourage others from pursuing any potential merger, takeover or other change of control transactions that holders of class A common shares and ADSs may view as beneficial.

Our memorandum and articles of association contain anti-takeover provisions that could adversely affect the rights of holders of our common shares and ADSs.

We have included certain provisions in our memorandum and articles of association that could limit the ability of others to acquire control of our company, and deprive our shareholders of the opportunity to sell their shares at a premium over the prevailing market price by discouraging third parties from seeking to obtain control of our company in a tender offer or similar transactions.

We have included the following provisions in our new articles that may have the effect of delaying or preventing a change of control of our company:

•	Our board of directors has the authority to establish from time to time one or more series of preferred shares without action by our shareholders and to determine, with respect to any series of preferred shares, the terms and rights of that series, including the designation of the series; the number of shares of the series; the dividend rights, dividend rates, conversion rights, voting rights; and the rights and terms of redemption and liquidation preferences.

•	Our board of directors may issue series of preferred shares without action by our shareholders to the extent of available authorized but unissued preferred shares. Accordingly, the issuance of preferred shares may adversely affect the rights of the holders of the common shares. Issuance of preference shares may dilute the voting power of holders of common shares.

•	Subject to applicable regulatory requirements, our board of directors may issue additional common shares without action by our shareholders to the extent of available authorized but unissued shares.

You may have difficulty enforcing judgments obtained against us.

We are a Cayman Islands company and most of our assets are located outside of the United States. Most of our current operations are conducted in the PRC. In addition, most of our directors and officers are nationals and residents of countries other than the United States. A substantial portion of the assets of these persons are located outside the United States. As a result, it may be difficult for you to effect service of process within the United States upon these persons. It may also be difficult for you to enforce in U.S. courts judgments obtained in U.S. courts based on the civil liability provisions of the U.S. federal securities laws against us and our officers and directors, most of whom are not residents in the United States and the substantial majority of whose assets are located outside of the United States. In addition, there is uncertainty as to whether the courts of the Cayman Islands or the PRC would recognize or enforce judgments of U.S. courts.

We incur increased costs as a result of being a public company.

As a public company, we incur a significantly higher level of legal, accounting and other expenses than we did as a private company. In addition, the Sarbanes-Oxley Act of 2002, as well as new rules subsequently implemented by the SEC and the Nasdaq Stock Market, have required changes in corporate governance practices of public companies. These new rules and regulations may increase our legal and financial compliance costs and to make certain activities more time-consuming and costly. As a result of becoming a public company, we have established additional board committees and adopt and implement additional policies regarding internal controls over financial reporting and disclosure controls and procedures. In particular, compliance with Section 404 of the Sarbanes-Oxley Act, which requires public companies to include a report of management on the effectiveness of such company’s internal control over financial reporting, will increase our costs. In addition, we incur costs associated with public company reporting requirements, such as the requirements to file an annual report and other event-related reports with the Securities and Exchange Commission. We also expect the rules and regulations that govern public companies to make it more difficult and more expensive for us to obtain director and officer liability insurance, and we may be required to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. We are currently evaluating and monitoring developments with respect to these new rules.

Item 4.	Information on the Company

A.	History and Development of the Company

Xinhua Finance Media Limited was incorporated on November 7, 2005 in the Cayman Islands as an exempted company limited by shares and our affairs are governed by the Companies Law, Cap. 22 (Law 3 of 1961, as consolidated and revised) of the Cayman Islands. We acquired several companies from our parent, Xinhua Finance Limited, and continue to make acquisitions. For a detailed description of our acquisitions, see “Item 5. Operating and financial review and prospects — Acquisitions”. In 2007, we operated our businesses across five groups, as follows:

•	Broadcast. Our broadcast group was formed through the following transactions:

•	Upper Step. We signed a series of agreements pursuant to which we acquired 19.0% of the equity of Upper Step Holdings Limited, or Upper Step, on February 28, 2006. On September 22, 2006, we acquired an additional 37.0% of the equity of Upper Step and on November 1, 2006, we acquired the remaining 44.0% of the equity of Upper Step.

•	Beijing Perspective. Through our affiliated entity, we acquired 51.0% of the equity of Beijing Perspective Orient Movie and Television Intermediary Co., Ltd., or Beijing Perspective, on July 28, 2006. On November 13, 2007, we acquired the remaining 49.0% of the equity of Beijing Perspective.

•	Accord Group. We acquired 19.0% of the equity of Accord Group Investments Limited, or Accord Group, on January 23, 2006. On September 22, 2006, we acquired 61.0% of the equity of Accord Group and on November 1, 2006, we acquired the remaining 20.0% of the equity of Accord Group.

•	Beijing Mobile Interactive (M-in). We acquired 100% of the ordinary shares of East Alliance Limited on June 4, 2007. East Alliance Limited is an investment holding company for its wholly-owned subsidiaries and variable interest entities, or VIEs, collectively M-in.

•	Singshine Communication. We acquired 100% of Guangzhou Singshine Communication Co., Ltd., or Singshine Communication, on June 11, 2007.

•	Small World. We acquired 70% of the equity of Small World Television Ltd., or Small World, and control of a majority of its board of directors, on August 23, 2007.

•	Print. Our print group was formed through the following transactions:

•	EconWorld Media. Our parent subscribed for 60.0% of the equity of EconWorld Media Limited, or EconWorld Media, on May 26, 2005 and transferred that interest to us on January 12, 2006. On June 8, 2006, we subscribed to one additional share of EconWorld Media. We acquired another 12.0% of the equity of EconWorld Media on June 21, 2006, and the remaining 28% on December 28, 2006.

•	Economic Observer Advertising. Through our affiliated entity, we acquired 50.0% of the equity of Beijing Jingguan Xincheng Advertising Co., Ltd., or Economic Observer Advertising, on June 8, 2006 and the remaining 50.0% of the equity of Economic Observer Advertising on September 15, 2006.

•	Production. Our production group was formed through the following transactions:

•	Beijing Century Media. Our parent, through a subsidiary, lent funds to two PRC citizens, who used the funds to buy a combined 100% equity interest in Beijing Century Media Culture Co., Ltd., or Beijing Century Media, on September 9, 2005. On the same day, the subsidiary of our parent entered into a set of agreements with these two PRC citizens to give our parent effective control over Beijing Century Media. Our parent transferred its control of Beijing Century Media to us through one of our affiliated entities on March 16, 2006.

•	Xinhua Media Entertainment. We established Xinhua Media Entertainment Limited, or Xinhua Media Entertainment, in April of 2008, and hold 75% of its equity interest.

•	Advertising. Our advertising group was formed through the following transactions:

•	Xinhua Finance Advertising. Our parent acquired 100% of the equity in Ming Shing International Limited, or Ming Shing, on January 12, 2006 and subsequently transferred Ming Shing to us on March 16, 2006. Ming Shing subsequently changed its name to Xinhua Finance Advertising Limited, or Xinhua Finance Advertising, on June 19, 2006.

•	Singshine Marketing. We acquired 100% of the ordinary shares of Singshine (Holdings) Hongkong Ltd., or Singshine Marketing, on June 11, 2007.

•	Convey. We acquired 100% of the ordinary shares of Good Speed Holdings Limited and its subsidiaries, collectively Convey, on July 2, 2007.

•	JCBN China. Through our affiliated entity, we acquired 100% the equity interests in Shanghai Paxi Advertising Co. Ltd. and its subsidiaries, collectively JCBN China, on November 27, 2007.

•	JCBN Hong Kong. We acquired 100% of the ordinary shares of Profitown Development Ltd. and its subsidiaries, collectively JCBN Hong Kong, on November 27, 2007.

•	Research. Through our affiliated entity, we acquired 51.0% of the equity of Shanghai Hyperlink Market Research Co., Ltd., or Hyperlink, on August 1, 2006. On September 18, 2006, we acquired the remaining 49.0% of the equity of Hyperlink through our affiliated entity.

As of the first quarter of 2008, our business groups have been integrated from five to three, with production integrated into broadcast and research integrated into advertising.

Our capital expenditures other than in connection with the acquisitions described above for the year ended December 31, 2007 totaled $5.2 million, which represents the purchase of property and equipment. Our capital expenditures were predominately distributed in China and we financed our capital expenditures from retained earnings and bank loans.

Our principal executive offices are located at 2201, Tower D, Central International Trade Center, 6A Jian Wai Avenue, Chaoyang District, Beijing 100022, People’s Republic of China. Our telephone number at this address is 86-10-8567-6000. Our registered office in the Cayman Islands is at Cricket Square, Hutchins Drive, PO Box 2681, Grand Cayman KYI-1111, Cayman Islands. Our agent for service of process in the United States is Law Debenture Corporate Services Inc., located at 400 Madison Avenue, 4th Floor, New York, New York 10017.

We file annual reports and other information with the Securities and Exchange Commission (“SEC”). These materials can be inspected and copied at the SEC’s Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549. Copies of these materials may also be obtained by mail at prescribed rates from the SEC’s Public Reference Room at the above address. Information about the Public Reference Room can be obtained by calling the SEC at 1-800-SEC-0330. The SEC also maintains an Internet website that contains reports and other information about issuers that file electronically with the SEC. The address of the SEC’s Internet website is www.sec.gov.

Our Internet website is www.xinhuafinancemedia.com. We make available free of charge on our website our annual reports on Form 20-F and any amendments to such reports as soon as reasonably practicable following the electronic filing of such report with the SEC. In addition, we provide electronic or paper copies of our filings free of charge upon request. The information contained on our website is not part of this or any other report filed with or furnished to the SEC.

B.  Business Overview

We are a leading media group in China with nationwide access to the upwardly mobile demographic. We have assembled and built a group of media assets and strategic partnerships that we believe will enable us to achieve best in class media and advertising services across various sectors of the media business in China.

We have developed a unique, integrated platform that includes the creation and production of high-quality content that is distributed across nationwide television and print media outlets, by radio in Beijing, Shanghai and Guangdong Province, and where advertising sales are supported by our own advertising agency. These outlets reach potential television viewers and radio listeners in the more affluent urban centers in China, and the readers of leading magazines and newspapers. In addition, our market research business enables our advertisers to analyze, understand and better reach their targeted consumers.

Our content currently focuses on business and financial news as well as wealth management and affluent lifestyle programming. We focus on this programming to attract the upwardly mobile audience in China and to improve ratings which influence our rate card and pricing to advertisers. This audience is highly sought after by our target advertisers.

In 2007, we operated our business operates across five groups:

•	Broadcast, which refers to the production and distribution of our programming through television and radio channels in China, the advertising services we provide in connection with the program air times and the mobile value-added services we provide to mobile phone users in China. Our broadcast group engages in the distribution of our programming through Inner Mongolia Satellite Television; the production and syndication of the Fortune China series of financial programs; the production and distribution of bilingual content for China Radio International’s EasyFM stations in Beijing and Shanghai; the sale of advertising and provision of content to several radio channels of Guangdong People’s Radio Station; and the provision of wireless mobile value-added services in China;

•	Print, which refers to our exclusive rights to sell advertising for and provide management and information consulting services to the magazines Money Journal, Funds Observer and Chinese Venture and the newspaper Economic Observer, and our exclusive rights to sell advertising for the newspaper Investor Journal;

•	Production, which refers to our in-house production studios that create and produce a diverse array of high-quality television programs, including business, entertainment, educational and animation shows, as well as content development and production services for motion picture films, special effects and television channel packaging services;

•	Advertising, which refers to our advertising agency that creates and places advertising for television, print media, radio, campus billboards, outdoor media and websites, as well as online advertising sales and our provision of below-the-line marketing services; and

•	Research, which refers to our market research group that provides research services on products, advertisements and markets.

We generate revenue principally by selling advertising on broadcast and print distribution platforms; selling advertising space on newspaper and magazine pages; selling advertising space on outdoor billboards; selling produced television programs; providing advertisement production services; and providing research services. As of the first quarter of 2008, our business groups have been integrated from five to three, with production integrated into broadcast and research integrated into advertising.

We were founded by Xinhua Finance Limited on November 7, 2005 as a holding company for its China media assets. We have grown significantly since our founding, primarily through the acquisition of assets, business and the development of distribution rights. We acquired several companies from our parent, Xinhua Finance Limited, and continue to make acquisitions.

Our products and services

Broadcast

Television

We have a strategic partnership with Shanghai Camera Media Investment Ltd., or Shanghai Camera. Shanghai Camera has the exclusive rights to sell advertising for Inner Mongolia Satellite Television and provides most of its content. We provide consulting and advisory services to Shanghai Camera, including the production or sourcing of the content and sourcing of advertisements. For more information on these arrangements, see “— Arrangements with partners and suppliers — Agreements regarding Shanghai Camera”.

Inner Mongolia Satellite Television is the satellite channel of Inner Mongolia Autonomous Region, one of up to 44 satellite television channels in China operated by regional authorities. China also has up to 15 satellite television channels operated by China Central Television. Shanghai Camera’s programming is distributed by Inner Mongolia Satellite Television to cities where it has landing rights. Inner Mongolia Satellite Television reaches provincial capital cities and other major cities in 30 of the 34 political subdivisions of the PRC, including Beijing, Shanghai, Guangzhou, Hong Kong and Macau.

We produce or source diversified content for Shanghai Camera that is broadcast on Inner Mongolia Satellite Television. During the year 2007, we were focused on producing programs for Inner Mongolia Satellite Television that would attract the upwardly mobile demographic, such as Warrior, Access Hollywood: China, and My World, a series of six lifestyle and entertainment shows titled My Music, My Toys, My Fashion, My Cupid, My Celebrity and My Night. We refashioned the My World series in the first quarter of 2008 into a new lifestyle program called The Scene, which is a daily reality show where participants consult with the program’s hosts on their hopes and struggles, and we began producing Eats Meets West, a new program where guests interact and compete in a cooking contest showcasing cuisine from different countries around the world. We also produced for broadcast on Inner Mongolia Satellite Television other television shows, including: Blog Talk Show, a late night show where the host presents interesting and eccentric blogs, sometimes with famous guests invited to introduce their own blogs; and Rich Dad, Master Mind, a variety show where a father figure host provides money management advice to his two daughters. In addition, Inner Mongolia Satellite Television broadcasts financial programming from our Fortune China production studios.

Fortune China programs

We produce (in our studios in Beijing, Shanghai and Shenzhen) and syndicate the Fortune China series of financial television programs. The Fortune China series, broadcast in Chinese, focuses on financial and investment related information and analysis and includes interviews with influential business people and industry experts. The shows target China’s upwardly mobile demographic, the members of which have a keen interest in investment. We currently produce six different programs under the Fortune China name, all of which are broadcast on Inner Mongolia Satellite Television.

Some of our Fortune China programs are syndicated to provincial and city channels in China. Under our syndication relationships, we typically provide the program to our syndication partner and in return we earn revenues by selling two minutes of advertising time for every 30 minutes of programming. We also sell program sponsorship, which allows the sponsor the right to promote its products, services or expertise during the program. This is typically done by explicitly naming the program sponsor, and sometimes we receive program sponsorship in return on another media platform in lieu of receiving a fee. In addition, we produce programs for third parties, typically providing studios, equipment, personnel and sometimes satellite transmission.

The syndicated programs are as follows:

•	New Fortune Weekly is a comprehensive financial program, reviewing and analyzing popular topics relating to the Chinese economy.

•	Fortune Talk Show is a popular financial talk show in China, hosting guests such as economists, business executives, finance professionals and academics.

Inner Mongolia Satellite Television commenced broadcasting four Fortune China programs in August 2006, bringing Fortune China programs to all places where Inner Mongolia Satellite Television has landing rights. These programs include Fortune Broadway, which focuses on financial and investment related news, including financial events and influential business people, Fortune China Weekly, which analyzes important economic events of the week, and Fortune Celebrity, which interviews guests in the financial arena. In October and November 2006 we began airing two other Fortune China programs on Inner Mongolia Satellite Television. During the year 2007, we worked with Small World to produce other programs for broadcast on Inner Mongolia Satellite Television, including two programs known as Warrior and Access Hollywood: China.

The new programs on Inner Mongolia Satellite Television are an example of how we leverage our Fortune China operations’ synergies with our other activities. Our Fortune China operations also utilize the Xinhua FTSE indices produced by our affiliate, Xinhua FTSE Index Co., Ltd., bring experts from our parent onto Fortune China programs and broadcast the Xinhua Finance newswire on the bottom of the screen on some Fortune China programs.

We also organize financial and economic-themed events through our television broadcast operations. The events are attended by financial professionals, affluent persons and academia. We endeavor to find a corporate sponsor to cover the cost of these events, and use these events to promote our services and branding. Our Fortune China operations cooperate with our print group and our radio operations to produce joint events, forums and meetings.

Radio

We have a strategic partnership with China Radio International’s exclusive advertising agent, under which we have the exclusive rights to sell advertising for and the right to provide content to China Radio International’s EasyFM 91.5 of Beijing and EasyFM 87.9 of Shanghai. The exclusive rights to sell advertising also extend to program sponsorship. For more information on this partnership arrangement with China Radio International, see “— Arrangements with partners and suppliers — Agreements regarding our radio broadcast business”. China Radio International owns the EasyFM radio network, which broadcasts in Chinese and English. The EasyFM stations in Beijing and Shanghai reach the populations of these cities, a potential audience of 33 million people.

We maintain radio studios in Shanghai and Beijing that are responsible for advertisement and program production. We provide content at intervals during the day, ranging from one minute to two hours in length. The content we provide to these stations includes short English language broadcasts, forums on educational institutions, personal interviews, lifestyle programs and short talk shows. We produce some of the content we provide, while the remainder is sourced externally. Our radio programs are produced and broadcast in Chinese and English and are intended to appeal to Chinese people who have bilingual capability, an attractive affluent demographic segment.

We also have the exclusive rights to sell advertising for and the rights to provide content to several radio channels of the Guangdong People’s Radio Station, including Channel FM103.6, serving Guangzhou and the northern and eastern parts of Guangdong, Channel FM90.0, serving the western part of Guangdong, and Channel FM107.7, serving the entire province with a focus on the Pearl River Delta region. For more information on this partnership arrangement with the Guangdong People’s Radio Station, see “— Arrangements with partners and suppliers — Agreements regarding our radio broadcast business.” Channels FM103.6 and FM90.0 target civil servants, white-collar workers and corporate employees. Both channels have the same content and air time but serve different regions of Guangdong Province. These channels reach a potential audience of 42 million people. Channel FM107.7 has a drive-time format aimed at high-income private vehicle owners and is the primary channel for drive-time traffic reports in Guangdong. We promote the channel through a number of different initiatives, including the Traffic Radio Channel Car Owners Loyalty Club. Channel FM107.7 reaches a potential audience of 100 million people.

We leverage synergies of our radio operations with our other operating groups, and with our parent, Xinhua Finance Limited. For instance, our radio operations provide our parent’s market updates to EasyFM twice daily, adapting information provided by our parent’s financial news operations for radio broadcast. Our radio operations also use content provided by Money Journal magazine to produce a financial radio program for broadcast on Shanghai’s EasyFM station.

Mobile interactive service

In June 2007, we acquired Beijing Mobile Interactive Co., Ltd., or M-in, a mobile service provider in China with licenses to operate on wireless mobile value-added service platforms nationwide. M-in’s wide range of mobile capabilities includes wireless application protocol, or WAP, short message service text messaging, or SMS, multimedia messaging service, or MMS, interactive voice response, or IVR, JAVA-based software applications including online gaming, and color ring back tone, which are variously supported by major mobile telecommunication operators in China.

Our acquisition of M-in enables us to add value to our other advertising resources by integrating mobile value-added services. For example, this integration allows mobile users to receive timely updates on finance, entertainment and lifestyle connected with our other media assets such as magazines, newspapers, and television shows on their mobile phones. Our mobile value-added services also enable television and radio show viewers and listeners to participate in and interact with the shows through text messaging and other interactive means. This add-on service can help build awareness of our programs and their associated advertising, as well as establish customer loyalty

Print

Newspaper

For our strategic partner the Economic Observer, we have the exclusive rights to sell advertising and we provide consulting services with respect to the newspaper.

We sell advertising for the Economic Observer through our own sales force as well as through third party advertising agents. One of our affiliated entities is the exclusive advertising agent for the Beijing, Shanghai and Tianjin real estate pages of the Economic Observer.

The Economic Observer is a leading financial newspaper in China available in print and online. The Economic Observer is published weekly and has an average weekly circulation of approximately 156,000. Over 90% of this circulation is in Beijing, Shanghai, Guangzhou and Shenzhen.

The majority of the content of the Economic Observer is produced by its own staff. Some of its content also comes from other organizations, including newswires. Certain index-related content and topical reports are sourced from our parent, Xinhua Finance Limited.

The Economic Observer’s content includes national and regional news and analysis, as well as news and analysis related to economic matters, capital markets, real estate and personal finance. It also contains the special “Observer” section, which covers diverse areas such as technology, history and lifestyle. The Economic Observer regularly publishes special inserts such as the monthly real estate section.

The Economic Observer is increasing its focus on international news and bringing international standards to its reporting by sourcing content such as our parent’s index values and ratings reports.

We also have the exclusive right to sell advertising for the Investor Journal, a weekly financial newspaper aimed at sophisticated investors looking for in-depth market research, fundamental analysis and reliable information.

Magazines

We have the exclusive rights to sell advertising for and provide management and information consulting services, including with respect to distribution, to Money Journal, Funds Observer and Chinese Venture.

Money Journal is a monthly financial magazine that provides wealth management and investment information to the China market. Money Journal had an average paid subscription rate of over 48% during 2007, which is one of the highest among national personal finance magazines in China. Our writers and other content producers create content for Money Journal, which also has an online version. Money Journal covers a range of topics from entrepreneurship and personal finance to content on affluent lifestyles. Money Journal contains a section of content that is provided under an agreement with Dow Jones, which is described in “— Arrangements with partners and suppliers.” The average monthly circulation of Money Journal for 2007 was approximately 122,000 according to BPA Worldwide.

Funds Observer is a magazine on professional fund investment. It works closely with the China headquarters of Morningstar, Inc and exclusively publishes the fifty funds selected by Morningstar (China), known as the “Morningstar Fund 50”, on a quarterly basis. The average monthly circulation of Funds Observer for 2007 was approximately 80,000 according to BPA Worldwide.

Chinese Venture provides guidance on international financing and capital management. It is targeted at the owners and executives of small and medium-sized enterprises with an interest in financing their businesses. The average monthly circulation of Chinese Venture for 2007 was approximately 78,000 according to BPA Worldwide.

As a complementary service to the sale of advertising, we provide marketing services, including organizing events for financial institutions. The events may include investment seminars or other forums on financial topics. When we organize events, we manage the entire process including the advertising or notices, the venues, the speakers, and any cross-media content. Money Journal offers the Affluent Integrated Marketing Solutions, in which we:

•	target the affluent by partnering with educational institutions and other financial media to carry out events;

•	send sponsored gifts to readers of Money Journal; and

•	organize presentations and product exhibitions.

We also organize the Million Dollar Investors’ Club, which is composed of readers of Money Journal.

We leverage synergies our magazine operations have with our other operating groups, and with our parent, Xinhua Finance Limited. For example, our marketing services are carried out through a joint venture between one of our subsidiaries in our magazine operations and Economic Observer Advertising, and our magazines often source content from our parent.

Production

We produce television programs and animation, and offer television channel packaging services. We also purchase the rights to distribute some drama series produced by other companies. In 2008, we became involved in the development, production and pre-production of film entertainment content.

Television production

Our television production operations create and distribute television programs, including drama series. Our production studios in Beijing and Shanghai are able to manage the entire production process. Television production involves writing scripts, casting, creating sets, securing venues, filming and post-production. Post-production refers to all stages of production that occur after the actual filming of a program and includes editing and remixing original recordings for both video and sound, and adding visual and sound effects. For our drama series production, we cooperate with third parties who to our knowledge hold drama series production licenses to produce our drama series.

For drama series, we often produce a pilot episode at our own expense. We then show the pilot to television stations, and if a television station wishes to purchase the series, it enters into a contract with us, typically to produce about 20 episodes. Sometimes we produce an entire series at our own expense before seeking a station to purchase the rights to broadcast it. In 2007, we acquired exclusive distribution rights to and distributed the television drama series Who Will Be Your Witness, a drama about one woman’s struggle as she defends herself against kidnapping and fraud allegations with the help of a devoted lawyer. We produced and distributed the television drama series Floating Dust on Earth, a series about hardships in life. We also completed the production of and sold the distribution right to the television drama series Give Marriage a Holiday, a series about a modern family. In 2007, we began pre-production of the television drama series Indanthrene, which is an adventurous story of a village girl becoming an actress in cosmopolitan Shanghai during the 1930s. We plan to distribute Indanthrene in the second half of 2008.

Film production

We became involved in the development, production and pre-production of film entertainment content in 2008. We are currently the only U.S. representative for the China Film Group, which is the largest and most influential film company in China and is responsible for importing foreign films to China. Our strategic alliance with the China Film Group and knowledge of the U.S. film industry enables us to facilitate co-productions between Chinese and U.S. film companies.

Animation production

We also develop animation concepts and produce three-dimensional animation for advertisements, education and public instructions, engage in post-production for television commercials and create special visual effects for television commercials and films. We have created approximately 100 episodes of animation for China Central Television, including animation that won an award from the China Television Artist Association Cartoon Industry

Committee for the best short animation introducing a program. We also create animated public service advertisements for various government agencies. In 2007, we began the development of an animation show Marriage of Flowers in the Mirror based on a classical Chinese fiction.

Television channel packaging services

Our television channel packaging services consist of providing brand management services for television channels. We reposition television channels, which refers to the process of developing the branding and image of the television channel. To support repositioning, we develop content, graphics and advertisements, including “bumpers”. Bumpers are short broadcasts of a few seconds between programming and advertisements that identify and self-advertise the channel. We also develop other graphics and advertising for the channel, some of which are displayed through other channels or print media to promote the channel. We have repositioned many of the China Central Television channels, including the branding of CCTV5, the sports channel, as the CCTV Olympics Channel in preparation for the Olympic Games. Customers of our television channel packaging services also include a number of satellite television stations and regional television channels in China. We have won several awards from Travel Satellite Television for producing the best branding and image products in categories such as bumpers, program trailers and slogans.

Advertising

We create and place advertising for television, radio and print media, campus billboards, outdoor media and websites. We also provide below-the-line services, which help advertisers plan, manage and execute marketing events at shopping malls, supermarkets, campuses, clubs and other entertainment outlets. Our advertising group creates much of the advertising it places, including planning, design and production.

We have purchased rights to be the advertising agent for certain television shows broadcast by Beijing Television Station and act as an advertising agent for programs aired on other television stations. For more information on these arrangements, see “— Arrangements with partners and suppliers — Agreements by our advertising group securing agency”. We are also the exclusive advertising agent for Weather Forecast, a program broadcast by Beijing Television Station that provides information on climate conditions and weather forecasts. Production work for television advertisements includes writing storyboards, set design for the advertisements, filming and post-production editing. During 2007, we also acted as the exclusive advertising agent for the Beijing Television Station programs Top Music, an entertainment show focusing on music and music news, and Star Press, a show in which a panel of journalists interviews guests in the format of a press conference.

We also have purchased rights to be the advertising agent for the real estate pages of the Economic Observer in Beijing, Shanghai and Tianjin, as well as other newspapers. In addition, we serve as a non-exclusive advertising agent for other newspapers, such as Beijing Evening News and Beijing Youth Daily. Production work for print media includes creating advertising copy, design and layout, and coordination of printing or placement on billboards. In addition, our advertising group is leveraging on our magazine group’s network of advertisers to find new customers to use its advertising creation and placement services.

In our outdoor advertising business, we operate a network of outdoor lightbox and LED panels at over 60 university campuses in Shanghai, which enables us to directly advertise to the youth population. In March 2007, we obtained commercial advertising rights to up to 2,000 additional billboards located in Beijing through an agreement with a company that has been entrusted by the Beijing Association of the Prevention of AIDS to operate billboards that primarily carry AIDS prevention public announcements. These billboards carry AIDS prevention public announcements along with commercial advertising. During 2007, we further expanded our outdoor advertising network to Guangdong province, Hong Kong, and Macau in Southern China and Tianjin in Northern China, bringing us advertising rights to over 3,000 outdoor media assets, about 2,000 of which are exclusive. We believe the location of these outdoor advertising media assets, typically in central business districts, shopping centers and gateway areas, makes our ad space attractive to luxury brands.

We also provide below-the-line services to advertisers, which helps them plan, manage and execute marketing events at shopping malls, supermarkets, campuses, clubs and other entertainment outlets. Below-the-line marketing events can create person-to-person marketing experiences and enhance the effectiveness of related advertising campaigns. During 2007, we organized a number of promotional events, including a promotional event for the Inner Mongolia Milk Industry Group at the Beijing Amusement Park and a number of sponsorship and promotional events at campus sites where we also operate lightbox and LED panels.

We are an advertising agent for leading online real estate portals in China. Shangtuo Zhiyang is the exclusive agent of House.china.cn, the real estate portal of China.com.cn, and is one of only two advertising agents for Sina.com’s real estate portal, while JCBN China is the largest advertising agent for the Sohu.com and Focus.cn real estate portals.

Research

We conduct market research for our own use and for our international and Chinese-based customers. We also partner with international research companies to participate in global research projects. We study market characteristics, consumer preferences and opinions with respect to advertising and media content, and business and technology issues as needed for each project. We use various analytical tools to conduct this research, including both quantitative and qualitative tools.

Our research services provide the feedback necessary to help advertisers understand their consumers better and assist our broadcast, print and production groups to produce and select content that would appeal to our target demographic. For example, we have used focus groups to study the pilot programs of our drama series in preparation for broadcast on Inner Mongolia Satellite Television. We also use focus groups to improve the quality and demographic aim of various advertising campaigns.

Each research project begins with a project planning phase which tailors the project to meet the needs of the customer or in-house group. We then gather, compile and analyze the data. Finally, we issue a report to the customer or in-house group stating the results of the project. We have various analytical methods to provide our services, such as in-depth individual interviews or focus group interviews. We also have quantitative methods, such as computer assisted telephone interviews, door-to-door surveys and product placement tests.

We have research offices in Shanghai, Beijing and Guangzhou. We also maintain partnerships with research companies in over 200 cities in China in locations outside Beijing, Shanghai and Guangzhou. We also gather data from across China using our computer assisted telephone interviewing system.

Arrangements with partners and suppliers

We rely on a number of arrangements with partners and suppliers in order to conduct our businesses.

Agreements regarding Shanghai Camera.  Beijing Pioneer Media Advertising Co., Ltd., or Beijing Pioneer, which is a subsidiary of Shanghai Yuan Zhi Advertising Co., Ltd., which is our affiliated entity controlled by Jia Luo Business Consulting (Shanghai) Co., Ltd., or Jia Luo, our subsidiary, entered into an advertising services agreement with Shanghai Camera Media Investment Co., Ltd., or Shanghai Camera, under which Beijing Pioneer agrees to make monthly payments to Shanghai Camera and Shanghai Camera agrees to grant the external advertising rights on an exclusive basis in connection with Inner Mongolia Satellite Television to Beijing Pioneer. This agreement expires on December 31, 2023 and will be extended for not less than ten years. Beijing Pioneer may terminate upon 60 business days’ written notice, and either party may terminate the agreement immediately by written notice in case of the material breach of the other party.

Jia Luo entered into an agreement with Shanghai Camera to provide consulting and advisory services to Shanghai Camera, in return for a service fee. This agreement expires on December 31, 2023 and will be extended for no less than ten years. This agreement may be terminated by Jia Luo or Shanghai Camera on 30 business days’ written notice without compensation or in certain events of breach.

Beijing Century Media Culture Co., Ltd., or Beijing Century Media, which is a subsidiary of our affiliated entity, entered into an agreement with Shanghai Camera, under which Beijing Century Media agrees to provide content to Shanghai Camera for broadcast on Inner Mongolia Satellite Television, in return for a service fee. This agreement expires on December 31, 2023 and will be extended for not less than ten years. Beijing Century Media may terminate upon 30 business days’ written notice and either party may terminate upon 10 business days’ written notice in certain events of breach.

Jia Luo entered into a call option agreement with Wai Gao Qiao, the shareholder of Shanghai Camera, under which it has the right to purchase, directly or through its nominee, all or part of the equity of Shanghai Camera from Wai Gao Qiao, to the extent permissible under PRC law. The agreement terminates only when the whole equity is transferred to Jia Luo or its nominee and has no other termination provisions.

Shanghai Camera has entered into a strategic cooperation agreement with Inner Mongolia Television Station, which gives Shanghai Camera the exclusive rights to sell advertising for Inner Mongolia Satellite Television and makes it the content provider for content on the satellite channel except for news, mandatory and policy-related programs and other programs as stipulated by the parties. The government requires the broadcast of provincial news on provincial satellite television channels. Mandatory and policy-related programs are also occasionally required by the government. As a result, Inner Mongolia Television currently creates its own content for local news and for My Blue Home, a series of programs set in Inner Mongolia. Inner Mongolia Satellite Television has the right to review and approve the programming provided by Shanghai Camera, and is responsible to review the content for regulatory compliance. Shanghai Camera receives all revenues from advertising, and in return pays an annual fee to Inner Mongolia Television Station. This agreement expires on December 31, 2023, with an option to renew for at least ten years granted to Shanghai Camera. This agreement may not be terminated by either party, including due to material breach of a party, except in the case of certain unforeseen events beyond the parties’ control.

One of our affiliated entities, Beijing Perspective, entered into an agreement with Shanghai Camera pursuant to which Shanghai Camera obtained an exclusive non-assignable use license to broadcast episodes of the Fortune China, Warrior and Access Hollywood: China programs produced by Beijing Perspective during the period from January 1, 2007 through March 31, 2007 solely on Inner Mongolia Satellite Television. The use license expires 36 months from the date of initial broadcast of the respective episodes. Beijing Perspective sold the television programs to Shanghai Camera for an aggregate amount of RMB14.2 million ($1.9 million) under this agreement, of which $0.9 million was included in amounts due from Shanghai Camera.

Agreements related to Hunan Satellite Television.  Our affiliated entity Beijing Perspective entered into a contract with Hunan Television Station, of which Hunan Satellite Television is a unit. Pursuant to the agreement, Hunan Television Station agreed to broadcast Fortune Morning 7 a.m., a 30-minute daily economic news program provided by Beijing Perspective, on its satellite channel until October 2007. Beijing Perspective was entitled to keep all revenue from selling program sponsorship, and share advertising revenue with Hunan Television Station on an equal basis.

Agreement regarding our radio broadcast business.  Our affiliated entity, Century Media Advertising, entered into an agreement with Beijing Guoguang Guangrong Advertising Co., Ltd., or Guoguang Guangrong, the exclusive advertising agent for all the domestic stations of China Radio International. Under this agreement Century Media Advertising was granted the exclusive rights to sell advertising for EasyFM 91.5, of Beijing, and EasyFM 87.9, of Shanghai, and the right to provide content to these two stations at its own expense. We intend to provide only non-news content pursuant to this agreement. The content is subject to China Radio International’s approval. The agreement expires on December 31, 2026. This agreement may be terminated by Guoguang Guangrong if Century Media Advertising fails to pay for the advertising rights. China Radio International has orally confirmed to us that Guoguang Guangrong has the right to provide content for these stations. In a supplemental agreement, the parties agreed that either party may terminate the agreement unilaterally, but that the party terminating the agreement will be liable for liquidated damages.

Our affiliated entity, Singshine Communication, entered into an agreement with Guangdong People’s Radio giving Singshine Communication the exclusive rights to sell advertising for and the rights to provide content to Channel FM107.6, which is now known as Channel FM107.7. The agreement is for a term of eight years starting on January 1, 2007. Pursuant to the agreement, either party may terminate if the other party fundamentally breaches the agreement. In this case, the breaching party would be liable to the other party for damages for any loss caused. Singshine Communication also may terminate the contract if it cannot meet its business or revenue targets due to the actions of Guangdong People’s Radio. In this case, Guangdong People’s Radio would be liable to Singshine

Communication for damages and would be required to return previously paid deposits to Singshine Communication.

Singshine Communication also entered into an agreement with Guangdong People’s Radio Station giving Singshine Communication the exclusive rights to sell advertising for and the rights to provide content to Channel FM103.6, which serves Guangzhou and the northern and eastern parts of Guangdong, and Channel FM90.0, which serves the western part of Guangdong. The agreement is for a term of five years starting on January 1, 2008. If Guangdong People’s Radio Station terminates the agreement without our prior consent, we are entitled to liquidated damages. We can terminate the contract with a three-month notice to Guangdong People’s Radio Station without an obligation to pay damages.

Our print group’s relationship with Dow Jones.  Money Journal Publishing, a subsidiary of EconWorld Media, has an agreement with Dow Jones under which Dow Jones provides content for a section of Money Journal. The agreement expires on April 1, 2009, and is automatically renewable for successive 12 month terms. Money Journal has the exclusive right to publish in China Chinese language articles sourced from and translated by Dow Jones. In return, Money Journal allots a certain amount of free advertising space to Dow Jones, which may sell the advertising space to advertisers outside the PRC, Hong Kong, Macau and Taiwan. Dow Jones may use additional advertising space beyond its allotment for a fee. Dow Jones has the exclusive rights to sell advertising for Money Journal outside the PRC, Hong Kong, Macau and Taiwan. Either party may terminate this agreement upon breach or insolvency of the other party or a change in control of EconWorld Media. We have obtained a waiver from Dow Jones for the purchase of EconWorld Media by us so that this change of control provision will not allow for a termination of the contract due to that event.

Our print group’s services for Money Journal.  Our affiliated entity, Guangzhou Jingshi Culture Intermediary Co., Ltd., or Guangzhou Jingshi, entered into a contract with Hunan Television & Broadcast and Money Journal Press Office, which is sponsored by Hunan Radio, Movie & Television Group. Hunan Television & Broadcast is a subsidiary of Hunan Radio, Movie & Television Group. Money Journal Press Office is the legal sponsor for Money Journal. Under the contract, Guangzhou Jingshi is to provide management consulting and information provision services on distribution to Money Journal Press Office and has the exclusive right to sell advertising for Money Journal Press Office. The contract expires on March 15, 2014. Money Journal Press Office has rights to terminate if Guangzhou Jingshi fails to pay under the contract, or if Money Journal Press Office suffers significant damage or loss due to Guangzhou Jingshi’s activities.

Our print group’s services for Funds Observer and Chinese Venture.  Our affiliated entity, Beijing Qiannuo Advertising Co., Ltd., entered into a contract with Zhoumo Wenhui Press Office, which is the legal sponsor for Zhoumo Wenhui, or the Weekly Journal. Under the contract, we act as the exclusive advertising agent for the magazines or journals published by Zhoumo Wenhui Press Office and also provide information consulting and management consulting services to Zhoumo Wenhui Press Office. The contract specifies that we shall provide advertising agency services for 24 issues per year for publications published under Weekly Journal’s unified publication number. Zhoumo Wenhui Press Office publishes Funds Observer and Chinese Venture under the Weekly Journal’s unified publication number. The contract expires in December 2020 and may be terminated upon the written agreement of both parties.

Our print group’s services for the Investor Journal.  Our affiliated entity, Economic Observer Advertising, entered into a contract with Hunan Television & Broadcast and Shidai Renwu Press Office, which is sponsored by Hunan Radio, Movie & Television Group. Hunan Television & Broadcast is a subsidiary of Hunan Radio, Movie & Television Group and Shidai Renwu is the legal sponsor for the Investor Journal. Under the contract, Economic Observer Advertising has the exclusive right to sell advertising for Shidai Renwu Press Office with regard to the Investor Journal. The contract expires on December 18, 2017. Shidai Renwu Press Office has rights to terminate if Economic Observer Advertising fails to pay under the contract, or if Shidai Renwu Press Office suffers significant damage or loss due to Economic Observer Advertising’s activities.

Agreements regarding the Economic Observer.  Xinhua Finance Limited, our parent, entered into a master cooperation agreement with Economic Observer Advertising, Economic Observer Press Office, Shandong Sanlian Group Co., Ltd., or Shandong Sanlian Group, and Shandong Economic Observer Co., Ltd., or Shandong Economic Observer, on April 20, 2006 to purchase through its nominee Beijing Taide Advertising Co., Ltd., or Beijing Taide,

50% of the equity interest in Economic Observer Advertising from its sole shareholder, Shandong Economic Observer. We subsequently acquired the remaining 50% of the equity interest in Economic Observer Advertising. Shandong Sanlian Group is the 76.1% shareholder of Shandong Economic Observer and the sponsor and owner of Economic Observer Press Office, which is licensed by the government to edit, publish and distribute the Economic Observer.

We entered into additional business cooperation agreements as contemplated by the master cooperation agreement, including:

•	a business cooperation agreement, as amended, entered into by Shandong Sanlian Group, Shandong Economic Observer, Economic Observer Press Office and Economic Observer Advertising. The term of the agreement is 50 years, expiring on May 9, 2056. It automatically renews thereafter. Under this business cooperation agreement, Economic Observer Advertising has the exclusive rights to sell advertising for the Economic Observer and pays Economic Observer Press Office an advertising agency fee. Economic Observer Advertising has the right to acquire the intellectual property assets of the Economic Observer to the extent permissible under applicable law, provides management and information consulting services on the distribution of the Economic Observer and assists Economic Observer Press Office in the management of the printing of the Economic Observer. Economic Observer Press Office may terminate the agreement by paying for losses incurred by Economic Observer Advertising due to the termination, including future losses resulting from such termination. Economic Observer Advertising may unilaterally terminate and may terminate and seek damages including future losses upon certain breaches by Economic Observer Press Office;

•	an agreement on organizing an information consultation committee entered into by Shandong Sanlian Group, our parent, Xinhua Finance Limited, Economic Observer Press Office, and Economic Observer Advertising. Shandong Sanlian Group and our parent agreed to establish an eight-member committee with four members appointed by Shandong Sanlian Group and four members, including the chairman of the committee, appointed by our parent. The committee is to provide proposals and views on the editing, content, appearance, and format of the Economic Observer, hold discussions with Economic Observer Press Office and provide consultancy to Economic Observer Press Office. Economic Observer Press Office retains final editing rights. The parties assume their own costs in operating the committee, and there are otherwise no payment terms. None of the parties may unilaterally terminate the agreement; and

•	a business cooperation agreement, as amended, entered into by Economic Observer Press Office, Economic Observer Advertising, Guangzhou Jingshi, which is our affiliated entity, and Beijing Jingshi Jingguan Advertising Co., Ltd., or Jingshi Jingguan, a joint venture between Guangzhou Jingshi and Economic Observer Advertising. Jingshi Jingguan operates as the advertising agent in relation to advertisements placed by financial institutions for the Economic Observer and conducts events-related businesses. No party may unilaterally terminate the agreement.

Agreements by our advertising group securing advertising agency arrangements.  Our advertising group has entered into various agreements granting us the advertising agency, and at times the exclusive agency, for advertising on various media platforms. Much of the revenue from this business has been derived under the following contracts:

•	Beijing Xintai Huade Advertising Co., Ltd., or Xintai Huade, our affiliated entity, entered into an advertising agency contract with Beijing Guangxian Media Co., Ltd., which has the exclusive advertising rights and content provision rights for two television programs aired on Beijing Television Station. Pursuant to this contract, Xintai Huade served as the exclusive advertising agent for these two programs during the period from January 1, 2007 to December 31, 2007. The programs were Top Music and Star Press, both of which aired on Beijing Television Station Channel 2. Xintai Huade also serves as the exclusive advertising agent for Weather Forecast pursuant to contracts with a combined term from January 1, 2007 to December 31, 2008. Weather Forecast airs on Beijing Television Station. Exclusive advertising agent agreements for programs broadcast on Beijing Television Station typically have a term of one year, after which one of our affiliated entities in our advertising group typically enters into new contracts in relation to different programs.

•	Shangtuo Zhiyang International Advertising (Beijing) Co., Ltd., or Shangtuo Zhiyang, a subsidiary of our affiliated entity, Beijing Taide, entered into an advertising agent contract with Shandong Economic Observer, which at the time was the exclusive advertising agent for Economic Observer Press Office. Pursuant to the contract, Shangtuo Zhiyang serves as the exclusive advertising agent for the Economic Observer with respect to the real estate advertisements on certain pages of the newspaper in Beijing, Shanghai, and Tianjin. The contract expires on April 30, 2009. Either party may terminate the contract under certain conditions of breach. There are no specific terms in the contract with regard to renewability. Currently, Economic Observer Advertising is the exclusive advertising agent for Economic Observer Press Office, and the rights of Shangtuo Zhiyang under this contract are still observed.

Our customers

Our products and services attract a variety of international and domestic customers. The data we give for our customers below includes data from our subsidiaries for the full periods given regardless of the date we acquired them.

Broadcast and print

The quality and coverage of our integrated platform have attracted a broad range of customers. For the year ended December 31, 2007, approximately 351 and 350 customers used the services of our broadcast and print groups, respectively, for advertising and sponsorship, including international advertisers such as Mindshare Media and J. Walter Thompson, and domestic advertisers such as China Mobile, Beijing An Xin Fu Tong Media Advertisement, Shangdong Haina Culture Media, Shanghai Camera Intermediary and China Automobile International Advertising, which were the top five customers of our broadcast group in 2007, accounting for 26.4%, 9.9%, 6.7%, 6.6% and 2.3% of our broadcast group’s revenues for 2007, respectively. Mindshareworld, Saatchi & Saatchi, Beijing Century Faery Culture, Zhong Yi Yu Yue International Advertising and McCann Worldgroup, which were the top five customers of our print group in 2007, accounted for 14.5%, 6.9%, 4.6%, 4.1% and 4.1% of our print group’s revenues for 2007, respectively.

Advertisers purchase advertising time or sponsorship on Inner Mongolia Satellite Television’s, EasyFM’s and Fortune China’s programs and on Money Journal’s, Funds Observer’s, Chinese Venture’s, the Investor Journal’s and the Economic Observer’s print pages either directly from us or through advertising agencies that purchase these services on behalf of their domestic and international customers. In 2007, direct sales to advertisers accounted for 28.5% and 11.9% of the revenues of our broadcast and print groups, respectively.

Our top ten broadcast customers accounted for 51.9% of our broadcast group’s revenues in 2007. Our top ten print customers accounted for 34.2% of our print group’s revenues in 2007.

Production

The high quality of our production group’s products has attracted many customers. For the year ended December 31, 2007, approximately 137 customers used our television production, animation, and channel packaging services, including China Central Television, Travel Satellite Television, Shanghai Interactive Cultural Broadcasting and Guangdong Television.

Shanghai Wenhua, Tiandiren Media, Guangdong Television, Beijing Yongle Media and Beijing Fashion Culture Media, which were the top five customers of our production group in 2007, accounted for 29.0%, 16.2%, 9.1% 5.3% and 3.4% of our production revenues for 2007, respectively. Our production group’s television production, animation, and broadcast design operations contributed 66.1%, 23.7% and 10.3%, respectively, of our production group’s revenues for 2007. Small World, a previous production client, became part of our broadcast group with our acquisition of Small World in August 2007.

Our top ten production customers accounted for 63.0% of our production revenues in 2007.

Advertising

The quality and placement access of our advertising group has attracted a broad range of international and domestic customers. For the year ended December 31, 2007 approximately 1,660 customers had used the advertising services of our advertising group, including international customers such as Sony and City Chain Company Ltd. and domestic customers such as Diageo and Beijing Biaodian Advertising. City Chain Company Limited, Beijing Biaodian Advertising, Sony, Beijing Huaao Advertising and Beijing Piankeguannian Advertising, which were the top five customers of our advertising group in 2007, accounted for 5.8%, 3.6%, 3.6%, 2.5% and 2.4% of our advertising group’s revenues in 2007, respectively.

Customers purchase advertising placements and advertising creation services either directly from us or through their advertising agents which purchase these services on behalf of their domestic and international customers. In 2007, direct sales to advertisers accounted for 64.3% of our advertising group’s revenues.

Our top ten customers accounted for 17.9% of our advertising group’s revenues, and no single customer accounted for more than 10% of our advertising group’s revenues, in 2007.

Research

The quality of our research group has attracted a broad range of international and domestic customers. For the year ended December 31, 2007, approximately 170 customers had used our research services, including leading international brand name customers such as Market Insights Group Ltd., Wrigley and Wal-Mart and leading domestic brand name customers such as Pepsi (China), Baisheng and Inner Mongolia Milk Industry Group. Wal-Mart, B&Q China National, Pepsi (China), the Inner Mongolia Milk Industry Group and Ermenegildo Zegna, which were the top five customers of our research group in 2007, accounted for 10.3%, 8.7%, 6.1%, 5.2% and 5.1% of our research group’s revenues for 2007, respectively.

Customers purchase research services either directly from us or through research firms which purchase these services on behalf of their international customers. In 2007, direct sales to customers accounted for approximately 72.7% of our research group’s revenues.

Our top ten research customers accounted for 35.4% of our research group’s revenues in 2007.

Distribution

Inner Mongolia Satellite Television’s programs are broadcast via satellite to cities where they have landing rights. A typical landing rights contract may have a term of one year. Some other cities where no landing rights are established by contract also carry Inner Mongolia Satellite Television.

During 2007, programming content for broadcast on Hunan Satellite Television Station was sent via fiber optic cables to Changsha from the studios. From Changsha, Fortune Morning 7 a.m. was transmitted to Hunan Satellite Television Station, which carried the program via satellite across China. The programs aired on Inner Mongolia Satellite Television were transmitted from our Fortune China studios to the headquarters of Inner Mongolia Television Station via fiber optic network. For our Fortune China programming that is syndicated for broadcast by local stations, our current practice is to send the programs on tape. We contract with the local stations as well. The syndication relationships we have are typically on the basis that we provide the program to our syndication partner, and in return we earn revenues by placing two minutes of advertising for every 30 minutes of programming. Typically, the contract is for a term of one to two years.

As part of the management consulting services to Funds Observer, Chinese Venture, Money Journal, and the Economic Observer, we advise on their engagement of distributors.

Our sales and marketing

Our sales and marketing team comprises 487 employees across our operational groups. The sales and marketing team allocated to each group focuses on the specific products of that group and the needs of customers of that group, while being held together through common strategies and broader service to our company as a whole. We strengthen relationships with advertisers by cross-selling our integrated platforms to our existing advertisers, offering attractive and flexible packages to suit their needs. We promote our brand to advertisers as synonymous with the affluent demographic. We use the ratings of our programs, the circulation numbers of the magazine and newspaper and the research conducted by our research group to evidence our ability to reach this demographic effectively.

Seasonality

Our revenues may fluctuate significantly based on the seasonality of consumer spending and corresponding advertising trends. Revenues for our business are driven largely by advertising and sponsorship across all our operating groups and media platforms, which subject us to the seasonal effects of China’s advertising industry. The advertising cycle in China typically peaks towards the end of the calendar year. Advertising spending tends to decrease during January and February due to the Chinese Lunar New Year holiday. In addition, there is a decrease in advertising during the May 1 Labor Day holiday, and the October 1 National Day holiday.

Competition

Each of our businesses is subject to significant competition, much of it from state-owned competitors. We believe we distinguish ourselves from our competitors by being the only company that can provide a full range of production services, including animation, broadcast design and post-production for television commercials, while having a partnership with a research group and distribution channels through various types of media outlets.

Broadcast

We and our strategic partners face many competitors in the Chinese broadcast market. Within each province or city, there are up to 15 China Central Television satellite channels and up to 35 peer satellite channels operated by regional authorities that compete with Inner Mongolia Satellite Television. There may also be local cable channels and local terrestrial channels.

The major competitors of our Fortune China operations are China Central Television Channel 2, a satellite television channel covering many cities throughout China, and Fortune One, a financial news program broadcast primarily in Shanghai.

The radio markets in Beijing, Shanghai and Guangdong province are very competitive. EasyFM has only a small share of the Beijing and Shanghai radio markets while channels FM103.6, FM90.0 and FM107.7 have only small shares of the Guangdong radio market.

We also compete against other mobile value-added service providers in China.

Print

The Economic Observer and the Investor Journal, both weekly newspapers, face competition from several financial newspapers in China, including 21st Century Business Herald and China Business News, both of which print daily.

Money Journal, Funds Observer and Chinese Venture compete against several financial magazines, both international and domestic, such as Caijing Magazine, Harvard Business Review, and the Chinese versions of Business Week, Fortune and Forbes.

Production

We compete against a strong field of competitors in production, including large state-owned production companies. There are approximately 1,160 licensed television production companies and approximately 700 companies producing drama series in China, as well as numerous film entertainment content production companies.

Advertising

Our primary competition in advertising comes from the American Association of Advertising Agencies, or 4A, advertising companies, which are the dominant international advertising companies. Although we have relationships with them in which they act as advertising agents, at the same time the 4A companies have much of the market share both globally and in China and are our competitors.

Research

There are approximately 2,000 research companies in China, but many of these are capable only of data gathering. International firms also make up a large portion of the research market in China.

Intellectual property

Some of our groups have developed strong brand awareness for their products and services. We also benefit from strong brand awareness relating to our parent, Xinhua Finance Limited. Accordingly, we consider our trademarks, copyrights and similar intellectual property critical to our success and rely on trademark and copyright laws, as well as licensing and confidentiality agreements, to protect our intellectual property rights. The intellectual property rights, including copyrights, trademarks and Internet domains held by us and our strategic partners are described in “— Regulation — Regulations on intellectual property protection”.

Xinhua Financial Network Limited, or Xinhua Financial Network, the predecessor and now subsidiary of our parent, Xinhua Finance Limited, and China Economic Information Service entered into a Content License Agreement Supplement to the Exclusive Broadcasting Agreement dated December 15, 2001, pursuant to which China Economic Information Service granted to Xinhua Financial Network and its affiliates an exclusive license (worldwide excluding China) to be the only party other than China Economic Information Service to distribute its real time newsfeeds and a non-exclusive license (in China) to distribute its real time newsfeeds, as well as the right to use the word “Xinhua” as the first name by Xinhua Financial Network and its affiliates worldwide. The agreement is effective for 20 years from May 18, 2000 and renewable for an additional term of ten years at Xinhua Financial Network’s option on terms to be agreed between the parties. We have in turn entered into an agreement with Xinhua Financial Network to use the word “Xinhua”. Although our parent or Xinhua Financial Network has registered the trademark for the logo containing “Xinhua Finance” and the name “Xinhua” in the U.S., Hong Kong, Japan and South Korea and our parent has applied for registration of the logo in the PRC, it is not clear whether the registration will be accepted in the PRC or whether we or our parent or affiliates could continue to use the name “Xinhua” if the agreement were to terminate. See “Item 3.D. Key information — Risk factors — Risks related to our business”.

Regulation

The PRC government imposes extensive regulations and censorship over the media industry, including television, radio, newspapers, magazines, advertising, media content production, and the market research industry. This section summarizes the principal PRC regulations that are relevant to our lines of business.

Regulatory authorities

The legal regime in China consists of the National People’s Congress, the State Council, which is the highest authority of the executive branch of the PRC central government, various ministries and agencies under the State Council’s authority and their respective authorized local branches. Our businesses in China in the media and the market research industries are subject to a number of existing laws, regulations, circulars, decisions, and opinions issued by various authorities, including:

•	the National People’s Congress;

•	the State Council;

•	the National Development & Reform Commission, (formerly the State Development and Planning Commission);

•	the Ministry of Commerce, a combination of the former Ministry of Foreign Trade and Economic Co-operation, the State Economy and Trade Commission, and the State Development and Planning Commission;

•	the State Administration for Industry and Commerce;

•	the Ministry of Culture;

•	the State Administration of Radio, Film & Television;

•	the General Administration for Press and Publication (formerly the State Press and Publications Administration);

•	the National Bureau of Statistics; and

•	the Ministry of Information Industry.

Regulatory framework

The PRC laws and regulations that are relevant to our business generally fall into five categories:

•	laws and regulations restricting and governing investments of private capital in general and foreign capital in particular. For purposes of these restrictions under PRC laws, “foreign” investment includes investment from Hong Kong, Taiwan and Macau. As a result of these restrictions on investments of foreign and private capital, we conduct our businesses in China substantially through contractual arrangements with our affiliated PRC entities. To further comply with these restrictions, our affiliated PRC entities in our print and broadcasting groups operate through contractual arrangements with our business partners, including a television station, radio stations, a newspaper press office and a magazine press office;

•	industry specific laws and regulations that govern the entities and business activities within the specified industry;

•	copyright and trademark protection and domain name registration regulations, which we and our affiliated entities use to protect our and their intellectual property;

•	regulations on foreign currency exchange; and

•	regulations on tax.

According to our PRC counsel, Commerce & Finance Law Offices, the ownership structures, businesses and operations of our subsidiaries and affiliated entities in China comply in all material respects with all existing PRC laws and regulations.

Regulations on investment of foreign and private capital in the media, advertising, market research and telecommunications industries

Three principal regulations govern the investment of foreign and private capital in the media, advertising and market research industries:

•	the Foreign Investment Industrial Guidance Catalog, or the Catalog, jointly promulgated by the National Development & Reform Commission and the Ministry of Commerce on October 31, 2007 and which became effective as of December 1, 2007;

•	the Several Decisions on the Entry of Private Capital into the Culture Industry, or the Decisions, issued by the State Council on April 13, 2005; and

•	the Several Opinions on Foreign Investment in the Culture Sector, or the Opinions, jointly issued by the State Administration of Radio, Film and Television, the Ministry of Culture, the General Administration for Press and Publication, the National Development & Reform Commission and the Ministry of Commerce on July 6, 2005.

Under the Catalog and the Opinions, the investment of foreign capital is prohibited or restricted in companies that conduct various aspects of the television, radio, publishing and market research businesses, as described below, but is permitted in the advertising business.

The Decisions affect the investment of private capital in companies that engage in the business of television, radio, publishing, advertising and media content production. Under the Decisions, investment of private capital is prohibited or restricted in many aspects of the television, radio and publishing business areas, as described below, but is allowed in other business areas such as advertising and the production of drama series.

The following discussion summarizes the relevant regulations, including the three principal ones discussed above, governing the investment of foreign and private capital in each of our lines of business.

Television and radio

Television and radio stations.  According to the Regulations on the Administration of Radio and Television, promulgated by the State Council on August 11, 1997, Detailed Procedures for the Financing of Radio Film and Television Conglomerates, promulgated by the State Administration of Radio, Film and Television on December 20, 2001, and the Measures for the Administration of Examination and Approval of Radio Stations and Television Stations, promulgated by the State Administration of Radio, Film and Television on August 18, 2004, radio stations, television stations, radio frequencies or television channels may only be established and operated by the government. Pursuant to the Opinions and the Decisions, foreign or private capital may not be invested to establish or operate radio stations, television stations or transmission networks, broadcast radio or television programs, or operate radio frequencies or television channels for radio or television stations. Under the Opinions and the Circular on the Further Strengthening of the Supervision of Radio and Television Channels, or the Supervision Circular, promulgated by the State Administration of Radio, Film and Television on August 4, 2005, foreign investors are prohibited from operating radio frequencies or television channels by means of providing advertising, printing or distribution services.

We and our affiliated entities do not own or operate television or radio stations. Neither do we nor our affiliated entities operate television channels or radio frequencies. Through our contractual arrangements with our strategic partner, Shanghai Camera, our affiliated entity provides consulting and advisory services to Shanghai Camera, including the production or sourcing of the content and advertisements placed on Inner Mongolia Satellite Television, a unit of Inner Mongolia Television Station. Our affiliated entities produce or source television program content to be broadcast on satellite channels and provincial and city channels in exchange for advertising and syndication revenues.

In our radio business, our affiliated entities have the exclusive rights to sell advertising for and the rights to provide content to radio stations.

The content provision by our affiliated entities for our business partners is allowed under PRC laws and regulations and the content is subject to review and approval by the radio and television stations. There is a risk that the strategic partnerships we or our affiliated entities have entered into may be deemed to have the actual effect of operating radio or television stations under the Opinions or Supervision Circular. See “Item 3.D. Key information — Risk factors — Risks related to the regulation of our business and to our structure — If the PRC government finds that the agreements that establish the structure for operating our China Businesses do not comply with PRC governmental restrictions on foreign investment in the media, market research and telecommunications industries, or if these regulations or the interpretation of existing regulations change in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations”.

Television and radio program and drama series production.  According to the Regulations on the Administration of Radio and Television Stations, the Interim Provisions on the Administration of Sino-foreign Equity and Contractual Joint Ventures of Radio and Television Program Production, or the Regulations, jointly promulgated by the State Administration of Radio, Film and Television and the Ministry of Commerce on October 28, 2004, wholly foreign owned enterprises are prohibited from producing radio and television programs or drama series. A joint venture between a Chinese and a foreign partner is permitted for these activities, and a foreign investor is permitted to hold up to 49% of the equity interest, subject to certain restrictions. Under the Decisions, investment of private capital is encouraged in the production of drama series.

We do not directly engage in the production of radio and television programs or drama series, nor have we set up any joint ventures for that purpose. Our affiliated PRC entities engage in the production of television programs.

For our drama series production, our affiliated PRC entities cooperate with third parties who to our knowledge hold drama series production licenses to produce our drama series. For details, see “— Arrangements with partners and suppliers” and “Item 4.C. Information on the Company — Organizational Structure”.

Newspapers and magazines

Publication of newspapers or magazines.  Under the Catalog and the Decisions, investment of foreign or private capital is not permitted in the establishment or operation of newspapers, publishing institutions or news agencies or in the operation of newspaper or magazine sections. However, the investment of foreign or private capital is permitted in companies engaging in the printing and wholesale or retail distribution of newspapers or magazines. Under the Opinions, foreign investors are prohibited from providing wholesale or retail distribution, printing or advertising services to the publishing institutions if the actual effect is to operate newspaper or magazine sections or to engage in the editorial work for or to publish newspapers or magazines.

We and our affiliated entities do not engage in the business of publishing newspapers or magazines. We and our affiliated entities provide management and information consulting services to or have made contractual arrangements with various publishing institutions in relation to the Economic Observer and Investor Journal newspapers and Money Journal, Funds Observer and Chinese Venture magazines. For details in relation to the magazine and newspaper, see “— Arrangements with partners and suppliers” and “Item 4.C. Information on the Company — Organizational Structure.” To our best knowledge, these publishing institutions have the requisite approvals and licenses to publish newspapers or magazines. There is a risk that the strategic partnerships we or our affiliated entities have with these publishing institutions may be deemed to have the actual effect of operating newspaper or magazine sections. See “Item 3.D. Key information — Risk factors — Risks related to the regulation of our business and to our structure — If the PRC government finds that the agreements that establish the structure for operating our China businesses do not comply with PRC governmental restrictions on foreign investment in the media, market research and telecommunications industries, or if these regulations or the interpretation of existing regulations change in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations”.

Printing.  According to the Provisional Regulation on Establishment of Foreign Invested Printing Enterprises promulgated by the General Administration for Press and Publication and the Ministry of Commerce on January 29, 2002, the Opinions and the Decisions, investment of foreign and private capital is permitted in the business of printing newspapers or magazines in China. Foreign investment must take the form of joint ventures in which a PRC investor must hold the controlling interest, but private investment is not under the same restriction.

We and our affiliated entities do not print newspapers or magazines. Rather, our affiliated entities provide management and information consulting services to the publishing institutions on outsourcing the printing of Money Journal, Funds Observer, Chinese Venture and the Economic Observer to third party service providers, and have made contractual arrangements with the publishing institution on the printing of the Investor Journal.

Distribution.  Under the Catalog and the Decisions, the investment of foreign capital is prohibited in companies engaging in the general distribution of newspapers or magazines. According to the Measures for the Administration of Foreign-invested Enterprises in Distribution of the Books, Newspapers and Periodicals, or the Measures, promulgated by the General Administration for Press and Publication and the Ministry of Commerce on March 17, 2003, investment of foreign capital is permitted in companies that engage in wholesale and retail distribution of newspapers or magazines. Wholesale distribution, for which foreign investment was permitted starting December 1, 2004, is the non-exclusive distribution of publications to other entities in the publication related businesses, such as newsstands and bookstores. Retail distribution, for which foreign investment was permitted starting on May 1, 2003, is the non-exclusive distribution of publications to readers.

We and our affiliated entities do not currently engage in the general, wholesale or retail distribution of newspapers or magazines. Our affiliated PRC entities provide management and information consulting services to, or have made contractual arrangements with, the respective press offices on outsourcing the wholesale and retail distribution of Money Journal, Funds Observer, Chinese Venture and the Economic Observer to third party service providers and have made contractual arrangements with the respective press office on the distribution of Investor Journal.

Advertising

Under the Catalog and the Administrative Provision on Foreign Investment in the Advertising Industry, jointly promulgated by the State Administration for Industry and Commerce and the Ministry of Commerce on March 2, 2004, foreign investors can invest in PRC advertising companies through either wholly-owned enterprises or joint ventures with Chinese parties. Since December 10, 2005, foreign investment in PRC advertising companies has been allowed to be up to 100% equity interest. However, the foreign investors are required to have at least three years of direct operations in the advertising industry as their core businesses outside of the PRC. This requirement is reduced to two years if foreign investment in the advertising company is in the form of a joint venture. Advertising enterprises with foreign capital investment can engage in advertising design, production, publishing and agency, provided that certain conditions are met and necessary approvals are obtained. Under the Decisions, private capital is allowed to conduct outdoor advertising activities and production of advertising programs.

We primarily operate our advertising businesses in Beijing, Shanghai and Shenzhen through our affiliated PRC advertising companies. For details, see “Item 4.C. Information on the Company — Organizational structure.” In addition, our Hong Kong advertising subsidiary, Active Advertising Agency Limited, or Active Advertising Hong Kong, has been engaged in the advertising business in Hong Kong since 1997 and satisfied the track record requirement under applicable regulations. Therefore, Active Advertising Hong Kong was qualified to establish our wholly-owned domestic PRC subsidiary, Active Advertising (Guangzhou), Co., Ltd., or Active Guangzhou, to conduct part of our advertising business in China.

Research

Under the Catalog, the investment of foreign capital is permitted in the market research industry through a joint venture with a PRC entity. There are currently no rules restricting the investment of private capital in the market research industry. Nevertheless, we do not directly operate in the market research industry, but rather engage in such business through our affiliated PRC entities. For details, see “Item 4.C. Information on the Company — Organizational structure.”

Telecommunications

Under the Catalogue and the Regulations for the Administration of Foreign-Invested Telecommunications Enterprises promulgated by the State Council on December 11, 2001, a foreign entity is prohibited from owning more than 50% of the total equity in any Chinese enterprise providing value-added telecommunications services, subject to certain geographic limitations, and the foreign investors in a foreign invested value-added telecommunications enterprise is required to be in good standing and have the relevant experience in operating a value-added telecommunications businesses.

We do not operate a value-added telecommunications business directly. We enter into contractual arrangements with our affiliated entity, M-in, which engages in value-added telecommunications business and has already obtained an effective value-added telecommunications business operation license. For details, see “Item 4.C. Information on the Company — Organizational structure.”

Regulations on television and radio industry

Radio and television program production

According to the Regulations on the Administration of Radio and Television and the Provisions on the Administration of Radio and Television Program Production promulgated by the State Administration of Radio, Film and Television on July 19, 2004, entities engaging in the production of radio and television programs, such as feature programs, general programs, drama series and animations, and the trading activities and agency services on the copyrights of such programs must first obtain preliminary approval from the State Administration of Radio, Film and Television or its provincial branches for the appropriate license. Then the entity must register with the State Administration for Industry and Commerce to obtain or update its business license.

The establishment of a production company for drama series must be approved by the State Administration of Radio, Film and Television. Such company must also obtain the appropriate licenses from the provincial branches of the State Administration of Radio, Film and Television. There are two types of drama series production licenses. The first type is a general license applicable to all drama series produced by the license holder during the two-year term. The second type is a specific license applicable to the specific drama series identified on the license.

In our media production and broadcasting groups, all of our affiliated PRC entities engaging in media content production have obtained the requisite business licenses and appropriate licenses for television program production or have contracted with an entity that has the required licenses. For our drama series production, our affiliated entity cooperates with third parties who to our knowledge hold drama series production licenses to produce our drama series.

Regulations on the publication industry

Publication of newspapers or magazines

The publication industry in China is governed by the Regulations on the Administration of Publication, promulgated by the State Council on December 25, 2001, and the Provisions on the Administration of the Publications Market, promulgated and amended by the General Administration for Press and Publication on June 16, 2004. These regulations govern publication activities including the publishing, printing, reproduction, importing and distribution of publications, including newspapers, magazines, books, audio and video products and electronic publications published by lawfully established press offices with the proper government approval. Such institutions may include, among others, newspaper agencies and periodical publication agencies. The establishment of a publishing institution requires approval from the General Administration for Press and Publication. The publishing institution must be sponsored by a sponsoring entity and supervised by a supervising entity, both duly authorized by the General Administration for Press and Publication on a case by case basis. The sponsoring entity and the supervising entity may be the same entity.

After establishment, a newspaper or magazine press office must apply for a license for newspaper publication or a license for periodical publication and obtain a domestic unified serial number, for the newspaper or the magazine. No newspaper or magazine press office may sell, lease, or transfer its own name or the domestic unified serial number, name or section of the publication, nor shall it lend, transfer, lease or sell its license(s).

A press office shall implement a system of editorial accountability to ensure that its published content complies with applicable laws. No publication shall, among other things, contain content that may violate, or may be deemed to violate the basic principles of the PRC Constitution, jeopardize state unification, harm sovereign and territorial integrity, divulge state secrets or jeopardize state security.

In our print group, we, including our affiliated entities, provide management and information consulting services on distribution and printing to, and have the exclusive rights to sell advertising for, Money Journal, Funds Observer and Chinese Venture. In addition, for the Economic Observer, we, including our affiliated entities, provide management and information consulting services on distribution and assist in the management of the printing, as well as provide proposals and views on the editing, content, appearance, and format of the newspaper. For details, see “— Arrangements with partners and suppliers”. To the best of our knowledge, the press offices of these publications are properly established and have the requisite approvals and licenses. We also have the exclusive rights to sell advertising for the Investor Journal.

Printing of publications

According to the Regulations on the Administration of Publication, entities engaged in the business of printing publications shall first obtain approval from the provincial branch of the General Administration for Press and Publication and then register with the public security bureau and the local branch of the State Administration for Industry and Commerce. A press office shall not commission an entity that has not obtained the requisite approval to provide printing services.

In our print group, our affiliated entities provide management and information consulting services to a press office on the printing of Money Journal, Funds Observer and Chinese Venture, and assist a press office in the management of the printing of the Economic Observer, including on outsourcing the printing of these publications to third-party service providers. To the best of our knowledge, these printing service providers have the requisite approvals. Our affiliated entities advise the press offices to periodically monitor these service providers to ensure that they have obtained all required approvals, although it is possible that one or more of these printing service providers may not be in compliance with all PRC regulations at all times. If we or our affiliated entities learn that any of the printing service providers are not in compliance with applicable laws and regulations, our affiliated entities will advise the press offices to notify the printing service providers of the need to complete any steps necessary to obtain the required licenses and approvals and to terminate a contract with a printing service provider if necessary.

Distribution of publications

According to the Regulations on the Administration of Publication, entities engaging in the general distribution of newspapers or magazines must obtain approval from the General Administration for Press and Publication. Entities engaging in the wholesale distribution or retail distribution of newspapers or magazines must obtain approval from GAPP branches at the provincial and county level. The distribution of newspapers or magazines by post shall comply with the postal law.

In our print group, our affiliated entities provide management and information consulting services to the press offices for Money Journal, Funds Observer, Chinese Venture and the Economic Observer in relation to engaging local distribution service providers to carry out the wholesale and retail distribution of the magazine or newspaper. To our knowledge, these press offices and the wholesale and retail distributors have the requisite approvals and licenses to distribute magazines or newspapers, except for Guangzhou Jingyu Culture Development Co., Ltd., a distribution service provider that is the primary general distributor engaged in the retail and wholesale distribution of Money Journal. Our affiliated entities advise the press offices to periodically monitor these wholesale and retail service providers to ensure that they have obtained all required licenses, although it is possible that one or more of these distributors may not be in compliance with all PRC regulations at all times. If we or our affiliated entities learn that any of the distributors are not in compliance with applicable laws and regulations, our affiliated entities will advise the publishing institutions to notify the distributors of the need to complete any steps necessary to obtain the required licenses and approvals and to terminate a contract with the distributor if necessary.

Regulations on the advertising industry

Establishment of advertising entities

The principal regulations governing the PRC advertising industry include:

•	the Advertising Law promulgated by the National People’s Congress on October 27, 1994;

•	the Administration Regulations of Advertising Industry, promulgated by the State Council on October 26, 1987;

•	the Implementation Rule of Advertising Industry Administration, or the Implementation Rule, promulgated by the State Administration for Industry and Commence on January 9, 1988, amended in 1998, 2000 and 2004, and effective as of January 1, 2005; and

•	the Measures on Administration of Advertising Operation Licenses, promulgated by the State Administration for Industry and Commence on November 30, 2004.

Under these regulations, advertising companies may only engage in the advertising business if they have obtained from the State Administration for Industry and Commence or its local branches a business license which specifically includes operating an advertising business within its business scope. A company conducting advertising activities without such a license may be subject to penalties, including fines, confiscation of advertising income and orders to cease advertising operations. Subject to annual examination, the business license of an advertising company is valid for the duration of its existence, unless the license is suspended or revoked due to a violation of any relevant law or regulation. Furthermore, pursuant to the Implementation Rule, certain entities, including, but not limited to, radio and television stations and publishing institutions, must also obtain an advertising operating license from a branch of the State Administration for Industry and Commence at the county level or above before they can engage in the advertising business. These licenses will set forth the permitted advertising activities.

We conduct our advertising business in China through Active Guangzhou and our affiliated PRC entities. Each of them has obtained the licenses to operate an advertising business from the State Administration for Industry and Commence or its local branches as required by PRC regulations.

We and our affiliated entities work with various advertising agents in our broadcasting business. To the best of our knowledge, these advertising agents also have the requisite business licenses and advertising operating licenses, where applicable. We and our affiliated entities periodically monitor these advertising agents to ensure that they have obtained all required licenses, although it is possible that one or more of them may not be in compliance with all PRC regulations at all times. If we or our affiliated entities learn that any of them is not in compliance with applicable regulations, we or our affiliated entities will notify the entity of the need to complete any necessary steps to receive the required licenses. Under the contracts between our affiliated entities and the advertising agents, our affiliated entities have the rights to claim compensation for any direct or indirect losses caused by the non-compliance of the advertising agents. We and our affiliated entities will take steps to terminate the contract with such advertising agents if necessary.

In addition, to our best knowledge, the publishing institutions and radio stations we and our affiliated entities work with, as well as Inner Mongolia Television Station and Hunan Television Station, have the requisite business licenses and advertising operating licenses.

Advertising content

PRC advertising laws and regulations set forth certain content requirements for advertisements in China, which include prohibitions on, among other things, false or misleading content, superlative wording, socially destabilizing content or content involving obscenities, superstition, violence, discrimination or infringement of the public interest. Advertisements for anesthetic, psychotropic, toxic or radioactive drugs are prohibited. It is prohibited to disseminate tobacco advertisements via radio, film, television, newspapers or magazines. It is also prohibited to display tobacco advertisements in any waiting lounge, theater, cinema, conference hall, stadium or other public area. There are also specific restrictions and requirements regarding advertisements that relate to matters such as patented products or processes, pharmaceuticals, medical instruments, agrochemicals, foodstuff, alcohol and cosmetics. In addition, all advertisements relating to pharmaceuticals, medical instruments, agrochemicals and veterinary pharmaceuticals advertised through radio, film, television, newspapers, magazines, out-of-home and other forms of media, together with any other advertisements which are subject to censorship by administrative authorities according to relevant laws and administrative regulations, must be submitted to relevant administrative authorities for content approval prior to dissemination.

Advertisers, advertising agencies, and advertising distributors are required by PRC advertising laws and regulations to ensure that the content of the advertisements they prepare or distribute is true and in full compliance with applicable law. In providing advertising services, advertising operators and advertising distributors must review the prescribed supporting documents provided by advertisers for advertisements and verify that the content of the advertisements complies with applicable PRC laws and regulations. Prior to distributing advertisements that are subject to government censorship and approval, advertising distributors are obligated to ensure that such censorship has been performed and approval has been obtained. Violation of these regulations may result in penalties, including fines, confiscation of advertising income, orders to cease dissemination of the advertisements and orders to publish an advertisement correcting the misleading information. In circumstances involving serious violations, the State Administration for Industry and Commerce or its local branches may revoke violators’ licenses or permits for advertising business operations. Furthermore, advertisers, advertising agencies or advertising distributors may be subject to civil liability if they infringe on the legal rights and interests of third parties in the course of their advertising business.

As we and our affiliated entities conduct our business in the advertising industry, we and they take steps to make sure that all of our and their advertisements comply with relevant laws and regulations. The advertisements placed by our advertising group typically are subject to the review and final approval of the partners through whom we place the advertisement. Our business partners employ qualified advertising inspectors who are trained to review advertising content for compliance with relevant laws and regulations. We do not believe that advertisements containing content subject to restriction or censorship comprise a material portion of the advertisements created or placed by our advertising group. In the event that some of the advertisements our advertising customers or agencies provide to us or our affiliated entities and which we or our affiliated entities include in advertising are not in compliance with relevant PRC advertising laws and regulations, or when these advertisements that we or our customers or agencies place have not received required approval from the relevant local supervisory bodies, such as the local branches of the State Administration for Industry and Commerce, or do not comply with content requirements, we will remove the advertisements or advise our business partners to remove the advertisements as soon as we notice such violations.

Operational matters of the advertising business

Under the Advertising Law, registration, review and filing systems need to be established and maintained for the operation of entities engaged in the advertising business. Advertising fees must be reasonable, and rates and fee collection methods must be filed with the PRC Commodity Price Administration and the State Administration for Industry and Commerce for their records. Under the Implementation Rule, the advertising agent fee must be 15% of the advertising cost. The advertising customer must provide relevant documents, including certificates rendered by relevant supervisory administrations before it can broadcast or place its advertisements.

As we and our affiliated entities conduct our business in the advertising industry, we and they take steps to make sure that all of our and their operations are in compliance with relevant laws and regulations.

Outdoor advertising

Laws and regulations generally applicable to advertisements in the PRC are all applicable to outdoor advertisements. In addition, outdoor advertising is subject to regulation under the Measure for the Administration of Registration of Outdoor Advertisements, promulgated by the State Administration for Industry and Commerce on December 8, 1995, amended on December 3, 1998 and May 22, 2006, which became effective on July 1, 2006.

Under the Advertising Law, the exhibition and display of outdoor advertisements may not:

•	utilize traffic safety facilities and traffic signs;

•	impede the use of public facilities, traffic safety facilities and traffic signs;

•	obstruct commercial and public activities or damage the urban area landscape;

•	be placed in restricted areas near government offices, cultural landmarks or historical or scenic sites; or

•	be placed in areas prohibited by the local governments from having outdoor advertisements.

Under the Measure for the Administration of Registration of Outdoor Advertisements, all outdoor advertisements must be registered with the local branches of the State Administration for Industry and Commerce above county level before dissemination. The advertising distributors are required to submit a registration application form and other supporting documents for registration. After review and examination, if an application complies with the requirements, the local branches of the State Administration for Industry and Commerce will issue an Outdoor Advertising Registration Certificate for the advertisement. Outdoor advertisements shall be published in accordance with the contents stipulated in the register such as venue, format, specification and time period, which cannot be altered without prior approval. The content of the outdoor advertisement must be submitted for filing with the local branches of the State Administration for Industry and Commerce.

Local governments also have regulations relating to outdoor advertising, such as the Measures for the Administration of the Installation of Outdoor Advertisements in Shanghai Municipality, promulgated on December 15, 2004 and effective as of February 1, 2005 in Shanghai, and the Measures for the Administration of the Installation of Outdoor Advertisements in Beijing Municipality, passed on June 22, 2004 and promulgated on August 5, 2004, amended on November 23, 2007, and effective as of October 1, 2004 in Beijing.

Our outdoor advertising operation is currently in Shanghai and Beijing only. We operate our campus billboard advertising business in Shanghai via our affiliated PRC entity. We have received a verbal interpretation from the relevant Shanghai authorities that our affiliated entity does not need a license for outdoor advertising as billboards on a university campus are not considered “outdoor” advertising. We and our affiliated entity take steps to make sure that all of our affiliated PRC entity’s campus billboard advertisements are in compliance with relevant laws and regulations.

[In addition to campus billboards in Shanghai, in March 2007, we obtained commercial advertising rights to up to 2,000 additional billboards located in Beijing through an agreement with a partner company that has been entrusted by the Beijing Association of the Prevention of AIDS to operate billboards in Beijing that primarily carry AIDS prevention public announcements. We and our affiliated entity take steps to make sure that all of our affiliated PRC entity’s billboard advertisements are in compliance with relevant laws and regulations.] [PRC counsel to review]

Marketing services

The laws and regulations generally applicable to the advertising industry are also applicable to the marketing services business. In our marketing services business, our affiliated PRC entity places advertising posters at various event venues. These posters are defined as “normal print advertisements” under the Print Advertisements Administrative Regulations, promulgated by the State Administration for Industry and Commerce on January 13, 2000, as amended on November 30, 2004. Under these regulations, print advertisements must not be placed in areas prohibited by laws or regulations, such as controlled areas around governmental buildings. Such print advertisement must not include non-advertisement content such as news. Such print advertisement must contain the names and addresses of the advertiser and the advertising agents or distributors.

We and our affiliated entities take steps to make sure that all of our and their advertisements in marketing services are in compliance with relevant laws and regulations.

Regulations on the market research industry

Pursuant to Measures Governing the Administration of Foreign-related Surveys issued by the National Bureau of Statistics on October 13, 2004, foreign-related market research includes market research conducted under the commission or financial aid of, conducted in cooperation with or whose materials and results are to be provided to any overseas organization, overseas individual or the agency in China of any overseas organization. Foreign-related market research must be conducted through a research institution that holds the appropriate license issued by the National Bureau of Statistics or its counterparts at the provincial level.

We conduct our market research business, including foreign-related market research, through our affiliated PRC entities, which have the requisite licenses to conduct such foreign-related market research.

Regulations on telecommunications industry

The principal regulations governing telecommunications services businesses in China include:

•	the Regulation on Telecommunications promulgated by the State Council on September 25, 2000;

•	the Administrative Measures for Telecommunications Business Operating License promulgated by the Ministry of Information Industry on December 26, 2001; and

•	The Catalogue of Classes of Telecommunications Businesses promulgated by the Ministry of Information Industry on February 21, 2003.

Under these regulations, all telecommunications businesses in China are categorized as either infrastructure telecommunications businesses or value-added telecommunications businesses. The latter category includes SMS and other wireless value-added services. Certain services are classified as being of a value-added nature and require the commercial operator of such services to obtain an operating license, including telecommunications information services, online data processing and translation processing, call centers and Internet access.

Depending on whether the business is carried out in one province or more, one of the two different kinds of licenses are required before engaging in value-added telecommunications businesses, these are the Business License for Cross-region Value-added Telecommunications Business or the Business License for Value-added Telecommunications Business. The period of validity of the above licenses is five years. Applicants of the former license also need to have a registered capital of not less than RMB10.0 million ($1.4 million) and be approved by the MII, and applicants of the latter license need to have a registered capital of not less than RMB1.0 million ($140,000) and be approved by the communication administrative bureau in the relevant provinces, autonomous regions or cities under the direct control of the Central Government. A Cross-region Value-added Telecommunications Business License holder needs to register with local communication administrative bureaus before conducting its business in relevant provinces. An approved value-added telecommunications service provider must conduct its business in accordance with the specifications recorded on its Telecom Business Operating License.

Regarding the content transmitted through telecommunications service, strict censorship is required. The service provider need to ensure that the transmitted messages will not:

•	oppose the fundamental principles determined in the PRC Constitution;

•	compromise state security, divulges state secrets, subvert state power or damage national unity;

•	harm the dignity or interests of the state;

•	incite ethnic hatred or racial discrimination or damages inter-ethnic unity;

•	sabotage China’s religious policy or propagates heretical teachings or feudal superstitions;

•	deliver rumors, disturb social order or disrupt social stability;

•	propagate obscenity, pornography, gambling, violence, murder or fear or incite the commission of crimes;

•	insult or slander a third party or infringe upon the lawful rights and interests of a third party; or

•	include other content prohibited by laws or administrative regulations.

We do not operate our wireless business directly, rather, we operate our wireless business through our Chinese affiliated entity, M-in, which holds the requisite Cross-region Value-added Telecommunications Business License to provide wireless services in China. See “Item 3.D. Key information — Risk factors — Risks related to the regulation of our business and to our structure — If the PRC government finds that the agreements that establish the structure for operating our China businesses do not comply with PRC governmental restrictions on foreign investment in the media, market research and telecommunications industries, or if these regulations or the interpretation of existing regulations change in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations”.

Regulations on intellectual property protection

China has adopted legislation governing intellectual property rights, including copyrights, registered trademarks, exclusive rights and patent rights. China is a signatory to the main international conventions on intellectual property rights and became a member of the Agreement on Trade Related Aspects of Intellectual Property Rights upon its accession to the World Trade Organization in December 2001.

Copyright

The National People’s Congress amended the Copyright Law on October 27, 2001 to widen the scope of works and rights that are eligible for copyright protection. The amended Copyright Law extends copyright protection to Internet activities, products disseminated over the Internet and software products. In addition, there is a voluntary registration system administered by the China Copyright Protection Center.

To address the problem of copyright infringement related to content posted or transmitted over the Internet, the National Copyright Administration and the Ministry of Information Industry jointly promulgated the Administrative Measures for Copyright Protection Related to the Internet on April 30, 2005, which became effective on May 30, 2005.

We or our business partners either own copyrights to our broadcast, print and other content, or hold licenses to distribute this content on our media platforms. Our affiliated entity Economic Observer Advertising has the contractual right to acquire the copyrights of the Economic Observer when permitted by law. Our affiliated entity

Beijing Perspective Orient Movie and Television Intermediary Co., Ltd. owns the copyrights of the Fortune China series of programs. Our affiliated entity Beijing Century Media Culture Co., Ltd. also shares the copyrights to certain drama series that were produced in cooperation with third parties who hold drama series production licenses. We own the copyrights of the content provided by us to Money Journal. We and our affiliated entities rely on the protection of relevant copyright laws.

Trademark

The PRC Trademark Law, adopted on August 23, 1982 and revised on October 27, 2001, protects the proprietary rights to registered trademarks. The Trademark Office under the State Administration for Industry and Commerce handles trademark registrations and grants a term of ten years to registered trademarks. Upon its expiration, a second term of ten years may be granted. Trademark license agreements must be filed with the records of the Trademark Office. In addition, if a registered trademark is recognized as a well-known trademark in a specific case, the proprietary right of the trademark holder may be extended beyond the registered sphere of products and services of the trademark in such case.

We have filed to register the name and trademark of “Xinhua Finance Media” in the PRC. Our business partner has registered “IMTV” with the Trademark Office. Beijing Perspective and Money Journal Publication Limited have registered a symbol resembling an “F” and the Chinese name for “Money Journal” with the Trademark Office, respectively. M-in has filed to register “M-in” and other trademarks in China. Our business partners have also registered “EEO.com.cn”, “The Economic Observer”, “The Observer Forum”, “China Blue Chip Real Estate”, “The Most Respected Companies of China; The20”, “EasyFM” and the Chinese equivalents for each of these with the Trademark Office.

Moreover, Xinhua Financial Network Limited, or Xinhua Financial Network, a subsidiary of our parent, entered into an agreement with China Economic Information Service, under which Xinhua Financial Network and its affiliates were granted the right to use the word “Xinhua” as the first name worldwide. Either our parent or Xinhua Financial Network has also registered the trademark for the logo containing “Xinhua Finance” and the name “Xinhua” in the U.S., Hong Kong, Japan and South Korea, and our parent has applied to register its logo in the PRC. We have in turn entered into a trademark license agreement with Xinhua Financial Network, under which we and our subsidiaries were granted a non-exclusive worldwide license to use the trademark “Xinhua”. We rely on the trademark laws to protect our rights under the agreements to use the word.

Domain names

On November 5, 2004, the Ministry of Information Industry amended the Measures for Administration of Domain Names for the Chinese Internet, or the Domain Name Measures. The Domain Name Measures regulate the registration of domain names with the affix “.cn.” Domain name disputes are governed by the Measures on Domain Name Dispute Resolution promulgated by the Chinese Internet Network Infrastructure Center on September 25, 2002, which was revised on March 17, 2006. Under the Measures on Domain Name Dispute Resolution, the Chinese Internet Network Infrastructure Center can authorize domain name dispute resolution institutions to decide disputes. We, our affiliated entities and strategic partners have registered many domain names. There are some domain names that one of our affiliated entities uses for which it is unclear if the registrations rest with our affiliated entity or with its management.

Some of the domain names we and our affiliated entities use have been registered by third parties, and some have not been registered.

Regulations on foreign currency exchange

Foreign currency exchange

Pursuant to the Foreign Currency Administration Rules promulgated on January 29, 1996 and amended on January 14, 1997 and various regulations issued by State Administration of Foreign Exchange and other relevant PRC government authorities, RMB is freely convertible only to the extent of current account items, such as trade-related receipts and payments, interest and dividends. Capital account items, such as direct equity investments, loans and repatriation of investment, require the prior approval from the State Administration of Foreign Exchange or its local branch for conversion of RMB into a foreign currency, such as U.S. dollars, and remittance of the foreign currency outside the PRC. Payments for transactions that take place within the PRC must be made in RMB. Unless otherwise approved, PRC companies must repatriate foreign currency payments received from abroad. Foreign-invested enterprises may retain foreign exchange in accounts with designated foreign exchange banks subject to a cap set by the State Administration of Foreign Exchange or its local branch. Unless otherwise approved, domestic enterprises must convert all of their foreign currency receipts into RMB.

The business operations of our PRC subsidiaries and affiliated entities, which are subject to the foreign currency exchange regulations, have all been in accordance with these regulations. We will take steps to ensure that the future operations of these PRC entities are in compliance with these regulations.

Foreign exchange registration of offshore investment by PRC residents

Pursuant to the State Administration of Foreign Exchange’s Notice on Relevant Issues Concerning Foreign Exchange Administration for PRC Residents to Engage in Financing and Inbound Investment via Overseas Special Purpose Vehicles, or Circular No. 75, issued on October 21, 2005, (i) a PRC resident, including a PRC resident natural person or a PRC company, shall register with the local branch of the State Administration of Foreign Exchange before it establishes or controls an overseas special purpose vehicle, or SPV, for the purpose of overseas equity financing (including convertible debt financing); (ii) when a PRC resident contributes the assets of or its equity interests in a domestic enterprise into a special purpose vehicle, or engages in overseas financing after contributing assets or equity interests into a special purpose vehicle, such PRC resident shall register his or her interest in the special purpose vehicle and the change thereof with the local branch of the State Administration of Foreign Exchange; and (iii) when the special purpose vehicle undergoes a material event outside of China, such as change in share capital or merger and acquisition, the PRC resident shall, within 30 days from the occurrence of such event, register such change with the local branch of the State Administration of Foreign Exchange. PRC residents who are shareholders of special purpose vehicles established before November 1, 2005 were required to register with the local State Administration of Foreign Exchange branch before March 31, 2006.

Under Circular No. 75, failure to comply with the registration procedures set forth above may result in penalties, including restrictions on a PRC subsidiary’s foreign exchange activities and its ability to distribute dividends to the special purpose vehicle.

On December 25, 2006, the People’s Bank of China promulgated the “Measures for the Administration of Individual Foreign Exchange”, and on January 5, 2007 the State Administration of Foreign Exchange further promulgated the implementation rules on those measures. Both became effective on February 1, 2007. According to the implementation rules, if individuals in the PRC participate in any employee stock ownership plan or stock option plan of an overseas listed company, those individuals must apply as a group through the company or a domestic agency to the State Administration of Foreign Exchange or the appropriate local branch for approval for any foreign exchange-related transactions concerning that plan.

Dividend distribution

The principal regulations governing dividend distributions by foreign owned enterprises include:

•	The Wholly Foreign Owned Enterprise Law, promulgated by the National People’s Congress on April 12, 1986 and amended on October 31, 2000;

•	The Wholly Foreign Owned Enterprise Law Implementing Rules, promulgated by the National People’s Congress on December 12, 1990 and amended on April 12, 2001;

•	The Enterprise Income Tax Law, promulgated by the National People’s Congress on March 16, 2007; and

•	The Implementation Rules on Enterprise Income Tax Law, promulgated by the State Council on December 6, 2007.

Under these regulations, wholly or partially foreign owned enterprises in the PRC may pay dividends only out of their accumulated profits, if any, determined in accordance with PRC accounting standards and regulations. The distribution of dividends by a wholly foreign-owned enterprise out of China is subject to examination by banks designated by the State Administration of Foreign Exchange. In addition, based on PRC accounting standards, these wholly foreign-owned companies are required to set aside at least 10% of their after-tax profits each year, if any, to fund certain statutory reserve funds. A company is not required to set aside its profits to fund the reserve until its cumulative total reserve fund is equal to at least 50% of the company’s registered capital.

Under the new Enterprise Income Tax Law and its Implementation Rules, or the New EIT Law, dividends, interests, rent, royalties and gains on transfers of property payable by a foreign-invested enterprise in the PRC to its foreign investor who is a non-resident enterprise will be subject to a 10% withholding tax, unless such non-resident enterprise’s jurisdiction of incorporation has a tax treaty with the PRC that provides for a reduced rate of withholding tax.

Under the New EIT Law, an enterprise established outside the PRC with its “de facto management body” within the PRC is considered a resident enterprise and will be subject to the enterprise income tax at the rate of 25% on its worldwide income. A “de facto management body” is defined as an organizational body that effectively exercises overall management and control over production and business operations, personnel, finance and accounting, and properties of the enterprise. It remains unclear how the PRC tax authorities will interpret this definition. Notwithstanding the foregoing provision, the New EIT Law also provides that, if a resident enterprise directly invests in another resident enterprise, the dividends received by the investing resident enterprise from the invested enterprise are exempted from income tax, subject to certain conditions. However, it remains unclear how the PRC tax authorities will interpret the PRC tax resident treatment of an offshore company, like us, having indirect ownership interests in PRC enterprises through intermediary holding vehicles.

Moreover, under the New EIT Law, foreign ADS holders may be subject to a 10% withholding tax upon dividends payable by us and gains realized on the sale or other disposition of ADSs or ordinary shares, if such income is sourced from within the PRC and we are classified as a PRC resident enterprise.

Tax

For a discussion of applicable tax regulations, see “Item 5. Operating and financial review and prospects — Taxation”.

C.  Organizational Structure

Our group structure

We are a 34.8% owned direct subsidiary of Xinhua Finance Limited, a public company incorporated in the Cayman Islands and listed on the Mothers Board of the Tokyo Stock Exchange. Due to our parent’s ownership of class B common shares, our parent holds 84.2% of the voting power of our common shares. Xinhua Finance Limited, together with its direct and indirect subsidiaries, is an integrated service provider of financial information products focused on China’s financial markets and international financial markets. Our parent offers the following principal services:

•	Market indices. Our parent provides equity indices and bond indices measuring the performance of China’s stock and bond markets, all developed according to methodology used in international markets. Our parent also provides a customized U.S. index that tracks dividend-paying equities in the U.S.

•	Ratings. Our parent issues public information ratings based on publicly available information, according to methodology generally used in international markets. The group also offers a comprehensive global portfolio of company, securities, and financial information along with research and analytical tools.

•	Financial news and analysis. Our parent provides financial news mainly covering China’s financial markets and international financial markets, as well as a comprehensive range of analytical reports and products for China and the international markets, covering economic developments, fixed-income and foreign exchange, currency and interest rate movements, government policies and central bank activities.

•	Investor relations. Our parent offers corporate announcement services that allow companies inside and outside of China to communicate their news and events. Our parent also offers investor and public relations services.

Our corporate structure and contractual arrangements

We conduct a substantial portion of our operations in China through our contractual arrangements with certain of our affiliated entities and their shareholders, as well as certain of our direct subsidiaries in China. The affiliated entities, along with their subsidiaries, on which we rely to carry out our operations in China are:

•	Broadcast

•	Beijing Pioneer Media Advertising Co., Ltd., a wholly-owned subsidiary of Shanghai Yuan Zhi Advertising Co., Ltd., our affiliated entity, that acts as the exclusive external advertising agent for Shanghai Camera Media Investment Co., Ltd., or Shanghai Camera;

•	Beijing Perspective, an affiliated entity that primarily engages in producing the Fortune China series of television programming;

•	Beijing Century Advertising Co., Ltd., or Century Media Advertising, an affiliated entity that has the exclusive rights to sell advertising for and provides non-news content to China Radio International’s EasyFM stations in Beijing and Shanghai;

•	Beijing Mobile Interactive Co., Ltd, or M-in, an affiliated entity with mobile service provider licenses to operate wireless Mobile Value-Added Service (MVAS) platforms nationwide in China; and

•	Guangzhou Singshine Communication Co., Ltd, or Singshine Communication, an affiliated entity that places advertisements, provides advertising, design and production services to customers, and has exclusive rights to sell advertising for and to provide content to channel FM103.6, FM90.0 and FM107.7 of the Guangdong People’s Radio Station.

•	Print

•	Guangzhou Jingshi Culture Intermediary Co., Ltd., or Guangzhou Jingshi, an affiliated entity that has the exclusive rights to sell advertising for and provides management and information consulting services to Money Journal magazine. Beijing Qiannuo Advertising Co., Ltd., a subsidiary of Guangzhou Jingshi, has the exclusive rights to sell advertising for and provide management and information consulting services to Funds Observer and Chinese Venture magazines; and

•	Economic Observer Advertising, a wholly-owned subsidiary of Beijing Taide, our affiliated entity, that has the exclusive rights to sell advertising for, and provide consulting services to, the Economic Observer, a financial newspaper. Economic Observer Advertising also subcontracts events- related business to and serves as advertising agent for financial institution advertisers of the Economic Observer through Beijing Jingshi Jingguan Advertising Co., Ltd., its joint venture with Guangzhou Jingshi. Economic Observer Advertising also has the exclusive right to sell advertising to the Investor Journal, a financial newspaper.

•	Production

•	Beijing Century Media, a wholly-owned subsidiary of Beijing Taide, our affiliated entity, that holds a group of subsidiaries primarily engaging in producing entertainment programming content for television stations, creating three-dimensional animations and special effects and providing broadcast design for television channels; and

•	Shanghai Renhe Movie and Television Intermediary Co., Ltd., or Shanghai Renhe, an affiliated entity that principally engages in investment in the production and distribution of television drama series.

•	Advertising

•	Shenzhen Active Trinity Advertising Co., Ltd., or Shenzhen Trinity, an affiliated entity that carries out advertising services;

•	Beijing Taide Advertising Co., Ltd., or Beijing Taide, an affiliated entity whose subsidiaries include Chinese advertising agencies that also produce advertising;

•	Beijing Xintai Huade Advertising Co., Ltd., or Xintai Huade, an affiliated entity that carries out advertising services;

•	Shanghai Singshine Marketing Service Co., Ltd., or Shanghai Singshine Marketing, an affiliated entity that principally engages in below-the-line marketing;

•	Beijing Jinjiu Tianyi Tianjiu Lianhe Advertising Co., Ltd., an affiliated entity that primarily engages in online advertising;

•	Shanghai IF Advertisement Design and Production Co., Ltd.; an affiliated entity that primarily engages in below-the-line marketing; and

•	Shanghai Yifu Advertising Design and Promotion Co., Ltd., an affiliated entity that primarily engages in below-the-line advertising.

•	Research

•	Hyperlink, a subsidiary of Beijing Taide that primarily engages in market research in China and provides services including overall market evaluation, consumer analysis, brand analysis and product evaluation.

Our subsidiaries on which we rely to carry out our operations in China are:

•	Broadcast

•	Jia Luo Business Consulting (Shanghai) Co., Ltd., or Jia Luo, which provides consulting services and advisory services to Shanghai Camera;

•	New China Media (Shanghai) Co., Ltd., or New China, which primarily engages in providing services to Century Media Advertising; and

•	Small World Television Ltd., or Small World, which primarily engages in the production of television programs and also offers television channel packaging services.

•	Print

•	EconWorld (Shanghai) Co., Ltd., or EconWorld Shanghai, which primarily engages in organizing events in China.

•	Production

•	Xinhua Media Entertainment, which engages in the development, production and pre-production of film entertainment content.

•	Advertising

•	Active Advertising (Guangzhou) Co., Ltd., or Active Guangzhou, which primarily operates as advertising agent for PRC customers.

We conduct a portion of our operations in Hong Kong through the following entities:

•	Print

•	Money Journal Publication Limited, or Money Journal Publication Hong Kong, which engages primarily in providing management and information consulting services, including with respect to distribution, to Money Journal and its 100% owned subsidiary, Money Journal Advertising Company Limited, or Money

Journal Advertising Hong Kong, which engages primarily in advertising for Money Journal in Hong Kong.

•	Advertising

•	Active Advertising Agency Limited, or Active Advertising Hong Kong, which primarily operates as an advertising agent to place advertising on media in Hong Kong;

•	Convey Advertising Company Limited and Convey Advertising (China) Limited, each of which primarily engages in outdoor advertising; and

•	JTT Advertising Limited, or JTT, which primarily engages in below-the-line marketing in Hong Kong.

The following diagram illustrates our corporate structure and the place of incorporation of each named entity as of the date of this annual report.

(1)	In addition to the subsidiaries and affiliated entities shown in the above corporate structure chart, Xinhua Finance Media also wholly owns a Hong Kong company, namely, Xinhua Finance Media (Hong Kong) Limited, and three PRC companies, namely, Xinhua Finance Media (Shanghai) Co., Ltd., Xinhua Finance Media (Beijing) Co., Ltd. and Zhongxi Taihe Culture Consultation (Shanghai) Co., Ltd. Xinhua Finance Media also holds 75% of the equity interest in Xinhua Media Entertainment Limited, a Cayman Islands company, and 19% of the equity interest in Hyperlink E-data International Ltd., a company incorporated in the British Virgin Islands, which in turn owns 100% of equity interest in Hyperlink E-data International (Shanghai) Co., Ltd., a PRC company.

(2)	Xinhua Finance Media owns 70% of the equity interest in Small World. The remaining 30% of the equity interest in Small World is owned by Jon Goodman. Small World in turn owns 100% of the equity interest in Small World Television LLC, a U.S. company.

(3)	Profitown owns 100% of the equity interest in JCBN Company Limited, a Hong Kong company, which in turn owns 100% of the equity interest in JTT Advertising Limited, a Hong Kong company.

(4)	Xinhua Finance Media owns 100% of the equity interest in Accord Group Investments Ltd., a British Virgin Islands company, which owns 100% of the equity interest in Great Triumph Investments Ltd., or Great

Triumph, a British Virgin Islands company. Great Triumph is the 100% owner of the equity interest in New China Media (Shanghai) Co., Ltd, or New China, a PRC company.

(5)	Xinhua Finance Media owns 100% of the equity interest in Upper Step Holdings Limited, or Upper Step, a British Virgin Islands company. Upper Step is the 100% equity owner of China Lead Profits Limited, or China Lead, a British Virgin Islands company. China Lead is the 100% equity holder of Jia Luo Business Consulting (Shanghai) Co., Ltd., or Jia Luo.

(6)	Xinhua Finance Media (Convey) owns 100% of the equity interest in each of Convey Advertising (China) Limited, or Convey Advertising (China), Convey Advertising Company Limited and Convey Media Advertising Limited, all of which are Hong Kong companies. Convey Advertising (China) in turn owns 100% of the equity interest in Giant Whale Financial Advisory (Shenzhen) Co., Ltd., a PRC company.

(7)	Xinhua Finance Media owns 100% of the equity interest in Xinhua Finance Advertising Limited, or Xinhua Finance Advertising, formerly known as Ming Shing International Limited, a British Virgin Islands company. Xinhua Finance Advertising owns 100% of the equity interest in Upper Will Enterprises Limited, a British Virgin Islands company, which in turn owns 100% of the equity interest in Active Advertising Agency Limited, or Active Advertising Hong Kong, a Hong Kong company. Active Advertising Hong Kong owns 100% of the equity interest in Active Advertising (Guangzhou) Co., Ltd., or Active Guangzhou.

(8)	EconWorld Media owns 100% of the equity interest in Money Journal Publication Limited, or Money Journal Publication Hong Kong, a Hong Kong company, 100% of the equity interest in EconWorld Publishing Limited, a Hong Kong company, and 100% of the equity interest in Financial World (Shanghai) Co., Ltd., a PRC company. Money Journal Advertising Company Limited, a Hong Kong company, is a wholly-owned subsidiary of Money Journal Publication Hong Kong.

(9)	Contractual agreements consist of a secured loan agreement entered by New China and Wang Yonghong, a member of the management team of and the 50% shareholder of Beijing Century Media Advertising Co., Ltd., or Century Media Advertising, an exclusive equity purchase option agreement, an equity pledge agreement and a subrogation agreement entered into among New China, Century Media Advertising, and Wang Yonghong; a secured loan agreement entered by New China and Kuang Peiyue, the 50% shareholder of Century Media Advertising, an exclusive equity purchase option agreement, an equity pledge agreement and a subrogation agreement entered into among Kuang Peiyue, New China and Century Media Advertising.

(10)	Contractual agreements consist of a secured loan agreement entered by Wuxianshijie (Beijing) Information Technology Co. Ltd, or Wuxianshijie and Gao Fei, the 50% shareholder of Beijing Mobile Interactive Co., Ltd, or M-in, an exclusive equity purchase option agreement, an equity pledge agreement and a subrogation agreement entered into among M-In, Wuxianshijie and Gao Fei; a secured loan agreement entered by Wuxianshijie and Xue Donghua, the 50% shareholder of M-in, an exclusive equity purchase option agreement, an equity pledge agreement and a subrogation agreement entered into among M-in, Wuxianshijie and Xue Donghua.

(11)	Contractual agreements consist of a secured loan agreement entered into among Jia Luo, Wan Jun, the 51% shareholder of Shanghai Yuan Zhi Advertising Co., Ltd., or Yuan Zhi, and Li Guang Jie, the 49% shareholder of Yuan Zhi, an exclusive equity purchase option agreement, an equity pledge agreement and a subrogation agreement entered into among Jia Luo, Yuan Zhi, Wan Jun and Li Guang Jie.

(12)	Contractual agreements consist of a secured loan agreement entered by EconWorld (Shanghai) Co., Ltd., or EconWorld Shanghai and Liu Yan, the 50% shareholder of Guangzhou Jingshi Culture Intermediary Co., Ltd., or Guangzhou Jingshi, an exclusive equity purchase option agreement, an equity pledge agreement and a subrogation agreement entered into among EconWorld Shanghai, Guangzhou Jingshi and Liu Yan; a secured loan agreement entered into by EconWorld Shanghai and Wang Yonghong, the 50% shareholder of Guangzhou Jingshi, an exclusive equity purchase option agreement, an equity pledge agreement and a subrogation agreement entered into among EconWorld Shanghai, Guangzhou Jingshi and Wang Yonghong.

(13)	Shanghai Yuan Zhi owns 100% of the equity interest in Beijing Pioneer Media Advertising Co., Ltd., a PRC company that in turn owns 100% of the equity interest in Beijing Linghang Dongli Advertising Co., Ltd., a PRC company, and owns 40% of the equity interest in Beijing Xintai Huazhong Media Technology Co., Ltd., or Beijing Xintai Huazhong, also a PRC company. The remaining 60% of the equity interest in Beijing Xintai Huazhong is owned by Beijing Xintai Huade Advertising Co., Ltd.

(14)	Guangzhou Jingshi has a wholly-owned subsidiary Beijing Qiannuo Advertising Co., Ltd., a PRC company. It also owns 50% of the equity interest in Beijing EWEO Advertising Co., Ltd., or Beijing EWEO, a PRC company. Economic Observer Advertising owns the other 50% of the equity interest in Beijing EWEO.

(15)	Contractual agreements consist of a secured loan agreement entered by Guangzhou Excellent and Liu Yan, the 100% shareholder of Guangzhou Singshine Communication Co., Ltd., or Singshine Communication, an exclusive equity purchase option agreement, an equity pledge agreement and a subrogation agreement entered among Liu Yan, Singshine Communication and Guangzhou Excellent.

(16)	Contractual agreements consist of a secured loan agreement entered into among Guangzhou Excellent Consulting Service Co., Ltd, or Guangzhou Excellent, He Jiayue and Kuang Peiyue, the two individual shareholders each holding 50% of the equity interest in Shanghai Singshine Marketing Service Co., Ltd., or Shanghai Singshine Marketing, an exclusive equity purchase option agreement, an equity pledge agreement and a subrogation agreement entered into among He Jiayue, Kuang Peiyue, Shanghai Singshine Marketing and Guangzhou Excellent.

(17)	Shanghai Singshine Marketing owns 100% of the equity interest in Shanghai Fenghuo Marketing Consulting Co., Ltd. and Shanghai Heju Marketing Consulting Co., Ltd., both of which were incorporated in the PRC. Shanghai Singshine Marketing also owns 60% of the equity interest in Shanghai Liangdian Zhongduan Zhanshi Co., Ltd., or Shanghai Liangdian, a PRC company. The remaining 40% of the equity interest in Shanghai Liangdian is owned as to 23% by Wu Xiuhui, 7% by Leng Liming, 5% by Hu Shengzhong and 5% by Yin Zijian.

(18)	Contractual agreements consist of a secured loan agreement entered into among Active Guangzhou, An Lizhang and Zhang Wenjin, the two individual shareholders each holding 50% of the equity interest in Shenzhen Active Trinity Advertising Co., Ltd., or Shenzhen Trinity, an exclusive equity purchase option agreement, an equity pledge agreement and a subrogation agreement entered into among Active Guangzhou, Shenzhen Trinity, An Lizhang and Zhang Wenjin.

(19)	Contractual agreements consist of a secured loan agreement entered by Active Guangzhou and Kuang Peiyue, the 50% shareholder of Beijing Xintai Huade Advertising Co., Ltd., or Xintai Huade, an exclusive equity purchase option agreement, an equity pledge agreement and a subrogation agreement entered into among Xintai Huade, Active Guangzhou and Kuang Peiyue, a secured loan agreement entered by Active Guangzhou and Wang Yue, the 50% shareholder of Xintai Huade, an exclusive equity purchase option agreement, an equity pledge agreement and a subrogation agreement entered into among Xintai Huade, Active Guangzhou and Wang Yue.

(20)	Contractual agreements consist of a secured loan agreement entered into among Active Guangzhou, An Lizhang and Wang Yonghong, the two individual shareholders each holding 50% of the equity interest in Beijing Taide Advertising Co., Ltd., or Beijing Taide, an exclusive equity purchase option agreement, an equity pledge agreement and a subrogation agreement entered into among Active Guangzhou, Beijing Taide, An Lizhang and Wang Yonghong.

(21)	Beijing Taide is the 80% shareholder of the following entities: Shangtuo Zhiyang International Advertising (Beijing) Co., Ltd., or Shangtuo Zhiyang and Beijing Longmei Television and Broadcast Advertising Co., Ltd., or Beijing Longmei. Wang Xiao Yu is the 20% equity holder of Shangtuo Zhiyang. Zhang Yi Ran and Zhou Jia are both the 10% equity holders of Beijing Longmei. Wang Xiao Yu is a manager of Shangtuo Zhiyang. Zhou Jia is a manager of Beijing Longmei. Beijing Taide is the 100% shareholder of Shanghai Yuanxin Advertising Intermediary Co., Ltd., a PRC company.

(22)	Shanghai Paxi is the shareholder of Beijing Jinjiu Tianyi Tianjiu Lianhe Advertising Co., Ltd., or Beijing Jinjiu Tianyi, and Shanghai IF Advertisement Design and Production Co., Ltd., or Shanghai IF. Beijing Jinjiu Tianyi in turn owns 100% of the equity interest in Tianjin Tianyi Tianjiu Advertising Co., Ltd., a PRC company. Shanghai IF has entered into contractual arrangements with Wang Yue that give us effective control over Shanghai Yifu Advertisement Design and Production Co., Ltd., or Shanghai Yifu. The contractual agreements consist of a secured loan agreement entered by Shanghai IF and Wang Yue, the 100% shareholder of Shanghai Yifu, an exclusive equity purchase option agreement, an equity pledge agreement and a subrogation agreement entered into among Shanghai Yifu, Shanghai IF and Wang Yue.

(23)	Economic Observer Advertising owns 50% of the equity interest in Beijing EWEO Advertising Co., Ltd.

(24)	Hyperlink has a wholly-owned subsidiary Guangzhou Hyperlink Market Research Co., Ltd., a PRC company.

(25)	Contractual agreements consist of a secured loan agreement entered into among Beijing Century Media Culture Co., Ltd, or Beijing Century Media, He Jiayue and Xue Donghua, the two individual shareholders each holding 50% of the equity interest in Shanghai Renhe Movie and Television Intermediary Co.,Ltd, or Shanghai Renhe, an exclusive equity purchase option agreement, an equity pledge agreement and a subrogation agreement entered into among Shanghai Renhe, Beijing Century Media, He Jiayue and Xue Donghua.

(26)	The remaining 3.33% of the equity interest of Beijing Century Workshop Communications Co., Ltd. is owned equally by Yu Gang and Xia Huai. Yu Gang is the Managing Director of our production group. Xia Huai is Yu Gang’s wife.

(27)	The remaining 1% of the equity interest of Beijing Golden Ways Animation Production Co., Ltd., or Beijing Golden Ways, formerly Beijing Golden Ways Culture Development Co., Ltd., is owned equally by Yu Gang and Xia Huai.

(28)	Beijing Perspective Orient Movie and Television Intermediary Co., Ltd., or Beijing Perspective, is the 100% shareholder of Beijing Perspective Orient Advertising Co., Ltd., or Beijing Perspective Orient Advertising, a PRC company.

(29)	Beijing Xintai Huade owns 100% of the equity interest in Beijing Xintai Huaqing Media Technology Co., Ltd. and owns 60% of the equity interest in Beijing Xintai Huazhong.

(30)	Beijing Golden Ways owns 100% of the equity interest in Changzhou Golden Ways Digital Technology Co., Ltd.

PRC laws and regulations currently impose different levels of restrictions or prohibitions on investment of foreign and private capital in the media industry, including television, radio, newspapers, magazines, advertising and media content production, and the market research industry. See “Item 4.B. Information on the Company — Business overview — Regulation — Regulations on investment of foreign and private capital in the media, advertising and market research industries”. Our subsidiaries in China, which are considered as foreign-invested entities, are limited in their abilities to engage in operations in the media, advertising and market research industries. Accordingly, we operate our businesses in China primarily through our affiliated entities and their contractual arrangements with our strategic partners.

In our production, advertising and research businesses, our affiliated entities and their subsidiaries hold the requisite licenses and permits. In our broadcast and print businesses, our affiliated entities and their subsidiaries maintain some of the requisite licenses and permits to conduct the business, and enter into agreements with press offices, radio stations or television stations to provide them with various services and act as their advertising business party. See “Item 4.B. Information on the Company — Arrangements with partners and suppliers” for a description of those contractual relationships. See also “Item 3.D. Key information — Risk factors — Risks related to the regulation of our business and to our structure — Certain of our PRC operating companies or strategic partners have previously engaged or may currently engage in activities without appropriate licenses or approvals or outside the authorized scope of their business licenses or permitted activities. This could subject those companies to fines and other penalties, which could have a material adverse effect on our business”. We depend on these affiliated entities and their subsidiaries to operate a substantial portion of our businesses. We have entered into contractual arrangements with these affiliated entities and their shareholders, all PRC citizens, which enable us to:

•	exercise effective control over these affiliated entities and their respective subsidiaries;

•	in the case of Century Media Advertising, to receive a substantial portion of the economic benefits from the affiliated entity and its subsidiaries in consideration for the services provided by our subsidiary, New China; and

•	have an exclusive option to purchase all or part of the equity interests in the various affiliated entities and certain of their subsidiaries in each case when and to the extent permitted by PRC law.

We are expected to continue to depend on these affiliated entities and their subsidiaries to operate a substantial portion of our businesses unless and until we are permitted under PRC laws and regulations to directly own and operate media-related businesses without constraints. Under certain agreements we have with the shareholders of these entities, we may exercise the option to acquire the affiliated entities, in part or in whole, to make them our direct subsidiaries.

Agreements that provide effective control over our affiliated entities

To obtain effective control over our affiliated entities, our subsidiaries loaned money to PRC citizens for the purpose of contributing the registered capital to or acquiring an equity interest in our affiliated entities, in each instance to become shareholders in their own names. With each contracting shareholder, our subsidiary entered into four agreements relating to each shareholder’s interest in the affiliated entity. The contracting shareholders have effective control over our affiliated entities as a result of their shareholding. Consequently, we have effective control over our affiliated entities.

Loan agreement.  Each contracting shareholder has entered into a loan agreement, as amended and restated, with our subsidiary, evidencing a zero interest loan granted to such shareholder. The contracting shareholder used the loan solely for the purpose of contributing or acquiring the registered capital of the affiliated entity. Each contracting shareholder also pledged all the equity interest in the affiliated entity as from time to time owned by him or her, as security for the contracting shareholder’s obligations under the loan agreement. The loans were executed between 2005 and 2008, are due in full ten years after execution and can be extended by mutual consent. During the term or extended term of the loan, the contracting shareholder may not repay all or part of the outstanding principal without our subsidiary’s prior written consent. Our subsidiary may accelerate the loan repayment upon certain events including, if the contracting shareholder quits or is dismissed or if our subsidiary purchases the shares in accordance with the exclusive conditional equity purchase agreement.

Each loan is payable in cash or otherwise as agreed in writing by our subsidiary and as permitted under the PRC laws, including but not limited to, by way of transferring to our subsidiary or a designated third party all or part of the equity interest in the affiliated equity held by the contracting shareholder, at a purchase price in accordance with the exclusive conditional equity purchase option agreement between our subsidiary and the contracting shareholder described below. Set forth below is a list of all loan agreements:

•	a loan agreement in the amount of RMB100,000 ($14,000), entered into between Wan Jun, the 51% shareholder of Yuan Zhi and Li Guang Jie, the 49% shareholder of Yuan Zhi, as borrowers, and Jia Luo, as lender;

•	a loan agreement in the amount of RMB5.0 million ($0.7 million), entered into between Wang Yong Hong, the 50% shareholder of Century Media Advertising, as borrower, and New China, as lender;

•	a loan agreement in the amount of RMB5.0 million ($0.7 million), entered into between Kuang Peiyue, the 50% shareholder of Century Media Advertising, as borrower, and New China, as lender;

•	a loan agreement in the amount of RMB0.5 million ($69,000), entered into between Liu Yan, the 50% shareholder of Guangzhou Jingshi, as borrower, and EconWorld Shanghai, as lender;

•	a loan agreement in the amount of RMB0.5 million ($69,000), entered into between Wang Yong Hong, the 50% shareholder of Guangzhou Jingshi, as borrower, and EconWorld Shanghai as lender;

•	a loan agreement in the amount of RMB0.3 million ($41,000), entered into between Zhang Wen Jin and Eric An, each a 50% shareholder of Shenzhen Trinity, as borrowers, and Active Guangzhou, as lender;

•	a loan agreement in the amount of RMB10.0 million ($1.4 million), entered into between Eric An and Wang Yong Hong, each a 50% shareholder of Beijing Taide, as borrowers, and Active Guangzhou, as lender;

•	a loan agreement in the amount of RMB2.5 million ($0.3 million), entered into between Kuang Peiyue, the 50% shareholder of Xintai Huade, as borrower, and Active Guangzhou, as lender;

•	a loan agreement in the amount of RMB2.5 million ($0.3 million), entered into between Wang Yue, the 50% shareholder of Xintai Huade, as borrower, and Active Guangzhou, as lender;

•	a loan agreement in the amount of RMB5.0 million ($0.7 million), entered into between Gao Fei, the 50% shareholder of M-in, as borrower, and Wuxianshijie (Beijing) Information Technology Co., Ltd., as lender;

•	a loan agreement in the amount of RMB5.0 million ($0.7 million), entered into between Xue Donghua, the 50% shareholder of M-in, as borrower, and Wuxianshijie (Beijing) Information Technology Co., Ltd., as lender;

•	a loan agreement in the amount of RMB1.0 million ($140,000), entered into between He Jiayue and Kuang Peiyue, each a 50% shareholder of Shanghai Singshine Marketing, as borrowers, and Guangzhou Excellent Consulting Service Co., Ltd., as lender;

•	a loan agreement in the amount of RMB1.0 million ($140,000), entered into between Liu Yan, the 100% shareholder of Singshine Communication, as borrower, and Guangzhou Excellent Consulting Service Co., Ltd., as lender;

•	a loan agreement in the amount of RMB3.0 million ($0.4 million), entered into between He Jiayue and Xue Donghua, each a 50% shareholder of Shanghai Renhe, as borrowers, and Beijing Century Media Culture Co., Ltd., as lender; and

•	a loan agreement in the amount of RMB0.5 million ($70,000), entered into between Wang Yue, the 100% shareholder of Shanghai Yifu, as borrower, and Shanghai IF, as lender.

Equity pledge agreement.  Pursuant to equity pledge agreements among our subsidiary, such subsidiary’s affiliated entity, and each contracting shareholder of such affiliated entity, the contracting shareholder has pledged all of his or her equity interests in the affiliated entity, to our subsidiary to secure the performance of his or her obligations under the secured loan agreement and the exclusive equity purchase option agreement described below. Our subsidiary holds a capital contribution certificate signed by the affiliated entity’s legal representative and affixed with the company seal as evidence of the pledged equity held by that shareholder. According to the PRC Property Rights Law, however, effective as of October 1, 2007, such pledge will be effective upon registration with the relevant administration for industry and commerce. Our subsidiary applied for such registration, but the application was not accepted due to the lack of a clear registration procedure. Our subsidiary will continue to make efforts to register such pledge when the administration for industry and commerce implements registration procedures in accordance with the PRC Property Rights Law in the future. The refusal of the relevant administration for industry and commerce to register these pledges may allow the shareholders to dishonor their pledges to us and re-pledge the shares to another entity or person. See “Item 3.D. Key information — Risk factors — Risks related to the regulation of our business and to our structure — The shareholders of our PRC affiliated entities may breach our agreements with them or may have potential conflicts of interest with us, and we may not be able to enter further agreements to extract economic benefits from these entities, which may materially and adversely affect our business and financial condition”.

Subrogation agreement.  Each of our relevant subsidiaries has entered into a subrogation agreement with its respective affiliated entity and the contracting shareholders of that affiliated entity. Each contracting shareholder has agreed to unconditionally and irrevocably appoint a person as designated in writing by our subsidiary from time to time with his or her shareholder’s voting rights and other shareholder’s rights for representing the shareholder at the shareholders’ meeting including the shareholder’s rights to sell or transfer the shareholder’s equity interest, change the registered capital, or merge, change the form, wind up or liquidate the entity. The contracting shareholder will provide all necessary assistance to the appointee. Each subrogation agreement will terminate upon the repayment in full of the indebtedness incurred under the secured loan agreement.

Agreements that provide the option to purchase the equity interest in the affiliated entity

Exclusive equity purchase option agreement.  Each of our relevant subsidiaries has entered into an agreement with each contracting shareholder of such subsidiary’s affiliated entity, giving that subsidiary the right to purchase, directly or in the name of a nominee, from the respective contracting shareholder, in its sole discretion, part or all of the shareholder’s equity interests in the affiliated entity as and when permitted by PRC law. The purchase price to be paid by our subsidiary will be the same as the initial principal amount of the secured loan agreement between our subsidiary and the contracting shareholder, or any other amount as permitted by PRC law. Our subsidiary has the right to exercise the purchase right at any time by providing the shareholder with written notice 30 days in advance. The shareholder has agreed to execute with our subsidiary a binding equity transfer agreement upon the conclusion of the 30-day period or at such earlier time as agreed upon by the parties. The shareholder is required to use his or her best efforts to ensure timely finalization and government approval and registration of such equity transfer.

Agreements that transfer economic benefits to us

Service agreement.  Century Media Advertising entered into a service agreement with New China on January 23, 2006. Under the service agreement, New China agreed to provide certain general administrative support and related services to Century Media Advertising. In consideration for the services provided, Century Media Advertising will pay a quarterly service fee in the amount of $38,500, plus or minus 10%, or such other amount as the parties may agree from time to time. The service fee will be paid by Century Media Advertising within 20 business days after the issuance of the financial reports of Century Media Advertising for each calendar year. The agreement has an initial term of two years starting from January 23, 2006, and will be automatically and perpetually renewed for two-year terms until New China serves a written notice of termination to Century Media Advertising at least seven business days before the expiry of the then current two-year term. Moreover, during any two-year term, New China has the right to terminate the agreement at any time without compensation by serving written notice 30 business days in advance. New China also has the right to terminate immediately with written notice to Century Media Advertising in the event Century Media Advertising materially breaches this agreement and fails to remedy such breach within ten business days from the date it receives written notice of such breach from New China. The agreement does not explicitly provide any right for Century Media Advertising to terminate the agreement.

We have not yet entered into further service agreements with other affiliated entities. See “Item 3.D. Key information — Risk factors — Risks related to the regulation of our business and to our structure — The shareholders of our PRC affiliated entities may breach our agreements with them or may have potential conflicts of interest with us, and we may not be able to enter further agreements to extract economic benefits from these entities, which may materially and adversely affect our business and financial condition”.

In the opinion of Commerce & Finance Law Offices, our PRC legal counsel:

•	the ownership structures of our affiliated entities, Yuan Zhi, Century Media Advertising, Beijing Taide, Shenzhen Trinity, Xintai Huade, Guangzhou Jingshi, M-in, Shanghai Singshine Marketing, Singshine Communication, and Shanghai Renhe, and our subsidiaries in China, comply in all material respects with all existing PRC laws and regulations;

•	the contractual arrangements among our PRC subsidiaries, affiliated entities and their shareholders governed by PRC law are valid, binding and enforceable, and will not result in any violation of PRC laws or regulations currently in effect; and

•	the business operations of our subsidiaries in China and our affiliated entities and their respective subsidiaries comply in all material respects with existing PRC laws and regulations.

We have been advised by our PRC legal counsel, however, that there are substantial uncertainties regarding the interpretation and application of current and future PRC laws and regulations. Accordingly, the PRC regulatory authorities may in the future take a view that is contrary to the above opinion of our PRC legal counsel. We have been further advised by our PRC counsel that if the PRC government finds that the agreements that establish the structure for operating our PRC media related businesses do not comply with PRC government restrictions on foreign investment in the media industry, we could be subject to severe penalties including being prohibited from continuing operation. See “Item 3.D. Key information — Risk factors — Risks related to the regulation of our business and to our structure”.

D.  Property, Plants and Equipment

Our principal executive offices are located on premises comprising approximately 3,300 square feet in Beijing, China. We lease a total of approximately 183,700 square feet of office space, which includes approximately 95,700 square feet in Beijing, 55,800 square feet in Shanghai, 19,500 square feet in Guangzhou, 7,800 square feet in Hong Kong and 4,900 square feet in Shenzhen.

Item 4A.	Unresolved Staff Comments

Not applicable.

Item 5.	Operating and Financial Review and Prospects

The following discussion of our financial condition and results of operations is based upon and should be read in conjunction with our consolidated financial statements and their related notes included in this annual report on Form 20-F. This report contains forward-looking statements. See “Forward-Looking Information.” In evaluating our business, you should carefully consider the information provided under the caption “Item 3.D. Key Information — Risk Factors” in this annual report on Form 20-F. We caution you that our businesses and financial performance are subject to substantial risks and uncertainties.

A.  Operating Results

We believe we are a leading diversified media company in China. Since we were established in November 2005, we have developed a unique, integrated media platform through acquisitions and strategic partnerships. In 2007, we operated our businesses along five segments: broadcast, print, production, advertising and research.

We serve the following constituencies:

•	Advertisers and marketing services customers. Our primary source of revenue is advertising in various forms, including advertisements broadcast during advertising breaks during or between television or radio programs, advertisements placed in print pages, advertising delivered over the Internet and to mobile phones, and outdoor advertising, as well as advertisements in the form of sponsorship and sponsored programming. We also derive revenue from below-the-line services, which help advertisers plan, manage and execute marketing events at shopping malls, supermarkets, campuses, clubs and other entertainment outlets. Below-the-line events can create a person-to-person marketing experience and enhance the effectiveness of related advertising campaigns.

•	Sponsorship can take various forms, including when products, services or expertise are promoted during a program. Sponsored programming refers to programs that typically are supplied by the advertiser and promote a product or service. We serve advertisers not only by providing the media platform, but also by creating the advertisements, and providing research services to enable the advertiser to better understand its target market.

We provide marketing services to financial institutions and other types of companies, leveraging on the brand names of the media platforms of our strategic partners. Our marketing services include events organization and other services such as our Affluent Integrated Marketing Solutions services. The events we organize include investment seminars or other finance-related forums. For the events we organize, we typically manage substantially the entire process, including arranging for advertising or public notices, booking venues, inviting speakers and providing cross-media content.

•	Audience and readers. We seek to attract audience and readers to the media platforms of our strategic partners. We have staff working to provide some of the content for various media outlets including Inner Mongolia Satellite Television, various local stations airing Fortune China, China Radio International’s EasyFM stations in Beijing and Shanghai, and channels FM103.6, FM90.0 and FM107.7 of the Guangdong People’s Radio Station. We also offer management and information consulting services to our strategic partners to help improve the content of the Economic Observer, Funds Observer, Chinese Venture and Money Journal. In addition, we obtain content from other providers, such as Dow Jones.

•	Television stations or channels. In addition to creating content for the media platforms of our strategic partners, our production group produces television programs, including drama series for other customers. For these types of customers, our production group also engages in broadcast design as well as animation and post-production services.

•	Research customers. In addition to providing research services to our other operating groups, our research group serves international and China-based customers who need to conduct market research in China. We study market characteristics, consumer preferences and opinions with respect to advertising and media content, and business and technology issues as needed for each project.

Our consolidated financial statements for the period from May 26, 2005 to December 31, 2005, which are included elsewhere in this annual report, reflect the operating results of only two operating groups — the production group and our predecessor, the Money Journal operations of our print group. Our consolidated financial statements for the years ended December 31, 2006 and 2007, which also are included in this annual report, reflect the operating results of all five operating groups. As of the first quarter of 2008, our business groups have been integrated from five to three, with production integrated into broadcast and research integrated into advertising.

As we continue to grow, we expect to face a number of challenges. We have made acquisitions in rapid succession to build our integrated platform of products and services. We must integrate all these acquisitions successfully, as well as any future acquisitions. Some of our businesses have incurred net losses in the past, such as our Fortune China operations in our broadcast group and our magazine operations in our print group, and we must ensure they are profitable in the future. In addition, we must adapt to continuing technological innovations and changes in the regulatory environment.

Our operating groups

We were established on November 7, 2005 by our parent, Xinhua Finance Limited. Our predecessor entity is EconWorld Media, described below, which operates the magazine business of our print group. We have acquired or established the companies listed below to build our integrated platform of products and services.

We established and developed our operating groups through acquisitions and other transactions. We issued two promissory notes on March 31, 2006, one in favor of our parent for $68.5 million and the other in favor of its subsidiary Xinhua Financial Network Limited, or Xinhua Financial Network, for $38.2 million, in return for the following transfers and advances: two of our acquired entities, Beijing Century Media Culture Co., Ltd, or Beijing Century Media, and Xinhua Finance Advertising Limited, or Xinhua Finance Advertising (formerly known as Ming Shing International Limited, or Ming Shing), were initially acquired by our parent and subsequently transferred to us. In addition, our parent and Xinhua Financial Network advanced the purchase price for our purchase of 19.0% of the equity of Upper Step Holdings Limited, or Upper Step, and 19.0% of the equity of Accord Group Investments Limited, or Accord Group. See “Item 7.B. Major shareholders and related party transactions — Related party transactions — Transactions with our parent or its subsidiaries — Loan agreements between us and our parent or its subsidiaries”. The transaction agreements for some of our acquisitions contain earn-out provisions that would require payment of additional consideration based on the financial performance of the acquired company. We or our parent is contractually obligated for paying these earn-out considerations. Although the contracts obligating our parent to pay these earn-out considerations do not specify whether the parent has a right to make such a request, if the amount of the earn-outs exceeds original estimates, our parent may request us to pay for the difference between these payments and the amounts due under the promissory notes or otherwise paid by us to our parent or Xinhua Financial Network for certain acquisitions. As of the date of this annual report, we may need to pay as much as $156.9 million in additional earn-out consideration in connection with past acquisitions. Several of the entities listed below are affiliated entities or subsidiaries that exercise effective control over affiliated entities, and we have contractual arrangements with each affiliated entity and all of its shareholders that enable us to effectively control such entity. Several others are subsidiaries of affiliated entities. For a description of these contractual arrangements, see “Item 4.C. Information on the Company — Organizational structure — Our corporate structure and contractual arrangements”.

•	Broadcast group. Our broadcast group was formed through the following transactions:

•	Upper Step. We signed a series of agreements pursuant to which we acquired 19.0% of the equity of Upper Step on February 28, 2006, at an initial price of $5.1 million. This amount was paid by Xinhua Financial Network and included in our promissory notes to Xinhua Financial Network and our parent. As part of the same series of agreements, Sino Investment Holdings Limited, or Sino Investment, also purchased 37.0% of Upper Step. We also injected an additional $3.2 million into Upper Step. Of that amount, $2.0 million was a loan from us paid by Xinhua Financial Network, and we subsequently repaid Xinhua Financial Network. On September 22, 2006, we acquired an additional 37.0% of the equity of

Upper Step from Sino Investment for a consideration of 6,478,437 class A common shares, $9.1 million paid by our parent and 4,099,968 warrants to purchase our class A common shares at $3.659 per share. The warrants are immediately exercisable and valid for five years. In addition, Sino Investment issued a demand promissory note to us in the amount of $7.9 million as part of this transaction. On October 24, 2006, we made an additional payment of $10.0 million partially under our obligations for the purchase of 19.0% of Upper Step and partially to meet the obligations of Sino Investment for its purchase of 37.0% of Upper Step. On November 1, 2006, we acquired the remaining 44.0% of the equity of Upper Step from Honour Rise Services Limited, or Honour Rise, a wholly-owned subsidiary of Shanghai Wai Gao Qiao Free Trade Zone Development Co., Ltd., for 6,407,018 class A common shares. Primarily through Upper Step’s subsidiaries and affiliated entities, we have our strategic partnership with Shanghai Camera Media Investment Co., Ltd., or Shanghai Camera, the content and advertising provider to Inner Mongolia Satellite Television. Until Upper Step entered into this strategic partnership, it had no operations.

•	Beijing Perspective. Through Beijing Century Media, an affiliated entity, we acquired 51.0% of the equity of Beijing Perspective Orient Movie and Television Intermediary Co., Ltd., or Beijing Perspective, on July 28, 2006. Xinhua Financial Network financed the purchase price for this acquisition. On November 13, 2007, we acquired the remaining 49% of the equity of Beijing Perspective for approximately $10.5 million, of which approximately $8.3 million was settled by the issuance of 2,043,347 of our class A common shares valued at $4.06 per share. Beijing Perspective engages in the production, distribution and syndication of Fortune China.

•	Accord Group. We acquired 19.0% of the equity of Accord Group on January 23, 2006 at a price of $440,000, which was paid by Xinhua Financial Network. This amount was included in our promissory notes to Xinhua Financial Network and our parent. On September 22, 2006, we acquired 61.0% of the equity of Accord Group from Sino Investment by issuing 451,107 of our class A common shares to Sino Investment. On November 1, 2006, we acquired the remaining 20.0% of the equity of Accord Group from Honour Rise for 125,053 of our class A common shares. Through Accord Group and its affiliated entity, Century Media Advertising, we have a partnership with China Radio International’s exclusive advertising agent to provide content to and exercise the exclusive right to sell advertising for the EasyFM stations of Beijing and Shanghai.

•	M-in. We acquired 100% of the ordinary shares of East Alliance Limited on June 4, 2007 at an initial price of approximately $9.5 million. East Alliance Limited is an investment holding company for its wholly-owned subsidiaries and VIEs, collectively M-in. In addition to the initial consideration, the equity owners of M-in are entitled to additional consideration, 60% payable in cash and 40% in our common shares, based on a predetermined earn-out formula applied to aggregate audited operating results through December 31, 2007 and 2008. M-in is a mobile service provider that provides mobile value added services such as wireless application protocol, or WAP, text messaging, multimedia messaging service, or MMS, and color ring back tone variously supported by major mobile telecommunication operators in China. M-in also has marketing and distribution channels including television, print, Internet and other media, and creates and manages a wide range of mobile and online interactive products.

•	Singshine Communication. We acquired 100% of Guangzhou Singshine Communication Co., Ltd., or Singshine Communication, on June 11, 2007 for an initial price of approximately $2.0 million, of which $195,000 was settled by the issuance of 50,000 of our class A common shares valued at $3.90 per share upon closing, and another $195,000 was settled by the issuance of another 50,000 of our class A common shares valued at $3.90 per share in April 2008. Singshine Communication places advertisements, provides advertising services to customers in the PRC and has the exclusive rights to sell advertising for and the rights to provide content to channels FM103.6, FM90.0 and FM107.7 of the Guangdong People’s Radio Station. Singshine Communication also provides design and production services.

•	Small World. We acquired 70% of the equity of Small World Television Ltd., or Small World, and control of a majority of its board of directors on August 23, 2007 for an initial price of approximately $6.7 million, of which approximately $1.7 million was settled by the issuance of 546,248 class A common shares valued at $3.19 per share. Small World principally is engaged in the production of television programs and also offers broadcast design services.

•	Print. Our print group was formed through the following transactions:

•	Economic Observer Advertising. Through Beijing Taide Advertising Co., Ltd., or Beijing Taide, an affiliated entity, we acquired 50.0% of the equity of Beijing Jingguan Xincheng Advertising Co., Ltd., or Economic Observer Advertising, on June 8, 2006. Our parent financed the purchase price for this acquisition, and we subsequently issued 5,761,317 class B common shares to our parent as consideration. We acquired the remaining 50.0% of the equity of Economic Observer Advertising through Beijing Taide on September 15, 2006. In 2007, we recorded additional consideration of $9.3 million pursuant to a predetermined earn-out formula applied to aggregate audited operating results through December 31, 2006. This amount was settled on our behalf by our parent company. Economic Observer Advertising has the exclusive rights to sell advertising for and provides advisory services and other management consulting services to the Economic Observer newspaper.

•	EconWorld Media. Our parent subscribed for 60.0% of the equity of EconWorld Media Limited, or EconWorld Media, on May 26, 2005 at an initial price of $1.5 million and transferred that interest to us on January 12, 2006. On June 8, 2006, we subscribed to one additional share of EconWorld Media at a price of $2.8 million in fulfillment of an earn-out obligation, which was paid by our parent. We issued one share to our parent as consideration, which was subsequently divided into 1,000 shares. We acquired another 12.0% of the equity of EconWorld Media on June 21, 2006 at a price of $1.1 million, which was also paid by our parent. On December 28, 2006, we acquired the remaining 28.0% at a price of $5.0 million, which was paid by our parent. EconWorld Media operates the magazine business of our print group and is our predecessor.

•	Production. Our production group was formed through the following transactions:

•	Beijing Century Media. Our parent, through a subsidiary, lent funds to two PRC citizens, who used the funds to buy a combined 100% equity interest in Beijing Century Media on September 9, 2005. On the same day, the subsidiary of our parent entered into a set of agreements with these two PRC citizens to give our parent effective control over Beijing Century Media. Our parent transferred its control of Beijing Century Media to us through one of our affiliated entities on March 16, 2006 at a price of $11.4 million. This amount was included in our promissory notes to our parent and Xinhua Financial Network. In 2007, we recorded additional consideration of $7.4 million pursuant to a predetermined earn-out formula applied to aggregate audited operating results through December 31, 2006. This amount was settled on our behalf by our parent company through an issuance of our parent company’s shares.

•	Xinhua Media Entertainment. We established Xinhua Media Entertainment Limited, or Xinhua Media Entertainment, in April of 2008, and hold 75% of its equity interest.

•	Advertising. Our advertising group was formed through the following transactions:

•	Xinhua Finance Advertising. Our parent acquired 100% of the equity in Ming Shing at a cost of $29.0 million plus a series of earn-out obligations, which, together with the first payment, were estimated to be $80.5 million, on January 12, 2006 and subsequently transferred Ming Shing to us on March 16, 2006, at a price of $80.5 million. Our parent is responsible for the future earn-out payments. This amount was included in our promissory notes to our parent and Xinhua Financial Network. Ming Shing subsequently changed its name to Xinhua Finance Advertising Limited on June 19, 2006. Xinhua Finance Advertising and certain of its subsidiaries and affiliated entities are engaged in advertising design, production and placement services for television, print media and outdoor billboards on university campuses to customers in the PRC and Hong Kong. In 2007, we recorded additional consideration of $25.0 million pursuant to a predetermined earn-out formula applied to aggregate audited operating results through December 31, 2006. This amount was settled on our behalf by our parent company, partially through an issuance of our parent company’s shares.

•	Singshine Marketing. We acquired 100% of Singshine (Holdings) Hongkong Ltd.’s ordinary shares, and its subsidiaries and VIEs, collectively Singshine Marketing, on June 11, 2007 for an initial prices of approximately $6.4 million. In addition, the shareholders of Singshine Marketing are entitled to additional cash consideration based on a predetermined earn-our formula applied to aggregate audited operating results through December 31, 2007, 2008 and 2009. Singshine Marketing is engaged in below-the-line marketing services.

•	Convey. We acquired 100% of Xinhua Finance Media (Convey) Ltd.’s ordinary shares, and its subsidiaries, collectively Convey, on July 2, 2007 for an initial price of $33.0 million. In addition to the initial consideration, the equity owners of Convey are entitled to additional consideration, 50% payable in cash and 50% in our common shares, based on a pre-determined earn-out formula applied to aggregate audited operating results through June 30, 2008 and 2009. Convey operates an outdoor advertising network principally located in southern China and Hong Kong.

•	JCBN China. We acquired 100% of the ordinary shares of Shanghai Paxi Advertising Co. Ltd. and its subsidiaries, collectively JCBN China, on November 27, 2007 for an initial price of approximately $40.8 million. In addition, the equity owners of JCBN China are entitled to additional consideration, 60% payable in cash and 40% in our common shares based on a predetermined earn-out formula applied to aggregate audited operating results through December 31, 2008 and 2009. JCBN China is a leading advertising agency in China’s online property and imported spirits sectors.

•	JCBN Hong Kong. We acquired 100% of the ordinary shares of Profitown Development Ltd. and its subsidiaries, collectively JCBN Hong Kong, on November 27, 2007 for an initial price of approximately $2.2 million. In addition to the initial consideration, the equity owners of JCBN Hong Kong are entitled to additional consideration, 60% payable in cash and 40% in our common shares, based on a predetermined earn-out formula applied to aggregate audited operating results through December 31, 2008 and 2009. JCBN Hong Kong is principally engaged in below-the-line marketing.

•	Research. Through Beijing Taide, an affiliated entity, we acquired 51.0% of the equity of Hyperlink on August 1, 2006. Our parent financed the purchase price for this 51.0% equity, and we subsequently issued 1,679,012 class B common shares to our parent as consideration. On September 18, 2006, we acquired the remaining 49.0% of the equity of Hyperlink through Beijing Taide. Hyperlink operates as our research group.

We have a short operating history. We established and developed our operating groups through acquisitions and other transactions. We have included in this annual report the audited consolidated financial statements of our company, for the period from May 26, 2005, the date our parent acquired 60% of EconWorld Media (our predecessor), to December 31, 2005 and for the years ended December 31, 2006 and 2007.

General factors affecting our results of operations

We have benefited significantly from China’s overall economic and population growth. The overall economic and population growth and the increase in the gross domestic product per capita in China have led to a significant increase in spending on advertising in China. We anticipate that advertising spending in China will continue to increase as China’s economy continues to grow and as disposable income of urban households continues to rise. However, any adverse changes in the economic or political conditions in China may have a material adverse effect on the media industry in China and advertising spending, which in turn may harm our business and results of operations.

PRC laws relating to foreign investments in the media and advertising industries are relatively new compared with those in more mature markets, and the PRC government continues to promulgate and implement new laws and regulations. We believe our current ownership structure, the ownership structure of our subsidiaries, including our affiliated PRC entities, the contractual arrangements among us, our subsidiaries, including affiliated PRC entities, and their shareholders, our business operations and the approvals and licenses to carry them out are in compliance with all existing PRC laws, rules and regulations in material respects. See “Item 3.D. Key information — Risk factors — Risks related to the regulation of our business and to our structure — Certain of our PRC operating companies or strategic partners have previously engaged or may currently engage in activities without appropriate licenses or approvals or outside the authorized scope of their business licenses or permitted activities. This could subject those companies to fines and other penalties, which could have a material adverse effect on our business”. In addition, there are substantial uncertainties regarding the interpretation, application and administration of current PRC laws and regulations, and the impact of any new laws and regulations is unknown. See “Item 3.D. Key information — Risk factors — Risks related to the regulation of our business and to our structure — If the PRC government finds that the agreements that establish the structure for operating our China businesses do not comply with PRC governmental restrictions on foreign investment in the media and market research industries, or if these regulations or the interpretation of existing regulations change in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations”. Accordingly, if PRC government authorities ultimately take a view contrary to our position, our business may suffer substantial interruptions and our operating results may be negatively affected.

Specific factors affecting our results of operations

While our business is affected by factors relating to the media industry in China generally, we believe that our results of operations are also affected by company-specific factors. We believe that the results of operations of our broadcast, print and advertising operations are affected by, among other factors, the following:

•	the quality of the content and ratings of our strategic partners’ broadcast programs;

•	the reach and timing of our strategic partners’ broadcast;

•	the circulation numbers, the quality of the content of, and the composition and location of the readership of, our strategic partners’ publications;

•	the quality of the advertising we produce for advertisers;

•	the quality of the research services that we offer to advertisers;

•	the pricing of our advertising; and

•	the pricing and quality of our marketing services, including events organization.

We believe that the results of operations of our production operations are affected by, among other factors, the following:

•	the quality of the programming we create;

•	the popularity of the programs; and

•	the pricing of our television programs and production services.

We believe that the results of operations of our research group are affected by the pricing for its services and the quality of its services, among other factors.

Our future results of operations will depend significantly upon our ability to integrate our acquisitions and make new acquisitions, manage the growth of new media successfully, continue to attract and expand our base of audience and readers and continue to attract and expand our base of advertisers. If we cannot accomplish these matters, our financial condition and results of operations may be materially and adversely affected.

We have acquired all our business operations recently and continue to seek other acquisition opportunities. See “— Acquisitions”. Strategic acquisitions are a key part of our growth strategy. We must ensure that our recent and future acquisitions are successfully integrated into our operations in order to achieve the intended benefits from these acquisitions.

We must continue to attract and expand our base of audience and readers, which is important to attracting advertisers. We must continue to attract our current base while also expanding this base in order to grow.

We must continue to attract and expand our base of advertisers. Advertising accounts for the largest portion of our revenue, and our success depends on maintaining our current base of advertisers while expanding that base.

Revenues for our business are driven largely by advertising and sponsorship across all our operating groups and media platforms, which subjects us to the seasonal effects of the Chinese advertising industry. The advertising cycle in China typically peaks towards the end of the year. Advertising spending tends to decrease during January and February due to the Chinese Lunar New Year holiday. In addition, there is a decrease in advertising during the May 1 Labor Day holiday, and the October 1 National Day holiday.

Due to certain restrictions and qualification requirements under PRC law that apply to foreign investment in China’s media industry, most of our businesses are currently conducted through contractual arrangements among us, our wholly-owned subsidiaries in China, our affiliated entities in China and their shareholders, and our strategic partners in China. Since December 10, 2005, foreign investors with at least three years of direct operations in the advertising industry outside of China have been permitted to own directly a 100% interest in advertising companies in China. We may decide to change the ownership structure of our advertising group to that of a direct ownership in the future.

In our production, advertising and market research businesses, our affiliated entities and their subsidiaries hold the requisite licenses and permits. See “Item 3.D. Key information — Risk factors — Risks related to the regulation of our business and to our structure — Certain of our PRC operating companies or strategic partners have previously engaged or may currently engage in activities without appropriate licenses or approvals or outside the authorized scope of their business licenses or permitted activities. This could subject those companies to fines and other penalties, which could have a material adverse effect on our business”. In our broadcast and print businesses, our affiliated entities and their subsidiaries maintain some of the requisite licenses and permits to conduct the business, and enter into agreements with publishing institutions and the exclusive advertising agents for radio stations or television stations to provide them with various services and act as their advertising business party. See “Item 4.B. Information on the Company — Business overview — Arrangements with partners and suppliers” for a description of those contractual relationships. We depend on these affiliated entities and their subsidiaries to operate a substantial portion of our businesses.

We expect to continue to depend on these affiliated entities and their subsidiaries to operate a substantial portion of our businesses unless and until we are permitted under PRC laws and regulations to directly own and operate media-related businesses without constraints. Under certain agreements we have with the shareholders of these entities, we may acquire the affiliated entities, in part or in whole, to make them our direct subsidiaries.

Our revenues

Net revenues.  For the period from May 26, 2005 to December 31, 2005 and the years ended December 31, 2006 and 2007, we generated total net revenues of $5.4 million, $59.0 million and $134.8 million, respectively. Our net revenue mix, and especially our net revenues from advertising sales, differed substantially in 2006 and 2007 due to our acquisition and consolidation of acquired entities. Our revenues are net of PRC business taxes, advertising rate adjustments and discounts.

We currently derive revenues from the following sources:

•	advertising sales, which accounted for 7.2%, 11.3% and 29.1% of our total net revenues for the period from May 26, 2005 to December 31, 2005 and the years ended December 31, 2006 and 2007, respectively;

•	content production, which accounted for 67.5%, 11.1% and 5.7% of our total net revenues for the period from May 26, 2005 to December 31, 2005 and the years ended December 31, 2006 and 2007, respectively;

•	advertising services, which accounted for 10.7%, 76.1% and 64.3% of our total net revenues for the period from May 26, 2005 to December 31, 2005 and the years ended December 31, 2006 and 2007, respectively; and

•	publishing services, which accounted for 14.6%, 1.5% and 0.9% of our total net revenues for the period from May 26, 2005 to December 31, 2005 and the years ended December 31, 2006 and 2007, respectively.

Advertising sales revenues.  We generated advertising sales revenues from the following media sources in 2007:

•	Inner Mongolia Satellite Television (by the broadcast group);

•	Hunan Satellite Television’s and certain local television channels’ broadcasts of Fortune China programs (by the broadcast group);

•	China Radio International’s EasyFM stations in Beijing and Shanghai (by the broadcast group);

•	Channel FM107.7 of the Guangdong People’s Radio Station (by the broadcast group);

•	advertising, sponsorship and sponsored programming on Inner Mongolia Satellite Television and design and production services for customers of channels FM103.6, FM90.0 and FM 107.7 and other radio stations (by the broadcast group and the advertising group);

•	Economic Observer (by the print group);

•	Money Journal (by the print group);

•	Funds Observer (by the print group);

•	Chinese Venture (by the print group);

•	Top Music (by the advertising group);

•	Star Press (by the advertising group);

•	Weather Forecast (by the advertising group); and

•	outdoor advertising (by the advertising group).

In the year ended December 31, 2007, we generated revenues from advertising, sponsorship and sponsored programming on Inner Mongolia Satellite Television through our strategic partnership with Shanghai Camera, which has the exclusive rights to sell advertising for Inner Mongolia Satellite Television. In that same period and currently we also generate revenues based on our provision of content to Shanghai Camera in relation to Inner Mongolia Satellite Television. However, these revenues are categorized as advertising services revenues. See “— Our revenues — Advertising services revenues”. We recognize revenues through our agreements with Shanghai Camera. See “Item 4.B. Information on the Company — Business overview — Arrangements with partners and suppliers — Arrangements regarding Shanghai Camera”. Initially, we recognized these revenues monthly and received cash payment from Shanghai Camera monthly for the amount due in the previous month. In November 2006, we began to recognize revenues from Shanghai Camera by this method specifically in relation to the consulting and advisory services and provision of content. In December 2006, we began recognizing revenues from advertising, sponsorship and sponsored programs directly, rather than through Shanghai Camera, as the services were performed, which revenues are categorized as advertising sales revenues. Our consolidated results of operations for the period from May 26, 2005 to December 31, 2005 did not include these revenues as we acquired a majority interest in Upper Step, which had entered into the strategic partnership with Shanghai Camera through its subsidiaries and affiliated entity, in September 2006. This strategic partnership was based on agreements that were replaced with new agreements in November and December 2006. Our consolidated results of operations for the years ended December 31, 2006 and 2007 included these revenues from the date of our acquisition of a majority interest in Upper Step. However, as we began recognizing revenues directly from advertising sales only in January 2007, all our revenues from this business for the year ended December 31, 2006 were advertising services revenues. Upper Step had no operations for periods ended on or before December 31, 2005. We also generate advertising sales revenues from design and production services for customers of channel FM107.7 and other radio stations. Our consolidated results of operations for the year ended December 31, 2007 includes revenues generated from channel FM107.7 starting from June 11, 2007, while our consolidated results of operations for the years ended December 31, 2006 and 2007 include revenues generated from China Radio International’s EasyFM stations in Beijing and Shanghai starting from September 2006.

We generated revenues from selling advertising time slots and sponsorship on Hunan Satellite Television during its broadcast of Fortune Morning 7 a.m. We were entitled to keep all revenues from selling sponsorship for the show, and shared advertising revenues generated by the show with Hunan Television Station on an equal basis. Production and broadcast of Fortune Morning 7 a.m. migrated to Inner Mongolia Satellite Television on January 2, 2008. We also generate revenues from placing advertisements and selling sponsorship rights on the local television station broadcasts of the Fortune China programs that we syndicate. We recognize these revenues when the related advertisements or programs with sponsorship sold by us are aired. Our consolidated results of operations for the period from May 26, 2005 to December 31, 2005 did not include these revenues as we acquired our Fortune China operations in July 2006 as part of the acquisition of 51% of Beijing Perspective. Our consolidated results of operations for the years ended December 31, 2006 and 2007 included these revenues from the date of our acquisition of 51% of Beijing Perspective.

We generate revenues from selling advertising time slots and sponsorship on China Radio International’s EasyFM stations in Beijing and Shanghai. We recognize these revenues when the related advertisements are broadcast. Our consolidated results of operations for the period from May 26, 2005 to December 31, 2005 did not include these revenues as we acquired a majority interest in Accord Group, which, through its affiliated entity, had entered into a partnership with China Radio International’s exclusive advertising agent in November 2006, replacing a prior agreement entered into in September 2006. Our consolidated results of operations for the years ended December 31, 2006 and 2007 included these revenues from the date of our acquisition of a majority interest in the Accord Group.

We generate revenues from selling advertising time slots and sponsorships on several radio channels of the Guangdong People’s Radio Station, including channel FM107.7. We recognize these revenues when the related advertisements are broadcast. Our consolidated results of operations for the period from May 26, 2005 to December 31, 2006 did not include these revenues as we acquired Singshine Communication, which has the exclusive rights to sell advertising for and the rights to provide content to channel FM107.7, on June 11, 2007. Our consolidated results of operations for the year ended December 31, 2007 include these revenues from the date of our acquisition of Singshine Communication.

We generate revenues from selling advertising space on the pages of the Economic Observer. We have the exclusive rights to sell advertisements for the Economic Observer, and typically other advertising agents engage us to place advertisements on its pages. We receive payments through these agents or, when an advertiser directly advertises with us, from the advertiser. We recognize these revenues when the related advertisements are published. Our consolidated results of operations for the period from May 26, 2005 to December 31, 2005 did not include these revenues as we acquired our Economic Observer operations in June 2006. Our consolidated results of operations for the years ended December 31, 2006 and 2007 included these revenues from the date of the acquisition.

We generate revenues from selling advertising space on the pages of Money Journal, Funds Observer and Chinese Venture. Most advertisements placed in these magazines result in revenues to us, except for those advertisements placed in Money Journal by Dow Jones, most of which result in revenues to Dow Jones. See “Item 4.B. Information on the Company — Business overview — Arrangements with partners and suppliers — Our print group’s relationship with Dow Jones”. We generate some advertising sales revenues directly from advertisers, and some through agents. We recognize these revenues when the related advertisements are published. Our consolidated results of operations for the period from May 26, 2005 to December 31, 2005 and the years ended December 31, 2006 and 2007 include revenues generated by Money Journal as our parent acquired a controlling interest in the Money Journal operations in September 2005. Our consolidated results of operations for the year ended December 31, 2007 includes revenues generated by Funds Observer and Chinese Venture as these magazines first began to generate revenues in January 2007.

We generated revenues through our contractual arrangements to act as the exclusive advertising agent for the Beijing Television Station programs Top Music and Star Press. We served as the exclusive advertising agent for these two programs during the period from January 1, 2007 to December 31, 2007. We have not renewed these contractual arrangements and no longer generate revenues from these shows. Our consolidated results of operations for the period from May 26, 2005 to December 31, 2006 did not include these revenues as the contract period began on January 1, 2007.

We generate revenues from selling advertising time slots and sponsorships during broadcasts of Weather Forecast. Our consolidated results of operations for the period from May 26, 2005 to December 31, 2006 did not include these revenues as Weather Forecast first began to generate revenues on January 1, 2007.

We generate revenues from selling advertising space on traditional outdoor billboards, large-scale visual displays on architectural surfaces and inflatable billboards. We have the exclusive rights to sell advertisements on these surfaces, and typically other advertising agents engage us to place such advertisements. We receive payments through these agents or, when an advertiser directly advertises with us, from the advertiser. We recognize these revenues when the related advertisements are displayed. Our consolidated results of operations for the period from May 26, 2005 to December 31, 2006 did not include these revenues as we acquired Convey on July 2, 2007. Our consolidated results of operations for the year ended December 31, 2007 included these revenues from the date of the acquisition.

We price our advertising depending upon the type of advertising we are providing and the media outlet where the advertisement is placed. Even within one outlet, prices can vary greatly. For example, television advertisement prices are highly sensitive to the time of the day an advertisement is shown. Our pricing also varies according to factors that affect the demand for advertising, such as the ratings of our strategic partners’ broadcast programs, the reach and timing of our strategic partners’ broadcast and the circulation numbers, and the composition and location of the readership of our strategic partners’ publications.

Content production revenues.  Our content production revenues in 2007 consisted of revenues from:

•	sales of television programs;

•	sales of television drama series;

•	broadcast design;

•	production of animation;

•	production of visual effects for television commercials and films; and

•	post-production services.

We produce television programs, including drama series, and purchase the rights to distribute some drama series that are produced by other companies. We sell the rights to broadcast these programs to television stations and channels. We typically retain the distribution rights, and at the end of the contract we may re-sell the broadcast rights to another buyer. For drama series that we produce, we start by creating a pilot. After evaluating the pilot, we may decide to produce the entire series before selling if we believe the pilot has a high chance of success. For most pilots, we typically show the pilot to potential buyers and, if a buyer decides to buy a drama series based on the pilot, we enter into a contract to produce the drama series. We often receive some payment in advance if a television station purchases a drama series. We recognize revenues for television programs when the master tape of a television program is available for first airing under the terms of the relevant licensing agreement we have entered into with a television station or channel.

We engage in broadcast design for television channels. Broadcast design mainly includes design of television channel logos, production of trailers for advertising the television channels, and image consulting and branding for the television channels. We also produce three-dimensional animation advertisements, education and public instruction, engage in post-production for television commercials and create special visual effects for television commercials and films. We recognize revenues when products are delivered to and accepted by all customers or as our services are provided.

Our consolidated results of operations for the period from May 26, 2005 to December 31, 2005 and for the years ended December 31, 2006 and 2007 include these content production revenues from the date of acquisition as our parent acquired our production group in September 2005.

Our pricing for these services varies. Our average price for television programs, including drama series, varies substantially upon the quality and popularity of the programs. Our pricing for broadcast design, animation production and post-production services is usually determined through negotiations with our customers.

Advertising services revenues.  We generated advertising services revenues in 2007 for:

•	advertising and user service fees for mobile value-added services (by the broadcast group);

•	marketing services, primarily for online real estate, spirits and events organization (by the broadcast group, the print group and the advertising group);

•	acting as an advertising agent to place advertisements on certain programs aired by various television stations, on billboards on some university campuses in Shanghai and in certain print and electronic media (by the advertising group);

•	designing and producing television, radio, print and billboard advertisements (by the advertising group); and

•	research services (by the research group).

We generate revenues by providing mobile value-added services. We recognize these revenues when services are delivered to mobile users. In June 2007, we began recognizing revenues from advertising and user service fees for mobile value-added services. Our consolidated results of operations for the period from May 26, 2005 to December 31, 2006 did not include these revenues as we acquired our mobile value-added services operations in June 2007. Our consolidated results of operations for the year ended December 31, 2007 included these revenues from the date we acquired M-in.

Most of our marketing services are provided by our broadcast, print and advertising groups. The fees we charge for marketing services vary, depending primarily on competition and our estimated costs of providing the services. We recognize these revenues when the services are provided. Our consolidated results of operations for the period from May 26, 2005 to December 31, 2005 included the portion of these revenues derived from our Money Journal operations as our parent acquired our Money Journal operations in September 2005. Our consolidated results of operations for the years ended December 31, 2006 and 2007 also included marketing services revenues generated by the newspaper and magazine operations of our print group, our advertising group and our broadcast group. For the year ended December 31, 2006, we organized one promotional event in Beijing and recognized ticket sales and sponsorship revenues from the event, while in the year ended December 31, 2007 we organized promotional events including an event for the Inner Mongolia Milk Industry Group at the Beijing Amusement Park.

In the year ended December 31, 2006, we generated advertising services revenues from advertising, sponsorship and sponsored programming on Inner Mongolia Satellite Television through our strategic partnership with Shanghai Camera. In that same period, we also generated revenues based on our provision of consulting and advisory services to Shanghai Camera. In January 2007, we began recognizing revenues from advertising, sponsorship and sponsored programming directly rather than through Shanghai Camera, and at that point we began to categorize our revenues for advertising, sponsorship and sponsored programming in relation to Inner Mongolia Satellite Television as advertising sales revenues. However, we continue to categorize our revenues for providing consulting and advisory services and provision of content as advertising services revenues. See “— Our revenues — Advertising sales revenues.”

We generate revenues from advertising broadcast on various television stations during certain programs. We also generate revenues from advertising on billboards placed on some university campuses in Shanghai and from advertising in certain print and electronic media. We may also provide additional services in relation to the placement and sales of advertisements, including the creation of the advertising or research services as part of our service package. We recognize these revenues when the related advertisements are aired on television, placed on the billboards or published in the print or electronic media, respectively. Our consolidated results of operations for the period from May 26, 2005 to December 31, 2005 did not include these revenues as we acquired our advertising group, which conducts these operations, in March 2006 from our parent. Our consolidated results of operations for the year ended December 31, 2006 include these revenues from January 12, 2006, the date our parent acquired Xinhua Finance Advertising. Our consolidated results of operations for the year ended December 31, 2007 include these advertising services revenues.

We generate revenues for providing research services to companies relating to market characteristics, consumer preferences and opinions with respect to advertising and media content, as well as business and technology issues if needed for each project. The fees we charge for research projects vary, depending on competition and our estimated costs for providing the research services. We recognize these revenues when the reported data is accepted by the customer. Our consolidated results of operations for the period from May 26, 2005 to December 31, 2005 did not include these revenues as we acquired our research operations in August 2006. Our consolidated results of operations for the year ended December 31, 2006 included these revenues from the date we acquired a majority interest in Hyperlink. Our consolidated results of operations for the year ended December 31, 2007 include these research service revenues.

Publishing services revenues.  Since September 20, 2006, publishing services revenues have included revenues we generate in connection with our management and information consulting services relating to the subscriptions and sales of Money Journal. These revenues are generated by our print group. Our consolidated results of operations for the period from May 26, 2005 to December 31, 2005 and the years ended December 31, 2006 and 2007 include these revenues as our parent acquired our Money Journal operations in September 2005.

Guangzhou Jingshi Culture Intermediary Co., Ltd., or Guangzhou Jingshi, our affiliated entity, provides management and information consulting services to the publisher of Money Journal. In return, Guangzhou Jingshi receives a fee from Money Journal. Before September 20, 2006 Guangzhou Jingshi received a fee reflecting the subscription fees and retail sales of Money Journal, and we recognized revenues in connection with the subscription revenues for Money Journal over the subscription period. During that time, we recognized revenues in connection with single copy sales of the magazine through distributors or retail outlets such as newsstands, supermarkets and convenience stores when a copy was sold to an ultimate customer.

We also recognize publishing services revenues we generate in connection with our management and information consulting services relating to the revenues from subscriptions and sales of Funds Observer and Chinese Venture. Our consolidated results of operations for the year ended December 31, 2007 includes these revenues as these magazines first began to generate revenues in January 2007.

Although we no longer act as a book publishing agent, for the period from May 26, 2005 to December 31, 2005 and the years ended December 31, 2006 and 2007, we engaged in this business and received revenues from this source. The revenue contribution from book sales was immaterial for these periods. We no longer hold exclusive rights to sell advertising for the financial pages of the Beijing Review.

Operating costs and expenses

Our operating costs and expenses consist of cost of revenues, selling and distribution expenses and general and administrative expenses. The following table sets forth the components of our operating costs and expenses, both in dollar amounts and as a percentage of total net revenues for the periods indicated.

	The Period from
	May 26, 2005(1)		Year Ended
	to December 31,		December 31,		Year Ended
	2005		2006		December 31, 2007
	(In thousands, except percentages)
	$	%	$	%	$	%

Total net revenues	5,395	100.0	58,966	100.0	134,839	100.0
Operating costs and expenses:
Cost of revenues
Content production	651	12.1	2,829	4.8	3,707	2.7
Advertising sales	85	1.6	1,912	3.2	19,490	14.5
Advertising services	154	2.9	27,654	46.9	58,048	43.0
Publishing services	534	9.9	1,386	2.4	854	0.6
Selling and distribution	293	5.4	5,277	8.9	14,877	11.0
General and administrative	1,248	23.1	12,840	21.8	24,349	18.1

Total operating costs and expenses	2,965	55.0	51,898	88.0	121,325	89.9

(1)	Date our parent acquired 60% of EconWorld Media, our predecessor.

Cost of revenues.  Our cost of revenues primarily consists of the following four components:

•	Advertising sales. Advertising sales costs primarily consist of (1) the fees we pay to our strategic partners, and amortization of these fees, in return for advertising revenues generated from Inner Mongolia Satellite Television, China Radio International’s EasyFM stations in Beijing and Shanghai, channel FM107.7 of the Guangdong People’s Radio Station, Money Journal, Funds Observer, Chinese Venture and the Economic Observer; (2) costs to maintain and operate our outdoor advertising network; (3) program production costs for the Fortune China and other programs and (4) royalties to Dow Jones.

•	Content production. Content production costs are primarily direct costs we incur in producing television programs, including production overhead, development costs and pre-production costs, the cost of purchasing distribution rights of programs produced by other production companies, salaries and purchases of software and hardware.

•	Advertising services. Advertising services costs primarily consist of our direct costs to secure advertising time or space with various broadcast and print media, costs to produce advertisements, mobile value-added services costs, marketing services costs and research costs. Mobile value-added services costs represent our direct costs of providing mobile value-added services. Marketing services costs represent our direct costs of providing marketing services, including events organization. Research costs are the direct costs relating to providing research services to companies that hire us to conduct market research for them including costs for conducting interviews and holding focus groups.

•	Publishing services. Publishing services costs primarily represent our costs incurred relating to the publication and distribution of Money Journal and certain books.

We anticipate that our total cost of revenues will continue to increase as we continue to expand our operations. In particular, we expect our content production costs will increase as we leverage on our content production capabilities to produce content for the media platforms we use. Also, we expect the cost for acquiring media for our advertising services will increase as we expand our business in this area.

Selling and distribution expenses.  Our selling and distribution expenses primarily consist of amortization of intangible assets, salaries and benefits for our sales and marketing personnel and promotional and marketing expenses. We expect that our selling and distribution expenses will increase significantly as we further expand our operations.

General and administrative expenses.  Our general and administrative expenses primarily consist of compensation and benefits of administrative staff , marketing costs, fees, office rent and travel expenses. We expect that our general and administrative expenses will increase in the near term as we hire additional personnel and incur additional costs in connection with the expansion of our business. We are also contemplating a new enterprise resource planning system to facilitate stronger management of our acquisitions, which would also increase costs. In addition we incurred increased costs as we became a publicly listed company in the United States. As a result of becoming a public company, we have established additional board committees and have adopted and implemented additional policies regarding internal controls over financial reporting and disclosure controls and procedures. In particular, compliance with Section 404 of the Sarbanes-Oxley Act, which requires public companies to include a report of management on the effectiveness of such company’s internal control over financial reporting, will increase our costs. We have retained Protiviti Inc., a leading independent risk consulting and internal auditing organization, to provide consulting services related to our Sarbanes-Oxley Section 404 compliance efforts. In addition, we will incur costs associated with public company reporting requirements, such as the requirements to file an annual report and other event-related reports with the Securities and Exchange Commission. As a result, our legal, consulting and audit fees have increased. The rules and regulations that govern public companies, including Securities and Exchange Commission regulations and Nasdaq Stock Market, Marketplace Rules, increases our costs and to makes it more difficult and more expensive for us to obtain director and officer liability insurance and we may be required to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. For the year ended December 31, 2007, we incurred expenses of $0.1 million to prepare for compliance with the Sarbanes-Oxley Act, $2.2 million for auditing and reviewing fees for audits and review required as a public company, and $1.3 million for legal fees and professional service fees.

Share-based compensation expenses.  In the year ended December 31, 2005, we did not issue any restricted shares or grant any stock options. In June 2006, we issued 11,050,000 restricted class A common shares to our Chief Executive Officer. In July 2006, we entered into individual option agreements in order to attract and retain quality personnel for positions of substantial responsibility, provide additional incentive to employees and consultants and promote the success of our business. Under these option agreements, we have reserved class A common shares amounting to approximately 5.1% of our total common shares outstanding as of April 30, 2008 for issuance. In December 2006, we issued warrants to purchase common shares to a consultant. In January 2007, we issued warrants to purchase common shares to an employee. In addition, our shareholders adopted a 2007 share option plan on February 7, 2007. See “Item 6.B. Directors, senior management and employees — Compensation — Share options.” Because our option plan covers all of our employees, the change in the amount of share-based compensation expenses will primarily affect our reported net income, earnings per share and all line items of our operating costs and expenses, which include cost of revenues, selling and distribution expenses and general and administrative expenses. In April and September of 2007, we granted share options to three and four independent directors, respectively.

Under Statement of Financial Accounting Standard No. 123R, “Share-Based Payment”, or SFAS No. 123R, which became effective January 1, 2006, we are required to recognize share-based compensation as compensation expense in our statement of operations based on the fair value of equity awards on the grant date, with the compensation expense recognized over the period in which the recipient is required to provide service in exchange for the award (usually the vesting period). This statement also requires us to adopt a fair value-based method of measuring the compensation expense related to share-based compensation. For restricted shares granted to our employees, we record share-based compensation expense for the fair value of the restricted shares at the grant date. For options granted to employees, we record share-based compensation expense for the fair value of the options at the grant date. We recognize such share-based compensation expense over the vesting period of the restricted shares or options, respectively.

The determination of fair value of equity awards such as restricted shares and options requires making complex and subjective judgments about the projected financial and operating results of the subject company. It also requires making certain assumptions such as cost of capital, general market and macroeconomic conditions, industry trends, comparable companies, share price volatility of the subject company, expected lives of options and discount rates. These assumptions are inherently uncertain. Changes in these assumptions could significantly affect the amount of employee share-based compensation expense we recognize in our consolidated financial statements.

We have engaged American Appraisal China Limited and Vigers Appraisal and Consulting Limited, all independent appraisers, to assess the fair values of our options and warrants as of each relevant grant date on a contemporaneous basis. We changed our valuation method from the Black-Scholes option-pricing model for grants that occurred in 2006 to the Binomial option pricing model for grants that occurred in 2007. The difference between the Binomial option pricing model and Black-Scholes option pricing model is the possibility of an early exercise premium. In the case of a zero dividend yield, the models yield similar results. However, if the dividend is not zero, a more significant difference may exist. To better estimate the fair value of the options and warrants if there is a dividend yield in the future, we changed the valuation method of options from the Black-Scholes option pricing model to the Binomial option pricing model for those options and warrants granted in 2007. Typically fair value is determined either by the income approach, which applies discount rates to projected cash flows from estimated forecasts, and/or the market approach, which analyzes and applies the financial metrics of comparable companies engaged in the same or a similar line of business to determine a value of the subject company’s common shares. Determining the fair value of the business enterprise and common shares requires making complex and subjective judgments regarding projected financial and operating results, our unique business risks, the expected volatility and liquidity of our shares, and our operating history and prospects at the grant date. These fair values are inherently uncertain and highly subjective. The assumptions used in deriving the fair values include: no material changes in the existing political, legal, fiscal and economic conditions in China; no material changes in tax law in China or the tax rates applicable to our subsidiaries and consolidated affiliated entities in operations; and no material deviation in market conditions from economic forecasts. These assumptions are inherently uncertain. If the independent appraiser had used different assumptions and judgments, the valuation would have been different and the amount of share-based compensation would also have been different because the fair value of the non-vested shares and the options granted would have been different.

Set forth below is a summary of our share-based awards granted in 2006 and 2007:

•	We granted the following restricted class A common shares to our chief executive officer:

	Number of		Fair Value of
	Common	Share	Non-vested	Type of
Grant Date	Shares Granted	Purchase Price	Shares	Valuation

June 13, 2006	11,050,000	Par value	$0.60	Market approach

•	We granted options to our employees as follows:

	Number of		Fair Value of
	Common	Option	Underlying	Fair Value of
	Shares Underlying	Exercise	Common	Option at	Type of
Grant Date	Options Granted	Price	Shares at Grant date	Grant Date	Valuation

July 11, 2006	11,198,180 (1)	$0.78	$0.60	$0.14	Market approach
April 25, 2007	90,000	6.50	5.20	1.85	Market approach
Sept. 26, 2007	120,000	4.39	4.39	1.85	Market approach

(1)	Total number of options granted in 2006 was 11,198,180 of which an aggregate of 2,877,934 options were exercised during 2007 while 851,519 options lapsed during 2006 and 2007, mostly due to termination of employment. Options representing 7,678,727 common shares were outstanding as of December 31, 2007.

Our total share-based compensation expenses accounted for $2.4 million, or 4.1% of our total net revenues, and $3.1 million, or 2.3% of our total net revenues, for the years ended December 31, 2006 and 2007, respectively.

Taxation

We and each of our subsidiaries, including affiliated entities, file separate income tax returns.

The Cayman Islands, the British Virgin Islands and Hong Kong

Under the current laws of the Cayman Islands and the British Virgin Islands, we and our subsidiaries incorporated in the British Virgin Islands are not subject to income or capital gains taxes. In addition, dividend payments are not subject to withholding tax in those jurisdictions. Our subsidiaries incorporated in Hong Kong are subject to a profits tax rate of 17.5% of its assessable profits. Payment of dividends is not subject to withholding tax in Hong Kong.

PRC

Pursuant to the PRC enterprise income tax laws, enterprise income tax is calculated based on taxable income. Under the PRC tax laws effective prior to January 1, 2008, companies established in China were generally subject to a state and local enterprise income tax, or EIT, at statutory rates of 30% and 3%, respectively. The Enterprise Income Tax Law enacted by the National People’s Congress of China, or the new PRC tax law, became effective on January 1, 2008. Under the new PRC tax law, foreign-invested enterprises, or FIEs, and domestic companies are subject to enterprise income tax at a uniform rate of 25%.

Under the new PRC tax laws, most of our subsidiaries, including affiliated entities, in China are subject to the standard enterprise income tax rate at the rate of 25%. The enterprise income tax is calculated based on taxable income under PRC GAAP. For some entities, the enterprise income tax is calculated based on the actual revenue or expense at a deemed tax rate according to the local practices of the respective local tax bureaus in charge. In particular, Shanghai Heyuan Media Co., Ltd. has been filing its enterprise income tax based on a deemed tax basis at 4.0% on revenues. In addition, our subsidiaries and affiliated entities in China are subject to a 3.0% to 5.0% business tax on gross revenues generated from providing services. Business tax generally includes two additional fees, the city construction fee and the education fee, which are generally calculated at 7.0% and 3.0%, respectively, on business tax. Our advertising revenues are generally also subject to an additional 3.0% culture charge. However, some of our subsidiaries, including affiliated entities, in China are entitled to certain preferential income treatments described below.

The State Administration of Taxation and its delegates are authorized to grant exemptions from enterprise income tax of up to two years to newly established domestic companies that are engaged in consulting services or technology services, are in the information industry, or are cultural media enterprises. Some of our subsidiaries, including consolidated entities, are entitled to tax exemptions. For example, Beijing Taide and Shangtuo Zhiyang International Advertising (Beijing) Co., Ltd., two affiliated entities in our advertising group, were granted exemptions from enterprise income tax in 2005 and 2006 and in 2006 and 2007, respectively. Beijing Jin Long Run Xin Advertising Co., Ltd., a subsidiary of an affiliated entity in our advertising group, was granted an exemption from enterprise income tax for 2005 and 2006. Also, Shanghai Yuan Zhi Advertising Co., Ltd., an affiliated entity in our broadcast group, and Economic Observer Advertising, a subsidiary of an affiliated entity, which is part of our print group, were granted exemptions from enterprise income tax for 2006 and 2007. Beijing Jingshi Jingguan Advertising Co., Ltd., a subsidiary of an affiliated entity in our print group, received an exemption from enterprise income tax for 2006 and 2007. Xintai Huade Advertising Co., Ltd., an affiliated entity in our advertising group, was granted an exemption from enterprise income tax for 2006 and 2007. Beijing Century Media received an exemption from enterprise income tax for 2005 and 2007. Beijing Century Workshop Communications Co., Ltd., a subsidiary of an affiliated entity in our production group, received exemptions from enterprise income tax in 2005, 2006 and 2007. Shanghai Renhe Movie and Television Intermediary Co. Ltd. received an exemption from enterprise income tax in 2007 and plans to apply for an exemption for 2008.

Preferential tax treatments granted to some of our consolidated entities are subject to review and may be adjusted or revoked at any time. In addition, if the government regulations or authorities were to phase out preferential tax benefits currently granted to newly established domestic companies that are engaged in consulting services, technology services or the information industry, our consolidated entities that have been entitled to such preferential tax benefits would be subject to the standard statutory tax rate, which is 25% as of January 2008. The discontinuation of any preferential tax treatments currently available to us will cause our effective tax rate to increase, which could have a material adverse effect on our results of operations.

Furthermore, under the new PRC tax law, a “resident enterprise,” which includes an enterprise established outside of China with “de facto management bodies” within China, are subject to PRC income tax on its global income. If the PRC tax authorities subsequently determine that we and our subsidiaries established outside of China should be deemed as a resident enterprise, the we and our subsidiaries established outside of China will be subject to PRC income tax at a rate of 25%. The new PRC tax law provides, however, that dividends distributed between qualified resident enterprises are exempted. According to the Implementation Regulations of the Enterprise Income Tax Law, the qualified dividend and profit distribution from equity investment between resident enterprises shall refer to investment income derived by a resident enterprise from the direct investment in other resident enterprises with exception to the investment income from circulating stocks issued publicly by resident enterprises and traded on stock exchanges where the holding period is less than 12 months. As the term “resident enterprises” needs further clarification and interpretation, we cannot assure you that if we and our subsidiaries established outside of China are deemed resident enterprises, the dividends distributed by our subsidiaries incorporated in China as foreign-invested enterprises to their direct shareholders would be regarded as dividends distributed between qualified resident enterprises, and be exempted from the enterprise income tax. In addition, even if we and our subsidiaries established outside of China would not be deemed as a resident enterprise, they still may be regarded as a “non-resident enterprise”, and under the new PRC enterprise income tax law and its implementation rules, dividends payable by a foreign-invested enterprise in China to its foreign investor who is a non-resident enterprise, will be subject to a 10% withholding tax unless any such foreign investor’s jurisdiction of incorporation has a tax treaty with China that provides for a different withholding arrangement. The direct shareholders of our subsidiaries incorporated in China as foreign-invested enterprises locate either in the British Virgin Islands or Hong Kong. The British Virgin Islands does not have such a tax treaty with China while according to the Mainland and Hong Kong Special Administrative Region Arrangement on Avoiding Double Taxation or Evasion of Taxation on Income agreed between China and Hong Kong in August 2006, dividends paid by a foreign-invested enterprise in China to its direct holding company in Hong Kong will be subject to withholding tax at a rate of no more than 5% (if the foreign investor owns directly at least 25% of the shares of the foreign-invested enterprise). See “Item 3.D. Risk Factors — Risks related to the regulation of our business and to our structure — The dividends we receive from our wholly-owned operating subsidiaries and our global income may be subject to PRC tax under the new PRC tax law, which would have a material adverse effect on our results of operations.”

Critical Accounting Policies

Our assets and liabilities, results of operations and cash flows are based upon our consolidated financial statements, which have been prepared in accordance with U.S. GAAP. The preparation of these financial statements requires us to make estimates and judgments that affect the reported amounts of our assets, liabilities, revenues and expenses, and related disclosure of our contingent assets and liabilities. We base our estimates and judgments on historical experience, knowledge of current conditions and beliefs of what could occur in the future given available information. We consider the following accounting policies to be both those most important to the portrayal of our financial condition and those that require the most subjective judgment. If actual results differ significantly from management’s estimates and projections, there could be a material effect on our financial statements.

Revenue recognition

Advertising sales revenues include revenues from the provision of advertisements in newspapers, magazines and billboards and are recognized when advertisements are published net of provisions for estimated rate adjustments and discounts. Payments received in advance are deferred until earned and such amounts are reported as deferred revenues included in accrued expenses and other payables of the accompanying consolidated balance sheets.

Publishing services revenues include management and information consulting fees relating to magazine subscriptions and sales of magazines, such as Money Journal, Funds Observer and Chinese Venture. Magazine subscription revenues are recognized over the subscription period. Single copy sales of magazines through distributors or retail outlets such as newsstands, supermarkets, and convenience stores are recognized when sold to the ultimate customers. Revenues from book sales are recognized when books are sold to end customers. To date, revenue from book sales has not been significant. We do not carry book and magazine inventories on our consolidated balance sheets. Costs of books and magazines published are charged to cost of revenues when incurred.

Advertising services revenues include revenues from event organization, sponsorship at events, advertising agency services, mobile value-added services, provision of market research services and provision of advisory and consulting services and are generally recognized as services are provided. Revenues from event organization, such as dramas, include ticketing revenue recognized upon the delivery of tickets and admission to the events. Revenues from sponsorship at events are generally recorded over the period of the applicable agreements commencing from the operating of the related event. Revenues from advertising agency service, provision of market research services and provision of advisory and consulting services are recognized when the services are provided.

Content production revenues include revenues from producing television programs, animations, visual effects and post-production for television commercials and broadcast design. Episodic television series are produced or acquired for distribution to the television market. Revenues are recognized when the master tape of the program is available for first airing under the terms of the related licensing agreement. Broadcast design mainly includes design of television channel logos, production of trailers for advertising the television channels, and image consulting and branding for the television channels. Revenue for the production of logos and trailers are recognized upon delivery of the products and customer acceptance. Revenues for image and branding consultations are recognized as the services are provided.

We record revenues net of applicable business taxes, which totaled $0.3 million for the period from May 26, 2005, the date our parent acquired our predecessor entity, EconWorld Media, to December 31 2005, and $1.9 million and $4.4 million for the years ended December 31, 2006 and 2007, respectively.

In the normal course of business, we act as an intermediary or agent in placing advertising transactions with television and radio stations with third parties. Such transactions are recorded at either gross or net basis depending on whether we act as the principal or as an agent in the transaction. We are considered the principal and record revenues on a gross basis in transactions where we purchase blocks of advertising time and attempt to sell the time to advertisers and when these transactions carry the substantial risks and rewards of ownership. We are considered an agent and record revenues on a net basis for those transactions in which we find advertising space for advertisers and when these transactions do not carry the substantial risks and rewards of ownership

We extend credit based upon an evaluation of a customer’s financial condition. We do not require collateral from customers to which we extend credit. Allowances for estimated credit losses are generally established based on historical experience.

Impairment of goodwill and long-lived assets

We are required to review our long-lived assets for impairment when events or changes in circumstances indicate the carrying value may not be recoverable. Goodwill and intangible assets with indefinite lives are required to be tested for impairment at least annually or more frequently if events or changes in circumstances indicate that the assets might be impaired. Should the carrying value of our goodwill or acquired intangible assets be determined to be impaired, their carrying value would be written down.

To assess potential impairment of goodwill and intangible assets with indefinite lives, we perform an assessment of the carrying value of our reporting units at least on an annual basis or when events and changes in circumstances occur that would more likely than not reduce the fair value of our reporting units below their carrying value. If the carrying value of a reporting unit exceeds its fair value, we would perform the second step in our assessment process and record an impairment loss to earnings to the extent the carrying amount of the reporting unit’s goodwill exceeds its implied fair value. We estimate the fair value of our reporting units through internal analysis and external valuations, which utilize income and market valuation approaches through the application of capitalized earnings and discounted cash flow. These valuation techniques are based on a number of estimates and assumptions, including the projected future operating results of the reporting unit, appropriate discount rates and long-term growth rates.

There were no impairment losses in the years ended December 31, 2006 and 2007.

Income taxes

We recognize deferred income taxes for temporary differences between the tax basis of assets and liabilities and their reported amounts in the financial statements, net operating loss carryforwards and credits by applying enacted statutory tax rates applicable to future years. Deferred tax assets are reduced by a valuation allowance when, in our opinion, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Current income taxes are provided for in accordance with the laws of the relevant taxing authorities. The components of the deferred tax assets and liabilities are individually classified as current and non-current based on their characteristics.

Income taxes generated from our Hong Kong operations have not been material as we have not had significant operations in Hong Kong to date. For our operations based in the PRC in 2007, we were taxed at a statutory rate of 33% (30% state income tax plus 3% local income tax) applied to PRC taxable income reported in our PRC statutory financial statements.

Valuation of share-based compensation

We account for share-based compensation to our employees based on SFAS No. 123R and will record compensation expense based on the fair value of the options, shares and warrants on the date of grant. We incurred share-based compensation expenses of $2.4 million and $3.1 million for the years ended December 31, 2006 and 2007, respectively.

With respect to the non-vested shares granted in June 2006, we retained an independent appraiser to produce a valuation report on the fair value of our company. Significant management judgment is involved in determining the underlying variables. We concluded that $0.60 was the fair value based on management’s evaluation of the report.

In the third quarter of 2006, we granted share options to our employees. In addition, we issued warrants to purchase common shares to a consultant in December 2006. We used the Black-Scholes option-pricing model to determine the amount of employee share-based compensation expense for these share options and warrants. In January 2007, we issued warrants to purchase common shares to an employee. In April and September 2007, we granted share options to three and four independent directors, respectively. We used the Binomial option-pricing model to determine the amount of employee share-based compensation expense for these share options and warrants. The Black-Scholes and Binomial approaches require us to make assumptions on such variables as share price volatility, expected lives of options and discount rates. Changes in these assumptions could significantly affect the amount of employee share-based compensation expense we recognize in our consolidated financial statements. See “— Operating costs and expenses — Share-based compensation expenses”.

Recent Accounting Pronouncements

In February 2006, the Financial Accounting Standards Board, or FASB, issued FASB No. 155, “Accounting for Certain Hybrid Financial Instruments — an amendment of FASB Statements No. 133 and 140” (“SFAS No. 155”). This statement is effective for all financial instruments acquired, issued, or subject to a remeasurement (new basis) event occurring after the beginning of an entity’s first fiscal year that begins after September 15, 2006. We adopted SFAS No. 155 in 2007.

In September 2006, the FASB issued SFAS No. 157, “Fair Value Measurement” (“SFAS No. 157”). SFAS No. 157 addresses standardizing the measurement of fair value for companies who are required to use a fair value measure for recognition or disclosure purposes. The FASB defines fair value as “the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.” SFAS No. 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007 and interim periods within those fiscal years. We are currently evaluating the potential impact of the adoption of SFAS No. 157 on its consolidated financial statements.

In February 2007, the FASB issued SFAS No. 159, “The Fair Value Options for Financial Assets and Financial Liabilities” (SFAS No. 159). SFAS No. 159 permits an entity, on a contract-by-contract basis, to make an irrevocable election to account for certain types of financial instruments and warranty and insurance contracts at fair value, rather than historical cost, with changes in the fair value, whether realized or unrealized, recognized in earnings. SFAS No. 159 is effective for financial year beginning on or after November 15, 2007. We are evaluating the impact, if any, of the adoption of SFAS No. 159. It is not expected to have a material impact on our financial position, results of operations and cash flows.

In June 2007, the Emerging Issues Task Force (“EITF”) of FASB ratified EITF Issue 06-11 “Accounting for the Income Tax Benefits of Dividends on Share-Based Payment Awards” (“EITF 06-11”). EITF 06-11 provides that tax benefits associated with dividends on share-based payment awards be recorded as a component of additional paid-in capital. EITF 06-11 is effective, on a prospective basis, for fiscal years beginning after December 15, 2007. We are currently assessing the impact of EITF 06-11 on its consolidated financial position and results of operations.

In 2007, the EITF of FASB issued EITF Issue 07-3, “Accounting for Nonrefundable Advance Payments for Goods or Services Received for Use in Future Research and Development Activities” (“EITF 07-3”). EITF reached a consensus that nonrefundable advance payments to acquire goods or pay for services that will be consumed or performed in a future period in conducting research and development activities on behalf of the entity should be recorded as an asset when the advance payments are made. Capitalized amounts should be recognized as expense when the related goods are delivered or services are performed, that is, when the goods without alternative future use are acquired or the service is rendered. EITF 07-3 is effective for fiscal years beginning after December 15, 2007. We are evaluating the impact, if any, of the adoption of EITF 07-3. It is not expected to have a material impact on our financial position, results of operations or cash flows.

In December 2007, FASB issued SFAS No. 141 (revised 2007), “Business Combinations” (“SFAS No. 141R”). The objective of SFAS No. 141R is to improve the relevance, representational faithfulness, and comparability of the information that a reporting entity provides in its financial reports about a business combination and its effects. SFAS No. 141R is effective for financial statements issued for fiscal years beginning on or after December 15, 2008. We are evaluating the impact, if any, of the adoption of SFAS No. 141R. It is not expected to have a material impact on our financial position, results of operations and cash flows.

In December 2007, the FASB issued SFAS No. 160, “Noncontrolling Interest in Consolidated Financial Statements” (“SFAS No. 160”). SFAS No. 160 amends Accounting Research Bulletin No. 51, “Consolidated Financial Statements”, to establish accounting and reporting standards for the noncontrolling interest in a subsidiary and for the deconsolidation of a subsidiary. SFAS No. 160 defines “a noncontrolling interest, sometimes called a minority interest, is the portion of equity in a subsidiary not attributable, directly or indirectly, to a parent”. The objective of SFAS No. 160 is to improve the relevance, comparability, and transparency of the financial information that a reporting entity provides in its consolidated financial statements. SFAS No. 160 is effective for fiscal years, and interim periods within those fiscal years, beginning on or after December 15, 2008. We are evaluating the impact, if any, of the adoption of SFAS No. 160.

In March 2008, the FASB issued SFAS No. 161, Disclosures about Derivative Instruments and Hedging Activities, (“SFAS No. 161”). This statement establishes enhanced disclosures about the entity’s derivative and hedging activities. This statement is effective for fiscal years and interim periods beginning after November 15, 2008, with early application encouraged. Adoption of SFAS No. 161 will result in enhanced disclosure regarding our derivatives. We are evaluating the impact, if any, of the adoption of SFAS No. 161.

Results of Operations

The following table sets forth a summary of the consolidated statements of operations of our company for the periods indicated. This information should be read together with the consolidated financial statements of our company, including the related notes, that appear elsewhere in this annual report. The period from May 26, 2005 to December 31, 2005 cannot be compared to our years ended December 31, 2006 and 2007 because these periods are of different lengths and because our scope of operations during these periods changed. Our limited operating history makes it difficult to predict our future operating results. Therefore, our historical consolidated results of operations are not necessarily indicative of our results of operations you may expect for any future period.

	Period from
	May 26,
	2005(1) to	Year Ended	Year Ended
	December 31,	December 31,	December 31,
	2005	2006	2007
	(In thousands, except per share data)

Net revenues:
Content production	$3,641	$6,545	$7,681
Advertising sales	387	6,691	39,282
Advertising services	580	44,862	86,681
Publishing services	787	868	1,195

Total net revenues	5,395	58,966	134,839

Cost of revenues:
Content production	651	2,829	3,707
Advertising sales	85	1,912	19,490
Advertising services	154	27,654	58,048
Publishing services	534	1,386	854

Total cost of revenues	1,424	33,781	82,099

	Period from
	May 26,
	2005(1) to	Year Ended	Year Ended
	December 31,	December 31,	December 31,
	2005	2006	2007
	(In thousands, except per share data)

Operating expenses:
Selling and distribution	293	5,277	14,877
General and administrative(2)	1,248	12,840	24,349

Total operating expenses	1,541	18,117	39,226

Other operating income	—	—	2,262

Income from operations	2,430	7,068	15,776

Other income (expense), net	(21)	(898)	1,340

Provision for income taxes (benefit)	929	1,070	(12,226)

Minority interest	129	1,704	1,303

Equity loss of an investment	—	52	—

Net income	$1,351	$3,344	$28,039
Deemed dividend on redeemable convertible preferred shares	—	(2,157)	—
Dividends declared to redeemable convertible preferred shares	—	(5,335)	(1,338)

Net income (loss) attributable to holders of common shares	$1,351	$(4,148)	$26,701

Net income (loss) per share:
Basic — Class A common share	$—	$(0.08)	$0.23
Basic — Class B common share	$0.03	$(0.08)	$0.23
Diluted — Class A common share	$—	$(0.08)	$0.21
Diluted — Class B common share	$0.03	$(0.08)	$0.21
Shares used in computation:
Basic — Class A common share	—	5,084	66,166
Basic — Class B common share	42,613	44,693	50,055
Diluted — Class A common share	—	5,084	86,315
Diluted — Class B common share	42,613	44,693	50,055

(1)	Date our parent acquired 60% of EconWorld Media, our predecessor.

(2)	Includes share-based compensation expense of $2.4 million and $3.1 million for the years ended December 31, 2006 and 2007, respectively.

Year ended December 31, 2007 Compared to Year Ended December 31, 2006

Net revenues.  We generated net revenues of $59.0 million and $134.8 million for the years ended December 31, 2006 and 2007, respectively, from the following sources:

•	Content production. Our net revenues from content production were $6.5 million and $7.7 million, and constituted 11.1% and 5.7% of our total net revenues, for the years ended December 31, 2006 and 2007, respectively. Our content production revenues for 2006 and 2007 represented primarily revenues from the production and distribution of drama series and other television programs, graphic design services, provision of post-production services and animation. Although our revenues from content production increased between 2006 and 2007, our revenues from content production as a percentage of total net revenues decreased due primarily to greater growth in other parts of our business and in particular to our acquisition of entities that produce revenues from other sources.

•	Advertising sales. Our net revenues from advertising sales were $6.7 million and $39.3 million, and constituted 11.3% and 29.1% of our total net revenues, for the years ended December 31, 2006 and 2007, respectively. Our advertising sales revenues for 2006 primarily consisted of advertising sales generated by the Economic Observer and Money Journal, provision of content and sales of advertising in relation to radio, sales of advertising and sponsorship on our Fortune China programs and our agreement with Shanghai Camera. Our advertising sales revenues for 2007 included increased sales from the preceding revenue sources from organic growth, which includes advertising revenues generated by Funds Observer, Chinese Venture, Weather Forecast and our agreement with Shanghai Camera, as well as increased revenues due to acquisitions, which includes advertising sales generated by our outdoor advertising network and the provision of content and sales of advertising in relation to channel FM107.7 of the Guangdong People’s Radio Station.

•	Advertising Services. Our net revenues from advertising services were $44.9 million and $86.7 million, and constituted 76.1% and 64.3% of our total net revenues, for the years ended December 31, 2006 and 2007, respectively. Our advertising services revenues for 2006 were derived primarily from advertising agency services for print and television for advertising, marketing services, including events organization, visual design and production, advertising services for billboards and websites and research services. Our advertising services for 2007 included increased sales from the preceding revenue sources from organic growth as well increased revenues due to acquisitions, which includes sales of mobile value-added services.

•	Publishing services. Our net revenues from publishing services were $0.9 million and $1.2 million, and constituted 1.5% and 0.9% of our total net revenues, for the years ended December 31, 2006 and 2007, respectively. Our publishing services revenues for 2006 primarily consisted of subscription fees and retail sales of Money Journal while our publishing services revenues for 2007 primarily consisted of subscription fees and retail sales of Money Journal, Funds Observer and China Venture. Although our revenues from publishing services increased between 2006 and 2007, our revenues from publishing services as a percentage of total net revenues decreased due primarily to greater growth in other parts of our business and in particular to our acquisition of entities that produce revenues from other sources.

Cost of revenues.  Our total cost of revenues was $33.8 million and $82.1 million, and constituted 57.3% and 60.1% of our total net revenues, for the years ended December 31, 2006 and 2007, respectively. Our total cost of revenues consisted of the following:

•	Content production. Our content production cost of $2.8 million and $3.7 million constituted 8.4% and 4.5% of our total cost of revenues for the years ended December 31, 2006 and 2007, respectively, and represented primarily costs of purchasing distribution rights of programs, development costs, pre-production costs, production overhead and purchases of software and hardware. Our cost of revenues attributable to content production as a percentage of total cost of revenues decreased due primarily to greater growth in other parts of our business and in particular to our acquisition of entities that produce other types of revenues.

•	Advertising sales. Our advertising sales cost of $1.9 million and $19.5 million constituted 5.6% and 23.8% of our total cost of revenues for the years ended December 31, 2006 and 2007, respectively. Our cost of revenues from advertising sales in 2006 primarily consisted of amortization of advertising rights in relation to the Economic Observer, production fees for our Fortune China operations, and costs to secure advertising time for radio. Our cost of revenues from advertising sales in 2007 included the preceding costs as well as increased costs due to organic growth, including costs associated with Funds Observer, Chinese Venture and Weather Forecast, and costs attributable to our acquisitions, including costs associated with our outdoor advertising network and the provision of content and sales of advertising in relation to channel FM107.7 of the Guangdong People’s Radio Station. Our cost of revenues attributable to advertising sales as a percentage of total cost of revenues increased primarily due to organic growth and acquisitions.

•	Advertising services. Our advertising services cost of $27.7 million and $58.0 million accounted for 81.9% and 70.7% of our total cost of revenues for the years ended December 31, 2006 and 2007, respectively. Our cost of revenues from advertising services in 2006 was incurred primarily in connection with the purchase of advertising time or space from various media and events organization cost. Our cost of revenues from advertising services in 2007 included the preceding costs as well as increased cost due to organic growth and cost attributable to our acquisitions, including cost associate with our provision of mobile value-added services. Our cost of revenues attributable to advertising services as a percentage of total cost of revenues fell approximately in line with the decrease in revenues attributable to advertising services as a percentage of total net revenues.

•	Publishing services. Our publishing services cost of $1.4 million and $0.9 million constituted 4.1% and 1.0% of our total cost of revenues for the years ended December 31, 2006 and 2007, respectively, and primarily consisted of costs incurred relating to the publication and distribution of Money Journal and certain books as well as, for 2007, costs incurred relating to the publication and distribution of Funds Observer and China Venture. Our cost of revenues attributable to publishing services decreased due to allocation of part of our publishing services costs to advertising services in 2007. Our cost of revenues attributable to publishing services as a percentage of total cost of revenues decreased due primarily to a decrease in cost of revenues from publishing services and due to greater growth in other parts of our business and in particular to our acquisition of entities that incur other types of costs.

Operating expenses.  Our total operating expenses of $18.1 million and $39.2 million constituted 30.7% and 29.1% of our total net revenues for the years ended December 31, 2006 and 2007, respectively, and consisted of the following:

•	Selling and distribution expenses. Our selling and distribution expenses of $5.3 million and $14.9 million, representing 29.1% and 37.9% of our total operating expenses for the years ended December 31, 2006 and 2007, respectively, primarily consisted of amortization of intangible assets, salaries and benefits for our sales and marketing personnel, and promotional and marketing expenses. Our selling and distribution expenses as a percentage of our total operating expenses increased between 2006 and 2007 primarily due to an increase in amortization expenses of $1.8 million, an increase in marketing costs of $5.1 million and an increase in staff costs of $2.4 million.

•	General and administrative expenses. Our general and administrative expenses of $12.8 million and $24.3 million, or 70.9% and 62.1% of our total operating expenses for the years ended December 31, 2006 and 2007, respectively, primarily consisted of compensation and benefits of our administrative staff, rental and travel expenses. Our general and administrative expenses as a percentage of our total operating expenses decreased between 2006 and 2007 as we benefited from greater economies of scale.

Other operating income.  We recorded other operating income of $2.3 million for the year ended December 31, 2007, representing reimbursement of initial public offering related expenses by The Bank of New York in the first quarter of 2007. The initial public offing related expenses had been recorded in the 2006 income statement as operating expenses because they were not considered to be directly related to sales of securities and related primarily to audit fees and fees paid to consultants during the listing period. There was no operating income recorded in 2006.

Other expense, net.  Our other expense, net, of $0.9 million for the year ended December 31, 2006 represented interest expense of a convertible loan, imputed interest on long-term obligations, and other liabilities net of interest income. Our other income, net, of $1.3 million for the year ended December 31, 2007 represented interest expense of a convertible loan, imputed interest on long-term obligations, and other liabilities net of interest income, interest income from a loan to a related party of $1.2 million, a realized gain on a currency linked note of $0.7 million and the relinquishment by minority shareholders of their equity interest in a sub-group of $0.8 million.

Provision for income taxes.  For the year ended December 31, 2006, we recorded a provision of $1.1 million for income taxes, which included $1.8 million for income taxes offset by a deferred tax credit of $0.7 million. Our effective tax rate was 17.3% for the same period. For the year ended December 31, 2007, we recorded a provision of $12.2 million for income taxes mainly due to a $12.3 million reduction of deferred tax liabilities in the first quarter of 2007, which resulted from a reduction in the PRC enterprise income tax that became effective on January 1, 2008. The $12.3 million reduction of deferred tax liabilities was taken in the first quarter of 2007 because the reduction of the PRC enterprise income tax rate was enacted in March 2007 and this reflected the impact of the change in the rate on temporary differences revising once the new rate became effective in 2008. We also recorded $3.3 million for income taxes offset by a $3.2 million deferred tax credit. Our effective tax rate was 0.6% for the period. The change in provision for income taxes was due mainly to increased profits at subsidiaries that enjoy tax holidays and the acquisition of subsidiaries that enjoy tax holidays.

Minority interest.  Minority interest of $1.7 million and $1.3 million for the years ended December 31, 2006 and 2007, respectively, representing the portions of our income certain minority shareholders of the subsidiaries of Beijing Century Media, Xinhua Finance Advertising Limited, Singshine (Holdings) Hongkong Ltd. and minority shareholders of Small World Television Limited received and former minority shareholders of the subsidiaries of Beijing Perspective Orient Movie and Television Intermediary Co. Ltd. were entitled to receive.

Net income.  We had net income of $3.3 million and 28.0 million for the years ended December 31, 2006 and 2007, respectively. A loss of $4.1 million was attributable to holders of common shares in 2006 due to dividends and deemed dividends to Patriarch Partners, the holder of our preferred shares. An income of $26.7 million was attributable to holders of common shares in 2007 due to the increase in our net income.

Our consolidated results of operations for the period from May 26, 2005 to December 31, 2005

Net revenues.  Our total net revenues of $5.4 million represented revenues of $3.6 million from content production and revenues of $1.8 million from advertising sales, advertising services and publishing services.

•	Content production. Net revenues of $3.6 million from content production constituted 67.5% of our total net revenues and represented primarily revenues earned by Beijing Century Media in producing and distributing television drama series and other programs, providing graphic design services and creating animation.

•	Advertising sales. Net revenues of $387,000 from advertising sales, representing 7.1% of our total net revenues, primarily consisted of revenues generated by placing advertisements on the pages of Money Journal.

•	Advertising services. Net revenues of $580,000 from advertising services accounted for 10.8% of our total net revenues and were derived primarily from providing marketing services, including events organization services.

•	Publishing services. Net revenues of $787,000 from publishing services, representing 14.6% of our total net revenues, primarily consisted of subscription fees and retail sales of Money Journal.

Cost of revenues.  Our total cost of revenues of $1.4 million consisted of content production cost of $651,000 and cost of $773,000 relating to advertising sales, advertising services and publishing services.

•	Content production. Content production cost of $651,000 constituted 45.7% of our total cost of revenues and represented primarily amortization of capitalized cost in producing, purchasing and distributing television drama series and other programs.

•	Advertising sales. Advertising sales cost of $85,000, representing 6.0% of our total cost of revenues, primarily consisted of commissions we paid to advertising agents for placing advertisements on the pages of Money Journal.

•	Advertising services. Advertising services cost of $154,000 accounted for 10.8% of our total cost of revenues and was incurred primarily in connection with our events organization services, including booking venues, printing material and purchasing flight tickets for certain guests.

•	Publishing services. Publishing services cost of $534,000, representing 37.5% of our total cost of revenues, primarily consisted of costs incurred relating to the publication and distribution of Money Journal and certain books.

Operating expenses.  Our total operating expenses of $1.5 million consisted of selling and distribution expenses of $293,000 and general and administrative expenses of $1.2 million.

•	Selling and distribution expenses. Our selling and distribution expenses of $293,000 represented 19.0% of our total operating expenses and primarily consisted of salaries and benefits for our sales and marketing personnel and promotional and marketing expenses.

•	General and administrative expenses. Our general and administrative expenses of $1.2 million accounted for 81.0% of our total operating expenses and primarily consisted of compensation and benefits of administrative staff, rental and travel expenses.

Other income (expense), net.  Our other expense, net, of $22,000 represented interest payments to certain minority shareholders of EconWorld Media for outstanding loans from such shareholders in excess of interest income we earned over the same period.

Provision for income taxes.  We recorded a provision of $929,000 for income taxes according to the laws of the relevant tax authorities. Our effective tax rate was 38.6%.

Minority interest.  Minority interest of $129,000 represented the portions of our income certain former minority shareholders of Beijing Century Media were entitled to receive.

Net income.  We had a net income of $1.4 million which was 25.0% of our total net revenues.

Discussion of segment operations

In our management’s view, we operate through five operating groups that offer distinct products and services, consisting of broadcast, print, production, advertising and research. These five operating groups constitute our five reportable segments. However, for the period from May 26, 2005 to December 31, 2005, we only had two reportable segments, namely, print and production. For the years ended December 31, 2006 and 2007, we had all five reportable segments. The following table lists our net revenues and operating costs and expenses by reportable segments for the periods indicated.

	Period from
	May 26, 2005(1) to	Year Ended	Year Ended
	December 31, 2005	December 31, 2006	December 31, 2007
	(In thousands)

Net revenues of reportable segments:
Broadcast	$—	$1,401	$28,214
Print	1,754	13,589	19,757
Production	3,641	6,545	7,681
Advertising	—	35,628	74,141
Research	—	1,803	5,046

Total net revenues of our company	5,395	58,966	134,839

Cost of revenues and other operating expenses excluding depreciation and amortization:
Broadcast	—	1,988	13,721
Print	1,627	7,112	8,786
Production	460	2,539	2,924
Advertising	—	26,178	57,154
Research	—	1,079	3,891
XFM Corporate	301	7,767	12,401	(2)

Total cost of revenues and other operating expenses excluding depreciation and amortization	2,388	46,663	98,877

	Period from
	May 26, 2005(1) to	Year Ended	Year Ended
	December 31, 2005	December 31, 2006	December 31, 2007
	(In thousands)

Depreciation and amortization:
Broadcast	—	571	12,105
Print	116	795	1,831
Production	461	1,263	2,128
Advertising	—	2,489	3,684
Research	—	110	300
XFM Corporate	—	7	138

Total depreciation and amortization	577	5,235	20,186

Operating income (loss):
Broadcast	—	(1,158)	2,388
Print	11	5,682	9,140
Production	2,720	2,743	2,629
Advertising	—	6,961	13,303
Research	—	614	855
XFM Corporate	(301)	(7,774)	(12,539)

Total operating income	$2,430	$7,068	$15,776

(1)	Date our parent acquired 60% of EconWorld Media, our predecessor.

(2)	Offset by $2,261,788 in other operating income due to reimbursement of initial public offering expenses by the depositary bank pursuant to a deposit agreement in March 2007. Those initial public offering expenses had been recorded in the 2006 income statement as operating expenses because they were not considered to be directly related to sales of securities.

Year ended December 31, 2007 Compared to Year Ended December 31, 2006

Net Revenues.  Our total net revenues of $59.0 million and $134.8 million for the years ended December 31, 2006 and 2007, respectively, were generated by our operating groups as follows:

•	Broadcast group. Our net revenues from the broadcast group were $1.4 million and $28.2 million and constituted 2.4% and 20.9% of our total net revenues for the years ended December 31, 2006 and 2007, respectively. Our net revenues from the broadcast group in 2006 primarily consisted of provision of content and sales of advertising in relation to radio, sales of advertising and sponsorship on Inner Mongolia Satellite Television, and sales of advertising and sponsorship on our Fortune China programs. Increases in our net revenues for the broadcast group in 2007 primarily consisted of organic growth in the above as well as revenues attributed to our acquisitions of M-in and Singshine Communication.

•	Print. Net revenues of $13.6 million and $19.8 million from the print group, or 23.0% and 14.7% of our total net revenues for the years ended December 31, 2006 and 2007, respectively, were derived primarily from marketing services, including events organizing, advertising sales relating to the Economic Observer and Money Journal, and publishing revenues. Although our revenues from the print group increased between 2006 and 2007 partly due to publishing the new magazines Funds Observer and Chinese Venture, our revenues from the print group as a percentage of total net revenues decreased due primarily to acquisitions and greater growth in other operating groups.

•	Production. Net revenues of $6.5 million and $7.7 million from the production group constituted 11.1% and 5.7% of our total net revenues for the years ended December 31, 2006 and 2007, respectively, and represented primarily revenues from the production and distribution of drama series and other television programs, animation, graphic design services and provision of post-production services. Although our revenues from production increased between 2006 and 2007 due to organic growth, our revenues from production as a percentage of total net revenues decreased due primarily to acquisitions and greater growth in other operating groups.

•	Advertising. Our net revenues from the advertising group were $35.6 million and $74.1 million, representing 60.4% and 55.0% of our total net revenues, for the years ended December 31, 2006 and 2007, respectively. Our net revenues from the advertising group in 2006 primarily consisted of advertising services revenues derived from advertising agency services for print and television, revenues derived from marketing services, including events organization, visual design, and advertising services for billboard and websites. Increases in our net revenues for the advertising group in 2007 primarily consisted of organic growth in the above in addition to revenues attributed to our acquisitions of Singshine Marketing, Convey, JCBN China and JCBN Hong Kong.

•	Research. Net revenues of $1.8 million and $5.0 million from the research group constituted 3.1% and 3.7% of our total net revenues for the years ended December 31, 2006 and 2007, respectively. Increases in net revenues for the research group in 2007 were primarily due to organic growth.

Cost of revenues and other expenses excluding depreciation and amortization.  Our total costs of revenues and other expenses excluding depreciation and amortization of $46.7 million and $98.9 million for the years ended December 31, 2006 and 2007, respectively consisted of the following:

•	Broadcast group. Broadcast group costs of $2.0 million and $13.7 million constituted 4.3% and 13.9% of our total cost of revenues and other operating expenses excluding depreciation and amortization for the years ended December 31, 2006 and 2007, respectively. Broadcast group costs in 2006 primarily consisted of production fees and salaries of reporters and editors. Broadcast group costs in 2007 primarily consisted of the same costs as well as cost associated with our operation of our mobile value-added services system. Our cost of revenues attributable to the broadcast group grew between 2006 and 2007 primarily due to organic growth and increased costs due to acquisitions while cost of revenues as a percentage of total cost of revenues increased primarily due to costs attributed to our acquisitions of M-in and Singshine Communication.

•	Print. Print group costs of $7.1 million and $8.8 million, or 15.2% and 8.9% of our total cost of revenues and other operating expenses excluding depreciation and amortization for the years ended December 31, 2006 and 2007, were incurred primarily from event organization costs, including booking venues, printing material and purchasing flight tickets for certain guests, costs incurred relating to the publication and distribution of Money Journal and certain books and sales commissions. Our cost of revenues attributable to the print group grew between 2006 and 2007 primarily due to organic growth while cost of revenues as a percentage of total cost of revenues decreased primarily due greater growth in cost of revenues in other operating groups.

•	Production. Production group costs of $2.5 million and $2.9 million constituted 5.4% and 3.0% of our total cost of revenues and other operating expenses excluding depreciation and amortization for the years ended December 31, 2006 and 2007, and represented primarily costs of purchasing distribution rights of programs, development costs, pre-production costs, salaries and allowances, production overhead and purchases of software and hardware. Our cost of revenues attributable to production grew between 2006 and 2007 primarily due to organic growth while cost of revenues as a percentage of total cost of revenues decreased primarily due to greater growth in cost of revenues in other operating groups.

•	Advertising. Advertising group costs of $26.2 million and $57.1 million, representing 56.1% and 57.8% of our total cost of revenues and other operating expenses excluding depreciation and amortization for the years ended December 31, 2006 and 2007, primarily consisted of the purchase of advertising time or space from various media outlets, events organization costs, salaries and allowances, marketing costs, and sales commissions. Our cost of revenues attributable to the advertising group grew between 2006 and 2007 primarily due to organic growth and increased costs due to our acquisitions of Singshine Marketing, Convey, JCBN China and JCBN Hong Kong while cost of revenues as a percentage of total cost of revenues decreased primarily due to due greater growth in cost of revenues in other operating groups.

•	Research. Research group costs of $1.1 million and $3.9 million constituted 2.3% and 3.9% of our total cost of revenues and other operating expenses excluding depreciation and amortization for the years ended December 31, 2006 and 2007, respectively, and primarily consisted of salaries, costs for outsourcing research, translation costs and transportation costs. Our cost of revenues attributable to the research group grew between 2006 and 2007 primarily due to organic growth while cost of revenues as a percentage of total cost of revenues increased primarily due to organic growth.

•	XFM corporate. Corporate costs of $7.8 million and $12.4 million constituted 16.7% and 12.5% of our total cost of revenues and other operating expenses excluding depreciation and amortization for the years ended December 31, 2006 and 2007, respectively, and consisted primarily of staff benefits, staff salary, auditor remuneration and legal and professional fees. Our cost of revenues attributable to the XFM corporate grew between 2006 and 2007 primarily due to our increased size from organic growth and acquisitions while cost of revenues as a percentage of total cost of revenues decreased primarily due to our benefiting from increased economies of scale.

Period from May 26, 2005 to December 31, 2005

Net Revenues.  Our total net revenues of $5.4 million represented revenues of $1.8 million from our print group and revenues of $3.6 million from our production group.

•	Print. Net revenues of $1.8 million from the print group, or 32.5% of our total net revenues, are derived from selling Money Journal through subscription and retail channels, providing events organization services and selling advertisements on the pages of Money Journal.

•	Production. Net revenues of $3.6 million from the production group constituted 67.5% of our total net revenues and represented primarily revenues earned by Beijing Century Media in producing and distributing television drama series and other programs, creating animation and providing graphic design services.

Cost of revenues and other expenses excluding depreciation and amortization.  Our total costs of revenues and other expenses excluding depreciation and amortization of $2.4 million consisted of print group cost of $1.6 million, production group cost of $460,000 and XFM corporate cost of $301,000.

•	Print. Print group cost of $1.6 million, or 68.1% of our total cost of revenues and other operating expenses excluding depreciation and amortization, consisted primarily of cost in connection with the publication and distribution of Money Journal and certain books, events organization cost, and commissions paid to advertising agents.

•	Production. Production group cost of $460,000 constituted 19.3% of our total cost of revenues and other operating expenses excluding depreciation and amortization and represented primarily amortization of capitalized cost in producing, purchasing and distributing television drama series and other programs marketing and promotion expenses and other costs related to our selling and marketing activities, and compensation and benefits of administrative staff.

Holding company structure

We are a holding company with no material operations of our own. We conduct our operations in the PRC primarily through our wholly- and majority-owned subsidiaries, other affiliated entities and strategic partners in the PRC and Hong Kong. As a result, our ability to pay dividends and to finance any debt we may incur depends upon dividends paid by our subsidiaries and service fees paid by an affiliated entity, Beijing Century Media. If our current or future subsidiaries incur debt on their own behalf in the future, the instruments governing their debt may restrict their ability to pay dividends to us. In addition, our wholly- and majority-owned subsidiaries in the PRC are permitted to pay dividends to us out of their retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. Under the PRC law, each of our subsidiaries and affiliated entities in the PRC is required to set aside at least 10% of its after-tax profits each year, if any, to fund certain statutory reserves until such reserves reach 50% of its registered capital, and to further set aside a portion of its after-tax profits to fund the employee welfare fund at the discretion of each subsidiary’s or affiliate’s board of directors or shareholders’ meeting. Although the statutory reserves can be used to, among other uses, increase the registered capital and eliminate future losses in excess of retained earnings of the respective companies, the reserves may not be distributed as cash dividends except in the event of liquidation of the companies. See Note 30 of our consolidated financial statements included elsewhere in this annual report.

Inflation

Inflation in China has not materially impacted our results of operations in recent years. According to the National Bureau of Statistics of China, the increase of the consumer price index in China was 3.9% in 2004, 1.8% in 2005 and 1.5% in 2006 and 4.8% in 2007.

Foreign Currency

The exchange rate between U.S. dollar and RMB was in a decline trend, from July 2005 when the average exchange rate was 8.2264 to December 2007 when the average exchange rate was 7.3682, which resulted in foreign currency translation losses when we translated our financial assets from U.S. dollars into RMB.

B.	Liquidity and Capital Resources

Our principal sources of liquidity have been cash generated from financing activities, which consisted of funds raised in our initial public offering, bank borrowings, private placements of convertible preferred shares to, and borrowing from, Patriarch Partners, and a private placement of convertible preferred shares to Yucaipa. See “Item 7.B. Major shareholders and related party transactions — Related party transactions — Transactions with Patriarch Partners” and “Item 7.B. Major shareholders and related party transactions — Related party transactions — Transactions with Yucaipa”. As of December 31, 2007, we had $44.4 million in cash and $47.3 million in restricted cash. We do not have direct access to cash or future earnings of any of our PRC affiliated entities but can direct the use of their cash through agreements that provide us with effective control of these entities. See “Item 4.C. Information on the Company — Organizational structure — Agreements that provide effective control over our affiliated entities”.

We require cash to fund our ongoing business needs, particularly future acquisitions. Since our incorporation on November 7, 2005, we have made a number of strategic acquisitions and expect to continue to acquire businesses that complement our existing operations. See “— Overview — Acquisitions”. To date, we have not encountered any difficulties in meeting our cash obligations. We believe that our current cash, anticipated cash flow from operations, and the net proceeds we received from our initial public offering will be sufficient to meet our anticipated cash needs for the foreseeable future, given our current growth plans.

On March 31, 2006, we issued a promissory note in the amount of $38.2 million for the benefit of Xinhua Financial Network and a promissory note in the amount of $68.5 million for the benefit of our parent. See “Item 7.B. Major shareholders and related party transactions — Related party transactions — Transactions with our parent and its subsidiaries — Loan agreement with our parent and its subsidiaries”. During the year ended December 31, 2007, our parent paid on our behalf earn-out consideration related to our acquisitions of Beijing Century Media and Xinhua Finance Advertising of $7.4 million and $25.0 million, respectively, and direct costs of $0.2 million. We repaid $50.0 million in cash to our parent in 2007 and the remaining balance of $113.5 million dollars was permanently waived.

The following table sets forth a summary of our cash flows for the periods indicated:

	Period from
	May 26, 2005(1) to	Year Ended	Year Ended
	December 31, 2005	December 31, 2006	December 31, 2007
	(In thousands)

Net cash provided by (used in) operating activities	$109	$(4,463)	$20,293
Net cash provided by (used in) investing activities	376	(32,214)	(164,922)
Net cash provided by financing activities	1,594	70,104	151,259
Effect of exchange rate changes	2	846	1,452

Net increase in cash	2,081	34,273	8,083
Cash at beginning of period	—	2,081	36,354

Cash at end of period	$2,081	$36,354	$44,436

(1)	Date our parent acquired 60% of EconWorld Media, our predecessor.

Operating activities

We have financed our operating activities primarily through cash generated from operating and financing activities. We currently anticipate that we will be able to fund our operations beyond the next twelve months with operating cash flows, existing cash balances generated from financing activities, and the portion of the net proceeds from our initial public offering reserved for general corporate purposes.

Net cash provided by operating activities totaled $20.3 million for the year ended December 31, 2007 and was primarily attributable to (i) net income of $28.0 million, (ii) the add-back of non-cash items including depreciation and amortization of $20.2 million and share-based compensation of $3.1 million, (iii) accrued expenses and other payables of $8.3 million and (iv) imputed interest on long term payable of $4.5 million, partially offset by (i) an increase in accounts receivable of $18.2 million, (ii) deferred income tax of $15.5 million, (iii) an increase in prepaid expenses and other current assets of $6.2 million, and (iv) an increase in capitalized content production costs of $4.5 million. The increase in prepaid expenses and other current assets primarily consists of prepayments to acquire production content and advances to employees.

Net cash used in operating activities totaled $4.5 million for the year ended December 31, 2006 and was primarily attributable to (i) an increase in accounts receivable of $11.1 million, (ii) an increase in capitalized content production costs of $4.5 million, and (iii) an increase in prepaid expenses and other current assets of $3.8 million, partially offset by (i) net income of $3.3 million and (ii) the add-back of non-cash items including depreciation and amortization of $5.2 million and share-based compensation of $2.4 million. The increase in prepaid expenses and other current assets was primarily due to an advisory fee we paid to Patriarch Partners and a deposit to Small World for content production. See “Item 7.B. Major shareholders and related party transactions — Related party transactions — Transactions with Patriarch Partners — Advisory agreement among us, our parent, and Patriarch Partners Management Group, LLC” and “Item 4.B. Information on the Company — Business overview — Arrangements with partners and suppliers — Agreements related to Small World Television LLC”.

Net cash provided by operating activities amounted to approximately $109,000 in the period from May 26, 2005 to December 31, 2005 and was primarily attributable to (i) net income of $1.3 million, (ii) an add-back of non-cash items, such as $577,000 in depreciation and amortization, (iii) an increase of $169,000 in accounts payable, and (iv) an increase of $835,000 in income taxes payable, partially offset by an increase of $2.0 million in accounts receivable and a decrease of $847,000 in accrued expenses and other payables.

Investing activities

Net cash used in investing activities totaled $164.9 million for the year ended December 31, 2007 and was primarily attributable cash paid for acquisitions of subsidiaries, net of cash received of $103.2 million, investment in financial instruments of $65.0 million and an increase in restricted cash of $34.7 million, partially offset by $40.7 million in proceeds from disposal of a currency-linked note. The investment in financial instruments comprises an investment in principal protection barrier notes due on January 30, 2009 and the financial instrument disposed of was a USD/RMB currency linked note.

Net cash used in investing activities totaled $32.2 million for the year ended December 31, 2006 and was primarily attributable to an increase in restricted cash of $9.4 million, cash paid for acquisitions of subsidiaries, net of cash received of $7.9 million, an advance to an independent third party of $4.6 million and purchases of intangible assets of $4.2 million. The restricted cash is cash deposited in order to secure loans in RMB. The advance to an independent third party is for business development purposes.

Net cash provided by investing activities of $376,000 in the period from May 26, 2005 to December 31, 2005 primarily related to cash totaling $464,000 received in excess of cost from the acquisition of certain subsidiaries, partially offset by purchases of property and equipment totaling $88,000.

Financing activities

Net cash provided by financing activities totaled $151.3 million for the year ended December 31, 2007 and was attributable to net proceeds from our public offering of $202.6 million and bank borrowing raised of $48.7 million, partially offset by repayment to related parties of $48.4 million, bank borrowings repaid of $25.8 million, payment in long term payables of $16.5 million and repurchase of common shares of $8.6 million.

Net cash provided by financing activities totaled $70.1 million for the year ended December 31, 2006 and was attributable to the issuance of $60.0 million of convertible preferred shares to Patriarch Partners, the borrowing of a $10.0 million loan from Patriarch Partners and bank borrowings of $5.6 million, partially offset by dividends paid on preferred shares of $3.6 million. See “Item 7.B. Major shareholders and related party transactions — Related party transactions — Transactions with Patriarch Partners”.

Our net cash provided by financing activities of $1.6 million in the period from May 26, 2005 to December 31, 2005 consisted of proceeds from the issuance of EconWorld Media ordinary shares, partially offset by a decrease in the amount due to a related party.

The following table summarizes our outstanding borrowings as of December 31, 2007:

Lender	Principal	Date of Loan	Due Date	Interest Rate

Bank loan	RMB21.5 million ($2.9 million)	September 9, 2007	September 8, 2008	6.32% per year
Bank loan	RMB17.0 million ($2.3 million)	December 28, 2007	June 28, 2008	5.91% per year
Bank loan	RMB39.0 million ($5.3 million)	October 9, 2007	April 9, 2008	5.83% per year
Bank loan	RMB42.0 million ($5.7 million)	December 17, 2007	June 17, 2008	5.83% per year
Bank loan	RMB25.0 million ($3.4 million)	July 26, 2007	January 28, 2008	5.43% per year
Bank loan	RMB22.4 million ($3.0 million)	December 25, 2007	June 25, 2008	5.91% per year
Bank loan	RMB20.5 million ($2.8 million)	May 18, 2007	May 17, 2008	4.79% per month
Bank loan	RMB21.0 million ($2.8 million)	October 23, 2007	October 22, 2008	6.56% per year
Bank loan	RMB21.0 million ($2.8 million)	March 26, 2007	March 25, 2008	4.79% per month
Bank loan	RMB21.0 million ($2.8 million)	January 25, 2007	January 24, 2008	5.51% per year

We have additional amounts payable to our parent and its affiliates in the amount of $5.3 million, which mainly comprises $4.9 million in earn-out consideration for an acquisition. In addition, as of December 31, 2007, we have an outstanding balance of HK$640,000 ($82,000) for a mortgage loan and HK$210,000 (US$27,000) for a hire purchase loan.

Capital expenditures

Our capital expenditures were incurred primarily in connection with the purchase of property and equipment and acquired intangible assets totaling $6.3 million and $5.2 million during the years ended December 31, 2006 and 2007, respectively, and $88,000 during the period from May 26, 2005 to December 31, 2005. We plan to continue to make acquisitions of businesses and assets that complement our operations when suitable opportunities arise.

C.	Research and Development

We do not make, and do not expect to make, significant expenditures on research and development activities.

D.	Trend Information

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the period from January 1, 2008 to December 31, 2008 that are reasonably likely to have a material adverse effect on our net revenues, income, profitability, liquidity or capital resources, or that caused the disclosed financial information to be not necessarily indicative of future operating results or financial conditions.

E.	Off-Balance Sheet Arrangements

Convey has guaranteed $0.5 million to a bank for a banking facility in favor of a third party, Big Version Cyber Co., Ltd. We have not entered into any other financial guarantees or other commitments to guarantee the payment obligations of any third parties, except for a guarantee described in “Item 7.B. Major shareholders and related party transactions — Related party transactions — Transactions with our parent and its subsidiaries — Transaction securing banking facility of Xinhua Investment Consulting (Shanghai) Co., Ltd”. We did not enter into any derivative contracts that are indexed to our shares and classified as owners’ and shareholders’ equity, or that are not reflected in our consolidated financial statements. Furthermore, we did not have any retained or contingent interest in assets transferred to an unconsolidated entity that serves as credit, liquidity or market risk support to such entity. We did not have any variable interest in any unconsolidated entity that provides financing, liquidity, market risk or credit support to us or engages in leasing, hedging or research and development services with us.

F.	Contractual Obligations and Commercial Commitments

The following table sets forth our contractual obligations as of December 31, 2007:

		Less Than	1-3	3-5	More Than
Payment Due by December 31	Total	1 Year	Years	Years	5 Years
	(In thousands)

Debt obligations(1)	33,856	33,780	45	31	—
Interest related to short-term debt obligations(2)	927	927	—	—	—
Capital lease obligations	197	189	8	—	—
Operating lease obligations	6,935	3,847	2,755	333	—
Purchase obligations(3)	91,299	16,077	7,286	8,695	59,241
Other long-term liabilities reflected on the balance sheet(4)	69,630	4,564	14,744	8,633	41,689

Total	$202,844	$59,384	$24,838	$17,692	$100,930

(1)	Mainly represents loans from Shenzhen Development Bank, Shanghai Pudong Development Bank and ABN Shanghai branch. See “— B. Liquidity and Capital Resources — Financing activities”.

(2)	Interest on short-term debt is calculated based on the interest rates under the relevant loans, ranging from 4.8% to 6.6%. The loans are the loans mentioned above under “— B. Liquidity and Capital Resources — Financing activities” for Shenzhen Development Bank, Shanghai Pudong Development Bank and ABN Shanghai branch.

(3)	Represents obligations to purchase advertising rights on various media outlets, to purchase advertising rights for our magazine operations, to pay for production costs for television programs, to pay for obtaining network services from internet providers, to obtain a publishing right from a publisher, to pay for outsourcing of research services, to pay for consulting services to partners and vendors of the research group and to pay for events organizing services.

(4)	Represents commitments under contracts in relation to our newspaper operations and securing advertising rights in relation to Shanghai Camera and Guangdong Radio Station.

Item 6.	Directors, Senior Management and Employees

A.	Directors and Senior Management

The following table sets forth information regarding our directors and executive officers as of the date of this annual report.

Directors and Executive Officers	Age	Position

Fredy Bush	49	Chairman of Board of Directors and Chief Executive Officer
Andrew Chang	38	Chief Financial Officer
Zhu Shan	39	Chief Operating Officer and Director
Joseph Chan	46	Managing Director of Business Development and Integration
Chen Hui	47	President, Print Group (Newspaper)
Teddy Liu Weidong	37	President, Advertising Group and Director
Yu Gang	40	President, Production Group
Stephen Xie Wei	38	President, Research Group
Graham Earnshaw	55	President and Director
Xu Lang	41	Vice President, Broadcast
Fang Quan	45	Vice President, Print Group (Magazine)
Aloysius T. Lawn	49	Independent Director
John H. Springer	51	Independent Director
Zhao Li	37	Director
Long Qiu Yun	44	Independent Director
David Olson	52	Independent Director
Larry Kramer	58	Independent Director
Steve Richards	39	Independent Director
Li Shantong	63	Independent Director
David Green	59	Independent Director

Directors

Fredy Bush has served as our Chief Executive Officer and Chairman of the Board of Directors since our founding in November 2005. She is our founder and also a founder of our parent, Xinhua Finance Limited, where she has served as a director and Chief Executive Officer since February 2004. Since June 2001 and January 2002, respectively, she has served as Vice Chairman and Chief Executive Officer of Xinhua Financial Network Limited, or XFN, the predecessor to our parent. From 1987 to 1999, Ms. Bush operated a consulting business in Asia where she assisted multinational companies on the identification and exploitation of business opportunities in Greater China. Of particular note was her work in advising on the creation of Taiwan’s commodity futures market. Ms. Bush serves as a director for a number of subsidiaries or affiliates of our parent. Ms. Bush serves on the board of Bush Corporation, Monoha’a Ranch LLC, Chazara Foundation, Macau Holding LLC and PaperDolls LLC.

Ms. Bush has received a number of awards, including being listed among the Wall Street Journal’s Top 50 Women to Watch in 2004 and the Ellis Island Medal of Honor by the National Ethnic Coalition of Organizations in 2006. In 2006, she also received CNBC’s Asia Entrepreneur of the Year Award and a Woman of Influence Award for Entrepreneur of the Year by the American Chamber of Commerce in Hong Kong.

Zhu Shan has served as our Chief Operating Officer since September 2006. Mr. Zhu has served as our director since March 2007. From April 2002 to August 2006, Mr. Zhu was the Managing Director of FTSE Xinhua Index, a joint venture between Xinhua Financial Network (a subsidiary of our parent) and FTSE International. Prior to that, Zhu Shan was the Vice President of China Business development for Xinhua Financial Network and once a leading negotiator of the PRC Ministry of Defense with 10 years of management experience. Zhu Shan holds a Master’s degree in Public Administration degree from Harvard University and a B.A. degree in British and American literature from Luoyang Foreign Studies Institute in China.

Graham Earnshaw has served as our President since September 2006 and as our director since March 2007. Mr. Earnshaw has also served as Editor-in-Chief of Xinhua Financial Network, a subsidiary of our parent, since January 2001. Mr. Earnshaw previously worked for Reuters news agency in a variety of positions including Asian Editor from 1990 to 1995. He is also a director of SinoMedia Holdings (HK) Ltd.

Aloysius T. Lawn has served as our independent director since March 2007. Since December 2006, Mr. Lawn has served clients as either a business consultant or an attorney. Until December 2006, Mr. Lawn was the Executive Vice President — General Counsel and Secretary of Talk America Holdings, Inc., an integrated communications service provider with programs designed to benefit the residential and small business markets. Prior to joining Talk America Holdings, Inc. in 1996, Mr. Lawn was an attorney in private practice with extensive experience in private and public financings, mergers and acquisitions, securities regulation and corporate governance from 1985 to 1995. Mr. Lawn is an independent director of our parent. He has also served as a director to private and charitable organizations over the years and as a director of Stonepath Group, Inc. from February 2001 to February 2007. Mr. Lawn graduated from Yale University and Temple University School of Law.

John H. Springer has served as our independent director since March 2007. Mr. Springer served on the board of directors of Stonepath Group, Inc. from May 2003 to February 2007. Mr. Springer has held both domestic U.S. and international logistics positions at IBM Corporation, Union Pacific Corporation’s third party logistics unit, and at Dell, Inc. from 1995 to 2002. Mr. Springer joined Nike, Inc. in 2002 and is Nike Golf’s Chief Operating Officer. Mr. Springer has been active in the Council of Logistics Management throughout his career, including holding the position of President for the Central Texas region. He earned his B.S. at Syracuse University in Transportation & Distribution Management, and his MBA from St. Edwards University in Austin, Texas. Mr. Springer also serves on the Board of Trustees of Ronald McDonald House Charities of Oregon and Southwest Washington.

Zhao Li has served as our director since March 2007. He served as President of the Print Group (Newspaper) from March 8, 2007 to January 1, 2008. He is founder and chief editor of the Investor Journal, a Chinese weekly newspaper launched in April 2008. Prior to this, he founded another successful weekly newspaper, the Economic Observer, in 2001. He has been General Manager of Shandong Economic Observer Co., Ltd. since its inception in 2001. Prior to this, Mr. Zhao held various positions for China Business News, including journalist, editor, and director of the news and finance department, from 1993 to 2000. Mr. Zhao attended China Foreign Affairs University and Free University of Berlin in Germany.

Teddy Liu Weidong has served as the President of our advertising group since January 2006. Mr. Liu has served as our director since September 2007. Mr. Liu has served as the Chief Executive Officer of Xinhua Finance Advertising, which became our advertising group when we acquired it. He worked as a business manager in Beijing Sangxia Advertising from January 1997 to January 2005, as a business manager in Beijing Sunshine Advertising from January 1994 to December 1996. Mr. Liu holds a B.A. degree in garden design from China Agriculture University.

Long Qiu Yun has served as our independent director since March 2007. Mr. Long served as a director of our subsidiary, Beijing Perspective Orient Movie and Television Intermediary Co., Ltd., from July 2006 until October 31, 2007. Mr. Long has served as the board chairman of Hunan Television & Broadcast Intermediary Co., Ltd. since December 1998, and served as general manager from December 1998 until October 2002. Mr. Long served at the news department and the advertising department of Hunan Television Station as a journalist and as a director, respectively, from 1985 to 1994. Mr. Long holds a degree in Chinese from Heng Yang Normal University.

David Olson has served as our independent director since September 2007. Mr. David Olson is a partner of The Yucaipa Companies, an investment firm with holdings in Asia, Europe and the Americas. He has over 20 years of Wall Street experience particularly in investment banking and M&A. Previously, Mr. Olson served as Chairman and CEO of Guggenheim Merchant Banking, the private equity arm of Guggenheim Capital in New York and Chicago. Mr. Olson has also served as Chairman of Investment Banking for the Asia-Pacific region at Credit Suisse First Boston, and Chairman and CEO of Donaldson, Lufkin & Jenrette’s Asia-Pacific region. Mr. Olson holds a JD from

Northwestern University School of Law, where he serves as a life board member, and a BA from Wesleyan University, where he serves on the Board of Trustees. Additionally, Mr. Olson is a board member of the Rehabilitation Institute of Chicago.

Larry Kramer has served as our independent director since September 2007. Mr. Kramer is Senior Advisor at Polaris Venture Partners. Mr. Kramer served as the first president of CBS Digital Media from March 2005 to November 2006 and served as an Advisor to CBS until April 2008. Prior to joining CBS, Mr. Kramer was Chairman, CEO and Founder of the financial website MarketWatch.com. Mr. Kramer led MarketWatch through three acquisitions, an initial public offering, and a sale to Dow Jones & Co. in 2005. Mr. Kramer currently is a director at Answers.com (NASDAQ: ANSW), Creditcards.com, ContentNext, BlackArrow, Inc. and Harvard Business School Publishing, Newhouse School at Syracuse University and the International Center for Foreign Journalists. Moreover, he serves on the Advisory Board of JibJab Media Inc. Mr. Kramer holds an MBA from Harvard University.

Steve Richards has served as our independent director since September 2007. Mr. Richards is COO of Silver Pictures, a film production company founded by film producer Joel Silver and affiliated with Warner Bros., and co-president of Dark Castle Entertainment, a division of Silver Pictures. Mr. Richards was formerly the chief financial officer of Silver Pictures and has worked with Joel Silver and Silver Pictures since 1995. Mr. Richards obtained his CPA in 1992 after working for Arthur Andersen in Los Angeles with a focus on the entertainment industry. He holds an MBA from UCLA’s Anderson School and a BA from Temple University. Mr. Richards also serves as a director for TreePeople, a charitable environmental organization.

Li Shantong has served as our independent director since September 2007. Ms. Li has extensive experience in funding and research. She is a senior research fellow and former Director General, Department of Development Strategy and Regional Economy at the Development Research Center (DRC) of State Council, PRC, and Vice President of the Academic Committee of the China Development Research Foundation affiliated to the DRC. She was also a member of the National Committee of Chinese People’s Political Consultative Conference. Ms. Li holds Bachelor’s and Master’s Degrees in Mathematics from Peking University.

David Green has served as our independent director since March, 2008. Mr. Green is the Chairman of SEPTEMBER FILMS, a leading film and television production company, with offices in London and Los Angeles, which he founded in 1992. SEPTEMBER FILMS is a division of DCD Media Plc, on whose executive board Mr. Green serves as a member. Prior to founding SEPTEMBER FILMS, Mr. Green worked as an international TV producer and film director. He was educated at Bury Grammar School and Trinity College, University of Oxford, where he gained BA Honors and Master’s degrees in English Language and Literature.

Executive officers

Andrew Chang has served as our Chief Financial Officer since May 2007. Mr. Chang joined our parent Xinhua Finance Limited in 2003 and had taken senior positions at Corporate Finance Department until November 2006 when he transferred to Xinhua Finance Media (XFMedia) as Managing Director, Finance. He successfully managed and completed various acquisitions, fund raisings, and other strategic financial initiatives for both Xinhua Finance Limited, our parent, and us, including their IPOs on the Tokyo Stock Exchange and the NASDAQ respectively. Prior to joining Xinhua Finance, Mr. Chang had over 10 years of investment banking experience in the US, Hong Kong, China and Japan including working at GE Capital, ABN AMRO, and Nomura. Mr. Chang graduated from University of California at Berkeley.

Joseph Chan has served as the Managing Director of Business Development and Integration since January 2008. Mr. Chan joined our parent Xinhua Finance in 2001 and had taken various important roles in finance, HR, business development and integration throughout the years until he transferred to our Company. Prior to joining Xinhua Finance, Mr. Chan was a director at the Investment Banking Division of Jardine Fleming in Hong Kong (now JP Morgan Chase) and an auditor at PricewaterhouseCoopers. With an Executive MBA degree, Mr. Chan is an Associate of the Hong Kong Institute of Certified Public Accountants and a Fellow of the Association of Chartered Certified Accountants. Mr. Chan also serves on the board of directors of Ming Fung Jewellery Group Limited.

Chen Hui has served as the President of our print (newspaper) group since January 2008. He is also General Manager of the Company’s Integrated Sales (China). Mr. Chen has served as the Deputy Director of the weekly Economic Observer Newspaper since its inception in July 2001 and once worked as its Deputy General Manager and Sales Manager as well. Prior to joining Economic Observer Newspaper, Mr. Chen worked at Science & Technology Daily from 1984 to 2001, holding various roles including director of the science & life department, editor-in-chief of the business page and deputy director of supplement and press office. Mr. Chen Hui holds a degree in physics from Northeast University.

Yu Gang has served as the President of our production group since our founding in November 2005. Mr. Yu founded Beijing Century Advertising Co., Ltd., one of our acquired entities, in February 2005 and has served as its Chief Executive Officer since that time. Mr. Yu established and served as Chief Executive Officer of Beijing Century Media Culture Co., Ltd., one of our acquired entities, since June 2004. Mr. Yu served as Chairman of Camera Film & Television Production Company from August 2003 to May 2004 and of Camera Media Investment Company from 1994 to July 2003. Mr. Yu received a B.A. degree in directing from Shanghai Theater Academy in 1989.

Stephen Xie Wei has served as the President of our research group since August 2006. In 1997 Mr. Xie founded Shanghai Hyperlink Market Research Co., Ltd., or Hyperlink, and served as its Director and General Manager, which became our research group when we acquired it. From 1994 to 1997, Mr. Xie was a research manager at Research International China. Mr. Xie holds an associate’s degree in art design from Shanghai Light Industry College. Mr. Xie is related to Ricky Xie, the marketing research director of Hyperlink.

Xu Lang has served as the Vice President of our broadcast group since December 2007. Prior to joining Xinhua Finance Media, Ms. Xu served as Vice President of business development at 1 Verge, Inc. (www.youku.com) from 2005 to 2007. Before that, Ms. Xu worked as Vice President at Enlight Media Corporation. She holds a Bachelor Degree of Journalism from Fudan University and earned her MBA from Rensselaer Polytechnic Institute in the U.S.

Fang Quan has served as the Vice President of our print group (magazine) since May 1, 2008. Prior to join Xinhua Finance Media, Mr. Fang worked for the China Securities Market Research & Design Center from 1991 to 2008, where he had taken various roles as a journalist, director, editor-in-chief and vice president at Capital Week Magazine. He graduated from Capital Normal University where he received his Bachelor Degree in Chinese Literature and also received an EMBA from the China Center for Economic Research at Peking University in 2007.

B.	Compensation of Directors and Executive Officers

For the year ended December 31, 2007, the aggregate cash compensation that we paid to our executive officers was approximately $1.3 million. No executive officer is entitled to any severance benefits upon termination of his or her employment with our company except for Fredy Bush. On June 13, 2006, we issued 11,050,000 shares to Fredy Bush at par value as compensation.

Share options

We entered into individual option agreements on July 11, 2006, in order to attract and retain the best available personnel for positions of substantial responsibility, provide additional incentive to employees and promote the success of our business. On July 2006, we authorized the grant of options to purchase a maximum of 11,727,602 shares in our company. As of April 30, 2008, there were 7,005,884 common shares issuable upon the exercise of outstanding share options at a weighted average exercise price of $0.78 per share, and there were 529,422 common shares available for future issuance upon the exercise of future grants under individual option agreements.

Our shareholders adopted a 2007 share option plan in furtherance of the same purposes on February 7, 2007. The maximum aggregate number of shares that may be issued pursuant to all awards is equal to the lesser of (y) 19,530,205 common shares or (z) a lesser number of common shares determined by the administrator of the plan. As of April 30, 2008, there were 270,000 common shares issuable upon the exercise of outstanding share options at a weighted average exercise price of $4.5 per share, and there were 19,260,205 common shares available for future issuance upon the exercise of future grants under our 2007 share option plan.

The following table summarizes, as of April 30, 2008, the options granted to our directors and executive officers and other individuals as a group, without giving effect to options that were exercised or terminated.

	Common
	Shares
	Underlying
	Granted	Exercise		Expiration
	Options	Price	Grant Date	Date
		($/Share)

Name:
Fredy Bush	0	N/A	N/A	N/A
Andrew Chang	900,000	0.78	July 11, 2006	July 10, 2011
Zhu Shan	700,000	0.78	July 11, 2006	July 10, 2011
Graham Earnshaw	700,000	0.78	July 11, 2006	July 10, 2011
Alex Fan	294,186	0.78	July 11, 2006	July 10, 2011
Teddy Liu Weidong	136,860	0.78	July 11, 2006	July 10, 2011
Yu Gang	540,982	0.78	July 11, 2006	July 10, 2011
Stephen Xie Wei	335,260	0.78	July 11, 2006	July 10, 2011
Chen Hui	79,460	0.78	July 11, 2006	July 10, 2011
Zhao Li	113,176	0.78	July 11, 2006	July 10, 2011
Other individuals as a group	7,400,256	0.78	July 11, 2006	July 10, 2011
Aloysius T. Lawn	30,000	6.50	Apr. 25, 2007	Apr. 24, 2017
	30,000	1.64	Apr. 30, 2008	Apr. 29, 2018
John H. Springer	30,000	6.50	Apr. 25, 2007	Apr. 24, 2017
	30,000	1.64	Apr. 30, 2008	Apr. 29, 2018
Long Qiu Yun	30,000	6.50	Apr. 25, 2007	Apr. 24, 2017
David Olson	30,000	4.39	Sept. 25, 2007	Sept. 25, 2017
Larry Kramer	30,000	4.39	Sept. 25, 2007	Sept. 25, 2017
Steve Richards	30,000	4.39	Sept. 25, 2007	Sept. 25, 2017
Li Shantong	30,000	4.39	Sept. 25, 2007	Sept. 25, 2017
Total	11,408,180

The following paragraphs describe the principal terms of our 2007 share option plan:

Termination of options.  Where the option agreement permits the exercise or purchase of the options granted for a certain period of time following the recipient’s termination of service with us, or the recipient’s disability or death, the options will terminate to the extent not exercised or purchased on the last day of the specified period or the last day of the original term of the options, whichever occurs first.

Administration.  Our share option plan is administered by our board of directors or an option administrative committee designated by our board of directors constituted to comply with applicable laws. In each case, our board of directors or the committee it designates determines the provisions, terms and conditions of each option grant, including, but not limited to, the option vesting schedule, repurchase provisions, rights of first refusal, forfeiture provisions, form of payment upon settlement of the award, payment contingencies and satisfaction of any performance criteria.

Vesting schedule.  The vesting schedule is subject to the discretion of the option administrative committee.

Option agreement.  Options granted under our share option plan are evidenced by an option agreement that contains, among other things, provisions concerning exercisability and forfeiture upon termination of employment or consulting arrangement, as determined by our board.

Option exercise.  The term of options granted under our share option plan may not exceed ten years from the date of grant. The consideration to be paid for our shares upon exercise of an option or purchase of shares underlying the option will be determined by the plan administrator and may include a certified or cashier’s check or consideration received by us under a cashless exercise program implemented by us, or any combination of the foregoing methods of payment.

Third-party acquisition.  If a third party acquires us through the purchase of all or substantially all of our assets, a merger or other business combination, all options or share purchase rights will become fully vested and exercisable immediately prior to such transaction.

Termination of plan.  Unless terminated earlier, our share option plan will expire in 2017. Our board of directors will have the authority to amend or terminate our share option plan subject to shareholder approval to the extent necessary to comply with applicable law. However, no such action may (i) impair the rights of any optionee unless agreed by the optionee and the share option plan administrator, or (ii) affect the share option plan administrator’s ability to exercise the powers granted to it under our share option plan.

The following paragraphs describe the principal terms of the 2006 individual option agreements:

Termination of options.  Where the option agreement permits the exercise or purchase of the options granted for a certain period of time following the recipient’s termination of service with us, or the recipient’s disability or death, the options will terminate to the extent not exercised or purchased on the last day of the specified period or the last day of the original term of the options, whichever occurs first.

Administration.  No administration is necessary for individual option agreements, but the administrative committee and our human resources personnel may have limited roles.

Vesting schedule.  In general, options granted under our individual option agreements will vest in the following manner: the first half of any option grant vested upon the date of our initial public offering and the next two quarters will vest on December 31, 2008 and 2009, respectively.

Option exercise.  The term of options granted under individual option agreements may not exceed five years from the date of grant. The consideration to be paid for our shares upon exercise of an option or purchase of shares underlying the option will be determined by us and may include a certified or cashier’s check.

Third-party acquisition.  If a third party acquires us through the purchase of all or substantially all of our assets, a merger or other business combination, all options or share purchase rights will become fully vested and exercisable immediately prior to such transaction.

Termination of grant.  Unless terminated earlier, options granted under individual option agreements will expire in 2011.

C.	Board Practices

Board of Directors

Our board of directors currently consists of 13 directors. A director is not required to hold any shares in the company by way of qualification. Provided he has properly disclosed his interest, a director may vote with respect to any contract, proposed contract or arrangement in which he is materially interested. Our board may exercise all the powers of the company to borrow money, mortgage its undertaking, property and uncalled capital, and issue debentures or other securities whenever money is borrowed or as security for any obligation of the company or of any third party. All of our directors have signed an agreement with us governing their rights and duties as directors. These agreements do not provide for benefits upon termination of directorships, except in the case of Fredy Bush. Information regarding this agreement appears below.

Committees of the Board of Directors

We have four committees under the board of directors: an audit committee, a compensation committee, a nominating and corporate governance committee, and an investment committee. We adopted a charter on February 21, 2007 for our audit, compensation, and nominating and corporate governance committees, which became effective upon the closing of our initial public offering in March 2007, and adopted a charter on April 25, 2007 for our investment committee.

Audit committee

We have appointed Aloysius Lawn as chairman of our audit committee, and John Springer and Steve Richards as members. Each satisfies the “independence” requirements of the Nasdaq Stock Market, Marketplace Rules and Rule 10A-3 under the Securities Exchange Act of 1934. The audit committee oversees our accounting and financial reporting processes and the audits of the financial statements of our company. The audit committee is responsible for, among other things:

•	appointing, retaining and overseeing the work of the independent auditors, including resolving disagreements between the management and the independent auditors relating to financial reporting;

•	pre-approving all auditing and non-auditing services permitted to be performed by the independent auditors;

•	reviewing annually the independence and quality control procedures of the independent auditors;

•	discussing material off-balance sheet transactions, arrangements and obligations with the management and the independent auditors;

•	reviewing and approving all proposed related party transactions;

•	discussing the annual audited financial statements with the management;

•	annually reviewing and reassessing the adequacy of our audit committee charter;

•	meeting separately with the independent auditors to discuss critical accounting policies, management letters, recommendations on internal controls, the auditor’s engagement letter and independence letter and other material written communications between the independent auditors and the management; and

•	attending to such other matters that are specifically delegated to our audit committee by our board of directors from time to time.

Compensation committee

We have appointed John Springer as chairman of our compensation committee, and David Green and Larry Kramer as members. Each satisfies the “independence” requirements of the Nasdaq Stock Market, Marketplace Rules. The compensation committee assists the board in reviewing and approving our compensation structure, including all forms of compensation relating to our directors and executive officers. Our chief executive officer may not be present at any committee meeting while her compensation is deliberated. The compensation committee is responsible for, among other things:

•	reviewing and approving executive compensation;

•	reviewing periodically and managing any long-term incentive compensation plans, share option plans, annual bonuses, employee pension and welfare benefit plans;

•	determining our policy with respect to change of control or “parachute” payments; and

•	managing and reviewing director and executive officer indemnification and insurance matters.

Nominating and corporate governance committee

We have appointed David Olson as chairman of our nominating and corporate governance committee, and John Springer and Larry Kramer as members. Each satisfies the “independence” requirements of the Nasdaq Stock

Market, Marketplace Rules. The nominating and corporate governance committee assists the board of directors in selecting individuals qualified to become our directors and in determining the composition of the board. The nominating and corporate governance committee is responsible for, among other things:

•	recommending to the board nominees for election or re-election to the board or for appointments to fill any vacancies;

•	reviewing annually the performance of each incumbent director in determining whether to recommend such director for an additional term;

•	overseeing the board in the board’s annual review of its own performance and the performance of the management; and

•	considering, preparing and recommending to the board such policies and procedures with respect to corporate governance matters as may be required to be disclosed under the applicable laws or otherwise considered to be material.

Investment committee

We have appointed David Olson as chairman of our investment committee, and Aloysius Lawn and David Green as members. Each satisfies the “independence” requirements of the Nasdaq Stock Market, Marketplace Rules. The investment committee assists the board of directors in reviewing and approving merger and acquisition transactions and investment transactions proposed by management. The investment committee is responsible for, among other things:

•	reviewing acquisition strategies with management and investigating acquisition candidates on our behalf;

•	recommending acquisition strategies and candidates to the board of directors; and

•	authorizing and approving acquisitions and investments by us valued in an amount not to exceed, for any particular acquisition or investment, $5.0 million in cash, stock or a combination thereof.

Terms of Directors and Executive Officers

In accordance with our articles of association, a director must vacate his directorship if the director resigns, becomes of unsound mind or dies, is absent from board meetings for six consecutive months without special leave from our board, becomes bankrupt or ceases to be a director under the law or is removed by our shareholders. A director may be removed by an ordinary resolution of our shareholders. Officers are selected by and serve at the discretion of the board of directors. The compensation of our directors is determined by the board of directors, and divided among the directors as determined by the board. There is no maximum age at which a director must retire.

Employment Agreement with Fredy Bush

If Ms. Bush is unable to continue in employment for 180 days or upon her death, she will be entitled to one year’s current salary and bonus, plus continued participation in any share option plan we adopt. If Ms. Bush’s employment is terminated because there is a change of control of our company, if her employment is terminated by the board without cause or if we fail to pay her bonus in a timely fashion, she will be entitled to her annual salary and bonus for the remainder of the contract, including the period of extension, which could total up to ten years. In such an event, all her options become immediately vested and we or our successor must purchase all her shares at market price.

D.	Employees

As of December 31, 2006, we had 623 full-time employees. As of December 31, 2007, we had 1,369 full-time employees, including 1,293 located in the PRC and 76 in Hong Kong. Our employees are not covered by any collective bargaining agreement. We consider our relations with our employees to be good. A functional breakdown of our employees is set out in the following table:

					Advertising
				Media	and
Function	Headquarters	Broadcast	Print	Production	Research	Total

Administration	13	40	9	17	74	153
Analyst	1	59	34	4	43	141
Design	3	25	12	30	74	144
Content production	1	37	0	53	1	92
Finance	23	20	13	11	44	111
General management	4	12	4	—	23	43
Information technology	2	19	2	2	16	41
Miscellaneous	—	—	—	—	—	55
Research	—	—	—	—	102	102
Sales and marketing	5	101	103	10	268	487

Total	52	313	177	127	645	1,369

From time to time, we also employ part-time employees and independent contractors. We plan to hire additional employees as we expand.

As required by PRC regulations, we participate in various employee benefit plans that are organized by municipal and provincial governments, including pension, work-related injury benefits, maternity insurance, medical and unemployment benefit plans. We are required under PRC law to make contributions to the employee benefit plans at specified percentages of the salaries, bonuses and certain allowances of our employees, up to a maximum amount specified by the local government from time to time. Members of the retirement plan are entitled to a pension equal to a fixed proportion of the salary prevailing at the member’s retirement date. The total amount of contributions we made to employee benefit plans was $26,980 in 2005, $214,129 in 2006 and $458,565 in 2007. Our employees in Hong Kong are covered by the Mandatory Provident Fund Scheme. The contribution of our company for the eligible employees is based on 5% of the applicable payroll costs, and contributions are matched by the employees. We contributed $3,780 under this scheme in 2005, $41,427 in 2006 and $64,853 in 2007.

E.	Share Ownership

The following table sets forth information with respect to the beneficial ownership of our shares as of April 30, 2008, by:

•	each of our current directors and executive officers; and

•	each person known to us to own beneficially more than 5.0% of our shares.

	Shares Beneficially Owned(1)(2)
	Number	%

Directors and Executive Officers:
Fredy Bush(3)	9,198,333	6.4
Zhu Shan(4)	331,777	0.2
Graham Earnshaw(5)	86,667	0.1
Alex Fan(6)	28,000	0.0
Teddy Liu Weidong(7)	28,000	0.0
Yu Gang(8)	24,000	0.0
Stephen Xie Wei(9)	1,602,132	1.1
Zhao Li(10)	750,041	0.5
Aloysius T. Lawn(11)	10,000	0.0

	Shares Beneficially Owned(1)(2)
	Number	%

John H. Springer(12)	10,000	0.0
Long Qiu Yun(13)	10,000	0.0
Andrew Chang	*	*
Joseph Chan	*	*
Chen Hui	*	*
David Olson	*	*
Larry Kramer	*	*
Steve Richards	*	*
Li Shantong	*	*
Xu Lang	*	*
David Green	*	*
Fang Quan	*	*
All directors and executive officers as a group(14)	12,723,347	8.8
Principal Shareholders:
Xinhua Finance Limited(15)	50,054,618	34.8
Patriarch Partners Media Holdings, LLC(16)	10,139,655	7.0
Dragon Era Group Limited(17)	8,865,000	6.2
Yucaipa Global Partnership Fund L.P.(18)	8,574,022	6.0

*	Upon exercise of all options granted, would beneficially own less than 1.0% of our outstanding common shares.

(1)	Beneficial ownership is determined in accordance with Rule 13d-3 of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended, and includes voting or investment power with respect to the securities

(2)	Percentage of beneficial ownership of each listed person is based on 143,905,321 common shares outstanding as of April 30, 2008, as well as the common shares underlying share options and warrants exercisable by such person within 60 days of the date of this annual report.

(3)	Includes 8,865,000 class A common shares owned by Dragon Era Group Limited that are restricted and held in the form of restricted ADR. The business address of Ms. Bush is Rooms 3905-3909, Tower 1, Grand Gateway, 1 Hongqiao Lu, Shanghai 200030 People’s Republic of China. The 8,865,000 class A common shares held by Dragon Era Group Limited are subject to staggered lock-up periods ranging up to five years from June 13, 2006 with 40,000 class A common shares vested on January 22, 2008, 2,170,000 will vest on June 13, 2008, 2,210,000 will vest on June 13, 2009, 2,210,000 will vest on June 13, 2010 and 2,235,000 will vest on June 13, 2011. Also includes 333,333 restricted shares held by Ms. Bush that have vested as of the date of this annual report. Does not include a further 666,667 restricted shares that will vest on March 31, 2009 and 2010.

(4)	Includes 225,110 class A common shares issuable upon exercise of options held by Mr. Zhu within 60 days of the date of this annual report. Does not include a further 350,000 options. Also includes 106,667 restricted shares held by Mr. Zhu that have vested as of the date of this annual report. Does not include a further 213,333 restricted shares that will vest on March 31, 2009 and 2010. The business address of Mr. Zhu is Rooms 3905-3909, Tower 1, Grand Gateway, 1 Hongqiao Lu, Shanghai 200030 People’s Republic of China.

(5)	Includes 40,000 class A common shares issuable upon exercise of options held by Mr. Earnshaw within 60 days of the date of this annual report. Does not include a further 350,000 options. Also includes 46,667 restricted shares held by Mr. Earnshaw that have vested as of the date of this annual report. Does not include a further 93,333 restricted shares that will vest on March 31, 2009 and 2010. The business address of Mr. Earnshaw is Rooms 3905-3909, Tower 1, Grand Gateway, 1 Hongqiao Lu, Shanghai 200030 People’s Republic of China.

(6)	Includes 28,000 restricted shares held by Mr. Fan that have vested as of the date of this annual report. Does not include a further 56,000 restricted shares that will vest on March 31, 2009 and 2010. Does not include a further 147,094 options. The business address of Mr. Fan is Room 408, 55 Dong’an Menda Street, Dongcheng District, Beijing, People’s Republic of China.

(7)	Includes 28,000 restricted shares held by Mr. Liu that have vested as of the date of this annual report. Does not include a further 56,000 restricted shares that will vest on March 31, 2009 and 2010. Does not include an additional 68,430 options. The business address of Mr. Liu is 1706 Tower A, Jing Song Qiao Fu Dun Center, Beijing, People’s Republic of China.

(8)	Includes 24,000 restricted shares held by Mr. Yu that have vested as of the date of this annual report. Does not include a further 48,000 restricted shares that will vest on March 31, 2009 and 2010. Also does not include a further 270,491 options held by Mr. Yu and 41,316 options held by Xia Huai, the wife of Mr. Yu. The business address of Mr. Yu is D-10, 798 Art Zone, 4 Jiu Xian Qiao Road, Chaoyang District, Beijing, People’s Republic of China.

(9)	Includes 1,580,799 class A common shares held as nominee for members of the management team of Hyperlink. Includes 21,333 restricted shares held by Mr. Xie that have vested as of the date of this annual report. Does not include a further 42,667 restricted shares that will vest on March 31, 2009 and 2010. Does not include an additional 167,630 options. The business address of Mr. Xie is 12th Floor, Xincheng Building, No. 167 Jiangning Road, Shanghai, People’s Republic of China.

(10)	Includes 56,588 class A common shares issuable upon exercise of options held by Mr. Zhao within 60 days of the date of this annual report, 20,000 restricted shares held by Mr. Zhao that have vested as of the date of this annual report, and 673,453 class A common shares. Does not include an additional 56,588 options and does not include a further 40,000 restricted shares that will vest on March 31, 2009 and 2010. The business address of Mr. Zhao’s business address is No. 7 Building Xinghua Dongli, Heping Li Street, Dong Cheng District, Beijing, People’s Republic of China.

(11)	Includes 10,000 class A common shares issuable upon exercise of options held by Aloysius T. Lawn within 60 days of the date of this annual report. Does not include a further 50,000 options, including 30,000 issued on April 30, 2008. The business address of Aloysius T. Lawn is Rooms 3905-3909, Tower 1, Grand Gateway, 1 Hongqiao Lu, Shanghai 200030 People’s Republic of China.

(12)	Includes 10,000 class A common shares issuable upon exercise of options held by John H. Springer within 60 days of the date of this annual report. Does not include a further 50,000 options, including 30,000 issued on April 30, 2008. The business address of John H. Springer is 1345 SW Burlington Ave., Beaverton, OR, 97006.

(13)	Includes 10,000 class A common shares issuable upon exercise of options held by Long Qiu Yun within 60 days of the date of this annual report. Does not include a further 20,000 options. The business address of Long Qiu Yun is Rooms 3905-3909, Tower 1, Grand Gateway, 1 Hongqiao Lu, Shanghai 200030 People’s Republic of China.

(14)	Includes common shares held by all of our directors and executive officers as a group and common shares issuable upon the exercise of all of the options within 60 days of the date of this annual report held by all of our directors and executive officers.

(15)	Shares are class B common shares. Xinhua Finance Limited is a public company listed on the Mothers Board of the Tokyo Stock Exchange. The business address of Xinhua Finance Limited is Suite 2003-2005 Vicwood Plaza, 199 Des Voeux Road Central, Hong Kong. The holdings of our parent in our shares have decreased from 100% holding at our founding.

(16)	Includes 10,139,655 class A Common shares of which 10,139,654 are restricted and held in restricted ADR form. The business address of Patriarch Partners is 40 Wall Street, 25th Floor, New York, NY 10005.

(17)	Shares are class A common shares that are restricted and held in restricted ADR form. Dragon Era Group Limited is owned by Fredy Bush’s family trust. The business address of Dragon Era Group Limited is 31/F, The Center, 99 Queens Road Central, Hong Kong. The 8,865,000 class A common shares held by Dragon Era Group Limited are subject to staggered lock-up periods ranging up to five years from June 13, 2006 with 40,000 class A common shares vested on January 22, 2008. 2,170,000 class A common shares will vest on

June 13, 2008, 2,210,000 will vest on June 13, 2009, 2,210,000 will vest on June 13, 2010 and 2,235,000 will vest on June 13, 2011.

(18)	Includes 8,574,022 class A Common shares of which 2,400,000 are restricted and held in restricted ADR form. Does not include 300,000 series B convertible preferred shares that may be converted into class A common shares at any time after February 28, 2009 or upon the occurrence of certain other events. See “Item 7.B. Related Party Transactions — Transactions with Yucaipa” for additional information on the convertible preferred shares and our agreements with Yucaipa. Yucaipa Global Partnership Fund L.P. is controlled by Ronald W. Burkle and its business address is 9130 W. Sunset Boulevard, Los Angeles, CA 90069.

Patriarch Partners Media Holdings, LLC, Sino Investments Holdings Limited, Dragon Era Group Limited, Zhao Li, Honour Rise Services Limited and the Dennis L. Pelino Family Trust beneficially owned 19.6%, 5.7%, 9.6%, 6.0%, 6.7% and 5.7% of our common shares prior to our initial public offering. These shareholders beneficially owned 7.0%, 1.4%, 6.2%, 0.5%, 4.5% and 1.4% of our common shares, respectively, as of April 30, 2008.

As of April 30, 2008, 143,905,321 or our common shares were issued and outstanding. Approximately 56.7% of our issued and outstanding common shares are held by record holders in the United States, including 35,309,784 ADSs held by the depositary.

Our common shares are divided into class A common shares and class B common shares. Holders of class A common shares are entitled to one vote per share, while holders of class B common shares are entitled to ten votes per share. We issued class A common shares represented by our ADSs in our initial public offering. Holders of our class B common shares may choose to convert their class B common shares into the same number of class A common shares at any time. We are controlled by our parent, Xinhua Finance Limited, the only holder of our class B common shares, as of the date of this annual report.

Our issuance of convertible preferred shares to, and agreements with, Yucaipa have caused changes to the rights of our security holders. We are required to seek the approval of the holders of a majority of the outstanding convertible preferred shares for certain matters, such as authorizing the issuance of any parity shares, and to require the approval of the holders of a majority of the outstanding convertible preferred shares and any outstanding parity shares for certain other matters, such as entering into certain transactions with shareholders or affiliates, or materially changing the scope of our business. In addition, we entered into a shareholders agreement with Yucaipa and Xinhua Finance Limited, our parent and controlling shareholder, that requires our parent to vote its shares in us and take certain other actions to ensure that an individual designated by Yucaipa will remain one of our directors so long as Yucaipa continues to hold at least 50% of the convertible preferred shares originally issued under the share purchase agreement. See “Item 7.B. Related Party Transactions — Transactions with Yucaipa” for additional information on the convertible preferred shares and our agreements with Yucaipa.

Item 7.	Major Shareholders and Related Party Transactions

A.	Major Shareholders

Please refer to “Item 6.E. Directors, Senior Management and Employees — Share Ownership.”

B.	Related Party Transactions

Contractual arrangements with our affiliated entities and their shareholders

PRC laws and regulations currently limit foreign equity ownership of companies that engage in media, advertising and market research businesses. To comply with these foreign ownership restrictions, we operate a substantial portion of our businesses in China through a series of contractual arrangements with our affiliated entities and their shareholders. For a description of these contractual arrangements, see “Item 4.C. Information on the Company — Organizational structure — Agreements that provide effective control over our affiliated entities”, “Item 4.C. Information on the Company — Organizational structure — Agreements that provide the option to purchase the equity interest in the affiliated entity” and “Item 4.C. Information on the Company — Organizational structure — Agreements that transfer economic benefits to us”.

Transactions with our parent or its subsidiaries

Any transactions we entered into with our parent, its predecessor or its subsidiaries, are treated as related party transactions, as set forth below:

Contracts between us and our parent or its subsidiaries

On September 13, 2006, we entered into a Group Services Agreement with our parent. Under this agreement, certain services shall be provided to us in exchange for a variable charge. The services include a wide range of services including management, human resources, finance, legal, corporate communications, public relations, information technology and administrative services. The agreement expires on December 31, 2009 and is renewable for two-year terms, and may be terminated upon six months’ notice, upon material breach, insolvency, or if we are no longer a controlled subsidiary of our parent.

The variable charges for the Group Services Agreement are based on the types of services to be performed. On January 25, 2007, the Group Services Agreement was amended to provide that charges for 2006 under the agreement would not exceed $700,000 and for subsequent years would not exceed $1.0 million. We incurred charges of $0.7 million and $0 for 2006 and 2007, respectively, under the Group Services Agreement.

We have a verbal space arrangement with a subsidiary of our parent pursuant to which we share costs under a lease held by the subsidiary. We paid $0.4 million pursuant to this agreement in 2007.

The terms and prices of these transactions, taken as a whole, were determined on an arm’s-length basis and we believe we could have obtained comparable terms from independent third parties.

Loan agreements between us and our parent or its subsidiaries

On March 31, 2006, we issued a promissory note in the amount of $38.2 million for the benefit of Xinhua Financial Network and a promissory note in the amount of $68.5 million for the benefit of our parent. Both notes were due on demand and the interest rates were not specified. We issued the promissory notes to borrow money from our parent and Xinhua Financial Network to pay for the costs related to our acquisition from our parent of equity interests our parent had held before March 31, 2006 in Xinhua Finance Advertising Limited, the contractual control our parent had held before March 31, 2006 in Beijing Century Media Culture Co., Ltd. and advances from our parent and Xinhua Financial Network enabling us to acquire 19.0% equity interests in Upper Step Holdings Limited, or Upper Step, and Accord Group Investments Limited, or Accord Group. During the year ended December 31, 2007, our parent paid on our behalf earn-out consideration related to our acquisitions of Beijing Century Media and Xinhua Finance Advertising of $7.4 million and $25.0 million, respectively, and direct costs of $0.2 million. We repaid $50.0 million in cash to our parent in 2007 and the remaining balance of $113.5 million dollars was permanently waived. We currently owe $5.3 million to our parent, which mainly comprises $4.9 million in earn-out consideration for an acquisition.

On February 6, 2006, Beijing Century Media entered into a loan agreement with Xinhua Financial Network (Beijing) Limited, under which Beijing Century Media borrowed RMB3.0 million ($0.4 million) for working capital. The loan did not carry interest and did not specify a due date. This loan was fully repaid in 2007.

The terms of these loans were favorable to us as we are part of the Xinhua Finance Limited group.

Transactions involving our acquisitions

See “Item 5. Operating and financial review and prospects — Acquisitions”. The terms and pricing of each acquisition, taken as a whole, were determined on an arm’s-length basis between the sellers and the buyers and we believe the terms are comparable to terms that could have been obtained from independent third parties. However, we received assistance from our parent and Xinhua Financial Network in executing these acquisitions and in certain instances the acquisition target was initially acquired by our parent and injected to us in exchange for certain consideration. We received favorable terms from our parent and Xinhua Financial Network as we are part of the Xinhua Finance Limited group.

Transactions with David U. Lee, Leeding Media LLC, K-Jam Media Inc. and Kia Jam

In April 2008, Xinhua Media Entertainment Limited, or Xinhua Media Entertainment, and Leeding Media, LLC, or Leeding Media, entered into a services agreement. Pursuant to the agreement, Leeding Media agreed to furnish to Xinhua Media Entertainment the services of David U. Lee, who now acts as the Managing Director of Xinhua Media Entertainment. Mr. Lee is the sole shareholder of Leeding Media, which is a shareholder of Xinhua Media Entertainment. The agreement has an initial term of 24 months starting from April 1, 2008, and shall continue indefinitely thereafter until terminated. The agreement may be terminated by Xinhua Media Entertainment at any time for cause, by mutual consent, by six month’s written notice by either party after the expiry of the initial term, or upon certain other events. David U. Lee separately warranted to Xinhua Media Entertainment that, among other things, Xinhua Media Entertainment has the rights and remedies against Mr. Lee that it otherwise would have were Mr. Lee a direct employee.

In April 2008, Xinhua Media Entertainment, Leeding Media, David U. Lee, K-Jam Media Inc., Kia Jam and Xinhua Finance Media entered into a shareholder’s agreement pursuant to which Leeding Media agreed to introduce Xinhua Media Entertainment to business opportunities and provide the services of Mr. Lee to act as the Managing Director of Xinhua Media Entertainment. A dividend is payable to shareholders of Xinhua Media Entertainment under the agreement according to a predetermined formula. The agreement also provides for certain shareholder rights including tag-along and drag-along rights and a right of first refusal for existing shareholders to purchase additional shares in Xinhua Media Entertainment in the event of the sale of additional shares.

Transactions with Shanghai Wai Gao Qiao Free Trade Zone Development Co., Ltd.

Shanghai Wai Gao Qiao Free Trade Zone Development Co., Ltd., or Wai Gao Qiao, held 4.5% of the equity interest in us as of April 30, 2008 via its wholly-owned subsidiary, Honour Rise Services Limited. Wai Gao Qiao has significant influence over us due to its shareholding and our dependence on the strategic cooperation relationship between us and its wholly-owned subsidiary, Shanghai Camera Media Investment Co., Ltd., or Shanghai Camera, to carry out our television broadcast operations. The transactions we entered into with Wai Gao Qiao and its subsidiaries, including, but not limited to, Shanghai Camera, are treated as related party transactions, as set forth below. The terms and prices of these transactions, taken as a whole, were determined on an arm’s-length basis and we believe we could have obtained comparable terms from independent third parties. In January 2007, through an entrusted loan arrangement with the Agricultural Bank of China, our affiliated entity, Shanghai Yuan Zhi Advertising Co., Ltd., loaned RMB15.5 million ($2.1 million) to Shanghai Wai Gao Qiao Free Trade Zone Development Co., Ltd. to finance their working capital. The loan is unsecured, non-interest bearing and will mature in January 2010. Shanghai Wai Gao Qiao Free Trade Zone Development Co., Ltd. has, however, verbally agreed to repay this loan by the fourth quarter of 2008.

Agreements regarding Shanghai Camera Media Investment Co., Ltd.

See “Item 4.B. Information on the Company — Business overview — Arrangements with partners and suppliers — Agreements regarding Shanghai Camera”.

We loaned $1.7 million to Shanghai Camera for working capital purposes in 2006 and an additional $0.3 million in 2008. The loan rolls over on a year-to-year basis and carries no interest. The maximum amount drawable under the loan is RMB30.0 million ($4.1 million). Shanghai Camera repaid $2.0 million in other loans to us in 2007.

Transactions with Sino Investment Holdings

A $1.5 million loan from Sino Investment Holdings to us incurred in relation to our acquisition of the Accord Group was waived in 2007. The waived amount was recorded as a shareholder’s contribution and included in paid-in capital.

Transactions with Patriarch Partners

Patriarch Partners Media Holdings, LLC and its affiliates held 6.3% of the equity interests of our parent and 7.0% of our equity interests as of as of April 30, 2008. Patriarch Partners held 15,585,254 of our convertible preferred shares before our initial public offering, which automatically converted into 15,585,254 class A common shares upon the completion of our initial public offering. We accrued a premium over the redemption period of the preferred shares as a deemed dividend with a debit to our retained earnings of $2,157,301 for the period from the date of issuance of the preferred shares to July 24, 2006. Dividends declared to redeemable convertible preferred shares were $5,335,000 and $1,338,333 for the year ended December 31, 2006 and 2007, respectively. No further dividends are payable on the preferred shares that were held by Patriarch Partners.

Under our then Memorandum and Articles of Association, Patriarch Partners, as a holder of our convertible preferred shares, was entitled to vote on an “as converted” basis together with the holders of our common shares. Moreover, subject to certain exceptions, we had to obtain prior written consent from Patriarch Partners before, among other things, incurring certain indebtedness or liens, entering into certain transactions with shareholders or affiliates, entering into certain merger agreements or issuing any common shares. On September 19, 2006, we redeemed 819,672 convertible preferred shares, with a face value of $3.0 million, held by Patriarch Partners for a total consideration of $1.00. As the result of its shareholding in us and our parent and the influence over us conferred by our Memorandum and Articles of Association, Patriarch Partners has significant influence over us. The transactions we entered into with Patriarch Partners are treated as related party transactions, as set forth below. The terms and prices of these transactions, taken as a whole, were determined on an arm’s-length basis, and we believe we could have obtained comparable terms from independent third parties.

Proxy agreement and amendment to our Memorandum and Articles of Association

On July 24, 2006, Patriarch Partners consented to the amendment of our Memorandum and Articles of Association, including the creation of class B common shares held by our parent with ten votes per share. As consideration, our parent granted to Patriarch Partners an irrevocable proxy over our shares held by our parent. Under the proxy agreement, Patriarch had the exclusive right to vote (or consent) with respect to the shares held by our parent at any time after January 7, 2009. Prior to that, our parent exercised full voting power with respect to its shares, and agreed to vote to ensure that Fredy Bush remains our sole director until our initial public offering. Furthermore, our parent agreed not to sell, directly or indirectly, any of our shares that it held. This proxy agreement terminated upon the completion of our initial public offering.

Share purchase agreement between us and Patriarch Partners

Patriarch Partners entered into a share purchase agreement with us on March 16, 2006, agreeing to purchase 16,404,926 of our convertible preferred shares for $60.0 million. Patriarch Partners also agreed to purchase 5,468,309 additional convertible preferred shares for $20.0 million, but did not do so because we did not purchase additional assets for which the additional $20.0 million was to be raised. The purchase price was determined through our arm’s-length transaction with Patriarch Partners.

In connection with our issuance and sale of convertible preferred shares in March 2006, we entered into an investor rights agreement and credit agreement with Patriarch Partners.

Investor rights agreement among us, Patriarch Partners and our parent

Pursuant to an Investor Rights Agreement dated as of March 16, 2006, we have granted Patriarch Partners and certain holders of our common shares customary registration rights, including demand and piggyback registration rights and Form F-3 registration rights. A total of 15,585,254 common shares of our company are covered by registration rights, assuming all of the outstanding preferred shares are converted, there are no accrued and unpaid dividends and the conversion price is not adjusted. The number of shares covered by registration rights may increase if Patriarch Partners owns more of our shares, for instance, if it converts the loan under the credit agreement described below into common shares. In addition, the investor rights agreement grants Patriarch Partners preemptive rights with respect to any issuance of equity securities issued by us, which provision was terminated upon the completion of our initial public offering.

In the event our parent decides to transfer some of its securities in us, it must give rights of co-sale to Patriarch Partners, so that Patriarch Partners may sell securities along with our parent in the sale.

Credit agreement among us, Patriarch Partners, Patriarch Partners Agency Services, LLC and our direct subsidiaries, as guarantors

In connection with its purchase of the 16,404,926 convertible preferred shares, Patriarch Partners and Patriarch Partners Agency Services, LLC entered into a credit agreement with us and our subsidiaries from time to time on March 16, 2006. Under the credit agreement, we borrowed $10.0 million from Patriarch Partners, an amount that is payable on December 31, 2008. The interest payable on the loan was LIBOR plus 2.75%. Patriarch Partners could convert any outstanding principal and accrued and unpaid interest into our class A common shares at any time, at an initial conversion ratio of $3.657438 per common share, subject to certain anti-dilution adjustments. Pursuant to this agreement, we also entered into pledge and security agreements pledging the shares of certain of our subsidiaries and granting security over our property, including shares and intellectual property, and over the property of certain of our subsidiaries. On September 20, 2006, the credit agreement was amended to provide for additional interest in the aggregate amount of $3.0 million, which resulted in the issuance of an additional 820,246 class A common shares upon the conversion of the loan. This amendment was executed one day after the redemption of 819,672 convertible preferred shares mentioned above. All outstanding principal and accrued and unpaid interest was converted automatically into class A common shares upon our initial public offering, and the credit agreement and pledge agreement terminated at that time.

Advisory agreement among us, our parent, and Patriarch Partners Management Group, LLC

We and our parent entered into an advisory agreement with Patriarch Partners Management Group, LLC on April 18, 2006 under which Patriarch Partners Management Group, LLC was to act as advisor to us and our parent in making acquisitions of the majority of stock or assets in target companies. We and our parent agreed to pay a success fee to Patriarch Partners Management Group, LLC for each successful acquisition in an amount to be mutually agreed by the parties, and not to exceed $5.0 million. As of June 30, 2006, we had paid $3.5 million in fees under this agreement. The agreement terminated on April 18, 2007 and we paid no fees under this agreement in 2007.

Transactions with Yucaipa

Share purchase agreement between us and Yucaipa

Yucaipa Global Partnership Fund L.P. and its affiliates, or Yucaipa, held 6.1% of our equity interests as of March 31, 2008. Yucaipa also holds 300,000 of our series B convertible preferred shares, which were purchased for $30.0 million pursuant to a share purchase agreement entered into on February 18, 2008. The purchase price was determined through our arm’s-length transaction with Yucaipa.

The convertible preferred shares are a newly-created series having certain preferences, limitations and relative rights. The convertible preferred shares are convertible into class A common shares at the option of holders based on a conversion formula at any time after the first anniversary of the closing of the placement on February 28, 2008, or upon the occurrence of certain other events. The conversion rate at any time shall be determined by dividing an amount equal to the sum of (x) the stated value per share, which is $100.00 per convertible preferred share subject to adjustment in the event of any subdivision or combination of the outstanding preferred shares, plus (y) the amount of any accrued dividends per share then remaining unpaid on each convertible preferred share being converted by the then applicable conversion price, initially equal to $3.00 per share, but subject to adjustment.

Yucaipa, as a holder of our convertible preferred shares, is entitled to vote on an “as converted” basis together with the holders of our common shares. Moreover, the approval of the holders of a majority of the outstanding convertible preferred shares is required for certain matters, such as authorizing the issuance of any parity shares, while the approval of the holders of a majority of the outstanding convertible preferred shares and any outstanding parity shares required for certain other matters, such as entering into certain transactions with shareholders or affiliates, or materially changing the scope of our business. The convertible preferred shares are entitled to quarterly preferred dividends at the rate of 8% per annum payable in cash or, at our option subject to certain limitations, through the issuance of additional convertible preferred shares. Upon any liquidation, the convertible preferred shares would be entitled to a liquidation preference. The holders of the convertible preferred shares have the right to require that their shares be redeemed by the us upon the occurrence of certain events.

Shareholders agreement among us, Yucaipa and our parent

The shareholders agreement requires Xinhua Finance Limited, our parent and controlling shareholder, to vote its shares in us and take certain other actions to ensure that an individual designated by Yucaipa will remain one of our directors so long as Yucaipa continues to hold at least 50% of the convertible preferred shares originally issued under the share purchase agreement. The shareholders agreement also provides Yucaipa with certain tag-along rights in connection with certain sales by Xinhua Finance Limited of common shares it holds in us.

Registration rights agreement between us and Yucaipa

Pursuant to a registration rights agreement dated February 28, 2008, we have granted Yucaipa piggyback registration rights. A total of 10,000,000 common shares of our company are covered by registration rights, assuming all of the outstanding convertible preferred shares are converted, there are no accrued and unpaid dividends and the conversion price is not adjusted.

Transactions with Hunan Television & Broadcast Intermediary Co., Ltd.

Long Qiu Yun has served as our independent director since March 2007 and as a director of our subsidiary, Beijing Perspective Orient Movie Television Intermediary Co., Ltd., or Beijing Perspective, since July 2006. Mr. Long also has served as the board chairman and general manager of Hunan Television & Broadcast Intermediary Co., Ltd., or Hunan Television, since 1995. In July 2006, we acquired 51% of the equity of Beijing Perspective from Hunan Television through Beijing Century Media, an affiliated entity. Xinhua Financial Network financed the purchase price for this acquisition.

In October, 2007, we acquired, through Beijing Century Media, the remaining 49% of the equity of Beijing Perspective for RMB16.0 million ($2.2 million). In connection with the acquisition of the remaining 49% equity interest in Beijing Perspective, we entered into a share subscription agreement and deed of non-competition undertaking and release with Whole Fortune Limited, or Whole Fortune, a limited liability company controlled by Hunan Television and incorporated in the British Virgin Islands. Pursuant to these agreements, we issued 2,043,347 class A common shares to Whole Fortune in exchange for its entering into a non-competition agreement with us. Under the non-competition agreement, Whole Fortune promised that it and its affiliates will not compete with us or our affiliates outside of China for a term of four years. The common shares we issued to Whole Fortune were valued at $4.06 per share and had an aggregate value of $8.3 million. The terms of this non-competition agreement, including the price paid by us, when taken as a whole with the acquisition of 49% of the equity interest in Beijing Perspective by Beijing Century Media, were determined on an arm’s length basis, and we believe the terms are comparable to terms we could obtain from independent third parties. See “Item 5. Operating and financial review and prospects — Acquisitions.”

Share restructuring

On September 22, 2006, we issued 4,099,968 warrants and 6,478,437 class A common shares and our parent paid $9.1 million to Sino Investment Holdings Limited, or Sino Investment, the 37.0% shareholder of our subsidiary Upper Step, and the 61.0% shareholder of Accord Group, another subsidiary of ours, in exchange for its shareholdings in Upper Step, and 451,107 class A common shares in exchange for its shareholdings in Accord Group. The warrants are exercisable at an initial price of $3.659 per share. In addition, Sino Investment issued a demand promissory note to us in the amount of $7.9 million as part of this transaction, which note has no specified interest rate. The warrants are immediately exercisable and valid for a period of five years.

On August 7, 2007, the terms of the promissory note were amended so that the amount is repayable on or prior to November 9, 2011 and an 8% interest was applied to the promissory note. As of January 21, 2008, a revised repayment agreement was concluded which states that $2.5 million will be repaid on March 31, 2009, $2.5 million will be repaid on March 31, 2010, and the remaining outstanding principal amount will be repaid on March 31, 2011. The interest rate is stated at 8% per annum and accrued from November 10, 2006.

Employment agreements

See “Item 6.C. Directors, senior management and employees — Board practices”.

Share option agreements

See “Item 6.B. Directors, senior management and employees — Compensation — Share options”.

C.	Interests of Experts and Counsel

Not applicable.

Item 8.	Financial Information

A.	Consolidated Statements and Other Financial Information

We have appended consolidated financial statements filed as part of this annual report.

Legal Proceedings

We are subject to a class action complaint, filed in the United States District Court for the Southern District of New York, for alleged violations of U.S. federal securities laws. The lawsuit asserts claims against us, our CEO Fredy Bush, our former CFO Shelly Singhal and other defendants for allegedly failing to disclose in our initial public offering registration statement and prospectus certain background information concerning Shelly Singhal. The alleged undisclosed information consists of lawsuits and proceedings that were brought against other entities with which Shelly Singhal was associated and that are completely unrelated to us. We and other defendants have filed motions to dismiss the class action complaint. We believe that the allegations in the class action are without merit, and we intend to vigorously defend ourselves against the claims. The outcome of the class action, like other litigation proceedings, is uncertain. Regardless of its merit, litigation and other preparations undertaken to defend the class action can be costly, and we may incur substantial costs and expenses in doing so. It may also divert the attention of our management. If the class action against us is successful, it may result in substantial monetary liabilities, which may have an adverse effect on our financial condition and operating results.

We are currently not a party to any other material legal proceeding. From time to time, we may be subject to various claims and legal actions arising in the ordinary course of business. Although we cannot predict with certainty the results of such litigation, we believe that the final outcome of any pending litigation arising in the ordinary course of business will not have a material adverse effect on our business and results of operations. Regardless of the outcome, however, any litigation can result in substantial costs and diversion of management resources and attention.

Dividend Policy

We have never declared or paid any dividends on our common shares, nor do we have any present plan to pay any cash dividends on our ADSs in the foreseeable future. We currently intend to retain most of our available funds and any future earnings to operate and expand our business. We have, however, paid dividends to the holder of our convertible preferred shares of approximately $7.5 million and $1.3 million in 2006 and 2007, respectively. We discontinued these dividends upon conversion of the convertible preferred shares.

As we are a holding company, we rely on dividends paid to us by our wholly-owned subsidiaries Upper Step Holdings Limited, Accord Group Investments Limited, Xinhua Finance Advertising Limited, Xinhua Finance Media (Convey) Limited, Profitown Development Limited and East Alliance Limited, all of which are British Virgin Islands business companies, by our wholly-owned subsidiaries EconWorld Media Limited and Singshine (Holdings) Hongkong Ltd, both Hong Kong companies, by our subsidiary Small World Television Limited in which we hold a 70% interest, a Hong Kong company, and by our subsidiary Xinhua Media Entertainment in which we hold a 75% interest, a Cayman Islands company, for our cash requirements, including the funds necessary to pay dividends and other cash distributions to our shareholders, service any debt we may incur and pay our operating expenses.

In the British Virgin Islands, the payment of dividends is subject to limitations. A British Virgin Islands business company that prior to January 1, 2007 existed as an international business company is permitted to declare and pay dividends only out of surplus, meaning the excess, if any, at the time of the determination, of the total assets of the company over the sum of its total liabilities, as shown in the books of account, plus its capital. In addition, such company may not declare or pay a dividend unless the directors of the company determine that immediately after the payment of the dividend the company will be able to satisfy its liabilities as they become due in the ordinary course of its business and the realizable value of the assets of the company will not be less than the sum of its total liabilities, other than deferred taxes, as shown in the books of account, and its capital.

In Hong Kong, the payment of dividends is also subject to limitations. Dividends may only be distributed out of accumulated, realized profits less accumulated, realized losses. Accumulated, realized profits must not have been previously distributed or capitalized. Accumulated, realized losses do not include those previously written off in a reduction or reorganization of capital.

In the Cayman Islands, the payment of dividends is also subject to limitations. Dividends may only be distributed out of profits, or out of a company’s share premium account, subject to the company being able to pay its debts as they fall due in the ordinary course of business.

Our board of directors has complete discretion on whether to pay dividends, subject to the approval of our shareholders. Even if our board of directors decides to pay dividends, the form, frequency and amount will depend upon our future operations and earnings, capital requirements and surplus, general financial condition, contractual restrictions and other factors that the board of directors may deem relevant. Cash dividends on our ADSs, if any, will be paid in U.S. dollars.

B.	Significant Changes

Except as disclosed elsewhere in this annual report, we have not experienced any significant changes since the date of our audited consolidated financial statements included in this annual report.

Item 9.	The Offer and Listing

A.	Offering and Listing Details

Our ADSs, each representing one Class A ordinary share, have been listed on the Nasdaq since March 9, 2007. Our ADSs are traded under the symbol “XFML.”

The following table provides the high and low trading prices for our ADSs on the Nasdaq for (1) the year 2007 (from March 9, 2007), (2) each of the second to fourth quarters of 2007, and (3) each of the past six months.

	Sales Price
	High	Low

Annual High and Law
2007 (from March 9, 2007)	13.00	5.06
Quarterly Highs and Lows
Second Quarter 2007	12.75	6.15
Third Quarter 2007	10.18	5.06
Fourth Quarter 2007	10.34	5.60
Monthly Highs and Lows
November 2007	9.3	5.6
December 2007	7.14	5.81
January 2008	6.28	3.65
February 2008	5.79	3.80
March 2008	4.03	2.02
April 2008	4.39	2.81
May 2008 (through May 16, 2008)	4.40	3.52

B.	Plan of Distribution

Not applicable.

C.	Markets

Our ADSs, each representing two Class A ordinary shares, have been listed on the Nasdaq Global Market since March 9, 2007 under the symbol “XFML.”

D.	Selling Shareholders

Not applicable.

E.	Dilution

Not applicable.

F.	Expenses of the Issue

Not applicable.

Item 10.	Additional Information

A.	Share Capital

Not applicable.

B.	Memorandum and Articles of Association

We incorporate by reference into this annual report the description of our amended and restated memorandum of association contained in our F-1 registration statement (File No. 333-140808) originally filed with the SEC on February 21, 2007, as amended. Our shareholders adopted our amended and restated memorandum and articles of association by a special resolution on February 7, 2007.

C.	Material Contracts

We have not entered into any material contracts other than in the ordinary course of business and other than those described in “Item 4. Information on the Company” or elsewhere in this annual report on Form 20-F.

D.	Exchange Controls

See “Item 4.B Information on the Company — Business overview — Regulation — Regulations on Foreign Currency Exchange.”

E.	Taxation

The following summary of the material Cayman Islands and United States federal income tax consequences of an investment in our ADSs or common shares is based upon laws and relevant interpretations thereof in effect as of the date of this annual report, all of which are subject to change. This summary does not deal with all possible tax consequences relating to an investment in our ADSs or common shares, such as the tax consequences under state, local and other tax laws.

Cayman Islands Taxation

The Cayman Islands currently levies no taxes on individuals or corporations based upon profits, income, gains or appreciation and there is no taxation in the nature of inheritance tax or estate duty. There are no other taxes likely to be material to the Company levied by the Government of the Cayman Islands except for stamp duties which may be applicable on instruments executed in, or brought within, the jurisdiction of the Cayman Islands. The Cayman

Islands is not party to any double tax treaties. There are no exchange control regulations or currency restrictions in the Cayman Islands.

United States Federal Income Taxation

The following discussion describes the material U.S. federal income tax consequences to U.S. Holders (as defined below) under present law of an investment in the ADSs or common shares. This discussion applies only to U.S. Holders that hold the ADSs or common shares as capital assets and that have the U.S. dollar as their functional currency. This discussion is based on the tax laws of the United States in effect as of the date of this annual report and on U.S. Treasury regulations in effect or, in some cases, proposed, as of the date of this annual report, as well as judicial and administrative interpretations thereof available on or before such date. All of the foregoing authorities are subject to change, which change could apply retroactively and could affect the tax consequences described below.

The following discussion does not deal with the tax consequences to any particular investor or to persons in special tax situations such as:

•	banks;

•	financial institutions;

•	insurance companies;

•	regulated investment companies;

•	real estate investment trusts;

•	broker dealers;

•	traders that elect to mark to market;

•	U.S. expatriates;

•	tax-exempt entities;

•	persons liable for alternative minimum tax;

•	persons holding an ADS or common share as part of a straddle, hedging, conversion or integrated transaction;

•	persons that actually or constructively own 10% or more of our voting stock;

•	persons who acquired ADSs or common shares pursuant to the exercise of any employee share option or otherwise as compensation; or

•	persons holding ADSs or common shares through partnerships or other pass-through entities.

PROSPECTIVE PURCHASERS ARE URGED TO CONSULT THEIR TAX ADVISORS ABOUT THE APPLICATION OF THE U.S. FEDERAL TAX RULES TO THEIR PARTICULAR CIRCUMSTANCES AS WELL AS THE STATE, LOCAL, NON-U.S. AND OTHER TAX CONSEQUENCES TO THEM OF THE PURCHASE, OWNERSHIP AND DISPOSITION OF ADSs OR COMMON SHARES.

The discussion below of the U.S. federal income tax consequences to “U.S. Holders” will apply to you if you are the beneficial owner of ADSs or common shares and you are, for U.S. federal income tax purposes,

•	an individual who is a citizen or resident of the United States;

•	a corporation (or other entity taxable as a corporation for U.S. federal income tax purposes) organized under the laws of the United States, any State thereof or the District of Columbia;

•	an estate, the income of which is subject to U.S. federal income taxation regardless of its source; or

•	a trust that (1) is subject to the primary supervision of a court within the United States and the control of one or more U.S. persons for all substantial decisions or (2) has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person.

The discussion below assumes that the representations contained in the deposit agreement are true and that the obligations in the deposit agreement and any related agreement will be complied with in accordance with their terms. If you hold ADSs, you should be treated as the holder of the underlying common shares represented by those ADSs for U.S. federal income tax purposes.

The U.S. Treasury has expressed concerns that parties to whom ADSs are pre-released may be taking actions that are inconsistent with the claiming, by U.S. Holders of ADSs, of foreign tax credits for U.S. federal income tax purposes. Such actions would also be inconsistent with the claiming of the reduced rate of tax applicable to dividends received by certain non-corporate U.S. Holders, including individual U.S. Holders, as described below. Accordingly, the availability of foreign tax credits or the reduced tax rate for dividends received by certain non-corporate U.S. Holders, including individual U.S. Holders, could be affected by future actions that the U.S. Treasury or parties to whom ADSs are pre-released may take.

Taxation of dividends and other distributions on the ADSs or common shares

Subject to the passive foreign investment company rules discussed below, the gross amount of our distributions to you with respect to the ADSs or common shares generally will be included in your gross income as dividend income on the date of receipt by the depositary, in the case of ADSs, or by you, in the case of common shares, but only to the extent that the distribution is paid out of our current or accumulated earnings and profits (as determined under U.S. federal income tax principles). The dividends will not be eligible for the dividends-received deduction allowed to corporations in respect of dividends received from other U.S. corporations.

With respect to certain non-corporate U.S. Holders, including individual U.S. Holders, for taxable years beginning before January 1, 2011, dividends may be taxed at the lower capital gains rate applicable to qualified dividend income, provided that (1) the ADSs or common shares, as applicable, are readily tradable on an established securities market in the United States, (2) we are not a passive foreign investment company (as discussed below) for either our taxable year in which the dividend was paid or the preceding taxable year, and (3) certain holding period requirements are met. ADSs will be considered for purposes of clause (1) above to be readily tradable on an established securities market in the United States if they are listed on the Nasdaq Global Market. You should consult your tax advisors regarding the availability of the lower rate for dividends paid with respect to our ADSs or common shares.

Dividends will constitute foreign source income for foreign tax credit limitation purposes. If the dividends are qualified dividend income (as discussed above), the amount of the dividend taken into account for purposes of calculating the foreign tax credit limitation will in general be limited to the gross amount of the dividend, multiplied by the reduced rate divided by the highest rate of tax normally applicable to dividends. The limitation on foreign taxes eligible for credit is calculated separately with respect to specific classes of income. For this purpose, dividends distributed by us with respect to the ADSs or common shares will generally constitute “passive category income” but could, in the case of certain U.S. Holders, constitute “general category income”.

To the extent that the amount of the distribution exceeds our current and accumulated earnings and profits (as determined under U.S. federal income tax principles), it will be treated first as a tax-free return of your tax basis in your ADSs or common shares, and to the extent the amount of the distribution exceeds your tax basis, the excess will be taxed as capital gain. We do not intend to calculate our earnings and profits under U.S. federal income tax principles. Therefore, a U.S. Holder should expect that a distribution will generally be reported as a dividend even if that distribution would otherwise be treated as a non-taxable return of capital or as capital gain under the rules described above.

Taxation of disposition of ADSs or common shares

Subject to the passive foreign investment company rules discussed below, you will recognize taxable gain or loss on any sale, exchange or other taxable disposition of an ADS or common share equal to the difference between the amount realized (in U.S. dollars) for the ADS or common share and your tax basis (in U.S. dollars) in the ADS or common share. The gain or loss generally will be capital gain or loss. If you are a non-corporate U.S. holder, including an individual U.S. Holder, who has held the ADS or common share for more than one year, you will be eligible for reduced tax rates. The deductibility of capital losses is subject to limitations. Any such gain or loss that you recognize will generally be treated as U.S. source income or loss for foreign tax credit limitation purposes. You should consult your tax advisors regarding the proper treatment of gain or loss in your particular circumstances, including the effects of any applicable income tax treaties.

Passive foreign investment company

A non-U.S. corporation is considered a passive foreign investment company (“PFIC”) for U.S. federal income tax purposes, for any taxable year if either:

•	at least 75% of its gross income for such year is passive income, or

•	at least 50% of the value of its assets (based on an average of the quarterly values of the assets during such year) is attributable to assets that produce passive income or are held for the production of passive income.

For this purpose, we will be treated as owning our proportionate share of the assets and earning our proportionate share of the income of any other corporation in which we own, directly or indirectly, more than 25% (by value) of the stock.

Although it is not clear how the contractual arrangements between us and our affiliated entities will be treated for purposes of the PFIC rules, based on the market price of our ADSs, the composition of our assets and income, and our operations, we believe that we were not a PFIC for our taxable year ending December 31, 2007. We must make a separate determination each year as to whether we are a PFIC. As a result, our PFIC status may change. If we are a PFIC for any year during which you hold ADSs or common shares, we generally will continue to be treated as a PFIC for all succeeding years during which you hold ADSs or common shares.

If we are a PFIC for any taxable year during which you hold ADSs or common shares, you will be subject to special tax rules with respect to any “excess distribution” that you receive and any gain you realize from a sale or other disposition (including a pledge) of the ADSs or common shares, unless you make a “mark-to-market” election as discussed below. Distributions you receive in a taxable year that are greater than 125% of the average annual distributions you received during the shorter of the three preceding taxable years or your holding period for the ADSs or common shares will be treated as an excess distribution. Under these special tax rules:

•	the excess distribution or gain will be allocated ratably over your holding period for the ADSs or common shares;

•	the amount allocated to the current taxable year, and any taxable year prior to the first taxable year in which we were a PFIC, will be treated as ordinary income; and

•	the amount allocated to each other year will be subject to the highest tax rate in effect for that year and the interest charge generally applicable to underpayments of tax will be imposed on the resulting tax attributable to each such year.

The tax liability for amounts allocated to years prior to the year of disposition or “excess distribution” cannot be offset by any net operating losses for such years, and gains (but not losses) realized on the sale of the ADSs or common shares cannot be treated as capital, even if you hold the ADSs or common shares as capital assets.

Alternatively, a U.S. Holder of “marketable stock” (as defined below) in a PFIC may make a mark-to-market election for stock of a PFIC to elect out of the tax treatment discussed in the two preceding paragraphs. If you make a mark-to-market election for the ADSs or common shares, you will include in income each year an amount equal to the excess, if any, of the fair market value of the ADSs or common shares as of the close of your taxable year over your adjusted basis in such ADSs or common shares. You are allowed a deduction for the excess, if any, of the adjusted basis of the ADSs or common shares over their fair market value as of the close of the taxable year. However, deductions are allowable only to the extent of any net mark-to-market gains on the ADSs or common shares included in your income for prior taxable years. Amounts included in your income under a mark-to-market election, as well as gain on the actual sale or other disposition of the ADSs or common shares, are treated as ordinary income. Ordinary loss treatment also applies to the deductible portion of any mark-to-market loss on the ADSs or common shares, as well as to any loss realized on the actual sale or disposition of the ADSs or common shares, to the extent that the amount of such loss does not exceed the net mark-to-market gains previously included for such ADSs or common shares. Your basis in the ADSs or common shares will be adjusted to reflect any such income or loss amounts. The tax rules that apply to distributions by corporations which are not PFICs would apply to distributions by us, except that the lower applicable capital gains rate discussed above under “— Taxation of dividends and other distributions on the ADSs or common shares” would not apply.

The mark-to-market election is available only for “marketable stock,” which is stock that is regularly traded on a qualified exchange or other market, as defined in applicable U.S. Treasury regulations. We expect that the ADSs will continue to be listed on the Nasdaq Global Market and, consequently, we expect that if you are a holder of ADSs and the ADSs are regularly traded, the mark-to-market election would be available to you were we to become a PFIC.

In general, if a non-U.S. corporation is a PFIC, a holder of shares in that corporation may avoid taxation under the rules described above by making a “qualified electing fund” election to include its share of the corporation’s income on a current basis, or a “deemed sale” election once the corporation no longer qualifies as a PFIC. However, you may make a qualified electing fund election with respect to your ADSs or common shares only if we agree to furnish you annually with certain tax information, and we do not presently intend to prepare or provide such information.

If you hold ADSs or common shares in any year in which we are a PFIC, you will be required to file Internal Revenue Service Form 8621 regarding distributions received on the ADSs or common shares and any gain realized on the disposition of the ADSs or common shares.

You are urged to consult your tax advisor regarding the application of the PFIC rules to your investment in ADSs or common shares.

Information reporting and backup withholding

Dividend payments with respect to ADSs or common shares and proceeds from the sale, exchange or redemption of ADSs or common shares may be subject to information reporting to the Internal Revenue Service and possible U.S. backup withholding at a current rate of 28%. Backup withholding will not apply, however, to a U.S. Holder who furnishes a correct taxpayer identification number and makes any other required certification or who is otherwise exempt from backup withholding. U.S. Holders who are required to establish their exempt status generally must provide such certification on Internal Revenue Service Form W-9. U.S. Holders should consult their tax advisors regarding the application of the U.S. information reporting and backup withholding rules.

Backup withholding is not an additional tax. Amounts withheld as backup withholding may be credited against your U.S. federal income tax liability, and you may obtain a refund of any excess amounts withheld under the backup withholding rules by filing the appropriate claim for refund with the Internal Revenue Service and furnishing any required information.

F.	Dividends and Paying Agents

Not applicable.

G.	Statement by Experts

Not applicable.

H.	Documents on Display

We have filed with the SEC a registration statement on Form F-1, including relevant exhibits and securities under the Securities Act with respect to underlying common shares represented by the ADSs, sold in our initial public offering. A related registration statement on F-6 has been filed with the SEC to register the ADSs. You should read the registration statement and its exhibits and schedules for further information with respect to us and our ADSs.

We are subject to periodic reporting and other informational requirements of the Exchange Act as applicable to foreign private issuers. Accordingly, we are required to file reports, including annual reports on Form 20-F, and other information with the SEC. As a foreign private issuer, we are exempt from the rules of the Exchange Act prescribing the furnishing and content of proxy statements to shareholders. All information filed with the SEC can be inspected and copied at the public reference facilities maintained by the SEC at Room 1580, 100 F. Street, N.E., Washington, D.C. 20549. You can request copies of these documents upon payment of a duplicating fee, by writing to the SEC. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference rooms. Additional information may also be obtained over the Internet at the SEC’s website at www.sec.gov.

I.	Subsidiary Information

For a listing of our subsidiaries, see “Item 4.C. Information on the Company — Organizational structure”.

Item 11.	Quantitative and Qualitative Disclosures About Market Risk

Market risk is the potential loss arising from adverse changes in market rates and prices, such as interest rates, and foreign currency exchange rates.

Interest rate risk

Our exposure to interest rate risk primarily relates to the interest rates for our outstanding debt and the interest income generated by excess cash invested in liquid investments with original maturities of three months or less. As of December 31, 2007, our total bank borrowings amounted to $33.9 million with interest rates varying from 4.8% to 6.6% for those borrowings with declared interest rates. Assuming the principal amount of the outstanding bank borrowings remains approximately the same as of December 31, 2008, a 1% increase in each applicable interest rate would add approximately $0.6 million to our interest expense in 2008. Our $10.0 million loan with Patriarch Partners, which bore interest at LIBOR plus 2.75%, was converted into class A common shares upon our initial public offering. We have not used any derivative financial instruments to manage our interest risk exposure. Interest-earning instruments carry a degree of interest rate risk. We have not been exposed to material risks due to changes in interest rates. However, our future interest income may be lower than expected due to changes in market interest rates.

Foreign currency risk

Substantially all of our revenues and most of our expenses are denominated in RMB. Our exposure to foreign exchange risk primarily relates to cash and cash equivalents denominated in U.S. dollars as a result of our past issuances of preferred shares through a private placement and proceeds from our initial public offering. We recorded $0.7 million in foreign exchange losses for the year ended December 31, 2007, resulting predominately from our assets held in U.S. dollars, which were affected by the appreciation of the RMB. Future movements in the exchange rate of the RMB against the U.S. dollar and other foreign currencies may adversely affect our results of operations and financial condition. Assuming our U.S. dollar holdings remain approximately the same as of December 31, 2008, a 1% appreciation of the RMB against the U.S. dollar would cause us to record foreign exchange losses of $0.6 million for 2008. In addition, the value of your investment in our ADSs will be affected by the foreign exchange rate between U.S. dollars and the RMB because the value of our business is effectively denominated in RMB, while the ADSs will be traded in U.S. dollars.

The value of the RMB against the U.S. dollar and other currencies may fluctuate and is affected by, among other things, changes in China’s political and economic conditions. The conversion of RMB into foreign currencies, including U.S. dollars, has been based on rates set by the People’s Bank of China. On July 21, 2005, the PRC government changed its decade-old policy of pegging the value of the RMB to the U.S. dollar. Under the new policy, the RMB is permitted to fluctuate within a narrow and managed band against a basket of certain foreign currencies. This change in policy has resulted in an approximately 11.0% appreciation of the RMB against the U.S. dollar by December 31, 2007. There remains significant international pressure on the PRC government to adopt an even more flexible currency policy, which could result in a further and more significant appreciation of the RMB against the U.S. dollar. Conversely, if we decide to convert our RMB denominated cash amounts into U.S. dollars amounts for the purpose of making payments for dividends on our common shares or ADSs or for other business purposes, appreciation of the U.S. dollar against the RMB would have a negative effect on the U.S. dollar amount available to us. We have not used any forward contracts or currency borrowings to hedge our exposure to foreign currency exchange risk.

Item 12.	Description of Securities Other Than Equity Securities

Not Applicable.

PART II

Item 13.	Defaults, Dividend Arrearages and Delinquencies

None.

Item 14.	Material Modifications to the Rights of Security Holders and Use of Proceeds

See “Item 6.E. Directors, Senior Management and Employees — Share Ownership” for a description of the rights of securities holders, which have changed due to our issuance of the series B convertible preferred shares.

The effective date of the registration statement on Form F-1 (File number: 333-140808) for which use of proceeds information is being disclosed was March 8, 2007. We offered our common shares, in the form of ADSs, in our initial public offering on March 9, 2007. We registered and sold 17,307,923 ADSs, representing 34,615,846 common shares, for an aggregate price of $225.0 million and the selling shareholders in the offering registered and sold 5,769,000 ADSs, representing 11,538,000 common shares, for an aggregate price of $75.0 million. For the period from the effective date to December 31, 2007, we estimate that our expenses incurred and paid to others in connection with the issuance and distribution of the ADSs totaled $24.7 million, which included $15.8 million for underwriting discounts and commissions and $8.9 million for other expenses. We received net proceeds of approximately US$200.3 million from our initial public offering after deducting expenses.

We used the net proceeds received from our initial public offering as follows:

•	approximately $50.0 million to repay outstanding indebtedness to related parties, including our parent and affiliates;

•	approximately $85.3 million for our acquisition of subsidiaries; and

•	approximately $65.0 million for our purchase of financial instruments including currency linked notes and principal protected notes.

As of December 31, 2007, all of the net offering proceeds from our initial public offering had been applied and paid to others. J.P. Morgan Securities Inc. and UBS AG were the managing underwriters for our initial public offering.

Item 15.	Controls and Procedures

Evaluation of Disclosure Controls and Procedures

As of the end of the period covered by this report, our management, with the participation of our chief executive officer and chief financial officer, has performed an evaluation of the effectiveness of our disclosure controls and procedures within the meaning of Rules 13a-15(e) of the Exchange Act.

Based upon that evaluation, our management has concluded that, as of December 31, 2007, our disclosure controls and procedures were effective in ensuring that the information required to be disclosed by us in the reports that we file and furnish under the Exchange Act was recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms.

Management’s Annual Report on Internal Control over Financial Reporting

This annual report does not include a report of management’s assessment regarding internal control over financial reporting or an attestation report of the company’s registered public accounting firm due to a transition period established by rules of the Securities and Exchange Commission for newly public companies.

Changes in Internal Control over Financial Reporting

There were no changes in our internal controls over financial reporting that occurred during the period covered by this annual report on Form 20-F that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

This annual report does not include a report of management’s assessment regarding internal control over financial reporting or an attestation report of the company’s registered public accounting firm due to a transition period established by rules of the Securities and Exchange Commission for newly public companies.

Item 16A.	Audit Committee Financial Expert

Our board of directors has determined that Mr. Steve Richards, an independent director and member of our audit committee, is an audit committee financial expert.

Item 16B.	Code of Ethics

Our board of directors has adopted a code of ethics that applies to our directors, officers, employees and agents, including certain provisions that specifically apply to our chief executive officer, chief financial officer, chief operating officer, chief technology officer, vice presidents and any other persons who perform similar functions for us. We have filed our code of business conduct and ethics as an exhibit to our registration statement on Form F-1 (No. 333-140808).

Item 16C.	Principal Accountant Fees and Services

The following table sets forth the aggregate fees by categories specified below in connection with certain professional services rendered by Deloitte Touche Tohmatsu, our principal external auditors, for the periods indicated. We did not pay any tax related fees to our auditors during the periods indicated below.

	2006	2007

Audit Fees(1)	$760,000	$1,440,000
Audit-Related Fees(2)	—	$2,870,000

(1)	“Audit Fees” means the aggregate fees billed in each of the fiscal years listed for professional services rendered by our principal auditors for the audit of our annual financial statements in 2006 and 2007.

(2)	“Audit-Related Fees” means the aggregate fees billed in each of the fiscal years listed for assurance and related services by our principal auditors that are reasonably related to the performance of the audit or review of our financial statements and are not reported under “Audit Fees.” Services comprising the fees disclosed under the category of “Audit-Related Fees” in 2007 involve principally the issue of comfort letter, rendering of listing advice in connection with our initial public offering and interim review.

Since our initial public offering, the policy of our audit committee and our board of directors is to pre-approve all audit and non-audit services provided by Deloitte Touche Tohmatsu, including audit services, audit-related services, tax services and other services as described above, other than those for de minimis services which are approved by the audit committee or our board of directors prior to the completion of the services.

Item 16D.	Exemptions from the Listing Standards for Audit Committees

Not applicable.

Item 16E.	Purchases of Equity Securities by the Issuer and Affiliated Purchasers

The table below is a summary of the shares repurchased by us during since January 1, 2007. No shares were repurchased since January 1, 2007 except during the months indicated and all shares were purchased in the open market.

				Approximate
			Total Number of	Dollar Value of
			Shares Purchased	Shares that May
	Total Number of	Average Price Paid	as Part of Publicly	Yet Be Purchased
Period	Shares Purchased	Per Share(1)	Announced Plan(2)	Under the Plan(1)

June 12 — June 19, 2007	1,932,000	$4.47	1,932,000	$41,371,946
March 19 — March 31, 2008	2,034,236	$1.42	2,034,236	$38,489,716
Total	3,966,236	$2.90	3,966,236	$38,489,716

(1)	Each of our ADSs represents two class A common shares.

(2)	The repurchase plan was publicly announced on May 29, 2007 and provides for the repurchase of up to $50.0 million of our common shares.

PART III

Item 17.	Financial Statements

We have elected to provide financial statements pursuant to Item 18.

Item 18.	Financial Statements

The consolidated financial statements of Xinhua Finance Media Limited and its subsidiaries are included at the end of this annual report.

Item 19.	Exhibits

Exhibit
Number	Description of Document

1.1	Amended and Restated Memorandum and Articles of Association (incorporated by reference to Exhibit 3.2 from our F-1 registration statement (File No. 333-140808), as amended, initially filed with the Commission on February 21, 2007)
2.1	Registrant’s specimen American depositary receipt (incorporated by reference to Exhibit 4.1 from our F-1 registration statement (File No. 333-140808), as amended, initially filed with the Commission on February 21, 2007)
2.2	Registrant’s specimen certificate for common shares (incorporated by reference to Exhibit 4.2 from our F-1 registration statement (File No. 333-140808), as amended, initially filed with the Commission on February 21, 2007)
2.3	Form of Deposit Agreement, among the Registrant, the depositary and holders of the American depositary receipts (incorporated by reference to Exhibit 4.3 from our F-1 registration statement (File No. 333-140808), as amended, initially filed with the Commission on February 21, 2007)
4.1	Irrevocable Proxy, dated as of July 24, 2006, by Xinhua Finance Limited in favor of Patriarch Partners Media Holdings LLC (incorporated by reference to Exhibit 4.4 from our F-1 registration statement (File No. 333-140808), as amended, initially filed with the Commission on February 21, 2007)
4.2	Share Purchase Agreement, dated as of March 16, 2006, amended as of March 16, 2006, between the Registrant and Patriarch Partners Media Holdings LLC (incorporated by reference to Exhibit 4.5 from our F-1 registration statement (File No. 333-140808), as amended, initially filed with the Commission on February 21, 2007)

Exhibit
Number	Description of Document

4.3	Investor Rights Agreement dated as of March 16, 2006, among the Registrant, Xinhua Finance Limited and Patriarch Partners Media Holdings LLC (incorporated by reference to Exhibit 4.6 from our F-1 registration statement (File No. 333-140808), as amended, initially filed with the Commission on February 21, 2007)
4.4	2007 Share Option Plan (incorporated by reference to Exhibit 10.1 from our F-1 registration statement (File No. 333-140808), as amended, initially filed with the Commission on February 21, 2007)
4.5	Form of Indemnification Agreement with the Registrant’s directors (incorporated by reference to Exhibit 10.2 from our F-1 registration statement (File No. 333-140808), as amended, initially filed with the Commission on February 21, 2007)
4.6	Form of Employment Agreement between the Registrant and a Senior Executive Officer of the Registrant (incorporated by reference to Exhibit 10.3 from our F-1 registration statement (File No. 333-140808), as amended, initially filed with the Commission on February 21, 2007)
4.7	Trademark License Agreement, dated as of September 21, 2006, between the Registrant and Xinhua Financial Network Limited (incorporated by reference to Exhibit 10.4 from our F-1 registration statement (File No. 333-140808), as amended, initially filed with the Commission on February 21, 2007)
4.8	English translation of Business Cooperation Agreement, amended and restated as of November 6, 2006, among Economic Observer Press Office, Guangzhou Jingshi Culture Intermediary Co., Ltd., Beijing Jingguan Xincheng Advertising Co., Ltd and Beijing Jingshi Jingguan Advertising Co., Ltd. (incorporated by reference to Exhibit 10.5 from our F-1 registration statement (File No. 333-140808), as amended, initially filed with the Commission on February 21, 2007)
4.9	Form of Stock Option Agreements (incorporated by reference to Exhibit 10.6 from our F-1 registration statement (File No. 333-140808), as amended, initially filed with the Commission on February 21, 2007)
4.10	Group Service Agreement, dated as of September 13, 2006, and amended as of January 25, 2007, between the Registrant and Xinhua Finance Limited (incorporated by reference to Exhibit 10.7 from our F-1 registration statement (File No. 333-140808), as amended, initially filed with the Commission on February 21, 2007)
4.11	Credit Agreement, amended and restated as of September 20, 2006, among the Registrant, Patriarch Partners Media Holdings LLC, Patriarch Partners Agency Services LLC and the Registrant’s direct subsidiaries as guarantors (incorporated by reference to Exhibit 10.8 from our F-1 registration statement (File No. 333-140808), as amended, initially filed with the Commission on February 21, 2007)
4.12	Pledge Agreement and Irrevocable Proxy, dated as of March 16, 2006, among Patriarch Partners Agency Services LLC (as agent for itself and the lender Patriarch Partners Media Holdings LLC), the Registrant and Xinhua Finance Advertising Limited (incorporated by reference to Exhibit 10.9 from our F-1 registration statement (File No. 333-140808), as amended, initially filed with the Commission on February 21, 2007)
4.13	Security Agreement, dated as of March 16, 2006, among the Registrant, its subsidiaries and Patriarch Partners Agency Services, LLC (incorporated by reference to Exhibit 10.10 from our F-1 registration statement (File No. 333-140808), as amended, initially filed with the Commission on February 21, 2007)
4.14	Advisory Agreement dated as of April 18, 2006 among the Registrant, Xinhua Finance Limited and Patriarch Partners Management Group, LLC (incorporated by reference to Exhibit 10.11 from our F-1 registration statement (File No. 333-140808), as amended, initially filed with the Commission on February 21, 2007)
4.15	Consulting Agreement, dated as of November 1, 2006, between Jia Luo Business Consulting (Shanghai) Co., Ltd. and Shanghai Camera Media Investment Co., Ltd. (incorporated by reference to Exhibit 10.12 from our F-1 registration statement (File No. 333-140808), as amended, initially filed with the Commission on February 21, 2007)
4.16	Strategic Partnership Agreement, dated and supplemented as of June 15, 2006, among Beijing Century Media Culture Co., Ltd., Hunan Television & Broadcast Intermediary Co., Ltd., Shenzhen Ronghan Investment Co., Ltd. and Beijing Perspective Orient Movie & Television Intermediary Co., Ltd. (incorporated by reference to Exhibit 10.13 from our F-1 registration statement (File No. 333-140808), as amended, initially filed with the Commission on February 21, 2007)

Exhibit
Number	Description of Document

4.17	English Translation of Equity Call Option Agreement, dated as of September 22, 2006, between Shanghai Wai Gao Qiao Free Trade Zone Development Co., Ltd and Jia Luo Business Consulting (Shanghai) Co., Ltd. (incorporated by reference to Exhibit 10.14 from our F-1 registration statement (File No. 333-140808), as amended, initially filed with the Commission on February 21, 2007)
4.18	Advertising Services Agreement, dated as of December 23, 2006, between Beijing Pioneer Media Advertising Co., Ltd. and Shanghai Media Investment Co., Ltd. (incorporated by reference to Exhibit 10.15 from our F-1 registration statement (File No. 333-140808), as amended, initially filed with the Commission on February 21, 2007)
4.19	Cooperation Agreement, dated as of November 1, 2006, between Beijing Century Media Culture Co., Ltd. and Shanghai Camera Media Investment Co., Ltd. (incorporated by reference to Exhibit 10.16 from our F-1 registration statement (File No. 333-140808), as amended, initially filed with the Commission on February 21, 2007)
4.20	Cooperation Agreement, dated as of June 5, 2006, between the Registrant and Small World Television (incorporated by reference to Exhibit 10.17 from our F-1 registration statement (File No. 333-140808), as amended, initially filed with the Commission on February 21, 2007)
4.21	English Translation of Cooperation Agreement, dated as of October 2004, between Hunan Television Station and Beijing Perspective Orient Advertising Co., Ltd. (incorporated by reference to Exhibit 10.18 from our F-1 registration statement (File No. 333-140808), as amended, initially filed with the Commission on February 21, 2007)
4.22	English translation of Call Option Agreement regarding Economic Observer Press Office, dated as of November 6, 2006, among Shandong Sanlian Group, Shandong Economic Observer Co., Ltd., Economic Observer Press Office and Beijing Jingguan Xincheng Advertising Co., Ltd. (incorporated by reference to Exhibit 10.19 from our F-1 registration statement (File No. 333-140808), as amended, initially filed with the Commission on February 21, 2007)
4.23	English translation of Exclusive Advertising Agreement regarding Beijing FM91.5 and Shanghai FM87.9 of China Radio International, amended and restated as of November 28, 2006, between Beijing Guoguang Guangrong Advertising Co., Ltd. and Beijing Century Advertising Co., Ltd. (incorporated by reference to Exhibit 10.20 from our F-1 registration statement (File No. 333-140808), as amended, initially filed with the Commission on February 21, 2007)
4.24	English translation of Money Journal Cooperation Agreement, amended and restated as of September 20, 2006, among Hunan Television and Broadcasting Intermediary Co., Ltd., Money Journal Press Office and Guangzhou Jingshi Culture Intermediary Co., Ltd. (incorporated by reference to Exhibit 10.21 from our F-1 registration statement (File No. 333-140808), as amended, initially filed with the Commission on February 21, 2007)
4.25	English Translation of Cooperation Agreement, dated as of September 25, 2005, between Guangzhou Jingyu Culture Development Co., Ltd. and Beijing Qiannuo Advertising Co., Ltd. (incorporated by reference to Exhibit 10.22 from our F-1 registration statement (File No. 333-140808), as amended, initially filed with the Commission on February 21, 2007)
4.26	Information Consulting Committee Organization Agreement, amended and restated as of November 6, 2006, among Shandong Sanlian Group, Xinhua Finance Limited, Economic Observer Press Office and Beijing Jingguan Xincheng Advertising Co., Ltd. (incorporated by reference to Exhibit 10.23 from our F-1 registration statement (File No. 333-140808), as amended, initially filed with the Commission on February 21, 2007)
4.27	English Translation of Business Cooperation Agreement, amended and restated as of November 6, 2006, among Shandong Sanlian Group, Shandong Economic Observer Co., Ltd., Economic Observer Press Office and Beijing Jingguan Xincheng Advertising Co., Ltd. (incorporated by reference to Exhibit 10.24 from our F-1 registration statement (File No. 333-140808), as amended, initially filed with the Commission on February 21, 2007)
4.28	Cooperation Agreement in relation to Economic Observer, dated as of April 20, 2006, among Xinhua Finance Limited, Shandong Economic Observer Co., Ltd., Shandong Sanlian Group and Beijing Jingguan Xincheng Advertising Co., Ltd. (incorporated by reference to Exhibit 10.25 from our F-1 registration statement (File No. 333-140808), as amended, initially filed with the Commission on February 21, 2007)

Exhibit
Number	Description of Document

4.29	Form of Equity Pledge Agreement among the affiliated entity, the shareholder of the affiliated entity and WFOE (incorporated by reference to Exhibit 10.26 from our F-1 registration statement (File No. 333-140808), as amended, initially filed with the Commission on February 21, 2007)
4.30	Form of Exclusive Equity Purchase Option Agreement between WFOE and shareholder of affiliated entity (incorporated by reference to Exhibit 10.27 from our F-1 registration statement (File No. 333-140808), as amended, initially filed with the Commission on February 21, 2007)
4.31	Form of Subrogation Agreement among the affiliated entity, the shareholder of the affiliated entity and the WFOE (incorporated by reference to Exhibit 10.28 from our F-1 registration statement (File No. 333-140808), as amended, initially filed with the Commission on February 21, 2007)
4.32	Service Agreement, dated as of January 23, 2006, between New China Media Co., Ltd. and Beijing Century Advertising Co., Ltd. (incorporated by reference to Exhibit 10.29 from our F-1 registration statement (File No. 333-140808), as amended, initially filed with the Commission on February 21, 2007)
4.33	English translation of Equity Transfer Agreement in relation to Beijing Jingguan Xincheng Advertising Co., Ltd., dated as of May 10, 2006, between Shandong Economic Observer Co., Ltd. and Beijing Taide Advertising Co., Ltd. (incorporated by reference to Exhibit 10.30 from our F-1 registration statement (File No. 333-140808), as amended, initially filed with the Commission on February 21, 2007)
4.34	Form of Deed of Non-Competition Undertaking and Release between shareholder and the Registrant (incorporated by reference to Exhibit 10.31 from our F-1 registration statement (File No. 333-140808), as amended, initially filed with the Commission on February 21, 2007)
4.35	Form of Share Subscription Agreement dated as of September 22, 2006 (incorporated by reference to Exhibit 10.32 from our F-1 registration statement (File No. 333-140808), as amended, initially filed with the Commission on February 21, 2007)
4.36	English translation of Agreement for Equity Transfer and Capital Increase, dated as of June 26, 2006, among Beijing Century Media Culture Co., Ltd., Hunan Television and Broadcast Intermediary Co., Ltd., Shenzhen Ronghan Investment Co., Ltd. and Beijing Perspective Orient Movie and Television Intermediary Co., Ltd. (incorporated by reference to Exhibit 10.33 from our F-1 registration statement (File No. 333-140808), as amended, initially filed with the Commission on February 21, 2007)
4.37	Agreement for the Sale and Purchase of Equity Interest and Subscription in Shanghai Hyperlink Market Research Co., Ltd., dated as of June 14, 2006, among Stephen Xie Wei, Lu Qinyong, Win Jei-Ching, Yang Jing, Shi Hui, Pang Lu, Yang Weidong, Xinhua Finance Limited, Beijing Taide Advertising Co., Ltd., and Shanghai Hyperlink Market Research Co., Ltd. (incorporated by reference to Exhibit 10.34 from our F-1 registration statement (File No. 333-140808), as amended, initially filed with the Commission on February 21, 2007)
4.38	English translation of Equity Transfer Agreement, dated as of June 14, 2006, among Stephen Xie Wei, Lu Qinyong and Beijing Taide Advertising Co., Ltd. (incorporated by reference to Exhibit 10.35 from our F-1 registration statement (File No. 333-140808), as amended, initially filed with the Commission on February 21, 2007)
4.39	Loan and Share Purchase Agreement in respect of shares in the capital of Upper Step Holdings Limited, dated as of February 28, 2006, among the Registrant, Sino Investment Holdings Limited and Sungolden Limited. (incorporated by reference to Exhibit 10.36 from our F-1 registration statement (File No. 333-140808), as amended, initially filed with the Commission on February 21, 2007)
4.40	Subscription Agreement in respect of EconWorld Media Limited shares, dated as of May 26, 2005, amended as of November 2, 2005 among Xinhua Finance Limited, Fan Cho Tak Alex and others, and EconWorld Media Limited. (incorporated by reference to Exhibit 10.37 from our F-1 registration statement (File No. 333-140808), as amended, initially filed with the Commission on February 21, 2007)
4.41	Share Purchase Agreement in respect of shares of EconWorld Media Limited, dated as of June 8, 2006, among the Registrant and Cheung Wah Keung and others (incorporated by reference to Exhibit 10.38 from our F-1 registration statement (File No. 333-140808), as amended, initially filed with the Commission on February 21, 2007)

Exhibit
Number		Description of Document

4.42		Share Purchase Agreement in respect of shares of Ming Shing International Limited, dated as of December 21, 2005, among Xinhua Finance Limited, Lu Chin Chien, Li Tong and Ming Shing International Limited (incorporated by reference to Exhibit 10.39 from our F-1 registration statement (File No. 333-140808), as amended, initially filed with the Commission on February 21, 2007)
4.43		Agreement for Sale and Purchase of Equity Interest in Beijing Century Media Culture Co., Ltd., dated as of September 9, 2005 among Yu Gang, Xia Huai and our parent (incorporated by reference to Exhibit 10.40 from our F-1 registration statement (File No. 333-140808), as amended, initially filed with the Commission on February 21, 2007)
4.44		Share Subscription Agreement in respect of shares in the capital of Accord Group Investments Limited, dated as of January 17, 2006, between the Registrant and Accord Group Investments Limited (incorporated by reference to Exhibit 10.41 from our F-1 registration statement (File No. 333-140808), as amended, initially filed with the Commission on February 21, 2007)
4.45		Agreement for Sale and Purchase of Shares dated as of September 22, 2006, amended as of November 10, 2006, among Sino Investment Holdings Limited, Fine Power Limited, Quality Idea Limited and the Registrant (incorporated by reference to Exhibit 10.42 from our F-1 registration statement (File No. 333-140808), as amended, initially filed with the Commission on February 21, 2007)
4.46		English translation of Share Purchase and Sale Agreement dated as of September 12, 2006 among Stephen Xie Wei, Lu Qin Yong and Beijing Taide Advertising Co., Ltd. (incorporated by reference to Exhibit 10.43 from our F-1 registration statement (File No. 333-140808), as amended, initially filed with the Commission on February 21, 2007)
4.47		English translation of Share Transfer Agreement dated as of September 12, 2006 between Shandong Sanlian Group Co., Ltd. and Beijing Taide Advertising Co., Ltd. (incorporated by reference to Exhibit 10.44 from our F-1 registration statement (File No. 333-140808), as amended, initially filed with the Commission on February 21, 2007)
4.48		Agreement for Sale and Purchase of Shares dated as of November 1, 2006 between the Registrant and Honour Rise Services Limited (incorporated by reference to Exhibit 10.45 from our F-1 registration statement (File No. 333-140808), as amended, initially filed with the Commission on February 21, 2007)
4.49		Promissory Note dated as of November 10, 2006 issued by Sino Investment Holdings Limited in favor of the Registrant (incorporated by reference to Exhibit 10.46 from our F-1 registration statement (File No. 333-140808), as amended, initially filed with the Commission on February 21, 2007)
4.50		Share Purchase Agreement in respect of shares in the capital of EconWorld Media Limited, dated as of December 18, 2006, among the Registrant, Fan Cho Tak Alex and others (incorporated by reference to Exhibit 10.47 from our F-1 registration statement (File No. 333-140808), as amended, initially filed with the Commission on February 21, 2007)
4.51		Form of Employment Agreement between the Registrant and a Chief Officer of the Registrant (incorporated by reference to Exhibit 10.48 from our F-1 registration statement (File No. 333-140808), as amended, initially filed with the Commission on February 21, 2007)
4.52		English translation of Strategic Cooperation Agreement, dated as of December 18, 2003 and supplemented as of November 30, 2005, between Inner Mongolia Television Station and Shanghai Camera Media Investment Co., Ltd. (incorporated by reference to Exhibit 99.2 from our F-1 registration statement (File No. 333-140808), as amended, initially filed with the Commission on February 21, 2007)
4.53		English translation of Zhou Mo Wen Hui Cooperation Agreement dated as of August 8, 2005, between Zhou Mo Wen Hui Press Office and Guangzhou Jingyu Culture Development Co., Ltd. (incorporated by reference to Exhibit 99.3 from our F-1 registration statement (File No. 333-140808), as amended, initially filed with the Commission on February 21, 2007)
4.54		Content License Agreement, dated as of December 15, 2001, between China Economic Information Service of Xinhua News Agency and Xinhua Financial Network Limited (incorporated by reference to Exhibit 99.4 from our F-1 registration statement (File No. 333-140808), as amended, initially filed with the Commission on February 21, 2007)
4	.55*	Form of loan agreement between a wholly foreign-owned entity and a shareholder of an affiliated entity.
4	.56*	Waiver of loan issued by Xinhua Finance Limited to the Registrant, dated June 30, 2007

Exhibit
Number		Description of Document

4	.57*	Series B Preferred Share Purchase Agreement between Yucaipa Global Partnership Fund L.P. and the Registrant, dated February 18, 2008
4	.58*	Shareholders agreement among Yucaipa Global Partnership Fund L.P., Xinhua Finance Limited and the Registrant, dated February 28, 2008
4	.59*	Registration rights agreement between the Registrant and Yucaipa Global Partnership Fund L.P., dated February 28, 2008.
4	.60*	Share subscription agreement in respect of shares in the capital of Xinhua Finance Media Limited, between Whole Fortune Limited and Xinhua Finance Media Limited, dated October 31, 2007
4	.61*	Equity transfer agreement in respect of shares in Beijing Perspective Orient Movie and Intermediary Co., Ltd., between Hunan Television & Broadcast Intermediary Co., Ltd. and Beijing Century Culture Co., Ltd., dated October 31, 2007
4	.62*	Purchase agreement in respect of shares in the capital of Profitown Development Limited and other assets therein, among Xinhua Finance Media Limited, Flash Star Worldwide Limited, Profitown Development Limited and Chow Chi Yan, dated November 26, 2007
4	.63*	Purchase agreement in respect of shares in the capital of East Alliance Limited and other assets therein, among Xinhua Finance Media Limited, East Alliance Limited and other parties set out herein, dated June 4, 2007
4	.64*	Purchase agreement in respect of Convey Advertising Group, among Xinhua Finance Media Limited, Pariya Holdings Limited and Good Speed Holdings Limited, dated June 29, 2007
4	.65*	Purchase agreement in respect of shares in the capital of Singshine (Holdings) Hongkong Limited and other assets set out herein, among Xinhua Finance Media Limited, Singshine (Holdings) Hongkong Limited, Zhang Jingyu, Hu Shengzhong, He Zhihao, Lu Qibo, Chen Hao and Lu Hang, dated June 11, 2007
4	.66*	Cooperation agreement between Zhoumo Wen Hui Press Office and Beijing Qiannuo Advertising Co., Ltd., dated November 10, 2006
4	.67*	Advertising agency agreement between Guangdong People’s Radio Station and Guangzhou Singshine Communication Co., Ltd., dated December 14, 2007
4	.68*	Cooperation agreement between Guangdong People’s Radio Station and Guangzhou Singshine Communication Co., Ltd., dated November 1, 2006
8	.1*	List of Subsidiaries
11.1		Code of Business Conduct and Ethics of the Registrant (incorporated by reference to Exhibit 99.1 from our F-1 registration statement (File No. 333-140808), as amended, initially filed with the Commission on February 21, 2007)
12	.1*	CEO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
12	.2*	CFO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
13	.1*	CEO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13	.2*	CFO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

*	Filed with this Annual Report on Form 20-F

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

XINHUA FINANCE MEDIA LIMITED

By:	/s/ Fredy Bush

Name:	Fredy Bush
Title:	Chairman and Chief Executive Officer

Date: May 19, 2008

Xinhua Finance Media Limited

Index to consolidated financial statements

Page

Report of independent registered public accounting firm	F-2
Consolidated balance sheets as of December 31, 2006 and December 31, 2007	F-3
Consolidated statements of operations for the period from May 26, 2005 (Date Xinhua Finance Limited acquired EconWorld Media Limited, the predecessor to Xinhua Finance Media Limited) to December 31, 2005 and for the years ended December 31, 2006 and December 31, 2007
F-5
Consolidated statements of shareholders’ equity and comprehensive income for the period from May 26, 2005 (Date Xinhua Finance Limited acquired EconWorld Media Limited, the predecessor to Xinhua Finance Media Limited) to December 31, 2005, for the years ended December 31, 2006 and December 31, 2007
F-7
Consolidated statements of cash flows for the period from May 26, 2005 (Date Xinhua Finance Limited acquired EconWorld Media Limited, the predecessor to Xinhua Finance Media Limited) to December 31, 2005 and for the years ended December 31, 2006 and December 31, 2007
F-9
Notes to consolidated financial statements	F-12

Report of independent registered public accounting firm

To the Board of Directors and Shareholders of
Xinhua Finance Media Limited:

We have audited the accompanying consolidated balance sheets of Xinhua Finance Media Limited and its subsidiaries and affiliates (the “Company”) as of December 31, 2006 and 2007 and the related consolidated statements of operations, shareholders’ equity and comprehensive income, and cash flows for the period from May 26, 2005 (date Xinhua Finance Limited acquired EconWorld Media Limited, the predecessor to Xinhua Finance Media Limited) to December 31, 2005 and the years ended December 31, 2006 and December 31, 2007. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the consolidated financial position of the Company as of December 31, 2006 and 2007 and the results of its consolidated operations and its consolidated cash flows for the period from May 26, 2005 (Date Xinhua Finance Limited acquired EconWorld Media Limited, the predecessor to Xinhua Finance Media Limited) to December 31, 2005 and the years ended December 31, 2006 and December 31, 2007 in conformity with accounting principles generally accepted in the United States of America.

Deloitte Touche Tohmatsu
Hong Kong
May 19, 2008

Xinhua Finance Media Limited

Consolidated balance sheets

	December 31,	December 31,
	2006	2007
(In U.S. dollars)

ASSETS
Current assets:
Cash	$36,353,547	$44,436,087
Restricted cash	12,579,822	47,252,191
Accounts receivable, net of allowance for doubtful allowance of nil in 2006 and $301,217 in 2007	17,403,632	45,706,766
Deposits for program advertising right	1,507,071	6,752
Prepaid advertising program space and airtime	3,419,607	5,382,498
Prepaid expenses	3,671,257	2,777,025
Amounts due from related parties	8,787,141	7,389,211
Promissory note receivable — related party	7,900,000	—
Interest receivable on promissory note receivable — related party	—	722,038
Deferred tax assets — current	32,437	22,634
Other current assets	5,394,902	5,361,890

Total current assets	97,049,416	159,057,092
Capitalized content production costs, net	1,397,206	8,855,896
Deposits for content production	4,457,065	—
Property and equipment, net	4,367,329	9,191,959
License agreements, net	103,844,443	98,490,161
Exclusive advertising agreement, net — Economic Observer Advertising	60,781,306	71,886,011
Other intangible assets, net	11,575,779	63,129,741
Goodwill	83,670,010	180,125,488
Investment	500,000	500,000
Deposits for acquisition of subsidiaries	29,246,500	25,634,000
Deposits for acquisition of intangible asset	2,561,246	—
Deferred tax assets — non-current	—	94,598
Principal protected note	—	24,909,929
Promissory note receivable — related party	—	7,900,000
Other long term assets	—	1,027,338

Total assets	$399,450,300	$650,802,213

Xinhua Finance Media Limited

Consolidated balance sheets — (Continued)

	December 31,	December 31,
	2006	2007
(In U.S. dollars)

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts payable	$3,236,493	$8,126,537
Accrued expenses and other payables	7,899,210	19,201,194
Amounts due to Parent and its affiliates	138,694,299	5,251,224
Amounts due to other related parties	2,367,163	602,698
Capital lease obligations, current portion	—	188,590
Long term payables, current portion	8,900,988	4,564,177
Bank overdraft	—	960,157
Bank borrowings, current portion	11,218,256	33,780,188
Income taxes payable	2,750,480	6,538,946

Total current liabilities	175,066,889	79,213,711
Deferred tax liabilities	41,168,035	37,741,579
Convertible loan	14,017,289	—
Bank borrowings, non-current portion	—	75,436
Long term payables, non-current portion	64,937,958	65,066,299
Capital lease obligations, non-current portion	—	8,875

Total liabilities	295,190,171	182,105,900

Commitments and contingencies (Note 26)
Minority Interests	3,010,407	2,060,745
Shareholders’ equity:
Convertible preferred shares (par value $0.001; 15,600,000 as of December 31, 2006 shares authorized; 15,585,254 as of December 31, 2006 shares issued and outstanding; and nil as of December 31, 2007 shares issued and outstanding)	15,585	—
Class A common shares and Non-vested Shares (par value $0.001; 69,035,751 as of December 31, 2006 and 143,822,874 as of December 31, 2007 shares authorized; 32,011,154 as of December 31, 2006 and 90,061,269 as of December 31, 2007 shares issued and outstanding)	32,011	90,061
Class B common shares (par value $0.001; 50,054,619 as of December 31, 2006 and December 31, 2007 shares authorized; 50,054,618 as of December 31, 2006 and December 31, 2007 shares issued and outstanding)	7,442	7,442
Additional paid-in capital	103,155,391	439,516,974
(Deficits) retained earnings	(2,797,112)	23,903,560
Accumulated other comprehensive income	836,405	3,117,531

Total shareholders’ equity	101,249,722	466,635,568

Total liabilities, minority interests and shareholders’ equity	$399,450,300	$650,802,213

See notes to consolidated financial statements

Xinhua Finance Media Limited

Consolidated statements of operations

	For the Period from
	May 26, 2005 (Date
	Xinhua Finance Limited
	acquired EconWorld
	Media Limited, the
	predecessor to Xinhua
	Finance Media Limited)	Year ended	Year ended
	to December 31, 2005	December 31, 2006	December 31, 2007
(In U.S. dollars)

Net revenues:
Advertising services	$580,133	$44,861,952	$86,681,143
Content production	3,640,792	6,545,148	7,680,580
Advertising sales	386,668	6,691,543	39,281,540
Publishing services	787,451	867,789	1,195,427

Total net revenues	5,395,044	58,966,432	134,838,690

Cost of revenues:
Advertising services	154,186	27,653,769	58,047,996
Content production	650,993	2,829,311	3,707,062
Advertising sales	84,652	1,912,260	19,490,013
Publishing services	534,289	1,386,162	854,020

Total cost of revenues	1,424,120	33,781,502	82,099,091

Operating expenses:
Selling and distribution	292,845	5,276,751	14,876,682
General and administrative	1,247,646	12,840,202	24,348,827

Total operating expenses	1,540,491	18,116,953	39,225,509

Other operating income	—	—	2,261,788

Income from operations	2,430,433	7,067,977	15,775,878
Other income (expense):
Interest expense	(24,785)	(2,618,398)	(6,627,685)
Interest income	2,657	1,743,368	6,264,103
Other, net	—	(22,621)	1,703,693

Income before provision for income taxes and minority interest	2,408,305	6,170,326	17,115,989
Provision for income taxes	928,634	1,069,537	(12,225,650)

Net income before minority interest and equity in loss of an investment	1,479,671	5,100,789	29,341,639
Minority interest	128,773	1,704,287	1,302,634
Equity in loss of an investment	—	52,211	—

Net income	$1,350,898	$3,344,291	$28,039,005
Deemed dividend on redeemable convertible preferred shares	$—	$(2,157,301)	$—
Dividends declared to redeemable convertible preferred shares	$—	$(5,335,000)	$(1,338,333)

Xinhua Finance Media Limited

Consolidated statements of operations — (Continued)

	For the Period from
	May 26, 2005 (Date
	Xinhua Finance Limited
	acquired EconWorld
	Media Limited, the
	predecessor to Xinhua
	Finance Media Limited)	Year ended	Year ended
	to December 31, 2005	December 31, 2006	December 31, 2007
(In U.S. dollars)

Net income (loss) attributable to holders of common shares	$1,350,898	$(4,148,010)	$26,700,672

Net income (loss) per share:
Basic — Class A common share	$—	$(0.08)	$0.23
Basic — Class B common share	$0.03	$(0.08)	$0.23
Diluted — Class A common share	$—	$(0.08)	$0.21
Diluted — Class B common share	$0.03	$(0.08)	$0.21
Weighted average number of common shares used in computation:
Basic — Class A common share	—	5,084,366	66,165,765
Basic — Class B common share	42,613,000	44,693,266	50,054,618
Diluted — Class A common share	—	5,084,366	86,314,773
Diluted — Class B common share	42,613,000	44,693,266	50,054,618

See notes to consolidated financial statements

Xinhua Finance Media Limited

Consolidated statements of shareholders’ equity and comprehensive income

	Class A		Class B				Convertible				Accumulated
	common Shares		common Shares		Non-vested Shares		Preferred Shares		Additional	Retained	other
	Number of		Number of		Number of		Number of		paid-in	earnings	comprehensive		Comprehensive
	shares	Amount	shares	Amount	shares	Amount	shares	Amount	capital	(deficits)	income	Total	income
(In U.S. dollars)

Balance, May 25, 2005	—	$—	—	$—	—	$—	—	$—	$—	$—	$—	$—
Issuance of common shares	—	—	1,000	1	—	—	—	—	—	—	—	1
Foreign currency translation gain	—	—	—	—	—	—	—	—	—	—	2,173	2,173	2,173
Net income	—	—	—	—	—	—	—	—	—	1,350,898	—	1,350,898	1,350,898

Balance, December 31, 2005	—	$—	1,000	$1	—	$—	—	$—	$—	$1,350,898	$2,173	$1,353,072	$1,353,071

Issuance of common shares in a stock split	—	—	42,612,289	—	—	—	—	—	—	—	—	—
Issuance of common shares arising from acquisitions of subsidiaries	20,961,154	20,961	—	—	—	—	—	—	32,815,563	—	—	32,836,524
Issue of common shares to Parent	—	—	7,441,329	7,441	—	—	—	—	8,176,923	—	—	8,184,364
Issuance of Non-vested Shares	—	—	—	—	11,050,000	11,050	—	—	(11,050)	—	—	—
Reclassification of preferred shares from mezzanine equity	—	—	—	—	—	—	16,404,926	16,404	62,140,897	—	—	62,157,301
Redemption of redeemable convertible preferred shares	—	—	—	—	—	—	(819,672)	(819)	(3,104,870)	—	—	(3,105,689)
Gain on redemption of redeemable convertible preferred shares	—	—	—	—	—	—	—	—	105,688	—	—	105,688
Issuance of warrants	—	—	—	—	—	—	—	—	739,000	—	—	739,000
Declared dividend on redeemable convertible preferred shares	—	—	—	—	—	—	—	—	—	(5,335,000)	—	(5,335,000)
Deemed dividend on redeemable convertible preferred shares	—	—	—	—	—	—	—	—	—	(2,157,301)	—	(2,157,301)
Share-based compensation	—	—	—	—	—	—	—	—	2,293,240	—	—	2,293,240
Foreign currency translation gain	—	—	—	—	—	—	—	—	—	—	834,232	834,232	834,232
Net income	—	—	—	—	—	—	—	—	—	3,344,291	—	3,344,291	3,344,291

Balance, December 31, 2006	20,961,154	$20,961	50,054,618	$7,442	11,050,000	$11,050	15,585,254	$15,585	$103,155,391	$(2,797,112)	$836,405	$101,249,722	$4,178,523

Xinhua Finance Media Limited

Consolidated statements of shareholders’ equity and comprehensive income — (Continued)

	Class A		Class B				Convertible				Accumulated
	common Shares		common Shares		Non-vested Shares		Preferred Shares		Additional	Retained	other
	Number of		Number of		Number of		Number of		paid-in	earnings	comprehensive		Comprehensive
	shares	Amount	shares	Amount	shares	Amount	shares	Amount	capital	(deficits)	income	Total	income
(In U.S. dollars)

Balance, December 31, 2006	20,961,154	$20,961	50,054,618	$7,442	11,050,000	$11,050	15,585,254	$15,585	$103,155,391	$(2,797,112)	$836,405	$101,249,722
Issuance of common shares arising from acquisitions of subsidiaries	2,639,595	2,640	—	—	—	—	—	—	10,230,881	—	—	10,233,521
Issuance of common shares for share option plan	3,587,019	3,587	—	—	—	—	—	—	2,170,288	—	—	2,173,875
Issuance of common shares upon initial public offering, net of issuance cost of $24,740,470	34,615,846	34,616	—	—	—	—	—	—	200,227,913	—	—	200,262,529
Conversion of preferred shares into common shares	15,585,254	15,585	—	—	—	—	(15,585,254)	(15,585)	—	—	—	—
Conversion of convertible loan into common shares	3,554,401	3,554	—	—	—	—	—	—	14,281,197	—	—	14,284,751
Transfer of Non-vested Shares into common shares	1,500,000	1,500	—	—	(1,500,000)	(1,500)	—	—	—	—	—	—
Share-based compensation	—	—	—	—	—	—	—	—	3,071,573	—	—	3,071,573
Repurchase of common shares	(1,932,000)	(1,932)	—	—	—	—	—	—	(8,628,054)	—	—	(8,629,986)
Waiver of amounts due to Parent and a shareholder	—	—	—	—	—	—	—	—	115,007,785	—	—	115,007,785
Dividend declared to preferred shares	—	—	—	—	—	—	—	—	—	(1,338,333)	—	(1,338,333)
Foreign currency translation gain	—	—	—	—	—	—	—	—	—	—	2,281,126	2,281,126	2,281,126
Net income	—	—	—	—	—	—	—	—	—	28,039,005	—	28,039,005	28,039,005

Balance, December 31, 2007	80,511,269	$80,511	50,054,618	$7,442	9,550,000	$9,550	—	$—	$439,516,974	$23,903,560	$3,117,531	$466,635,568	$30,320,131

See notes to consolidated financial statements

Xinhua Finance Media Limited

Consolidated statements of cash flows

	For the Period from
	May 26, 2005 (Date
	Xinhua Finance Limited
	acquired EconWorld
	Media Limited, the
	predecessor to Xinhua
	Finance Media Limited)	Year ended	Year ended
	to December 31, 2005	December 31, 2006	December 31, 2007
(In U.S. dollars)

Cash flows from operating activities:
Net income (loss) attributable to holders of common shares	$1,350,898	$(4,148,010)	$26,700,672
Deemed dividend on redeemable convertible preferred shares	—	2,157,301	—
Dividends declared to redeemable convertible preferred shares	—	5,335,000	1,338,333

Net income	1,350,898	3,344,291	28,039,005
Adjustments to reconcile net income to net cash provided by (used in) operating activities:
Minority interests	128,773	1,704,287	524,569
Share-based compensation	—	2,404,240	3,071,573
Amortization of discount on convertible loan	—	1,017,289	267,462
Depreciation and amortization	577,323	5,235,852	20,185,864
Equity in loss of an investment	—	52,211	—
Imputed interest on long term payables	—	792,872	4,496,020
Loss (gain) on disposal of property and equipment	4,581	(620)	49,410
Deferred income taxes	88,094	(700,740)	(15,518,106)
Unrealized loss on principal protected note	—	—	90,076
Realized gain on currency linked note	—	—	(668,280)
Changes in operating assets and liabilities (net of effects of acquisitions):
Accounts receivable	(1,984,858)	(11,073,471)	(18,163,199)
Capitalized content production costs	(61,737)	(4,457,065)	(4,503,725)
Prepaid advertising programme space and airtime	—	(2,336,744)	(1,962,891)
Prepaid expenses and other current assets	(123,871)	(3,774,437)	(6,167,982)
Amounts due from related parties	(26,065)	(526,174)	11,616
Accounts payable	168,659	777,419	473,450
Accrued expenses and other payables	(847,308)	1,726,560	8,266,160
Interest income from promissory note receivable	—	—	(722,038)
Income taxes payable	834,841	1,351,661	2,524,239

Net cash provided by (used in) operating activities	109,330	(4,462,569)	20,293,223

Xinhua Finance Media Limited

Consolidated statements of cash flows — (Continued)

	For the Period from
	May 26, 2005 (Date
	Xinhua Finance Limited
	acquired EconWorld
	Media Limited, the
	predecessor to Xinhua
	Finance Media Limited)	Year ended	Year ended
	to December 31, 2005	December 31, 2006	December 31, 2007
(In U.S. dollars)

Cash flows from investing activities:
Purchases of property and equipment	(88,063)	(2,097,795)	(4,504,811)
Purchase and deposit for acquisition of intangible assets	—	(4,226,056)	—
Repayment from (advance to) an independent third party	—	(4,603,493)	4,603,493
Loans to related parties	—	(3,550,668)	(3,263,687)
Amount paid for cost method investment	—	(500,000)	—
Proceeds from disposal of property and equipment	—	92,854	456,781
Increase in restricted cash	—	(9,446,274)	(34,672,369)
Cash received from (paid for) acquisition of subsidiaries, net of cash paid	464,116	(7,882,839)	(103,209,310)
Investment in currency linked note	—	—	(40,000,000)
Investment in principal protected note	—	—	(25,000,005)
Proceeds from disposal of currency linked note	—	—	40,668,280

Net cash provided by (used in) investing activities	376,053	(32,214,271)	(164,921,628)

Cash flows from financing activities:
Advance from (repayment to) related parties	1,587,663	434,242	(48,382,702)
Proceeds from issuance of convertible loan	—	10,000,000	—
Proceeds from issuance of redeemable convertible preferred shares	—	60,000,000	—
Proceeds from issuance of common shares	1	—	—
Issuance of shares for share option plan	—	—	2,170,288
Repurchase of common shares	—	—	(8,629,986)
Proceeds from public offering	—	—	225,002,999
Expenses on public offering	—	(2,283,138)	(22,360,852)
Bank borrowings raised	—	5,621,934	48,743,861
Bank borrowings repaid	—	—	(25,772,569)
Payment of long term payables	—	—	(16,487,283)
Dividend paid to minority interest	—	(20,810)	—
Dividend paid on redeemable convertible shares	—	(3,648,333)	(3,025,000)

Xinhua Finance Media Limited

Consolidated statements of cash flows — (Continued)

	For the Period from
	May 26, 2005 (Date
	Xinhua Finance Limited
	acquired EconWorld
	Media Limited, the
	predecessor to Xinhua
	Finance Media Limited)	Year ended	Year ended
	to December 31, 2005	December 31, 2006	December 31, 2007
(In U.S. dollars)

Redemption of redeemable convertible preferred shares	—	(1)	—
Capital contribution from minority interest	6,174	—	—

Net cash provided by financing activities	1,593,838	70,103,894	151,258,756

Effect of exchange rate changes	1,525	845,747	1,452,189

Net increase in cash	2,080,746	34,272,801	8,082,540
Cash, beginning of the period/year	—	2,080,746	36,353,547

Cash, end of the period/year	$2,080,746	$36,353,547	$44,436,087

Supplemental disclosure of cash flow information:
Income taxes paid	$5,356	$164,087	$768,216

Interest paid	$24,785	$1,825,526	$1,864,203

Supplemental schedule of non-cash investing and financing activities:
Issuance of common shares for acquisitions of subsidiaries	$—	$28,284,605	$10,233,521
Issuance of warrants for acquisitions of subsidiaries	—	628,000	—
Consideration payable for acquisition of subsidiaries	—	—	2,607,715
Conversion of Preferred Shares into common shares	—	—	15,585
Conversion of convertible loan into common shares	—	—	14,284,751
Wavier of amounts due to Parent and its affiliates	—	—	115,007,785

Xinhua Finance Media Limited

Notes to consolidated financial statements
(In U.S. dollars)

1.	Organization and principal activities

Xinhua Finance Media Limited (“XFM”) was incorporated by Xinhua Finance Limited (“XFL”, a Tokyo Stock Exchange listed company) on November 7, 2005 under the laws of the Cayman Islands.

XFM and its subsidiaries and affiliates and variable interest entities (“VIEs”) included in the accompanying consolidated financial statements (collectively, the “Company”) are principally engaged in the production of television programs, the placement of advertising, the provision of advertising services, market research and the publication of magazines in the People’s Republic of China (“PRC”) including Hong Kong. The Company’s principal geographic market is in the PRC. XFM does not conduct any substantive operations of its own and conducts its primary business operations through its subsidiaries and VIEs in the PRC.

For a description of XFM’s major subsidiaries and affiliates included in the accompanying consolidated financial statement see note 4.

A VIE is an entity in which equity investors generally do not have the characteristics of a “controlling financial interest” or there is not sufficient equity at risk for the entity to finance its activities without additional subordinated financial support. A VIE is consolidated by its primary beneficiary when it is determined that the primary beneficiary will absorb the majority of the VIE’s expected losses and/or expected residual returns. Consistent with the provisions of Financial Accounting Standards Board (“FASB”) Interpretation No. 46, “Consolidation of Variable Interest Entities — an Interpretation of ARB No. 51” (as revised, “FIN 46R”), certain companies are accounted for as VIEs of XFM.

The following financial statement amounts and balances the Company’s VIEs, as of December 31, 2005, 2006 and 2007 and covering the period from May 26, 2005 (Date Xinhua Finance Limited acquired EconWorld Media Limited, the predecessor to Xinhua Finance Media Limited) to December 31, 2005 and for the years ended December 31, 2006 and 2007 were included in the accompanying 2005, 2006 and 2007 consolidated financial statements:

	2005	2006	2007

Total assets	$4,554,574	$220,249,961	$300,356,736
Total liabilities	1,781,647	142,765,680	153,983,859
Total net revenues	3,640,792	41,287,316	117,162,467
Total operating expenses	365,767	7,878,997	19,766,126
Net (loss) income	(1,708,642)	9,548,238	35,697,419

2.	Summary of principal accounting policies

(a)  Basis of presentation

The consolidated financial statements of the Company have been prepared in accordance with accounting principles generally accepted in the United States of America (“US GAAP”).

(b)  Basis of consolidation

The accompanying consolidated financial statements of the Company include the accounts of XFM, all its majority-owned subsidiaries and its VIEs from the dates they were acquired or first consolidated by XFL.

The contribution of the businesses by XFL to XFM was accounted for as common control mergers and the related assets and liabilities are recorded based on their fair value when acquired by XFL on the carryover basis. All significant intercompany transactions and balances have been eliminated in consolidation.

Xinhua Finance Media Limited

Notes to consolidated financial statements — (Continued)

(c)  Use of estimates

The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Significant accounting estimates reflected in the Company’s consolidated financial statements included valuation of deferred tax assets, useful lives of property and equipment, impairment of goodwill and indefinite life intangibles, contingencies, fair value of derivative financial instrument, economic lives of intangible assets and remaining ultimate content production revenue for purpose of recognizing costs of content production.

(d)  Revenue recognition

Advertising sales revenues include revenue from provision of advertisement in newspapers, magazines, billboard, television and radio and are recognized when advertisements are published net of provisions for estimated rate adjustments and discounts. Payments received in advance are deferred until earned and such amounts are reported as deferred revenue included in accrued expenses and other payables of the accompanying consolidated balance sheets.

Publishing services revenues include management and information consulting fees relating to magazine subscriptions and sale of magazines, such as, Money Journal, Funds Observer and Chinese Venture. Magazine subscription revenues are recognized over the subscription period. Single copy sales of magazines through distributors or retail outlets such as newsstands, supermarkets, and convenience stores are recognized when sold to the ultimate customers. Revenue from book sales is recognized when books are sold to end customers. To date, revenue from book sales has not been significant. The Company does not carry book and magazine inventories on its consolidated balance sheets. Costs of books and magazines published are charged to cost of revenues when incurred.

Advertising services revenue include revenues from event organization, sponsorship at events, advertising agency services, mobile value-added service, provision of market research services and provision of advisory and consulting services and are generally recognized as services are provided. Revenues from event organization, such as drama, include ticketing revenue recognized upon the delivery of tickets and admission to the events. Revenues from sponsorship at events are generally recorded over the period of the applicable agreements commencing from the operating of the related event.

Content production revenues include revenues from producing television programs, animations, visual effects and post-production for television commercials and broadcast design. Episodic television series are produced or acquired for distribution to the television market. Revenues are recognized when the master tape of the program is available for first airing under the terms of the related licensing agreement. Broadcast design mainly includes design of television channel logos, production of trailers for advertising the television channels, and image consulting and branding for the television channels. Revenue for the production of the logos and trailers are recognized upon delivery of the products and customer acceptance. Revenue for image and branding consultations are recognized as the services are provided.

Revenues are recorded net of applicable business taxes totaling $336,608 for the period from May 26, 2005 (date XFL acquired EconWorld Media Limited, the predecessor to XFM) to December 31 2005, $1,856,053 and $4,437,820 for the years ended December 31, 2006 and 2007, respectively.

In the normal course of business, the Company acts as an intermediary or agent in placing advertising transactions with television and radio stations with third parties. Such transactions are recorded at either gross or net basis depending on whether the Company is acting as the principal or as an agent in the transaction. The Company is considered as the principal in transactions where it purchases blocks of advertising time and attempts to sell the time to advertisers and it has substantial risks and rewards of ownership, accordingly, records revenue on a gross basis.

Xinhua Finance Media Limited

Notes to consolidated financial statements — (Continued)

For those transactions in which the Company finds advertising space for advertisers and it does not have substantial risks and rewards of ownership, the Company is considered an agent in the transaction and, accordingly, records revenue on a net basis.

The Company extends credit based upon an evaluation of the customers’ financial condition and collateral is not required from such customers. Allowances for estimated credit losses are generally established based on historical experience.

(e)  Restricted cash

Restricted cash are cash balances pledged for the use of banking facilities granted by banks.

(f)  Capitalized content production costs

Capitalized content production costs consisted of direct production costs, production overhead, development, and pre-production costs, and are stated at cost, less accumulated amortization and impairment. Capitalized content production costs recognized as cost of revenues for a given program are determined using the program forecast method. Under this method, the amount of capitalized costs recognized as expense is based on the proportion of the program’s revenues recognized for such period to the program’s estimated remaining ultimate revenues. Similarly, the recognition of expenses for participations and residuals are recognized based on the proportion of the program’s revenues recognized for such period to the program’s estimated remaining ultimate revenues. These estimates are revised periodically and losses, if any, are provided in full.

(g)  Investment

Investments in equity securities of privately held companies where the Company’s level of ownership is such that it cannot exercise significant influence over the investee (i.e. voting common stock ownership of less than 20%) are stated at cost, adjusted for declines in fair value that are considered other than temporary. Fair value of the investments is estimated based on market value appraisals or other valuation techniques. In determining whether impairment is other-than-temporary, the Company considers whether it has the ability and intent to hold the investment until a market price recovery and whether evidence indicating the cost of the investment is recoverable outweighs evidence to the contrary. Evidence that would be considered in this assessment includes, but is not limited to, the reasons for the impairment, the severity and duration of the impairment, and forecasted recovery. Any impairment is charged to earnings and a new cost basis for the investment is established.

(h)  Principal protected note

Principal protected note represents financial instruments consist of the loan component and an embedded derivative. The entire contract being measured at fair value with gain or loss recognized in earnings according to Statement of Financial Accounting Standards (“SFAS”) 155 “Accounting for Certain Hybrid Financial Instruments — an amendment of FASB Statement No. 133 and 140”.

(i)  Property and equipment

Property and equipment are recorded at cost less accumulated depreciation and amortization. Depreciation and amortization are provided on a straight-line basis over the following estimated useful lives:

Leasehold improvements	Lesser of 5 years or lease term
Billboards and lampposts	10 years
Furniture, fixtures and equipment	4-5 years
Motor vehicles	5 years

Xinhua Finance Media Limited

Notes to consolidated financial statements — (Continued)

(j)  Intangible assets

Intangible assets consist of advertising customer base, consulting customer base, research customer relationship, trademark, television station contract, radio advertising agency right, television advertising agency right, lamp post advertising agency right, program advertising agency right, backlog order, distribution network, noncompete agreements, exclusive advertising agreement, publishing title, subscriber base, CEPA certificate, licensing agreements and exclusive advertising agreement arising from the acquisitions of EconWorld Media Limited, Xinhua Finance Advertising Limited, Upper Step Holdings Ltd., Accord Group Limited, Beijing Perspective Orient Movie and Television Intermediary Co., Ltd., Economic Observer Advertising, Shanghai Hyperlink Market Research Co., Ltd., East Alliance Limited, Guangzhou Singshine Communication Co., Ltd., Singshine (Holdings) Hongkong Ltd., Xinhua Finance Media (Convey) Ltd., Small World Television Ltd., Shanghai Paxi Advertising Co. Ltd. and Profitown Development Ltd. The intangible assets, other than trademark with indefinite life, are carried at cost less accumulated amortization. Amortization is computed using the straight-line method over the intangible assets’ economic lives. The indefinite life trademark is carried at cost and tested for impairment annually as of December 31.

The weighted average lives are as follows:

Advertising agency right	6.5 years
Backlog order	1 year
Customer base	5 years
Distribution network	8.5 years
Exclusive advertising agreements	40.5 years
License agreements	20 years
License rights	3.5 years
Noncompete agreements	3.5 years
Publishing title	8 years
Radio advertising agency right	10 years
Research customer relationship	4 years
Trademark	10 years
Indefinite life trademark	Indefinite
Others	5 years

(k)  Goodwill

Goodwill is not amortized but tested for impairment annually as of December 31 and whenever events or circumstances make it more likely than not that an impairment may have occurred. Goodwill impairment is tested using a two-step approach. The first step compares the fair value of a reporting unit to its carrying amount, including goodwill. If the fair value of the reporting unit is greater than its carrying amount, goodwill is not considered impaired and the second step is not required. If the fair value of the reporting unit is less than its carrying amount, the second step of the impairment test measures the amount of the impairment loss, if any, by comparing the implied fair value of goodwill to its carrying amount. If the carrying amount of goodwill exceeds its implied fair value, an impairment loss is recognized equal to that excess. The implied fair value of goodwill is calculated in the same manner that goodwill is calculated in a business combination, whereby the fair value of the reporting unit is allocated to all of the assets and liabilities of that unit, with the excess purchase price over the amounts assigned to assets and liabilities. Estimating fair value is performed by utilizing various valuation techniques, with the primary technique being a discounted cash flow.

Xinhua Finance Media Limited

Notes to consolidated financial statements — (Continued)

(l)  Capital lease obligations

The Company leases some equipment used in its operations, some of which are required to be capitalized in accordance with SFAS No. 13, “Accounting for Leases” (“SFAS No. 13”). SFAS No. 13 requires the capitalization of leases meeting certain criteria, with the related asset being recorded in property and equipment and an offsetting amount recorded as a liability discounted to the present value.

(m)  Impairment of long-lived assets

The Company evaluates its long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. When these events occur, the Company measures impairment by comparing the carrying amount of the assets to future undiscounted cash flows expected to result from the use of the assets and their eventual disposition. If the sum of the expected undiscounted cash flow is less than the carrying amount of the assets, the Company would recognize an impairment loss as the excess of carrying amounts over fair value of the assets. There were no impairment losses in the years ended December 31, 2006 and 2007.

(n)  Income taxes

Deferred income taxes are recognized for temporary differences between the tax basis of assets and liabilities and their reported amounts in the financial statements, net tax loss carryforwards and credits by applying enacted statutory tax rates applicable to future years. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Current income taxes are provided for in accordance with the laws of the relevant taxing authorities. The components of the deferred tax assets and liabilities are individually classified as current and non-current based on their characteristics.

(o)  Foreign currency translation

The functional currency of XFM’s subsidiaries and affiliates are either the Renminbi (“RMB”) or Hong Kong dollar (“HKD”). Transactions denominated in other currencies are translated into RMB or HKD at the average rates of exchange prevailing during each period. Monetary assets and liabilities denominated in other currencies are translated into RMB or HKD at rates of exchange in effect on the balance sheet dates. Nonmonetary assets and liabilities are remeasured into RMB or HKD at historical exchange rates.

The Company uses the United States dollar as its functional and reporting currency. Accordingly, assets and liabilities are translated using exchange rates in effect at the balance sheet date and average exchange rates for the period are used for revenue and expense transactions.

Currency transaction gains and losses are recorded in the consolidated statement of operations. Translation adjustments are recorded in accumulated other comprehensive income, a component of shareholders’ equity.

(p)  Fair value of financial instruments

The carrying amounts of accounts receivable, other current assets, interest receivable on promissory notes, accounts payable, bank borrowings and amounts due from (to) related parties approximate their fair values due to the short-term maturity of these instruments.

The recorded value of promissory note receivable and bank borrowings approximates their fair value, as interest approximate market rate.

The convertible preferred shares and convertible loans are recorded at their fair value upon issuance and subsequently at their accreted values, which approximate the cash outlay which would be due upon settlement, if not converted into common shares.

Xinhua Finance Media Limited

Notes to consolidated financial statements — (Continued)

(q)  Net income per share

The Company has two classes of common shares which participate in undistributed earnings. Accordingly, the Company has used the two-class method of computing income per share, income per share is computed for each class of common share according to participation rights in undistributed earnings. Under this method, net income applicable to holders of common shares is allocated on a pro rata basis to each class of common shares to the extent that each class may share in income for the period had been distributed.

Diluted income per share is computed using the more dilutive of (a) the two-class method or (b) the if-converted method.

(r)  Share-based compensation

Share-based payment transactions with employees, such as share options and Non-vested Shares, are measured based on the grant-date fair value of the equity instrument issued and recognized as compensation expense over the requisite service period, with a corresponding addition to additional paid-in capital.

(s)  License agreements

The license agreements for program material are accounted for as a purchase of right or group of rights. The assets and liabilities for license agreement are initially recorded at fair value which is the present value of the future required payments. The difference between the gross and net liability are then recorded as interest under the effective interest method and the asset is amortized over the life of the agreement.

(t)  Recent accounting pronouncements

In February 2006, the FASB issued FASB No. 155, “Accounting for Certain Hybrid Financial Instruments — an amendment of FASB Statements No. 133 and 140” (“SFAS No. 155”). This statement is effective for all financial instruments acquired, issued, or subject to a remeasurement (new basis) event occurring after the beginning of an entity’s first fiscal year that begins after September 15, 2006. The Company has adopted SFAS No. 155 in 2007.

In September 2006, the FASB issued SFAS No. 157, “Fair Value Measurement” (“SFAS No. 157”). SFAS No. 157 addresses standardizing the measurement of fair value for companies who are required to use a fair value measure for recognition or disclosure purposes. The FASB defines fair value as “the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date”. SFAS No. 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007 and interim periods within those fiscal years. The Company is currently evaluating the potential impact of the adoption of SFAS No. 157 on its consolidated financial statements.

In February 2007, the FASB issued SFAS No. 159, “The Fair Value Options for Financial Assets and Financial Liabilities” (“SFAS No. 159”). SFAS No. 159 permits an entity, on a contract-by-contract basis, to make an irrevocable election to account for certain types of financial instruments and warranty and insurance contracts at fair value, rather than historical cost, with changes in the fair value, whether realized or unrealized, recognized in earnings. SFAS No. 159 is effective for financial year beginning on or after November 15, 2007. The Company is evaluating the impact, if any, of the adoption of SFAS No. 159. It is not expected to have a material impaction the Company’s financial position, results of operations and cash flows.

In June 2007, the Emerging Issues Task Force (“EITF”) of FASB ratified EITF Issue 06-11, “Accounting for the Income Tax Benefits of Dividends on Share-Based Payment Awards” (“EITF 06-11”). EITF 06-11 provides that tax benefits associated with dividends on share-based payment awards be recorded as a component of additional paid-in capital. EITF 06-11 is effective, on a prospective basis, for fiscal years beginning after December 15, 2007. The Company is currently assessing the impact of EITF 06-11 on its consolidated financial position and results of operations.

Xinhua Finance Media Limited

Notes to consolidated financial statements — (Continued)

In 2007, the EITF of FASB issued EITF Issue 07-3, “Accounting for Nonrefundable Advance Payments for Goods or Services Received for Use in Future Research and Development Activities” (“EITF 07-3”). EITF reached a consensus that nonrefundable advance payments to acquire goods or pay for services that will be consumed or performed in a future period in conducting research and development activities on behalf of the entity should be recorded as an asset when the advance payments are made. Capitalized amounts should be recognized as expense when the related goods are delivered or services are performed, that is, when the goods without alternative future use are acquired or the service is rendered. EITF 07-3 is effective for fiscal years beginning after December 15, 2007.

The Company is evaluating the impact, if any, of the adoption of EITF 07-3. It is not expected to have a material impact on the Company’s financial position, results of operations or cash flows.

In December 2007, FASB issued SFAS No. 141 (revised 2007), “Business Combinations” (“SFAS No. 141R”). The objective of SFAS No. 141R is to improve the relevance, representational faithfulness, and comparability of the information that a reporting entity provides in its financial reports about a business combination and its effects. SFAS No. 141R is effective for financial statements issued for fiscal years beginning on or after December 15, 2008. The Company is evaluating the impact, if any, of the adoption of SFAS No. 141R. It is not expected to have a material impact on the Company’s financial position, results of operations and cash flows.

In December 2007, the FASB issued SFAS No. 160, “Noncontrolling Interest in Consolidated Financial Statements” (“SFAS No. 160”). SFAS No. 160 amends Accounting Research Bulletin No. 51, “Consolidated Financial Statements”, to establish accounting and reporting standards for the noncontrolling interest in a subsidiary and for the deconsolidation of a subsidiary. SFAS No. 160 defines “a noncontrolling interest, sometimes called a minority interest, is the portion of equity in a subsidiary not attributable, directly or indirectly, to a parent”. The objective of SFAS No. 160 is to improve the relevance, comparability, and transparency of the financial information that a reporting entity provides in its consolidated financial statements. SFAS No. 160 is effective for fiscal years, and interim periods within those fiscal years, beginning on or after December 15, 2008. The Company is evaluating the impact, if any, of the adoption of SFAS No. 160.

In March 2008, the FASB issued SFAS No. 161, “Disclosures about Derivative Instruments and Hedging Activities” (“SFAS No. 161”). This statement establishes enhanced disclosures about the entity’s derivative and hedging activities. This statement is effective for fiscal years and interim periods beginning after November 15, 2008, with early application encouraged. Adoption of SFAS No. 161 will result in enhanced disclosure regarding the Company’s derivatives. The Company is evaluating the impact, if any, of the adoption of SFAS No. 161.

3.	Concentration of risk

Concentration of credit risk

Financial instruments that potentially expose the Company to concentrations of credit risk consist primarily of cash, accounts receivable, and amounts due from related parties.

One customer contributed $585,765, or 11%, of the Company’s revenues during the period from May 26, 2005 (Date XFL acquired EconWorld Media Limited, the predecessor to XFM) to December 31, 2005. This customer contributed $1,601,362, or 3%, nil, or 0% of the Company’s revenues during the years ended December 31, 2006 and 2007, respectively. No single group or customer contributed more than 10% of the total revenue during the years ended December 31, 2006 and 2007.

Two customers as of December 31, 2005 each accounted for 10% or more of the Company’s accounts receivable, representing 24% and 11%, respectively, of the Company’s accounts receivable balance at December 31, 2005. At December 31, 2006, these two customers represented 1% and 3% of the Company’s accounts receivable balance. At December 31, 2007, these customers represented 0% and 0% of the Company’s accounts receivable

Xinhua Finance Media Limited

Notes to consolidated financial statements — (Continued)

balance. No single group or customer contributed more than 10% of the Company’s accounts receivable balance as of December 31, 2006 and 2007.

Accounts receivable are typically unsecured and are derived from revenue earned from customers in China. The risk with respect to accounts receivables is mitigated by credit evaluations the Company performs on its customers and its ongoing monitoring process of outstanding balances. The Company maintains an allowance for doubtful accounts and such losses have been within management’s expectations.

Concentration of location

Substantially all of the Company’s revenue for the period from May 26, 2005 (Date XFL acquired EconWorld Media Limited, the predecessor to XFM) to December 31, 2005 and for the years ended December 31, 2006 and 2007 were generated from the PRC including Hong Kong. In addition, a substantial portion of the identifiable assets of the Company are located in the PRC.

4.	Acquisitions

(a)  East Alliance Limited

East Alliance Limited was incorporated in the British Virgin Islands (“BVI”) under the laws of the BVI on June 2, 2006 and is an investment holding company for its wholly-owned subsidiaries and VIEs (collectively, “M-in Group”). M-in Group is a mobile service provider (“SP”) in China with SP licenses nationwide operating on wireless Mobile Value-Added Service (“MVAS”) platforms.

On June 4, 2007, XFM acquired 100% of East Alliance Limited’s ordinary shares at an initial cash consideration of $9,502,341. Direct costs of $651,932 were incurred. The purpose of the acquisition was to enhance the Company’s geographic reach and operating scope. In addition to the initial consideration, the equity owners of M-in Group are entitled to subsequent consideration, 60% of which will be payable in cash and 40% will be in XFM’s Class A common shares, based on a predetermined earn-out formula applied to aggregate audited operating results through December 31, 2007 and 2008. Based on M-in Group’s audited operating results through December 31, 2007, the Company recorded additional consideration totaling $11,853,452 subsequent to year ended December 31, 2007, which resulted in additional goodwill of $11,853,452.

The accompanying consolidated financial statements include the accounts and balances of M-in Group as of December 31, 2007 and the operating results for the period from June 4, 2007 (date of acquisition by XFM) to December 31, 2007.

Xinhua Finance Media Limited

Notes to consolidated financial statements — (Continued)

The following table summarizes the estimated fair values of the assets acquired and liabilities assumed on the date of acquisitions of M-In Group by XFM. As at the date of this report, XFM is still in the midst of finalizing the fair values of this business combination during the year, which is to be determined by professional valuers. Therefore, the initial accounting for this business combination has been determined only provisionally and thus the carrying value of the goodwill, assets, liabilities and the related deferred tax liabilities arising from business combination during the year is subject to changes on completion of initial accounting.

Assets acquired:
Cash	$1,087,862
Accounts receivable	2,318,995
Prepaid expenses and other current assets	321,849
Property and equipment	234,966

Total	3,963,672

Liabilities assumed:
Accounts payable	600,932
Accrued expenses and other payables	344,036
Amounts due to related parties	1,242,141
Deferred tax liability	1,148,951
Income taxes payable	65,339

Total	3,401,399

Intangible assets	9,592,000

Net assets acquired	10,154,273
Initial cash consideration in 2007	$10,154,273

		Amortization
		Period
		(Years)

Intangible assets comprised of:
License rights	$9,372,000	3.5
Noncompete agreement	220,000	1

Total	$9,592,000

The following pro forma information summarizes the effect of the acquisition, if the acquisitions of M-In Group had occurred as of January 1, 2006. This pro forma information is presented for information purposes only. It is based on historical information and does not purport to represent the actual results that may have occurred had the Company consummated the acquisitions on January 1, 2006, nor is it necessarily indicative of future results of operations of the consolidated enterprises:

	2006	2007

Pro forma net revenues	$69,323,445	$139,344,314
Pro forma income from operations	8,183,010	16,563,288
Pro forma net income	4,522,290	28,733,810

Xinhua Finance Media Limited

Notes to consolidated financial statements — (Continued)

(b)  Guangzhou Singshine Communication Co., Ltd.

Guangzhou Singshine Communication Co., Ltd., (“Singshine Communication”) was established on July 4, 1997 in the PRC. Singshine Communication place advertisements, provide advertising services to customers in the PRC and have the exclusive rights to sell advertising for and the rights to provide content to the Channel FM107.6 of the Guangdong People’s Radio Station. Singshine Communication also provides design and production services to its customers.

On June 11, 2007, XFM signed a number of loan agreements, exclusive equity purchase option agreements, equity pledge agreements and subrogation agreements with the equity owners of Singshine Communication for a consideration of $1,993,958, of which $195,000 was settled by the issuance of 50,000 Class A common shares during the year ended December 31, 2007 and $195,000 was settled by the issuance of 50,000 Class A common shares in April 2008. The purpose of the acquisition was to enhance the Company’s distribution capabilities.

As a result of the transaction, XFM became the primary beneficiary of 100% interest in Singshine Communication and accounted for the transaction similar to a business combination.

The accompanying consolidated financial statements include the accounts and balances of Singshine Communication as of December 31, 2007 and the operating results for the period from June 11, 2007 (effective date of the equity pledge and subordinate agreements) to December 31, 2007.

The following table summarizes the estimated fair values of the assets acquired and liabilities assumed by XFM on the effective date of the acquisition of Singshine Communication.

Assets acquired:
Cash	$40,689
Accounts receivable	60,189
Prepaid expenses and other current assets	88,616
Amounts due from related parties	2,336
Property and equipment	101,687

Total	293,517

Liabilities assumed:
Accounts payable	144,684
Accrued expenses and other payables	125,487
Amounts due to related parties	71,506
Long term payables	5,540,927
Deferred tax liabilities	497,827

Total	6,380,431

Intangible assets	7,706,220

Net assets acquired	1,619,306
Consideration — cash	1,603,958
Consideration — issuance of XFM’s shares	390,000

Goodwill	$374,652

Xinhua Finance Media Limited

Notes to consolidated financial statements — (Continued)

		Amortization
		period
		(Years)

Intangible assets comprised of:
Radio advertising agency right	$7,029,220	7.6
Indefinite life trademark	457,000	Indefinite
Noncompete agreement	220,000	3.8

Total	$7,706,220

The following pro forma information summarizes the effect of the acquisition, if the acquisitions of Singshine Communication had occurred as of January 1, 2006. This pro forma information is presented for information purposes only. It is based on historical information and does not purport to represent the actual results that may have occurred had the Company consummated the acquisitions on January 1, 2006, nor is it necessarily indicative of future results of operations of the consolidated enterprises:

	2006	2007

Pro forma net revenues	$61,556,741	$135,337,304
Pro forma income from operations	7,096,300	15,511,283
Pro forma net income	3,363,416	27,619,188

(c)  Singshine (Holdings) Hongkong Ltd.

Singshine (Holdings) Hongkong Ltd., was established on September 10, 2003 in Hong Kong. Singshine (Holdings) Hongkong Ltd. and its subsidiaries and VIEs (collectively, “SSMS”) are principally engaged in providing the marketing and promoting activities in restaurants, clubs and public areas (collectively “Below-The-Line marketing”).

On June 11, 2007, XFM acquired 100% of SSMS’s ordinary shares at an initial cash consideration of $6,440,757. Direct costs of $196,568 were incurred. The purpose of the acquisition was to enhance the Company’s operating scope. In addition to the initial cash consideration, the shareholders of SSMS are entitled to additional cash consideration based on a predetermined earn-out formula applied to aggregate audited operating results through December 31, 2007, 2008 and 2009. Based on SSMS’s audited operating results through December 31, 2007, the Company recorded additional consideration totaling $5,427,784 and made reimbursement of working capital of $1,280,036 subsequent to year ended December 31, 2007, which resulted in additional goodwill of $6,707,815.

The accompanying consolidated financial statements include the accounts and balances of SSMS as of December 31, 2007 and the operating results for the period from June 11, 2007 (date of acquisition by XFM) to December 31, 2007.

Xinhua Finance Media Limited

Notes to consolidated financial statements — (Continued)

The following table summarizes the estimated fair values of the assets acquired and liabilities assumed by XFM on the date of the acquisition of SSMS.

Assets acquired:
Cash	$1,140,230
Accounts receivable	1,567,372
Prepaid expenses and other current assets	306,557
Property and equipment	364,782
Other long term assets	131,456

Total	3,510,397

Liabilities assumed:
Accounts payable	97,905
Accrued expenses and other payables	589,048
Amounts due to related parties	424,197
Income taxes payable	94,941
Amount due to former shareholders	125,722
Deferred tax liabilities	567,827

Total	1,899,640

Intangible assets	3,767,000

Net assets acquired	5,377,757
Initial cash consideration	6,637,325

Goodwill	$1,259,568

		Amortization
		period
		(Years)

Intangible assets comprised of:
Indefinite life trademark	$1,584,000	Indefinite
Customer base	1,588,000	4.5
Noncompete agreement	595,000	3.8

Total	$3,767,000

The following pro forma information summarizes the effect of the acquisition, if the acquisitions of SSMS had occurred as of January 1, 2006. This pro forma information is presented for information purposes only. It is based on historical information and does not purport to represent the actual results that may have occurred had the Company consummated the acquisitions on January 1, 2006, nor is it necessarily indicative of future results of operations of the consolidated enterprises:

	2006	2007

Pro forma net revenues	$68,075,090	$138,410,203
Pro forma income from operations	9,767,616	16,068,832
Pro forma net income	5,696,314	28,275,790

Xinhua Finance Media Limited

Notes to consolidated financial statements — (Continued)

(d)  Xinhua Finance Media (Convey) Ltd

Xinhua Finance Media (Convey) Ltd. (Formerly “Good Speed Holdings Limited”), was incorporated in the BVI under the laws of the BVI on June 6, 2007. Xinhua Finance Media (Convey) Ltd., and its subsidiaries (collectively, “Convey”) are principally engaged in outdoor advertising. On October 8, 2007, Good Speed Holdings Limited changed its name to Xinhua Finance Media (Convey) Ltd.

On July 2, 2007, XFM acquired 100% Convey’s ordinary shares at an initial cash consideration of $33,000,000. Direct costs of $257,411 were incurred. The purpose of the acquisition was to expand the Company’s geographic reach and operating scope. In addition to the initial consideration, the shareholders of Convey are entitled to additional consideration, 50% of which will be payable in cash and 50% will be payable in XFM’s Class A common shares based on a predetermined earn-out formula applied to aggregate audited operating results through June 30, 2008 and 2009.

The accompanying consolidated financial statements include the accounts and balances of Convey as of December 31, 2007 and the operating results for the period from July 2, 2007 (date of acquisition) to December 31, 2007.

The following table summarizes the estimated fair values of the assets acquired and liabilities assumed by XFM on the effective date of the acquisition of Convey. As at the date of this report, XFM is still in the midst of finalizing the fair values of this business combination during the year, which is to be determined by professional valuers. Therefore, the initial accounting for this business combination has been determined only provisionally and thus the carrying value of the goodwill, assets, liabilities and the related deferred tax liabilities arising from business combination during the year is subject to changes on completion of initial accounting.

Assets acquired:
Accounts receivable	$1,536,045
Prepaid expenses and other current assets	771,307
Property and equipment	495,722
Other assets	64,263

Total	2,867,337

Liabilities assumed:
Accounts payable	527,558
Accrued expenses and other payables	1,237,539
Bank overdraft.	319,050
Bank loans	125,580
Capital lease obligations	496,494
Amounts due to related parties	79,073
Income taxes payable	17,263
Deferred tax liabilities	3,130,977

Total	5,933,534

Intangible assets	17,415,579

Net assets acquired	14,349,382
Initial cash consideration	33,257,411

Goodwill	$18,908,029

Xinhua Finance Media Limited

Notes to consolidated financial statements — (Continued)

		Amortization
		period
		(Years)

Intangible assets comprised of:
Indefinite life trademark	$8,059,482	Indefinite
Distribution network	5,402,375	9
Customer base	3,702,354	15
Backlog order	251,368	1

Total	$17,415,579

The following pro forma information summarizes the effect of the acquisition, if the acquisitions of Convey had occurred as of January 1, 2006. This pro forma information is presented for information purposes only. It is based on historical information and does not purport to represent the actual results that may have occurred had the Company consummated the acquisitions on January 1, 2006, nor is it necessarily indicative of future results of operations of the consolidated enterprises:

	2006	2007

Pro forma net revenues	$68,870,950	$139,395,603
Pro forma income from operations	6,964,711	15,247,143
Pro forma net income	3,094,579	27,473,952

(e)  Small World Television Ltd.

Small World Television Ltd. was established in Hong Kong on August 25, 2004. Small World Television and its subsidiary (collectively “Small World”) are principally engaged in the production of television programs. Small World also offers broadcast design services.

On August 22, 2007, XFM acquired 70% equity interest of Small World and control of a majority of its board of directors at a consideration of $6,742,531 and incurred transaction costs of $81,162, of which $1,742,531 was settled by the issuance of 546,248 Class A common shares of XFM at $3.19 per share.

The accompanying consolidated financial statements included the accounts and balance of Small World as of December 31, 2007 and the operating results for the period from August 22, 2007 (date of acquisition by XFM) through December 31, 2007.

Xinhua Finance Media Limited

Notes to consolidated financial statements — (Continued)

The following table summarizes the preliminary estimated fair values of the assets acquired and liabilities assumed on the date of acquisition of Small World. As at the date of this report, XFM is still in the midst of finalizing the fair values of this business combination during the year, which is to be determined by professional valuers. Therefore, the initial accounting for this business combination has been determined only provisionally and thus the carrying value of the goodwill, assets, liabilities and the related deferred tax liabilities arising from business combination during the year is subject to changes on completion of initial accounting.

Assets acquired:
Cash	$320,060
Prepaid expenses and other current assets	168,957
Property and equipment	66,194

Total	555,211

Liabilities assumed:
Accounts payable	28,075
Deferred tax liabilities	254,154

Total	282,229

Minority interest	158,141

Intangible assets(1)	1,452,311

Net assets acquired	1,567,152
Purchase consideration — cash	5,081,162
Purchase consideration — issuance of XFM’s shares	1,742,531

Goodwill	$5,256,541

		Amortization
		period
		(Years)

Intangible assets comprised of:
Alliance agreement	$953,984	5
Distribution right	155,698	5
Noncompete agreement	281,219	3
Noncompete agreement	61,410	1

Total	$1,452,311

(1): 70% of intangible assets relating to the acquisition of 70% equity interest in Small World were recognized.

The following pro forma information summarizes the effect of the acquisition, if the acquisitions of Small World had occurred as of January 1, 2006. This pro forma information is presented for information purposes only. It is based on historical information and does not purport to represent the actual results that may have occurred had the Company consummated the acquisitions on January 1, 2006, nor is it necessarily indicative of future results of operations of the consolidated enterprises:

	2006	2007

Pro forma net revenues	$58,966,432	$134,838,690
Pro forma income from operations	6,992,271	15,293,839
Pro forma net income	3,300,569	27,565,535

Xinhua Finance Media Limited

Notes to consolidated financial statements — (Continued)

(f)  Shanghai Paxi Advertising Co. Ltd.

Shanghai Paxi Advertising Co. Ltd. was established on August 17, 2006 in the PRC. Shanghai Paxi Advertising Co. Ltd and its subsidiaries (collectively, “JCBN China”) are principally engaged in Below-The-Line marketing and online advertising.

On November 27, 2007, XFM acquired 100% of JCBN China’s ordinary shares at an initial consideration of $40,825,770. Direct costs of $801,892 were incurred. The purpose of the acquisition was to expand the Company’s operating scope. In addition to the initial consideration, the equity owners of JCBN China are entitled to additional consideration, 60% payable at cash and 40% in XFM Class A common shares based on a predetermined earn-out formula applied to aggregate audited operating results through December 31, 2008 and 2009.

The accompanying consolidated financial statements include the accounts and balances of JCBN China as of December 31, 2007 and the operating results for the period from November 27, 2007 (date of acquisition) to December 31, 2007.

The following table summarizes the preliminary estimated fair values of the assets acquired and liabilities assumed by XFM on the effective date of the acquisition of JCBN China. As at the date of this report, XFM is still in the midst of finalizing the fair values of this business combination during the year, which is to be determined by professional valuers. Therefore, the initial accounting for this business combination has been determined only provisionally and thus the carrying value of the goodwill, assets, liabilities and the related deferred tax liabilities arising from business combination during the year is subject to changes on completion of initial accounting.

Assets acquired:
Cash	$947,777
Accounts receivable	4,609,190
Prepaid expenses and other current assets	784,533
Amount due from related parties	133,141
Property and equipment	143,616

Total	6,618,257

Liabilities assumed:
Accounts payable	2,279,020
Accrued expenses and other payables	534,984
Amounts due to related parties	91,821
Income taxes payable	1,038,571
Deferred tax liabilities	2,761,298

Total	6,705,694

Intangible assets	10,951,764

Net assets acquired	10,864,327
Initial purchase consideration	41,627,662

Goodwill	$30,763,335

Xinhua Finance Media Limited

Notes to consolidated financial statements — (Continued)

		Amortization
		period
		(Years)

Intangible assets comprised of:
Customer base	$8,824,516	5
Exclusive advertising agreement	75,350	1
Noncompete agreement	1,655,221	5
Backlog order	35,940	1
Distribution network	360,737	5

Total	$10,951,764

The following pro forma information summarizes the effect of the acquisition, if the acquisitions of JCBN China had occurred as of January 1, 2006. This pro forma information is presented for information purposes only. It is based on historical information and does not purport to represent the actual results that may have occurred had the Company consummated the acquisitions on January 1, 2006, nor is it necessarily indicative of future results of operations of the consolidated enterprises:

	2006	2007

Pro forma net revenues	$73,599,532	$140,925,473
Pro forma income from operations	10,229,885	16,959,460
Pro forma net income	7,322,114	28,889,087

(g)  Profitown Development Limited

Profitown Development Ltd. (“Profitown”), was established on May 10, 2007 in the BVI. Profitown and its subsidiaries (collectively, “Profitown Group”) are principally engaged in Below-The-Line marketing.

On November 27, 2007, XFM acquired 100% Profitown’s ordinary shares at an initial consideration of $2,241,230. Direct costs of $77,959 were incurred. The purpose of the acquisition was to expand the Company’s operating scope. In addition to the initial consideration, the equity owners of Profitown Group are entitled to additional consideration, 60% payable at cash and 40% in XFM Class A common shares based on a predetermined earn-out formula applied to aggregate audited operating results through December 31, 2008 and 2009.

The accompanying consolidated financial statements include the accounts and balances of Profitown Group as of December 31, 2007 and for the period from November 27, 2007 (date of acquisition by XFM) to December 31, 2007.

Xinhua Finance Media Limited

Notes to consolidated financial statements — (Continued)

The following table summarizes the estimated fair values of the assets acquired and liabilities assumed by XFM on the effective date of the acquisition of Profitown Group. As at the date of this report, XFM is still in the midst of finalizing the fair values of this business combination during the year, which is to be determined by professional valuers. Therefore, the initial accounting for this business combination has been determined only provisionally and thus the carrying value of the goodwill, assets, liabilities and the related deferred tax liabilities arising from business combination during the year is subject to changes on completion of initial accounting.

Assets acquired:
Cash	$66,689
Accounts receivable	48,143
Prepaid expenses and other current assets	9,873
Amounts due from related parties	217,115
Property and equipment	24,064

Total	365,884

Liabilities assumed:
Accounts payable	33,519
Accrued expenses and other payables	12,690
Income tax payables	48,114
Bank overdraft.	22,768
Capital lease obligations	13,034
Deferred tax liabilities	271,650

Total	401,775

Intangible assets	1,552,285

Net assets acquired	1,516,394
Initial purchase consideration	2,319,189

Goodwill	$802,795

		Amortization
		period
		(Years)

Intangible assets comprised of:
Customer base	$1,339,657	5
Noncompete agreement	191,319	5
Backlog order	21,309	1

Total	$1,552,285

Xinhua Finance Media Limited

Notes to consolidated financial statements — (Continued)

The following pro forma information summarizes the effect of the acquisition, if the acquisitions of Proftown Group had occurred as of January 1, 2006. This pro forma information is presented for information purposes only. It is based on historical information and does not purport to represent the actual results that may have occurred had the Company consummated the acquisitions on January 1, 2006, nor is it necessarily indicative of future results of operations of the consolidated enterprises:

	2006	2007

Pro forma net revenues	$60,688,264	$135,520,288
Pro forma income from operations	7,131,611	15,977,328
Pro forma net income	3,366,152	28,223,719

(h)  EconWorld Media

EconWorld Media Limited was incorporated in Hong Kong on March 13, 2003. EconWorld Media Limited and its wholly-owned subsidiaries (collectively, “EconWorld Media”, the predecessor to XFM) have the exclusive rights to sell advertising for a financial magazine titled “Money Journal” in the PRC and Hong Kong. In addition, EconWorld Media provides management and information consulting services on the distribution of “Money Journal”.

On May 26, 2005, XFL subscribed 210,000 newly issued ordinary shares of EconWorld Media representing 60% of EconWorld Media’s total ordinary shares for an initial cash consideration of $1,500,000. Direct costs of $233,599 were incurred. The purpose of the acquisition was to enhance the Company’s distribution capabilities. EconWorld Media is the predecessor to XFM and its operating results have been included in the accompanying consolidated financial statements effective on the date of XFL’s acquisition.

In addition to the initial cash consideration for the subscription of the 210,000 newly issued ordinary shares, the shareholders of EconWorld Media are entitled to additional cash consideration based on a predetermined earn-out formula applied to aggregate audited operating results through March 31, 2006. Based on EconWorld Media’s audited operating results through March 31, 2006, the Company contributed totaling $2,820,000 during the year ended December 31, 2006 which resulted in an additional goodwill of $1,121,257, representing a minority interest proportionate share of the contribution.

On January 12, 2006, XFL transferred its equity interest in EconWorld Media to XFM in exchange of 1,000 XFM’s shares (adjusted for the effect of share split on March 16, 2006) with par value of $0.001 (note 21).

On June 21, 2006, XFM acquired another 12% of the equity of EconWorld Media at a price of $1,082,910 which resulted in an additional goodwill of $530,936. The purchase price for this acquisition was paid by XFL on behalf of XFM and was included in amount due to Parent. XFM’s ownership of EconWorld Media is increased to 72% as a result of this transaction. The results of EconWorld Media’s operations, attributable to the 12% interest acquired, have been included in the Company’s consolidated financial statements for the years ended December 31, 2006 and 2007 since the date of acquisition.

On December 28, 2006, XFM acquired the remaining 28% of the equity of EconWorld Media at a price of $5,039,985 which resulted in an additional goodwill of $3,655,487. The purchase price for this acquisition was paid by XFL on behalf of XFM and was included in amount due to Parent. XFM’s ownership of EconWorld Media is increased to 100% as a result of this transaction. The results of EconWorld Media’s operations, attributable to the 28% interest acquired have been included in the Company’s consolidated financial statements for the years ended December 31, 2006 and 2007 since the date of acquisition.

Xinhua Finance Media Limited

Notes to consolidated financial statements — (Continued)

The following table summarizes the estimated fair values of the assets acquired and liabilities assumed on the respective date of acquisitions of EconWorld Media by XFL or XFM.

	As of May 26,	As of June 21,	As of December 28,
	2005(1)	2006(2)	2006(3)

Assets acquired:
Cash	$46,267	$114,951	$402,065
Accounts receivable	153,499	379,644	1,178,169
Prepaid expenses and other current assets	23,135	58,105	107,572
Subscription receivables	1,500,000	—	—
Amounts due from related parties	14,876	14,476	29,985
Property and equipment	71,060	11,358	53,196

Total	1,808,837	578,534	1,770,987

Liabilities assumed:
Accounts payable	123,687	190	—
Accrued expenses and other payables	313,050	28,600	117,470
Amounts due to related parties	1,381,648	1,668	143,364
Deferred tax liabilities	200,295	35,997	71,328
Income taxes payable	38,854	69,187	270,472

Total	2,057,534	135,642	602,634

Intangible assets	723,600	109,082	216,145

Net assets acquired	474,903	551,974	1,384,498

Cash consideration, paid by XFL on behalf of XFM	1,733,599	1,082,910	5,039,985

Goodwill	$1,258,696	$530,936	$3,655,487

	As of May 26,	As of June 21,	As of December 28,	Amortization
	2005(4)	2006(5)	2006(6)	period
				(Years)

Intangible assets comprised of:
Advertising customer base	$33,000	$5,408	$11,336	6
Consulting customer base	153,600	25,966	55,467	7
Distribution network	7,200	1,284	2,828	10
Noncompete agreement	304,200	38,870	67,037	3
Publishing title	102,000	18,190	40,063	10
Subscriber base	123,600	19,364	39,414	5

Total	$723,600	$109,082	$216,145

Remarks:

(1)	Assets and liabilities are reflected at 100% of their historical cost plus a 60% step up for the acquisition. There is no minority interest because the company was in a net liabilities position.

(2)	12% minority interest in respective assets and liabilities were acquired.

(3)	28% minority interest in respective assets and liabilities were acquired.

Xinhua Finance Media Limited

Notes to consolidated financial statements — (Continued)

(4)	60% of intangible assets relating to the acquisition of 60% interest in EconWorld Media were recognized.

(5)	12% of intangible assets relating to the acquisition of 12% minority interest in EconWorld Media were recognized.

(6)	28% of intangible assets relating to the acquisition of 28% minority interest in EconWorld Media were recognized.

The following pro forma information summarizes the effect of the acquisition, if the acquisitions of EconWorld Media had occurred as of January 1, 2005. This pro forma information is presented for information purposes only. It is based on historical information and does not purport to represent the actual results that may have occurred had the Company consummated the acquisitions on January 1, 2005, nor is it necessarily indicative of future results of operations of the consolidated enterprises:

	2005	2006

Pro forma net revenues	$5,743,400	$58,966,432
Pro forma income from operations	1,431,156	6,974,770
Pro forma net income	389,900	3,281,842

(i)  Beijing Century Media

Beijing Century Media Culture Co. Ltd., was established on June 25, 2004 in the PRC. Beijing Century Media Culture Co. Ltd. and its majority-owned subsidiaries (collectively, “Beijing Century Media”) are principally engaged in the production of television programs, animations, post-production for television commercials and visual effects for television commercials and film. Beijing Century Media also offers broadcast design services.

On September 9, 2005, XFL signed a number of loan agreements, exclusive equity purchase option agreements, equity pledge agreements and subrogation agreements with the equity owners of Beijing Century Media for an initial consideration of $3,000,000 payable in XFL common shares. Direct costs of $56,384 were incurred.

As a result of the transaction, XFL became the primary beneficiary of 100% interest in Beijing Century Media and accounted for the transaction similar to a business combination. On March 16, 2006, XFL transferred its beneficial interest in Beijing Century Media to XFM in exchange for the same amount payable to XFL by XFM. This transaction was accounted for as a purchase, as a result, assets and liabilities are stated at either their fair value or net realizable value, as appropriate. The primary asset acquired under the transaction was content production backlog which would enhance the Company’s operating activities. The Company has consolidated the operating results of Beijing Century Media effective on the date XFL became the beneficial owner of Beijing Century Media.

The accompanying consolidated financial statements include the accounts and balances of Beijing Century Media and its majority-owned subsidiaries as of December 31, 2005, December 31, 2006 and December 31, 2007 and the operating results for the period from September 9, 2005 (effective date of the nomination and equity pledge agreements) to December 31, 2005 and years ended December 31, 2006 and 2007.

Xinhua Finance Media Limited

Notes to consolidated financial statements — (Continued)

The following table summarizes the estimated fair values of the assets acquired and liabilities assumed by XFL on the effective date of the nomination and equity pledge agreements for Beijing Century Media.

Assets acquired:
Cash	$417,849
Accounts receivable	325,802
Capitalized content production costs	921,000
Prepaid expenses and other current assets	129,006
Property and equipment	40,201
Deferred tax assets	125,271

Total	1,959,129

Liabilities assumed:
Accounts payable	95,336
Accrued expenses and other payables	1,216,640
Amounts due to related parties	246,944
Income taxes payable	123,316

Total	1,682,236

Minority interest	32,016

Net assets acquired	244,877
Initial purchase consideration	3,056,384

Goodwill	$2,811,507

In addition to the initial consideration, upon achievement of certain income milestones through 2007, the equity owners of Beijing Century Media are entitled to additional considerations, payable at the discretion of XFL in cash or XFL common shares, determined based on a pre-determined earn-out formula applied to aggregate audited net income through December 31, 2005, 2006 and 2007. Based on the relevant income level of Beijing Century Media reported through December 31, 2005, the Company recorded additional consideration of $8,378,317 in 2006 which resulted in an additional goodwill of $8,378,317. The additional consideration of $8,378,317 was paid by XFL on behalf of XFM.

Based on the relevant income level of Beijing Century Media reported through December 31, 2006, the Company made additional consideration of $7,404,651 which was settled by the XFL on behalf of the Company that resulted in an additional goodwill of $7,404,651. Of which, $3,612,500 was set-off by deposit for acquisition of subsidiaries (Note 7) and the remaining was recorded in amount due to Parent.

Subsequent to year ended December 31, 2007, based on the relevant income level of Beijing Century Media reported through December 31, 2007, the Company made additional consideration of $8,709,256 which resulted in additional goodwill of $8,709,256.

On April 4, 2006, Beijing Century Media made an additional capital contribution of $333,374 (RMB2.7 million) to Beijing Golden Ways Culture Development Co., Limited which increased the registered capital of its 90% owned subsidiary from $37,042 (RMB300,000) to $370,416 (RMB3 million). Beijing Century Media’s ownership interest also increased to 99%, and resulted in a goodwill of $2,878.

On June 9, 2006, Beijing Century Media made an additional capital contribution of $246,944 (RMB2 million) in Beijing Workshop Communications Co., Ltd. (a majority-owned subsidiary of Beijing Century Media) which increased the registered capital of Beijing Workshop Communications Co., Ltd. from $123,472 (RMB1 million) to $370,416 (RMB3 million) and increased its ownership interest from 90% to 96.6%. This resulted in an excess of fair

Xinhua Finance Media Limited

Notes to consolidated financial statements — (Continued)

value of acquired net assets over costs of $40,189 which was applied pro-ratably against the fair value of long lived assets.

The following pro forma information summarizes the effect of the acquisition, if the acquisitions of Beijing Century Media had occurred as of January 1, 2005. This pro forma information is presented for information purposes only. It is based on historical information and does not purport to represent the actual results that may have occurred had the Company consummated the acquisitions on January 1, 2005, nor is it necessarily indicative of future results of operations of the consolidated enterprises:

	2005	2006

Pro forma net revenues	$6,045,820	$58,966,432
Pro forma income from operations	2,748,912	7,067,977
Pro forma net income	1,578,092	3,344,291

(j)  Xinhua Finance Advertising Limited

Xinhua Finance Advertising Limited (formerly “Ming Shing International Limited”) was incorporated in the BVI under the laws of the BVI on October 6, 2005 and is an investment holding company for its wholly- and majority-owned subsidiaries and VIEs (collectively, “XFA”). XFA provides advertising design, production and placement services for television, print media and outdoor billboards on university campuses to customers in the PRC and Hong Kong. On June 19, 2006, Ming Shing International Limited changed its name to Xinhua Finance Advertising Limited.

On January 12, 2006, XFL acquired 100% of XFA’s ordinary shares at an initial consideration of $29,000,000 plus future contingent consideration to be determined based on net income in each of the years from 2005 to 2007. Direct costs of $650,889 were incurred. On March 16, 2006, XFL transferred its equity interest in XFA to XFM in exchange for the same amount due to XFL under a promissory note The primary assets acquired were television, print, and outdoor advertising agency operations in the PRC which would enhance the Company’s geographic reach and operating scope. The accompanying consolidated financial statements include the accounts and balances of XFA and its wholly and majority-owned subsidiaries and VIEs as of December 31, 2006 and December 31, 2007 and the operating results for the period from January 12, 2006 (date of acquisition by XFL) through December 31, 2006 and for the year ended December 31, 2007.

In addition to the initial cash consideration, the shareholders of XFA are entitled to additional cash consideration based on a predetermined earn-out formula applied to aggregate operating results through December 31, 2005, 2006 and 2007. Based on XFA’s audited operating results through December 31, 2005, the Company recorded additional consideration totaling $31,424,973 during the year ended December 31, 2006, which resulted in additional goodwill of $31,424,973. Further, during the year ended December 31, 2007, based on XFA’s audited operating results through December 31, 2006, the Company recorded additional consideration totaling $25,044,600 of which $11,878,390 was settled by the issuance of 20,740 XFL shares with direct costs of $116,767 that resulted in additional goodwill of $25,161,367.

Subsequent to year ended December 31, 2007, based on XFA’s audited operating results through December 31, 2007, the Company recorded additional consideration totaling $35,412,846, which resulted in additional goodwill of 35,412,846.

Xinhua Finance Media Limited

Notes to consolidated financial statements — (Continued)

The following table summarizes the estimated fair values of the assets acquired and liabilities assumed on the date of the acquisition of XFA, including the additional consideration paid in 2006.

Assets acquired:
Cash	$1,181,173
Restricted cash	115,385
Accounts receivable	3,419,313
Prepaid advertising space program and airtime	1,082,863
Prepaid expenses and other current assets	72,743
Amounts due from related parties	1,104,072
Rent deposits	15,657
Property and equipment	829,515
Deferred tax asset	147,211

Total	7,967,932

Liabilities assumed:
Accounts payable	1,759,712
Accrued expenses and other payables	756,419
Deferred revenue	41,195
Income taxes payable	264,956
Amounts due to related parties	4,600,491
Deferred tax liabilities	3,267,000

Total	10,689,773

Minority interest	636,681

Intangible assets	9,900,000

Net assets acquired	6,541,478

Initial consideration paid in 2006	29,650,889
Contingent consideration paid in 2006	31,424,973

Total consideration paid in 2006	61,075,862

Goodwill	$54,534,384

		Amortization
		period
		(Years)

Intangible assets comprised of:
Television advertising agency right	$3,109,000	4-5
Newspaper advertising agency right	57,000	4
Lamp post advertising agency right	1,564,000	20
Advertising customer base	3,858,000	3-10
Backlog order	270,000	1
CEPA Certificate	2,000	1
Noncompete agreement	1,040,000	4

Total	$9,900,000

Xinhua Finance Media Limited

Notes to consolidated financial statements — (Continued)

On July 1, 2006, Beijing Taide Advertising Co, Ltd., a majority owned subsidiary of XFA, acquired additional 20% interest of its subsidiary, Shanghai Yuanxin Advertising Intermediary Co, Ltd., at a consideration of $49,389 (RMB0.4 million). This increased its ownership interest from 80% to 100%, and resulted in an excess of fair value of acquired net assets over cost of $37,754 which had been applied pro-ratably against the fair value of long lived assets.

The following pro forma information summarizes the effect of the acquisition, if the acquisitions of XFA had occurred as of January 1, 2005. This pro forma information is presented for information purposes only. It is based on historical information and does not purport to represent the actual results that may have occurred had the Company consummated the acquisitions on January 1, 2005, nor is it necessarily indicative of future results of operations of the consolidated enterprises:

	2005	2006

Pro forma net revenues	$13,096,450	$58,966,432
Pro forma income from operations	999,783	7,067,977
Pro forma net income	444,687	3,344,291

(k)  Beijing Jingguan Xincheng Advertising Co., Ltd.

Beijing Jingguan Xinchen Advertising Co., Ltd. (“Economic Observer Advertising”) was established in the PRC on January 25, 2006. Economic Observer Advertising has the exclusive rights to sell advertising for and provides management and information consulting services to a financial newspaper.

On June 8, 2006, XFM acquired 50% equity interest of Economic Observer Advertising and control of a majority of its board of directors at an initial cash consideration of $9,241,465 and incurred transaction costs of $2,229,612. Out of the total $11,471,077, $8,962,397 was paid by Xinhua Finance Network (“XFN”), a subsidiary of XFL, and XFL on behalf of XFM. The primary asset acquired was the exclusive rights to sell advertising and provide management and information consulting services. In addition to the initial cash consideration, the equity holders of Economic Observer Advertising are entitled to additional cash considerations based on a predetermined earn-out formula applied to aggregate operating results through December 31, 2006.

Based on Economic Observer Advertising audited operating results through December 31, 2006, the Company recorded additional consideration totaling $9,313,960 which was paid by XFL on behalf of XFM during the year ended December 31, 2007 and resulted in additional intangible assets recognized of $9,313,960.

The following table summarizes the estimated fair values of the assets acquired and liabilities assumed on the date of acquisition of Economic Observer Advertising.

Net tangible assets acquired; representing Cash	$617,360
Deferred tax liability	19,575,591
Long term payable	25,093,827
Minority Interest	308,680
Intangible assets, exclusive advertising agreement	55,831,815

Net assets acquired	$11,471,077

Initial consideration paid	9,241,465
Transaction costs	2,229,612

$11,471,077

On September 15, 2006, other shareholders of Economic Observer Advertising transferred their aggregate 50% of the equity interests in Economic Observer Advertising to XFM in exchange for total consideration of

Xinhua Finance Media Limited

Notes to consolidated financial statements — (Continued)

$6,708,221, which include a cash consideration of $308,680 and 5,761,317 XFM’s Class A common shares valued at $1.1 per share. Direct costs of $62,092 were incurred and included in purchase price of the acquisition.

The following table summarizes the estimated fair values of the assets acquired and liabilities assumed at the date of acquisition of the remaining 50% equity interest in Economic Observer Advertising.

Assets acquired:
Cash	$212,530
Investment in an affiliate	370,416
Accounts receivables	1,552,851
Other receivables	580,321
Prepaid expenses	7,531,794
Property and equipment	35,528

Total	10,283,440

Liabilities assumed:
Other payables	8,134,283
Loan from shareholders	37,106
Amounts due to related parties	401,477
Taxation	374,959
Deferred tax liability	9,787,796
Long term payable	12,943,349

Total	31,678,970

Intangible assets, exclusive advertising agreement	28,103,751

Net assets acquired	6,708,221

Consideration, issuance of XFM’s shares	6,337,449
Cash consideration paid	308,680
Transaction costs	62,092

$6,708,221

The exclusive advertising agreement has an amortization period of 50 years.

The accompanying consolidated financial statements included the accounts and balance of Economic Observer Advertising as of December 31, 2006 and 2007 and the operating results for the period from June 8, 2006 (date of acquisition by XFM) through December 31, 2006 and the year ended December 31, 2007.

(l)  Accord Group Investments Ltd.

Accord Group Investments Limited was established in the BVI on June 15, 2005. Accord and its subsidiaries and consolidated VIE, (collectively, “Accord Group”) place advertisements, provide advertising services to customers in the PRC and have the exclusive rights to sell advertising for and the rights to provide content to the EasyFM radio stations of Beijing and Shanghai. Accord Group also provides design and production services to its customers.

On January 23, 2006, XFL acquired a 19% equity interest in Accord Group for cash consideration of $440,000 which was paid by XFN on its behalf. On March 16, 2006, XFL transferred all its 19% beneficial interests in Accord Group to XFM in exchange for the same amount due to XFN.

Xinhua Finance Media Limited

Notes to consolidated financial statements — (Continued)

On September 22, 2006, XFM acquired 61% of the equity of Accord Group from Sino Investment Holdings Limited (“Sino Investment”), a company controlled by two directors of XFL and the then chief financial officer of the Company has beneficial interest, by issuing 451,107 of its Class A common shares valued at $1.1 per share. As part of the acquisition, the Company also issued 125,053 Class A common shares valued at $1.1 per share to an individual in exchange of his entering into a Deed of Non-Competition Undertaking and Release with the Company. The total value of the shares issued amounted to $633,776.

On November 1, 2006, XFM acquired the remaining 20% equity of Accord Group for $237,600, which was settled by the issuance of 125,053 of its Class A common shares valued at $1.90 each. As a result, Accord Group became a wholly-owned subsidiary of XFM.

The following table summarizes the estimated fair values of the assets acquired and liabilities assumed on the respective date of acquisitions of Accord Group. The table also reflects a non-cash activity for purposes of the consolidated statement of cash flows:

	As of	As of
	September 22, 2006(1)	November 1, 2006(2)

Assets acquired:
Cash	$259,661	$665,174
Accounts receivables	202,234	59,640
Prepaid expense and other current assets	81,628	15,617
Property and equipment, net	133,901	25,945

Total	677,424	766,376

Liabilities assumed:
Accounts payables	197,837	50,524
Other payables and other current liabilities	1,290,053	29,540
Loan from shareholders	2,464	—
Amounts due to related parties	1,626,282	1,106,424
Income taxes payable	219	—
Deferred tax liability	450,670	—

Total	3,567,525	1,186,488

Intangible assets	1,309,221	33,779

Loss of Accord Group previously equity accounted for	52,211	—
Net (liabilities assumed) assets acquired	(1,528,669)	33,779

Cash consideration paid in 2006	440,000	—
Issuance of XFM’s shares	633,776	237,600

Total considerations	1,073,776	237,600

Goodwill	$2,602,445	$203,821

Xinhua Finance Media Limited

Notes to consolidated financial statements — (Continued)

	As of	As of	Amortization
	September 22, 2006(3)	November 1, 2006(4)	period
			(Years)

Intangible assets comprised of:
Exclusive advertising agreement	$1,163,000	$—	5
Advertising customer base	146,221	33,779	3

Total	$1,309,221	$33,779

Notes:

(1)	Assets and liabilities are reflected at 100% of their historical cost plus a 80% step up for the acquisition. There is no minority interest because the company was in net liabilities position.

(2)	20% minority interest in respective assets and liabilities were acquired. The net liabilities were not assumed from the acquisition because the minority interest had not shared the attributable loss in the company in excess of its capital contribution.

(3)	80% of total intangible assets relating to the acquisitions of 80% interest in Accord Group were recognized.

(4)	20% of total intangible assets relating to the acquisitions of 20% interest in Accord Group were recognized.

The accompanying consolidated financial statements included the accounts and balance of Accord Group as of December 31, 2006 and 2007 and the operating results for the period from September 22, 2006 (date of acquisition by XFM) through December 31, 2006 and year ended December 31, 2007. As a result of the subsequent acquisition of a controlling interest and eventually 100% of Accord Group, the results of Accord Group’s operations attributable to the first 19% interest acquired was adjusted retrospectively and accounted for using the equity method during the period from January 23, 2006 to September 21, 2006.

The following pro forma information summarizes the effect of the acquisition, if the acquisitions of Accord Group had occurred as of January 1, 2005. This pro forma information is presented for information purposes only. It is based on historical information and does not purport to represent the actual results that may have occurred had the Company consummated the acquisitions on January 1, 2005, nor is it necessarily indicative of future results of operations of the consolidated enterprises:

	2005	2006

Pro forma net revenues	$5,886,360	$60,088,070
Pro forma income from operations	938,920	6,456,903
Pro forma net (loss) income	(210,408)	2,880,912

(m)  Beijing Perspective Orient Movie and Television Intermediary Co., Ltd.

Beijing Perspective Orient Movie and Television Intermediary Co. Ltd., was established in the PRC on September 25, 2000 for a term of 20 years. Beijing Perspective and its subsidiary (collectively, “Beijing Perspective”) are engaged in the production and syndication of financial television programs under the Fortune China name and earn revenues by selling advertising time and sponsorship rights at the time the programs are broadcasted.

On July 28, 2006, XFM acquired 51% of the equity of Beijing Perspective, through Beijing Century Media. XFL paid the purchase price of $6,275,052 for this acquisition. Transaction costs of $662,092 were included in this transaction and were paid by XFN and XFL on behalf of XFM.

On November 13, 2007, XFM had obtained the remaining 49% equity interest in Beijing Perspective at consideration of $10,460,695, of which $8,295,990 was settled by the issuance of 2,043,347 XFM Class A common shares at $4.06 per share.

Xinhua Finance Media Limited

Notes to consolidated financial statements — (Continued)

The following table summarizes the estimated fair values of the assets acquired and liabilities assumed on the respective date of the acquisitions of Beijing Perspective.

	As of	As of
	July 28, 2006(1)	November 13, 2007(2)

Assets acquired:
Cash	$2,733,530	$481,183
Accounts receivables	21,220	399,562
Prepaid expenses and other current assets	100,628	80,037
Amounts due from related parties	1,929	850,052
Property and equipment	1,585,096	915,873
Other assets	—	270,796

Total	4,442,403	2,997,503

Liabilities assumed:
Accounts payables	56,887	29,427
Accrued expenses and other payables	904,488	638,578
Amounts due to related parties	51,957	369,571
Other taxes payable	23,718	22,095
Deferred revenue	—	97,458
Deferred tax liability	194,755	285,464

Total	1,231,805	1,442,593

Minority Interest	1,996,338	—
Intangible assets	1,258,975	1,559,850

Net assets acquired	2,473,235	3,114,760

Total consideration, paid by XFL	6,275,052	—
Purchase consideration — cash	—	2,164,705
Purchase consideration — issuance of XFM’s shares	—	8,295,990
Transaction costs	662,092	—

Goodwill	$4,463,909	$7,345,935

	As of	As of	Amortization
	July 28, 2006(3)	November 13, 2007(4)	period
			(Years)

Intangible assets comprised of:
Trademark	$844,345	$1,205,909	8-15
Television station contract	68,340	—	3
Advertising customer base	72,420	—	3
Supplier relationship	—	208,816	1
Customer relationship	—	92,677	6
Noncompete agreement	273,870	52,448	4-5

Total	$1,258,975	$1,559,850

Xinhua Finance Media Limited

Notes to consolidated financial statements — (Continued)

Remarks:

(1)	Assets and liabilities are reflected at 100% of their historical cost plus a 51% step up for the acquisition.

(2)	49% minority interest in respective assets and liabilities were acquired. As at the date of this report, XFM is still in the midst of finalizing the fair values of this business combination of acquiring the remaining interest in Beijing Perspective, which is to be determined by professional valuers. Therefore, the initial accounting for this business combination has been determined only provisionally and thus the carrying value of the goodwill, assets, liabilities and the related deferred tax liabilities arising from this business combination during the year is subject to changes on completion of initial accounting.

(3)	51% of intangible assets relating to the acquisition of 51% interest in Beijing Perspective were recognized.

(4)	49% of intangible assets relating to the acquisition of 49% minority interest in Beijing Perspective were recognized.

The accompanying consolidated financial statements included the accounts and balance of Beijing Perspective as of December 31, 2006 and 2007 and the operating results for the period from July 28, 2006 (date of acquisition by XFM) through December 31, 2006 and year ended December 31, 2007.

The following pro forma information summarizes the effect of the acquisition, if the acquisitions of 100% equity interest in Beijing Perspective occurred as of January 1, 2005. This pro forma information is presented for information purposes only. It is based on historical information and does not purport to represent the actual results that may have occurred had the Company consummated the acquisitions on January 1, 2005, nor is it necessarily indicative of future results of operations of the consolidated enterprises:

	2005	2006

Pro forma net revenues	$8,130,358	$59,797,031
Pro forma income from operations	1,949,884	6,137,829
Pro forma net income	777,243	2,476,867

(n)  Shanghai Hyperlink Market Research Co., Ltd

Shanghai Hyperlink Market Research Co., Ltd was established in the PRC on July 15, 1997 for a term of 20 years. Shanghai Hyperlink and its subsidiary (collectively, “Shanghai Hyperlink”) primarily engage in market research in the PRC and provide services including the study of market characteristics, consumer preferences and opinions with respect to advertising and media content, and business and technology issues.

On August 1, 2006, XFL acquired 51% of the equity of Shanghai Hyperlink, and paid partial purchase price with initial consideration of $2.0 million and subsequent consideration based on a predetermined earn-out formula applied to aggregate audited operating results through June 30, 2007 and 2008 with a maximum of $3.6 million for this 51% equity. On September 1, 2006, XFM issued 1,679,012 Class B common shares to XFL in exchange for the 51% equity interest in Shanghai Hyperlink.

On September 15, 2006, members of the management team of Shanghai Hyperlink, transferred their aggregate 49% of the equity interest in Shanghai Hyperlink to the Company at total consideration of $1,804,737, of which of $30,251 (RMB245,000) was settled in cash and $1,774,486 was settled by the issuance of 1,613,169 Class A common shares at fair value of $1.1 each.

Based on Shanghai Hyperlink’s audited operating results through June 30, 2007, the Company recorded additional consideration totaling $2,825,188 subsequent to year ended December 31, 2007, which resulted in additional goodwill of $2,825,188.

Xinhua Finance Media Limited

Notes to consolidated financial statements — (Continued)

The following table summarizes the estimated fair values of the assets acquired and liabilities assumed on the respective date of acquisitions of Shanghai Hyperlink.

	As of	As of
	August 1, 2006(1)	September 15, 2006(2)

Assets acquired:
Cash	$304,672	$164,851
Accounts receivable	220,156	187,858
Other receivables	81,575	45,006
Amounts due from related parties	36,610	23,210
Property and equipment	278,370	151,585

Total	921,383	572,510

Liabilities assumed:
Accounts payables	56,953	18,020
Accrued expenses and other payable	256,562	203,188
Amounts due to related parties	88,433	47,559
Other taxes payables	103,918	—
Income tax payable	136,291	81,571
Deferred tax liabilities	142,214	130,943

Total	784,371	481,281
Minority Interest	136,821	—

Intangible assets	430,950	396,798

Net assets acquired	431,141	488,027

Initial consideration — issuance of XFM’s shares	—	1,774,486

Initial cash consideration paid	2,227,333	30,251

Total transaction costs	742,948	—

Goodwill	$2,539,140	$1,316,710

	As of	As of	Amortization
	August 1, 2006(3)	September 15, 2006(4)	period
			(Years)

Intangible assets comprised of:
Research customer relationship	$211,140	$194,408	4
Noncompete agreement	219,810	202,390	4

Total	$430,950	$396,798

Notes:

(1)	Assets and liabilities are reflected at 100% of their historical cost plus a 51% step up for the acquisition.

(2)	49% minority interest in respective assets and liabilities were acquired.

(3)	51% of total intangible assets relating to the acquisitions of 51% interest in Shanghai Hyperlink were recognized.

(4)	49% of total intangible assets relating to the acquisitions of 49% interest in Shanghai Hyperlink were recognized.

Xinhua Finance Media Limited

Notes to consolidated financial statements — (Continued)

The accompanying consolidated financial statements included the accounts and balance of Shanghai Hyperlink as of December 31, 2006 and 2007 and the operating results for the period from August 1, 2006 (date of acquisition by XFL) through December 31, 2006 and for the year ended December 31, 2007.

The following pro forma information summarizes the effect of the acquisition, if the acquisitions of Shanghai Hyperlink occurred as of January 1, 2005. This pro forma information is presented for information purposes only. It is based on historical information and does not purport to represent the actual results that may have occurred had the Company consummated the acquisitions on January 1, 2005, nor is it necessarily indicative of future results of operations of the consolidated enterprises:

	2005	2006

Pro forma net revenues	$7,748,321	$60,250,623
Pro forma income from operations	2,518,351	6,900,362
Pro forma net income	1,370,109	3,364,955

(o)  Upper Step Holdings Ltd

Upper Step Holdings Limited (“Upper Step”) was established in the BVI on September 28, 2005. Upper Step is engaged in the provision of advertising and consulting services in relation to the strategic partnership with Shanghai Camera Media Investment Co., Ltd.

On February 28, 2006, XFN paid cash of $5,100,000 to a selling shareholder as consideration for 19% of the equity of Upper Step. On March 16, 2006, the 19% equity holding was transferred to XFM. XFM subsequently contributed cash amounting to $1,200,000 directly to Upper Step as additional contribution for its existing 19% equity interest. This resulted in total consideration of $6,300,000 for acquiring this equity interest from XFM’s perspective. Transaction costs of $133,250 were incurred. On September 22, 2006, XFM obtained that 37% equity of Upper Step from Sino Investment, for a total consideration of $18,954,281, of which $7,126,281 was settled by the issuance of 6,478,437 of its Class A common shares at a price of $1.1 per share, $628,000 was settled by the issuance of 4,099,968 of its warrants, additional cash consideration of $9,100,000 paid by XFL on behalf of XFM and cash consideration of $10,000,000 paid by XFM. Included in total cash consideration of $19,100,000, $7,900,000 represented payment made by XFM on behalf of Sino Investment to vendor. Direct costs of $142,820 were incurred. The warrants are immediately exercisable at a price of $3.659 per share and valid for a period of five years. The then chief financial officer of the Company has beneficial interest in Sino Investment.

On November 1, 2006, XFM had obtained the remaining 44% equity in Upper Step at total consideration of $12,173,334, which was settled by the issuance of 6,407,018 Class A common shares of the Company valued at $1.9 each.

Xinhua Finance Media Limited

Notes to consolidated financial statements — (Continued)

The following table summarizes the estimated fair values of the assets acquired and liabilities assumed on the respective date of acquisitions of Upper Step. The table also reflects a non-cash activity for purposes of the consolidated statement of cash flows:

	As of	As of
	September 22, 2006	November 1, 2006

Assets acquired:
Cash	$2,784,144	$833,806
Restricted cash	3,018,163	1,327,992
Other receivables	3,556,659	1,639,896
Amounts due from related parties	363,609	306,769

Total	9,722,575	4,108,463

Liabilities assumed:
Accrued expenses and other payables	400,429	233,418
Loan from a shareholder	2,002,066	—
Short term loan	5,596,322	2,462,383
Amounts due to related parties	512,249	909

Total	8,511,066	2,696,710

Intangible assets, licensing agreements	25,731,906	10,761,581

Minority interests	1,413,064	—
Net assets acquired	$25,530,351	$12,173,334

The licensing agreements have amortization period of 30 years.

The accompanying consolidated financial statements included the accounts and balance of Upper Step as of December 31, 2006 and 2007 and the operating results for the period from September 22, 2006 (date of acquisition by XFM) through December 31, 2006 and for the year ended December 31, 2007.

5.	Accounts receivable

	At December 31, 2006	At December 31, 2007

Accounts receivable	$17,403,632	$46,007,983
Less: Allowance for doubtful accounts	—	(301,217)

Total	$17,403,632	$45,706,766

2007

Movements in allowance for doubtful accounts
Balance at the beginning of the year	$—
Add: Amount charged to expenses	301,217

Balance at the end of the year	$301,217

6.	Investment

As of December 31, 2006 and 2007, the Company’s investment represented 19% equity interest in Hyperlink E-data International Limited, a company incorporated in the BVI and is intended to be engaged in market research

Xinhua Finance Media Limited

Notes to consolidated financial statements — (Continued)

online business. The purpose of this investment is to strengthen the market research capabilities of the Company in the PRC market. The investment was accounted for as a cost method investment.

7.	Deposits for acquisition of subsidiaries

In 2006, XFM had issued to XFL and its affiliates promissory notes amounting to $29,246,500 that was included as part of the amounts due to Parent and its affiliates as of December 31, 2006 (Note 24) for settling the potential earn-out considerations relating to the acquisition of XFA and contractual control of Beijing Century Media, which will be paid by XFL. During 2007, $3,612,500 of such deposits relating to earn-out consideration for acquiring the contractual control of Beijing Century Media was settled.

8.	Capitalized content production costs, net

Capitalized content production costs, net consisted of the following:

	At December 31, 2006	At December 31, 2007

Television programs:
Released	$1,787,645	$11,099,159
In production	1,163,915	3,204,099

Total	2,951,560	14,303,258
Less: accumulated amortization	1,554,354	5,447,362

Capitalized content production costs, net	$1,397,206	$8,855,896

Amortization expense was $444,558 for the period from May 26, 2005 (Date XFL acquired EconWorld Media, the predecessor to XFM) to December 31, 2005, $1,098,228 and $3,790,840 for the years ended December 31, 2006 and 2007, respectively.

9.	Other current assets

Other current assets consisted of the following:

	At December 31, 2006	At December 31, 2007

Advances to employees	$172,708	$1,321,150
Rent deposits	213,857	141,711
Interest income receivable	—	623,016
Other loan receivables	4,603,493	—
Others	404,844	3,276,013

Total	$5,394,902	$5,361,890

Advances to employees are non-interest bearing and are due on the Company’s demand.

In 2006, other loan receivable was advanced to an independent third party. The amount was carried interest at 5% per annum, unsecured and repayable within one year; however, the Company could request for security from the borrower anytime pursuant to the agreement. The amount was fully repaid in 2007.

Xinhua Finance Media Limited

Notes to consolidated financial statements — (Continued)

10.	Property and equipment, net

Property and equipment, net consisted of the following:

	At December 31, 2006	At December 31, 2007

Leasehold improvements	$2,123,204	$1,809,461
Billboards and lampposts	635,804	2,954,557
Furniture, fixtures and equipment	1,940,980	6,100,742
Motor vehicles	427,268	785,455

Total	5,127,256	11,650,215
Less: accumulated depreciation and amortization	759,927	2,458,256

Property and equipment, net	$4,367,329	$9,191,959

Depreciation and amortization expense was $36,817 for the period from May 26, 2005 (Date XFL acquired EconWorld Media, the predecessor to XFM) to December 31, 2005, $633,119 and $1,772,825 for the years ended December 31, 2006 and 2007, respectively.

11.	Intangible assets, net

	At December 31, 2006	At December 31, 2007

License agreements in Upper Step
— License agreement	$36,493,488	$36,493,488
— Television advertising services contract	67,591,471	67,591,471

	104,084,959	104,084,959

Less: Accumulated amortization
— License agreement	240,516	1,618,850
— Television advertising services contract	—	3,975,948

	240,516	5,594,798

	$103,844,443	$98,490,161

Exclusive advertising agreement in Economic Observer Advertising	$61,338,472	$73,846,560
Less: accumulated amortization	557,166	1,960,549

	$60,781,306	$71,886,011

Other intangible assets, net consisted of the following:
Customer base	$4,577,575	$20,124,779
License rights	—	9,372,000
Radio advertising agency rights	—	11,176,731
Research customer relationship	405,548	405,548
Trademark	844,345	12,181,758
Advertising agency right	4,730,000	4,730,000
Backlog order	270,000	578,617
Noncompete agreements	2,146,177	5,422,795
Exclusive advertising agreement	1,163,000	1,302,613
Distribution network	—	5,774,424

Xinhua Finance Media Limited

Notes to consolidated financial statements — (Continued)

	At December 31, 2006	At December 31, 2007

Publishing title	160,253	187,249
Others	81,652	2,540,532

Total	$14,378,550	$73,797,046

Less: accumulated amortization
Customer base	$1,142,771	$2,831,293
License rights	—	1,562,000
Radio advertising agency rights	—	1,872,632
Research customer relationship	34,673	138,173
Trademark	33,372	201,377
Advertising agency right	748,200	1,496,400
Backlog order	270,000	327,249
Noncompete agreements	489,609	1,410,317
Exclusive advertising agreement	54,273	390,549
Distribution network	—	308,556
Publishing title	17,170	35,508
Others	12,703	93,251

Total accumulated amortization	2,802,771	10,667,305

Other intangible assets, net	$11,575,779	$63,129,741

Included in the balance of other intangible assets as of December 31, 2007, there are trademarks of $10,100,482 with indefinite life and not subject to amortization.

Amortization expense was $95,948 for the period from May 26, 2005 (Date XFL acquired EconWorld Media, the predecessor to XFM) to December 31, 2005, $3,504,505 and $14,622,199 (including license agreements in Upper Step and exclusive advertising agreement in Economic Observer Advertising) for the years ended December 31, 2006 and 2007, respectively. The Company will record amortization expense of approximately $18,627,000, $17,163,000, $16,279,000, $12,906,000 and $11,949,000 in the years ending 2008 through 2012, respectively.

12.	Goodwill

The changes in the carrying amount of goodwill in each of the segments are as follows:

	Media
	Production	Print	Advertising	Research	Broadcasting	Total

Balance as of December 31, 2006	$11,192,702	$6,566,376	$54,534,384	$4,102,074	$7,274,474	$83,670,010
Goodwill acquired during the year	7,404,651	—	76,895,108	—	12,155,719	96,455,478

Balance as of December 31, 2007	$18,597,353	$6,566,376	$131,429,492	$4,102,074	$19,430,193	$180,125,488

Management performed the annual goodwill impairment test as of December 31, 2006 and 2007 in respect of goodwill arising from acquisitions and no impairment loss is identified.

Xinhua Finance Media Limited

Notes to consolidated financial statements — (Continued)

13.	Principal protected note

As of December 31, 2007, the amount represents a $25 million unsecured principal protected note (the “Principal Protected Note”) which will mature on January 30, 2009 (the “Maturity Date”) issued by an investment bank. On the Maturity Date, the Principal Protected Note will be redeemed at 100% plus a variable amount based on the performance of the FTSE/Xinhua China 25 Index. The fair value as at December 31, 2007 was $24,909,929. The unrealized loss of $90,076 was charged to other expenses in consolidated statement of operations during the year ended December 31, 2007.

During the year 2007, the Company also acquired a $40 million currency linked note linking to U.S. dollar/RMB exchange rate (the “Currency Linked Note”) which due on October 26, 2007. The Currency Linked Note was disposed of on October 26, 2007 with a gain of $668,280 being credited to other operating income in the consolidated statement of operations during the year ended December 31, 2007.

14.	Accrued expenses and other payables

Accrued expenses and other payables consisted of the following:

	At December 31,2006	At December 31,2007

Accrued salary and welfare	$858,961	$2,378,594
Other taxes payable	1,523,730	4,201,560
Consideration payables	—	2,607,715
Receipt in advance	—	3,342,152
Deferred revenue	919,592	824,990
Audit and audit related fees	600,000	1,045,423
Accrued offering expenses	245,189	—
Dividend payable for convertible preferred shares	1,686,667	—
Other	2,065,071	4,800,760

Total	$7,899,210	$19,201,194

Consideration payables are accrued considerations and contingent consideration in acquisition of certain subsidiaries in 2007.

15.	Long term payables

	At December 31, 2006	At December 31, 2007

Long term payables, current portion	$8,900,988	$4,564,177
Long term payables, non-current portion	64,937,958	65,066,299

Total	$73,838,946	$69,630,476

The long term payables as of December 31, 2007 represent the outstanding consideration for the acquisition of license agreement and exclusive advertising agreements in Economic Observer Advertising, advertising services agreement in Upper Step and exclusive advertising agreement in Singshine Communication which are non-interest bearing and have repayment terms ranging from 5 to 50 years with fixed monthly or annual payments. The long term payables as of December 31, 2006 represent the outstanding consideration for the acquisition of license agreement and exclusive advertising agreement in Economic Observer Advertising, advertising services agreement in Upper Step and exclusive advertising agreement in which are non-interest bearing and have repayment terms ranging from 5 to 50 years with fixed monthly or annual payments.

Xinhua Finance Media Limited

Notes to consolidated financial statements — (Continued)

The payable was accordingly discounted at an effective interest rate of 6% per annum. Such imputed interest included in the statement of operations for the years ended December 31, 2006 and 2007 amounted to $792,872 and $4,496,020, respectively.

The schedule of principal payments of long term payables as of December 31, 2007 was as follows:

2008	$4,564,177
2009	6,829,925
2010	7,914,506
2011	5,260,548
2012	3,372,187
After 2012	41,689,133

Total	$69,630,476
Less: Current portion	4,564,177

Non-current portion	$65,066,299

16.	Capital lease obligations

The Company leases certain office equipment under agreements that are classified as capital leases. The cost of equipment under capital leases is included in the accompany consolidated balance sheets as property and equipment and was $1,168,164 at December 31, 2007. Accumulated amortization of the leased equipment at December 31, 2007, was $613,506. Amortization of assets under capital leases is included in depreciation expense.

The future minimum lease payments required under the capital leases and the present value of the net minimum lease payments as of December 31, 2007, are as follows:

2008	$210,432
2009	9,905

Total minimum lease payments	220,337
Less: Amount representing interest	22,872

Present value of minimum lease payments	197,465
Less: Current maturities of capital lease obligations	188,590

Long-term capital lease obligations	$8,875

17.	Bank borrowings

The bank borrowings as of December 31, 2006 and 2007 were secured by bank deposits of approximately $12.6 million and $47.3 million, respectively.

The bank borrowings as of December 31, 2006, carry interest of approximately 6% per annum and are repayable in 2007. The bank borrowings as of December 31, 2007 carry interest ranging from 4.79% to 6.56% per annum and have repayment terms ranging from 1 to 5 years.

Xinhua Finance Media Limited

Notes to consolidated financial statements — (Continued)

The schedule of principal payments of bank borrowings as of December 31, 2007 was as follows:

2008	$33,780,188
2009	26,789
2010	18,557
2011	19,750
2012	10,340

Total	$33,855,624
Less: Current portion	33,780,188

Non-current portion	$75,436

18.	Convertible securities

(a)  Redeemable convertible preferred shares

On March 16, 2006, XFM entered into an agreement with one of XFL’s shareholders and sold 16,404,926 of XFM’s redeemable convertible preferred shares (“Preferred Shares”) for $60,000,000. The cash proceeds were used primarily to acquire the equity interest of certain subsidiaries and affiliates.

The key terms of the Preferred Shares are as follows:

Dividends.  The holders of the Preferred Shares are entitled to receive mandatory cumulative dividends at an annual rate of 11% of the original issue price per annum for each Preferred Share and to be received on a quarterly basis. The Company had declared and paid $1,943,333 preferred share dividends for the period from the date of issuance of the Preferred Shares to July 24, 2006.

Conversion.  The Preferred Shares are automatically convertible into common shares at any time after the date of issuance of such shares by obtaining the necessary written consent from the holders of the Preferred Shares; or upon the consummation of a qualified public offering. Each Preferred Share shall be convertible into such number of fully paid and nonassessable common shares as is determined by dividing the par value of the convertible Preferred Shares plus all accrued unpaid dividends on the Preferred Share by the applicable conversion price of (i) $3.66 if certain assets were not acquired directly or indirectly by the Company; and (ii) $5.17 if 100% of certain assets were acquired directly or indirectly by the Company.

The conversion price is subject to adjustments for issuances of the Company’s shares below the conversion price, dividend payment, stock split and other dilution events, except for certain issuances such as issuances in connection with the employee share benefit plan. The Redeemable Convertible Preferred Shares will be automatically converted into the Company’s common shares upon a qualified initial public offering by the Company.

Voting rights.  Each Preferred Share shall entitle the holder to such number of votes as shall equal the number of common shares into which such Preferred Share is then convertible.

Redemption.  Preferred Shares may be redeemed at any time after the earlier of (i) December 31, 2008; (ii) the date there is an initial public offering that is not a qualified initial public offering as described in the share purchase agreement; (iii) the Company elects to optionally redeem the Preferred Share; or (iv) failure for the Company to fulfill its certain obligations. In connection with the redemption of the Preferred Share, the Company shall pay a redemption price either (a) equal to the face amount plus any accrued and unpaid dividends due on such Preferred Share plus an amount equal to face amount times 42.86% times number of calendar days in the period from the issuance date to redemption date divided by number of calendar days in the period from the issuance date to December 31, 2008; or (b) the fully paid and non-assessable common shares of XFL, with the price per common share of XFL determined at a 10% discount to the 30 trading day

Xinhua Finance Media Limited

Notes to consolidated financial statements — (Continued)

trailing average closing price of such common share of XFL on the relevant exchange. The Company accrued the premium over the redemption period as a deemed dividend with a debit to the retained earnings of $2,157,301 for the period from date of issuance of Preferred Share to July 24, 2006.

Liquidation preference.  In the event of any liquidation, dissolution or winding up of the Company, of any distribution of assets to its shareholders, either voluntary or involuntary, each Preferred Share holder shall be entitled to receive for each of its Preferred Shares, out of any lawfully available assets of the Company, in preference to the holders of common shares and any other preferred shares, an amount equal to the face amount plus any accrued and unpaid dividends due on such Preferred Share plus an amount equal to face amount times 42.86% times number of calendar days in the period from the issuance date to the payment date divided by number of calendar days in the period from the issuance date to December 31, 2008.

On July 24, 2006, the Memorandum of Association was amended and the terms of the Preferred Shares were changed as follow:

(i) The Preferred Shares are revised to be redeemable at the option of the Company.

(ii) the dividends are no longer cumulative, and are paid only if declared.

The significant terms of the revised Preferred Shares are as follows:

Conversion.  Each convertible preferred share is convertible into Class A common share at a conversion price of $3.66, at the option of the holder at any time after the original date of issuance of such shares, or is automatically converted upon the qualified initial public offering as described in the amended and restated Memorandum of Association of the Company that occurs prior to the December 31, 2008. At any time after January 7, 2009, holder of Preferred Shares may notify XFM to convert all of its preferred shares into 160,000 XFL’s shares. In such case, XFM must use best efforts to procure the delivery of such shares.

Voting rights.  Each Preferred Shares shall entitle this holder to vote on an as converted basis with the Class A common share.

Dividends.  The holders of Preferred Shares are entitled to receive noncumulative dividends only if declared.

Liquidation preference.  In the event of any liquidation, dissolution, or winding up of the Company, or any distribution of assets to its shareholders, either voluntary or involuntary, each preferred shareholder shall be entitled to receive for each of its Preferred Shares, out of any lawfully available assets of the Company, in preference to the holders of common shares and any other preferred shares, an amount equal to the sum of (i) two times the face amount (which is $3.66 per preferred share, as adjusted for any split, consolidation or similar event with respect to the preferred shares) plus (ii) any accrued and unpaid dividends due on such Preferred Share plus (iii) after December 31, 2008, 15% per annum multiplied by the sum of (i) and (ii) above.

After the payment in full of the liquidation preference amount to the holders, the total preferred shares shall also be entitled to a share of 1% of the remaining assets of the Company.

With the change of terms, the Preferred Shares were reclassified from mezzanine equity to permanent equity.

On September 20, 2006, 819,672 Preferred Shares at carrying value of $3,105,689 were redeemed by the Company for a total redemption amount of $1.00. At the same time, the credit agreement was amended (see note 18(b)), pursuant to which $3,000,000 was reclassified as convertible loan. Redemption gain of $105,688 was recognized directly in equity.

Upon completion of the initial public offering of the Company in March 2007, each Preferred Share was automatically converted into one Class A common share. The number of Class A common shares that have been issued upon conversion of all convertible preferred shares was 15,585,254. Accordingly, no Preferred Shares were outstanding as of December 31, 2007.

Xinhua Finance Media Limited

Notes to consolidated financial statements — (Continued)

(b)  Convertible loan

In addition to the issuance of the Preferred Shares, on March 16, 2006, XFM also entered into a credit agreement with the same XFL shareholder discussed above. Under the credit agreement, XFM borrowed $10.0 million from the XFL shareholder for a term through December 31, 2008. Interest is payable at LIBOR plus 2.75%; however, the Company shall pay on the loan maturity date an amount either (a) equal to the face amount plus any accrued and unpaid interest due on such loan plus an amount equal to face amount times 42.86% times number of calendar days in the period from the issuance date to payment date divided by number of calendar days in the period from the issuance date to December 31, 2008; or (b) the fully paid and non-assessable common shares of XFL, with the price per common share of XFL determined at a 10% discount to the 30 trading day trailing average closing price of such common share of XFL on the relevant exchange. That holder may convert the note into XFM’s Class A common shares at any time, at a conversion rate of $3.657438 per share. Pursuant to this credit agreement, XFM also entered into pledge and security agreements pledging the ownership interest of certain of XFM’s subsidiaries and XFM’s assets.

Immediately following redemption of the 819,672 preferred shares, the credit agreement was amended such that the additional interest of $272,727.27 related to the convertible loan in arrears from the quarter starting April 1, 2006 should accrue until the quarter ending December 31, 2008 with the total increase amounting to $3,000,000 being payable upon maturity.

In addition, upon conversion, the sum of (i) the aggregate amount of the outstanding principal amount of the loans plus (ii) all accrued and unpaid interest plus (iii) $3,000,000 less any amount of accrued accreting interest paid simultaneously therewith should be convertible into XFM’s common shares. Hence, the $3,000,000 interest originally accruing through maturity of the notes would be immediately available for conversion into XFM’s common shares upon a qualified initial public offering by XFM if that happens before December 31, 2008.

On March 14, 2007, the convertible loan with the accrued interest of $14,284,751 were converted into 3,554,401 Class A common shares.

19.	Non-vested Shares

In June 2006, XFM granted 11,050,000 Class A common shares of $0.001 each (”Non-vested Shares”) to a director, Ms. Fredy Bush as fully paid shares at par. The Non-vested Shares shall be subject to a 5-year vesting period and one-fifth of the total Non-vested Shares granted, being 2,210,000 common shares, shall become vested on each of the first annual anniversary dates after the date of grant.

The following table summarizes information regarding the Non-vested Shares:

	Number of Non-vested	Fair value of
Grant date	Shares issued	common shares

June 13, 2006	11,050,000	$0.6	*

*	The fair value was determined based on a valuation made by an independent appraiser.

Pursuant to a resolution passed on March 7, 2007, 1,500,000 Non-vested Shares held by the family trust fund of Fredy Bush became vested on March 9, 2007. There are 11,050,000 and 9,550,000 Non-vested Shares outstanding as of December 31, 2006 and 2007, respectively.

The vesting period of the 9,550,000 Non-vested Shares as of December 31, 2007 is presented as below:

2,210,000 shares will vest on June 13, 2008
2,210,000 shares will vest on June 13, 2009
2,210,000 shares will vest on June 13, 2010
2,920,000 shares will vest on June 13, 2011

Xinhua Finance Media Limited

Notes to consolidated financial statements — (Continued)

Pursuant to a resolution passed on January 22, 2008, the vesting period of the 9,550,000 Non-vested Shares is further revised as below:

725,000 shares vested on January 22, 2008
2,170,000 shares will vest on June 13, 2008
2,210,000 shares will vest on June 13, 2009
2,210,000 shares will vest on June 13, 2010
2,235,000 shares will vest on June 13, 2011

These shares are subject to transfer restrictions and do not have any voting rights, entitlement of dividends, rights to the surplus assets of the Company in the event of a winding-up or reorganization of the Company and generally all of the rights attaching to common shares until they are vested.

A summary of Non-vested Shares as of December 31, 2006 ad 2007 and changes in the year is presented below:

	Number of Non-vested Shares
	2006	2007

Outstanding as of January 1	—	11,050,000
Granted during the year	11,050,000	—
Vested during the year	—	(1,500,000)

Outstanding as of December 31	11,050,000	9,550,000

Accordingly, the Company recorded compensation expense of $1,666,382 and $2,001,856 in administrative expenses for the years ended December 31, 2006 and 2007 which represents amortization on the fair value of the Non-vested Shares on the grant date over a period of 5 years. As of December 31, 2007, our unrecognized share-based compensation costs related to Non-vested Shares totaled $2,961,762 which is expected to be recognized over a weighted average vesting period of 1.8 years.

20.	Warrants

In connection with the acquisition of Upper Step, XFM issued to Sino Investment Holding Limited (“Sino Investment”) 4,099,968 warrants to purchase 4,099,968 Class A common shares with a strike price of $3.659 per share on September 22, 2006. In addition, XFM issued 630,000 warrants to purchase 630,000 Class A common shares to a consultant with a strike price of $3.659 per share on December 7, 2006. The warrants are fully vested upon the date of grant. For the warrant to Sino Investment, total fair value of $628,000 at the date of grant was capitalized as part of the consideration paid for the acquisition of Upper Step. The warrants to the consultant shall be subject to a 5-year lock-up period. The related compensation expense of $111,000 was recorded as consultancy fee in administrative expenses for the year ended December 31, 2006 and represented the fair value of the warrants on the grant date.

The fair value of the warrants granted to Sino Investment and the consultant were approximately $0.15 per warrant and $0.18 per warrant, respectively, at respective dates of grant, which were estimated on the basis of the Black-Scholes option pricing model with the following assumptions:

	Warrant to Sino	Warrant to
	Investment	consultant

Expected price volatility range	45%	44%
Risk-free interest rate	5.11%	4.91%
Contractual life of the warrant	5 years	5 years
Expected dividends	0%	0%

Xinhua Finance Media Limited

Notes to consolidated financial statements — (Continued)

Pursuant to a resolution of the directors of XFM on January 15, 2007, XFM granted warrants to an employee of the Company for the purchases of 221,280 Class A common shares in XFM. The options entitle the warrant holder to acquire ordinary shares of XFM at an exercise price of $5.00 each. The related compensation expenses of $459,849 was included in administrative expenses for the year ended December 31, 2007 and represented the fair value of the warrants on the grant date.

The warrants are American type of warrants, which can be exercised anytime after the vest date and before expiry. Binomial option pricing model is designed for American type of warrants while Black-Scholes option pricing model is designed for European type of warrants. And, the difference between Binomial option pricing model and Black-Scholes option pricing model is the possible early exercise premium. In case of a zero dividend yield, such difference is very minimal. However, if dividend is not zero, a small difference may exist. To facilitate better comparison in future if dividend yield exists, Binomial option pricing model is considered more appropriate. For better estimating the fair value of the warrants if there is dividend yield in the future, the Company has used Binomial option pricing model for those warrants granted in 2007, instead of using Black-Scholes option pricing model.

The fair value of the warrants was approximately $2.08 per warrant. The fair value was calculated using the Binomial option pricing model. The assumptions used in determining the fair value were as follows:

Exercise price	$5.00
Expected price volatility	44%
Risk-free interest rate	5.06%
Contractual life of the warrant	1 year
Expected dividends	0%

Expected price volatility is derived by referring to the expected volatility of the Company in similar industry. The risk free interest rate is based on the yield of United States of America (“US”) Government Bond as of the grant date with maturity closest to the relevant option expiry date.

The fair value was determined based on a valuation by an independent appraiser. As of December 31, 2006 and 2007, there are 4,729,968 and 4,951,248 warrants outstanding, respectively.

A summary of warrants as of December 31, 2006 and 2007 and changes in the year is presented below:

	Number of warrants
	2006	2007

Outstanding as of January 1	—	4,729,968
Granted during the year	4,729,968	221,280

Outstanding as of December 31	4,729,968	4,951,248

These warrants are subject to transfer restrictions and do not have any voting rights, entitlement of dividends, rights to the surplus assets of the Company in the event of a winding-up or reorganization of the Company and generally all of the rights attaching to common shares.

21.	Capital Structure

On January 12, 2006, in connection with the acquisition of 60% interest in EconWorld Media, XFM issued 1,000 shares (adjusted for the effect of share subdivision on March 16, 2006) with par value of $0.001 for a total consideration of $4,553,599, which represented XFL’s investment in EconWorld Media.

On March 16, 2006, XFM issued 42,612,289 shares at par value of $0.001 per share to XFL, which has been accounted for as a stock split. The share proceeds of $42,612 remained outstanding and subscription receivable of $42,612 was recorded.

Xinhua Finance Media Limited

Notes to consolidated financial statements — (Continued)

Pursuant to a special resolution passed on March 16, 2006, every issued and unissued share of $1.0 each in the capital of XFM is subdivided into 1,000 share of $0.001 each. Accordingly, immediately after the subdivision, XFM has an authorized share capital of $50,000 divided into 50,000,000 shares of $0.001 each and issued share capital of $2 divided into 2,000 shares of $0.001 each. All share and per share amounts were retroactively adjusted to reflect this share subdivision.

In addition, on March 16, 2006, the authorized share capital of XFM was increased to $1,000,000 and thereafter, be redesignated and reclassified into (a) 22,000,000 Preferred Shares of $0.001 each and (b) 978,000,000 common shares of $0.001 each. Accordingly the amended authorized share capital is $1,000,000 divided into 978,000,000 common shares of a nominal or par value of $0.001 each and 22,000,000 preferred shares of a nominal or par value of $0.001 each.

On July 24, 2006, XFM redesignated its 42,614,289 common shares held by XFL as Class B common shares and 11,050,000 Non-vested Shares held by a director, Fredy Bush, as Class A common shares.

The Class A common shares shall entitle the holder to one vote per share; entitle the holder to such dividends as the Board may from time to time declare; in the event of a winding-up or dissolution of the Company, whether voluntary or involuntary or for the purpose of a reorganization or otherwise or for the purpose of a reorganization or otherwise or upon any distribution of capital, entitle to the surplus assets of the Company; and generally entitle the holder to enjoy all of the rights attaching to Class A common shares.

The Class B common shares shall entitle the holder to ten votes per share; entitle the holder to convert such shares into Class A common shares on a one to one basis at any time upon delivery of written notice to the Board of Directors; upon any sale, pledge, transfer, assignment or disposition of Class B common shares by a holder thereof to any person or entity which is not at any time a wholly-owned and wholly-controlled subsidiary of XFL, automatically convert into Class A common shares (and, for the avoidance of doubt, at any time such subsequent holder ceases to be a wholly-owned and wholly-controlled subsidiary of XFL, the Class B common shares held by such holder shall automatically convert into Class A common shares; and otherwise rank pari passu with the Class A common shares.

On September 20, 2006, 6,400,000 authorized and unissued Preferred Shares were cancelled and the authorized number was reduced to 15,600,000 Preferred Shares.

On September 21, 2006, 5,761,317 and 1,679,012 Class B common shares were issued to XFL for the acquisition of 50% equity interests of Economic Observer Advertising and 51% equity interest of Shanghai Hyperlink, respectively.

On September 22, 2006, pursuant to a number of share subscription agreements, XFM issued 125,053 and 1,613,169 and 5,761,317 Class A common shares to three individuals in exchange for their entering into Deeds of Non-Competition Undertaking and Release with XFM and Beijing Century Media, Shanghai Hyperlink, and Economic Observer Advertising respectively, for a term of four years as part of the acquisitions of Beijing Shiji Guangnian Advertising Co., Ltd. (“Beijing Century Advertising”), Shanghai Hyperlink and Economic Observer Advertising.

On September 22, 2006, 6,929,544 Class A common shares were issued to Sino Investment for XFM’s investments in Upper Step and Accord Group.

On November 1, 2006, pursuant to a share subscription agreement, XFM issued 6,532,071 and 6,532,071 Class A common shares to an individual in exchange for his entering into a Deed of Non-Competition Undertaking and Release with XFM and Beijing Century Advertising for a term of four years as part of the acquisition of Accord Group and Upper Step.

On March 9, 2007, 1,500,000 Non-vested Shares were transferred into 1,500,000 Class A common shares upon vesting.

Xinhua Finance Media Limited

Notes to consolidated financial statements — (Continued)

On March 14, 2007, the Company issued 34,615,846 Class A common shares by an initial public offering. The gross proceeds received were $225,002,999 and the transaction costs were $24,740,470.

In addition, on March 14, 2007, the convertible loan and Preferred Shares were converted into 3,554,401 and 15,585,254 Class A common shares respectively.

On June 21, 2007, 16,668 Class A common shares were issued to a share option holder upon exercise of share option with proceeds of $13,001.

On June 25, 2007, 50,000 Class A common shares amounting to $195,000 were issued for the acquisition of 100% equity interest of Singshine Communication.

On July 18, 2007, 2,000,000 Class A common shares were issued for the Company’s share option plan of which 1,290,915 share options were exercised by the share option holders. The proceeds received were $936,000.

On July 30, 2007, the Company brought back and cancelled 1,932,000 Class A common shares amounting to $8,629,986.

On August 23, 2007, 546,248 Class A common shares amounting to $1,742,531 were issued for the acquisition of 70% equity interest of Small World Television Ltd.

On September 28, 2007, 1,570,351 Class A common shares were issued upon exercise of the Company’s share options with proceeds of $1,224,874.

On November 13, 2007, 2,043,347 Class A common shares amounting to $8,295,990 were issued for the acquisition of 49% equity interest of Beijing Perspective.

22.	Share options

Pursuant to a resolution of the directors of XFM on July 11, 2006, XFM granted options to employees of the Company for the purchase of a maximum of 11,727,602 shares in XFM, subject to vesting requirements. The options entitle the option holder to acquire common shares of XFM at an exercise price of $0.78 each. The fair value of the share option at grant date was $0.14 for each option.

     The key terms of the share options granted to employees on July 11, 2006 are as follows:

Termination of options — where the option agreement permits the exercise or purchase of the options granted for a period of 3 months following the recipient’s voluntary termination of service with the Company, or the recipient’s disability or death, the options will terminate to the extent not exercised or purchased on the last day of the specified period or the last day of the original term of the options, whichever occurs first.

Vesting period — options granted under the individual option agreements will vest in the following manner: the first half of any option grant will vest upon the earlier of the date of the initial public offering and December 31, 2007; the next two quarters will vest on December 31, 2008 and December 31, 2009, respectively.

Option exercise — the term of options granted under individual option agreements may not exceed five years from the date of grant. The consideration to be paid for XFM shares upon exercise of an option or purchase of shares underlying the option will be determined by the plan administrator.

Termination of option agreements — unless terminated earlier, XFM share options granted under individual option agreements will expire in 2011. XFM’s board of directors will have the authority to amend or terminate the share option agreement subject to shareholder approval to the extent necessary to comply with applicable law.

The excisable period of the option granted to employees on July 11, 2006 is 5 years up to 2011.

Xinhua Finance Media Limited

Notes to consolidated financial statements — (Continued)

Management has used the Black-Scholes option pricing model to estimate the fair value of the options granted to employees on July 11, 2006 with the following assumptions:

Exercise price	$0.78
Expected life	3.61 years
Assumed volatility	38.3%
Risk-free interest rate	5.68%
Expected dividends	0%

On February 7, 2007, the shareholders of the Company adopted a 2007 share option plan, under which the Company may grant its employees, directors and consultants various types of awards including options to purchase common shares of the Company, restricted shares or restricted share units. The maximum aggregate number of shares that may be issued pursuant to all awards is equal to the lesser of (i) 19,530,205 Class A common shares, or (ii) a lesser number of common shares determined by the administrator of the plan. The term of each award under the 2007 share option plan will be specified in the award agreement, but the life of any award may not exceed ten years from the date of grant.

Pursuant to a resolution of the directors of XFM on April 25, 2007, XFM granted options to 3 independent directors of the Company for the purchases of 90,000 shares in XFM, subject to vesting requirements. The weighted average fair value of option at date of grant was $1.85.

The key terms of the share options granted to employees on April 25, 2007 are as follows:

Termination of options — the share options will expire upon the earliest of (1) immediately upon termination of service with XFM, (2) 3 months after termination of service with XFM as a result of voluntary termination, or (3) April 24, 2017.

Vesting period — the share options will vest in the following manner: one third of the total number of shares granted to the directors will vest upon each of the March 8, 2008, March 8, 2009, and March 8, 2010, respectively.

Option exercise — the term of share options granted under individual option agreements may not exceed ten years from the date of grant.

The options entitle the option holders to acquire Class A common shares of XFM at an exercise price of $6.50 each.

Termination of option agreements — unless terminated earlier, XFM share options granted under individual option agreements will expire on April 24, 2017.

The excisable period of the option granted on April 25, 2007 is 10 years up to 2017.

Pursuant to a resolution of the directors of XFM on September 25, 2007, XFM granted options to 4 independent directors of the Company for the purchases of 120,000 Class A common shares in XFM, subject to vesting requirements. The weighted average fair value of option is $1.85.

The key terms of the share options granted to employees on September 25, 2007 are as follows:

Termination of options — the share options will expire upon the earliest of (1) immediately upon termination of service with XFM, (2) 3 months after termination of service with XFM as a result of voluntary termination, or (3) September 25, 2017.

Vesting period — the share options will vest in the following manner: one third of the total number of shares granted to the directors will vest upon each of the September 26, 2008, September 26, 2009, and September 26, 2010, respectively.

Xinhua Finance Media Limited

Notes to consolidated financial statements — (Continued)

Option exercise — the term of share options granted under individual option agreements may not exceed ten years from the date of grant.

The options entitle the option holders to acquire ordinary shares of XFM at an exercise price of $4.39 each.

Termination of option agreements — unless terminated earlier, XFM share options granted under individual option agreements will expire on September 25, 2017.

The excisable period of the option granted on September 25, 2007 is 10 years up to 2017.

The options are American type of option, which can be exercised anytime after the vest date and before expiry. Binomial option pricing model is designed for American type of option while Black-Scholes option pricing model is designed for European type of option. And, the difference between Binomial option pricing model and Black-Scholes option pricing model is the possible early exercise premium. In case of a zero dividend yield, such difference is very minimal. However, if dividend is not zero, a small difference may exist. To facilitate better comparison in future if dividend yield exists, Binomial option pricing model is considered more appropriate. And for better estimating the fair value of the options if there is dividend yield in the future, the Company used Binomial option pricing model for those options granted in 2007, instead of using Black-Scholes option pricing model.

The fair values were calculated using the Binomial option pricing model. The assumptions used in determining the fair value at the respective date of grants were as follows:

Date of grant	April 25, 2007	September 26, 2007
Exercise price	$6.5	$4.39
Expected price volatility range	44%	44%
Expected life	6.4 - 7.3 years	5.6 - 6.9 years
Contractual life	10 years	10 years
Risk-free interest rate	4.66%	4.63%
Expected dividends	0%	0%
Trigger price multiple	1.5 times	1.5 times

Expected price volatility range is derived by referring to the statistical analysis of the weekly share prices of comparable listed companies 3 years prior to the date of granting the option. The expected life of the option is derived by assuming that the grantee will exercise the options in accordance with their sub-optimal exercise policy. The risk free interest rate is based on the yield to maturity of the US Treasury Bond as of the grant date with maturity closest to the relevant option expiry date. The trigger price multiple for the exercise of option is assumed to be 1.5 times for director to exercise the option.

A summary of options under the plan as of December 31, 2007 and changes in the year is presented below:

			Weighted-average
	Number of	Weighted-average	grant-date fair
	share option	exercise price	value

Outstanding as of January 1, 2007	10,698,141	$0.78	$0.14
Granted during the year	210,000	$5.29	$1.85
Lapsed during the year	(351,480)	$0.78	$0.14
Exercised during the year	(2,877,934)	$0.78	$0.14

Outstanding as of December 31, 2007	7,678,727	$0.90	$0.19

Exercisable as of December 31, 2007	2,467,556	$0.78	$0.14

Xinhua Finance Media Limited

Notes to consolidated financial statements — (Continued)

The following table summarizes information with respect to shares options outstanding as of December 31, 2007:

	Options outstanding				Options exercisable
			Weighted-				Weighted-
		Weighted-	average	Weighted-		Weighted-	average	Weighted-
		average	remaining	average		average	remaining	average
	Number of	exercise	contractual	intrinsic	Number of	exercise	contractual	intrinsic
	outstanding	price	life	value	exercisable	price	life	value

Date of grant:
July 11, 2006	7,468,727	$0.78	3.5	$—	2,467,556	$0.78	3.5	$—
April 25, 2007	90,000	$6.50	9.3	$—	—	$—	—	$—
September 26, 2007	120,000	$4.39	9.7	$—	—	$—	—	$—

	7,678,727	$0.90	3.7	$2.10	2,467,556	$0.78	3.5	$2.22

During the years ended December 31, 2006 and 2007, compensation expense of $626,858 and $609,868 was recognized and included in administrative expenses, respectively. The total amount of cash received from exercise of share option was $2,173,875 for the year ended December 31, 2007. The total fair value of shares vested during the year ended December 31, 2007 was $29,320,013. The total intrinsic value of shares exercised during the year ended December 31, 2007 was $9,002,000. As of December 31, 2007, the Company’s unrecognized share-based compensation costs related to share options totaled $600,133 which is expected to be recognized over a weighted-average vesting period of 1.5 years.

23.	Provision for income taxes

XFM is a tax exempted company incorporated in the Cayman Islands. The Company’s subsidiaries incorporated in Hong Kong and PRC are subject to Hong Kong Profits Tax and Foreign Enterprise Income Tax in the PRC.

The Company’s subsidiaries incorporated in Hong Kong are taxed at 17.5% on the assessable profits arising in or derived from Hong Kong. For those Hong Kong subsidiaries which generate PRC sourced income, PRC income tax should still be payable on the assessable profits at 33%.

On March 16, 2007, the National People’s Congress adopted the Enterprise Income Tax Law (the “New Income Tax Law”), which will become effective on January 1, 2008 and will replace the existing separate income tax laws for domestic enterprises and foreign-invested enterprises, which are PRC subsidiaries of the Company, by adopting unified income tax rate of 25% for most enterprises. In accordance with the implementation rules of the New Income Tax Law, the existing preferential tax treatments granted to various of our Company’s PRC entities will not continue and they will be subject to the statutory 25% tax rate and therefore we used such rate in the calculation of the Company’s deferred tax balances, except for certain entities that the transition rules would allow certain of our PRC entities to continue to enjoy the tax rate that is lower than 25%.

Due to the changes in the new tax law in March 2007, the Company’s deferred tax balances were calculated based on the newly enacted tax rate to be effective on January 1, 2008. The impact on the deferred taxes resulting from the rate change as of January 1, 2008 is an adjustment to the net deferred tax liabilities of $12,277,520, representing a decrease in deferred tax liabilities and a decrease in deferred tax expense. The Company also recorded lower deferred tax assets for certain of its PRC subsidiaries at the 25% rate but because of full valuation allowance on most of these PRC subsidiaries, the change in statutory tax rate in this regard has resulted in no significant effect to current year’s income tax provision for these entities.

The Company considers itself to be permanently reinvested with respect to its investment in its foreign subsidiaries. Accordingly no deferred income tax liability related to its foreign subsidiaries unremitted earnings have included in the Company’s provision for income taxes. Upon distribution of those earnings in the form of

Xinhua Finance Media Limited

Notes to consolidated financial statements — (Continued)

dividends or otherwise, the Company would be subject to income taxes and withholding taxes payable in various non-Cayman jurisdictions, which could potentially be offset by foreign tax credits. Determination of the amount of unrecognized deferred income tax liability is not practicable because of the complexities associated with the hypothetical calculation.

Undistributed earnings of the Company’s PRC subsidiaries of approximately $30,440,000 at December 31, 2007 are considered to be indefinitely reinvested and, accordingly, no provision for PRC dividend withholding tax has been provided thereon. Upon distribution of those earnings in the form of dividends or otherwise in the future, the Company would be subject to the then applicable PRC tax laws and regulations.

Most of the Company’s subsidiaries and VIEs are expected to transition from 33% to 25% starting from January 1, 2008. Those that currently enjoy a lower tax rate of 15% will gradually transition to the uniform tax rate of 25% from 2008 to 2012 unless the subsidiary or affiliate obtains the “new and high technology enterprise” status under the New Income Tax Law.

The Company has adopted FASB Interpretation No (“FIN”) 48 on January 1, 2007 and there is no material impact on the Company’s financial positions results of operations and cash flows on its adoption of FIN 48 and during the year ended December 31, 2007. The Company has no additional material uncertain tax positions as of December, 2007. The Company classifies interest and/or penalties related to unrecognized tax benefits as a component of income tax provisions; however, as of December 31, 2007, there is no interest and penalties related to uncertain tax positions, and the Company has no material unrecognized tax benefit which would favorably affect the effective income tax rate in future periods. The Company does not anticipate any significant increases or decreases to its liability for unrecognized tax benefit within the next twelve months. For PRC, tax years 1998 through 2007 still remain subject to examination by the PRC tax authorities. For Hong Kong, tax years 2003 through 2007 still remain subject to examination by the Hong Kong tax authorities.

Provision for income taxes comprises of the following:

	For the period from
	May 26, 2005
	(Date XFL acquired
	EconWorld Media,
	the predecessor to XFM)	For the year ended	For the year ended
	to December 31, 2005	December 31, 2006	December 31, 2007

Current tax	$840,540	$1,770,278	$3,292,456
Deferred tax	88,094	(700,741)	(15,518,106)

Total	$928,634	$1,069,537	$(12,225,650)

Xinhua Finance Media Limited

Notes to consolidated financial statements — (Continued)

Reconciliation between the provision for income taxes computed by applying the PRC enterprise income rate of 33% to income before income taxes and the actual provision for income taxes is as follows:

	For the period from
	May 26, 2005
	(Date XFL acquired
	EconWorld Media,
	the predecessor to XFM)	For the year ended	For the year ended
	to December 31, 2005	December 31, 2006	December 31, 2007

Net income before provision for income taxes	$2,408,305	$6,170,326	$17,115,989
PRC statutory tax rate	33%	33%	33%

Income tax at statutory tax rate	794,741	2,036,208	5,648,276
Expenses not deductible for tax purposes:
Entertainment	5,194	87,524	132,158
Salaries and employees’ benefits	58,462	468,998	1,096,777
Allowance for inter-company balance	—	163,481	—
Other	101,071	75,830	203,999
Non-taxable income	—	—	(471,094)
Effect of income tax rate differences in other jurisdictions	(42,185)	2,319,620	1,130,641
Changes in valuation allowances	79,143	705,553	131,802
Foreign income taxes	65,640	183,797	28,932
Effect of tax exemptions	(136,174)	(4,997,098)	(8,398,360)
Effect of change in tax rate	—	—	(11,263,434)
Overprovision in prior years	—	—	(395,474)
Other	2,742	25,624	(69,873)

Provision for income taxes	$928,634	$1,069,537	$(12,225,650)

PRC income taxes that would have been payable without the tax exemptions amounted to approximately $136,000 for the period from May 26, 2005 (Date XFL acquired EconWorld Media, the predecessor to XFM) to December 31, 2005 and approximately $4,997,000 and $8,400,000 for the years ended December 31, 2006 and 2007, respectively. Basic and diluted net income per share would have been decreased to $0.03 for the period from May 26, 2005 (date XFL acquired EconWorld Media, the predecessor to XFM) to December 31, 2005 and basic and diluted net loss per share would have been increased to $0.18 for the year ended December 31, 2006. The basic and diluted net income per share would have been decreased to $0.16 and $0.15, respectively, for the year ended December 31, 2007.

Xinhua Finance Media Limited

Notes to consolidated financial statements — (Continued)

The principal components of the deferred income tax assets and liabilities are as follows:

	At December 31, 2006	At December 31, 2007

Deferred tax assets:
Capitalized content production cost	$32,437	$22,634
Net operating losses	3,423,559	3,569,824
Others	14,463	94,598

Total	3,470,459	3,687,056
Less: valuation allowance	(3,438,022)	(3,569,824)

Deferred tax assets, net	32,437	117,232
Deferred tax liability:
Intangible assets	$41,168,035	$37,741,579

Total	$(41,135,598)	$(37,624,347)

Reported as:
Current deferred tax assets	$32,437	$22,634

Non-current deferred tax assets	$—	$94,598

Non-current deferred tax liabilities	$(41,168,035)	$(37,741,579)

Total	$(41,135,598)	$(37,624,347)

Due to the uncertainty of the level of PRC statutory income and the Company’s lack of operating history, management does not believe certain subsidiaries will generate taxable PRC statutory income in the near future and it is more likely than not that not all of the deferred tax assets will be realized, a valuation allowance has been established for certain amount of deferred tax assets at December 31, 2006 and December 31, 2007.

The Company has tax loss carry forwards of $2,198,306 for the period from May 26, 2005 (Date XFL acquired EconWorld Media, the predecessor to XFM) to December 31, 2005 and $11,050,028 and $14,769,485 for the years ended December 31, 2006 and 2007, respectively. The net tax loss carry forwards for the PRC subsidiaries expire on various dates through 2012 and the net tax loss carry forwards of $28,025 for the Hong Kong subsidiaries may carry forward indefinitely.

Valuation allowance for deferred tax assets for which subsequently recognized tax benefits will be allocated to reduce goodwill or other noncurrent intangible assets of the acquired entities amounted to approximately $2,204,000 as of December 31, 2006 and $2,368,000 as of December 31, 2007. No significant tax benefits have been utilized during the year ended December 31, 2007.

24.	Related party transactions

Other than those disclosed elsewhere in the financial statements, the Group has entered into the following transactions with related parties.

Xinhua Finance Media Limited

Notes to consolidated financial statements — (Continued)

Amounts due from (to) related parties were as follows:

	At December 31, 2006	At December 31, 2007

Due from related parties:
Due from affiliates(a)	$4,868,335	$2,499,907
Due from directors(b)	205,000	210,868
Due from related companies(c)	3,713,806	4,678,436

Total	$8,787,141	$7,389,211

Due to related parties:
Due to affiliates(d)	2,035,506	376,838
Due to directors(b)	109,124	72,465
Due to minority shareholders(e)	222,533	153,395

Total	$2,367,163	$602,698

Due to Parent and its affiliates(f)	$138,694,299	$5,251,224

Interest receivable on promissory note receivable — current	$—	$722,038

Promissory note receivable — current	$7,900,000	$—

Promissory note receivable — non-current	$—	$7,900,000

(a)	Amounts due from affiliates as of December 31, 2006 principally represented advance to investees and a former shareholder of a subsidiary and are non-interest bearing and repayable on demand. In 2007, additional amount of $1,200,000 was advanced to this former shareholder and a fixed interest of $450,000 was mutually agreed to be charged on the outstanding balance. All the outstanding balance and the interest were fully settled in 2007.

Amounts due from affiliates as of December 31, 2007 principally represented advance to investees and former shareholders of subsidiaries and are non-interest bearing and repayable on demand.

(b)	Amounts due from and to directors represented advance from and to directors of subsidiaries and are non-interest bearing and repayable on demand.

(c)	Amount due from a related company as of December 31, 2006 represented advances to a company owned by one of the Company’s shareholders which is non-interest bearing and repayable within one year. Out of the total amount, $2,000,000 was secured by the registered capital of the borrower and such amount was repaid in 2007. The remaining amount of $1,713,806 was renewed in 2007. During the year ended December 31, 2007, the Company sold television program to this related company amounting to $1,863,318, of which $900,943 was included in amounts due from related companies as of December 31, 2007.

The balance as of December 31, 2007 also included an entrusted loan of $2,063,687 provided to a shareholder through a bank. The entrusted loan is unsecured, non-interest-bearing and repayable within one year.

(d)	The balance as of December 31, 2006 included a $1,500,000 loan from the then shareholder and this loan was waived by the former shareholder during the year ended December 31, 2007. The amount waived was recorded as a shareholder’s contribution and included in additional paid-in capital within the shareholders’ equity section.

Amounts due to affiliates as of December 31, 2007 principally represented advance from former shareholders of subsidiaries and are non-interest bearing and repayable on demand.

(e)	Amounts due to minority shareholders as of December 31, 2006 were non-interest bearing and fully settled in 2007. Amount due to a minority shareholder as of December 31, 2007 was non-interest bearing and due on demand.

Xinhua Finance Media Limited

Notes to consolidated financial statements — (Continued)

(f)	Amounts due to Parent and its affiliates represented amounts borrowed from XFL and subsidiaries of XFL which are not members of the Company and are due on demand. As of December 31, 2007, the balance mainly represented 2007 earn-out consideration of $4,947,039 for acquisition of Economic Observer Advertising in June 2006.

The balance as of December 31, 2006 included two promissory notes amounting to $106,751,685, which includes the initial consideration of $3,000,000 paid for the acquisition of Beijing Century Media, additional consideration and transaction cost of $8,728,570 in respect of the acquisition of Beijing Century Media, contingent consideration of $7,862,500 to be paid based on the net income of 2006 and 2007, estimated employee bonus paid or payable of $1,081,250 in relation to acquisition of Beijing Century Media; and, of contingent consideration of $47,860,102 for the acquisition of XFA paid or payable based on the net income of 2005 and 2006; consideration of $440,000 paid for the acquisition of Accord Group, $5,131,517 deposit paid for the proposed acquisition of 19% equity interest in Upper Step, initial consideration of $29,000,000 paid for the acquisition of XFA and contingent consideration of $3,647,746 paid for the acquisition of XFA. Both notes are due on demand and the interest rates are not specified. XFM issued the promissory notes to borrow money from XFL and XFN to pay for the costs related to XFM’s acquisition of XFA, Upper Step, and Accord Group and the contractual control of Beijing Century Media. The transaction agreements for some of these acquisitions contain earn-out provisions that would require payment of additional consideration based on the financial performance of the acquired companies. These earn-out considerations are the obligations of XFL. While not specified in the contract XFL may request that the Company pay any difference between those payments and amounts due under the promissory notes.

During the year ended December 31, 2007, additional earn-out of XFA and CM amounted to $25,044,660 and $7,404,651, respectively, and related transaction cost of 161,767 were paid by XFL on behalf of XFM, $50 million was repaid to XFL and the remaining balance of $113,507,785 were waived by XFL. The amount waived was then recorded as a shareholder’s contribution and included in additional paid-in capital within the shareholders’ equity section.

During the year ended December 31, 2006, the Company issued common shares to settle the aforesaid share subscription in EconWorld Media, earn-out considerations for the acquisition and other transaction costs and repaid the two promising notes of $500,000 in total.

On February 14, 2006, EconWorld Media issued a promissory note in the amount of $1,330,000 to XFN. The promissory note was due on June 30, 2006 and the interest rate was 4% per annum. The note was for working capital purposes and was settled on June 9, 2006.

On April 18, 2006, the Company entered into an advisory agreement with Patriarch Partners Management Group, LLC and XFL. Patriarch Partners Management Group, LLC, being the holder of Preferred Shares and convertible loan of the Company, is to act as advisor to the Company in making acquisitions of the majority of stock or assets in target companies. It is agreed to pay a success fee to Patriarch Partners Management Group, LLC for each successful acquisition in an amount to be mutually agreed, and not to exceed $5.0 million. During the year ended December 31, 2006, the Company paid $3.5 million consulting fees under this agreement. The agreement was terminated on April 18, 2007.

On September 21, 2006, 5,761,317 Class B common shares of the Company was allotted and issued to XFL for the acquisition of 50% equity interests of Economic Observer Advertising and 1,679,012 Class B common shares of the Company was allotted and issued to XFL for the acquisition of 51% equity interests of Shanghai Hyperlink respectively.

On September 22, 2006, XFM obtained the 37% equity of Upper Step from Sino Investment, which was then 50% owned by one of the Company’s former senior management officer, for a total consideration of $18,954,281, and paid $7,900,000 on behalf of Sino Investment to the vendor. Sino Investment issued a promissory note in the amount of $7,900,000 to the Company. The amount is repayable on demand and has no specified interest rate stated in the promissory note. On August 7, 2007, the terms of the promissory note was amended to that repayable on or

Xinhua Finance Media Limited

Notes to consolidated financial statements — (Continued)

prior to November 9, 2011 and 8% interest was charged on the promissory note and shall be paid no later than March 31 of each year commencing from January 1, 2007. As of January 21, 2008, a revised repayment agreement is concluded which states that $2.5 million will be repaid on March 31, 2009, another $2.5 million will be repaid on March 31, 2010, and the remaining outstanding principal will be repaid on March 31, 2011. The interest rate remained at 8% per annum and accrues from November 10, 2006. The 8% interest for the period from November 10, 2006 to August 7, 2007 was converted into and aggregates with the then remaining outstanding principal amount of the promissory note and will thereafter accrue interest according to the revised agreement. The interest on the promissory note for the period from August 8, 2007 to December 31, 2007 will be payable on January 31, 2008. The interest on the promissory note from January 1, 2008 will be payable quarterly on March 31, June 30, September 30, and December 31 of each year, commencing with March 31, 2008 and ending with March 31, 2011. For the 8% interest accrue from August 8, 2007, 3% interest will be paid by cash according to the revised agreement and the remaining 5% interest will be converted into and aggregated with the then remaining outstanding principal amount of the promissory note and will thereafter accrue interest according to the revised agreement. The payment of all principal and interest of the promissory note is secured by a corporate guarantee given by SBI USA, LLC, a company owned by former senior management officer. Interest income of $722,038 was recognized during the year ended December 31, 2007.

On September 13, 2006, the Company entered into a Group Services Agreement with XFL. Under this agreement, certain services shall be provided to XFM in exchange for a variable charge. The services include a wide range of services including management, human resources, finance, legal, corporate communications, public relations, information technology and administrative services. The agreement expires on December 31, 2007 and is renewable for two-year terms, and may be terminated upon six months’ notice, upon material breach, insolvency, or if we are no longer a controlled subsidiary of our parent. On January 25, 2007, the Group Services Agreement was amended to provide that charges for 2006 under the agreement would not exceed $700,000 and for subsequent years would not exceed $1.0 million. For 2006, the group services charges paid or payable by XFM was $700,000, and for 2007, there were no such group services charges as no significant services has been provided by XFL in this regard.

On September 21, 2006, we entered into a Trademark License Agreement with XFN. Under this agreement, XFN granted the Company a non-exclusive license worldwide to use certain Xinhua trademarks in consideration for an annual license fee of $50,000. The contract has a term of 15 years and expires on September 20, 2021. There is no specific renewability provision. The annual license fee paid or payable by the Company for 2006 and 2007 was $50,000 and $50,000, respectively.

The Company shared costs for premises under a lease held by the subsidiary of the Parent. The amount paid or payable by the Company for 2007 was approximately $400,000.

25.	Dividends

The Company has declared and paid $1,943,333 preferred shares dividend for the period from the date of issuance of the Preferred Shares to July 24, 2006 (Note 18(a)).

On September 20, 2006, the board of directors declared cash dividends in total of $3,391,667 for the period from June 30, 2006 to December 31, 2006 to the holder of Preferred Shares. The amount has been charged to retained earnings. Out of the total $3,391,667, $1,705,000 cash dividends were paid and the remaining $1,686,667 was recorded in other payable as of December 31, 2006 and was fully settled in 2007.

The dividends declared to redeemable convertible preferred shares were $5,335,000 and $1,338,333 for the year ended December 31, 2006 and December 31, 2007, respectively.

Xinhua Finance Media Limited

Notes to consolidated financial statements — (Continued)

26.	Commitments and contingencies

(a)  Purchase of program rights

The Company entered into an agreement for the purchase of program rights for a total of $4,521,422 at December 31, 2007. Unexpended balance totaled $1,985,032 at December 31, 2007.

(b)  Operating leases

The Company has operating lease agreements principally for its office spaces in the PRC and Hong Kong. These leases expire through March 2011 and are renewable upon negotiation. Rent expenses were $51,391 for the period from May 26, 2005 (Date XFL acquired EconWorld Media, the predecessor to XFM) to December 31, 2005; and $889,080 and $3,376,179 for the year ended December 31, 2006 and 2007, respectively.

Future minimum lease payments under non-cancelable operating lease agreements at December 31, 2007 are as follows:

2008	$2,702,161
2009	1,551,809
2010	471,870
2011	333,173

Total	$5,059,013

In addition, the Company has operating lease agreements for its billboard in Hong Kong. These leases expire through 2010 and are renewable upon negotiation. As of December 31, 2007, the future minimum lease payments of the billboard under non-cancelable operating lease agreements are $1,145,119, $716,734 and $14,472 in 2008, 2009 and 2010, respectively.

(c)  Other

The Company has entered into an agreement to purchase advertising airtime from radio stations for a period of twenty years. As of December 31, 2007, future minimum purchase commitments under the agreements totaled approximately $77,171,000. The Company is committed to pay approximately $3 million to $4 million in each of the next five years and the remainder of approximately $59.0 million in fourteen years thereafter.

The Company also has a number of agreements to obtain advertising rights from publishers and other parties in the PRC. As of December 31, 2007, future minimum agency fee under the agreements totaled approximately $10,263,000.

The Company entered into a number of agreements to obtain advertising production and network services from various services providers. As of December 31, 2007, future minimum services fee commitments under the agreements totaled approximately $1,880,000 and approximately $1,230,000 of which will be paid in 2008, and approximately $88,000 to $95,000 will be paid in each of 2008 through 2015.

As of December 31, 2007, a subsidiary of XFM provided a guarantee of approximately $493,000 to a bank to secure a banking facility granted to a third party.

(d)  Contingencies

The Company is subject to a class action complaint for violations of US federal securities laws, Plaintiffs in the class action assert claims under the US Securities Act of 1993, as amended (“US Securities Act”), against the Company, our Chief Executive Officer Fredy Bush and our former Chief Financial Officer Shelly Singhal as well as underwriters of the Company’s initial public offering for failing to disclose in our initial public offering registration statement required under the US Securities Act certain background information concerning Shelly Singhal. The

Xinhua Finance Media Limited

Notes to consolidated financial statements — (Continued)

background information comprised a list of lawsuits and proceedings that were brought against other entities with which Shelly Singhal was associated and that are completely unrelated to us. The Company and other defendants have filed motions to dismiss the class action complaint. The management of the Company is of the view, that the plaintiffs’ complaint is without merit, and the Company will continue to vigorously defend its position against the class action compliant. Given the early stage of the litigation, it is premature to predict potential outcomes or estimate potential damages. Accordingly, no reliable estimate can be made of the amount of the obligations, if any, and no provision for contingencies has been made as at December 31, 2007.

27.	Segment information

During the period from May 26, 2005 (Date XFL acquired EconWorld Media, the predecessor to XFM), to December 31, 2005, the Company operated in two reportable segments that include media production and print. With the acquisitions of various companies during the year 2006, the Company currently operates in five reportable segments that include media production, print, advertising, broadcasting and research. Each reportable segments are separately organized and provide distinct products and services to different customer groups. Each reportable segment prepares a stand-alone set of financial reporting package including information such as revenue, expenses, and goodwill, and the package is regularly reviewed by the chief operating decision maker. During the period from May 26, 2005 (date XFL acquired EconWorld Media, the predecessor to XFM) to December 31, 2005 and years ended December 31, 2006 and December 31, 2007, the Company’s chief operating decision maker was the Chief Executive Officer.

The following is a summary of relevant information relating to each segment reconciled to amounts on the accompanying consolidated financial statements for the period from May 26, 2005 (date XFL acquired EconWorld Media, the predecessor to XFM) to December 31, 2005:

	Media
	Production	Print	XFM Corporate	Total

Net revenues:
Media production	$3,640,792	$—	$—	$3,640,792
Advertising sales	—	386,668	—	386,668
Advertising services	—	580,133	—	580,133
Publishing services	—	787,451	—	787,451

Total net revenues	$3,640,792	$1,754,252	$—	$5,395,044

Depreciation and amortization	461,352	115,971	—	577,323
Cost of revenues and operating expenses excluding depreciation and amortization	459,460	1,626,711	301,117	2,387,288

Operating income (loss)	2,719,980	11,570	(301,117)	2,430,433
Other expense, net				22,128

Income before provision for income taxes and minority interest				2,408,305
Provision for income taxes				928,634

Net income before minority interest				1,479,671
Minority interest	128,773	—	—	128,773

Net income				$1,350,898

Total assets, excluding goodwill	$3,797,453	$2,438,893	$—	$6,236,346
Goodwill	$2,457,550	$1,612,653	$—	$4,070,203
Capital expenditure	$60,470	$27,593	$—	$88,063

Xinhua Finance Media Limited

Notes to consolidated financial statements — (Continued)

The following is a summary of relevant information relating to each segment reconciled to amounts on the accompanying consolidated financial statements for the year ended December 31, 2006:

	Media					XFM
	Production	Print	Advertising	Research	Broadcasting	Corporate	Total

Net revenues:
Media production	$6,545,148	$—	$—	$—	$—	$—	$6,545,148
Advertising sales	—	6,303,646	—	—	387,897	—	6,691,543
Advertising services	—	6,418,279	35,628,274	1,802,660	1,012,739	—	44,861,952
Publishing services	—	867,789	—	—	—	—	867,789

Total net revenues	$6,545,148	$13,589,714	$35,628,274	$1,802,660	$1,400,636	$—	$58,966,432
Depreciation and amortization	1,263,793	795,398	2,489,034	110,097	570,899	6,631	5,235,852
Cost of revenues and operating expenses excluding depreciation and amortization	2,538,522	7,111,971	26,177,829	1,078,565	1,988,200	7,767,516	46,662,603

Operating income (loss)	2,742,833	5,682,345	6,961,411	613,998	(1,158,463)	(7,774,147)	7,067,977
Other expenses, net							897,651

Income before provision for income taxes and minority interest							6,170,326
Provision for income taxes							1,069,537

Net income before minority interest							5,100,789
Minority interest	32,417	1,495,008	703,332	66,129	(592,599)	—	1,704,287
Equity in loss of an investment	—	—	—	—	52,211	—	52,211

Net income							$3,344,291

Total assets, excluding goodwill	$5,253,462	$71,892,068	$26,904,500	$2,865,901	$123,771,680	$85,092,679	$315,780,290
Goodwill	$11,192,702	$6,566,376	$54,534,384	$4,102,074	$7,274,474	$—	$83,670,010
Capital expenditure	$1,093,472	$1,963,144	$430,415	$47,111	$2,707,830	$81,879	$6,323,851

The following is a summary of relevant information relating to each segment reconciled to amounts on the accompanying consolidated financial statements for the year ended December 31, 2007:

	Media					XFM
	Production	Print	Advertising	Research	Broadcasting	Corporate	Total

Net revenues:
Media production	$7,680,580	$—	$—	$—	$—	$—	$7,680,580
Advertising sales	—	12,866,941	8,140,717	—	18,273,882	—	39,281,540
Advertising services	—	5,694,620	66,000,707	5,046,006	9,939,810	—	86,681,143
Publishing services	—	1,195,427	—	—	—	—	1,195,427

Total net revenues	$7,680,580	$19,756,988	$74,141,424	$5,046,006	$28,213,692	$—	$134,838,690
Depreciation and amortization	2,128,178	1,831,138	3,683,868	299,622	12,104,872	138,186	20,185,864
Cost of revenues and operating expenses excluding depreciation and amortization	2,923,559	8,785,767	57,154,103	3,891,881	13,720,827	14,662,599	101,138,736

Xinhua Finance Media Limited

Notes to consolidated financial statements — (Continued)

	Media					XFM
	Production	Print	Advertising	Research	Broadcasting	Corporate	Total

Other operating income	—	—	—	—	—	2,261,788	2,261,788

Operating income (loss)	2,628,843	9,140,083	13,303,453	854,503	2,387,993	(12,538,997)	15,775,878
Other income, net							1,340,111

Income before provision for income taxes and minority interest							17,115,989
Tax benefit							(12,225,650)

Net income before minority interest							29,341,639
Minority interest	29,460	—	919,957	—	353,217	—	1,302,634

Net income							$28,039,005

Total assets, excluding goodwill	$10,692,976	$87,188,203	$92,280,143	$3,312,123	$149,498,573	$127,704,707	$470,676,725
Goodwill	$18,597,353	$6,566,376	$131,429,492	$4,102,074	$19,430,193	$—	$180,125,488
Capital expenditure	$729,322	$391,137	$2,431,656	$42,512	$776,010	$839,075	$5,209,712

Substantially all of the Company’s revenue for the period from May 26, 2005 (date of XFL acquired EconWorld Media, the predecessor to XFM) and for the years ended December 31, 2006 and 2007 were generated from the PRC including Hong Kong.

Apart from the cash and bank balances of $18,800,000 located in Hong Kong, substantial portion of the identifiable assets of the Company are located in the PRC. Accordingly, no geographical segments are presented.

28.	Net income (loss) per share

The following table sets forth the computation of basic and diluted net income (loss) per Class A and Class B common shares.

	For the Period from
	May 26, 2005
	(Date XFL Acquired
	EconWorld Media,
	the Predecessor to XFM)	For the Year Ended	For the Year Ended
	to December 31, 2005	December 31, 2006	December 31, 2007

Numerator:
Net income (loss)	$1,350,898	$(4,148,010)	$26,700,672
Adjustment to net income (loss)
Dividend declared to redeemable convertible preferred shares	—	—	1,338,333
Interest expenses for convertible loan	—	—	267,464

Numerator used for diluted net income (loss) per Class A and Class B common shares	$1,350,898	$(4,148,010)	$28,306,469
Denominator:
Weighted average of issued shares outstanding	42,613,000	49,777,632	116,220,383

Xinhua Finance Media Limited

Notes to consolidated financial statements — (Continued)

	For the Period from
	May 26, 2005
	(Date XFL Acquired
	EconWorld Media,
	the Predecessor to XFM)	For the Year Ended	For the Year Ended
	to December 31, 2005	December 31, 2006	December 31, 2007

Effect of dilutive securities:
Employee share options	—	—	7,290,608
Non-vested Shares	—	—	8,748,080
Warrants	—	—	282,390
Convertible loan	—	—	710,880
Redeemable convertible preferred shares	—	—	3,117,051

Total effect of dilutive securities	—	—	20,149,009
Denominator used for diluted net income (loss) per Class A and Class B common shares	42,613,000	49,777,632	136,369,392
Basic net income (loss) per Class A common shares	$—	$(0.08)	$0.23
Basic net income (loss) per Class B common shares	$0.03	$(0.08)	$0.23
Diluted net income (loss) per Class A common share	$—	$(0.08)	$0.21
Diluted net income (loss) per Class B common share	$0.03	$(0.08)	$0.21

As of December 31, 2006, the Company had 15,585,254 convertible preferred shares, convertible loan of $14,017,289, 11,050,000 Non-vested Shares, 10,698,141 options and 4,729,968 warrants outstanding which could potentially dilute basic earnings per share in the future, but were excluded from the computation of diluted net income per share for the year ended December 31, 2006, as their effects would have been autidilutive.

29.	Employee benefit plans

Employees of the Company and its subsidiaries located in Hong Kong are covered by the Mandatory Provident Fund Scheme (“MPF Scheme”) established on December 1, 2000 under the Mandatory Provident Fund Scheme Ordinance of Hong Kong. The calculation of contributions for these eligible employees is based on 5% of the applicable payroll costs, and contributions are matched by the employees. The amounts paid by the Company to the MPF Scheme were $3,780 for the period from May 26, 2005 (Date XFL acquired EconWorld Media, the predecessor to XFM) to December 31, 2005; and $41,427 and $64,853 for the years ended December 31, 2006 and 2007, respectively.

Employees of the Company located in the PRC are covered by the retirement schemes defined by local practice and regulations, which are essentially defined contribution schemes. The amounts to be contributed are determined based on 20% of the applicable payroll costs. The amounts paid by the Company to these defined contribution schemes were $26,980 for the period from May 26, 2005 (Date XFL acquired EconWorld Media, the predecessor to XFM) to December 31, 2005; and $214,129 and $458,565 for years ended December 31, 2006 and 2007, respectively.

In addition, the Company is required by law to contribute medical insurance benefits, housing funds, unemployment, and other statutory benefits ranging from 1% to 10% of applicable salaries. The PRC government is directly responsible for the payment of the benefits to these employees. The amounts contributed for medical insurance benefits were $11,808 for the period from May 26, 2005 (Date XFL acquired EconWorld Media, the

Xinhua Finance Media Limited

Notes to consolidated financial statements — (Continued)

predecessor to XFM) to December 31, 2005; and $131,289 and $259,481 for the years ended December 31, 2006 and 2007, respectively. The amounts contributed for housing funds was $12,708 in 2005 and $38,649 and $218,540 for the years ended December 31, 2006 and 2007, respectively. The amounts contributed for other benefits were not material for the period from May 26, 2005 (Date XFL acquired EconWorld Media, the predecessor to XFM) to December 31, 2005; and the amounts contributed for other benefits were $181,933 and $494,908 for the years ended December 31, 2006 and 2007, respectively.

30.	Statutory reserves

As stipulated by the relevant laws and regulations in the PRC, the Company is required to maintain non-distributable reserves which include a statutory surplus reserve and a statutory welfare reserve. Appropriations to the statutory surplus reserve are required to be made at not less than 10% of profit after taxes as reported in the Company’s PRC statutory financial statements. The statutory welfare reserve allocations are determined annually at the discretion of the Company’s board of directors. Once appropriated, these amounts are not available for future distribution to owners or shareholders. The statutory surplus reserve may be applied against prior year losses, if any, and may be applied to the purchase of capital assets upon the board of directors’ approval. As of December 31, 2006 and 2007, the balance of the statutory surplus reserve and the statutory welfare reserve were $1,802,084 and $3,410,536, respectively. Amounts contributed to the statutory surplus reserve and the statutory welfare reserve were nil, $1,802,084 and $1,608,452 during the period from May 26, 2005 (Date XFL acquired EconWorld Media, the predecessor to XFM) to December 31, 2005; and for the years ended December 31, 2006 and 2007, respectively.

31.	Subsequent events

Other than those disclosed elsewhere in the financial statements, the following events also occurred subsequent to December 31, 2007.

In February 2008, the Company has established a Restricted Share Compensation Plan under the Employee Share Option and Share Grant Plan. An aggregate of 5,536,000 restricted Class A common shares were granted to the employees.

In February 2008, the Company reached an agreement to issue $30 million in convertible preferred shares to The Yucaipa Companies (“Yucaipa”), an investment firm with holdings in Asia, Europe and the Americas and an existing shareholder of the Company. The partner of Yucaipa is also an independent director of the Company. Upon this issuance, Yucaipa’s aggregate ownership in XFMedia’s common shares will amount to 12% of total shares outstanding, assuming full conversion of the preferred shares and including Yucaipa’s earlier purchase of $25.7 million in common shares from existing shareholders in September 2007. The conversion price is set at $6.00 per American Depository Share (“ADS”), or $3.00 per common share as each ADS listed on the NASDAQ represents two common shares. The conversion price represents a 31% premium to the closing price on February 15, 2008. The preferred shares will vote on an as-converted basis with the common shares. Yucaipa will be subject to a one year lock-up period before it can convert the convertible preferred shares into common shares or ADSs. The convertible preferred shares have an annual coupon of 8% payable in cash or stock at the Company’s option. Yucaipa will be entitled to retain one board seat for so long as Yucaipa continues to hold at least 50% of the purchased shares.

In March 2008, the Company repurchased 1,017,118 Class A common shares for a consideration of approximately $2,900,000.