Form 20-F
period 2008-12-31
XINHUA SPORTS & ENTERTAINMENT Ltd
filed 2009-04-30
CIK 1389476

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 20-F

(Mark One)
☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934
or
☑	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2008.
or
☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from to
or
☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
Date of event requiring this shell company report

Commission file number: 001-33328

XINHUA SPORTS & ENTERTAINMENT LIMITED
(formerly Xinhua Finance Media Limited)

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
Tel: +86-10-8567-6000
Fax: +86-10-6448-0585
Email: info@xsel.com

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
146,914,667 class A common shares, par value US$0.001 per share as of December 31, 2008.
Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.  Yes ☐     No ☑
If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.  Yes ☐     No ☑
Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.  Yes ☑     No ☐
Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). Yes ☐     No ☐
Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):
Large accelerated filer  ☐     Accelerated filer ☑     Non-accelerated filer  ☐
U.S. GAAP ☑     International Financial Reporting Standards as issued by the International Accounting Standards Board ☐     Other ☐
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

Item 1	Identity of Directors, Senior Management and Advisers	2
Item 2	Offer Statistics and Expected Timetable	2
Item 3	Key Information	2
Item 4	Information on the Company	28
Item 4A	Unresolved Staff Comments	62
Item 5	Operating and Financial Review and Prospects	62
Item 6	Directors, Senior Management and Employees	94
Item 7	Major Shareholders and Related Party Transactions	104
Item 8	Financial Information	110
Item 9	The Offer and Listing	111
Item 10	Additional Information	112
Item 11	Quantitative and Qualitative Disclosures About Market Risk	118
Item 12	Description of Securities Other Than Equity Securities	119
Item 13	Defaults, Dividend Arrearages and Delinquencies	119
Item 14	Material Modifications to the Rights of Security Holders and Use of Proceeds	119
Item 15	Controls and Procedures	119
Item 16A	Audit Committee Financial Expert	121
Item 16B	Code of Ethics	121
Item 16C	Principal Accountant Fees and Services	121
Item 16D	Exemptions From The Listing Standards For Audit Committees	121
Item 16E	Purchases of Equity Securities By The Issuer And Affiliated Purchasers	122
Item 16F	Change In Registrant’s Certifying Accountant	122
Item 16G	Corporate Governance	122
Item 17	Financial Statements	122
Item 18	Financial Statements	122
Item 19	Exhibits	122
EX-4.49
EX-4.50
EX-4.51
EX-4.52
EX-4.53
EX-4.54
EX-4.55
EX-4.56
EX-4.57
EX-4.58
EX-4.59
EX-4.60
EX-4.61
EX-8.1
EX-12.1
EX-12.2
EX-13.1
EX-13.2
EX-15.1

i

INTRODUCTION

In this annual report, except where the context otherwise requires and for purposes of this annual report only:

•	“we,” “us,” “our company,” “our,” “XSEL” and “Xinhua Sports & Entertainment” refer to Xinhua Sports & Entertainment Limited, formerly known as “Xinhua Finance Media Limited,” and its subsidiaries, including direct subsidiaries and affiliated entities, except where the context requires otherwise;

•	“production of” or “to produce” drama series refer to “co-production with third parties who hold drama series production licenses” or “to cooperate with third parties who hold drama series production licenses to produce;”

•	“shares” or “common shares” refers to our class A common shares;

•	“ADSs” refers to our American depositary shares, each of which represents two class A common shares, and “ADRs” refers to the American depositary receipts that evidence our ADSs;

•	“China” or “PRC” refers to the People’s Republic of China, excluding, for the purpose of this annual report on Form 20-F only, Taiwan, Hong Kong and Macau;

•	“GAAP” refers to general accepted accounting principles in the United States;

•	all references to “RMB” or “Renminbi” are to the legal currency of China, all references to “$,” “dollars,” “US$,” “USD” and “U.S. dollars” are to the legal currency of the United States and all references to “HK$” are to the legal currency of Hong Kong;

•	all discrepancies in any table between the amounts identified as total amounts and the sum of the amounts listed therein are due to rounding; and

•	the conversion of RMB into U.S. dollars in this annual report is based on the noon buying rate in The City of New York for cable transfers of RMB as certified for customs purposes by the Federal Reserve Bank of New York. Unless otherwise noted, all translations from RMB to U.S. dollars and from U.S. dollars to RMB in this annual report were made at a rate of RMB6.8225 to $1.00, the noon buying rate in effect as of December 31, 2008.

This annual report on Form 20-F includes our audited consolidated financial statements for the years ended December 31, 2006, 2007 and 2008.

In February 2009, to reflect the expansion of our business to include sports and entertainment, in addition to our existing finance media business, we changed our name from “Xinhua Finance Media Limited” to “Xinhua Sports & Entertainment Limited.” We changed the trading symbol for our ADSs from “XFML” to “XSEL” on March 2, 2009.

FORWARD-LOOKING INFORMATION

This annual report on Form 20-F contains statements of a forward-looking nature. You can identify these forward-looking statements by words or phrases such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “is/are likely to” or other similar expressions. We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends that we believe may affect our financial condition, results of operations, business strategy and financial needs. You must remember that our expectations may not be correct, even though we believe that they are reasonable. These forward-looking statements include, among others:

•	our goals and strategies;

•	our plans to expand our business to extend our focus to sports and entertainment;

•	our future business development, financial condition and results of operations;

•	projected revenues, profits, earnings and other estimated financial information;

•	our plans to expand our Internet presence, and expand into new media, such as, broadband wireless and Internet television;

•	the growth or acceptance of our integrated platform;

•	our plans to identify and create new advertising networks that target specific consumer demographics, which could allow us to charge a separate fee;

•	competition in the PRC media and advertising industries; and

•	the expected growth in advertising spending levels.

We do not guarantee that the events described in this annual report will happen as described or that they will happen at all. You should read this annual report completely and with the understanding that actual future results may be materially different from what we expect. The forward-looking statements made in this annual report relate only to events as of the date on which the statements are made. We undertake no obligation, beyond that required by law, to update any forward-looking statement to reflect events or circumstances after the date on which the statement is made, even though our situation may change in the future.

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

The following selected consolidated statements of operations data for our company for the years ended December 31, 2006, 2007 and 2008 and the selected consolidated balance sheet data for our company as of December 31, 2007 and 2008 have been derived from our audited financial statements included elsewhere in this annual report. You should read the selected consolidated financial data in conjunction with those financial statements and the accompanying notes and “Item 5. Operating and Financial Review and Prospects.”

The following selected consolidated statements of operations data for our predecessor, EconWorld Media Limited, for the year ended December 31, 2004 and the period ended May 25, 2005 and for our company for the period from May 26, 2005, the date Xinhua Finance Limited, or XFL, acquired 60% of EconWorld Media Limited, to December 31, 2005, and the selected consolidated balance sheet data for EconWorld Media Limited as of December 31, 2004 and for our company as of December 31, 2005 and 2006 have been derived from our audited financial statements that are not included in this annual report.

Our consolidated financial statements are prepared and presented in accordance with U.S. GAAP. Our historical results do not necessarily indicate our results expected for any future periods.

		Period from	Period from
	Year Ended	January 1,	May 26,
	December 31,	2005 to	2005(1) to	Year Ended	Year Ended	Year Ended
	2004	May 25, 2005	December 31,	December 31,	December 31,	December 31,
	(Predecessor)	(Predecessor)	2005	2006	2007	2008
	(In thousands, except for share data)
Selected consolidated statement of operations data
Net revenues:
Advertising services	$301	$53	$580	$44,862	$86,681	$107,892
Content production	—	—	3,641	6,545	7,681	12,372
Advertising sales	48	240	387	6,691	39,282	65,356
Publishing services	52	55	787	868	1,195	411

Total net revenues	401	348	5,395	58,966	134,839	186,031

Cost of revenues:
Advertising services	248	66	154	27,654	58,048	74,735
Content production	—	—	651	2,829	3,707	7,522
Advertising sales	35	42	85	1,912	19,490	30,756
Publishing services	325	347	534	1,386	854	1,479

Total cost of revenues	608	455	1,424	33,781	82,099	114,492

Operating expenses:
Selling and distribution	418	322	293	5,277	14,877	22,946
General and administrative(2)	608	456	1,248	12,840	24,349	52,068
Impairment charges	—	—	—	—	—	232,598
Loss on disposal of subsidiaries	—	—	—	—	—	4,721

Total operating expenses	1,026	778	1,541	18,117	39,226	312,333

Other operating income	—	—	—	—	2,262	1,499

Income (loss) from operations	(1,233)	(885)	2,430	7,068	15,776	(239,295)

Other income (expense), net	(10)	(3)	(21)	(898)	1,340	(32,582)

Provision for income taxes (benefit)	5	(4)	929	1,070	(12,226)	2,354

Minority interest	—	—	129	1,704	1,303	641

Equity in loss of an Investment	—	—	—	52	—	—
Net income (loss)	$(1,248)	$(884)	$1,351	$3,344	$28,039	$(274,872)
Deemed dividend on redeemable convertible preferred shares	—	—	—	(2,157)	—	—
Dividends declared to redeemable convertible preferred shares	—	—	—	(5,335)	(1,338)	(2,000)

Net income (loss) attributable to holders of common shares	(1,248)	(884)	1,351	(4,148)	26,701	(276,872)

Net income (loss) per share:
Basic — Class A common share	$—	$—	$—	$(0.08)	$0.23	$(2.04)

		Period from	Period from
	Year Ended	January 1,	May 26,
	December 31,	2005 to	2005(1) to	Year Ended	Year Ended	Year Ended
	2004	May 25, 2005	December 31,	December 31,	December 31,	December 31,
	(Predecessor)	(Predecessor)	2005	2006	2007	2008
	(In thousands, except for share data)
Basic — Class B common share	$(13.13)	$(7.85)	$0.03	$(0.08)	$0.23	$(2.04)
Diluted — Class A common share	$—	$—	$—	$(0.08)	$0.21	$(2.04)
Diluted — Class B common share	$(13.13)	$(7.85)	$0.03	$(0.08)	$0.21	$(2.04)
Shares used in computation:
Basic — Class A common share	—	—	—	5,084	66,166	85,927
Basic — Class B common share	95	113	42,613	44,693	50,055	49,917
Diluted — Class A common share	—	—	—	5,084	86,315	85,927
Diluted — Class B common share	95	113	42,613	44,693	50,055	49,917
Dividend per redeemable convertible preferred share	—	—	—	$0.34	$0.08	$6.67

(1)	Date XFL acquired 60% of EconWorld Media Limited, which equity interest was transferred to us on January 12, 2006.

(2)	Includes share-based compensation expense of $2.4 million, $3.1 million and $12.5 million for the years ended December 31, 2006, 2007 and 2008, respectively.

	As of
	December 31,	As of	As of	As of	As of
	2004	December 31,	December 31,	December 31,	December 31,
	(Predecessor)	2005	2006	2007	2008
	(In thousands)
Selected consolidated balance sheet data
Cash and cash equivalents	$21	$2,081	$36,354	$44,436	$54,089
Goodwill	—	4,070	83,670	180,125	46,993
Intangible assets	—	628	176,202	233,506	200,529
Total assets	198	10,306	399,450	650,802	508,250
Total current liabilities	1,269	8,579	175,067	79,214	106,275
Convertible loan	—	—	14,017	—	33,200
Total owners’ and shareholders’ (deficiency) equity	(1,071)	1,353	101,250	466,636	235,620

Exchange Rate Information

Our business is primarily conducted in China and substantially all of our revenues are denominated in RMB. However, periodic reports made to shareholders will include current period amounts translated into U.S. dollars using the then current exchange rates, for the convenience of readers. The conversion of RMB into U.S. dollars in this annual report is based on the noon buying rate in The City of New York for cable transfers of RMB as certified for customs purposes by the Federal Reserve Bank of New York. Unless otherwise noted, all translations from RMB to U.S. dollars and from U.S. dollars to RMB in this annual report were made at a rate of RMB6.8225 to $1.00, the noon buying rate in effect as of December 31, 2008. We make no representation that any RMB or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or RMB, as the case may be, at any particular rate, or at all. The PRC government imposes control over its foreign currency reserves in part through direct regulation of the conversion of RMB into foreign exchange and through restrictions on foreign trade. On April 24, 2009, the noon buying rate was RMB6.8250 to $1.00.

The following table sets forth information concerning exchange rates between the RMB and the U.S. dollar for the periods indicated.

	Noon Buying Rate
	Period
Period	End	Average(1)	Low	High

2004	8.2765	8.2768	8.2774	8.2764
2005	8.0702	8.1826	8.2765	8.0702
2006	7.8041	7.9579	8.0702	7.8041
2007	7.2946	7.5806	7.8127	7.2946
2008	6.8225	6.9193	7.2946	6.7800
October	6.8388	6.8358	6.8521	6.8171
November	6.8254	6.8281	6.8373	6.8220
December	6.8225	6.8539	6.8842	6.8225
2009
January	6.8392	6.8360	6.8403	6.8225
February	6.8395	6.8363	6.8470	6.8241
March	6.8329	6.8360	6.8438	6.8240
April (through April 24, 2009)	6.8250	6.8318	6.8361	6.8250

(1)	Annual averages are calculated from month-end rates. Monthly averages are calculated using the average of the daily rates during the relevant period.

B.	Capitalization and Indebtedness

Not Applicable.

C.	Reasons for the Offer and Use of Proceeds

Not Applicable.

D.	Risk Factors

Risks related to our business

Our limited operating history and successive acquisitions make evaluating our business and prospects difficult.

We were incorporated in November 2005. Since our incorporation, we have acquired various operating entities with distinct businesses. Some of the businesses we acquired have short operating histories. Our successive acquisitions and rapid expansion make comparisons with historical data difficult. Accordingly, you should consider our future prospects in light of the risks and uncertainties experienced by early stage companies in evolving and heavily regulated industries such as the media industry in China. Some of these risks and uncertainties relate to our ability to:

•	successfully integrate the recently acquired companies;

•	navigate the regulatory landscape and respond to changes in the regulatory environment;

•	offer new and innovative products and services to attract and retain an audience and readers;

•	attract additional advertisers and increase advertising fees;

•	increase awareness of our branded media platforms;

•	respond to competitive market conditions;

•	manage risks associated with intellectual property rights;

•	maintain effective control of our costs and expenses;

•	raise sufficient capital to sustain and expand our business; and

•	attract, retain and motivate qualified personnel.

If we are unsuccessful in addressing any of these risks and uncertainties, or any other risks listed below, our business may be materially and adversely affected.

We are in the process of expanding our scope of operations to include sports and entertainment media. Failure to successfully implement these new business strategies could have an adverse effect on our financial condition, results of operations and cashflow from operations.

Our content previously focused on business and financial news as well as on wealth management and affluent lifestyle programming. To more broadly address market demand and maximize shareholder value, we are expanding the scope of our business to include sports and entertainment media, in addition to our existing finance focus. In connection with our re-positioning, we changed our name from Xinhua Finance Media Limited to Xinhua Sports & Entertainment Limited and have made several key investments to better position ourselves for growth in the sports and entertainment markets. We also reallocated some of our resources to these new businesses. Our re-positioning and growth of our operations have placed, and will continue to place, significant demand on our management, operational and financial resources. If we do not effectively manage our re-positioning and the growth of our operations, the quality of our products and services could suffer, which could negatively affect our brand and operating results. Any failure to efficiently or effectively manage this growth of our operations may limit our future growth and hamper our business strategy.

We may not be able to achieve the benefits we expect from recent and future acquisitions, and recent and future acquisitions may have an adverse effect on our ability to manage our business.

Our recent acquisitions and any future acquisitions expose us to potential risks, including risks associated with unforeseen or hidden liabilities, the diversion of resources from our existing businesses and technologies, the change of laws and policies or their interpretations that affect the operations of the acquired businesses, the inability to generate sufficient revenue to offset the costs and expenses of acquisitions, and potential loss of, or harm to, relationships with employees, customers and business partners as a result of the integration of new businesses. As of the date of this filing, we have not encountered any of those potential risks. In addition, the revenue and cost synergies that we expect to achieve from our acquisitions may not materialize. The overhead and personnel cost of running a large organization could be significantly higher than that of a smaller organization. Any of these events could have an adverse effect on our business, financial condition, results of operations and cashflow from operations.

Strategic acquisitions are a key part of our growth strategy. Historically we have made acquisitions that were critical in providing us with product and service suites, an audience and readers, a customer base, market access and our talent pool. If we are presented with appropriate opportunities, we may acquire additional complementary companies, products or technologies. The integration of acquired companies diverts a great deal of management attention and dedicated staff efforts from other areas of our business. A successful integration process is important to realizing the benefits of an acquisition. If we encounter difficulty integrating our recent and future acquisitions, our business may be adversely affected. Many of our acquired companies are held in the form of affiliated entities, which provides us less control than if they were direct subsidiaries, and may cause difficulty in the integration process. See “— Risks related to the regulation of our business and to our structure — We rely on contractual arrangements with our PRC operating affiliates and their subsidiaries and shareholders for our China operations, which may not be as effective in providing operational control as direct ownership.” The acquisitions may not result in the expected growth or development, which may have an adverse effect on our business.

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

We rely on key contracts and business relationships, and if our current or future business partners or contracting counterparties fail to perform, or terminate, any of their contractual arrangements with us for any reason or cease operations, or should we fail to adequately identify key business relationships, our business could be disrupted, our reputation may be harmed and we may have to resort to litigation to enforce our rights, which may be time-consuming and expensive.

We rely on a number of arrangements with partners and suppliers in order to conduct our businesses. These arrangements govern, among others, our rights to sell advertising, provide consulting and advisory services, and to serve as an exclusive advertising agent. See “Item 4.B. Information on the Company — Business Overview — Arrangements with partners and suppliers.” Some of these key contracts have long terms, while others have short terms generally ranging from one year to a few years and will need renewal.

If any of our business partners or contracting counterparties fails to perform or terminates its agreement with us for any reason (including, for example, a breach by them or the lack of proper regulatory approvals), or if our business partners or contracting counterparties with which we have short-term agreements refuse to extend or renew the agreement or enter into a similar agreement, our ability to carry on operations in that sector, and our ability to cross-sell advertising services among different platforms, may be impaired. Depending on the circumstances, the consequences could be far-reaching and extremely harmful to our reputation, existing business relationships and future growth potential. In addition, we depend on the continued operation of our long-term business partners and contracting counterparties and on maintaining good relations with them. If one of our long-term partners or counterparties is unable (including as a result of bankruptcy or a liquidation proceeding) or unwilling to continue operating in the line of business that is the subject of our contract, we may not be able to obtain similar relationships and agreements on terms acceptable to us or at all. The failure to perform or termination of any of the agreements by a partner or a counterparty, the discontinuation of operations of a partner or counterparty, the loss of good relations with a partner or counterparty or our inability to obtain similar relationships or agreements, may have an adverse effect on our operating results and financial condition. If any of these business partners or contracting counterparties fails to perform its obligations, we may not be able to enforce the relevant agreements if the agreements are ruled in violation of the PRC laws, even if the agreements are otherwise legal and valid.

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

In addition, we may need to form new strategic partnerships or joint ventures to access appropriate assets and industry know-how. Failing to identify, execute and integrate such future partnerships or joint ventures may have an adverse effect on our business, financial condition, results of operations and cashflow from operations.

We are not a party to some of the key contracts on which we rely. Instead, we have contracts with companies which in turn have these key contracts with third parties. If the third parties fail to perform or terminate any of these key contracts for any reason or cease operations, our business could be disrupted, our reputation may be harmed and we will not be able to enforce our rights in court.

Our business relies on certain key contracts to which we are not a party. Instead, we have contracts with the companies that in turn have those key contracts with third parties. The contracts we have allow us to benefit financially and strategically from our contracting counterparties’ roles in the contracts. These arrangements govern, among others, our rights to sell advertising, provide consulting and advisory services, and to serve as an exclusive advertising agent. See “Item 4.B. Information on the Company — Business Overview— Arrangements with partners and suppliers.”

If our contracting counterparties do not perform or terminate their agreements with the third parties, or if the third parties do not perform or terminate their contracts with our contracting counterparties for any reason, including a breach by either party, our ability to use the media platforms, and our ability to cross-sell advertising services among different platforms, may be impaired. Depending on the circumstances, the consequences of a failure to perform under the terms or the termination of a contract could be far-reaching and extremely harmful to our reputation, existing business relationships and future growth potential. We may not be able to enforce these contracts in court or at arbitration, because we do not have direct contractual relationships with these entities. Our contracting counterparties may be unable or unwilling to enforce their rights under the key contracts, and if they are unwilling to do so we have no direct recourse against the third parties. In addition, we rely on the continued operation of the third parties to carry out certain parts of our operations. If any of them are unable or unwilling to continue operating in the line of business that is the subject of our contract, we do not have contractual rights to enforce against them. We may not be able to obtain access to similar platforms on terms acceptable to us or at all. A failure to perform under the terms of or the termination of any of these key contracts, the discontinuing of operations of the third parties or our inability to obtain access to similar media platforms, may have an adverse effect on our financial condition, results of operations and cashflow from operations.

Our business has been impacted by global economic conditions and a corresponding decrease in global advertising spending, which may adversely affect our financial condition, results of operations and cashflow from operations.

Recent global market and economic conditions have been unprecedented and challenging with tighter credit conditions and recession in most major economies continuing into 2009. Continued concerns about the systemic impact of potential long-term and wide-spread recession, the availability and cost of credit, and the global housing and mortgage markets have contributed to increased market volatility and diminished expectations for western and emerging economies. In the second half of 2008, added concerns fueled by the U.S. government conservatorship of the Federal Home Loan Mortgage Corporation and the Federal National Mortgage Association, the declared bankruptcy of Lehman Brothers Holdings Inc., the U.S. government financial assistance to American International Group Inc., Citibank, Bank of America and other federal government interventions in the U.S. financial system led to increased market uncertainty and instability in both U.S. and international capital and credit markets. These conditions, combined with declining business and consumer confidence and increased unemployment, have contributed to volatility of unprecedented levels.

As a result of these market conditions, the cost and availability of credit has been and may continue to be adversely affected by illiquid credit markets and wider credit spreads. Concern about the stability of the markets generally and the strength of counterparties specifically has led many lenders and institutional investors to reduce, and in some cases, cease to provide credit to businesses and consumers, as well as increase the cost of lending. These factors have led to a decrease in spending by businesses and consumers alike, and have led to a decline in global advertising and media spending. Furthermore, bank borrowings are an import source of our liquidity. Continued turbulence in the U.S. and international markets and economies and prolonged declines in business consumer spending may adversely affect our liquidity and financial condition, the liquidity and financial condition of our customers, and in turn impact our accounts receivable, our ability to refinance maturing liabilities and access the capital markets to meet liquidity needs.

Our business could be materially and adversely affected if our target audience and readers do not continue to accept our programs and content or if we do not continue to produce and purchase programs that generate high ratings.

We target affluent households in major urban centers. The popularity of our programs and content among this group is the primary reason that we are able to maintain and increase our advertising fees. As our targeted audience and readers are highly desirable to us and our competitors, attracting and retaining a loyal following for our media offerings are serious challenges. The taste and preferences of our targeted demographic could be fluid and fickle. If the quality, or the perceived quality, of our media offerings declines and we fail to attract an audience and readers going forward, our operating results may be adversely affected.

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

If the media platforms we use fail to create or purchase popular, high-quality television and radio programming or high-quality print content that appeals to the affluent audience on a cost-effective basis, our results of operations and cashflow from operations could be adversely affected.

Our future success depends on attracting advertisers who will advertise across our various platforms. If we fail to attract a sufficient number of advertisers, our operating results and revenues may not meet expectations.

One important strategy underlying our recent acquisitions is to create an integrated media platform on which advertisers wishing to reach an affluent audience and readers may advertise simultaneously on multiple media outlets. However, advertisers may decide that they do not need to use multiple outlets, find that our targeted demographic does not consist of their desired consumers or a critical mass of consumers, decide to use a competitor’s services or decide not to use our services for other reasons. If the advertisers decide against advertising with us, we may not realize our growth potential or meet investor expectations. Our future operating results and business prospects could be adversely affected.

We have sustained net losses in the past and may continue to sustain net losses in the future or may not grow as expected.

We recorded an aggregate of $258.8 million in 2008 for impairment charges related to goodwill, intangible assets and others assets, driven mainly by our repositioning in the sports and entertainment fields and the global economic downturn. Partially because of this, we reported a net loss of $274.9 million for the year ended December 31, 2008. As of December 31, 2008, after recording these impairment charges, we had goodwill and other intangibles in an aggregate amount of $247.5 million, or approximately 48.7% of our total assets. If our goodwill and other intangibles become further impaired, we may be required to record additional charges to earnings. In addition, some of our businesses, including our magazine operations, have sustained net losses in the past and we may sustain net losses in any or all of our subsidiaries operating in the future. We expect that our operating expenses will increase and the degree of increase in these expenses will depend on the anticipated growth of our business and strategic acquisitions. If we incur losses in the future, our financial condition and the trading price of our ADSs could suffer.

We derive a substantial proportion of our revenues from advertising, and the advertising market is particularly volatile.

Our operating groups, including Broadcast, Print and Advertising, derive the majority of their revenues from the provision of advertisement and sponsorships. Advertising spending is volatile and sensitive to changes in the economy. Our advertising customers may reduce the amount they spend on our media for a number of reasons, including:

•	a downturn in economic conditions in China or around the globe;

•	a decision to shift advertising expenditure to other media and platforms;

•	a deterioration of the ratings of our programs;

•	a change of government policy with regard to the types of programs that can be broadcast; or

•	a decline in advertising spending in general.

If we are unable to continually attract advertisers to our media services, we will be unable to maintain or increase our advertising fees and sales, which could negatively affect our ability to generate revenues in the future. A decrease in demand for advertising in general, and for our advertising services in particular, could materially and adversely affect our operating results.

The market for most of our operating groups is concentrated in a few major cities in China, and if advertising spending decreases in any of these cities, our operating results and revenues could be adversely affected.

The audience and readers of the media platforms we utilize are concentrated in a few of the more affluent urban areas of China, including Beijing, Shanghai, Guangzhou, Shenzhen, Tianjin and, to a lesser extent, in other large cities in China. We expect these cities to continue to constitute important sources of our revenues. If any of these major cities experiences an event negatively affecting its advertising industry, such as an economic downturn, the implementation of an adverse governmental policy or a natural disaster, our business and operating results could be adversely affected.

Our business could suffer if we do not successfully manage current growth and potential future growth.

The business of each of our operating groups has expanded rapidly in recent years. We anticipate further expansion of our operations and workforce, with specific emphasis on the sports and entertainment markets. Our growth to date has placed, and our anticipated future operations will continue to place, significant demands on our management, systems and resources. In addition to training and managing our workforce, we will need to continue to improve and develop our financial and managerial controls and our reporting systems and procedures. Any failure to efficiently or effectively manage the growth of our operations may limit our future growth and hamper our business strategy.

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

Our operating results may fluctuate as a result of a number of factors, many of which are outside of our control. Our quarterly and annual revenues and costs and expenses as a percentage of our revenues may be significantly different from historical or projected levels. Our operating results in future quarters may fall below expectations. Any of these events could cause the price of our ADSs to fall. Any of the risk factors listed in this section could cause our operating results to fluctuate from quarter to quarter.

Because of our limited operating history, our rapidly growing business and our recent acquisitions of substantial parts of our operations, our historical operating results may not be useful to you, and you should not rely on our past results in predicting our future operating results. Advertising spending in China has historically been volatile, reflecting overall economic conditions as well as budgeting and buying patterns. As we continue to grow, we expect that the volatility in our business may cause our operating results to fluctuate. If our revenues for a particular quarter are lower than we expect, we may be unable to reduce our operating expenses for that quarter by a corresponding amount, which would harm our operating results for that quarter relative to our operating results from other quarters.

If we do not maintain and develop our brands and those of our strategic partners, we will not be able to attract an audience and readers to the media platforms we use.

Many of the media platforms we use, including Fortune China, the Economic Observer, Money Journal, Chinese Venture and EasyFM attract readers, audiences and advertisers partly through brand name recognition. We believe that establishing, maintaining and enhancing our portfolio of brand names and those of our strategic partners will enhance our growth prospects. Some of our competitors have well-established brands in the media industry.

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

In addition, Xinhua Financial Network Limited, or Xinhua Financial Network, and China Economic Information Service, entered into an agreement, pursuant to which China Economic Information Service granted Xinhua Financial Network and its affiliates the right to use the word “Xinhua” in its corporate name worldwide. Xinhua Financial Network is a subsidiary of XFL and our company is considered an affiliate of Xinhua Financial Network. We have in turn entered into an agreement with Xinhua Financial Network to use the word “Xinhua.” Our agreement with Xinhua Financial Network covers only the rights of Xinhua Financial Network and not any rights held by XFL. In addition, if we were to cease to be an affiliate of XFL, we may be unable to continue using the “Xinhua” name. If we are unable to continue using the name “Xinhua,” our branding will be affected, which may have an adverse impact on our operating results.

If we do not compete successfully against new and existing competitors, we may lose our market share, and our operating results may be adversely affected.

We compete with international and local media entities, on various platforms, and advertising service providers. The media, advertising and research sectors in China are very competitive and constantly evolving. Many of our competitors have a longer operating history, larger product and service suites, greater capital resources and broader international or local recognition. Given the recent growth in the China market, we expect international competitors to increase their focus in this region and local competitors to increase their focus in these sectors, intensifying the competition in our business areas. If we cannot successfully compete against new or existing competitors, our operating results may be adversely affected.

Our Broadcast and Print businesses face increasing competition from new technologies, such as the Internet, broadband wireless and Internet television, and new consumer products, such as portable digital audio players and personal digital video recorders. These new technologies and alternative media platforms compete with our Broadcast and Print Groups for audience and readership shares and advertising revenue, and in the case of some products, allow audience and readers to avoid traditional advertisements. China has also established a timetable to switch its radio and television broadcasting from analog to digital. We are unable to predict the effect such technologies and related services and products will have on our broadcast operations, but there exist certain risks, including, among others, that the capital expenditures necessary to adapt our products and services to such technologies could be substantial, and other companies employing such technologies could compete with our businesses.

Our business depends substantially on the continuing efforts of our key executives. Our business may be severely disrupted if we lose their services.

Our future success heavily depends upon the continued services of our key executives, particularly Fredy Bush, who is the Chief Executive Officer of our company. Moreover, if Fredy Bush ceases to be our Chief Executive Officer, it could be construed as a change of control event under the convertible loan facility credit agreement we entered into in October 2008, and as amended in March 2009, which would trigger our mandatory prepayment obligations under the credit agreement. We rely on the expertise of our key executives in business operations in the advertising and media industries and on their relationships with our shareholders, business partners and regulators. If one or more of our key executives are unable or unwilling to continue in their present positions, we may not be able to replace them easily or at all. Therefore, our business may be severely disrupted, our financial condition and results of operations may be materially and adversely affected and we may incur additional expenses to recruit and train personnel.

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

Due to our limited operating history, recent acquisitions of substantial portions of our business operations and recent additions to our management team, certain of our senior management and employees have worked together at our company for only a relatively short period of time. As we acquired substantially all of our business operations recently, none of our senior management has worked with our operating groups for a substantial period of time. As a result of these circumstances, it may be difficult for you to evaluate the effectiveness of our senior management and other key employees and their ability to work with the employees of our operating groups and address future challenges to our business.

If we are unable to attract, train and retain key individuals, highly skilled employees and important talent, our business may be adversely affected.

We expect to need to hire additional employees, including personnel to maintain and expand our graphics design, production personnel to create advertisements and produce programming, information technology and engineering personnel to maintain and expand our delivery platform, marketing personnel to sell our products, and administrative staff to support our operations. Some of our operating groups, especially our Broadcast Group, also rely on the appearances of well-known personalities and talents during programming, such as the Fortune China programs. If we are unable to identify, attract, hire, train and retain individuals in these areas or retain our existing employees due to our failure to provide them with adequate incentives or otherwise, the quality of our products and services may be negatively impacted, which could adversely affect our business and results of operations.

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

In addition, the ownership of certain trademarks used by us or our strategic partners may be subject to claims by other parties and if litigation of such disputes arises, substantial costs and interruption of our business, or the business of our strategic partners, may result, which may adversely affect our business or results of operations.

Failure to achieve and maintain effective internal controls could have a material and adverse effect on the trading price of our ADSs.

We are subject to reporting obligations under the U.S. securities laws. The SEC, as required by Section 404 of the Sarbanes-Oxley Act of 2002, or the Sarbanes-Oxley Act, adopted rules requiring every public company to include a management report on such company’s internal control over financial reporting in its annual report, which contains management’s assessment of the effectiveness of the company’s internal control over financial reporting. In addition, an independent registered public accounting firm must attest to and report on the effectiveness of the company’s internal control over financial reporting. These requirements were applied to this annual report on Form 20-F for the fiscal year ended December 31, 2008.

In connection with the preparation of this annual report on Form 20-F, we carried out an evaluation of the effectiveness of our internal control over financial reporting. Based on this evaluation, our management concluded that our internal control over financial reporting is effective as of December 31, 2008. See “Item 15. Controls and Procedures.”

However, if we fail to achieve and maintain the adequacy of our internal controls, we may not be able to conclude on an ongoing basis that we have effective internal control over financial reporting in accordance with the Sarbanes-Oxley Act. Moreover, effective internal controls, particularly those related to revenue recognition, are necessary for us to produce reliable financial reports and are important to help prevent fraud. As a result, any failure to achieve and maintain effective internal control over financial reporting could result in the loss of investor confidence in the reliability of our financial statements, which in turn could negatively impact the trading price of our ADSs.

We may need additional capital to finance future acquisitions and we may not be able to obtain it.

We may require additional cash resources in order to make acquisitions. We plan to expand through acquisitions, but have not yet identified many of the targets for acquisition. Often the cost of acquisitions is not known until the opportunities are analyzed, due diligence has commenced and negotiations are underway. We also may need to pay large amounts in additional earn-out considerations in connection with acquisitions structured to include these types of payments. As of the date of this annual report, we may need to pay as much as $75.0 million in additional earn-out considerations in connection with past acquisitions. If the cost of the acquisitions that our management deems appropriate is higher than our cash resources, we will need to seek additional cash resources, and may seek to sell additional equity or debt securities or obtain a credit facility. The sale of additional equity securities could result in additional dilution to our shareholders. If we sell additional equity securities and our shareholders experience dilution, you will also experience dilution of your ADSs. The incurrence of indebtedness would result in increased debt service obligations and could result in operating and financing covenants that would restrict our operations. We may not be able to obtain financing in amounts or on terms acceptable to us, if at all, especially in the current global market and economic conditions. As a result, our operating results and financial condition could be adversely affected.

We have substantial indebtedness and may incur substantial additional indebtedness in the future, which could adversely affect our financial health and our ability to generate sufficient cash to satisfy our outstanding and future debt obligations.

As of December 31, 2008, we had total borrowings of $69,574,198. Our substantial indebtedness could have important consequences to you. For example, it could:

•	limit our ability to satisfy our obligations under our debt;

•	increase our vulnerability to adverse general economic and industry conditions;

•	require us to dedicate a substantial portion of our cashflow from operations to servicing and repaying our indebtedness, thereby reducing the availability of our cashflow to fund working capital, capital expenditures and other general corporate purposes;

•	limit our flexibility in planning for or reacting to changes in our businesses and the industry in which we operate;

•	place us at a competitive disadvantage compared to our competitors that have less debt; and

•	increase the cost of additional financing.

In October 2008, we obtained a secured convertible loan facility from affiliates of Patriarch Partners Agency Services, LLC. As of the date of this annual report, the outstanding principal amount under the loan facility was $57.8 million. The loan from this facility is for a term of four years and is secured by a pledge of our television assets. The credit agreement of this facility contains restricted covenants that restrict, among other things, our ability to incur additional indebtedness, create or incur additional liens, engage in sale and lease-backs transactions, enter into transactions with shareholders and affiliates, make certain investments, merge or consolidate with others and dispose of assets or use asset sale proceeds. The credit agreement also imposes financial covenants relating to the business of our subsidiaries, including minimum consolidated EBITDA, interest coverage ratios, a leverage ratio and a minimum cash balance requirement.

The covenants could limit our ability to plan for or react to market conditions or to meet our capital needs. Our ability to comply with these covenants may be affected by events beyond our control, and we may have to curtail some of our operations and growth plans to maintain compliance. If we are unable to comply with the restrictions and covenants in the credit agreement, our current or future debt and other agreements, there could be a default under the terms of these agreements. In the event of a default under these agreements, the holders of the debt could terminate their commitments to lend to us, accelerate the debt and declare all amounts borrowed due and payable or terminate the agreements, as the case may be.

Our ability to generate sufficient cash to satisfy our outstanding and future debt obligations will depend upon our future operating performance, which will be affected by prevailing economic conditions and financial, business and other factors, many of which are beyond our control. We anticipate that our operating cashflow will be sufficient to meet our anticipated operating expenses and to service our debt obligations as they become due. However, we may not generate sufficient cashflow for these purposes in the future. If we are unable to service our indebtedness, we will be forced to adopt an alternative strategy that may include actions such as reducing or delaying capital expenditures, selling assets, restructuring or refinancing our indebtedness or seeking equity capital. These strategies may not be instituted on satisfactory terms, if at all.

We have recorded significant charges to earnings because our goodwill or acquired intangible assets were determined to be impaired and we may be required to do so again in the future.

Our results of operations could be materially adversely affected by the impairment of goodwill, intangible assets and others assets. We recorded an aggregate of $258.8 million in 2008 for impairment charges related to goodwill, intangible assets and others assets. These calculations are, by their nature, judgments subject to an inherent degree of uncertainty. As we cannot ensure the future profitability of our acquired entities, we may be required to record a significant charge to earnings in our financial statements during the period in which our goodwill, acquired intangible assets or other assets are determined to be impaired, which would adversely affect our operating results.

As of December 31, 2006, 2007 and 2008, our aggregate goodwill was $83.7 million, $180.1 million and $47.0 million, respectively, and our aggregate total intangible assets, including license agreements and exclusive advertising agreements, was $176.2 million, $233.5 million and $200.5 million, respectively. After recording impairment charges in 2008, our goodwill and other intangibles assets, in the aggregate, still represent approximately 48.7% of our total assets, as of December 31, 2008.

An asset impairment charge may result from the occurrence of unexpected adverse events that impact our estimates of expected cashflows generated from our assets. Goodwill and intangible assets with indefinite lives are required to be tested for impairment at least annually, or more frequently if events or changes in circumstances indicate that the asset might be impaired. If the estimates or related assumptions change in the future, we may be required to record additional impairment charges. Additionally, continued adverse conditions in the economy and future volatility in the stock market could continue to impact the valuation of our reporting units, which could trigger additional impairment of goodwill in future periods. Should the carrying value of our goodwill and assets be determined to be impaired, their carrying value will be written down. This could result in the recognition of impairment losses which could be significant and which could have a material adverse effect on our results of operations and the market price of our ADSs.

Our strategy of expanding our Internet and new media presence may not be well received or may be more expensive than we expected.

We are expanding our presence on the Internet and are also expanding the media platforms we use to include new media, such as broadband wireless broadcasting and Internet television. However, the market for Internet and new media platforms is rapidly evolving and is becoming increasingly competitive. We cannot predict whether, or how fast, this market will grow. Moreover, if we fail to expand our Internet and new media presence or adapt to the rapid changes in the Internet and new media markets and technology, our business, competitiveness, or results of operations could be materially affected.

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

The absence or failure of any one or more of these factors, based on our inability to predict the effect of emerging technology or competition on the viability of our broadcast operations, products or investments, may materially and adversely affect our business, results of operations, financial condition, cashflow from operations and prospects.

We are subject to a class action complaint alleging that we failed to disclose certain information in our initial public offering registration statement. If the class action is successful, it may have an adverse effect on our financial condition and operating results.

We are subject to a class action complaint, filed in the United States District Court for the Southern District of New York, for alleged violations of U.S. federal securities laws. The lawsuit asserts claims against us, our Chief Executive Officer Fredy Bush, our former Chief Financial Officer Shelly Singhal and other defendants for allegedly failing to disclose in our initial public offering registration statement and prospectus certain background information concerning Shelly Singhal. The alleged undisclosed information consists of lawsuits and proceedings that were brought against other entities with which Shelly Singhal was associated and that are completely unrelated to us. We believe that the allegations in the class action are without merit. We and other defendants filed motions to dismiss the class action complaint, which were granted on February 25, 2009. The plaintiffs have until May 4, 2009 to appeal the dismissal. The outcome of the class action, like other litigation proceedings, is uncertain. Regardless of its merit, litigation and other preparations undertaken to defend the class action can be costly, and we may incur substantial costs and expenses in doing so. It may also divert the attention of our management. If the class action against us is successful, it may result in substantial monetary liabilities, which may have an adverse effect on our financial condition and operating results.

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

Most of our operations are conducted through operating subsidiaries in China, and through our contractual arrangements with several of our affiliated entities and their shareholders in China. PRC regulations currently prohibit or restrict foreign ownership of media, advertising, market research and telecommunications companies. We have entered into contractual arrangements with these affiliated entities and their shareholders, all PRC citizens, which enable us to, among other things, exercise effective control over these affiliated entities and their respective subsidiaries. We believe the business operations of our subsidiaries in China and our affiliated entities and their respective subsidiaries comply in all material respects with existing PRC laws and regulations.

However, if we or any of our subsidiaries or affiliated entities are found to be in violation of any existing or future PRC laws or regulations (for example, if we are deemed to be holding equity interests in certain of our affiliated entities in which direct foreign ownership is prohibited), the relevant PRC regulatory authorities, including the State Administration of Radio, Film and Television, the Ministry of Culture, and the Ministry of

Industry & Information Technology, which regulate the media and telecommunications industries, would have broad discretion in dealing with such violations, including:

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

We conduct our business through agreements with our strategic partners. Under these agreements, we provide services to our strategic partners in return for a fee from, or the exclusive rights to sell advertising for, our strategic partners. If any of these agreements is found to be in violation of any existing or future PRC laws or regulations, we would have to terminate our operation under that particular agreement or otherwise restructure our operation to bring it into compliance with the relevant laws or regulations. In addition, the relevant PRC regulatory authorities may impose further penalties. Any of these consequences could have a material and adverse effect on our operations.

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

We rely on contractual arrangements with several affiliated PRC entities and their shareholders to operate our businesses. See “Item 4.C. Information on the Company — Organizational Structure — Our corporate structure and contractual arrangements.” We believe these contractual arrangements are valid, binding and enforceable, and will not result in any violation of PRC laws or regulations currently in effect. These contractual arrangements may not be as effective in providing us with control over these entities as direct ownership. If we had direct ownership of these entities, we would be able to exercise our rights as a shareholder to effect changes in the boards of directors of these entities, which in turn could effect changes, subject to any applicable fiduciary obligations, at the management level. However, if any of these entities or any of their subsidiaries or their shareholders fails to perform its or his respective obligations under these contractual arrangements, we may not be able to enforce the relevant agreements if the agreements are ruled in violation of the PRC laws as mentioned above, even if the contracts are otherwise legal and valid. We may have to incur substantial costs and resources to enforce them, and seek legal remedies under PRC law, including specific performance or injunctive relief, and claiming damages, which may not be effective. Accordingly, it may be difficult for us to change our corporate structure or to bring claims against any of these entities if they do not perform their obligations under their contracts with us.

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

The shareholders of our PRC affiliated entities may breach or cause our PRC affiliated entities and their subsidiaries to breach or refuse to renew the existing contractual arrangements that allow us to effectively control our PRC affiliated entities and their subsidiaries, and receive economic benefits from them. In addition, conflicts may arise between the dual roles of the shareholders of our PRC affiliated entities as shareholders and as our employees. We cannot assure you that when conflicts of interest arise, they will act in the best interests of our company or that conflicts of interests will be resolved in our favor. We do not have existing arrangements to address potential conflicts of interest between these individuals and our company. We have made long-term loans to these shareholders to help them fund the initial capitalization, additional capitalization or purchase of those entities. The security on the loans is limited to their pledge of the shares of those affiliates. According to the PRC Property Rights Law, effective as of October 1, 2007, and Measures for the Registration of Equity Pledge with the Administration for Industry and Commerce, effective as of October 1, 2008, however, such pledge will be effective upon registration with the relevant administration for industry and commerce. We are still in the process of applying for such registration. The refusal of the relevant administration for industry and commerce to register these pledges may allow the shareholders to dishonor their pledges to us and re-pledge the shares to another entity or person. We rely on these individuals to abide by the contract laws of China and honor their contracts with us. If we cannot resolve any conflicts of interest or disputes between us and the shareholders of our PRC affiliated entities, we would have to rely on legal proceedings, which could result in disruption of our business. There is also substantial uncertainty as to the outcome of any such legal proceedings.

Moreover, some of the subsidiaries of these entities have minority shareholders and we may not be permitted to enter into contracts to receive economic benefits from the entities because these contracts may not be on an arm’s length basis. If we are unable to enter into these contractual arrangements, we may attempt to receive dividends through the shareholders of these entities, but the minority shareholders may also be entitled to their share of dividends. Any inability to transfer economic benefits from our affiliated entities to us may have an adverse effect on our business, and on our ability to pay dividends to our shareholders, including our ADS holders.

Contractual arrangements we have entered into with our subsidiaries and affiliated entities or acquisitions of offshore entities that conduct PRC operations through affiliates in China may be subject to scrutiny by the PRC tax authorities, and we may have to pay additional taxes or be found ineligible for a tax exemption.

Under PRC law, arrangements and transactions among related parties may be subject to audit or challenge by the PRC tax authorities. If any of the transactions we have entered into with our subsidiaries and affiliated entities are found not to be on an arm’s length basis, or to result in an unreasonable reduction in tax under PRC law, the PRC tax authorities have the authority to disallow our tax savings, adjust the profits and losses of our respective PRC entities and assess late payment interest and penalties. In addition, we have not paid, nor have we recorded any deferred tax liability attributable to the undistributed earnings in our affiliated entities. We believe such undistributed earnings can be distributed in a manner that would not be subject to tax and we are in the process of working with our tax consultant on a group restructuring plan to address this issue. However, a finding by the PRC tax authorities that we are ineligible for any such tax savings we may achieve, or that any of our affiliated entities are not eligible for their tax exemptions, would substantially increase our taxes owed and reduce our net income and the value of your investment. In addition, in the event that in connection with some of our acquisitions of offshore entities that conducted their PRC operations through their affiliates in China, the sellers of such entities failed to pay any taxes required under PRC law, the PRC tax authorities may require us to pay the tax, together with late-payment interest and penalties. The occurrence of any of the foregoing could have a negative impact on our financial condition, results of operations and cashflow from operations.

Certain of our PRC operating companies or strategic partners have previously engaged or may currently engage in activities without appropriate licenses or approvals or outside the authorized scope of their business licenses or permitted activities. This could subject those companies to fines and other penalties, which could have a material adverse effect on our business.

Some of our operating companies or strategic partners have previously engaged or may currently engage in activities without appropriate licenses or approvals or outside the authorized scope of their business licenses or permitted activities. If we or our strategic partners do not receive any necessary licenses or approvals, broaden the authorized business scope or narrow the scope of the activities as appropriate, we or the relevant strategic partner may have to cease the operations or contract our operations to third parties who hold the appropriate licenses. In addition, counterparties to contracts we make when engaging in activities that require licenses may legally default on those contracts if we or the relevant strategic partner do not possess the appropriate licenses. The occurrence of any of these events would have an adverse effect on our business, results of operations and cashflow from operations.

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

Current PRC regulations permit our subsidiaries to pay dividends to us only out of their accumulated profits, if any, determined in accordance with Chinese accounting standards and regulations. In addition, each of our subsidiaries and affiliated entities in China is required to set aside at least 10% of its after-tax profits each year, if any, to fund a statutory reserve until such reserve reaches 50% of its registered capital. These reserves are not distributable as dividends. Furthermore, if our subsidiaries and affiliated entities in China incur debt on their own behalf in the future, the loan agreements governing that debt may restrict their ability to pay dividends or make other payments to us. In addition, the PRC tax authorities may require us to adjust our taxable income under the contractual arrangements we currently have in place in a manner that would materially and adversely affect our subsidiaries’ ability to pay dividends and other distributions to us. Any limitation on the ability of our subsidiaries and affiliated entities to distribute dividends or other payments to us could materially limit our ability to grow, make investments or acquisitions that could be beneficial to our businesses, or otherwise fund and conduct our business.

We may be treated as a resident enterprise for PRC tax purposes and our global income may be subject to PRC tax under the new PRC tax law, which would have a material adverse effect on our results of operations.

Under the Enterprise Income Tax Law enacted by the National People’s Congress of China and the Implementation Regulations of the Enterprise Income Tax Law, or collectively, the New EIT Law, both of which became effective on January 1, 2008, an enterprise established outside of the PRC with “de facto management bodies” within the PRC is considered a resident enterprise and is subject to the enterprise income tax at the rate of 25% on its global income. “De facto management bodies” is defined as the bodies that have material and overall management and control over the business, personnel, accounts and properties of the enterprise. If the PRC tax authorities determine that we and our subsidiaries established outside of China should be classified as resident enterprises, then our global income will be subject to the enterprise income tax at the rate of 25%, which would have a material adverse effect on our business, financial condition, results of operations and cashflow from operations. The New EIT Law further provides an exemption from enterprise income tax for dividends distributed between qualified resident enterprises, which means the investment income derived by resident enterprises from direct investment in other resident enterprises, other than investment income from circulating stocks issued publicly by resident enterprises and traded on stock exchanges where the holding period is less than 12 months. As the term “resident enterprises” has not been fully clarified by the relevant authorities, we cannot assure you that if we and our subsidiaries established outside of China were deemed to be resident enterprises, the dividends distributed by our subsidiaries incorporated in China as foreign-invested enterprises to their direct shareholders would be regarded as dividends distributed between qualified resident enterprises, and be exempt from the enterprise income tax.

In addition, even if we and our subsidiaries established outside of China are not deemed to be resident enterprises, they still may be regarded as “non-resident enterprises,” and under the New EIT Law dividends payable by a foreign-invested enterprise in China to a foreign investor that is a non-resident enterprise will be subject to a 10% withholding tax unless the foreign investor’s jurisdiction of incorporation has a tax treaty with China that provides for a different withholding arrangement. The direct shareholders of our subsidiaries incorporated in China as foreign-invested enterprises are located either in the British Virgin Islands or Hong Kong. The British Virgin Islands does not have such a tax treaty with China, while according to the Mainland and Hong Kong Special Administrative Region Arrangement on Avoiding Double Taxation or Evasion of Taxation on Income agreed between China and Hong Kong in August 2006, dividends paid by a foreign-invested enterprise in China to its direct holding company in Hong Kong will be subject to withholding tax at a rate of no more than 5% (if the foreign investor owns directly at least 25% of the shares of the foreign-invested enterprise).

The imposition of withholding tax on dividends payable by our PRC subsidiaries to us, or the imposition of PRC tax on our global income as a “resident enterprise” registered outside the PRC under the New EIT law could have a material adverse effect on our financial condition, results of operations and cashflow from operations.

Our foreign ADS holders may be subject to PRC withholding tax on dividends payable by us and on gains realized on the sale of our ADSs, if we are classified as a PRC “resident enterprise.”

Under the New EIT Law, withholding tax at a rate of 10% is applicable to dividends payable to investors that are “non-resident enterprises,” which do not have an establishment or place of business in the PRC, or which have such establishment or place of business but the relevant income is not effectively connected with the establishment or place of business, to the extent such interest or dividends have their sources within the PRC unless such non-resident enterprise can claim treaty protection. Similarly, any gain realized on the transfer of ADSs or shares by such investors is also subject to a 10% withholding tax if such gain is regarded as income derived from sources within the PRC. Since the New EIT Law is relatively new and ambiguous in certain aspects, there is uncertainty as to whether the dividends we pay with respect to our ordinary shares or ADSs, or the gain you may realize from the transfer of our ordinary shares or ADSs, would be treated as income derived from sources within the PRC and be subject to PRC withholding tax. If we are required under the New EIT Law to withhold PRC income tax on such dividends or your gains realized on the sales of our ADSs, your investment in our ADSs may be materially and adversely affected.

The PRC government may prevent us or our strategic partners from producing or distributing, and we or they may be subject to liability for, content that it believes is inappropriate.

The media sector in China is highly regulated and closely monitored by various government agencies, in particular the State Administration of Radio, Film and Television. China has enacted laws and regulations governing the production and distribution of news, information or other content. In the past, the PRC government has prohibited the production or distribution of information or content that it believes violates PRC law and the media entities in breach of such laws have been severely reprimanded. The State Administration of Radio, Film and Television continues to promulgate new regulations which prohibit information and content from being distributed through the media. Inappropriate content includes, among others, information that threatens the unity, sovereignty and territorial integrity of the PRC, endangers national security, incites violence and uprising, propagates obscenity or undermines public morality.

It may be difficult to determine the type of content that may result in liability. Censorship is carried out on a case by case basis, often without consistency between the cases and without explanation. If any of our content or the content of our strategic partners is deemed to have violated any of such content restrictions, we or they would not be able to continue to create or distribute such content and could be subject to penalties, including confiscation of income, fines, suspension of our business and revocation of licenses for operating media services, which would materially and adversely affect our business, financial condition, results of operations and cashflow from operations.

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

We and our strategic partners are obligated under PRC laws and regulations to monitor the advertising content that is shown, displayed or printed on any of our or their media outlets for compliance with applicable law. In addition, for advertising content related to specific types of products and services, such as alcohol, cosmetics, pharmaceuticals and medical facilities, we and our strategic partners are required to confirm that the advertisers have obtained requisite government approvals, including the advertisers’ operating qualifications, proof of quality inspection of the advertised products, and government pre-approval of the contents of the advertisement and filing with the local authorities. We and, to our best knowledge, our strategic partners, employ qualified advertising inspectors who are trained to review advertising content for compliance with relevant PRC laws and regulations, and we endeavor to comply, and encourage our strategic partners to take measures to comply, with such requirements, by methods including requesting relevant documents from the advertisers.

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

PRC laws require entities providing securities investment advisory services to the public to obtain a securities advisory permit from the China Securities Regulatory Commission, or the CSRC. As we do not have this permit, if we or any of our subsidiaries are found to be in violation of PRC laws and regulations relating to the provision of securities investment advisory services, the relevant PRC regulatory authorities would have broad discretion in dealing with such violations, including imposing monetary penalties on us, or forcing us to pursue more limited business objectives that do not include offering financial data and media services. Therefore, if the CSRC were to conclude that we provide securities investment advisory services, we could suffer severe disruption to our business operations and lose a substantial portion of our revenue.

Control or significant influence by our existing shareholders may limit your ability to affect the outcome of decisions requiring the approval of shareholders.

As of March 31, 2009, XFL, Yucaipa Global Partnership Fund L.P., or Yucaipa, Patriarch Partners Media Holdings, LLC, or Patriarch Partners and Dragon Era Limited beneficially own approximately 32.9%, 13.8%, 6.7% and 5.8% of the outstanding shares of our equity, respectively. Ms. Fredy Bush, our Chief Executive Officer and Chairman, has control over Dragon Era Limited. Accordingly, XFL, Ms. Bush, Yucaipa and Patriarch Partners may have significant influence in determining the outcome of any corporate transaction or other matter submitted to the shareholders for approval, including mergers, consolidations, the sale of all or substantially all of our assets, election of directors and other significant corporate actions. They will also have significant influence in preventing or causing a change in control. In addition, without their consent, we may be prevented from entering into transactions that could be beneficial to us. Their interests may differ from the interests of our other shareholders.

Risks Related to Doing Business in China

Adverse changes in economic and political policies of the PRC government could have a material adverse effect on the overall economic growth of China, which could adversely affect our business.

We conduct substantially all of our business operations in China. As the media industry is highly sensitive to business and personal discretionary spending levels, it tends to decline during general economic downturns. Accordingly, our results of operations, financial condition and prospects are subject to a significant degree to economic, political and legal developments in China. China’s economy differs from the economies of most developed countries in many respects, including with respect to the amount of government involvement, level of development, growth rate, control of foreign exchange and allocation of resources. While the PRC economy has experienced significant growth in the past 20 years, growth has been uneven across different regions and among various economic sectors of China. The PRC government has implemented various measures to encourage economic development and guide the allocation of resources. While some of these measures benefit the overall PRC economy, they may also have a negative effect on us. For example, our financial condition and results of operations may be adversely affected by government control over capital investments or changes in tax regulations that are applicable to us. As the PRC economy is increasingly intricately linked to the global economy, it is affected in various respects by downturns and recessions of major economies around the world, such as the recent financial services and economic crises of these economies. The various economic and policy measures the PRC government enacts to forestall economic downturns or shore up the PRC economy could affect our business.

The PRC economy has been transitioning from a planned economy to a more market-oriented economy. Although the PRC government has implemented measures since the late 1970s emphasizing the utilization of market forces for economic reform, the reduction of state ownership of productive assets and the establishment of improved corporate governance in business enterprises, a substantial portion of productive assets in China is still owned by the PRC government. In addition, the PRC government continues to play a significant role in regulating industry development by imposing industrial policies. The PRC government also exercises significant control over China’s economic growth through the allocation of resources, controlling payment of foreign currency-denominated obligations, setting monetary policy and providing preferential treatment to particular industries or companies. Since late 2003, the PRC government implemented a number of measures, such as raising interest rates and bank reserve requirements to place additional limitations on the ability of commercial banks to make loans, in order to contain the growth of specific segments of China’s economy that it believed to be overheating. These actions, as well as future actions and policies of the PRC government, could materially affect our liquidity and access to capital and our ability to operate our business.

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

Our business could be materially and adversely affected by the outbreak of swine flu, avian flu, severe acute respiratory syndrome or another epidemic, or an act of terrorism. From time to time, there have been reports on the occurrences of avian flu in various parts of China, including a few confirmed human cases and deaths. Any prolonged recurrence of avian flu, severe acute respiratory syndrome or other adverse public health developments in China or elsewhere in Asia, including an outbreak of swine flu, may have a material and adverse effect on our business operations. In addition, terrorist attacks, such as those that took place on September 11, 2001, geopolitical uncertainty and international conflicts, could have an adverse effect on our business operations. Any of these events could adversely affect China’s economy and cause an immediate and prolonged drop in consumer demand, especially consumer demand for luxury or non-essential goods and services. As we operate in the media and advertising industries in affluent areas and many of the products we advertise are luxury or non-essential goods and services, an immediate and prolonged drop in consumer demand, especially that for luxury or non-essential goods and services, could severely disrupt our business operations and adversely affect our results of operations.

The regulations on mergers and acquisitions of PRC enterprises may delay or inhibit our ability to complete certain mergers and acquisitions and expand our business or maintain our market shares.

On August 8, 2006, six PRC regulatory agencies, namely, the Ministry of Commerce, the State Assets Supervision and Administration Commission, the State Administration for Taxation, the State Administration for Industry and Commerce, the CSRC, and the PRC State Administration of Foreign Exchange, or SAFE, jointly adopted the Regulations on Mergers and Acquisitions of Domestic Enterprises by Foreign Investors, or the New M&A Rule, which became effective on September 8, 2006. This New M&A Rule purports, among other things, to require offshore special purpose vehicles formed for overseas listing purposes through acquisitions of PRC domestic companies and controlled by PRC companies or individuals, to obtain the approval of the CSRC prior to publicly listing their securities on an overseas stock exchange. The New M&A Rule also established additional procedures and requirements that could make merger and acquisition activities by foreign investors more time-consuming and complex, including requirements in some instances that the Ministry of Commerce be notified in advance when a foreign investor acquires equity or assets of a PRC domestic enterprise. Complying with the requirements of the New M&A Rule to complete such transactions could be time-consuming, and any required approval processes, including obtaining approval from the Ministry of Commerce, may delay or inhibit our ability to complete such transactions, which could affect our ability to expand our business or maintain our market share.

In addition, according to the New M&A Rule and other PRC rules regarding foreign exchange, an offshore company’s shares can be used as consideration for the acquisition of a domestic PRC company’s equity only under very limited circumstances and prior approval from the Ministry of Commerce must be obtained before such a share swap could be done. When we acquired control of certain of our PRC affiliates, we issued and promised to issue class A common shares to PRC citizens or to offshore entities beneficially owned by PRC citizens or entities, in exchange for each of them entering into a non-competition agreement on transferring the equity interests in the offshore companies, which have the contractual arrangements with the PRC affiliates. We believe that even though under PRC law the transaction of entering into such a non-competition agreement or transferring the equity interests in the offshore companies and the acquisition of the corresponding affiliated entity are regarded as separate transactions, the PRC governmental agencies may consider that the shares issued for a non-competition agreement or the equity transfer of an offshore company that has the contractual agreement with the PRC companies are in substance part of the consideration for the corresponding acquisition of domestic equities because we have accounted for them as if they are related transactions, and therefore may take the view that we have acquired the equity of domestic companies by using offshore shares as consideration without prior approval of the Ministry of Commerce and are therefore in violation of the PRC laws. In such an event, we may face sanctions by the Ministry of Commerce, the State Administration of Foreign Exchange, and the State Administration for Taxation.

We have grown our business in part by acquiring complementary businesses and we plan to do so in the future. Complying with the requirements of the New M&A Rule to complete such transactions could be time-consuming, and any required approval processes, including obtaining approval from the Ministry of Commerce, may delay or inhibit our ability to complete such transactions, which could affect our ability to expand our business or maintain our market share.

Recent PRC regulations relating to offshore investment activities by PRC residents may increase our administrative burden and restrict our domestic, overseas and cross-border investment activity. If our shareholders who are PRC residents fail to make any required applications and filings under such regulations, we may be unable to distribute profits and may become subject to liability under PRC laws.

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

We have notified our shareholders and the shareholders of the offshore entities in our corporate group who are PRC residents, to urge them to make the necessary applications and filings as required under these regulations and under any implementing rules or approval practices that may be established under these regulations. However, as a result of the newness of the regulations, lack of implementing rules and uncertainty concerning the reconciliation of the new regulations with other approval requirements, it remains unclear how these regulations, and any future legislation concerning offshore or cross-border transactions, will be interpreted, amended and implemented by the relevant government authorities. We attempt to comply, and attempt to ensure that our shareholders who are subject to these regulations comply, with the relevant rules. However, we cannot provide any assurances that all of our shareholders who are PRC residents will comply with our request to make or obtain any applicable registration or approvals required by these regulations or other related legislation. The failure or inability of our PRC resident shareholders to receive any required approvals or make any required registrations may subject us to fines and legal sanctions, restrict our overseas or cross-border investment activities, limit our PRC subsidiaries’ ability to make distributions or pay dividends or affect our ownership structure, as a result of which our acquisition strategy and business operations and our ability to distribute profits to you could be materially and adversely affected.

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

The value of the RMB against the U.S. dollar and other currencies may fluctuate and is affected by, among other things, changes in political and economic conditions and China’s foreign exchange policies. On July 21, 2005, the PRC government changed its decade-old policy of pegging the value of the RMB to the U.S. dollar. Under the new policy, the RMB is permitted to fluctuate within a managed band based on market supply and demand and by reference to a basket of certain foreign currencies. This change in policy caused the Renminbi to appreciate approximately 21.3% against the U.S. dollar over the following three years. Since reaching a high against the U.S. dollar in July 2008, however, the Renminbi has traded within a narrow band against the U.S. dollar, remaining within 1% of its July 2008 high but never exceeding it. As a consequence, the Renminbi has fluctuated sharply since July 2008 against other freely traded currencies, in tandem with the U.S. dollar. For example, the Renminbi appreciated approximately 27% against the Euro between July 2008 and November 2008. It is difficult to predict how long the current situation may last and when and how it may change again.

Our revenues and costs are mostly denominated in RMB, while a significant portion of our financial assets are denominated in U.S. dollars. We rely substantially on dividends and other fees paid to us by our subsidiaries and affiliated entities in China. Any significant appreciation of RMB against the U.S. dollar may materially and adversely affect our cashflows, revenues, earnings and financial position, and the value of, and any dividends payable on, our ADSs in U.S. dollars. For example, an appreciation of RMB against the U.S. dollar would make any new RMB denominated investments or expenditures more costly to us, to the extent that we need to convert U.S. dollars into RMB for such purposes.

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

Our ADSs are currently at risk for delisting from the Nasdaq Global Market. Delisting could adversely affect the liquidity of our ADSs and the market price of our ADSs could decrease, and our ability to obtain adequate financing for the continuation of our operations would be substantially impaired.

Our ADSs are currently listed on the Nasdaq Global Market. The Nasdaq Stock Market LLC, or Nasdaq, has minimum requirements that a company must meet in order to remain listed on the Nasdaq Global Market. These requirements include maintaining a minimum closing bid price of $1.00 per share, and the closing bid price of our ADSs on April 24, 2009 was $0.58 per ADS. These requirements also include maintaining a minimum market value of publicly held shares, and, as of April 24, 2009, we met this minimum requirement. Although Nasdaq has temporarily suspended the minimum closing bid price and minimum market value of publicly held shares requirements until July 19, 2009, there can be no assurance that we will meet these requirements after such date, and it is possible that Nasdaq may notify us prior to July 19, 2009 that we have failed to meet the minimum listing requirements that have not been suspended and may initiate the delisting process. If our ADSs are delisted, the liquidity of our ADSs would be adversely affected, the market price of our ADSs could further decrease, and our ability to obtain adequate financing for the continuation of our operations would be substantially impaired. Delisting may also cause us to default under a credit agreement we entered into in October 2008, which could have a material adverse effect on our financial condition, results of operations or cashflow from operations.

Substantial future sales or perceived sales of our ADSs in the public market could cause the price of our ADSs to decline.

Sales of our ADSs in the public market, or the perception that these sales could occur, could cause the market price of our ADSs to decline. Immediately after completion of our initial public offering, we had 23,076,923 ADSs outstanding. All ADSs sold in the initial public offering are freely transferable without restriction or additional registration under the Securities Act of 1933, as amended, or the Securities Act. The remaining ADSs outstanding after the initial public offering are currently available for sale, subject to volume and other restrictions as applicable under Rule 144 and Rule 701 of the Securities Act.

You may not have the same voting rights as the holders of our common shares and may not receive voting materials in time to be able to exercise your right to vote.

Except as described in this filing and in the deposit agreement, holders of our ADSs will not be able to exercise voting rights attaching to the shares represented by our ADSs on an individual basis. Holders of our ADSs will appoint the depositary or its nominee to vote the shares represented by the ADSs. You may not receive voting materials in time to instruct the depositary to vote and it is possible that you, or persons who hold their ADSs through brokers, dealers or other third parties, will not have the opportunity to exercise a right to vote. Upon our written request, the depositary will mail to you a shareholder meeting notice which contains, among other things, a statement as to the manner in which your voting instructions may be given, including an express indication that such instructions may be given or deemed given to the depositary to give a discretionary proxy to a person designated by us if no instructions are received by the depositary from you on or before the response date established by the depositary. However, no voting instruction shall be deemed given and no such discretionary proxy shall be given with respect to any matter as to which we inform the depositary that (i) we do not wish such proxy given, (ii) substantial opposition exists, or (iii) such matter materially and adversely affects the rights of shareholders.

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

As a result of the above, public shareholders of our company may have more difficulty protecting their interests in the face of actions taken by management, members of the board of directors or controlling shareholders of our company than they would as shareholders of a U.S. public company.

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

We have included the following provisions in our new articles that may have the effect of delaying or preventing a change of control of our company:

•	Our board of directors has the authority to establish from time to time one or more series of preferred shares without action by our shareholders and to determine, with respect to any series of preferred shares: the terms and rights of that series, including the designation of the series; the number of shares of the series; the dividend rights, dividend rates, conversion rights, voting rights; and the rights and terms of redemption and liquidation preferences.

•	Our board of directors may issue series of preferred shares without action by our shareholders to the extent available authorized but unissued preferred shares exist. Accordingly, the issuance of preferred shares may adversely affect the rights of the holders of the common shares. Issuance of preference shares may dilute the voting power of holders of common shares.

•	Subject to applicable regulatory requirements, our board of directors may issue additional common shares without action by our shareholders to the extent available authorized but unissued shares exist.

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

We may be classified as a passive foreign investment company, which could result in adverse U.S. federal income tax consequences to U.S. Holders of our ADSs or common shares.

Based on the market price of our ADSs, the value of our assets, and the composition of our income and assets, although not free from doubt, we do not believe that we were a passive foreign investment company, or PFIC, for U.S. federal income tax purposes for our taxable year ended December 31, 2008. However, the application of the PFIC rules is subject to uncertainty in several respects, including how the contractual arrangements between us and our affiliated entities will be treated for purposes of the PFIC rules, and we cannot assure you that the U.S. Internal Revenue Service will not take a contrary position. A non-U.S. corporation will be a PFIC for any taxable year if either (i) at least 75% of its gross income for such year is passive income or (ii) at least 50% of the value of its assets (based on an average of the quarterly values of the assets) during such year is attributable to assets that produce passive income or are held for the production of passive income. We must make a separate determination after the close of each taxable year as to whether we were a PFIC for that year. Because the value of our assets for purposes of the PFIC test will generally be determined by reference to the market price of our ADSs and common shares, our PFIC status will depend in large part on the market price of the ADSs and common shares, which may fluctuate significantly. We believe there is a significant risk that we will be a PFIC for the current taxable year ending December 31, 2009 and for future taxable years, unless the market price of our ADSs increases or we reduce the amount of cash and other passive assets we hold relative to the amount of non-passive assets we hold. If we are a PFIC for any taxable year during which a U.S. Holder (as defined in “Item 10.E. Additional Information — Taxation — United States Federal Income Taxation”) holds an ADS or a common share, certain adverse U.S. federal income tax consequences could apply to such U.S. Holder. See “Item 10.E. Additional Information — Taxation — United States Federal Income Taxation — Passive Foreign Investment Company.”

We incur increased costs as a result of being a public company.

As a public company, we incur a significantly higher level of legal, accounting and other expenses than we did as a private company. In addition, the Sarbanes-Oxley Act of 2002, as well as new rules subsequently implemented by the Securities and Exchange Commission and the Nasdaq Stock Market LLC, have required changes in corporate governance practices of public companies. These new rules and regulations may increase our legal and financial compliance costs and make certain activities more time-consuming and costly. As a result of becoming a public company, we have established additional board committees and adopted and implemented additional policies regarding internal controls over financial reporting and disclosure controls and procedures. In particular, compliance with Section 404 of the Sarbanes-Oxley Act, which requires public companies to include a report of management on the effectiveness of such company’s internal control over financial reporting, will increase our costs. In addition, we incur costs associated with public company reporting requirements, such as the requirements to file filings and other event-related reports with the Securities and Exchange Commission. We also expect the rules and regulations that govern public companies to make it more difficult and more expensive for us to obtain director and officer liability insurance, and we may be required to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage.

Item 4.	Information on the Company

A.	History and Development of the Company

We were incorporated on November 7, 2005 in the Cayman Islands as an exempted company limited by shares and our affairs are governed by the Companies Law, Cap. 22 (Law 3 of 1961, as consolidated and revised) of the Cayman Islands. In February 2009, we changed our name from “Xinhua Finance Media Limited” to “Xinhua Sports & Entertainment Limited,” following shareholder approval obtained on January 15, 2009, to sharpen our focus on sports and entertainment media. We changed our trading symbol on the NASDAQ Global Market to “XSEL” on March 2, 2009.

We have grown significantly since our inception primarily through the acquisition of assets and businesses and the development of distribution rights. For a detailed description of our acquisitions, see “Item 5.A. Operating and financial review and prospects — Operating Results — Acquisitions.”

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

Our Internet website is www.xsel.com. The information contained on our website is not part of this or any other report filed with or furnished to the SEC. We make available free of charge on our website our annual reports on Form 20-F and any amendments to such reports as soon as reasonably practicable following the electronic filing of such reports with the SEC. In addition, we provide electronic or paper copies of our filings free of charge upon request.

B.	Business Overview

We are a leading media group in China with a focus on sports and entertainment. Catering to a vast audience of young and upwardly mobile consumers, we believe we are well-positioned in China with our unique content and access. Through our key international partnerships, we are able to offer our target audience the content they demand — premium sports and quality entertainment. Through our Chinese partnerships, we are able to deliver this content across a broad range of platforms, including television, Internet, mobile phones and other multimedia assets in China.

We have developed an integrated platform of advertising resources across television, Internet, mobile phones, radio, newspapers, magazines, university campuses, and other media outlets. Through these outlets, we provide a total solution empowering clients at every stage of the media process linking advertisers with China’s young and upwardly mobile demographic to reach the desired audience in China.

We were incorporated on November 7, 2005 in the Cayman Islands. We have grown significantly since our inception, primarily through the acquisition of assets, businesses and the development of distribution rights. In February 2009, we changed our name from “Xinhua Finance Media Limited” to “Xinhua Sports & Entertainment Limited,” following shareholder approval obtained on January 15, 2009, to sharpen our focus on sports and entertainment media. We changed our trading symbol on the NASDAQ Global Market to “XSEL” on March 2, 2009. As we extend our focus to sports and entertainment media, we anticipate our coverage of finance, and our finance media business, to decrease over time.

Our business operates across three groups:

•	Broadcast, which refers to the sale of advertising and the production of content for and the distribution of our programming through television and radio channels, as well as the new media mobile value-added services we provide to mobile phone users in China. Our media platforms include Inner Mongolia Satellite

Television, the Shaanxi Satellite TV Channel, EasyFM 91.5 of Beijing and other radio channels throughout China. Our Broadcast Group also produces Fight Weekend, The Scene and the Fortune China series and engages in the production and distribution of bilingual radio content. With our business partners, we are in the process of building four premium tier digital pay television channels to tap into the rapidly growing digital Chinese television market;

•	Print, which refers to our exclusive rights to sell advertising for and provide management and information consulting services to the magazines Money Journal and Chinese Venture and the newspaper the Economic Observer; and

•	Advertising, which refers to our advertising agency that plans, creates and places advertising for websites, television, print media, radio, campus billboards and outdoor media, as well as online advertising sales, our provision of below-the-line marketing services, and our research services on products, advertisements and markets.

We generate revenue principally by producing and selling advertising time and space on broadcast and print distribution platforms and outdoor billboards, selling produced television programs and by providing advertising services.

Name change and our sports and entertainment strategies

In February 2009, we changed our name from “Xinhua Finance Media Limited” to “Xinhua Sports & Entertainment Limited,” following shareholder approval obtained on January 15, 2009.

Positioned to offer advertisers an effective platform to reach the young, upwardly mobile and desirable demographic in China, we have been growing our media platform and business to a larger spectrum beyond financial products and services. We believe that sports broadcasting and entertainment offer strong growth prospects and high margins in the China market and sports and entertainment are the most logical extensions of our business model in terms of margin and sales growth. Coinciding with the sports and entertainment investments we have made in China, our new corporate name more accurately reflects our new corporate identity.

The initiatives we implemented that created the foundation for our sports and entertainment strategies include:

Sports

•	We were the only media outlet to offer a nationwide, free to air, live broadcast of the National Football League (NFL) Superbowl XLII in February 2008;

•	We obtained the exclusive China media rights for the UEFA Europa League (formerly the UEFA Cup) during the 2009-2012 period;

•	We purchased an equity stake in the All Sports Network, “ASN,” giving us exclusive distribution rights via mobile, television, Internet and radio for ASN’s content in China. ASN’s content includes National Collegiate Athletic Association (NCAA), National Hockey League (NHL), extreme sports, motor racing and other top quality sports programming;

•	We are in the process of acquiring four premium PayTV channels, with two of the channels to be repositioned as premium tier sports channels;

•	We signed a long-term advertising and content agreement with Shaanxi TV Station in relation to Shaanxi Satellite TV Channel, which we expect to use for sports programming; and

•	We entered into a long term contract with CSI Sports for Fight Sports programming giving us exclusive rights in China to their library. CSI Sports is the owner of one of the largest fight libraries in the world with a wide variety of fight programs worldwide.

Entertainment

•	We founded a subsidiary, Xinhua Media Entertainment, which will structure, finance and execute co-production films deals in China in association with China Film Group and major Hollywood studios;

•	We announced a slate of five films due to be co-produced in the next three years;

•	We entered a cooperative agreement with Youth Media Hong Kong to deploy and market a campus network for distribution of video material, including sports content, to colleges and universities throughout China; and

•	We acquired 20-year exclusive advertising rights, with an option to extend for an additional 10-years, to the China Youth Net web portal, “www.youth.cn,” one of China’s top youth websites, and 50 associated sites to which we plan to contribute sports video, e-commerce and career advertisements.

Our products and services

Broadcast

Television

We have a strategic partnership with Shanghai Camera Media Investment Ltd., or Shanghai Camera. Shanghai Camera has the exclusive rights to sell advertising for Inner Mongolia Satellite Television and provides most of its content. We provide consulting and advisory services to Shanghai Camera, including the production or sourcing of the content and sourcing of advertisements. For more information on these arrangements, see “— Arrangements with partners and suppliers — Agreements regarding Shanghai Camera.”

Inner Mongolia Satellite Television is the satellite channel of the Inner Mongolia Autonomous Region, one of the 35 satellite television channels in China operated by regional authorities. China also has 15 terrestrial television channels operated by China Central Television. Shanghai Camera’s programming is distributed by Inner Mongolia Satellite Television to cities where it has landing rights. Inner Mongolia Satellite Television reaches provincial capital cities and other major cities in 30 of the 34 political subdivisions of the PRC, including Beijing, Shanghai, Guangzhou, Hong Kong and Macau.

We have a long-term advertising and content agreement with Shaanxi TV Station in relation to Shaanxi Satellite TV Channel (“SXTV”). SXTV is a free-to-air TV channel covering a population of approximately 600 million across all 35 provincial and tier-one cities in China. The agreement gives us the exclusive right to provide advertising services to, and the right to provide content for, SXTV.

Sports Programming

We have exclusive rights to ASN’s full channel programming in China on both broadband and television. ASN’s content includes NCAA, NHL, extreme sports, motor racing and other top quality programming.

We have also entered into a long term exclusive deal with CSI Sports to acquire the rights for their library and future Fight Sports channel in China. CSI Sports is a distributor of Fight Sports programming to sports networks around the globe, and reaches over 50 channels in over 100 countries. CSI Sports has rights to high profile fight programming such as HBO’s Championship Boxing, Ultimate Fighting Championship, World Extreme Cagefighting and both BodogFIGHT and K-1, which are mixed martial arts programs. CSI Sports is the owner of the largest and most prestigious fight library with the widest variety of fight programs worldwide including mixed martial arts, championship boxing, kickboxing, martial arts and specialty fight programs. The library includes one of the largest and most prestigious mixed martial arts series in high definition (1080i) and some of the most exciting championship boxing events featuring fighters such as Mike Tyson, Lennox Lewis, Oscar De La Hoya, George Foreman and many more.

We have also acquired the exclusive Chinese language rights across all platforms for the UEFA Europa Cup (formerly the UEFA Cup) for season 2009-2010, 2010-2011 and 2011-2012. The UEFA Cup is Europe’s oldest club soccer competition with teams from across Europe and the U.K. competing for the title.

The Scene

We produce a popular reality television show, The Scene, which takes on a unique perspective on the everyday lives of ordinary urban Chinese. The target marked for the show is urban females. Aired daily, participants of the show discuss their lives and share their hopes, aspirations and hardships. The Scene launched in April 2008, and its ratings have increased each quarter.

Fortune China programs

We produce the Fortune China series of financial television programs. The Fortune China series focuses on financial and investment related information and analysis and includes interviews with influential business people and industry experts. The shows target China’s upwardly mobile demographic, the members of which have a keen interest in investment. We currently produce six different programs under the Fortune China name, all of which are broadcast on Inner Mongolia Satellite Television.

Radio

We have a strategic partnership with China Radio International’s exclusive advertising agent, under which we have the exclusive rights to sell advertising for and the right to provide content to China Radio International’s EasyFM 91.5 of Beijing. We also have the exclusive rights to sell advertising for and the rights to provide content to several radio channels of the Guangdong People’s Radio Station, including Channel FM103.6, serving Guangzhou and the northern and eastern parts of the Guangdong Province, Channel FM90.0, serving the western part of the Guangdong Province, and Channel FM107.7, serving the entire province with a focus on the Pearl River Delta region. Through our affiliated entity, Beijing Century Media, we recently obtained the exclusive rights to sell advertising for Sports Channel FM94.0 of Shanghai, Channel FM96.6 of Wuhan and 11 other radio channels throughout Hubei province. We maintain radio studios in Shanghai and Beijing that are responsible for advertisement and program production. Through our agreements with EasyFM, the Guangdong People’s Radio Station, and other radio channels throughout China, we reach an audience of 125 million people.

Mobile interactive service

We operate our wireless mobile value-added new media service platforms nationwide through our affiliate entity Beijing Mobile Interactive Co., Ltd., or M-in. M-in’s wide range of mobile capabilities includes wireless application protocol, or WAP, short message service text messaging, or SMS, multimedia messaging service, or MMS, interactive voice response, or IVR, JAVA-based software applications including online gaming, and color ring back tone, which are variously supported by major mobile telecommunication operators in China.

M-in enables us to add value to our other advertising resources by integrating mobile value-added services. For example, this integration allows mobile users to receive timely updates on their mobile phones regarding sports, entertainment and lifestyle events connected with our other media assets such television shows and our events business. Our mobile value-added services also enable television and radio show viewers and listeners to participate in and interact with the shows through text messaging and other interactive means.

Television production

Our television production operations create and distribute television programs, including sports series. In April 2009 we will begin to air two three-hour Fight Weekend shows on Saturdays and Sundays on Inner Mongolia Television. These shows will feature a wide range of top quality fights sports from around the world.

Film co-production

We became involved in structuring, financing and executing China-U.S. co-production film deals in 2008 through our investment in Xinhua Media Entertainment. We have established a close partnership with China Film Group, the largest and most influential film enterprise in China and the sole entity entitled to import foreign films into China. We work with premier Hollywood producers on projects that have the potential to qualify as co-productions in China. Our current film slate includes Bullet Run, an action thriller, The Cage, a martial arts action thriller, The Hunted, a suspense thriller, High Stakes, a casino action thriller, and Mulan, an action epic based on a well known Chinese classical tale. Our close relationship with China Film Group and Hollywood and knowledge of the film industry in both cultures enable us to uniquely facilitate co-productions between Chinese and Hollywood filmmakers.

Television channel packaging services

Our television channel packaging services consist of providing brand management services for television channels. We reposition television channels, which refers to the process of developing the branding and image of the television channel. To support repositioning, we develop content, graphics and advertisements, including

“bumpers.” Bumpers are short broadcasts of a few seconds between programming and advertisements that identify and self-advertise the channel. We also develop other graphics and advertising for the channel, some of which are displayed through other channels or print media to promote the channel. We have repositioned many of the China Central Television channels, including the branding of CCTV5, the sports channel, as the CCTV Olympics Channel for the 2008 Olympic Games. Customers of our television channel packaging services also include a number of satellite television stations and regional television channels in China. We have won several awards from Travel Satellite Television for producing the best branding and image products in categories such as bumpers, program trailers and slogans.

PayTV

We are in the process of building four premium tier digital pay television channels to tap into the rapidly growing digital Chinese television market. We estimate China has approximately 40 million digital cable subscribers to date, 10 million of whom subscribe to tiered pay TV services.

We are addressing under-served areas of the present sports broadcast market in China by creating two focused sports channels. One channel will be a high definition North American sports channel, which will broadcast sports such as professional baseball, American football, collegiate sports and professional hockey. We will also create a Fight Sports channel that will offer the very best in boxing, mixed martial arts and other fight sports both in live and delayed formats. The other two channels will focus on home decoration and renovation and fashion. We are looking to cooperate with leading companies in this field to develop the content for these two channels.

In connection with our re-positioning in 2009, as we expand the scope of our business to include sports and entertainment, we expect our Broadcast Group will expand to address growing demand in China for sports and entertainment media. Based upon our existing platforms and industry relationships, we feel we are uniquely positioned to meet this demand.

Print

Newspaper

For our strategic partner the Economic Observer, we have the exclusive rights to sell advertising and we provide consulting services with respect to the newspaper. We sell advertising for the Economic Observer through our own sales force as well as through third party advertising agents who then sell to advertisers. One of our affiliated entities is the exclusive advertising agent for the Beijing, Shanghai and Tianjin real estate pages of the Economic Observer.

The Economic Observer is a leading financial newspaper in China available in both print and online formats. The Economic Observer is published weekly and has an average weekly circulation of approximately 175,000. Over 90% of this circulation is in Beijing, Shanghai, Guangzhou and Shenzhen.

The Economic Observer’s content includes national and regional financial news and analysis, as well as news and analysis related to economic matters, capital markets, real estate and personal finance. It also contains the special “Observer” section, which covers diverse areas such as technology, history and lifestyle. The Economic Observer regularly publishes special inserts such as the monthly real estate section. The Economic Observer is increasing its focus on international news and bringing international standards to its reporting by sourcing content such as XFL’s index values and ratings reports. In connection with our re-positioning in 2009, we intend to add sports content to the Economic Observer, which will target China’s upwardly mobile demographic. The majority of the content of the Economic Observer is produced by its own staff. Some of its content also comes from other organizations, including newswires. Certain index-related content and topical reports are sourced from XFL.

During the course of 2008, we also had the exclusive right to sell advertising for the Investor Journal, a weekly financial newspaper aimed at sophisticated investors looking for in-depth market research, fundamental analysis and reliable information.

Magazines

We have the exclusive rights to sell advertising for and provide management and information consulting services to two magazines, Money Journal and Chinese Venture. We sell advertising for these two magazines through our own sales force as well as through third party advertising agents who then sell to advertisers directly. Money Journal is a monthly financial magazine that provides wealth management and investment information to the China market. Chinese Venture provides guidance on international financing and capital management. It is targeted at the owners and executives of small and medium-sized enterprises with an interest in financing their businesses. During 2008, we also had the exclusive advertising rights to and provided management and information consulting services to Funds Observer. In January 2009, Funds Observer was merged into Money Journal.

As a complementary service to the sale of advertising, we provide marketing services, including organizing events for financial institutions. The events may include investment seminars or other forums on financial topics. When we organize events, we manage the entire process including the advertising or notices, the venues, the speakers, and any cross-media content.

Advertising

We plan, create and place advertising for websites, television, radio and print media, campus billboards and outdoor media. We also provide below-the-line services, which help advertisers plan, manage and execute marketing events at sporting events, shopping malls, supermarkets, campuses, hotels, exhibition centers, public squares, clubs and other entertainment outlets. We also provide advertising advisory services. Our Advertising Group creates much of the advertising it places, including planning, design and production. We expect significant co-marketing opportunities with our advertising platforms and our Broadcast Group.

We are an advertising agent for leading online real estate portals in China. Our affiliated entity, Shangtuo Zhiyang, is the exclusive agent of House.china.cn, the real estate portal of China.com.cn, and is one of only two advertising agents for Sina.com’s real estate portal, while JCBN China is the largest advertising agent for the Sohu.com and Focus.cn real estate portals.

In 2008, through an agreement with Youth Media Hong Kong, or YMHK, and several other parties, we obtained the right to act as an exclusive advertising agent for China’s university intranet portal. China’s university intranet fiberoptically links nearly 2,000 university campuses throughout China with a local intranet platform, and serves an addressable student market of 30 million. We anticipate marketing through the university intranet system to focus on sports, careers and e-commerce.

We provide below-the-line services to advertisers, which helps them plan, manage and execute marketing events at shopping malls, supermarkets, campuses, hotels, exhibition centers, public squares, clubs and other entertainment outlets. Below-the-line marketing events can create person-to-person marketing experiences and enhance the effectiveness of related advertising campaigns. During 2008, we organized a number of promotional events, including a series of promotional events for spirit brands in clubs and bars, a Sony and FIFA co-branded event in Shenyang, consumer products road shows in different cities of China, marketing events for the China Sharks, a leading ice hockey team in China, and an event in Beijing for Mabelline.

We also have purchased rights to be the advertising agent for the real estate pages of the Economic Observer in Beijing, Shanghai and Tianjin, as well as other newspapers. In addition, we serve as a non-exclusive advertising agent for other newspapers, such as Beijing Evening News and Beijing Youth Daily. Production work for print media includes creating advertising copy, design and layout, and coordination of printing or placement on billboards. In addition, our Advertising Group is leveraging our Print Group’s network of advertisers to find new customers to use its advertising creation and placement services.

In our outdoor advertising business, we operate a network of outdoor light box and LED panels at over 60 university campuses in Shanghai, which enables us to directly advertise to the youth population. Our billboard advertising targets China’s upwardly mobile demographic, including university students, who have a keen interest in sports. In March 2007, we obtained commercial advertising rights to up to 2,000 additional billboards located in Beijing through an agreement with a company that has been entrusted by the Beijing Association for the Prevention of AIDS to operate billboards that primarily carry AIDS prevention public announcements. These billboards carry AIDS prevention public announcements along with commercial advertising. In August 2008, we signed an agreement with China Youth Net through which we have the right to set up 600 new advertising billboards on up to 120 university campuses in Beijing and the central Chinese city of Wuhan. China Youth Net is owned by China Youth League, a key Chinese governmental organization, with about 75 million members as of the end of 2008.

During 2008, we conducted market research for our own use and for our international and Chinese-based customers. We also partnered with international research companies to participate in global research projects. We studied market characteristics, consumer preferences and opinions with respect to advertising and media content, and business and technology issues as needed for each project. We sold our market research business in early 2009.

In October 2008, we were recommended as the 2010 Shanghai EXPO Service Provider by the Shanghai EXPO Committee.

Arrangements with partners and suppliers

We rely on a number of arrangements with partners and suppliers in order to conduct our businesses.

Agreements regarding Shanghai Camera.  Beijing Pioneer Media Advertising Co., Ltd., or Beijing Pioneer, which is a subsidiary of Shanghai Yuan Zhi Advertising Co., Ltd., which is our affiliated entity controlled by Jia Luo Business Consulting (Shanghai) Co., Ltd., or Jia Luo, our subsidiary, entered into an advertising services agreement with Shanghai Camera Media Investment Co., Ltd., or Shanghai Camera, under which Beijing Pioneer agrees to make monthly payments to Shanghai Camera and Shanghai Camera agrees to grant external advertising rights on an exclusive basis in connection with Inner Mongolia Satellite Television to Beijing Pioneer. This agreement expires on December 31, 2023 and will be extended for not less than ten years. Beijing Pioneer may terminate upon 60 business days’ written notice, and either party may terminate the agreement immediately by written notice in case of the material breach of the other party.

Jia Luo entered into an agreement with Shanghai Camera to provide consulting and advisory services to Shanghai Camera, in return for a service fee in 2006. This agreement expires on December 31, 2023 and will be extended for no less than ten years. This agreement may be terminated by Jia Luo or Shanghai Camera on 30 business days’ written notice without compensation or in certain events of breach.

Beijing Century Media Culture Co., Ltd., or Beijing Century Media, which is a subsidiary of our affiliated entity, entered into an agreement with Shanghai Camera, under which Beijing Century Media agrees to provide content to Shanghai Camera for broadcast on Inner Mongolia Satellite Television, in return for a service fee in 2006. This agreement expires on December 31, 2023 and will be extended for not less than ten years. Beijing Century Media may terminate upon 30 business days’ written notice and either party may terminate upon 10 business days’ written notice in certain events of breach.

Jia Luo entered into a call option agreement with Shanghai Wai Gao Free Trade Zone Development Co., Ltd. in 2006, the shareholder of Shanghai Camera at that time, under which it has the right to purchase, directly or through its nominee, all or part of the equity of Shanghai Camera from Shanghai Wai Gao Qiao Free Trade Zone Development Co., Ltd., to the extent permissible under PRC law. The agreement terminates only when the entire equity interest is transferred to Jia Luo or its nominee and has no other termination provisions. The agreement was terminated in 2008 as Shanghai Wai Gao Qiao Free Trade Zone Development Co., Ltd., transferred the entirety of its equity interest in Shanghai Camera to Shanghai Wai Gao Qiao (Group) Co., Ltd., or Wai Gao Qiao.

In December 2008, Jia Luo entered into a call option agreement with Wai Gao Qiao, the shareholder of Shanghai Camera, under which it has the right to purchase, directly or through its nominee, all or part of the equity interest in Shanghai Camera from Wai Gao Qiao, to the extent permissible under PRC law. The agreement terminates only when the entirety of the equity interest is transferred to Jia Luo or its nominee and has no other termination provisions.

Shanghai Camera has entered into a strategic cooperation agreement with Inner Mongolia Television Station, which gives Shanghai Camera the exclusive rights to sell advertising for Inner Mongolia Satellite Television and makes it the content provider for content on the satellite channel except for news, mandatory and policy-related programs and other programs as stipulated by the parties. The government requires the broadcast of provincial news on provincial satellite television channels. Mandatory and policy-related programs are also occasionally required by the government. As a result, Inner Mongolia Television currently creates its own content for local news and for My Blue Home, a series of programs set in Inner Mongolia. Inner Mongolia Satellite Television has the right to review and approve the programming provided by Shanghai Camera, and is responsible for reviewing the content for regulatory compliance. Shanghai Camera receives all revenues from advertising, and in return pays an annual fee to Inner Mongolia Television Station. This agreement expires on December 31, 2023, with an option to renew for at least ten years granted to Shanghai Camera. This agreement may not be terminated by either party, including due to material breach of a party, except in the case of certain unforeseen events beyond the parties’ control.

One of our affiliated entities, Beijing Perspective, entered into an agreement with Shanghai Camera pursuant to which Shanghai Camera obtained an exclusive non-assignable use license to broadcast episodes of the Fortune China, Warrior and Access Hollywood: China programs produced by Beijing Perspective during the period from January 1, 2007 through March 31, 2007 solely on Inner Mongolia Satellite Television. The use license expires 36 months from the date of initial broadcast of the respective episodes. In 2007, Beijing Perspective sold the television programs to Shanghai Camera for an aggregate amount of RMB14.2 million ($1.9 million) under this agreement, of which $0.9 million was included in amounts due from Shanghai Camera.

Beijing Perspective entered into an agreement with Shanghai Camera pursuant to which Shanghai Camera obtained an exclusive non-assignable use license to broadcast episodes of The Scene and East Meets West, both of which were produced by Beijing Perspective during the period from January 1, 2008 to December 31, 2008 and distributed solely on Inner Mongolia Satellite Television. The license agreement was effective during the period from January 1, 2008 to December 31, 2008. Beijing Perspective supplied television programs to Inner Mongolia Satellite Television through Shanghai Camera. In turn, Beijing Perspective, or its affiliates, received advertising revenues based on these television programs. Neither Beijing Perspective nor Inner Mongolia Satellite Television charge each other for these program broadcasts.

Agreement regarding our radio broadcast business.  Our affiliated entity, Century Media Advertising, entered into an agreement with Beijing Guoguang Guangrong Advertising Co., Ltd., or Guoguang Guangrong, the exclusive advertising agent for all the domestic stations of China Radio International. Under this agreement Century Media Advertising was granted the exclusive rights to sell advertising for EasyFM 91.5, of Beijing, and the right to provide content to the stations at its own expense. We intend to provide only non-news content pursuant to this agreement. The content is subject to China Radio International’s approval. The agreement expires on December 31, 2026. China Radio International has orally confirmed to us that Guoguang Guangrong has the right to provide content for these stations. In a supplemental agreement, the parties agreed that either party may terminate the agreement unilaterally, but that the party terminating the agreement will be liable for liquidated damages.

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

Singshine Communication also entered into an agreement with Guangdong People’s Radio Station giving Singshine Communication the exclusive rights to sell advertising for and the rights to provide content to Channel FM103.6, which serves Guangzhou and the northern and eastern parts of the Guangdong Province, and Channel FM90.0, which serves the western part of the Guangdong Province. The agreement is for a term of five years starting on January 1, 2008. If Guangdong People’s Radio Station terminates the agreement without our prior consent, we are entitled to liquidated damages. We can terminate the contract with a three-month notice to Guangdong People’s Radio Station without an obligation to pay damages.

Our affiliated entity, Beijing Century Media, entered into an agreement with Hubei Radio & Broadcasting General Station pursuant to which Beijing Century Media obtained the exclusive rights to sell advertising for Channel FM96.6 of Wuhan and 11 other channels throughout Hubei province. The agreement is for a term of three years starting on January 1, 2009, with a possible extension for another three years.

Beijing Century Media also entered into another agreement with Shanghai Media & Entertainment Group pursuant to which Beijing Century Media obtained the exclusive rights to sell advertising for Sports Channel FM94.0 of Shanghai. The agreement is for a term of one year starting on January 1, 2009.

Our Print Group’s relationship with Dow Jones.  Money Journal Publishing, a subsidiary of EconWorld Media, had an agreement throughout the course of 2008 with Dow Jones under which Dow Jones provided content for a section of Money Journal. The agreement expired on April 1, 2009. Pursuant to the agreement, Money Journal had the exclusive right to publish in China Chinese language articles sourced from and translated by Dow Jones. In return, Money Journal allotted a certain amount of free advertising space to Dow Jones, which sold the advertising space to advertisers outside the PRC, Hong Kong, Macau and Taiwan.

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

Our Print Group’s services for Chinese Venture.  Our affiliated entity, Beijing Qiannuo Advertising Co., Ltd., entered into a contract with Zhoumo Wenhui Press Office, which is the legal sponsor for Zhoumo Wenhui, or the Weekly Journal. Under the contract, we act as the exclusive advertising agent for the magazines or journals published by Zhoumo Wenhui Press Office and also provide information consulting and management consulting services to Zhoumo Wenhui Press Office. The contract specifies that we shall provide advertising agency services for 24 issues per year for publications published under Weekly Journal’s unified publication number. Zhoumo Wenhui Press Office publishes Chinese Venture under the Weekly Journal’s unified publication number. The contract expires in December 2020 and may be terminated upon the written agreement of both parties.

Agreements regarding the Economic Observer.  XFL entered into a master cooperation agreement with Economic Observer Advertising, Economic Observer Press Office, Shandong Sanlian Group Co., Ltd., or Shandong Sanlian Group, and Shandong Economic Observer Co., Ltd., or Shandong Economic Observer, on April 20, 2006 to purchase through its nominee Beijing Taide Advertising Co., Ltd., or Beijing Taide, 50% of the equity interest in Economic Observer Advertising from its sole shareholder, Shandong Economic Observer. We subsequently acquired the remaining 50% of the equity interest in Economic Observer Advertising. Shandong Sanlian Group is the 76.1% shareholder of Shandong Economic Observer and the sponsor and owner of Economic Observer Press Office, which is licensed by the government to edit, publish and distribute the Economic Observer.

We entered into additional business cooperation agreements as contemplated by the master cooperation agreement, including:

•	a business cooperation agreement, as amended, entered into by Shandong Sanlian Group, Shandong Economic Observer, Economic Observer Press Office and Economic Observer Advertising. The term of the agreement is 50 years, expiring on May 9, 2056. It automatically renews thereafter. Under this business cooperation agreement, Economic Observer Advertising has the exclusive rights to sell advertising for the Economic Observer and pays Economic Observer Press Office an advertising agency fee. Economic Observer Advertising has the right to acquire the intellectual property assets of the Economic Observer to the extent permissible under applicable law, provides management and information consulting services on the distribution of the Economic Observer and assists Economic Observer Press Office in the management of the printing of the Economic Observer. Economic Observer Press Office may terminate the agreement by paying for losses incurred by Economic Observer Advertising due to the termination, including future losses resulting from such termination. Economic Observer Advertising may unilaterally terminate and may terminate and seek damages including future losses upon certain breaches by Economic Observer Press Office;

•	an agreement on organizing an information consultation committee entered into by Shandong Sanlian Group, XFL Economic Observer Press Office, and Economic Observer Advertising. Shandong Sanlian Group and XFL agreed to establish an eight-member committee with four members appointed by Shandong Sanlian Group and four members, including the chairman of the committee, appointed by XFL. The committee is to provide proposals and views on the editing, content, appearance, and format of the Economic Observer, hold discussions with Economic Observer Press Office and provide consultancy to Economic Observer Press Office. Economic Observer Press Office retains final editing rights. The parties assume their own costs in operating the committee, and there are otherwise no payment terms. None of the parties may unilaterally terminate the agreement; and

•	a business cooperation agreement, as amended, entered into by Economic Observer Press Office, Economic Observer Advertising, Guangzhou Jingshi, which is our affiliated entity, and Beijing Jingshi Jingguan Advertising Co., Ltd., or Jingshi Jingguan, a joint venture between Guangzhou Jingshi and Economic Observer Advertising. Jingshi Jingguan operates as the advertising agent in relation to advertisements placed by financial institutions for the Economic Observer and conducts events-related businesses. No party may unilaterally terminate the agreement.

Agreements by our Advertising Group securing advertising agency arrangements.  Our Advertising Group has entered into various agreements granting us the advertising agency, and at times the exclusive agency, for advertising on various media platforms. Much of the revenue from this business has been derived under the following contracts:

•	an advertising agent contract between Shangtuo Zhiyang International Advertising (Beijing) Co., Ltd., or Shangtuo Zhiyang, a subsidiary of our affiliated entity, Beijing Taide, and Beijing Yi Sheng Le Ju Information Service Ltd., a sina.com company. Pursuant to the contract, Shangtuo Zhiyang served as the advertising agent for sina.com with respect to the real estate advertisements in Beijing and Tianjin. The contract initially covered the period from January 1, 2008 and December 31, 2008, and it was amended and restated to cover the period from January 1, 2009 and December 31, 2009.

•	an advertising agent contract between Shangtuo Zhiyang and Beijing Sohu New Media Information Technology Ltd., a sohu.com company. Pursuant to the contract, Shangtuo Zhiyang served as the advertising agent for sohu.com and its affiliated websites. The contract initially covered the period from January 1, 2008 and December 31, 2008, and it was amended and restated to cover the period from January 1, 2009 and December 31, 2009.

Agreement regarding China Youth League and associated websites.  Pursuant to an agreement we entered into in 2008 with YMHK, and several other parties, we obtained the right to act as an exclusive advertising agent for China’s university intranet portal. China’s university intranet fiberoptically links nearly 2,000 university campuses throughout China with a local intranet platform, and serves an addressable student market of 30 million. We anticipate marketing through the university intranet system to focus on sports, careers and e-commerce. In addition, we expect significant co-marketing opportunities with our other advertising platforms and our Broadcast Group.

Our customers

Our products and services attract a variety of international and domestic customers. The data we give for our customers below includes data from our subsidiaries for the full periods given regardless of the date we acquired them.

Broadcast

The quality and coverage of our integrated platform have attracted a broad range of customers. For the years ended December 31, 2006, 2007 and 2008, approximately 320, 488 and 459 customers, respectively, used the services of our Broadcast Group for advertising, sponsorship, television production, animation and channel packaging services.

Our broadcast customers include advertisers such as China Mobile, Beijing Huaxiawangda Advertising Co. Ltd., Shanghai Interactive Cultural Broadcasting, Zhong Shi Yuan Tong, Beijing Zhiligoutong International Advertising Co., Ltd., Beijing Hua Shi You Lan Media Advertising Co. Ltd. and China Automobile International Advertising.

Our top five broadcast customers accounted for 36.4%, 45.1% and 44.7% of our Broadcast Group’s revenues in 2006, 2007 and 2008, respectively. Our top ten broadcast customers accounted for 47.7%, 57.3% and 54.8% of our Broadcast Group’s revenues in 2006, 2007 and 2008, respectively. One, one and two single customer accounted for more than 10% of our Broadcast Group’s revenues, in 2006, 2007 and 2008, respectively.

Advertisers purchase advertising time or sponsorship on Inner Mongolia Satellite Television’s, EasyFM’s and Fortune China’s programs either directly from us or through advertising agencies that purchase these services on behalf of their domestic and international customers. In 2006, 2007 and 2008, direct sales to advertisers accounted for 86.8%, 43.8% and 72.0%, respectively, of the revenues of our Broadcast Group.

Print

For the years ended December 31, 2006, 2007 and 2008, approximately 250, 350 and 538 customers, respectively, used the services of our Print Group for advertising. Our print customers include international advertisers such as Mindshare Media, Optimum Media Direction and Saatchi & Saatchi and domestic advertisers such as ICBC, Guangzhou Shengjing Movie & Advertising Intermediary Ltd., Shanghai Shengse Advertising Ltd., Beijing Dentsu Media Palette Ltd. and SPD Bank.

Our top five print customers accounted for 37.2%, 34.2% and 41.5% of our Print Group’s revenues in 2006, 2007 and 2008, respectively. Our top ten print customers accounted for 54.5%, 50.8% and 53.6% of our Print Group’s revenues in 2007 and 2008, respectively. One, one and one single customer accounted for more than 10% of our Advertising Group’s revenues, in 2006, 2007 and 2008, respectively.

Advertising

The quality and placement access of our Advertising Group has attracted a broad range of international and domestic customers. For the years ended December 31, 2006, 2007 and 2008 approximately 640, 1,830 and 1,450 customers used the advertising services of our Advertising Group. Our top customers include international customers such as Diageo, Sony, Allied Domecq, Pernod Ricard, City Chain, Philips, Wrigley, Yum! and Wal-Mart. Apart from international customers, our Advertising Group also attracts a broad range of domestic customers such as Beijing Ocean JiaYe Real Estate Co. Ltd, Beijing Dauphin Science, Beijing Yangzhitong Advertising Co., Ltd., Menly International Limited, Red Spot Holdings Limited, Inner Mongolia Milk Industry Group and China Mobile.

Our top five advertising customers accounted for 18.2%, 16.6% and 17.9% of our Advertising Group’s revenues in 2006, 2007 and 2008, respectively. Our top ten advertising customers accounted for 27.5%, 24.6% and 23.7% of our Advertising Group’s revenues in 2006, 2007 and 2008, respectively. No single customer accounted for more than 10% of our Advertising Group’s revenues, in 2006 and 2007. One single customer accounted for more than 10% of our Advertising Group’s revenues in 2008.

Customers purchase advertising placements and advertising creation services either directly from us or through their advertising agents which purchase these services on behalf of their domestic and international customers. In 2006, 2007 and 2008, direct sales to advertisers accounted for 57.3%, 64.8% and 86.8% of our Advertising Group’s revenues.

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

Our sales and marketing team

Our sales and marketing team comprises 499 employees across our operational groups as of December 31, 2008. The sales and marketing team allocated to each group focuses on the specific products of that group and the needs of customers of that group, while being held together through common strategies and broader service to our company as a whole. We strengthen relationships with advertisers by cross-selling our integrated platforms to our existing advertisers, offering attractive and flexible packages to suit their needs. We promote our brand to advertisers as synonymous with the affluent demographic. We use the ratings of our programs, the circulation numbers of the magazine and newspaper and the research conducted by our Advertising Group to evidence our ability to reach this demographic effectively.

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

Broadcast

We and our strategic partners face many competitors in the Chinese broadcast market. Within each province or city, there are 15 China Central Television terrestrial channels and up to 35 peer satellite channels operated by regional authorities that compete with Inner Mongolia Satellite Television. There may also be local cable channels and local terrestrial channels.

The major competitors of our Fortune China operations are China Central Television Channel 2, a satellite television channel covering many cities throughout China, and Fortune One, a financial news program broadcast primarily in Shanghai.

The radio markets in Beijing and Guangdong Province are also very competitive. EasyFM has only a small share of the Beijing radio market while channels FM103.6, FM90.0 and FM107.7 have only small shares of the Guangdong radio market.

We also compete against a strong field of competitors in television and film production, including large state-owned production companies, which have been in existence for several decades. Our television production operations have a small market share in China.

Print

The Economic Observer and the Investor Journal, both weekly newspapers, face competition from several financial newspapers in China, including 21st Century Business Herald, First Financial Daily and China Business Journal.

Money Journal, Funds Observer and Chinese Venture compete against several financial magazines, both international and domestic, such as Caijing Magazine, New Fortune, Chinese Entrepreneur, and the Chinese versions of Business Week, Fortune and Forbes.

Advertising

Our primary competition in advertising comes from the American Association of Advertising Agencies, or 4A, advertising companies, which are the dominant international advertising companies. Although we have relationships with them in which they act as advertising agents, the 4A companies have much of the market share both globally and in China and are our competitors. Our competitors in the below-the-line advertising market consist of international players that have strong ties to the China market and domestic marketing agencies that render services on a local level.

Our competitors in the online real estate advertising business in China are key online advertising agents, including JiaHuaHengShun, and website owners who operate advertising sales directly.

As of December 31, 2008, there were approximately 2,000 research companies in China, but many of these are capable only of data gathering. International firms also make up a large portion of the research market in China.

Intellectual property

We have developed strong brand awareness for our products and services. We consider our trademarks, copyrights and similar intellectual property critical to our success and rely on trademark and copyright laws, as well as licensing and confidentiality agreements, to protect our intellectual property rights. The intellectual property rights, including copyrights, trademarks and Internet domains held by us and our strategic partners are described in “— Regulation — Regulations on intellectual property protection.”

Xinhua Financial Network Limited, or Xinhua Financial Network and China Economic Information Service entered into a Content License Agreement Supplement to the Exclusive Broadcasting Agreement dated December 15, 2001, pursuant to which China Economic Information Service granted Xinhua Financial Network and its affiliates an exclusive license (worldwide excluding China) to be the only party other than China Economic Information Service to distribute its real time newsfeeds and a non-exclusive license (in China) to distribute its real time newsfeeds, as well as the right to use the word “Xinhua” in the corporate name by Xinhua Financial Network and its affiliates worldwide. The agreement is effective for 20 years from May 18, 2000 and renewable for an additional term of ten years on terms to be agreed between the parties. Xinhua Financial Network is a subsidiary of XFL and our company is considered an affiliate of Xinhua Financial Network. We have in turn entered into an agreement with Xinhua Financial Network to use the word “Xinhua.” Although XFL or Xinhua Financial Network has registered the trademark for the name “Xinhua,” it is not clear whether the registration will be accepted in the PRC or whether we, XFL or affiliates could continue to use the name “Xinhua” if the agreement were to terminate. See “Item 3.D. Key information — Risk factors — Risks related to our business.”

Regulation

The PRC government imposes extensive regulations and censorship over the media industry, including television, radio, newspapers, magazines, advertising, media content production, and the market research and telecommunications industries. This section summarizes the principal PRC regulations that are relevant to our lines of business.

Regulatory authorities

The legal regime in China consists of the National People’s Congress, the State Council, which is the highest authority of the executive branch of the PRC central government, various ministries and agencies under the State Council’s authority and their respective authorized local branches. Our businesses in China in the media, market research and telecommunications industries are subject to a number of existing laws, regulations, circulars, decisions, and opinions issued by various authorities, including:

•	the National People’s Congress;

•	the State Council;

•	the National Development & Reform Commission (formerly the State Development and Planning Commission);

•	the Ministry of Commerce, a combination of the former Ministry of Foreign Trade and Economic Co-operation, the State Economy and Trade Commission, and the State Development and Planning Commission;

•	the State Administration for Industry and Commerce;

•	the Ministry of Culture;

•	the State Administration of Radio, Film & Television;

•	the General Administration for Press and Publication (formerly the State Press and Publications Administration);

•	the National Bureau of Statistics; and

•	the Ministry of Industry & Information Technology (formerly the Ministry of Information Industry).

Regulatory framework

The PRC laws and regulations that are relevant to our business generally fall into five categories:

•	laws and regulations restricting and governing investments of private capital in general and foreign capital in particular. For purposes of these restrictions under PRC laws, “foreign” investment includes investment from Hong Kong, Taiwan and Macau. As a result of these restrictions on investments of foreign and private capital, we conduct our businesses in China substantially through contractual arrangements with our affiliated PRC entities. To further comply with these restrictions, our affiliated PRC entities in our Print and Broadcasting Groups operate through contractual arrangements with our business partners, including a television station, radio stations, a newspaper press office and a magazine press office;

•	industry specific laws and regulations that govern the entities and business activities within the specified industry;

•	copyright and trademark protection and domain name registration regulations, which we and our affiliated entities use to protect our and their intellectual property;

•	regulations on foreign currency exchange; and

•	regulations on tax.

We believe the ownership structures, businesses and operations of our subsidiaries and affiliated entities in China comply in all material respects with all existing PRC laws and regulations.

Regulations on investment of foreign and private capital in the media, advertising, market research and telecommunications industries

Four principal regulations govern the investment of foreign and private capital in the media, advertising and market research industries:

•	the Foreign Investment Industrial Guidance Catalog, or the Catalog, jointly promulgated by the National Development & Reform Commission and the Ministry of Commerce on October 31, 2007 and which became effective as of December 1, 2007;

•	the Several Decisions on the Entry of Private Capital into the Culture Industry, or the Decisions, issued by the State Council on April 13, 2005;

•	the Several Opinions on Foreign Investment in the Culture Sector, or the Opinions, jointly issued by the State Administration of Radio, Film and Television, the Ministry of Culture, the General Administration for Press and Publication, the National Development & Reform Commission and the Ministry of Commerce on July 6, 2005; and

•	the Regulations for the Administration of Foreign-Invested Telecommunications Enterprises, or the Regulations, issued by the State Council on December 11, 2001 and revised on September 10, 2008.

Under the Catalog and the Opinions, the investment of foreign capital is prohibited or restricted in companies that conduct various aspects of the television, radio, publishing, market research and telecommunications businesses, as described below, but is permitted in the advertising business.

The Decisions affect the investment of private capital in companies that engage in the business of television, radio, publishing, advertising and media content production. Under the Decisions, investment of private capital is prohibited or restricted in many aspects of the television, radio and publishing business areas, as described below, but is allowed in other business areas such as advertising and the production of movies and drama series.

PRC laws relating to foreign investments in the media and advertising industries are relatively new compared with those in more mature markets, and the PRC government continues to promulgate and implement new laws and regulations. We believe our current ownership structure, the ownership structure of our subsidiaries, including our affiliated PRC entities, the contractual arrangements among us, our subsidiaries, including affiliated PRC entities, and their shareholders, and our business operations are in compliance with all existing PRC laws, rules and regulations in all material respects. However, there are substantial uncertainties regarding the interpretation, application and administration of current PRC laws and regulations, and the impacts of any new laws and regulations are unknown. See “Item 3.D. Key information — Risk factors — Risks related to the regulation of our business and to our structure — Certain of our PRC operating companies or strategic partners have previously engaged or may currently engage in activities without appropriate licenses or approvals or outside the authorized scope of their business licenses or permitted activities. This could subject those companies to fines and other penalties, which could have a material adverse effect on our business” and “Item 3.D. Key information — Risk factors — Risks related to the regulation of our business and to our structure — If the PRC government finds that the agreements that establish the structure for operating our China businesses do not comply with PRC governmental restrictions on foreign investment in the media, market research and telecommunications industries, or if these regulations or the interpretation of existing regulations change in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations.” Accordingly, if the PRC government authorities ultimately take a view contrary to our position, our business may suffer substantial interruptions and our operating results may be negatively affected.

The following discussion summarizes the relevant regulations, including the three principal ones discussed above, governing the investment of foreign and private capital in each of our lines of business.

Regulations on television, radio and movie industry

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

We and our affiliated entities do not own or operate television or radio stations. Neither do we nor our affiliated entities operate television channels or radio frequencies. Through our contractual arrangements with our strategic partner, Shanghai Camera, our affiliated entity provides consulting and advisory services to Shanghai Camera, including the production or sourcing of the content and advertisements placed on Inner Mongolia Satellite Television, a unit of Inner Mongolia Television Station. In addition, through our agreement with the Shaanxi Television Channel, we maintain the exclusive right to provide advertising services to, and the right to provide content production for, SXTV. Our affiliated entities produce or source television program content to be broadcast on satellite channels and provincial and city channels in exchange for advertising and syndication revenues.

In our radio business, our affiliated entities have the exclusive rights to sell advertising for and the rights to provide content to radio stations.

The content provision by our affiliated entities for our business partners is allowed under PRC laws and regulations and the content is subject to review and approval by the radio and television stations. There is a risk that the strategic partnerships we or our affiliated entities have entered into may be deemed to have the actual effect of operating radio or television stations under the Opinions or Supervision Circular. See “Item 3.D. Key information — Risk factors — Risks related to the regulation of our business and to our structure — If the PRC government finds that the agreements that establish the structure for operating our China businesses do not comply with PRC governmental restrictions on foreign investment in the media, market research and telecommunications industries, or if these regulations or the interpretation of existing regulations change in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations.”

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

In our media production group, a subset of our Broadcast Group, all of our affiliated PRC entities engaging in media content production have obtained the requisite business licenses and appropriate licenses for television program production or have contracted with an entity that has the required licenses. For our drama series production, our affiliated entity cooperates with third parties who to our knowledge hold drama series production licenses to produce our drama series. For details, see “— Arrangements with partners and suppliers” and “Item 4.C. Information on the Company — Organizational Structure.”

We do not directly engage in the production of radio and television programs or drama series, nor have we set up any joint ventures for that purpose. Our affiliated PRC entities engage in the production of television programs.

Movie industry

According to the Regulations on the Administration of Movies, the PRC applies a licensing system to the production, import, export, distribution, and projection of movies and public projection of films. No entity or individual may, without permission, be engaged in the production, importation, distribution or projection of films, nor may it import, export, distribute or project a film for which the relevant license has not been obtained.

The establishment of a film production entity must be approved by the State Administration of Radio, Film & Television. After being approved, the film production entity will be issued a License for Producing Movies for movie production related activities provided by the Regulations on the Administration of Movies. The PRC also maintains a movie examination system. Films which have not been examined and adopted by the movie examination institution of the State Administration of Radio, Film & Television shall not be distributed, projected, imported or exported.

According to the Regulations on the Administration of Movies promulgated by the State Council on December 25, 2001 and the Provisions on the Administration of Chinese-foreign Cooperative Production of Films promulgated by the State Administration of Radio, Film & Television on July 6, 2004, only film production entities that are established with the approval of the State Administration of Radio, Film & Television and hold a License for Producing Movies can cooperate with an overseas film producer to produce films. Cooperation with an overseas film producer can be through joint production, associated production or commissioned production. Joint production refers to a cooperative agreement by which the Chinese and foreign parties jointly contribute capital (including funds, labor or in-kind contributions), produce films and share interests and risks. Associated production refers to a cooperative agreement under which the foreign party contributes capital, while the Chinese party provides assistance, such as equipment, sites and labor, and filming is done in China. Commissioned production refers to a cooperative arrangement under which the foreign party entrusts the Chinese party to produce films on its behalf. For the cooperative agreement to be valid, the film production entity must apply to the State Administration of Radio, Film & Television for approval and obtain a one-off License for Producing Films through Chinese-foreign Cooperation which will remain valid for two years. No overseas organization or individual may be independently engaged in producing films inside the territory of the PRC. We do not directly engage in movie production. We cooperate with third parties who to our knowledge hold movie production licenses to produce movies and we believe that we are in compliance with the approval requirement for our movie co-production transactions.

Import and Broadcasting of Overseas TV Programs

According to the Provisions on the Administration of Import and Broadcasting of Overseas TV Programs promulgated by the State Administration of Radio, Film and Television on September 23, 2004, the import of overseas TV programs, which include overseas films, TV plays, TV cartoons and other TV programs, such as educational, scientific and cultural TV programs to be broadcast in China shall be subject to the approval of the State Administration of Radio, Film and Television. The import process is divided into two categories, which include the import of overseas films and TV plays, and the import of other overseas TV programs through satellite transmission. For the former, if the State Administration of Radio, Film and Television approves the import, it shall issue the applicant a TV Play (TV Cartoon) Distribution License, while for the latter it shall approve the import of an overseas TV program after which the applicant shall go through the legal formalities for applying a License of Receiving TV Programs through Satellite Transmission.

When a TV station broadcasts an overseas film or TV play, it shall give a clear indication of the serial number of the distribution license of the film or TV play. The time for broadcasting overseas films and TV plays per day by a television channel may not exceed 25% of its total time within the current day for broadcasting films and TV plays. The time for broadcasting other overseas TV programs per day by a television channel may not exceed 15% of the total time for broadcasting within the current day by the television channel. Without approval of the State Administration of Radio, Film and Television, no one may broadcast any overseas film or TV play during the prime time slot (7:00pm to 10:00pm).

An overseas TV program (other than a film or TV play) imported upon approval shall be re-packed and re-edited. It may not be directly broadcast as a set program at a fixed time slot. The logo of the overseas channel or picture with relevant words may not be shown in the program, nor may the program contain any advertisement publicizing the overseas media or channel and other similar content.

According to the Regulations on the Administration of Movies, the business of importing movies is to be operated by the movie import entities designated by the State Administration of Radio, Film & Television. Without being designated, no entity or individual may operate the business of importing movies. Before importing a movie, the movie import entity must submit a sample of the film to the movie examination institution for examination.

We do not possess the necessary approvals to directly engage in the production, import, export, distribution, and projection of movies and public projection of films. We partner with entities that have the required license to participate in such businesses on a contractual basis.

Regulations on the publication industry

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

We and our affiliated entities do not engage in the business of publishing newspapers or magazines. We and our affiliated entities provide management and information consulting services to or have made contractual arrangements with various publishing institutions in relation to the Economic Observer and Investor Journal newspapers and Money Journal and Chinese Venture magazines. Our contractual arrangements pertaining to Investor Journal terminated at the end of 2008. For details in relation to the magazines and newspapers, see “— Arrangements with partners and suppliers” and “Item 4.C. Information on the Company — Organizational Structure.” To our best knowledge, these publishing institutions have the requisite approvals and licenses to publish newspapers or magazines. There is a risk that the strategic partnerships we or our affiliated entities have with these publishing institutions may be deemed to have the actual effect of operating newspaper or magazine sections. See “Item 3.D. Key information — Risk factors — Risks related to the regulation of our business and to our structure — If the PRC government finds that the agreements that establish the structure for operating our China businesses do not comply with PRC governmental restrictions on foreign investment in the media, market research and telecommunications industries, or if these regulations or the interpretation of existing regulations change in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations.”

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

We and our affiliated entities do not currently engage in the general, wholesale or retail distribution of newspapers or magazines. Our affiliated PRC entities provide management and information consulting services to, or have made contractual arrangements with, the respective press offices on outsourcing the wholesale and retail distribution of Money Journal, Chinese Venture and the Economic Observer to third party service providers and through the end of 2008 had contractual arrangements with the respective press office on the distribution of Investor Journal.

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

In our Print Group, our affiliated entities provide management and information consulting services to a press office on the printing of Money Journal and Chinese Venture, and assist a press office in the management of the printing of the Economic Observer, including outsourcing the printing of these publications to third-party service providers. To the best of our knowledge, these printing service providers have the requisite approvals. Our affiliated entities advise the press offices to periodically monitor these service providers to ensure that they have obtained all required approvals, although it is possible that one or more of these printing service providers may not be in compliance with all PRC regulations at all times. If we or our affiliated entities learn that any of the printing service providers are not in compliance with applicable laws and regulations, our affiliated entities will advise the press offices to notify the printing service providers of the need to complete any steps necessary to obtain the required licenses and approvals and to terminate a contract with a printing service provider if necessary.

We and our affiliated entities do not print newspapers or magazines. Rather, our affiliated entities provide management and information consulting services to the publishing institutions on outsourcing the printing of Money Journal, Chinese Venture and the Economic Observer to third party service providers, and through the end of 2008 had contractual arrangements with the publishing institution regarding printing the Investor Journal.

Distribution of publications

According to the Regulations on the Administration of Publication, entities engaging in the general distribution of newspapers or magazines must obtain approval from the General Administration for Press and Publication. Entities engaging in the wholesale distribution or retail distribution of newspapers or magazines must obtain approval from GAAP branches at the provincial and county level. The distribution of newspapers or magazines by post shall comply with the postal law.

In our Print Group, our affiliated entities provide management and information consulting services to the press offices for Money Journal, Chinese Venture and the Economic Observer in relation to engaging local distribution service providers to carry out the wholesale and retail distribution of the magazine or newspaper. To our knowledge, these press offices and the wholesale and retail distributors have the requisite approvals and licenses to distribute magazines or newspapers, except for Guangzhou Jingyu Culture Development Co., Ltd., a distribution service provider that is the primary general distributor engaged in the retail and wholesale distribution of Money Journal. Our affiliated entities advise the press offices to periodically monitor these wholesale and retail service providers to ensure that they have obtained all required licenses, although it is possible that one or more of these distributors may not be in compliance with all PRC regulations at all times. If we or our affiliated entities learn that any of the distributors are not in compliance with applicable laws and regulations, our affiliated entities will advise the publishing institutions to notify the distributors of the need to complete any steps necessary to obtain the required licenses and approvals and to terminate a contract with the distributor if necessary.

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

In addition, to our best knowledge, the publishing institutions and radio stations we and our affiliated entities work with, as well as Inner Mongolia Television Station, have the requisite business licenses and advertising operating licenses.

Under the Catalog and the Administrative Provision on Foreign Investment in the Advertising Industry, jointly promulgated by the State Administration for Industry and Commerce and the Ministry of Commerce on March 2, 2004 and revised on August 22, 2008, foreign investors can invest in PRC advertising companies through either wholly-owned enterprises or joint ventures with Chinese parties. Since December 10, 2005, foreign investment in PRC advertising companies has been allowed up to a 100% equity interest. However, the foreign investors are required to have at least three years of direct operations in the advertising industry as their core businesses outside of the PRC. This requirement is reduced to two years if foreign investment in the advertising company is in the form of a joint venture. Advertising enterprises with foreign capital investment can engage in advertising design, production, publishing and agency, provided that certain conditions are met and necessary approvals are obtained. Under the Decisions, private capital is allowed to conduct outdoor advertising activities and production of advertising programs.

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

As we and our affiliated entities conduct our business in the advertising industry, we each take steps to make sure that all of our and their advertisements comply with relevant laws and regulations. The advertisements placed by our Advertising Group typically are subject to the review and final approval of the partners through whom we place the advertisement. Our business partners employ qualified advertising inspectors who are trained to review advertising content for compliance with relevant laws and regulations. We do not believe that advertisements containing content subject to restriction or censorship comprise a material portion of the advertisements created or placed by our Advertising Group. In the event that some of the advertisements our advertising customers or agencies provide to us or our affiliated entities and which we or our affiliated entities include in advertising are not in compliance with relevant PRC advertising laws and regulations, or when these advertisements that we or our customers or agencies place have not received required approval from the relevant local supervisory bodies, such as the local branches of the State Administration for Industry and Commerce, or do not comply with content requirements, we will remove the advertisements or advise our business partners to remove the advertisements as soon as we notice such violations.

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

Regulations on the market research industry

Pursuant to Measures Governing the Administration of Foreign-related Surveys issued by the National Bureau of Statistics on October 13, 2004, foreign-related market research includes market research conducted under the commission of financial aid or, conducted in cooperation with or whose materials and results are to be provided to any overseas organization, overseas individual or the agency in China of any overseas organization. Foreign-related market research must be conducted through a research institution that holds the appropriate license issued by the National Bureau of Statistics or its counterparts at the provincial level.

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

Regulations on the telecommunications industry

The principal regulations governing telecommunications businesses in China include:

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

Depending on whether the business is carried out in one province or more, one of the two different kinds of licenses are required before engaging in value-added telecommunications businesses. These include the Business License for Cross-region Value-added Telecommunications Business or the Business License for Value-added Telecommunications Business. The period of validity of the above licenses is five years. Applicants of the former license also need to have a registered capital of not less than RMB10.0 million ($1.5 million) and be approved by the MIIT, and applicants of the latter license need to have a registered capital of not less than RMB1.0 million ($147,000) and be approved by the communication administrative bureau in the relevant provinces, autonomous regions or cities under the direct control of the Central Government. A Cross-region Value-added Telecommunications Business License holder needs to register with local communication administrative bureaus before conducting its business in relevant provinces. An approved value-added telecommunications service provider must conduct its business in accordance with the specifications recorded on its Telecom Business Operating License.

Regarding the content transmitted through telecommunications service, strict censorship is required. The service provider needs to ensure that the transmitted messages will not:

•	oppose the fundamental principles determined in the PRC Constitution;

•	compromise state security, divulges state secrets, subvert state power or damage national unity;

•	harm the dignity or interests of the state;

•	incite ethnic hatred or racial discrimination or damage inter-ethnic unity;

•	sabotage China’s religious policy or propagate heretical teachings or feudal superstitions;

•	deliver rumors, disturb social order or disrupt social stability;

•	propagate obscenity, pornography, gambling, violence, murder or fear or incite the commission of crimes;

•	insult or slander a third party or infringe upon the lawful rights and interests of a third party; or

•	include other content prohibited by laws or administrative regulations.

Under the Catalogue and the Regulations, a foreign entity is prohibited from owning more than 50% of the total equity in any Chinese enterprise providing value-added telecommunications services, subject to certain geographic limitations, and the foreign investors in a foreign invested value-added telecommunications enterprise is required to be in good standing and have the relevant experience in operating a value-added telecommunications businesses.

We do not operate our wireless business directly, rather, we operate our wireless business through our Chinese affiliated entity, M-in, which holds the requisite Cross-region Value-added Telecommunications Business License to provide wireless services in China. See “Item 3.D. Key information — Risk factors — Risks related to the regulation of our business and to our structure — If the PRC government finds that the agreements that establish the structure for operating our China businesses do not comply with PRC governmental restrictions on foreign investment in the media, market research and telecommunications industries, or if these regulations or the interpretation of existing regulations change in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations.” We do not operate a value-added telecommunications business directly. We enter into contractual arrangements with our affiliated entity, M-in, which engages in value-added telecommunications business and has obtained an effective value-added telecommunications business operation license. For details, see “Item 4.C. Information on the Company — Organizational structure.”

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

Trademark

The PRC Trademark Law, adopted on August 23, 1982 and revised on October 27, 2001, protects the proprietary rights to registered trademarks. The Trademark Office under the State Administration for Industry and Commerce handles trademark registrations and grants a term of ten years to registered trademarks. Upon its expiration, a second term of ten years may be granted. Trademark license agreements must be filed with the records of the Trademark Office. In addition, if a registered trademark is recognized as a well-known trademark in a specific case, the proprietary right of the trademark holder may be extended beyond the registered sphere of products and services of the trademark.

We have filed to register the name and trademark of “Xinhua Finance Media” in the PRC. Our business partner has registered “IMTV” with the Trademark Office. Beijing Perspective and Money Journal Publication Limited have registered a symbol resembling an “F” and the Chinese name for “Money Journal” with the Trademark Office, respectively. M-in has filed to register “M-in” and other trademarks in China. Our business partners have also registered “EEO.com.cn,” “The Economic Observer,” “The Observer Forum,” “China Blue Chip Real Estate,” “The Most Respected Companies of China: The20,” “EasyFM” and the Chinese equivalents for each of these with the Trademark Office.

Moreover, Xinhua Financial Network entered into an agreement with China Economic Information Service, under which Xinhua Financial Network and its affiliates were granted the right to use the word “Xinhua” as the first name worldwide. Either XFL or Xinhua Financial Network has also registered the name “Xinhua” in the U.S., Hong Kong, Japan and South Korea, and XFL has applied to register its logo in the PRC. We have in turn entered into a trademark license agreement with XFL, under which we and our subsidiaries were granted a non-exclusive worldwide license to use the trademark “Xinhua.” We rely on the trademark laws to protect our rights under the agreements to use the word.

Domain names

On November 5, 2004, the Ministry of Information Industry amended the Measures for Administration of Domain Names for the Chinese Internet, or the Domain Name Measures. The Domain Name Measures regulate the registration of domain names with the suffix “.cn.” Domain name disputes are governed by the Measures on Domain Name Dispute Resolution promulgated by the Chinese Internet Network Infrastructure Center on September 25, 2002, which was revised on March 17, 2006. Under the Measures on Domain Name Dispute Resolution, the Chinese Internet Network Infrastructure Center can authorize domain name dispute resolution institutions to decide disputes. We, our affiliated entities and strategic partners, have registered many domain names. There are some domain names that one of our affiliated entities uses for which it is unclear if the registrations rest with our affiliated entity or with its management.

Some of the domain names we and our affiliated entities use have been registered by third parties, and some have not been registered.

Regulations on foreign currency exchange

Foreign currency exchange

Pursuant to the Foreign Currency Administration Rules promulgated on January 29, 1996 and amended on January 14, 1997 and various regulations issued by the State Administration of Foreign Exchange and other relevant PRC government authorities, RMB are freely convertible only to the extent of current account items, such as trade-related receipts and payments, interest and dividends. Capital account items, such as direct equity investments, loans and repatriation of investment, require the prior approval from the State Administration of Foreign Exchange or its local branch for conversion of RMB into a foreign currency, such as U.S. dollars, and remittance of the foreign currency outside the PRC. Payments for transactions that take place within the PRC must be made in RMB. Unless otherwise approved, PRC companies must repatriate foreign currency payments received from abroad. Foreign-invested enterprises may retain foreign exchange in accounts with designated foreign exchange banks subject to a cap set by the State Administration of Foreign Exchange or its local branch. Unless otherwise approved, domestic enterprises must convert all of their foreign currency receipts into RMB.

The business operations of our PRC subsidiaries and affiliated entities, which are subject to the foreign currency exchange regulations, have all been in accordance with these regulations. We will take steps to ensure that the future operations of these PRC entities are in compliance with these regulations.

Foreign exchange registration of offshore investment by PRC residents

Pursuant to the State Administration of Foreign Exchange’s Notice on Relevant Issues Concerning Foreign Exchange Administration for PRC Residents to Engage in Financing and Inbound Investment via Overseas Special Purpose Vehicles, or Circular No. 75, issued on October 21, 2005: (i) a PRC resident, including a PRC resident natural person or a PRC company, shall register with the local branch of the State Administration of Foreign Exchange before it establishes or controls an overseas special purpose vehicle, or SPV, for the purpose of overseas equity financing (including convertible debt financing); (ii) when a PRC resident contributes the assets of or its equity interests in a domestic enterprise into a special purpose vehicle, or engages in overseas financing after contributing assets or equity interests into a special purpose vehicle, such PRC resident shall register his or her interest in the special purpose vehicle and the change thereof with the local branch of the State Administration of Foreign Exchange; and (iii) when the special purpose vehicle undergoes a material event outside of China, such as change in share capital or merger and acquisition, the PRC resident shall, within 30 days from the occurrence of such event, register such change with the local branch of the State Administration of Foreign Exchange. PRC residents who are shareholders of special purpose vehicles established before November 1, 2005 were required to register with the local State Administration of Foreign Exchange branch before March 31, 2006.

Under Circular No. 75, failure to comply with the registration procedures set forth above may result in penalties, including restrictions on a PRC subsidiary’s foreign exchange activities and its ability to distribute dividends to the special purpose vehicle.

On December 25, 2006, the People’s Bank of China promulgated the “Measures for the Administration of Individual Foreign Exchange,” and on January 5, 2007 the State Administration of Foreign Exchange further promulgated the implementation rules on those measures. Both became effective on February 1, 2007. According to the implementation rules, if individuals in the PRC participate in any employee stock ownership plan or stock option plan of an overseas listed company, those individuals must apply as a group through the company or a domestic agency to the State Administration of Foreign Exchange or the appropriate local branch for approval for any foreign exchange-related transactions concerning that plan.

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

Tax

For a discussion of applicable tax regulations, see “Item 5.A. Operating and financial review and prospects — Operating Results — Taxation” and “Item 10.E. Additional Information — Taxation.”

C.	Organizational Structure

Our corporate structure and contractual arrangements

We conduct a substantial portion of our operations in China through our contractual arrangements with certain of our affiliated entities and their shareholders, as well as certain of our direct subsidiaries in China. The material affiliated entities, along with their subsidiaries, on which we rely to carry out our operations in China are:

•	Broadcast

•	Beijing Pioneer Media Advertising Co., Ltd., a wholly-owned subsidiary of Shanghai Yuan Zhi Advertising Co., Ltd., our affiliated entity, that acts as the exclusive external advertising agent for Shanghai Camera Media Investment Co., Ltd., or Shanghai Camera;

•	Beijing Perspective, an affiliated entity that primarily engages in producing the Fortune China series of television programming;

•	Beijing Century Advertising Co., Ltd., or Century Media Advertising, an affiliated entity that has the exclusive rights to sell advertising for and provides non-news content to China Radio International’s EasyFM stations in Beijing and Shanghai;

•	Beijing Mobile Interactive Co., Ltd, or M-in, an affiliated entity with mobile service provider licenses to operate wireless Mobile Value-Added Service (MVAS) platforms nationwide in China;

•	Guangzhou Singshine Communication Co., Ltd, or Singshine Communication, an affiliated entity that places advertisements, provides advertising, design and production services to customers, and has exclusive rights to sell advertising for and to provide content to channel FM103.6, FM90.0 and FM107.7 of the Guangdong People’s Radio Station;

•	Beijing Century Media, a wholly-owned subsidiary of Beijing Taide, our affiliated entity, that holds a group of subsidiaries primarily engaging in producing entertainment programming content for television stations, creating three-dimensional animations and special effects and providing broadcast design for television channels; and

•	Shanghai Renhe Movie and Television Intermediary Co., Ltd., or Shanghai Renhe, an affiliated entity that principally engages in investment in the production and distribution of television drama series.

•	Print

•	Guangzhou Jingshi Culture Intermediary Co., Ltd., or Guangzhou Jingshi, an affiliated entity that has the exclusive rights to sell advertising for and provides management and information consulting services to Money Journal magazine. Beijing Qiannuo Advertising Co., Ltd., a subsidiary of Guangzhou Jingshi, has the exclusive rights to sell advertising for and provide management and information consulting services to the Chinese Venture magazine; and

•	Economic Observer Advertising, a wholly-owned subsidiary of Beijing Taide, our affiliated entity, that has the exclusive rights to sell advertising for, and provide consulting services to, the Economic Observer, a financial newspaper. Economic Observer Advertising also subcontracts events-related business to and serves as advertising agent for financial institution advertisers of the Economic Observer through Beijing Jingshi Jingguan Advertising Co., Ltd., its joint venture with Guangzhou Jingshi. Economic Observer Advertising also had the exclusive right during 2008 to sell advertising to the Investor Journal, a financial newspaper.

•	Advertising

•	Shenzhen Active Trinity Advertising Co., Ltd., or Shenzhen Trinity, an affiliated entity that carries out advertising services;

•	Beijing Taide Advertising Co., Ltd., or Beijing Taide, an affiliated entity whose subsidiaries include Chinese advertising agencies that also produce advertising;

•	Beijing Xintai Huade Advertising Co., Ltd., or Xintai Huade, an affiliated entity that carries out advertising services;

•	Shanghai Singshine Marketing Service Co., Ltd., or Shanghai Singshine Marketing, an affiliated entity that principally engages in below-the-line marketing;

•	Beijing Jinjiu Tianyi Tianjiu Lianhe Advertising Co., Ltd., an affiliated entity that primarily engages in online advertising;

•	Shanghai IF Advertisement Design and Production Co., Ltd., an affiliated entity that primarily engages in below-the-line marketing;

•	Shanghai Yifu Advertising Design and Promotion Co., Ltd., an affiliated entity that primarily engages in below-the-line advertising; and

•	Shanghai Hyperlink Market Research Co., Ltd., or Hyperlink, a subsidiary of Beijing Taide that primarily engages in market research in China and provides services including overall market evaluation, consumer analysis, brand analysis and product evaluation.

The material subsidiaries on which we rely to carry out our operations in China are:

•	Broadcast

•	Jia Luo Business Consulting (Shanghai) Co., Ltd., or Jia Luo, which provides consulting services and advisory services to Shanghai Camera;

•	New China Media (Shanghai) Co., Ltd., or New China, which primarily engages in providing services to Century Media Advertising;

•	Small World Television Ltd., or Small World, which primarily engages in the production of television programs and also offers television channel packaging services; and

•	Xinhua Media Entertainment, which engages in the development, production and pre-production of film entertainment content.

•	Print

•	EconWorld (Shanghai) Co., Ltd., or EconWorld Shanghai, which primarily engages in organizing events in China.

•	Advertising

•	Active Advertising (Guangzhou) Co., Ltd., or Active Guangzhou, which primarily operates as advertising agent for PRC customers.

We conduct a portion of our operations in Hong Kong through the following entities:

•	Print

•	Money Journal Publication Limited, or Money Journal Publication Hong Kong, which engages primarily in providing management and information consulting services, including with respect to distribution, to Money Journal and its 100% owned subsidiary, Money Journal Advertising Company Limited, or Money Journal Advertising Hong Kong, which engages primarily in advertising for Money Journal in Hong Kong.

•	Advertising

•	Active Advertising Agency Limited, or Active Advertising Hong Kong, which primarily operates as an advertising agent to place advertising on media in Hong Kong; and

•	JTT Advertising Limited, or JTT, which primarily engages in below-the-line marketing in Hong Kong.

The following diagram illustrates our corporate structure and the place of incorporation of each named entity as of the date of this annual report.

Xinhua Sports & Entertainment Limited (Cayman Islands)
Accord Group Investments Ltd. (BVI)
East Alliance Limited (BVI)
Xinhua Finance Media (Hong Kong) Limited (HK)
Xinhua Finance Advertising Limited (BVI)
Small World Holding Company Limited (BVI)
Upper Step Holdings Limited (BVI)
Profitown Development Limited (BVI)
Singshine (Holdings) Hongkong Limited (HK)
Econworld Media Limited (HK)
Great Triumph Investments Ltd. (BVI)
Upper Will Enterprises Limited (BVI)
75%
(1)
Xinhua Media Entertainment Limited (Cayman)
China Lead Profits Limited (BVI)
JCBN Company Limited (HK)
XSEL (Hong Kong) Limited (HK)
JTT Advertising Limited (HK)
Offshore
PRC
New China Media (Shanghai) Co., Ltd.
Wuxianshijie (Beijing) Information Technology Co., Ltd.
Active Advertising (Guangzhou) Co., Ltd.
Beijing Xinhua Yinghua Film & TV Planning Co., Ltd.
Jin Luo Business Consulting (Shanghai) Co., Ltd.
Guangzhou Excellent Consulting Service Co., Ltd.
Financial World (Shanghai) Co., Ltd.
EconWorld (Shanghai) Co., Ltd.
(2)
(3)
(4)
(5)
(6)
(7)
(8)
(9)
Shanghai Singshine Marketing Service Co., Ltd.
(10)
60%
Beijing Century Media Advertising Co., Ltd.
Beijing Mobile Interactive Co., Ltd.
Shenzhen Active Trinity Advertising Co., Ltd.
Beijing Taide Advertising Co., Ltd.
Beijing Xintai Huade Advertising Co., Ltd.
Shanghai Yuan Zhi Advertising Co., Ltd.
Beijing Pioneer Media Advertising Co., Ltd.
Beijing Linghang Dongli Advertising Co., Ltd.
Shanghai Liangdian Zhongduan Zhanshi Co., Ltd.
Guangzhou Liangdian Zhongduan Zhanshi Co., Ltd.
Guangzhou Jingshi Culture Intermediary Co., Ltd.
Beijing Qiannuo Advertising Co., Ltd.
Guangzhou Singshine Communication Co., Ltd.
80%
(11)
(12)
50%
50%
Beijing Century Media Culture Co., Ltd.
Shangluo Zhiyang International Advertising (Beijing) Co., Ltd.
Shanghai Hyperlink Market Research Co., Ltd.
Shanghai Paxi Advertising Co., Ltd.
Beijing Jingguan Xincheng Advertising Co., Ltd.
(12)
Beijing Perspective Orient Movie and Intermediary Co., Ltd.
(13)
Guangzhou Hyperlink Market Research Co., Ltd.
Beijing Jinjiu Tianyi Tianjiu Lianhe Advertising Co. Ltd.
Shanghai IF Advertisement Design and Production Co., Ltd.
Beijing EWEO Advertising Co., Ltd.
Beijing Perspective Orient Advertising Co., Ltd.
Shanghai Renhe Movie and Television Intermediary Co., Ltd.
Shanghai Tianyi Advertising Co., Ltd.
(14)
Shanghai Yifu Advertisement Design and Production Co., Ltd.

(1)	The remaining 25% equity interest in Xinhua Media Entertainment Limited is 17% owned by Leeding Media, LLC, a company owned by David U. Lee, and 8% owned by K-Jam Media, Inc., a company owned by Kia Jam.

(2)	Contractual agreements consist of a secured loan agreement entered into by New China Media Co., Ltd., or New China and Wang Yonghong, a member of the management team of and the 50% shareholder of Beijing Century Media Advertising Co., Ltd., or Century Media Advertising, an exclusive equity purchase option agreement, an equity pledge agreement and a subrogation agreement entered into among New China, Century Media Advertising, and Wang Yonghong; a secured loan agreement entered into by New China and Kuang Peiyue, the 50% shareholder of Century Media Advertising, an exclusive equity purchase option agreement, an equity pledge agreement and a subrogation agreement entered into among Kuang Peiyue, New China and Century Media Advertising.

(3)	Contractual agreements consist of a secured loan agreement entered into by Wuxianshijie (Beijing) Information Technology Co. Ltd, or Wuxianshijie and Gao Fei, the 50% shareholder of Beijing Mobile Interactive Co., Ltd, or M-in, an exclusive equity purchase option agreement, an equity pledge agreement and a subrogation agreement entered into among M-In, Wuxianshijie and Gao Fei; a secured loan agreement entered into by Wuxianshijie and Xue Donghua, the 50% shareholder of M-in, an exclusive equity purchase option agreement, an equity pledge agreement and a subrogation agreement entered into among M-in, Wuxianshijie and Xue Donghua.

(4)	Contractual agreements consist of a secured loan agreement entered into among Active Advertising (Guangzhou) Co., Ltd., or Active Guangzhou, An Lizhang and Zhang Wenjin, the two individual shareholders each holding 50% of the equity interest in Shenzhen Active Trinity Advertising Co., Ltd., or Shenzhen Trinity, an exclusive equity purchase option agreement, an equity pledge agreement and a subrogation agreement entered into among Active Guangzhou, Shenzhen Trinity, An Lizhang and Zhang Wenjin.

(5)	Contractual agreements consist of a secured loan agreement entered into among Active Guangzhou, An Lizhang and Wang Yonghong, the two individual shareholders each holding 50% of the equity interest in Beijing Taide Advertising Co., Ltd., or Beijing Taide, an exclusive equity purchase option agreement, an equity pledge agreement and a subrogation agreement entered into among Active Guangzhou, Beijing Taide, An Lizhang and Wang Yonghong.

(6)	Contractual agreements consist of a secured loan agreement entered into by Active Guangzhou and Kuang Peiyue, the 50% shareholder of Beijing Xintai Huade Advertising Co., Ltd., or Xintai Huade, an exclusive equity purchase option agreement, an equity pledge agreement and a subrogation agreement entered into among Xintai Huade, Active Guangzhou and Kuang Peiyue, a secured loan agreement entered into by Active Guangzhou and Wang Yue, the 50% shareholder of Xintai Huade, an exclusive equity purchase option agreement, an equity pledge agreement and a subrogation agreement entered into among Xintai Huade, Active Guangzhou and Wang Yue.

(7)	Contractual agreements consist of a secured loan agreement entered into among Jia Luo, Wan Jun, the 51% shareholder of Shanghai Yuan Zhi Advertising Co., Ltd., or Yuan Zhi, and Li Guang Jie, the 49% shareholder of Yuan Zhi, an exclusive equity purchase option agreement, an equity pledge agreement and a subrogation agreement entered into among Jia Luo, Yuan Zhi, Wan Jun and Li Guang Jie.

(8)	Contractual agreements consist of a secured loan agreement entered into by Guangzhou Excellent Consulting Service Co., Ltd, or Guangzhou Excellent, and Kuang Peiyue, the 50% shareholder of Shanghai Singshine Marketing Service Co., Ltd., or Shanghai Singshine Marketing, an exclusive equity purchase option agreement, an equity pledge agreement and a subrogation agreement entered into among Kuang Peiyue, Shanghai Singshine Marketing and Guangzhou Excellent; a secured loan agreement entered into by Guangzhou Excellent and Guo Jingjing, the 50% shareholder of Shanghai Singshine Marketing, an exclusive equity purchase option agreement, an equity pledge agreement and a subrogation agreement entered into among Guo Jingjing, Shanghai Singshine Marketing and Guangzhou Excellent.

(9)	Contractual agreements consist of a secured loan agreement entered into by EconWorld (Shanghai) Co., Ltd., or EconWorld Shanghai, and Fang Quan, the 50% shareholder of Guangzhou Jingshi Culture Intermediary Co., Ltd., or Guangzhou Jingshi, an exclusive equity purchase option agreement, an equity pledge agreement and a subrogation agreement entered into among EconWorld Shanghai, Guangzhou Jingshi and Fang Quan; a secured loan agreement entered into by EconWorld Shanghai and Wang Yonghong, the 50% shareholder of Guangzhou Jingshi, an exclusive equity purchase option agreement, an equity pledge agreement and a subrogation agreement entered into among EconWorld Shanghai, Guangzhou Jingshi and Wang Yonghong.

(10)	Shanghai Singshine Marketing owns 60% of the equity interest in Shanghai Liangdian Zhongduan Zhanshi Co., Ltd., or Shanghai Liangdian, a PRC company. The remaining 40% of the equity interest in Shanghai Liangdian is owned as to 23% by Wu Xiuhui, 7% by Leng Liming, 5% by Hu Shengzhong and 5% by Yin Zijian.

(11)	The remaining 20% equity interest of Shangtuo Zhiyang International Advertising (Beijing) Co., Ltd., or Shangtuo Zhiyang, is held by Wang Xiao Yu. Wang Xiao Yu is a manager of Shangtuo Zhiyang.

(12)	In the first quarter of 2009, we signed an agreement to sell Hyperlink, together with its equity interests in Guangzhou Hyperlink Market Research Co., Ltd., for approximately $10.7 million. We are in the process of closing this transaction.

(13)	Contractual agreements consist of a secured loan agreement entered into by Beijing Century Media Culture Co., Ltd, or Beijing Century Media, and Xue Donghua, the 50% shareholder of Shanghai Renhe Movie and Television Intermediary Co., Ltd., or Shanghai Renhe, an exclusive equity purchase option agreement, an equity pledge agreement and a subrogation agreement entered into among Shanghai Renhe, Beijing Century Media and Xue Donghua; a secured loan agreement entered into by Beijing Century Media and Wang Lingjun, the 50% shareholder of Shanghai Renhe, an exclusive equity purchase option agreement, an equity pledge agreement and a subrogation agreement entered into among Shanghai Renhe, Beijing Century Media and Wang Lingjun.

(14)	Shanghai IF Advertisement Design and Production Co., Ltd., or Shanghai IF, has entered into contractual arrangements with Wang Yue that give us effective control over Shanghai Yifu Advertisement Design and Production Co., Ltd., or Shanghai Yifu. The contractual agreements consist of a secured loan agreement entered into by Shanghai IF and Wang Yue, the 100% shareholder of Shanghai Yifu, an exclusive equity purchase option agreement, an equity pledge agreement and a subrogation agreement entered into among Shanghai Yifu, Shanghai IF and Wang Yue.

PRC laws and regulations currently impose different levels of restrictions or prohibitions on investment of foreign and private capital in the media industry, including television, radio, newspapers, magazines, advertising and media content production, and the market research industry. See “Item 4.B. Information on the Company — Business overview — Regulation — Regulations on investment of foreign and private capital in the media, advertising, market research and telecommunications industries.” Our subsidiaries in China, which are considered foreign-invested entities, are limited in their abilities to engage in operations in the media, advertising and market research industries. Accordingly, we operate our businesses in China primarily through our affiliated entities and their contractual arrangements with our strategic partners.

In our production, advertising and research businesses, our affiliated entities and their subsidiaries hold the requisite licenses and permits. In our broadcast and print businesses, our affiliated entities and their subsidiaries maintain some of the requisite licenses and permits to conduct the business, and enter into agreements with press offices, radio stations or television stations to provide them with various services and act as their advertising business party. See “Item 4.B. Information on the Company — Arrangements with partners and suppliers” for a description of those contractual relationships. See also “Item 3.D. Key information — Risk factors — Risks related to the regulation of our business and to our structure — Certain of our PRC operating companies or strategic partners have previously engaged or may currently engage in activities without appropriate licenses or approvals or outside the authorized scope of their business licenses or permitted activities. This could subject those companies to fines and other penalties, which could have a material adverse effect on our business.” We depend on these affiliated entities and their subsidiaries to operate a substantial portion of our businesses. We have entered into contractual arrangements with these affiliated entities and their shareholders, all PRC citizens, which enable us to:

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

Loan agreement.  Each contracting shareholder has entered into a loan agreement, as amended and restated, with our subsidiary, evidencing a zero interest loan granted to such shareholder. The contracting shareholder used the loan solely for the purpose of contributing or acquiring the registered capital of the affiliated entity. Each contracting shareholder also pledged all the equity interest in the affiliated entity as from time to time owned by him or her, as security for the contracting shareholder’s obligations under the loan agreement. The loans were executed between 2005 and 2008, are due in full ten years after the date of execution and can be extended by mutual consent. During the term or extended term of the loan, the contracting shareholder may not repay all or part of the outstanding principal without our subsidiary’s prior written consent. Our subsidiary may accelerate the loan repayment upon certain events, including if the contracting shareholder quits or is dismissed or if our subsidiary purchases the shares in accordance with the exclusive conditional equity purchase agreement.

Each loan is payable in cash or otherwise as agreed in writing by our subsidiary and as permitted under the PRC laws, including but not limited to, by way of transferring to our subsidiary or a designated third party all or part of the equity interest in the affiliated equity held by the contracting shareholder, at a purchase price in accordance with the exclusive conditional equity purchase option agreement between our subsidiary and the contracting shareholder described below. Set forth below is a list of all loan agreements:

•	a loan agreement in the amount of RMB100,000 ($14,000), entered into between Wan Jun, the 51% shareholder of Yuan Zhi and Li Guang Jie, the 49% shareholder of Yuan Zhi, as borrowers, and Jia Luo, as lender;

•	a loan agreement in the amount of RMB5.0 million ($0.7 million), entered into between Wang Yong Hong, the 50% shareholder of Century Media Advertising, as borrower, and New China, as lender;

•	a loan agreement in the amount of RMB5.0 million ($0.7 million), entered into between Kuang Peiyue, the 50% shareholder of Century Media Advertising, as borrower, and New China, as lender;

•	a loan agreement in the amount of RMB0.5 million ($69,000), entered into between Fang Quan, the 50% shareholder of Guangzhou Jingshi, as borrower, and EconWorld Shanghai, as lender;

•	a loan agreement in the amount of RMB0.5 million ($69,000), entered into between Wang Yong Hong, the 50% shareholder of Guangzhou Jingshi, as borrower, and EconWorld Shanghai as lender;

•	a loan agreement in the amount of RMB0.3 million ($41,000), entered into between Zhang Wen Jin and Eric An, each a 50% shareholder of Shenzhen Trinity, as borrowers, and Active Guangzhou, as lender;

•	a loan agreement in the amount of RMB10.0 million ($1.4 million), entered into between Eric An and Wang Yong Hong, each a 50% shareholder of Beijing Taide, as borrowers, and Active Guangzhou, as lender;

•	a loan agreement in the amount of RMB2.5 million ($0.3 million), entered into between Kuang Peiyue, the 50% shareholder of Xintai Huade, as borrower, and Active Guangzhou, as lender;

•	a loan agreement in the amount of RMB2.5 million ($0.3 million), entered into between Wang Yue, the 50% shareholder of Xintai Huade, as borrower, and Active Guangzhou, as lender;

•	a loan agreement in the amount of RMB5.0 million ($0.7 million), entered into between Gao Fei, the 50% shareholder of M-in, as borrower, and Wuxianshijie (Beijing) Information Technology Co., Ltd., as lender;

•	a loan agreement in the amount of RMB5.0 million ($0.7 million), entered into between Xue Donghua, the 50% shareholder of M-in, as borrower, and Wuxianshijie (Beijing) Information Technology Co., Ltd., as lender;

•	a loan agreement in the amount of RMB0.5 million ($70,000), entered into between Kuang Peiyue, the 50% shareholder of Shanghai Singshine Marketing, as borrower, and Guangzhou Excellent Consulting Service Co., Ltd., as lender;

•	a loan agreement in the amount of RMB0.5 million ($70,000), entered into between Guo Jingjing, the 50% shareholder of Shanghai Singshine Marketing, as borrower, and Guangzhou Excellent Consulting Service Co., Ltd., as lender;

•	a loan agreement in the amount of RMB1.5 million ($0.2 million), entered into between Xue Donghua, the 50% shareholder of Shanghai Renhe, as borrower, and Beijing Century Media Culture Co., Ltd., as lender;

•	a loan agreement in the amount of RMB1.5 million ($0.2 million), entered into between Wang Lingjun, the 50% shareholder of Shanghai Renhe, as borrower, and Beijing Century Media Culture Co., Ltd., as lender;

•	a loan agreement in the amount of RMB0.5 million ($70,000), entered into between Wang Yue, the 100% shareholder of Shanghai Yifu, as borrower, and Shanghai IF, as lender; and

•	a loan agreement in the amount of RMB0.5 million ($70,000), entered into between Li Quan, the 100% shareholder of Hantang Yueyi, as borrower, and Taihui, as lender.

Equity pledge agreement.  Pursuant to equity pledge agreements among our subsidiary, such subsidiary’s affiliated entity, and each contracting shareholder of such affiliated entity, the contracting shareholder has pledged all of his or her equity interests in the affiliated entity, to our subsidiary to secure the performance of his or her obligations under the secured loan agreement and the exclusive equity purchase option agreement described below. Our subsidiary holds a capital contribution certificate signed by the affiliated entity’s legal representative and affixed with the company seal as evidence of the pledged equity held by that shareholder. According to the PRC Property Rights Law, effective as of October 1, 2007, and Measures for the Registration of Equity Pledge with the Administration for Industry and Commerce, effective as of October 1, 2008, however, such pledge will be effective upon registration with the relevant administration for industry and commerce. We are still in the process of applying for such registration. The refusal of the relevant administration for industry and commerce to register these pledges may allow the shareholders to dishonor their pledges to us and re-pledge the shares to another entity or person. See “Item 3.D. Key information — Risk factors — Risks related to the regulation of our business and to our structure — The shareholders of our PRC affiliated entities may breach our agreements with them or may have potential conflicts of interest with us, and we may not be able to enter further agreements to extract economic benefits from these entities, which may materially and adversely affect our business and financial condition.”

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

We have not yet entered into further service agreements with other affiliated entities. See “Item 3.D. Key information — Risk factors — Risks related to the regulation of our business and to our structure — The shareholders of our PRC affiliated entities may breach our agreements with them or may have potential conflicts of interest with us, and we may not be able to enter further agreements to extract economic benefits from these entities, which may materially and adversely affect our business and financial condition.”

As of the date of this annual report, we believe:

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

We have been advised by our PRC legal counsel, however, that there are substantial uncertainties regarding the interpretation and application of current and future PRC laws and regulations. Accordingly, the PRC regulatory authorities may in the future take a view that is contrary to the above opinion of our PRC legal counsel. We have been further advised by our PRC counsel that if the PRC government finds that the agreements that establish the structure for operating our PRC media related businesses do not comply with PRC government restrictions on foreign investment in the media industry, we could be subject to severe penalties including being prohibited from continuing our operations. See “Item 3.D. Key information — Risk factors — Risks related to the regulation of our business and to our structure.”

As of the date of this annual report, XFL, a public company incorporated in the Cayman Islands and listed on the Mothers Board of the Tokyo Stock Exchange, has approximately a 33% ownership interests in us.

Prior to December 31, 2008, all of the common shares of our Company held by XFL were class B common shares. The class B common shares have ten votes per share, compared with one vote per share for Class A Shares, and gave XFL control of approximately 82% of the voting rights in us. Effective from December 31, 2008, XFL converted its ownership interest in us from class B common shares to class A common shares, thus relinquishing its super voting rights in us. See “Item 7.B. Major shareholders and related party transactions — Related party transactions — Transactions with XFL or its subsidiaries — Loan agreements and foreign currency agreement between us and XFL or its subsidiaries.”

D.	Property, Plants and Equipment

Our principal executive offices are located on premises comprising approximately 3,300 square feet in Beijing, China. We lease a total of approximately 178,100 square feet of office space, which includes approximately 89,000 square feet in Beijing, 48,400 square feet in Shanghai, 15,600 square feet in Guangzhou, 9,100 square feet in Hong Kong, 5,200 square feet in Shenzhen and 10,800 square feet in other cities in China.

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

Our consolidated financial statements for the years ended December 31, 2006 and 2007, which also are included in this annual report, reflect the operating results of five operating groups, namely Broadcast, Print, Advertising, Research and Production. As of the first quarter of 2008, our business groups have been integrated from five to three, with Production integrated into Broadcast and Research integrated into Advertising.

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

Acquisitions

We were established on November 7, 2005 by Xinhua Finance Limited, or XFL. Our predecessor entity is EconWorld Media, described below, which operates the magazine business of our Print Group. We have acquired or established the companies listed below to build our integrated platform of products and services.

We established and developed our operating groups through acquisitions and other transactions. We issued two promissory notes on March 31, 2006, one in favor of XFL for $68.5 million and the other in favor of Xinhua Financial Network for $38.2 million, in return for the following transfers and advances: two of our acquired entities, Beijing Century Media Culture Co., Ltd, or Beijing Century Media, and Xinhua Finance Advertising Limited, or Xinhua Finance Advertising (formerly known as Ming Shing International Limited, or Ming Shing), were initially acquired by XFL and subsequently transferred to us; XFL and Xinhua Financial Network advanced the purchase price for our purchase of 19.0% of the equity of Upper Step Holdings Limited, or Upper Step, and 19.0% of the equity of Accord Group Investments Limited, or Accord Group. See “Item 7.B. Major shareholders and related party transactions — Related party transactions — Transactions with XFL or its subsidiaries — Loan agreements and foreign currency agreement between us and XFL or its subsidiaries.”

Broadcast.  Our Broadcast Group was formed through the following transactions:

•	Upper Step. We signed a series of agreements pursuant to which we acquired 19.0% of the equity of Upper Step on February 28, 2006, at an initial price of $5.1 million. This amount was paid by Xinhua Financial Network and included in our promissory notes to Xinhua Financial Network and XFL. As part of the same series of agreements, Sino Investment Holdings Limited, or Sino Investment, also purchased 37.0% of

Upper Step. We also injected an additional $3.2 million into Upper Step. Of that amount, $2.0 million was a loan from us paid by Xinhua Financial Network, and we subsequently repaid Xinhua Financial Network. On September 22, 2006, we acquired an additional 37.0% of the equity of Upper Step from Sino Investment for a consideration of 6,478,437 class A common shares, $9.1 million paid by XFL and 4,099,968 warrants to purchase our class A common shares at $3.659 per share. The warrants are immediately exercisable and valid for five years. In addition, Sino Investment issued a demand promissory note to us in the amount of $7.9 million as part of this transaction. On October 24, 2006, we made an additional payment of $10.0 million partially under our obligations for the purchase of 19.0% of Upper Step and partially to meet the obligations of Sino Investment for its purchase of 37.0% of Upper Step. On November 1, 2006, we acquired the remaining 44.0% of the equity of Upper Step from Honour Rise Services Limited, or Honour Rise, a wholly-owned subsidiary of Wai Gao Qiao, for 6,407,018 class A common shares. Primarily through Upper Step’s subsidiaries and affiliated entities, we have our strategic partnership with Shanghai Camera Media Investment Co., Ltd., or Shanghai Camera, the content and advertising provider to Inner Mongolia Satellite Television. Until Upper Step entered into this strategic partnership, it had no operations.

•	Beijing Perspective. Through Beijing Century Media, an affiliated entity, we acquired 51.0% of the equity of Beijing Perspective Orient Movie and Television Intermediary Co., Ltd., or Beijing Perspective, on July 28, 2006. Xinhua Financial Network financed the purchase price for this acquisition. On November 13, 2007, we acquired the remaining 49% of the equity of Beijing Perspective for approximately $10.5 million, of which approximately $8.3 million was settled by the issuance of 2,043,347 of our class A common shares valued at $4.06 per share. Beijing Perspective engages in the production, distribution and syndication of Fortune China.

•	Accord Group. We acquired 19.0% of the equity of Accord Group on January 23, 2006 at a price of $440,000, which was paid by Xinhua Financial Network. This amount was included in our promissory notes to Xinhua Financial Network and XFL. On September 22, 2006, we acquired 61.0% of the equity of Accord Group from Sino Investment by issuing 451,107 of our class A common shares to Sino Investment. On November 1, 2006, we acquired the remaining 20.0% of the equity of Accord Group from Honour Rise for 125,053 of our class A common shares. Through Accord Group and its affiliated entity, Century Media Advertising, we have a partnership with China Radio International’s exclusive advertising agent to provide content to and exercise the exclusive right to sell advertising for the EasyFM stations of Beijing and Shanghai.

•	M-in. We acquired 100% of the ordinary shares of East Alliance Limited on June 4, 2007 at an initial price of approximately $9.5 million. East Alliance Limited is an investment holding company for its wholly-owned subsidiaries and VIEs, collectively M-in. In addition to the initial consideration, the equity owners of M-in are entitled to additional consideration, 60% payable in cash and 40% in our common shares, based on a predetermined earn-out formula applied to aggregate audited operating results through December 31, 2007 and 2008. M-in is a mobile service provider that provides mobile value added services such as wireless application protocol, or WAP, text messaging, multimedia messaging service, or MMS, and color ring back tone variously supported by major mobile telecommunication operators in China. M-in also has marketing and distribution channels including television, print, Internet and other media, and creates and manages a wide range of mobile and online interactive products. Based on M-in’s audited operating results through December 31, 2007, we paid additional consideration totaling $11.9 million for the year ended December 31, 2008, which resulted in additional goodwill of $11.9 million. The additional consideration paid consisted of a cash payment of $7.1 million, with the remaining $4.7 million settled by the issuance of 3,261,670 of our class A common shares.

•	Beijing Century Media. XFL, through a subsidiary, lent funds to two PRC citizens, who used the funds to buy a combined 100% equity interest in Beijing Century Media on September 9, 2005. On the same day, the subsidiary of XFL entered into a set of agreements with these two PRC citizens to give XFL effective control over Beijing Century Media. XFL transferred its control of Beijing Century Media to us through one of our affiliated entities on March 16, 2006 at a price of $11.4 million. This amount was included in our promissory notes to XFL and Xinhua Financial Network. In 2007, we recorded additional consideration of $7.4 million pursuant to a predetermined earn-out formula applied to aggregate audited operating results through December 31, 2006. This amount was settled on our behalf by XFL company through an issuance of XFL’s shares. For the year ended December 31, 2008, based on the relevant income level Beijing Century Media reported through December 31, 2007, we paid additional consideration of $8.7 million which resulted in additional goodwill of $8.7 million. Additional consideration of $3.2 million was paid in cash by XFL on our behalf, and the remaining $5.5 million was settled by the issuance of 156,316 XFL shares.

•	Xinhua Media Entertainment. We established Xinhua Media Entertainment Limited, or Xinhua Media Entertainment, in April of 2008 and hold 75% of its equity interest.

Print.  Our Print Group was formed through the following transactions:

•	Economic Observer Advertising. Through Beijing Taide Advertising Co., Ltd., or Beijing Taide, an affiliated entity, we acquired 50.0% of the equity of Beijing Jingguan Xincheng Advertising Co., Ltd., or Economic Observer Advertising, on June 8, 2006. XFL financed the purchase price for this acquisition, and we subsequently issued 5,761,317 class B common shares to XFL as consideration (note these class B common shares converted to class A common shares on December 31, 2008). We acquired the remaining 50.0% of the equity of Economic Observer Advertising through Beijing Taide on September 15, 2006. In 2007, we recorded additional consideration of $9.3 million pursuant to a predetermined earn-out formula applied to aggregate audited operating results through December 31, 2006. This amount was settled on our behalf by XFL. Economic Observer Advertising has the exclusive rights to sell advertising for and provides advisory services and other management consulting services to the Economic Observer newspaper.

•	EconWorld Media. XFL subscribed for 60.0% of the equity of EconWorld Media Limited, or EconWorld Media, on May 26, 2005 at an initial price of $1.5 million and transferred that interest to us on January 12, 2006. On June 8, 2006, we subscribed to one additional share of EconWorld Media at a price of $2.8 million in fulfillment of an earn-out obligation, which was paid by XFL. We issued one share to XFL as consideration, which was subsequently divided into 1,000 shares. We acquired another 12.0% of the equity of EconWorld Media on June 21, 2006 at a price of $1.1 million, which was also paid by XFL. On December 28, 2006, we acquired the remaining 28.0% at a price of $5.0 million, which was paid by XFL. EconWorld Media operates the magazine business of our Print Group and is our predecessor.

Advertising.  Our Advertising Group was formed through the following transactions:

•	Xinhua Finance Advertising. XFL acquired 100% of the equity in Ming Shing at a cost of $29.0 million plus a series of earn-out obligations, which, together with the first payment, were estimated to be $80.5 million, on January 12, 2006 and subsequently transferred Ming Shing to us on March 16, 2006, at a price of $80.5 million. XFL is responsible for the future earn-out payments. This amount was included in our promissory notes to XFL and Xinhua Financial Network. Ming Shing subsequently changed its name to Xinhua Finance Advertising Limited on June 19, 2006. Xinhua Finance Advertising and certain of its subsidiaries and affiliated entities are engaged in advertising design, production and placement services for television, print media and outdoor billboards on university campuses to customers in the PRC and Hong Kong. Based on Xinhua Finance Advertising’s audited operating results through December 31, 2005, we paid additional consideration totaling $31.4 million during the year ended December 31, 2006, which resulted in additional goodwill of $31.4 million. In 2007, we recorded additional consideration of $25.0 million pursuant to a predetermined earn-out formula applied to aggregate audited operating results through December 31, 2006. This amount was settled on our behalf by XFL, partially through an issuance of XFL’s shares. For the year ended December 31, 2008, based on Xinhua Finance Advertising’s audited operating results through December 31, 2007, we paid additional consideration totaling $35.4 million which resulted in additional goodwill of $35.4 million. XFL paid additional consideration of $17.7 million on our behalf, which was settled through the issuance of 289,481 XFL shares.

•	Singshine Marketing. We acquired 100% of Singshine (Holdings) Hongkong Ltd.’s ordinary shares, and its subsidiaries and VIEs, collectively Singshine Marketing, on June 11, 2007 for an initial price of approximately $6.4 million. In addition, the shareholders of Singshine Marketing are entitled to additional cash consideration based on a predetermined earn-our formula applied to aggregate audited operating results through December 31, 2007, 2008 and 2009. Singshine Marketing is engaged in below-the-line marketing services. For the year ended December 31, 2008, based on Singshine Marketing’s audited operating results through December 31, 2007, we paid additional cash consideration totaling $5.4 million and have finalized the purchase price allocation on the assets acquired and liabilities assumed pursuant to this transaction. This resulted in additional goodwill of $6.6 million for the year ended December 31, 2008.

•	JCBN China. We acquired 100% of the ordinary shares of Shanghai Paxi Advertising Co. Ltd. and its subsidiaries, collectively JCBN China, on November 27, 2007 for an initial price of approximately $40.8 million. In addition, the equity owners of JCBN China are entitled to additional consideration, 60% payable in cash and 40% in our common shares based on a predetermined earn-out formula applied to aggregate audited operating results through December 31, 2008 and 2009. JCBN China is a leading advertising agency in China’s online property and imported spirits sectors.

•	JCBN Hong Kong. We acquired 100% of the ordinary shares of Profitown Development Ltd. and its subsidiaries, collectively JCBN Hong Kong, on November 27, 2007 for an initial price of approximately $2.2 million. In addition to the initial consideration, the equity owners of JCBN Hong Kong are entitled to additional consideration, 60% payable in cash and 40% in our common shares, based on a predetermined earn-out formula applied to aggregate audited operating results through December 31, 2008 and 2009. JCBN Hong Kong is principally engaged in below-the-line marketing.

•	Hyperlink. Through Beijing Taide, an affiliated entity, we acquired 51.0% of the equity of Hyperlink on August 1, 2006. XFL financed the purchase price for this 51.0% equity, and we subsequently issued 1,679,012 class B common shares to XFL as consideration (note these class B common shares converted to class A common shares on December 31, 2008). On September 18, 2006, we acquired the remaining 49.0% of the equity of Hyperlink through Beijing Taide. Based on Hyperlink’s audited operating results through June 30, 2007, we paid additional consideration totaling $2.8 million for the year ended December 31, 2008, which resulted in additional goodwill of $2.8 million. XFL paid this amount in cash on our behalf. In the first quarter of 2009, we signed an agreement to sell Hyperlink for approximately $10.7 million.

•	China Youth League. Pursuant to an agreement we entered into in December 2008 with YMHK, and several other parties, we obtained the right to act as an exclusive advertising agent for China’s university intranet portal and we agreed to provide working capital to YMHK in accordance with business plans and budgets to be agreed by all investors in YMHK and us. Such working capital is repayable upon demand by us with twelve months’ notice. The earliest date of repayment is January 1, 2011. This agreement builds upon the 30-year cooperation agreement YMHK entered into with three Chinese government controlled companies to develop and operate a campus network in China. China’s university intranet fiberoptically links nearly 2,000 university campuses throughout China with a local intranet platform, and serves an addressable student market of 30 million.

General factors affecting our results of operations

We have benefited significantly from China’s overall economic and population growth. The overall economic and population growth and the increase in the gross domestic product per capita in China have led to a significant increase in spending on advertising in China. Advertising spending in China has been impacted by the global economic recession, which continues into 2009. Adverse changes in the economic or political conditions in China may have a material adverse effect on the media industry in China and advertising spending, which in turn may harm our business and results of operations.

Recent global market and economic conditions have been unprecedented and challenging with tighter credit conditions and recession in most major economies continuing into 2009. These conditions have led to a decreased rate of growth in China and a decline in global advertising spending. As a result of these market conditions, the cost and availability of credit has been and may continue to be adversely affected by illiquid credit markets and wider credit spreads. Concern about the stability of the markets generally and the strength of counterparties specifically has led many lenders and institutional investors to reduce, and in some cases, cease to provide credit to businesses and consumers. These factors have led to a decrease in spending by businesses and consumers alike, and a corresponding decrease in corporate advertising. Continued turbulence in the U.S. and international markets and economies and prolonged declines in business and consumer spending may adversely affect our liquidity and financial condition and the liquidity and financial condition of our customers.

Specific factors affecting our results of operations

While our business is affected by factors relating to the media industry in China generally, we believe that our results of operations are also affected by company-specific factors. We believe that the results of operations of our broadcast, print and advertising operations are affected by, among other factors, the following:

•	the quality of the content and ratings of our strategic partners’ broadcast programs;

•	the reach and timing of our strategic partners’ broadcast;

•	the circulation numbers, the quality of the content of, and the composition and location of the readership of, our strategic partners’ publications;

•	the quality of the advertising we produce for advertisers;

•	the quality of the research services that we offer to advertisers;

•	the pricing of our advertising;

•	the pricing and quality of our marketing services, including events organization;

•	the quality of the programming we create;

•	the popularity of the programs; and

•	the pricing of our television programs and production services.

Our revenues

Net revenues.  For the years ended December 31, 2006, 2007 and 2008, we generated total net revenues of $59.0 million, $134.8 million and $186.0 million, respectively. Our net revenue mix, and especially our net revenues from advertising sales, differed substantially in 2006 and 2007 due to our acquisition and consolidation of acquired entities. Our revenues are net of PRC business taxes, advertising rate adjustments and rebates.

We currently derive revenues from the following sources:

•	advertising services, including our below-the-line services, which accounted for 76.1%, 64.3% and 58.0% of our total net revenues for the years ended December 31, 2006, 2007 and 2008, respectively;

•	content production and sales, which accounted for 11.1%, 5.7% and 6.7% of our total net revenues for the years ended December 31, 2006, 2007 and 2008, respectively;

•	advertising sales, which accounted for 11.3%, 29.1% and 35.1% of our total net revenues for the years ended December 31, 2006, 2007 and 2008, respectively; and

•	publishing services, which accounted for 1.5%, 0.9% and 0.2% of our total net revenues for the years ended December 31, 2006, 2007 and 2008, respectively.

Advertising services revenues.  We generate advertising services revenues for:

•	Advertising and user service fees for mobile value-added services (by the Broadcast Group). We generate revenues by providing mobile value-added services. We recognize these revenues when services are delivered to mobile users. In June 2007, we began recognizing revenues from advertising and user service fees for mobile value-added services. Our consolidated results of operations for year ended December 31, 2006 did not include these revenues as we acquired our mobile value-added services operations in June 2007. Our consolidated results of operations for the years ended December 31, 2007 and 2008 included these revenues from the date we acquired M-in.

•	Marketing services, primarily for online real estate, spirits and events organization (by the Broadcast Group, the Print Group and the Advertising Group). Our marketing services are provided by our Broadcast, Print and Advertising Groups. The fees we charge for marketing services vary, depending primarily on competition and our estimated costs of providing the services. We recognize these revenues when the services are provided. Our consolidated results of operations for the years ended December 31, 2006, 2007 and 2008 also included marketing services revenues generated by the newspaper and magazine operations of our Print Group, our Advertising Group and our Broadcast Group.

•	Acting as Advertising agent to place advertisements on certain programs aired by various television stations, on billboards on some university campuses in Shanghai and in certain print and electronic media (by the Advertising Group). In the year ended December 31, 2006, we generated advertising services revenues from advertising, sponsorship and sponsored programming on Inner Mongolia Satellite Television through our strategic partnership with Shanghai Camera. In that same period, we also generated revenues based on our provision of consulting and advisory services to Shanghai Camera. In January 2007, we began recognizing revenues from advertising, sponsorship and sponsored programming directly rather than through Shanghai Camera, and at that point we began to categorize our revenues for advertising, sponsorship and sponsored programming in relation to Inner Mongolia Satellite Television as advertising sales revenues. However, we continue to categorize our revenues for providing consulting and advisory services and provision of content as advertising services revenues.

•	Designing and producing television, radio, print and billboard advertisements (by the Advertising Group). We generate revenues from advertising broadcast on various television stations during certain programs. We also generate revenues from advertising on billboards placed on some university campuses in Shanghai and from advertising in certain print and electronic media. We may also provide additional services in relation to the placement and sales of advertisements, including the creation of the advertising or research services as part of our service package. We recognize these revenues when the related advertisements are aired on television, placed on the billboards or published in the print or electronic media, respectively. Our consolidated results of operations for the year ended December 31, 2006 included these revenues from January 12, 2006, the date XFL acquired Xinhua Finance Advertising. Our consolidated results of operations for the years ended December 31, 2007 and 2008 included these advertising services revenues.

•	Research services (by the Advertising Group). We generate revenues for providing research services to companies relating to market characteristics, consumer preferences and opinions with respect to advertising and media content, as well as business and technology issues if needed for each project. The fees we charge for research projects vary, depending on competition and our estimated costs for providing the research services. We recognize these revenues when the reported data is accepted by the customer. Our consolidated results of operations for the year ended December 31, 2006 included these revenues from the date we acquired a majority interest in Hyperlink. Our consolidated results of operations for the years ended December 31, 2007 and 2008 include these research service revenues.

Pricing for our advertising services is primarily computed on a project basis, based upon a defined set of criteria from the client. We meet with our advertising services clients to put together a concrete project plan and description, and then estimate the total number of hours required for completion. Our pricing structure is computed by multiplying a base hourly fee by the number of hours required for project completion plus a premium fee based upon the difficulty of the project. Pricing for our below-the-line services is also computed on a project basis, based upon working costs required for project completion, including third party costs, plus a commission for third party costs and a premium fee based upon project difficulty. Pricing for our mobile value-added services is computed on a product download basis, per an agreed price with the mobile service provider based upon the number of products downloaded by mobile users.

Content production revenues.  Our content production revenues include revenues from sales of television programs, broadcast design, production of animation, visual effects for television commercials and films, and post-production services.

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

Advertising sales revenues.  We began recognizing revenues directly from advertising sales when we acquired Econworld Media in 2005 and all our revenues from this business prior to this time were advertising services revenues. We generate advertising sales revenues from the following media sources:

•	Inner Mongolia Satellite Television (by the Broadcast Group). Primarily through Upper Step’s subsidiaries and affiliated entities, we have a strategic partnership with Shanghai Camera, the content and advertising provider to Inner Mongolia Satellite Television. In December 2006, we began recognizing revenues from advertising sales, sponsorship and sponsored programs directly, rather than through Shanghai Camera, as the services were performed, which revenues are categorized as advertising sales revenues. In the year ended December 31, 2008, we generated revenues from advertising sales, sponsorship and sponsored programming on Inner Mongolia Satellite Television through our strategic partnership with Shanghai Camera, which has the exclusive rights to sell advertising for Inner Mongolia Satellite Television.

•	China Radio International’s EasyFM stations in Beijing and Shanghai (by the Broadcast Group). We generate revenues from selling advertising time slots and sponsorship on China Radio International’s EasyFM stations in Beijing and Shanghai. We recognize these revenues when the related advertisements are broadcast. Our consolidated results of operations for the years ended December 31, 2006, 2007 and 2008 included these revenues from the date of our acquisition of a majority interest in the Accord Group.

•	Channel FM107.7, FM103.6 and FM90.0 of the Guangdong People’s Radio Station (by the Broadcast Group). We generate revenues from selling advertising time slots and sponsorships on several radio channels of the Guangdong People’s Radio Station, including FM107.7, FM103.6 and FM90.0. We recognize these revenues when the related advertisements are broadcast. Our consolidated results of operations for the year ended December 31, 2006 did not include these revenues as we acquired Singshine Communication, which has the exclusive rights to sell advertising for and the rights to provide content to channel FM107.7 on June 11, 2007. Our consolidated results of operations for the years ended December 31, 2007 and 2008 included these revenues from the date of our acquisition of Singshine Communication. Our consolidated results of operations for the years ended December 31, 2006 and 2007 did not include revenues from FM103.6 and FM90.0 as FM103.6 and FM90.0 first began to generate revenue on January 1, 2008

•	Economic Observer (by the Print Group). We generate revenues from selling advertising space in the Economic Observer. We have the exclusive rights to sell advertisements for the Economic Observer, and typically other advertising agents engage us to place advertisements on its pages. We receive payments through these agents or, when an advertiser directly advertises with us, from the advertiser. We recognize these revenues when the related advertisements are published. Our consolidated results of operations for the years ended December 31, 2006, 2007 and 2008 included these revenues from the date of the acquisition.

•	Money Journal and Chinese Venture (by the Print Group). We generate revenues from selling advertising space in the Money Journal and Chinese Venture. Most advertisements placed in these magazines result in revenues to us, except for those advertisements placed in Money Journal by Dow Jones, most of which result in revenues to Dow Jones. See “Item 4.B. Information on the Company — Business overview — Arrangements with partners and suppliers — Our Print Group’s relationship with Dow Jones.” We generate some advertising sales revenues directly from advertisers, and some through agents. We recognize these revenues when the related advertisements are published. Our consolidated results of operations for the years ended December 31, 2006, 2007 and 2008 included revenues generated by Money Journal as XFL acquired a controlling interest in the Money Journal operations in September 2005. Our consolidated results of operations for the years ended December 31, 2007 and 2008 included revenues generated by Chinese Venture as this magazine first began to generate revenues in January 2007.

•	Outdoor advertising (by the Advertising Group). We generate revenues from selling advertising space on traditional outdoor billboards, large-scale visual displays on architectural surfaces and inflatable billboards. We have the exclusive rights to sell advertisements on these surfaces, and typically other advertising agents engage us to place such advertisements. We receive payments through these agents or, when an advertiser directly advertises with us, from the advertiser. We recognize these revenues when the related advertisements are displayed. Our consolidated results of operations for the year ended December 31, 2006 did not include these revenues as we acquired Convey, a major outdoor advertising operator in Hong Kong and across southern China, on July 2, 2007. Our consolidated results of operations for the years ended December 31, 2007 and 2008 included these revenues from the date of the acquisition. We disposed of Convey on December 31, 2008.

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

Publishing services revenues.  Since September 20, 2006, publishing services revenues have included revenues we generate in connection with our management and information consulting services relating to the subscriptions and sales of Money Journal. These revenues are generated by our Print Group. Our consolidated results of operations for the years ended December 31, 2006, 2007 and 2008 included these revenues as XFL acquired our Money Journal operations in September 2005.

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

We also recognize publishing services revenues we generate in connection with our management and information consulting services relating to the revenues from subscriptions and sales of Chinese Venture. Our consolidated results of operations for the years ended December 31, 2007 and 2008 included these revenues as this magazine first began to generate revenues in January 2007. Although we no longer act as a book publishing agent, for the years ended December 31, 2006 and 2007, we engaged in this business and received revenues from this source. The revenue contribution from book sales was immaterial for these periods. We no longer hold exclusive rights to sell advertising for the financial pages of the Beijing Review.

We share a portion of the revenue from subscriptions and sales of these magazines based on terms mutually agreed to with the publisher. The subscription fees and the price of the magazines are determined by the publishers.

Operating costs and expenses

Our operating costs and expenses consist of cost of revenues, selling and distribution expenses and general and administrative expenses. The following table sets forth the components of our operating costs and expenses, both in dollar amounts and as a percentage of total net revenues for the periods indicated.

	Year Ended December 31,		Year Ended December 31,		Year Ended December 31,
	2006		2007		2008
	$	%	$	%	$	%
	(In thousands, except percentages)

Total net revenues	58,966	100.0	134,839	100.0	186,031	100.0
Operating costs and expenses:
Cost of revenues
Advertising services	27,654	46.9	58,048	43.0	74,735	40.2
Content production	2,829	4.8	3,707	2.7	7,522	4.0
Advertising sales	1,912	3.2	19,490	14.5	30,756	16.5
Publishing services	1,386	2.4	854	0.6	1,479	0.8
Selling and distribution	5,277	8.9	14,877	11.0	22,946	12.3
General and administrative	12,840	21.8	24,349	18.1	52,068	28.0
Impairment charges	—	—	—	—	232,598	125.0
Loss on disposal of subsidiaries	—	—	—	—	4,721	2.5

Total operating costs and expenses	51,898	88.0	121,325	89.9	426,825	229.3

Cost of revenues.  Our cost of revenues primarily consists of the following four components:

•	Advertising services. Advertising services costs primarily consist of our direct costs to secure advertising time or space with various broadcast and print media, costs to produce advertisements, mobile value-added services costs, marketing services costs and research costs. Mobile value-added services costs represent our direct costs of providing mobile value-added services. Marketing services costs represent our direct costs of providing marketing services, including events organization. Research costs are the direct costs relating to providing research services to companies that hire us to conduct market research for them including costs for conducting interviews and holding focus groups.

•	Content production. Content production costs are primarily direct costs we incur in producing television programs, including production overhead, development costs and pre-production costs, the cost of purchasing distribution rights of programs produced by other production companies, salaries and purchases of software and hardware.

•	Advertising sales. Advertising sales costs primarily consist of (1) the fees we pay to our strategic partners, and amortization of these fees, in return for advertising revenues generated from Inner Mongolia Satellite Television, China Radio International’s EasyFM station in Beijing and Shanghai, channel FM107.7, FM103.6 and FM90.0 of the Guangdong People’s Radio Station, Money Journal, Chinese Venture and the Economic Observer; (2) costs to maintain and operate our outdoor advertising network; (3) program production costs for the Fortune China and other programs and (4) royalties to Dow Jones.

•	Publishing services. Publishing services costs primarily represent our costs incurred relating to the publication and distribution of Money Journal and certain books.

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

General and administrative expenses.  Our general and administrative expenses primarily consist of compensation and benefits of administrative staff , marketing costs, fees, office rent and travel expenses. We expect that our general and administrative expenses will increase in the near term as we hire additional personnel and incur additional costs in connection with the expansion and re-positioning of our business. We are also contemplating a new enterprise resource planning system to facilitate stronger management of our acquisitions, which would also increase costs. In addition we incurred increased costs as we became a publicly listed company in the United States. In particular, compliance with the Sarbanes-Oxley Act, such as Section 404 of the Sarbanes-Oxley Act which requires public companies to include a report of management on the effectiveness of such company’s internal control over financial reporting, will increase our costs. We incur costs associated with public company reporting requirements, such as the requirements to file an annual report and other event-related reports with the Securities and Exchange Commission.

Impairment charges.  Our impairment charges primarily consisted of (i) impairment of goodwill of $180.8 million and intangible assets of $25.6 million which was the result of a decrease in the fair value of the reporting unit affected by the slowdown in the global economy and the repositioning of our business to sports and entertainment, (ii) allowance for doubtful debts of $10.4 million as the amounts are not expected to be recovered, (iii) impairment of content production cost of $3.1 million which was the result of our determination to terminate the re-runs of the related television programs in the future, and (iv) impairment of a promissory note issued by Sino Investment with accrued interest in the aggregate of $8.5 million due to Sino Investment’s default with respect to interest payments on the promissory note.

Loss on disposal of subsidiaries.  Our loss on disposal of subsidiaries represented loss on the disposal of 85% equity interest in Convey.

Share-based compensation expenses.  In June 2006, we issued 11,050,000 restricted class A common shares to our Chief Executive Officer. In July 2006, we entered into individual option agreements in order to attract and retain quality personnel for positions of substantial responsibility, provide additional incentive to employees and consultants and promote the success of our business. Under these option agreements, we have reserved class A common shares amounting to approximately 5.1% of our total common shares outstanding as of March 31, 2009 for issuance. In December 2006, we issued warrants to purchase common shares to a consultant. In January 2007, we issued warrants to purchase common shares to an employee. In addition, our shareholders adopted a 2007 share option plan on February 7, 2007. In January 2008, we granted restricted share units to certain executives and employees of our company. In April 2008, we granted options to a consultant and two independent directors. In June 2008, we granted options to six independent directors. In August 2008, we issued common shares as consideration for consultancy services. In January 2009, we granted options to a consultant and an employee. See “Item 6.B. Directors, senior management and employees — Compensation of Directors and Executive Officers — Share options.” Because our option plan covers all of our employees, the change in the amount of share-based compensation expenses will primarily affect our reported net income, earnings per share and all line items of our operating costs and expenses, which include cost of revenues, selling and distribution expenses and general and administrative expenses.

Under Statement of Financial Accounting Standards No. 123R, “Share-Based Payment,” or SFAS No. 123R, which became effective January 1, 2006, we are required to recognize share-based compensation as compensation expense in our statement of operations based on the fair value of equity awards on the grant date, with the compensation expense recognized over the period in which the recipient is required to provide service in exchange for the award (usually the vesting period). This statement also requires us to adopt a fair value-based method of measuring the compensation expense related to share-based compensation. For restricted shares granted to our employees, we record share-based compensation expense for the fair value of the restricted shares at the grant date. For options granted to employees, we record share-based compensation expense for the fair value of the options at the grant date. We recognize such share-based compensation expense over the vesting period of the restricted shares or options, respectively.

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

We have engaged American Appraisal China Limited, Vigers Appraisal and Consulting Limited and Grant Sherman Appraisal Limited, all independent appraisers, to assess the fair values of our options and warrants as of each relevant grant date on a contemporaneous basis. We used the Black-Scholes option-pricing model for grants that occurred in 2006 and the Binomial option pricing model for grants that occurred in 2007, 2008, and for the period through March 31, 2009. The difference between the Binomial option pricing model and Black-Scholes option pricing model is the possibility of an early exercise premium. In the case of a zero dividend yield, the models yield similar results. However, if the dividend is not zero, a more significant difference may exist. To better estimate the fair value of the options and warrants if there is a dividend yield in the future, we changed the valuation method of options from the Black-Scholes option pricing model to the Binomial option pricing model for those options and warrants granted in 2007, 2008, and for the period through March 31, 2009. Typically fair value of these options is determined either by the income approach, which applies discount rates to projected cashflows from estimated forecasts, and/or the market approach, which analyzes and applies the financial metrics of comparable companies engaged in the same or a similar line of business to determine a value of the subject company’s common shares. Determining the fair value of the business enterprise and common shares requires making complex and subjective judgments regarding projected financial and operating results, our unique business risks, the expected volatility and liquidity of our shares, and our operating history and prospects at the grant date. These fair values are inherently uncertain and highly subjective. The assumptions used in deriving the fair values include: no material changes in the existing political, legal, fiscal and economic conditions in China; no material changes in tax law in China or the tax rates applicable to our subsidiaries and consolidated affiliated entities in operations; and no material deviation in market conditions from economic forecasts. These assumptions are inherently uncertain. If the independent appraiser had used different assumptions and judgments, the valuation would have been different and the amount of share-based compensation would also have been different because the fair value of the non-vested shares and the options granted would have been different.

Set forth below is a summary of our share-based awards granted in 2006, 2007 and 2008 and for the period through March 31, 2009:

•	We granted the following restricted class A common shares to our Chief Executive Officer:

	Number of		Fair Value of
	Common	Share Purchase	Non-vested	Type of
Grant Date	Shares Granted	Price	Shares	Valuation

June 13, 2006	11,050,000	Par value	$0.60	Market approach

•	We granted the following restricted class A common shares to certain executives and employees:

	Number of		Fair Value of
	Common	Share Purchase	Restricted Class A	Type of
Grant Date	Shares Granted	Price	Common Shares	Valuation

January 23, 2008	5,536,000	Par value	$2.24	Market approach

•	We granted options to our employees and consultants as follows:

	Number of
	Common			Fair Value of
	Shares		Option	Underlying	Fair Value of
	Underlying		Exercise	Common Shares at	Option at	Type of
Grant Date	Options Granted		Price	Grant Date	Grant Date	Valuation

July 11, 2006	11,198,180	(1)	$0.78	$0.60	$0.14	Market Approach
April 25, 2007	90,000		6.50	5.20	1.85	Market Approach
September 26, 2007	120,000		4.39	4.39	1.85	Market Approach
April 1, 2008	400,000		1.325	1.62	0.97	Market Approach
April 30, 2008	60,000		1.64	2.075	1.39	Market Approach
June 13, 2008	120,000		1.265	1.265	0.77	Market Approach
January 8, 2009	1,000,000		0.305	0.305	0.18	Market Approach

(1)	Total number of options granted in 2006 was 11,198,180 of which an aggregate of 3,072,596 options were exercised during 2007 and 2008 while 1,625,921 options lapsed during 2006, 2007 and 2008, mostly due to termination of employment.

Options representing 7,289,663 common shares were outstanding as of December 31, 2008.

Our total share-based compensation expenses accounted for $2.4 million, or 4.1% of our total net revenues, $3.1 million, or 2.3% of our total net revenues, and $12.5 million, or 6.7% of our total net revenues, for the years ended December 31, 2006, 2007 and 2008, respectively.

Taxation

We and each of our subsidiaries, including affiliated entities, file separate income tax returns.

The British Virgin Islands and Hong Kong

Under the current laws of the Cayman Islands and the British Virgin Islands, we and our subsidiaries incorporated in the British Virgin Islands are not subject to income or capital gains taxes. In addition, dividend payments are not subject to withholding tax in those jurisdictions. Our subsidiaries incorporated in Hong Kong have historically been subject to a profits tax rate of 17.5% on assessable profits. The Hong Kong government, in its 2008-2009 financial budget, proposed lowering the Hong Kong profits tax rate from 17.5% to 16.5%. This proposal was enacted on June 26, 2008. Payment of dividends is not subject to withholding tax in Hong Kong.

PRC

Pursuant to the PRC enterprise income tax laws, enterprise income tax is calculated based on taxable income. Under the PRC tax laws effective prior to January 1, 2008, companies established in China were generally subject to a state and local enterprise income tax, or EIT, at statutory rates of 30% and 3%, respectively. The Enterprise Income Tax Law enacted by the National People’s Congress of China, or the New EIT Law, became effective on January 1, 2008. Under the New EIT Law, foreign-invested enterprises, or FIEs, and domestic companies are subject to enterprise income tax at a uniform rate of 25%.

Under the New EIT Law, most of our subsidiaries, including affiliated entities, in China are subject to the standard enterprise income tax rate at the rate of 25%. The enterprise income tax is calculated based on taxable income under PRC GAAP. For some entities, the enterprise income tax is calculated based on the actual revenue or expense at a deemed tax rate according to the local practices of the respective local tax bureaus in charge.

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

The State Administration of Taxation and its delegates are authorized to grant exemptions from enterprise income tax of up to two years to newly established domestic companies that are engaged in consulting services or technology services, are in the information industry, or are cultural media enterprises. Some of our subsidiaries, including consolidated entities, are entitled to tax exemptions. For example, Beijing Taide and Shangtuo Zhiyang International Advertising (Beijing) Co., Ltd., two affiliated entities in our Advertising Group, were granted exemptions from enterprise income tax in 2005 and 2006 and in 2006 and 2007, respectively. Beijing Jin Long Run Xin Advertising Co., Ltd., a subsidiary of an affiliated entity in our Advertising Group, was granted an exemption from enterprise income tax for 2005 and 2006. Also, Shanghai Yuan Zhi Advertising Co., Ltd., an affiliated entity in our Broadcast Group, and Economic Observer Advertising, a subsidiary of an affiliated entity, which is part of our Print Group, were granted exemptions from enterprise income tax for 2006 and 2007. Beijing Jingshi Jingguan Advertising Co., Ltd., a subsidiary of an affiliated entity in our Print Group, received an exemption from enterprise income tax for 2006 and 2007. Xintai Huade Advertising Co., Ltd., an affiliated entity in our Advertising Group, was granted an exemption from enterprise income tax for 2006 and 2007. Beijing Century Media received an exemption from enterprise income tax for 2005 and 2007. Beijing Century Workshop Communications Co., Ltd., a subsidiary of an affiliated entity in our Broadcast Group, received exemptions from enterprise income tax in 2005, 2006 and 2007. Shanghai Renhe Movie and Television Intermediary Co. Ltd. received an exemption from enterprise income tax in 2007 and 2008.

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

Prior to December 31, 2008 one of our subsidiaries in China, Beijing Mobile Interactive Co., Ltd, applied for the New and High-Tech Enterprise (“HNTE”) status that would allow for a reduced 15% tax rate under China’s New EIT Law. Approval of the application was granted as of December 24, 2008. Pursuant to the New EIT Law, this subsidiary is entitled to preferential tax treatment with full tax exemption from PRC corporate income tax (“CIT”) for two years starting from its first profitable year of operations, followed by 50% reduction in the CIT rate for the next three years. This subsidiary is exempted from CIT for the years ended December 31, 2007 and 2008. Accordingly, we have used the reduced applicable tax rate of 7.5% in our calculations of deferred tax balances. We have applied the 7.5% tax rate in our calculation of deferred taxes because we expect to retain the HNTE status for the foreseeable future and the expected deferred tax liabilities will be fully settled in the following three years.

Furthermore, under the New EIT Law, a “resident enterprise,” which includes an enterprise established outside of China with “de facto management bodies” within China, is subject to PRC income tax on its global income. If the PRC tax authorities subsequently determine that we and our subsidiaries established outside of China should be deemed as a resident enterprise, then we and our subsidiaries established outside of China will be subject to PRC income tax at a rate of 25%. The New EIT Law provides, however, that dividends distributed between qualified resident enterprises are exempted. According to the Implementation Regulations of the Enterprise Income Tax Law, the qualified dividend and profit distribution from equity investment between resident enterprises shall refer to investment income derived by a resident enterprise from the direct investment in other resident enterprises with exception to the investment income from circulating stocks issued publicly by resident enterprises and traded on stock exchanges where the holding period is less than 12 months. As the term “resident enterprises” needs further clarification and interpretation, we cannot assure you that if we and our subsidiaries established outside of China are deemed resident enterprises, the dividends distributed by our subsidiaries incorporated in China as foreign-invested enterprises to their direct shareholders would be regarded as dividends distributed between qualified resident enterprises, and be exempted from the enterprise income tax. In addition, even if we and our subsidiaries established outside of China would not be deemed as a resident enterprise, they still may be regarded as a “non-resident enterprise,” and under the new PRC enterprise income tax law and its implementation rules, dividends payable by a foreign-invested enterprise in China to its foreign investor who is a non-resident enterprise, will be subject to a 10% withholding tax unless any such foreign investor’s jurisdiction of incorporation has a tax treaty with China that provides for a different withholding arrangement. The direct shareholders of our subsidiaries incorporated in China as foreign-invested enterprises are located either in the British Virgin Islands or Hong Kong. The British Virgin Islands does not have such a tax treaty with China while according to the Mainland and Hong Kong Special

Administrative Region Arrangement on Avoiding Double Taxation or Evasion of Taxation on Income agreed between China and Hong Kong in August 2006, dividends paid by a foreign-invested enterprise in China to its direct holding company in Hong Kong will be subject to withholding tax at a rate of no more than 5% (if the foreign investor owns directly at least 25% of the shares of the foreign-invested enterprise). See “Item 3.D. Risk Factors — Risks related to the regulation of our business and to our structure — Our foreign ADS holders may be subject to PRC withholding tax on dividends payable by us and on gains realized on the sale of our ADSs, if we are classified as a PRC ‘resident enterprise.”’

Critical Accounting Policies

Our assets and liabilities, results of operations and cashflows are based upon our consolidated financial statements, which have been prepared in accordance with U.S. GAAP. The preparation of these financial statements requires us to make estimates and judgments that affect the reported amounts of our assets, liabilities, revenues and expenses, and related disclosure of our contingent assets and liabilities. We base our estimates and judgments on historical experience, knowledge of current conditions and beliefs of what could occur in the future given available information. We consider the following accounting policies to be both those most important to the portrayal of our financial condition and those that require the most subjective judgment. If actual results differ significantly from management’s estimates and projections, there could be a material effect on our financial statements.

Revenue recognition

Advertising sales revenues include revenues from the provision of advertisements in newspapers, magazines and billboards and are recognized when advertisements are published net of provisions for estimated rate adjustments and discounts. Payments received in advance are deferred until earned and such amounts are reported as deferred revenues included in accrued expenses and other payables of the consolidated balance sheets.

Publishing services revenues include management and information consulting fees relating to magazine subscriptions and sales of magazines, such as Money Journal and Chinese Venture. Magazine subscription revenues are recognized over the subscription period. Single copy sales of magazines through distributors or retail outlets such as newsstands, supermarkets, and convenience stores are recognized when sold to the ultimate customers. Revenues from book sales are recognized when books are sold to end customers. To date, revenue from book sales has not been significant. We do not carry book and magazine inventories on our consolidated balance sheets. Costs of books and magazines published are charged to cost of revenues when incurred.

Advertising services revenues include revenues from event organization, sponsorship at events, advertising agency services, mobile value-added services, provision of market research services and provision of advisory and consulting services and are generally recognized as services are provided. Revenues from event organization, such as dramas, include ticketing revenue recognized upon the delivery of tickets and admission to the events. Revenues from sponsorship at events are generally recorded over the period of the applicable agreements commencing from the operating of the related event. Revenues from advertising agency services, provision of market research services and provision of advisory and consulting services are recognized when the services are provided.

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

We record revenues net of applicable business taxes, which totaled $1.9 million, $4.4 million and $7.0 million for the years ended December 31, 2006, 2007 and 2008, respectively.

In the normal course of business, we act as an intermediary or agent in placing advertising transactions with television and radio stations with third parties. Such transactions are recorded at either gross or net basis depending on whether we act as the principal or as an agent in the transaction. We are considered the principal and record revenues on a gross basis in transactions where we purchase blocks of advertising time and attempt to sell the time to advertisers, and when these transactions carry the substantial risks and rewards of ownership. We are considered an agent and record revenues on a net basis for those transactions in which we find advertising space for advertisers, and when these transactions do not carry the substantial risks and rewards of ownership

We extend credit based upon an evaluation of a customer’s financial condition. We do not require collateral from customers to which we extend credit. Allowances for estimated credit losses are generally established based on historical experience.

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

To assess potential impairment of goodwill and intangible assets with indefinite lives, we perform an assessment of the carrying value of our reporting units on at least an annual basis or when events and changes in circumstances occur that would more likely than not reduce the fair value of our reporting units below their carrying value. If the carrying value of a reporting unit exceeds its fair value, we would perform the second step in our assessment process and record an impairment loss to earnings to the extent the carrying amount of the reporting unit’s goodwill exceeds its implied fair value. We estimate the fair value of our reporting units through internal analysis and external valuations, which utilize income and market valuation approaches through the application of capitalized earnings and discounted cashflow. These valuation techniques are based on a number of estimates and assumptions, including the projected future operating results of the reporting unit, appropriate discount rates and long-term growth rates.

There were no impairment losses in the years ended December 31, 2006 and 2007.

Driven mainly by our repositioning in the sports and entertainment fields and the global economic downturn, we recorded an impairment charge of $180.8 million, $25.6 million and $26.2 million for goodwill, intangible assets and other assets for the year ended December 31, 2008, respectively.

Due to the disposal of Convey, we recorded a loss on disposal of our subsidiaries of $4.7 million for the year ended December 31, 2008.

Impairment of other assets

The impairment of other assets mainly consisted of (i) allowance for doubtful debts of $10.4 million as the amounts are not expected to be recovered, (ii) impairment of content production cost of $3.1 million which was the result of our determination to terminate the re-runs of related television programs in the future, and (iii) impairment of a promissory note issued by Sino Investment with accrued interest of in the aggregate of $8.5 million due to Sino Investment’s default with respect to interest payments on the promissory note.

Due to the bankruptcy of Lehman Brothers, our management is of the view that our principal protected note cannot be recovered, and we recorded an impairment loss on a principal protected note of $24.9 million for the year ended December 31, 2008.

We recorded an impairment loss of $0.5 million on our investment in Hyperlink E-data International Ltd. (“Hyperlink E-data”), which was the result of the cost of our investment in Hyperlink E-data exceeding its fair value, calculated based upon an estimation of Hyperlink E-data’s future cashflow.

We recorded an impairment loss of $0.8 million on investment in Convey which was the result of the cost of our investment in Convey exceeding its fair value.

Income taxes

We recognize deferred income taxes for temporary differences between the tax basis of assets and liabilities and their reported amounts in the financial statements, net operating loss carry forwards and credits by applying enacted statutory tax rates applicable to future years. Deferred tax assets are reduced by a valuation allowance when, in our opinion, it is more likely than not that some portion or all of the deferred tax assets will not be realized.

Current income taxes are provided for in accordance with the laws of the relevant taxing authorities. The components of the deferred tax assets and liabilities are individually classified as current and non-current based on their characteristics.

Income taxes generated from our Hong Kong operations have not been material as we have not had significant operations in Hong Kong to date. For our operations based in the PRC in 2007, we were taxed at a statutory rate of 33% (30% state income tax plus 3% local income tax) applied to PRC taxable income reported in our PRC statutory financial statements. For our operations based in the PRC in 2008, we were taxed principally at a uniform income tax rate of 25%, which was applied to PRC taxable income reported in our PRC statutory financial statements.

We consider our company to be permanently reinvested with respect to our investment in our foreign subsidiaries. Accordingly no deferred income tax liability related to foreign subsidiaries’ unremitted earnings have been included in our provision for income taxes. Upon distribution of those earnings in the form of dividends or otherwise, we would be subject to income taxes and withholding taxes payable in various non-Cayman jurisdictions, which could potentially be offset by foreign tax credits. Determination of the amount of unrecognized deferred income tax liability is not practicable because of the complexities associated with the hypothetical calculation.

A deferred tax liability should be recorded for taxable temporary differences attributable to the excess of financial reporting amounts over tax basis amounts, including those differences attributable to a more than 50% interest in a domestic subsidiary in China. However, recognition is not required in situations where the tax law provides a means by which the reported amount of that investment can be recovered tax-free and the enterprise expects that it will ultimately use such means. We have not recorded any deferred tax liability attributable to the undistributed earnings of our financial interest in VIE affiliates in China because we believe such excess earnings can be distributed in a manner that would not be subject to tax.

Valuation of share-based compensation

We account for share-based compensation to our employees based on SFAS No. 123R and will record compensation expense based on the fair value of the options, shares and warrants on the date of grant. We incurred share-based compensation expenses of $2.4 million, $3.1 million and $12.5 million for the years ended December 31, 2006, 2007 and 2008, respectively.

With respect to the non-vested shares granted in June 2006, we retained an independent appraiser to produce a valuation report on the fair value of our company. Significant management judgment is involved in determining the underlying variables. We concluded that $0.60 was the fair value based on management’s evaluation of the report.

In the third quarter of 2006, we granted share options to our employees. In addition, we issued warrants to purchase common shares to a consultant in December 2006. We used the Black-Scholes option-pricing model to determine the amount of employee share-based compensation expense for these share options and warrants. In January 2007, we issued warrants to purchase common shares to an employee. In April and September 2007, we granted share options to three and four independent directors, respectively. We used the Binomial option-pricing model to determine the amount of employee share-based compensation expense for these share options and warrants. In April 2008, we granted share options to a consultant and two independent directors. In June 2008, we granted share options to six independent directors. We used the Binomial option-pricing model to determine the amount of employee share-based compensation expense for these share options. The Black-Scholes and Binomial approaches require us to make assumptions on such variables as share price volatility, expected lives of options and discount rates. Changes in these assumptions could significantly affect the amount of employee share-based compensation expense we recognize in our consolidated financial statements. See “— Operating costs and expenses — Share-based compensation expenses.”

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

	Year Ended	Year Ended	Year Ended
	December 31,	December 31,	December 31,
	2006	2007	2008
	(In thousands, except per share data)

Net revenues:
Advertising services	$44,862	$86,681	$107,892
Content production	6,545	7,681	12,372
Advertising sales	6,691	39,282	65,356
Publishing services	868	1,195	411

Total net revenues	58,966	134,839	186,031

Cost of revenues:
Advertising services	27,654	58,048	74,735
Content production	2,829	3,707	7,522
Advertising sales	1,912	19,490	30,756
Publishing services	1,386	854	1,479

Total cost of revenues	33,781	82,099	114,492

Operating expenses:
Selling and distribution	5,277	14,877	22,946
General and administrative(1)	12,840	24,349	52,068
Impairment charges	—	—	232,598
Loss on disposal of subsidiaries	—	—	4,721

Total operating expenses	18,117	39,226	312,333
Other operating income	—	2,262	1,499

Income (loss) from operations	7,068	15,776	(239,295)
Other income (expense), net	(898)	1,340	(32,582)
Provision for income taxes (benefit)	1,070	(12,226)	2,354
Minority interest	1,704	1,303	641
Equity loss of an investment	52	—	—

Net income (loss)	$3,344	$28,039	$(274,872)
Deemed dividend on redeemable convertible preferred shares	(2,157)	—	—
Dividends declared to redeemable convertible preferred shares	(5,335)	(1,338)	(2,000)

Net income (loss) attributable to holders of common shares	$(4,148)	$26,701	$(276,872)

Net income (loss) per share:
Basic — class A common share	$(0.08)	$0.23	$(2.04)
Basic — class B common share	$(0.08)	$0.23	$(2.04)
Diluted — class A common share	$(0.08)	$0.21	$(2.04)
Diluted — class B common share	$(0.08)	$0.21	$(2.04)
Shares used in computation:
Basic — class A common share	5,084	66,166	85,927
Basic — class B common share	44,693	50,055	49,917
Diluted — class A common share	5,084	86,315	85,927
Diluted — class B common share	44,693	50,055	49,917

(1)	Includes share-based compensation expenses of $2.4 million, $3.1 million and $12.5 million for the years ended December 31, 2006, 2007 and 2008, respectively.

Year ended December 31, 2008 Compared to Year Ended December 31, 2007

Net revenues.  We generated net revenues of $134.8 million and $186.0 million for the years ended December 31, 2007 and 2008, respectively, from the following sources:

•	Advertising Services. Our net revenues from advertising services were $86.7 million and $107.9 million, and constituted 64.3% and 58.0% of our total net revenues, for the years ended December 31, 2007 and 2008, respectively. Our advertising services for 2007 and 2008 were derived primarily from advertising agency services for print, television, billboard and website advertising medium, sales of research services and mobile value-added services, and marketing services, including event organization, visual design and production. Our advertising services revenue increased by $21.2 million between 2007 and 2008 primarily due to an increase in the number of mobile users in China, full year operation of our subsidiaries acquired in 2007, an increase in sales for our advertising platforms and the growth of our business generally. Our advertising service revenues as a percentage of total net revenues decreased primarily due to greater growth in other parts of our business.

•	Content production. Our net revenues from content production were $7.7 million and $12.3 million, and constituted 5.7% and 6.7% of our total net revenues, for the years ended December 31, 2007 and 2008, respectively. Our content production revenues for 2007 and 2008 represented primarily revenues from the production and distribution of drama series and other television programs, graphic design services, provision of post-production services and animation. Our content production revenues increased by $4.6 million between 2007 and 2008 mainly due to increased production of drama series and television programs and a packaging and animation contract with the Beijing Organizing Committee for the Games of the XXIX Olympiad in connection with the 2008 Beijing Olympics. Our content production revenues as a percentage of total net revenues decreased primarily due to greater growth in other parts of our business and in particular due to our acquisition of entities that produce revenues from other sources.

•	Advertising sales. Our net revenues from advertising sales were $39.3 million and $65.4 million, and constituted 29.1% and 35.1% of our total net revenues, for the years ended December 31, 2007 and 2008, respectively. Our advertising sales revenues for 2007 and 2008 included advertising revenues generated by Money Journal, Funds Observer, Chinese Venture, Weather Forecast and billboard advertising, the provision of content and sales of advertising to radio stations, sales of advertising and sponsorship on Inner Mongolia Satellite Television and sales of advertising and sponsorship in our Fortune China programs. Our advertising sales revenues increased by $26.1 million between 2007 and 2008 mainly due to increased sales for the advertising platforms described above, growth of our existing business, full year operation of Convey which we acquired in 2007 and our newly acquired exclusive right to sell advertising for, and the right to provide content to, radio channels FM103.6 and FM90.0.

•	Publishing services. Our net revenues from publishing services were $1.2 million and $0.4 million, and constituted 0.9% and 0.2% of our total net revenues, for the years ended December 31, 2007 and 2008, respectively. Our publishing service revenues for 2007 and 2008 primarily consisted of subscription fees and retail sales of Money Journal, Funds Observer and China Venture. Our publishing service revenues decreased by $0.8 million between 2007 and 2008 primarily due to a decrease in magazine circulation as a result of decreased demand for financial publications in light of the global economic crisis.

Cost of revenues.  Our total cost of revenues was $82.1 million and $114.5 million, and constituted 60.1% and 61.5% of our total net revenues, for the years ended December 31, 2007 and 2008, respectively. Our total cost of revenues consisted of the following:

•	Advertising services. Our advertising service costs of $58.0 million and $74.7 million accounted for 70.7% and 65.3% of our total cost of revenues for the years ended December 31, 2007 and 2008, respectively. Our advertising service costs in 2007 and 2008 were derived primarily from advertising agency services for print, television, billboard and website advertising medium, sales of research services and mobile value-added services, and marketing services, including event organization, visual design and production. Our advertising service costs increased by $16.7 million between 2007 and 2008 primarily due to the growth of our business generally. Our advertising service costs as a percentage of total cost of revenues fell in line with the decrease in revenues attributable to advertising services as a percentage of total net revenues.

•	Content production. Our content production costs of $3.7 million and $7.5 million constituted 4.5% and 6.5% of our total cost of revenues for the years ended December 31, 2007 and 2008, respectively, and represented primarily the cost of purchasing distribution rights of programs, development costs, pre-production costs, production overhead and purchases of software and hardware. Our content production costs increased by $3.8 million between 2007 and 2008 primarily due to the increase in content production revenues.

•	Advertising sales. Our advertising sales costs of $19.5 million and $30.8 million constituted 23.8% and 26.9% of our total cost of revenues for the years ended December 31, 2007 and 2008, respectively. Our advertising sales costs in 2007 and 2008 primarily consists of amortization of advertising rights in relation to the Economic Observer, production fees for our Fortune China operations, costs to secure advertising time from radio stations, and costs associated with Funds Observer, Chinese Venture, Weather Forecast and our outdoor advertising network. Our advertising sales costs increased by $11.3 million between 2007 and 2008 primarily due to the growth of our business, full year operation of Convey which we acquired in 2007 and costs incurred to secure newly acquired exclusive right to sell advertising for, and the right to provide content to, radio channels FM103.6 and FM90.0.

•	Publishing services. Our publishing service costs of $0.9 million and $1.5 million constituted 1.0% and 1.3% of our total cost of revenues for the years ended December 31, 2007 and 2008, respectively, and primarily consists of cost incurred relating to the publication and distribution of Money Journal, Funds Observer, China Venture and certain books. Our publishing service costs increased by $0.6 million between 2007 and 2008 primarily due to an increase in printing costs.

Operating expenses.  Our total operating expenses of $39.2 million and $312.3 million constituted 29.1% and 167.9% of our total net revenues for the years ended December 31, 2007 and 2008, respectively, and consisted of the following:

•	Selling and distribution expenses. Our selling and distribution expenses of $14.9 million and $22.9 million, representing 37.9% and 7.3% of our total operating expenses for the years ended December 31, 2007 and 2008, respectively. Our selling and distribution expenses increased by $8.0 million between 2007 and 2008 primarily due to an increase in amortization expense of $3.1 million, an increase in staff cost of $3.0 million and an increase in marketing cost of $1.7 million. Our selling and distribution expenses as a percentage of our total operating expenses decreased between 2007 and 2008 primarily due to a significant increase in other operating expenses, such as impairment charges and loss on disposal of subsidiaries.

•	General and administrative expenses. Our general and administrative expenses of $24.3 million and $52.1 million, or 62.1% and 16.7% of our total operating expenses for the years ended December 31, 2007 and 2008, respectively. Our general and administrative expenses increased by $27.7 million between 2007 and 2008 primarily due to an increase in staff cost of $6.6 million, an increase in share based compensation expenses of $9.4 million, an increase in legal and professional fees of $3.2 million and an increase of rental expense of $1.5 million. Our general and administrative expenses as a percentage of our total operating expenses decreased between 2007 and 2008 primarily due to a significant increase in other operating expenses, such as impairment charges and loss on disposal of subsidiaries.

•	Impairment charges. We had impairment charges of $232.6 million, or 74.5% of our total operating expenses for the year ended December 31, 2008, primarily due to impairment of goodwill and intangible assets in connection with our acquisitions of Xinhua Finance Advertising, Beijing Century Media, JCBN China, M-In, Singshine Communication, EconWorld Media, Small World and Accord Group. The impairment of goodwill of $180.8 million and intangible assets of $25.6 million was a result of (i) the decrease in the fair value of the reporting unit affected by the slowdown in the global economy and the repositioning of our business to sports and entertainment, (ii) allowance for doubtful debts of $10.4 million as the amounts are not expected to be recovered, (iii) impairment of content production cost of $3.1 million which was the result of our determination to terminate the re-runs of related television programs in the future, and (iv) impairment of a promissory note issued by Sino Investment with accrued interest of in the aggregate of $8.5 million due to the Sino Investment’s default with respect to interest payments.

•	Loss on disposal of subsidiaries. We had a loss on disposal of subsidiaries of $4.7 million, or 1.5% of our total operating expenses for the year ended December 31, 2008, due to loss on disposal of our 85% equity interest in Convey. On December 31, 2008 we entered into an agreement with Pariya Holdings Limited for the sale of Convey. Pursuant to the terms of the agreement, the total consideration to be paid for the asset transfer is $85.0 million and is subject to deduction of an earn-out payment, which is estimated to be approximately $10.6 million. The consideration will be paid in six interest-free installment payments from the date of disposal through the end of 2012. Should the actual net income of Convey for the 2008 earn out period be lower or higher than currently estimated, there would be a corresponding impact on the loss. The range of this potential impact ranges from a reduction of the loss by approximately $11.0 million, thus becoming a gain on disposal of the subsidiary of $7.0 million, to an additional loss of approximately $29.0 million.

Other operating income.  We recorded other operating income of $2.3 million and $1.5 million for the years ended December 31, 2007 and 2008, respectively. Other operating income in 2007 primarily included reimbursement of initial public offering related expenses by The Bank of New York Mellon in the first quarter of 2007. The initial public offing related expenses had been recorded in the 2006 income statement as operating expenses because they were not considered to be directly related to sales of securities and instead related primarily to audit fees and fees paid to consultants during the listing period. Other operating income in 2008 was primarily due to a refund of previously paid business tax.

Other income (expense), net.  We had other income, net, of $1.3 million and other expenses, net, of $32.6 million for the years ended December 31, 2007 and 2008, respectively. Other income, net, in 2007 included interest expense of a convertible loan, imputed interest on long-term obligations and other liabilities net of interest income, interest income from a loan to a related party of $1.2 million, a realized gain on a currency linked note of $0.7 million and the relinquishment by minority shareholders of their equity interest in a sub-group of $0.8 million. Other expenses, net, in 2008 primarily included interest expense in connection with a bank loan and other liabilities, imputed interest on long-term obligations net of interest income of $6.3 million and an impairment charge associated with a principal protected note of $24.9 million and an impairment charge for our cost method investments of $1.3 million. The principal protected note was purchased from Lehman Brothers Holdings Inc., or Lehman Brothers, for $25.0 million. On the maturity date, the principal protected note could be redeemed at 100% plus a variable amount based on the performance of the FTSE/Xinhua China 25 Index. Due to the bankruptcy of Lehman Brothers in September 2008, we are of the view that we cannot recover the principal protected note. Full provision of $24.9 million has been made against the value of the principal protected note. We recorded an impairment loss of $1.3 million on our cost method investment which was the result of the cost of our investments exceeding our estimated fair value of these investments.

Provision for income taxes (benefit).  For the year ended December 31, 2007 and 2008, we recorded an income tax benefit of $12.2 million and a provision for income tax benefit of $2.3 million, respectively. We had income tax benefit in 2007 mainly due to a $12.3 million reduction of deferred tax liabilities in the first quarter of 2007, which resulted from the reduction of the PRC enterprise income tax rate enacted in March 2007 and reflected the impact of the change in the rate on temporary differences once the new rate became effective in 2008. We also recorded $3.3 million for income taxes offset by a $3.2 million deferred tax credit. Our effective tax rate was 0.6% for the period. In 2008, we recorded a provision of $6.7 million for income taxes offset by a $4.4 million deferred tax credit. Our effective tax rate was −0.9% for the year. The change in provision for income taxes was mainly due to the increased profitability of our subsidiaries.

Minority interest.  Minority interest for the years ended December 31, 2007 and 2008 were of $1.3 million and $0.6 million, respectively. Minority interest in 2007 represented the portions of our income due to certain minority shareholders of the subsidiaries Beijing Century Media, Xinhua Finance Advertising Limited, Singshine (Holdings) Hongkong Ltd. and Small World Television Limited received and former minority shareholders of the subsidiaries of Beijing Perspective Orient Movie and Television Intermediary Co. Ltd. Minority interest in 2008 represented the portions of our income due to certain minority shareholders of the subsidiaries Beijing Century Media, Xinhua Finance Advertising Limited, Singshine (Holdings) Hongkong Ltd., Beijing Jingguan Xincheng Advertising Co., Ltd. and Small World Television Limited.

Net income (loss).  We had net income of $28.0 million and net loss of $274.9 million for the years ended December 31, 2007 and 2008, respectively. Income of $26.7 million was attributable to holders of common shares in 2007 due to the increase in our net income. A loss of $276.9 million in 2008 was attributable to holders of common shares in 2008 due to the increase in our net loss.

Year ended December 31, 2007 Compared to Year Ended December 31, 2006

Net revenues.  We generated net revenues of $59.0 million and $134.8 million for the years ended December 31, 2006 and 2007, respectively, from the following sources:

•	Advertising Services. Our net revenues from advertising services were $44.9 million and $86.7 million, and constituted 76.1% and 64.3% of our total net revenues, for the years ended December 31, 2006 and 2007, respectively. Our advertising service revenues for 2006 and 2007 were derived primarily from advertising agency services for print and television for advertising, marketing services, including events organization, visual design and production, advertising services for billboards and websites and research services. Our advertising sales costs increased by $41.8 million between 2006 and 2007 primarily due to increased sales from the preceding revenue sources due to the growth of our business as well as increased revenues due to acquisitions, which includes sales of mobile value-added services.

•	Content production. Our net revenues from content production were $6.5 million and $7.7 million, and constituted 11.1% and 5.7% of our total net revenues, for the years ended December 31, 2006 and 2007, respectively. Our content production revenues for 2006 and 2007 represented primarily revenues from the production and distribution of drama series and other television programs, graphic design services, provision of post-production services and animation. Our content production revenues increased by $1.2 million between 2006 and 2007 mainly due to the growth of our business. Although our content production revenues increased between 2006 and 2007, our revenues from content production as a percentage of total net revenues decreased due primarily to greater growth in other parts of our business and in particular to our acquisition of entities that produce revenues from other sources.

•	Advertising sales. Our net revenues from advertising sales were $6.7 million and $39.3 million, and constituted 11.3% and 29.1% of our total net revenues, for the years ended December 31, 2006 and 2007, respectively. Our advertising sales revenues for 2006 primarily consisted of advertising sales generated by the Economic Observer and Money Journal, provision of content and sales of advertising in relation to radio, sales of advertising and sponsorship on our Fortune China programs and our agreement with Shanghai Camera. Our advertising sales revenues for 2007 primarily consisted of advertising revenues generated from magazine and newspaper sales, such as Funds Observer, Chinese Venture and Weather Forecast, our outdoor advertising network, provision of content and sales of radio advertising services, sales of advertising and sponsorship on our Fortune China programs and our agreement with Shanghai Camera. Our advertising sales revenues increased by $32.6 million between 2006 and 2007 primarily due to the growth of our business as well as an increase in revenue from our acquisitions related to our outdoor advertising network and the provision of content and advertising sales to channel FM107.7 of the Guangdong’s People’s Radio Station.

•	Publishing services. Our net revenues from publishing services were $0.9 million and $1.2 million, and constituted 1.5% and 0.9% of our total net revenues, for the years ended December 31, 2006 and 2007, respectively. Our publishing service revenues for 2006 primarily consisted of subscription fees and retail sales of Money Journal while our publishing service revenues for 2007 primarily consisted of subscription fees and retail sales of Money Journal, Funds Observer and China Venture. Our publishing service revenue increased by $0.3 million between 2006 and 2007 primarily due to a full year of operation of EconWorld Media. Our publishing service revenues as a percentage of total net revenues decreased due primarily to greater growth in other parts of our business and in particular to our acquisition of entities that produce revenues from other sources.

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

with the purchase of advertising time or space from various media and events organization cost. Our advertising service costs increased by $30.3 million between 2006 and 2007 primarily due to the growth of our business and cost attributable to our acquisitions, including cost associated with our provision of mobile value-added services. Our advertising service costs as a percentage of total cost of revenues fell approximately in line with the decrease in revenues attributable to advertising services as a percentage of total net revenues.

•	Content production. Our content production costs of $2.8 million and $3.7 million constituted 8.4% and 4.5% of our total cost of revenues for the years ended December 31, 2006 and 2007, respectively, and represented primarily costs of purchasing distribution rights of programs, development costs, pre-production costs, production overhead and purchases of software and hardware. Our content production costs increased by $0.9 million between 2006 and 2007 primarily due to our increase in content production revenues. Our content production costs as a percentage of total cost of revenues decreased due primarily to greater growth in other parts of our business and in particular to our acquisition of entities that produce other types of revenues.

•	Advertising sales. Our advertising sales costs of $1.9 million and $19.5 million constituted 5.6% and 23.8% of our total cost of revenues for the years ended December 31, 2006 and 2007, respectively. Our advertising sales costs in 2006 primarily consisted of amortization of advertising rights in relation to the Economic Observer, production fees for our Fortune China operations, and costs to secure advertising time for radio. Our advertising sales costs in 2007 included the preceding costs as well as increased costs due to the growth of our business, including costs associated with Funds Observer, Chinese Venture and Weather Forecast, and costs attributable to our acquisitions, including costs associated with our outdoor advertising network and the provision of content and sales of advertising in relation to channel FM107.7 of the Guangdong People’s Radio Station. Our advertising sales costs increased by $17.6 million between 2006 and 2007 primarily due to the growth of our business and acquisitions as described above.

•	Publishing services. Our publishing service costs of $1.4 million and $0.9 million constituted 4.1% and 1.0% of our total cost of revenues for the years ended December 31, 2006 and 2007, respectively, and primarily consisted of costs incurred relating to the publication and distribution of Money Journal and certain books as well as, for 2007, costs incurred relating to the publication and distribution of Funds Observer and China Venture. Our publishing service costs decreased by $0.5 million between 2006 and 2007 primarily due to the allocation of a part of our publishing service costs to advertising service costs in 2007.

Operating expenses.  Our total operating expenses of $18.1 million and $39.2 million constituted 30.7% and 29.1% of our total net revenues for the years ended December 31, 2006 and 2007, respectively, and consisted of the following:

•	Selling and distribution expenses. Our selling and distribution expenses of $5.3 million and $14.9 million, representing 29.1% and 37.9% of our total operating expenses for the years ended December 31, 2006 and 2007, respectively, primarily consisted of amortization of intangible assets, salaries and benefits for our sales and marketing personnel, and promotional and marketing expenses. Our selling and distribution expense increased by $9.6 million between 2006 and 2007 primarily due to an increase in amortization expenses of $1.8 million, an increase in marketing costs of $5.1 million and an increase in staff costs of $2.4 million.

•	General and administrative expenses. Our general and administrative expenses of $12.8 million and $24.3 million, or 70.9% and 62.1% of our total operating expenses for the years ended December 31, 2006 and 2007, respectively, primarily consisted of compensation and benefits of our administrative staff, rental and travel expenses. Our general and administrative expenses increased by $11.5 million between 2006 and 2007 primarily due to an increase in staff costs of $2.3 million, an increase in rental expense of $2.2 million and an increase in audit fees of $1.3 million. Our general and administrative expenses as a percentage of our total operating expenses decreased between 2006 and 2007 as we benefited from greater economies of scale.

Other operating income.  We recorded other operating income of nil and $2.3 million for the years ended December 31, 2006 and 2007. Other income in 2007 represented reimbursement of initial public offering related expenses by The Bank of New York in the first quarter of 2007. The initial public offing related expenses had been recorded in the 2006 income statement as operating expenses because they were not considered to be directly related to sales of securities and related primarily to audit fees and fees paid to consultants during the listing period.

Other expense, net.  We had our other expense, net, of $0.9 million and our other income, net, of $1.3 million for the years ended December 31, 2006 and 2007, respectively. Other expense, net, in 2006 represented interest expense of a convertible loan, imputed interest on long-term obligations, and other liabilities net of interest income. Other income, net, in 2007 represented interest expense of a convertible loan, imputed interest on long-term obligations, and other liabilities net of interest income, interest income from a loan to a related party of $1.2 million, a realized gain on a currency linked note of $0.7 million and the relinquishment by minority shareholders of their equity interest in a sub-group of $0.8 million.

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

Discussion of Segment Operations

With the acquisition of various companies during the year 2006, we operated our business in five segments: Production, Broadcast, Print, Advertising and Research. During the first quarter of 2008, due to an update to our operating structure, our operating groups were reclassified into three segments, namely Broadcast, Print and Advertising. We integrated our Production Group into our Broadcast Group and our Research Group into our Advertising Group in 2008. As a result of the integrations, our subsidiaries and affiliates that were previously in the Production Group are currently in the Broadcast Group and those that were in the Research Group are currently in the Advertising Group. With the change to the composition of our reportable segments in 2008, the 2006 and 2007 comparative numbers are recast according to the 2008 composition of our groups. The change to the composition of our reportable segments did not have an impact on either our financial results or financial position in 2006 or 2007. Each of the operating groups is separately organized and provides distinct products and services to different customers. Each group prepares a stand-alone financial reporting package including information such as revenue, expense, and goodwill.

	Year Ended	Year Ended		Year Ended
	December 31, 2006	December 31, 2007		December 31, 2008
	(In thousands)

Net revenues of reportable segments:
Print	$13,589	$19,757		$16,458
Advertising	37,431	79,187		114,243
Broadcast	7,946	35,895		55,330

Total net revenues of our company	58,966	134,839		186,031

Cost of revenues and other operating expenses excluding depreciation and amortization:
Print	7,112	8,786		22,896
Advertising	27,257	61,045		235,003
Broadcast	4,527	16,645		106,867
XSEL Corporate	7,767	12,401	(1)	35,428

Total cost of revenues and other operating expenses excluding depreciation and amortization	46,663	98,877		400,194

Depreciation and amortization:
Print	795	1,831		2,105
Advertising	2,599	3,984		7,928
Broadcast	1,834	14,233		16,276
XSEL Corporate	7	138		323

Total depreciation and amortization	5,235	20,186		26,632

Other operating income (loss):
Print	5,682	9,140		29
Advertising	7,575	14,158		886
Broadcast	1,585	5,017		582
XSEL Corporate	(7,774)	(12,539)		2

Total other operating income	$7,068	$15,776		$1,499

(1)	This amount has been offset by $2,261,788 in other operating income due to reimbursement of initial public offering expenses by the depositary bank pursuant to a deposit agreement in March 2007. Those initial public offering expenses had been recorded in the 2006 income statement as operating expenses because they were not considered to be directly related to the sale of securities.

Year ended December 31, 2008 Compared to Year Ended December 31, 2007

Net Revenues.  Our total net revenues of $134.8 million and $186.0 million for the years ended December 31, 2007 and 2008, respectively, were generated by our operating groups as follows:

•	Print. Our net revenues from the Print Group were $19.8 million and $16.5 million, and constituted 14.7% and 8.9% of our total net revenues, for the years ended December 31, 2007 and 2008, respectively, were derived primarily from marketing services, including event organization, advertising sales relating to the Economic Observer and Money Journal, and publishing revenues. Our revenues from the Print Group decreased between 2007 and 2008 partly due to the decrease in magazine and newspaper circulation.

•	Advertising. Our net revenues from the Advertising Group were $79.2 million and $114.2 million, representing 58.7% and 61.4% of our total net revenues, for the years ended December 31, 2007 and 2008, respectively. Our net revenues from the Advertising Group in 2007 and 2008 primarily consisted of advertising sales revenues generated by billboard advertising, advertising service revenues derived from advertising agency services for print, television, billboard and website advertising medium, revenues derived from marketing services, including event organization, visual design and research services. The increase in 2008 in our net revenues from the Advertising Group was primarily attributable to an increase in the number of mobile users in China, full year operation of our subsidiaries acquired in 2007, an increase in sales from our advertising platforms and the growth of our business generally.

•	Broadcast. Our net revenues from the Broadcast Group were $35.9 million and $55.3 million, and constituted 26.6% and 29.7% of our total net revenues, for the years ended December 31, 2007 and 2008, respectively. Our net revenues from the Broadcast Group in 2007 and 2008 primarily consisted of provision of content and sales of advertising in relation to radio stations, sales of advertising and sponsorship on Inner Mongolia Satellite Television, sales of advertising and sponsorship on our Fortune China programs, and sales of mobile value-added services. Our net revenues from the Broadcast Group increased between 2007 and 2008 primarily due to the growth of our existing business as well as revenue attributed to our newly acquired exclusive right to sell advertising for, and the right to provide content to, radio channels FM103.6 and FM90.0.

Cost of revenues and other expenses excluding depreciation and amortization.  Our total costs of revenues and other expenses excluding depreciation and amortization of $98.9 million and $400.2 million for the years ended December 31, 2007 and 2008, respectively consisted of the following:

•	Print. Print Group costs of $8.8 million and $22.9 million, or 8.9% and 5.7% of our total cost of revenues and other operating expenses excluding depreciation and amortization for the years ended December 31, 2007 and 2008, were incurred primarily from event organization cost, including booking venues, printing material and purchasing flight tickets for certain guests, cost incurred relating to the publication and distribution of Money Journal, Funds Observer, Chinese Venture and certain books and sales commissions. Our cost of revenues attributable to the Print Group grew between 2007 and 2008 primarily due to an increase in asset impairment charge of $12.5 million.

•	Advertising. Advertising Group costs of $61.0 million and $235.0 million, representing 61.7% and 58.7% of our total cost of revenues and other operating expenses excluding depreciation and amortization for the years ended December 31, 2007 and 2008, primarily consisted of the purchase of advertising time or space from various media outlets, events organization cost, salaries and allowances, marketing cost, sales commissions, cost for outsourcing research, translation cost and transportation cost. Our cost of revenues attributable to the Advertising Group grew between 2007 and 2008 primarily due to the growth of our existing business, an increase in loss on our disposal of Convey of $4.7 million and an increase in assets impairment charge of $142.9 million.

•	Broadcast. Broadcast Group costs of $16.6 million and $106.9 million constituted 16.9% and 26.7% of our total cost of revenues and other operating expenses excluding depreciation and amortization for the years ended December 31, 2007 and 2008, respectively. Broadcast Group costs in 2007 and 2008 primarily consisted of production fees, salaries and allowances, the cost of purchasing distribution rights for programs, development cost, pre-production cost, production overhead, purchases of software and hardware and cost associated with operation of our mobile value-added services system. Our cost of revenues attributable to the Broadcast Group grew between 2007 and 2008 primarily due to the growth of our existing business, cost associated with securing our newly acquired exclusive right to sell advertising for, and the right to provide content to, radio channels FM103.6 and FM90.0, and an increase in assets impairment charge of $68.7 million.

•	XSEL corporate. Corporate costs of $12.4 million and $35.4 million constituted 12.5% and 8.9% of our total cost of revenues and other operating expenses excluding depreciation and amortization for the years ended December 31, 2007 and 2008, respectively, and consisted primarily of staff benefits, staff salary, auditor remuneration and legal and professional fees. Our cost of revenues attributable to XSEL corporate grew between 2007 and 2008 primarily due to our increased size due to the growth of our existing business and an impairment charge on a promissory note of $8.5 million.

Year ended December 31, 2007 Compared to Year Ended December 31, 2006

Net Revenues.  Our total net revenues of $59.0 million and $134.8 million for the years ended December 31, 2006 and 2007, respectively, were generated by our operating groups as follows:

•	Print. Net revenues of $13.6 million and $19.8 million from the Print Group, or 23.0% and 14.7% of our total net revenues for the years ended December 31, 2006 and 2007, respectively, were derived primarily from marketing services, including events organizing, advertising sales relating to the Economic Observer and Money Journal, and publishing revenues. Although our revenues from the Print Group increased between 2006 and 2007 partly due to publishing the new magazines Funds Observer and Chinese Venture, our revenues from the Print Group as a percentage of total net revenues decreased due primarily to acquisitions and greater growth in other operating groups.

•	Advertising. Our net revenues from the Advertising Group were $37.4 million and $79.2 million, representing 63.5% and 58.7% of our total net revenues, for the years ended December 31, 2006 and 2007, respectively. Our net revenues from the Advertising Group in 2006 primarily consisted of advertising service revenues derived from advertising agency services for print and television, revenues derived from marketing services, including events organization, visual design, and advertising services for billboard and websites. Increases in our net revenues for the Advertising Group in 2007 primarily consisted of the growth of our existing business in addition to revenues attributed to our acquisitions of Singshine Marketing, Convey, JCBN China and JCBN Hong Kong.

•	Broadcast. Our net revenues from the Broadcast Group were $7.9 million and $35.9 million and constituted 13.5% and 26.6% of our total net revenues for the years ended December 31, 2006 and 2007, respectively. Our net revenues from the Broadcast Group in 2006 primarily consisted of provision of content and sales of advertising in relation to radio, sales of advertising and sponsorship on Inner Mongolia Satellite Television sales of advertising and sponsorship on our Fortune China programs, production and distribution of drama series and other television programs, animation, graphic design services and provision of post-production services. Increases in our net revenues for the Broadcast Group in 2007 primarily consisted of the growth of our existing business as well as revenues attributed to our acquisitions of M-in and Singshine Communication.

Cost of revenues and other expenses excluding depreciation and amortization. Our total costs of revenues and other expenses excluding depreciation and amortization of $46.7 million and $98.9 million for the years ended December 31, 2006 and 2007, respectively consisted of the following:

•	Print. Print Group costs of $7.1 million and $8.8 million, or 15.2% and 8.9% of our total cost of revenues and other operating expenses excluding depreciation and amortization for the years ended December 31, 2006 and 2007, were incurred primarily from event organization costs, including booking venues, printing material and purchasing flight tickets for certain guests, costs incurred relating to the publication and distribution of Money Journal and certain books and sales commissions. Our cost of revenues attributable to the Print Group grew between 2006 and 2007 primarily due to the growth of our existing business while cost of revenues as a percentage of total cost of revenues decreased primarily due to greater growth in cost of revenues in other operating groups.

•	Advertising. Advertising Group costs of $27.3 million and $61.0 million, representing 58.4% and 61.7% of our total cost of revenues and other operating expenses excluding depreciation and amortization for the years ended December 31, 2006 and 2007, primarily consisted of the purchase of advertising time or space from various media outlets, events organization costs, salaries and allowances, marketing costs, sales commissions, costs for outsourcing research, translation costs and transportation costs. Our cost of revenues attributable to the Advertising Group grew between 2006 and 2007 primarily due to the growth of our existing business and increased costs due to our acquisitions of Singshine Marketing, Convey, JCBN China and JCBN Hong Kong while cost of revenues as a percentage of total cost of revenues decreased primarily due to greater growth in cost of revenues in other operating groups.

•	Broadcast. Broadcast Group costs of $4.5 million and $16.6 million constituted 9.7% and 16.9% of our total cost of revenues and other operating expenses excluding depreciation and amortization for the years ended December 31, 2006 and 2007, respectively. Broadcast Group costs in 2006 primarily consisted of production fees, salaries and allowances, costs of purchasing distribution rights of programs, development costs, pre-production costs, production overhead and purchases of software and hardware. Broadcast Group costs in 2007 primarily consisted of the same costs as well as cost associated with our operation of our mobile value-added services system. Our cost of revenues attributable to the Broadcast Group grew between 2006 and 2007 primarily due to the growth of our existing business and increased costs due to acquisitions while cost of revenues as a percentage of total cost of revenues increased primarily due to costs attributed to our acquisitions of M-in and Singshine Communication.

•	XSEL corporate. Corporate costs of $7.8 million and $12.4 million constituted 16.7% and 12.5% of our total cost of revenues and other operating expenses excluding depreciation and amortization for the years ended December 31, 2006 and 2007, respectively, and consisted primarily of staff benefits, staff salary, auditor remuneration and legal and professional fees. Our cost of revenues attributable to the XSEL corporate grew between 2006 and 2007 primarily due to our increased size from the growth of our existing business and acquisitions while cost of revenues as a percentage of total cost of revenues decreased primarily due to our benefiting from increased economies of scale.

B.  Liquidity and Capital Resources

Our principal sources of liquidity have been cash generated from financing activities, which consisted of funds raised in our initial public offering, bank borrowings, private placements of convertible preferred shares to, and borrowings from, Patriarch Partners, and a private placement of convertible preferred shares to Yucaipa. See “Item 7.B. Major shareholders and related party transactions — Related party transactions — Transactions with Patriarch Partners” and “Item 7.B. Major shareholders and related party transactions — Related party transactions — Transactions with Yucaipa.” As of December 31, 2008, we had $54.1 million in cash, $2.9 million in short term deposits and $37.5 million in restricted cash. We do not have direct access to cash or future earnings of any of our PRC affiliated entities but can direct the use of their cash through agreements that provide us with effective control of these entities. See “Item 4.C. Information on the Company — Organizational structure — Agreements that provide effective control over our affiliated entities.”

On March 31, 2006, we issued a promissory note in the amount of $38.2 million for the benefit of Xinhua Financial Network and a promissory note in the amount of $68.5 million for the benefit of XFL. See “Item 7.B. Major shareholders and related party transactions — Related party transactions — Transactions with XFL or its subsidiaries — Loan agreements and foreign currency agreement between us and XFL or its subsidiaries.” During the year ended December 31, 2007, XFL paid on our behalf earn-out consideration related to our acquisitions of Beijing Century Media and Xinhua Finance Advertising of $7.4 million and $25.0 million, respectively, and direct costs of $0.2 million. We repaid $50.0 million in cash to XFL in 2007 and the remaining balance of $113.5 million dollars was permanently waived. During the year ended December 31, 2008, XFL paid on our behalf earn-out consideration related to our acquisitions of Hyperlink, Beijing Century Media and Xinhua Finance Advertising of $2.8 million, $4.5 million and $14.0 million, respectively. As of December 31, 2008, payments of approximately $26.3 million, which included earn-out consideration of $4.9 million, $2.8 million, $4.5 million and $14.0 million for the acquisitions of Economic Observer Advertising, Hyperlink, Beijing Century Media and Xinhua Finance Advertising, respectively, has been waived by XFL.

A loan from Sino Investment in the amount of $1.5 million, which we incurred in relation to our acquisition of the Accord Group, was waived in 2007. The waived amount was recorded as a shareholder’s contribution and included in paid-in capital.

On October 21, 2008, we entered into a credit agreement with Zohar CDO 2003-1, Limited and Zohar II 2005-1, Limited, as lenders, together with Patriarch Partners Agency Services, LLC, as agent for the lenders. The facility is for a term of four years and is secured by a pledge of our television assets. See “Item 7.B. Major shareholders and related party transactions — Related party transactions — Transactions with Patriarch Partners — 2008 convertible loan facility agreement among us, Zohar CDO 2003-1, Limited and Zohar II 2005-1, Limited, together with Patriarch Partners Agency Services LLC.” During the year ended December 31, 2008, we had drawn down $33.2 million from this loan facility. In March 2009, we drew down an additional $24.6 million from the loan facility.

We require cash to fund our ongoing business needs, particularly future acquisitions. Since our incorporation on November 7, 2005, we have made a number of strategic acquisitions and expect to continue to acquire businesses that complement our existing operations. See “— Acquisitions.” To date, we have not encountered any difficulties in meeting our cash obligations. We believe that our current cash, anticipated cashflow from operations, and the net proceeds we received from our initial public offering will be sufficient to meet our anticipated cash needs for the foreseeable future, given our current growth plans.

The following table sets forth a summary of our cashflows for the periods indicated:

	Year Ended	Year Ended	Year Ended
	December 31, 2006	December 31, 2007	December 31, 2008
	(In thousands)

Net cash (used in) provided by operating activities	$(4,463)	$20,293	$14,982
Net cash used in investing activities	(32,214)	(164,922)	(54,466)
Net cash provided by financing activities	70,104	151,259	46,521
Effect of exchange rate changes	846	1,452	2,616

Net increase in cash	34,273	8,082	9,653
Cash and cash equivalents at beginning of period	2,081	36,354	44,436

Cash and cash equivalents at end of period	$36,354	$44,436	$54,089

Operating activities

We have financed our operating activities primarily through cash generated from operating and financing activities. We currently anticipate that we will be able to fund our operations beyond the next twelve months with operating cashflows, existing cash balances generated from financing activities, and the portion of the net proceeds from our initial public offering reserved for general corporate purposes.

Net cash provided by operating activities totaled $15.0 million for the year ended December 31, 2008 and was primarily attributable to the performance of our Broadcast and Advertising Groups, an increase in cash received from our customers as a result of an increase in revenue and included (i) a net loss of $247.8 million, offset by the add-back of non-cash items including impairment charges of $258.8 million and depreciation and amortization of $26.6 million, (ii) a decrease in prepaid advertising program space and airtime expenses of $4.7 million due to a strict cash management policy, (iii) an increase in accrued expenses and other payables of $6.9 million due to the growth of our business and increased legal and professional fees and (iv) income tax payable of $3.9 million due to increased profitability of several of our subsidiaries, including JCBN China, Hyperlink and Xinhua Finance Advertising, partially offset by (i) an increase in accounts receivable of $23.6 million due to the growth of our business and an associated increase in revenue, (ii) an increase in prepaid expenses and other current assets of $4.1 million due to an increase in deposit payments for newly acquired advertising rights, such as China Youth Net, and (iii) an increase in amounts due from other parties of $2.8 million due to a related party loan and increased receipt of income on behalf of related parties.

Net cash provided by operating activities totaled $20.3 million for the year ended December 31, 2007 and was primarily attributable to the performance of our Broadcast, Print and Advertising Groups, an increase in cash received from our customers as a result of an increase in revenue and included (i) net income of $28.0 million, offset by the add-back of non-cash items including depreciation and amortization of $20.2 million and share-based compensation of $3.1 million, (ii) an increase in accrued expenses and other payables of $8.3 million primarily due to an increase in accrued salary expense and welfare mainly attributable to the growth of our business and our acquisitions of M-In, Shanghai Singshine Marketing Service Co. Ltd., Convey and JCBN China and (iii) income tax payable of $2.5 million, partially offset by (i) an increase in accounts receivable of $18.2 million due to the growth of our business and the associated increase in revenue, (ii) an increase in prepaid expenses and other current assets of $6.2 million due to prepayments for the acquisition of content production and advances to employees, and (iii) an increase in capitalized content production costs of $4.5 million due to disbursements made in connection with the production of TV programs as a result of the acquisition of Small World.

Net cash used in operating activities totaled $4.5 million for the year ended December 31, 2006 and was primarily attributable to the fact that settlement from our customers are relatively slow and included (i) an increase in accounts receivable of $11.1 million due to the growth of our business and the acquisitions of Xinhua Finance Advertising, Economic Observer Advertising, Hyperlink and Accord Group, (ii) an increase in capitalized content production costs of $4.5 million due to disbursements made in connection with the production of TV programs, and (iii) an increase in prepaid expenses and other current assets of $3.8 million due to an advisory fee we paid to Patriarch Partners and a deposit paid to Small World for content production, partially offset by (i) net income of $3.3 million offset by the add-back of non-cash items including depreciation and amortization of $5.2 million and share-based compensation of $2.4 million and (ii) an increase in accrued expenses and other payables of 1.7 million primarily due to increased accrued salary and welfare expenses.

Investing activities

Net cash used in investing activities totaled $54.5 million for the year ended December 31, 2008 and was primarily attributable to (i) cash paid for acquisitions of subsidiaries and investments, net of cash received of $49.9 million, (ii) cash paid for acquisition of property, equipment and intangible assets of $6.9 million, (iii) investment in cost method investment of $2.0 million, which represented an investment in a stake in the All Sports Network and (iv) net cash outflow from disposal of our subsidiaries, Convey Advertising Company Limited and Convey Advertising (China), of $2.5 million, partially offset by a decrease in restricted cash and short-term deposits of 6.8 million. The restricted cash is cash deposited in order to secure loans in RMB.

Net cash used in investing activities totaled $164.9 million for the year ended December 31, 2007 and was primarily attributable to (i) cash paid for acquisitions of subsidiaries, net of cash received of $103.2 million, (ii) investment in financial instruments of $65.0 million and (iii) an increase in restricted cash and short-term deposits of $34.7 million, partially offset by $40.7 million in proceeds from disposal of a currency-linked note. The investment in financial instruments comprises an investment in principal protection barrier notes due on January 30, 2009 and the financial instrument disposed of was a USD/RMB currency linked note.

Net cash used in investing activities totaled $32.2 million for the year ended December 31, 2006 and was primarily attributable to (i) an increase in restricted cash and short-term deposits of $9.4 million, (ii) cash paid for acquisitions of subsidiaries, net of cash received of $7.9 million, (iii) an advance to an independent third party of $4.6 million for business development purposes and (iv) purchases of intangible assets of $4.2 million.

Financing activities

Net cash provided by financing activities totaled $46.5 million for the year ended December 31, 2008 and was attributable to (i) net proceeds from the issuance of a convertible loan of $30.7 million, (ii) net proceeds from the issuance of convertible preferred shares of $29.2 million, (iii) bank borrowing raised of $40.3 million and (iv) advance from related parties of $2.1 million, partially offset by repayment of bank borrowings of $35.5 million, payment in long term payables of $15.4 million and repurchase of common shares of $5.0 million.

Net cash provided by financing activities totaled $151.3 million for the year ended December 31, 2007 and was attributable to net proceeds from our initial public offering of $202.6 million and bank borrowing raised of $48.7 million, partially offset by (i) repayment to related parties of $48.4 million, (ii) repayment of bank borrowings of $25.8 million, (iii) payment of long term payables of $16.5 million and (iv) repurchase of common shares of $8.6 million.

Net cash provided by financing activities totaled $70.1 million for the year ended December 31, 2006 and was attributable to the issuance of $60.0 million of convertible preferred shares to Patriarch Partners, the borrowing of a $10.0 million loan from Patriarch Partners and bank borrowings of $5.6 million, partially offset by dividends paid on preferred shares of $3.6 million. See “Item 7.B. Major shareholders and related party transactions — Related party transactions — Transactions with Patriarch Partners.”

The following table summarizes our outstanding borrowings as of December 31, 2008:

Lender	Principal	Date of Loan	Due Date	Interest Rate

Bank loan	RMB20.0 million ($2.9 million)	January 28, 2008	January 27, 2009	6.72%	per year
Bank loan	RMB18.0 million ($2.6 million)	May 13, 2008	May 12, 2009	6.72%	per year
Bank loan	RMB19.8 million ($2.9 million)	May 13, 2008	May 12, 2009	6.72%	per year
Bank loan	RMB18.9 million ($2.8 million)	May 14, 2008	May 13, 2009	6.72%	per year
Bank loan	RMB20.0 million ($2.9 million)	May 15, 2008	May 14, 2009	6.72%	per year
Bank loan	$14.0 million	July 2, 2008	July 1, 2009	3.61%	per year
Bank loan	RMB20.0 million ($2.9 million)	September 9, 2008	September 8, 2009	6.72%	per year
Bank loan	RMB19.0 million ($2.8 million)	October 17, 2008	April 16, 2009	5.51%	per year
Convertible loan	$33.2 million	October 21, 2008	October 21, 2012	LIBOR + 6.00%	per year
Bank loan	RMB18.0 million ($2.6 million)	December 11, 2008	December 10, 2009	5.58%	per year

We have additional amounts payable to XFL and its affiliates in the amount of $1.1 million, which mainly represents corporate overhead expenses paid by XFL and its affiliates.

Capital expenditures

Our capital expenditures were incurred primarily in connection with the purchase of property and equipment totaling $6.3 million, $5.2 million and $6.9 million during the years ended December 31, 2006, 2007 and 2008. We plan to continue to make acquisitions of businesses and assets that complement our operations when suitable opportunities arise.

Recent Accounting Pronouncements

In June 2007, the Emerging Issues Task Force (“EITF”) of FASB ratified EITF Issue 06-11 “Accounting for the Income Tax Benefits of Dividends on Share-Based Payment Awards” (“EITF 06-11”). EITF 06-11 provides that tax benefits associated with dividends on share-based payment awards be recorded as a component of additional paid-in capital. EITF 06-11 is effective, on a prospective basis, for fiscal years beginning after December 15, 2007. The implementation of this standard did not have a material impact on the Company’s financial position, results of operations or cashflows.

In 2007, the EITF of FASB issued EITF Issue 07-3, “Accounting for Nonrefundable Advance Payments for Goods or Services Received for Use in Future Research and Development Activities” (“EITF 07-3”). EITF reached a consensus that nonrefundable advance payments to acquire goods or pay for services that will be consumed or performed in a future period in conducting research and development activities on behalf of the entity should be recorded as an asset when the advance payments are made. Capitalized amounts should be recognized as expense when the related goods are delivered or services are performed, that is, when the goods without alternative future use are acquired or the service is rendered. EITF 07-3 is effective for fiscal years beginning after December 15, 2007. The implementation of this standard did not have a material impact on the Company’s financial position, results of operations or cashflows.

In December 2007, the FASB issued SFAS No. 141 (Revised 2007), “Business Combination” (“SFAS 141R”). SFAS 141R is relevant to all transactions or events in which one entity obtains control over one or more other businesses. SFAS 141R requires an acquirer to recognize any assets and non controlling interest acquired and liabilities assumed to be measured at fair value as of the acquisition date. Liabilities related to contingent consideration are recognized and measured at fair value on the date of acquisition rather than at a later date when the amount of the consideration may be resolved beyond a reasonable doubt. This revised approach replaces SFAS 141’s cost allocation process in which the cost of an acquisition was allocated to the individual assets acquired and liabilities assumed based on their respective fair value. SFAS 141R requires any acquisition-related costs and restructuring costs to be expensed as incurred as opposed to allocating such costs to the assets acquired and liabilities assumed as previously required by SFAS 141. Under SFAS 141R, an acquirer recognizes liabilities for a restructuring plan in purchase accounting only if the requirements of SFAS No. 146, “Accounting for Costs Associated with Exit or Disposal Activities”, are met. SFAS 141R allows for the recognition of pre-acquisition contingencies at fair value only if these contingencies are likely to materialize. If this criterion is not met at the acquisition date, then the acquirer accounts for the non-contractual contingency in accordance with recognition criteria set forth under SFAS No. 5, “Accounting for Contingencies”, in which case no amount should be recognized in purchase accounting. SFAS 141R is effective as of the beginning of an entity’s first fiscal year that begins after December 15, 2008. The Company is evaluating the impact, if any, of the adoption of SFAS 141R. It is not expected to have a material impact on the Company’s financial position, results of operations and cashflows.

In December 2007, the FASB issued SFAS No. 160, “Noncontrolling Interest in Consolidated Financial Statements” (“SFAS No. 160”). SFAS No. 160 amends Accounting Research Bulletin No. 51, “Consolidated Financial Statements”, to establish accounting and reporting standards for the noncontrolling interest in a subsidiary and for the deconsolidation of a subsidiary. SFAS No. 160 defines “a noncontrolling interest, sometimes called a minority interest, is the portion of equity in a subsidiary not attributable, directly or indirectly, to a parent”. The objective of SFAS No. 160 is to improve the relevance, comparability, and transparency of the financial information that a reporting entity provides in its consolidated financial statements. SFAS No. 160 is effective for fiscal years, and interim periods within those fiscal years, beginning on or after December 15, 2008. The Company is evaluating the impact, if any, of the adoption of SFAS No. 160. It is not expected to have a material impact on the Company’s financial position, results of operations and cashflows.

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

In April 2008, the FASB issued FSP SFAS 142-3, “Determination of the Useful Life of Intangible Assets”. This FSP amends the factors that should be considered in developing renewal or extension assumptions used to determine the useful life of a recognized intangible asset under SFAS No. 142, “Goodwill and Other Intangible Assets”. This FSP is effective for fiscal years beginning after December 15, 2008, and interim periods within those fiscal years. The Company is evaluating the impact, if any, of the adoption of FSP FAS 142-3. It is not expected to have a material impact on the Company’s financial position, results of operations and cashflows.

In May 2008, the FASB issued FASB Staff Position APB14-1, “Accounting for Convertible Debt Instruments That May Be Settled in Cash upon Conversion (Including Partial Cash Settlement)” (“FSP No. 14-1”), which clarifies that convertible debt instruments that may be settled in cash upon conversion (including partial cash settlement) are not addressed by paragraph 12 of APB Opinion No. 14, “Accounting for Convertible Debt and Debt Issued with Stock Purchase Warrants”. Additionally, this FSP specifies that issuers of such instruments should separately account for the liability and equity components in a manner that will reflect the entity’s nonconvertible debt borrowing rate when interest cost is recognized in subsequent periods. FSP No. 14-1 shall be effective for financial statements issued for fiscal years beginning after December 15, 2008, and interim periods within those fiscal years. The Company is evaluating the impact, if any, of the adoption of FSB No. 14-1. It is not expected to have a material impact on the Company’s financial position, results of operations and cashflows.

In June 2008, the EITF of FASB issued EITF Issue 07-5, “Determining Whether an Instrument (or Embedded Feature) Is Indexed to an Entity’s Own Stock” (“EITF 07-5”). EITF Issue 07-5 is effective for fiscal years and interim periods beginning after December 15, 2008. This Issue’s “fixed-for-fixed, plus fair value inputs” model is largely consistent with current interpretations of the phrase “indexed to an entity’s own stock”. However, in certain circumstances, EITF Issue 07-5 may result in changes to those accounting conclusions and may have impact on issuers of equity-linked financial instruments (e.g., options or forward contracts) or instruments containing embedded features (e.g., embedded conversion options in a convertible instrument) that have (1) exercise or settlement contingency provisions, (2) a strike price that is subject to adjustment, or (3) a strike price that is denominated in a currency other than the entity’s functional currency. The Company is evaluating the impact, if any, of the adoption of EITF Issue 07-5. It is not expected to have a material impact on the Company’s financial position, results of operations and cashflows.

In November 2008, FASB ratified the consensus reached by the Task Force in EITF Issue 08-6, “Equity Method Investment Accounting Considerations” (“EITF 08-6”). Because of the significant changes to the guidance on subsidiary acquisitions and subsidiary equity transactions and the increased use of fair value measurements as a result of SFAS 141R and SFAS 160, questions have arisen regarding the application of that accounting guidance to equity method investments. EITF Issue 08-6 provides guidance for entities that acquire or hold investments accounted for under the equity method. This issue is effective for transactions occurring in fiscal years and interim periods beginning on or after December 15, 2008. The Company is evaluating the impact, if any, of the adoption of EITF Issue 08-6. It is not expected to have a material impact on the Company’s financial position, results of operations and cashflows.

In November 2008, the EITF of FASB ratified EITF Issue 08-7, “Accounting for Defensive Intangible Assets” (“EITF 08-7”). EITF 08-7 requires entities that will acquire a defensive intangible asset after the effective date of SFAS 141R, to account for the acquired intangible asset as a separate unit of accounting and amortize the acquired intangible asset over the period during which the asset would diminish in value. EITF Issue 08-7 is effective for defensive intangible assets acquired in fiscal years beginning on or after December 15, 2008. The Company is evaluating the impact, if any, of the adoption of EITF Issue 08-7. It is not expected to have a material impact on the Company’s financial position, results of operations and cashflows.

C.	Research and Development

We do not make, and do not expect to make, significant expenditures on research and development activities.

D.	Trend Information

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the period from January 1, 2009 to December 31, 2009 that are reasonably likely to have a material adverse effect on our net revenues, income, profitability, liquidity or capital resources, or that caused the disclosed financial information to be not necessarily indicative of future operating results or financial conditions.

E.	Off-Balance Sheet Arrangements

We have not entered into any other financial guarantees or other commitments to guarantee the payment obligations of any third parties. We did not enter into any derivative contracts that are indexed to our shares and classified as owners’ and shareholders’ equity, or that are not reflected in our consolidated financial statements. Furthermore, we did not have any retained or contingent interest in assets transferred to an unconsolidated entity that serves as credit, liquidity or market risk support to such entity. We did not have any variable interest in any unconsolidated entity that provides financing, liquidity, market risk or credit support to us or engages in leasing, hedging or research and development services with us.

F.	Contractual Obligations and Commercial Commitments

The following table sets forth our contractual obligations as of December 31, 2008:

		Less Than	1-3	3-5	More Than
Payment Due by December 31	Total	1 Year	Years	Years	5 Years
	(In thousands)

Debt obligations(1)	$36,374	$36,374	$—	$—	$—
Interest related to short-term debt obligations(2)	856	856	—	—	—
Operating lease obligations	5,480	3,584	1,894	1	1
Purchase obligations(3)	92,393	8,796	20,648	13,144	49,805
Other long-term liabilities reflected on the balance sheet(4)	78,669	10,364	13,490	10,076	44,739
Capital Obligations(5)(6)	5,000	5,000	—	—	—
Convertible loan	33,200	—	—	33,200	—

Total	$251,972	$64,974	$36,032	$56,421	$94,545

(1)	Mainly represents loans from UBS AG, New York Branch, Shenzhen Development Bank, Shanghai Pudong Development Bank and China Merchants Bank. See “Item 5.B. — Operating and Financial Review and Prospects — Liquidity and Capital Resources — Financing activities.”

(2)	Interest on short-term debt is calculated based on the interest rates under the relevant loans, ranging from 3.6% to 6.7%. The loans are the loans mentioned above under “Item 5.B. Operating and Financial Review and Prospects — Liquidity and Capital Resources — Financing activities” for UBS AG, New York Branch, Shenzhen Development Bank, Shanghai Pudong Development Bank and China Merchants Bank.

(3)	Represents obligations to purchase advertising airtime from radio stations and to pay for obtaining advertising production and network services from various services providers.

(4)	Mainly represents commitments under contracts in relation to our newspaper operations and securing advertising rights in relation to Shanghai Camera and Guangdong Radio Station.

(5)	Represents obligations under a purchase agreement we entered into on October 9, 2008 with Prime Day Management Limited, or Prime Day, and certain other parties to acquire a 100% equity interest in Starease Limited, which has interest in operating four digital pay channels in the PRC. As of December 31, 2008, we have paid $10.0 million as a deposit and made an advance of $4.2 million to Prime Day under the agreement. These amounts are refundable unless certain closing conditions are met. As of the date of this annual report, there were uncertainties as to whether certain closing condition can be met. The amount noted in the table above does not include the value of our common shares.

(6)	We entered into an agreement with YMHK and several other parties on December 18, 2008. Pursuant to the terms of the agreement, we agreed to provide working capital to YMHK in accordance with business plans and budgets which must be agreed to by all investors in YMHK and us. As of December 31, 2008, the business plans have not yet been finalized and agreed to by all investors in YMHK and us. Once provided, the working capital we provide to YMHK will be refunded on demand with twelve months notice.

Item 6.	Directors, Senior Management and Employees

A.	Directors and Senior Management

The following table sets forth information regarding our directors and executive officers as of the date of this annual report.

Directors and Executive Officers	Age	Position

Fredy Bush	50	Chairman of Board of Directors and Chief Executive Officer
Zhu Shan	40	Chief Operating Officer and Director
Andrew Chang	39	Chief Financial Officer
Graham Earnshaw	56	President and Director
Stephen Xie Wei	39	President of Research Group
Chen Hui	48	President of Print Group (Newspaper)
Joseph Chan	47	President of Advertising Group
Xu Lang	42	Vice President, Broadcast Group
Fang Quan	46	Vice President, Print Group (Magazine)
Richard Young	39	Managing Director, Xinhua Sports
Aloysius T. Lawn(1)(4)	50	Independent Director
John H. Springer(1)(2)(3)	52	Independent Director
Zhao Li	38	Director
Long Qiu Yun	45	Independent Director
David Olson(3)(4)	53	Independent Director
Larry Kramer(2)(3)	59	Independent Director
Steve Richards(1)	40	Independent Director
Li Shantong	64	Independent Director
David Green(2)(4)	60	Independent Director

(1)	Member of the audit committee.

(2)	Member of the compensation committee.

(3)	Member of the nominating and corporate governance committee.

(4)	Member of the investment committee.

Directors

Fredy Bush has served as our Chief Executive Officer and Chairman of the Board of Directors since our founding in November 2005. She is our founder and also a founder of XFL. Since June 2001 and January 2002, respectively, she has served as Vice Chairman and Chief Executive Officer of Xinhua Financial Network Limited, or XFN, the predecessor to XFL. From 1987 to 1999, Ms. Bush operated a consulting business in Asia where she assisted multinational companies with the identification and exploitation of business opportunities in Greater China. Of particular note was her work in advising on the creation of Taiwan’s commodity futures market. Ms. Bush serves as a director for a number of subsidiaries or affiliates of XFL. Ms. Bush also serves on the board of Bush Corporation, Monoha’a Ranch LLC, Chazara Foundation, Macau Holding LLC and PaperDolls LLC.

Ms. Bush has received a number of awards, including being listed among the Wall Street Journal’s Top 50 Women to Watch in 2004 and was the recipient of the Ellis Island Medal of Honor by the National Ethnic Coalition of Organizations in 2006. In 2006, she also received CNBC’s Asia Entrepreneur of the Year Award and a Woman of Influence Award for Entrepreneur of the Year by the American Chamber of Commerce in Hong Kong.

Zhu Shan has served as our Chief Operating Officer since September 2006. Mr. Zhu has served as our director since March 2007. From April 2002 to August 2006, Mr. Zhu was the Managing Director of FTSE Xinhua Index, a joint venture between Xinhua Financial Network and FTSE International. Prior to that, Mr. Zhu was the Vice President of China Business development for Xinhua Financial Network, and has also previously served as a leading negotiator for the PRC Ministry of Defense, with 10 years of management experience. Mr. Zhu holds a Master’s degree in Public Administration from Harvard University and a BA degree in British and American literature from Luoyang Foreign Studies Institute in China.

Graham Earnshaw has served as our President since September 2006 and as our director since March 2007. Mr. Earnshaw served as Editor-in-Chief of Xinhua Financial Network from January 2001 to December 2005. Mr. Earnshaw previously worked for Reuters news agency in a variety of positions including Asian Editor from 1990 to 1995. He is also a director of SinoMedia Holdings (HK) Ltd.

Aloysius T. Lawn has served as our independent director since March 2007. Since December 2006, Mr. Lawn has served clients as either a business consultant or an attorney. Until December 2006, Mr. Lawn was the Executive Vice President — General Counsel and Secretary of Talk America Holdings, Inc., an integrated communications service provider with programs designed to benefit the residential and small business markets. Prior to joining Talk America Holdings, Inc. in 1996, Mr. Lawn was an attorney in private practice with extensive experience in private and public financings, mergers and acquisitions, securities regulation and corporate governance from 1985 to 1995. Mr. Lawn is an independent director of XFL. He has also served as a director to private and charitable organizations over the years and as a director of Stonepath Group, Inc. from February 2001 to February 2007. Mr. Lawn graduated from Yale University and Temple University School of Law.

John H. Springer has served as our independent director since March 2007. Mr. Springer served on the board of directors of Stonepath Group, Inc. from May 2003 to February 2007. Mr. Springer joined Nike, Inc. in 2002 and currently serves as Nike Golf’s Chief Operating Officer. Mr. Springer has held both domestic U.S. and international logistics positions at IBM Corporation, Union Pacific Corporation’s third party logistics unit, and at Dell, Inc. from 1995 to 2002. Mr. Springer has been active in the Council of Logistics Management throughout his career, including holding the position of President for the Central Texas region. He earned his B.S. degree at Syracuse University in Transportation & Distribution Management, and his MBA from St. Edward’s University in Austin, Texas. Mr. Springer also serves on the Board of Trustees of the Ronald McDonald House Charities of Oregon and Southwest Washington.

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

David Olson has served as our independent director since September 2007. Mr. Olson is a partner of The Yucaipa Companies, an investment firm with holdings in Asia, Europe and the Americas. He has over 20 years of Wall Street experience, particularly in investment banking and M&A. Previously, Mr. Olson served as Chairman and CEO of Guggenheim Merchant Banking, the private equity arm of Guggenheim Capital in New York and Chicago. Mr. Olson has also served as Chairman of Investment Banking for the Asia-Pacific region at Credit Suisse First Boston, and as Chairman and CEO of Donaldson, Lufkin & Jenrette’s Asia-Pacific region. Mr. Olson holds a JD from Northwestern University School of Law, where he serves as a life board member, and a BA from Wesleyan University, where he serves on the Board of Trustees. Additionally, Mr. Olson is a board member of the Rehabilitation Institute of Chicago.

Larry Kramer has served as our independent director since September 2007. Mr. Kramer is Senior Advisor at Polaris Venture Partners. Mr. Kramer served as the first President of CBS Digital Media from March 2005 to November 2006 and served as an Advisor to CBS until April 2008. Prior to joining CBS, Mr. Kramer was Chairman, CEO and Founder of the financial website MarketWatch.com. Mr. Kramer led MarketWatch through three acquisitions, an initial public offering, and its sale to Dow Jones & Co. in 2005. Mr. Kramer currently is a director at Answers.com (NASDAQ: ANSW), Discovery Communications (NADAQ: DISCA), BlackArrow, Inc., American Media, Inc., Harvard Business School Publishing, the Newhouse School at Syracuse University and the International Center for Foreign Journalists. In addition, he serves on the Advisory Board of JibJab Media Inc and Minyanville, Inc. Mr. Kramer holds an MBA from Harvard University.

Steve Richards has served as our independent director since September 2007. Mr. Richards is Chief Operating Officer of Silver Pictures, a film production company founded by film producer Joel Silver and affiliated with Warner Bros., and Chief Operating Officer and Co-President of Dark Castle Entertainment, a division of Silver Pictures. Mr. Richards was formerly the Chief Financial Officer of Silver Pictures and has worked with Joel Silver and Silver Pictures since 1995. Mr. Richards obtained his CPA in 1992 after working for Arthur Andersen in Los Angeles with a focus on the entertainment industry. He holds an MBA from UCLA’s Anderson School and a BA from Temple University. Mr. Richards also serves as a director for TreePeople, a charitable environmental organization.

Li Shantong has served as our independent director since September 2007. Ms. Li has extensive experience in funding and research. She is a senior research fellow and former Director General, Department of Development Strategy and Regional Economy at the Development Research Center (DRC) of the State Council, PRC, and Vice President of the Academic Committee of the China Development Research Foundation affiliated to the DRC. She was also a member of the National Committee of Chinese People’s Political Consultative Conference. Ms. Li holds Bachelor’s and Master’s Degrees in Mathematics from Peking University.

David Green has served as our independent director since March, 2008. Mr. Green is the Chairman of SEPTEMBER FILMS, a leading film and television production company, with offices in London and Los Angeles, which he founded in 1992. SEPTEMBER FILMS is a division of DCD Media Plc, on whose executive board Mr. Green serves as a member. Prior to founding SEPTEMBER FILMS, Mr. Green worked as an international TV producer and film director. He was educated at Bury Grammar School and Trinity College, University of Oxford, where he gained BA Honors and a Master’s degrees in English Language and Literature.

Executive officers

Andrew Chang has served as our Chief Financial Officer since May 2007. Mr. Chang joined XFL in 2003 and held senior positions with the corporate finance department until November 2006 when he transferred to our Company as Managing Director, Finance. He successfully managed and completed various acquisitions, fund raisings, and other strategic financial initiatives for both XFL and us, including their IPOs on the Tokyo Stock Exchange and the NASDAQ respectively. Prior to joining XFL, Mr. Chang had over 10 years of investment banking experience in the U.S., Hong Kong, China and Japan, including working at GE Capital, ABN AMRO, and Nomura. Mr. Chang graduated from University of California at Berkeley.

Joseph Chan has served as the President of our Advertising Group since November 2008. Mr. Chan joined XFL in 2001 and had taken various important roles in finance, HR, business development and integration throughout the years until he transferred to our Company in January 2008 as Managing Director of Business Development and Integration. Prior to joining XFL, Mr. Chan was a director at the Investment Banking Division of Jardine Fleming in Hong Kong (now JP Morgan Chase) and an auditor at PricewaterhouseCoopers. With an Executive MBA degree, Mr. Chan is an Associate of the Hong Kong Institute of Certified Public Accountants and a Fellow of the Association of Chartered Certified Accountants. Mr. Chan also serves on the board of directors of Ming Fung Jewellery Group Limited.

Chen Hui has served as the President of our Print Group (newspaper) since January 2008. He is also General Manager of the Company’s Integrated Sales (China). Mr. Chen has served as the Deputy Director of the Economic Observer since its inception in July 2001 and previously worked as its Deputy General Manager and Sales Manager. Prior to joining the Economic Observer, Mr. Chen worked at Science & Technology Daily from 1984 to 2001, holding various roles including Director of the science & life department, Editor-in-Chief of the business page and Deputy Director of supplement and press office. Mr. Chen holds a degree in physics from Northeast University.

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

Xu Lang has served as the Vice President of our Broadcast Group since December 2007. Prior to joining us, Ms. Xu served as Vice President of business development at 1 Verge, Inc. (www.youku.com) from 2005 to 2007. Before that, Ms. Xu worked as Vice President at Enlight Media Corporation. She holds a Bachelor’s Degree in Journalism from Fudan University and earned her MBA from Rensselaer Polytechnic Institute in the U.S.

Fang Quan has served as the Vice President of our Print Group (magazine) since May 1, 2008. Prior to join us, Mr. Fang worked for the China Securities Market Research & Design Center from 1991 to 2008, where he held various roles as a journalist, Director, Editor-in-Chief and Vice President at Capital Week Magazine. He graduated from Capital Normal University where he received his Bachelor’s Degree in Chinese Literature and also received an EMBA from the China Center for Economic Research at Peking University in 2007.

Richard H. Young has served as Managing Director of Sports since April 2008. He is responsible for planning, developing and overseeing all sports related initiatives of our company. Prior to joining XSEL in 2008, Mr. Young founded and managed a television consulting company which provides services in production, distribution and media rights in China for international and domestic leagues, broadcasters and commercial clients. Prior to that, Mr. Young worked with ESPN STAR Sports in Hong Kong and Singapore, a joint venture between ESPN and Star TV, where he held a number of senior positions including Vice-President of Operations and Client Services and Vice-President of Event Management Group and Program Development. Mr. Young graduated cum laude with a dual- Bachelor’s degree in International Relations and East Asian Studies from Boston University and has an MBA from the University of Chicago.

B.	Compensation of Directors and Executive Officers

Cash compensation

For the year ended December 31, 2008, the aggregate cash compensation that we paid to our executive officers was approximately $2.0 million. No executive officer is entitled to any severance benefits upon termination of his or her employment with our company except for Fredy Bush. On June 13, 2006, we issued 11,050,000 shares to Fredy Bush at par value as compensation.

Share options

We entered into individual option agreements on July 11, 2006, in order to attract and retain the best available personnel for positions of substantial responsibility, provide additional incentive to employees and promote the success of our business. On July 2006, we authorized the grant of options to purchase a maximum of

11,727,602 shares in our company. As of March 31, 2009, there were 6,222,934 common shares issuable upon the exercise of outstanding share options at a weighted average exercise price of $0.78 per share, and there were 529,422 common shares available for future issuance upon the exercise of future grants under individual option agreements.

Our shareholders adopted a 2007 share option plan in furtherance of the same purposes on February 7, 2007. The maximum aggregate number of shares that may be issued pursuant to all awards is equal to the lesser of (y) 19,530,205 common shares or (z) a lesser number of common shares determined by the administrator of the plan. As of March 31, 2009, there were 1,790,000 common shares issuable upon the exercise of outstanding share options at a weighted average exercise price of $1.23 per share, and there were 17,740,205 common shares available for future issuance upon the exercise of future grants under our 2007 share option plan.

The following table summarizes, as of March 31, 2009, the options granted to our directors and executive officers and other individuals as a group, without giving effect to options that were exercised or terminated.

	Common
	Shares
	Underlying	Exercise
	Granted	Price		Expiration
	Options	($/share)	Grant Date	Date

Name:
Fredy Bush	—	N/A	N/A	N/A
Zhu Shan	700,000	0.78	July 11, 2006	July 10, 2011
Graham Earnshaw	700,000	0.78	July 11, 2006	July 10, 2011
Andrew Chang	900,000	0.78	July 11, 2006	July 10, 2011
Chen Hui	79,460	0.78	July 11, 2006	July 10, 2011
Stephen Xie Wei	335,260	0.78	July 11, 2006	July 10, 2011
Teddy Liu Weidong	136,860	0.78	July 11, 2006	July 10, 2011
Yu Gang	540,982	0.78	July 11, 2006	July 10, 2011
Other individuals as a group	7,692,442	0.78	July 11, 2006	July 10, 2011
Aloysius T. Lawn	30,000	6.50	April 25, 2007	April 24, 2017
	30,000	1.64	April 30, 2008	April 29, 2018
John H. Springer	30,000	6.50	April 25, 2007	April 24, 2017
	30,000	1.64	April 30, 2008	April 29, 2018
Zhao Li	113,176	0.78	July 11, 2006	July 10, 2011
Long Qiu Yun	30,000	6.50	April 25, 2007	April 24, 2017
	20,000	1.265	June 13, 2008	June 12, 2018
David Olson	30,000	4.39	September 26, 2007	September 25, 2017
	20,000	1.265	June 13, 2008	June 12, 2018
Larry Kramer	30,000	4.39	September 26, 2007	September 25, 2017
	20,000	1.265	June 13, 2008	June 12, 2018
Steve Richards	30,000	4.39	September 26, 2007	September 25, 2017
	20,000	1.265	June 13, 2008	June 12, 2018
Li Shantong	30,000	4.39	September 26, 2007	September 25, 2017
	20,000	1.265	June 13, 2008	June 12, 2018
David Green	20,000	1.265	June 13, 2008	June 12, 2018
David U. Lee	400,000	1.325	April 1, 2008	December 31, 2011
	500,000	0.305	January 8, 2009	January 8, 2014
Richard Young	500,000	0.305	January 8, 2009	January 8, 2014
Total	12,988,180

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

Board of Directors

Our board of directors currently consists of 12 directors. A director is not required to hold any shares in the company by way of qualification. Provided he has properly disclosed his interest, a director may vote with respect to any contract, proposed contract or arrangement in which he is materially interested. Our board may exercise all the powers of the company to borrow money, mortgage its undertaking, property and uncalled capital, and issue debentures or other securities whenever money is borrowed or as security for any obligation of the company or of any third party. All of our directors have signed an agreement with us governing their rights and duties as directors. These agreements do not provide for benefits upon termination of directorships, except in the case of Fredy Bush. Information regarding this agreement appears below.

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

Audit committee

We have appointed Aloysius Lawn as chairman of our audit committee, and John Springer and Steve Richards as members. Each satisfies the “independence” requirements of the Nasdaq Stock Market, Marketplace Rules and Rule 10A-3 under the Securities Exchange Act of 1934. The audit committee oversees our accounting and financial reporting processes and the audits of the financial statements of our company. The audit committee met 15 times in 2008 and is responsible for, among other things:

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

Compensation committee

We have appointed John Springer as chairman of our compensation committee, and David Green and Larry Kramer as members. Each satisfies the “independence” requirements of the Nasdaq Stock Market, Marketplace Rules. The compensation committee assists the board in reviewing and approving our compensation structure, including all forms of compensation relating to our directors and executive officers. Our Chief Executive Officer may not be present at any committee meeting while her compensation is deliberated. The compensation committee met eight times in 2008 and is responsible for, among other things:

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

Nominating and corporate governance committee

We have appointed David Olson as chairman of our nominating and corporate governance committee, and John Springer and Larry Kramer as members. Each satisfies the “independence” requirements of the Nasdaq Stock Market, Marketplace Rules. The nominating and corporate governance committee assists the board of directors in selecting individuals qualified to become our directors and in determining the composition of the board. The nominating and corporate governance committee met six times in 2008 and is responsible for, among other things:

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

Investment committee

We have appointed David Olson as chairman of our investment committee, and Aloysius Lawn and David Green as members. Each satisfies the “independence” requirements of the Nasdaq Stock Market, Marketplace Rules. The investment committee assists the board of directors in reviewing and approving merger and acquisition transactions and investment transactions proposed by management. The investment committee met eight times in 2008 and is responsible for, among other things:

•	reviewing acquisition strategies with management and investigating acquisition candidates on our behalf;

•	recommending acquisition strategies and candidates to the board of directors;

•	authorizing and approving acquisitions and investments by us valued in an amount not to exceed, for any particular acquisition or investment, $5.0 million in cash, stock or a combination thereof; and

•	approving any bank loan, pledge, mortgage or charge of property and assets (whether present or future), guarantees or similar transactions entered into by the Company or its subsidiaries in the ordinary course of business, provided that the total financing obligations of the Company or its subsidiaries in each such transaction shall not exceed $10.0 million.

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

As of December 31, 2007, we had 1,369 full-time employees, including 1,293 located in the PRC and 76 in Hong Kong. As of December 31, 2008, we had 1,394 full-time employees, including 1,338 located in the PRC and 56 in Hong Kong. Our employees are not covered by any collective bargaining agreement. We consider our relations with our employees to be good. A functional breakdown of our employees is set out in the following table:

Function	Headquarters	Print	Advertising	Broadcast	Total

Administration	25	14	106	85	230
Finance	34	11	56	33	134
General management	5	2	17	14	38
Information technology	6	1	19	21	47
Miscellaneous	—	1	—	22	23
Pre-/post-production(1)	1	22	229	171	423
Sales and marketing	7	98	283	111	499

Total	78	149	710	356	1,394

(1)	Pre-/post-production includes our analyst, design, content production and research functions.

From time to time, we also employ part-time employees and independent contractors. We plan to hire additional employees as we expand.

As required by PRC regulations, we participate in various employee benefit plans that are organized by municipal and provincial governments, including pension, work-related injury benefits, maternity insurance, medical and unemployment benefit plans. We are required under PRC law to make contributions to the employee benefit plans at specified percentages of the salaries, bonuses and certain allowances of our employees, up to a maximum amount specified by the local government from time to time. Members of the retirement plan are entitled to a pension equal to a fixed proportion of the salary prevailing at the member’s retirement date. The total amount of contributions we made to employee benefit plans was $214,129 in 2006, $458,565 in 2007 and $1,129,529 in 2008. Our employees in Hong Kong are covered by the Mandatory Provident Fund Scheme. The contribution of our company for the eligible employees is based on 5% of the applicable payroll costs, and contributions are matched by the employees. We contributed $41,427 under this scheme in 2006, $64,853 in 2007 and $97,195 in 2008.

E.	Share Ownership

The following table sets forth information with respect to the beneficial ownership of our shares as of March 31, 2009, by:

•	each of our current directors and executive officers; and

•	each person known to us to own beneficially more than 5.0% of our shares.

Shares Beneficially Owned(1)(2)
	Number	%

Directors and Executive Officers:
Fredy Bush(3)	9,930,000	6.5
Zhu Shan	*	*
Graham Earnshaw	*	*
Andrew Chang	*	*
Joseph Chan	*	*
Chen Hui	*	*
Stephen Xie Wei(4)	1,508,614	1.0
Xu Lang	*	*
Aloysius T. Lawn	*	*
John H. Springer	*	*

	Shares Beneficially Owned(1)(2)
	Number	%

Zhao Li	*	*
Long Qiu Yun	*	*
David Olson	*	*
Larry Kramer	*	*
Steve Richards	*	*
Li Shantong	*	*
David Green	*	*
Fang Quan	*	*
All directors and executive officers as a group(5)	14,904,836	9.8
Principal Shareholders:
Xinhua Finance Limited(6)	50,054,618	32.9
Patriarch Partners Media Holdings, LLC(7)	10,139,655	6.7
Dragon Era Group Limited(8)	8,830,000	5.8
Yucaipa Global Partnership Fund L.P.(9)	21,006,759	13.8
Chung Cheng Co., Ltd.(10)	8,000,000	5.3

*	Upon exercise of all options granted, would beneficially own less than 1.0% of our outstanding common shares.

(1)	Beneficial ownership is determined in accordance with Rule 13d-3 of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended, and includes voting or investment power with respect to the securities.

(2)	Percentage of beneficial ownership of each listed person is based on 152,000,667 common shares outstanding as of March 31, 2009, as well as the class A common shares underlying share options and warrants exercisable by such person or group within 60 days of the date of this annual report.

(3)	Includes 8,825,000 class A common shares owned by Dragon Era Group Limited that are restricted and held in the form of ADR evidencing 4,412,500 ADSs, and 5,000 class A common shares. Dragon Era Group Limited is wholly-owned by Super Tiger Limited, which in turn is wholly-owned by The Fredy Bush Trust, an irrevocable discretionary trust of which Ms. Bush is settlor. Also includes 440,000 class A common shares that are owned by The Fredy Bush Family Trust in the form of ADR evidencing 220,000 ADSs, and 660,000 class A common shares. Ms. Bush disclaims beneficial ownership of all of our shares held by The Fredy Bush Family Trust. The business address of Ms. Bush is 31/F, The Center, 99 Queen’s Road, Central, Hong Kong.

(4)	Includes 1,424,799 class A common shares held as nominee for members of the management team of Hyperlink. Also includes 83,815 vested options. Does not include a further 20,000 restricted shares that will vest on March 31, 2010. The business address of Mr. Xie is 12th Floor, Xincheng Building, No. 167 Jiangning Road, Shanghai, People’s Republic of China.

(5)	Includes class A common shares held by all of our directors and executive officers as a group and common shares issuable upon the exercise of all of the options within 60 days of the date of this annual report held by all of our directors and executive officers.

(6)	Shares are class A common shares. Xinhua Finance Limited is a public company listed on the Mothers Board of the Tokyo Stock Exchange. The business address of Xinhua Finance Limited is Suite 2103-4, Vicwood Plaza, 199 Des Voeux Road, Central, Hong Kong. The holdings of XFL in our shares have decreased from 100% at our founding.

(7)	Includes 10,139,655 class A common shares beneficially owned by Patriarch Partners Media Holdings LLC, of which 10,139,654 are restricted and held in restricted ADR form. Does not include a $57.8 million convertible loan held by its affiliates that may be converted into class A common shares as of October 21, 2009. The business address of Patriarch Partners is 40 Wall Street, 25th Floor, New York, NY 10005.

(8)	Includes 8,825,000 class A common shares that are restricted and held in the form of ADR evidencing 4,412,500 ADSs, and 5,000 class A common shares. Dragon Era Group Limited is wholly-owned by Super Tiger Limited, which in turn is wholly-owned by The Fredy Bush Trust, an irrevocable discretionary trust of which Fredy Bush, our chairman and chief executive officer, is settlor. The business address of Dragon Era Group Limited is 31/F, The Center, 99 Queen’s Road, Central, Hong Kong.

(9)	Includes 2,400,000 class A common shares that are held in the form of ADR evidencing 1,200,000 ADSs, and 6,174,022 class A common shares. Also includes 320,000 series B convertible preferred shares held by Yucaipa Global Partnership Fund L.P. and its related entities, YGOF GP Ltd., Yucaipa Global Holdings G.P. and RDBI LLC that may be converted into 14,830,337 class A common shares at any time. See “Item 7.B. Major shareholders and related party transactions — Related Party Transactions — Transactions with Yucaipa” for additional information on our agreements with Yucaipa. Yucaipa Global Partnership Fund L.P. is controlled by Ronald W. Burkle and its business address is 9130 W. Sunset Boulevard, Los Angeles, CA 90069.

(10)	Shares are 8,000,000 class A common shares. Chung Cheng Co., Ltd. is ultimately owned by Hseng-Lin Cheng. Hseng-Lin Cheng disclaims beneficial ownership of the shares held by Chung Cheng Co., Ltd. except to the extent of her pecuniary interest therein. The business address of Chung Cheng Co., Ltd. is 9130 10F., No. 136, Roosevelt Road, Sec. 2, Taipei, Taiwan 100.

As of March 31, 2009, 152,000,667 of our class A common shares were issued and outstanding. Approximately 57.6% of our issued and outstanding class A common shares were held by record holders in the United States, including 80,516,554 ADSs held by the depositary.

Our common shares are class A common shares. Holders of class A common shares are entitled to one vote per share. We previously also issued class B common shares, which entitled holders to ten votes per share. We issued class A common shares represented by our ADSs in our initial public offering. Our class B common shares converted to class A common shares on a one-to-one basis on December 31, 2008.

Our issuance of convertible preferred shares to, and agreements with, Yucaipa have caused changes to the rights of our security holders. We are required to seek the approval of the holders of a majority of the outstanding convertible preferred shares for certain matters, such as authorizing the issuance of any parity shares, and to require the approval of the holders of a majority of the outstanding convertible preferred shares and any outstanding parity shares for certain other matters, such as entering into certain transactions with shareholders or affiliates, or materially changing the scope of our business. In addition, we entered into a shareholders agreement with Yucaipa and XFL and controlling shareholder, that requires XFL to vote its shares in us and take certain other actions to ensure that an individual designated by Yucaipa will remain one of our directors so long as Yucaipa continues to hold at least 50% of the convertible preferred shares originally issued under the share purchase agreement. See “Item 7.B. Major shareholders and related party transactions — Related Party Transactions — Transactions with Yucaipa” for additional information on the convertible preferred shares and our agreements with Yucaipa.”

Item 7.	Major Shareholders and Related Party Transactions

A.	Major Shareholders

Please refer to “Item 6.E. Directors, Senior Management and Employees — Share Ownership.”

B.	Related Party Transactions

Contractual arrangements with our affiliated entities and their shareholders

PRC laws and regulations currently limit foreign equity ownership of companies that engage in media, advertising and market research businesses. To comply with these foreign ownership restrictions, we operate a substantial portion of our businesses in China through a series of contractual arrangements with our affiliated entities and their shareholders. For a description of these contractual arrangements, see “Item 4.C. Information on the Company — Organizational structure — Agreements that provide effective control over our affiliated entities,” “Item 4.C. Information on the Company — Organizational structure — Agreements that provide the option to purchase the equity interest in the affiliated entity” and “Item 4.C. — Organizational structure — Agreements that transfer economic benefits to us.”

Transactions with XFL or its subsidiaries

Any transactions we entered into with XFL, its predecessor or its subsidiaries, are treated as related party transactions, as set forth below:

Contracts between us and XFL or its subsidiaries

On September 13, 2006, we entered into a Group Services Agreement with XFL. Under this agreement, certain services shall be provided to us in exchange for a variable charge. The services include a wide range of services including management, human resources, finance, legal, corporate communications, public relations, information technology and administrative services. On January 25, 2007, the Group Services Agreement was amended to provide that charges for 2006 under the agreement would not exceed $700,000 and for subsequent years would not exceed $1.0 million. We incurred charges of $0.7 million, $0 and $0.7 million for 2006, 2007 and 2008, respectively, under the Group Services Agreement.

On January 1, 2009, we amended and restated our agreement with XFL. Under the amended and restated agreement, the services XFL will provide to us include only legal services and the service charge will be 50% of the actual cost incurred by XFL’s legal department.

We have a verbal space arrangement with a subsidiary of XFL pursuant to which we share costs under a lease held by the subsidiary. We paid $0.4 million and $0.3 million pursuant to this agreement in 2007 and 2008, respectively.

The terms and prices of these transactions, taken as a whole, were determined on an arm’s-length basis and we believe we could have obtained comparable terms from independent third parties.

Loan agreements and foreign currency agreement between us and XFL or its subsidiaries

On March 31, 2006, we issued a promissory note in the amount of $38.2 million for the benefit of Xinhua Financial Network and a promissory note in the amount of $68.5 million for the benefit of XFL. Both notes were due on demand and the interest rates were not specified. We issued the promissory notes to borrow money from XFL and Xinhua Financial Network to pay for the costs related to our acquisition from XFL of equity interests XFL held before March 31, 2006 in Xinhua Finance Advertising, the contractual control XFL held before March 31, 2006 in Beijing Century Media Culture Co., Ltd. and advances from XFL and Xinhua Financial Network enabling us to acquire 19.0% equity interest in Upper Step Holdings Limited, or Upper Step, and Accord Group Investments Limited, or Accord Group. During the year ended December 31, 2007, XFL paid on our behalf earn-out consideration related to our acquisitions of Beijing Century Media and Xinhua Finance Advertising of $7.4 million and $25.0 million, respectively, and direct costs of $0.2 million. We repaid $50.0 million in cash to XFL in 2007 and the remaining balance of $113.5 million dollars was permanently waived. For the year ended December 31, 2008, XFL and its subsidiaries have paid on our behalf for 2007 earn-out considerations of $2.8 million, $4.5 million and $14.0 million for the acquisitions of Hyperlink, Beijing Century Media and Xinhua Finance Advertising, respectively. As of December 31, 2008, the outstanding balance of $26.3 million, which included earn-out consideration of $5.0 million $2.3 million, $4.6 million and $14.0 million for our acquisitions of Economic Observer Advertising, Hyperlink, Beijing Century Media and Xinhua Finance Advertising, respectively, has been waived by XFL in 2008. We currently owe $1.1 million to XFL and its subsidiaries, which mainly represents corporate overhead expenses paid by XFL on behalf of our company.

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

On March 5, 2009, we, Xinhua Finance Media (Shanghai) Limited, Xinhua Financial Network and Shanghai Huacai Investment Advisory Co. Ltd., a subsidiary of XFL, entered into an agreement. Pursuant to the agreement, Shanghai Huacai Investment Advisory Co. Ltd. advanced RMB 42,780,000 to Xinhua Finance Media (Shanghai) Limited, secured by our U.S. dollar deposits in the amount of $6.23 million. The agreement is to facilitate the conversion of the excess U.S. dollars we hold into RMB for working capital purpose. The terms of this agreement were determined on an arm’s-length basis.

Transactions involving our acquisitions

See “Item 5.A. Operating and financial review and prospects — Operating Results — Acquisitions.” The terms and pricing of each acquisition, taken as a whole, were determined on an arm’s-length basis between the sellers and the buyers and we believe the terms are comparable to terms that could have been obtained from independent third parties. However, we received assistance from XFL and Xinhua Financial Network in executing these acquisitions and in certain instances the acquisition target was initially acquired by XFL and injected to us in exchange for certain consideration. We received favorable terms from XFL and Xinhua Financial Network as we are part of the Xinhua Finance Limited group.

Transactions with David U. Lee, Leeding Media LLC, K-Jam Media Inc. and Kia Jam

In April 2008, Xinhua Media Entertainment Limited, or Xinhua Media Entertainment, and Leeding Media, LLC, or Leeding Media, entered into a services agreement. Pursuant to the agreement, Leeding Media agreed to furnish to Xinhua Media Entertainment the services of David U. Lee, who now serves as the Managing Director of Xinhua Media Entertainment. Mr. Lee is the sole shareholder of Leeding Media, which is a shareholder of Xinhua Media Entertainment. The agreement has an initial term of 24 months starting from April 1, 2008, and shall continue indefinitely thereafter until terminated. The agreement may be terminated by Xinhua Media Entertainment at any time for cause, by mutual consent, by six month’s written notice by either party after the expiry of the initial term, or upon certain other events. David U. Lee separately warranted to Xinhua Media Entertainment that, among other things, Xinhua Media Entertainment has the rights and remedies against Mr. Lee that it otherwise would have were Mr. Lee a direct employee.

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

Transactions with Shanghai Wai Gao Qiao (Group) Co., Ltd.

Shanghai Wai Gao Qiao (Group) Co., Ltd., or Wai Gao Qiao, held 4.5% of the equity interest in us as of April 30, 2008 via its wholly-owned subsidiary, Honour Rise Services Limited. Wai Gao Qiao has significant influence over us due to its shareholding and our dependence on the strategic cooperation relationship between us and its wholly-owned subsidiary, Shanghai Camera Media Investment Co., Ltd., or Shanghai Camera, to carry out our television broadcast operations. The transactions we entered into with Wai Gao Qiao and its subsidiaries, including, but not limited to, Shanghai Camera, are treated as related party transactions, as set forth below. The terms and prices of these transactions, taken as a whole, were determined on an arm’s-length basis and we believe we could have obtained comparable terms from independent third parties.

In January 2007, through an entrusted loan arrangement with the Agricultural Bank of China, our affiliated entity, Shanghai Yuan Zhi Advertising Co., Ltd., loaned RMB15.5 million ($2.3 million) to Shanghai Wai Gao Qiao Free Trade Zone Development Co., Ltd. to finance their working capital. The loan is unsecured, non-interest bearing and will mature in January 2010. The loan was fully repaid in 2008.

In December 2008, through an entrusted loan arrangement with the Agricultural Bank of China, Shanghai Yuan Zhi Advertising Co., Ltd., our affiliated entity, loaned RMB15.5 million ($2.3 million) to Wai Gao Qiao to finance its working capital. The loan is unsecured, non-interest bearing and will mature in December 2011. Wai Gao Qiao has, however, verbally agreed to repay this loan on demand.

Agreements regarding Shanghai Camera Media Investment Co., Ltd.

See “Item 4.B. Information on the Company — Business overview — Arrangements with partners and suppliers — Agreements regarding Shanghai Camera.”

We loaned $1.7 million to Shanghai Camera for working capital purposes in 2006 and an additional $0.3 million in 2008. The loan rolls over on a year-to-year basis and carries no interest. The maximum amount drawable under the loan is RMB30.0 million ($4.4 million). Shanghai Camera repaid $2.0 million in other loans to us in 2007.

Transactions with Sino Investment Holdings

A $1.5 million loan from Sino Investment Holdings to us incurred in relation to our acquisition of the Accord Group was waived in 2007. The waived amount was recorded as a shareholder’s contribution and included in paid-in capital.

Transactions with Patriarch Partners

Patriarch Partners Media Holdings, LLC and its affiliates held 4.6% of the equity interests of XFL and 6.7% of our equity interests as of March 31, 2009. Patriarch Partners held 15,585,254 of our convertible preferred shares before our initial public offering, which automatically converted into 15,585,254 class A common shares upon the completion of our initial public offering. We accrued a premium over the redemption period of the preferred shares as a deemed dividend with a debit to our retained earnings of $2,157,301 for the period from the date of issuance of the preferred shares to July 24, 2006. Dividends declared to redeemable convertible preferred shares were $5,335,000 and $1,338,333 for the year ended December 31, 2006 and 2007, respectively. No further dividends are payable on the preferred shares that were held by Patriarch Partners.

Under our then Memorandum and Articles of Association, Patriarch Partners, as a holder of our convertible preferred shares, was entitled to vote on an “as converted” basis together with the holders of our common shares. Moreover, subject to certain exceptions, we had to obtain prior written consent from Patriarch Partners before, among other things, incurring certain indebtedness or liens, entering into certain transactions with shareholders or affiliates, entering into certain merger agreements or issuing any common shares. On September 19, 2006, we redeemed 819,672 convertible preferred shares, with a face value of $3.0 million, held by Patriarch Partners for a total consideration of $1.00. As the result of its shareholding in us and XFL and the influence over us conferred by our Memorandum and Articles of Association, Patriarch Partners has significant influence over us. The transactions we entered into with Patriarch Partners are treated as related party transactions, as set forth below. The terms and prices of these transactions, taken as a whole, were determined on an arm’s-length basis, and we believe we could have obtained comparable terms from independent third parties.

Proxy agreement and amendment to our Memorandum and Articles of Association

On July 24, 2006, Patriarch Partners consented to the amendment of our Memorandum and Articles of Association, including the creation of class B common shares held by XFL with ten votes per share (note these class B common shares converted to class A common shares on December 31, 2008). As consideration, XFL granted to Patriarch Partners an irrevocable proxy over our shares held by XFL. Under the proxy agreement, Patriarch had the exclusive right to vote (or consent) with respect to the shares held by XFL at any time after January 7, 2009. Prior to that, XFL exercised full voting power with respect to its shares, and agreed to vote to ensure that Fredy Bush remains our sole director until our initial public offering. Furthermore, XFL agreed not to sell, directly or indirectly, any of our shares that it held. This proxy agreement terminated upon the completion of our initial public offering.

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

Investor rights agreement among us, Patriarch Partners and XFL

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

In the event XFL decides to transfer some of its securities in us, it must give rights of co-sale to Patriarch Partners, so that Patriarch Partners may sell securities along with XFL in the sale.

Credit agreement among us, Patriarch Partners, Patriarch Partners Agency Services, LLC and our direct subsidiaries, as guarantors

In connection with its purchase of the 16,404,926 convertible preferred shares, Patriarch Partners and Patriarch Partners Agency Services, LLC entered into a credit agreement with us and our subsidiaries from time to time on March 16, 2006. Under the credit agreement, we borrowed $10.0 million from Patriarch Partners. The interest payable on the loan was LIBOR plus 2.75%. Patriarch Partners could convert any outstanding principal and accrued and unpaid interest into our class A common shares at any time, at an initial conversion ratio of $3.657438 per common share, subject to certain anti-dilution adjustments. Pursuant to this agreement, we also entered into pledge and security agreements pledging the shares of certain of our subsidiaries and granting security over our property, including shares and intellectual property, and over the property of certain of our subsidiaries. On September 20, 2006, the credit agreement was amended to provide for additional interest in the aggregate amount of $3.0 million, which resulted in the issuance of an additional 820,246 class A common shares upon the conversion of the loan. This amendment was executed one day after the redemption of 819,672 convertible preferred shares mentioned above. All outstanding principal and accrued and unpaid interest was converted automatically into class A common shares upon our initial public offering, and the credit agreement and pledge agreement terminated at that time.

2008 convertible loan facility agreement among us, Zohar CDO 2003-1, Limited and Zohar II 2005-1, Limited, together with Patriarch Partners Agency Services LLC

On October 21, 2008, we entered into a credit agreement with Zohar CDO 2003-1, Limited and Zohar II 2005-1, Limited, as lenders, together with Patriarch Partners Agency Services, LLC, as agent for the lenders. Each of the lenders and the agent are affiliates of Patriarch Partners, one of our major shareholders. The facility is for a term of four years and is secured by a pledge of our television assets. The amount outstanding under the loan facility is convertible into our class A common shares at a conversion price of $1.12 per class A common share for the period from October 21, 2009 to October 20, 2010. The conversion price will be increased to $1.37 per class A common share for the period from October 21, 2010 to October 20, 2011, and to $1.62 per class A common share for the period after October 21, 2012. We also granted certain registration rights, pre-emptive rights and tag-along rights to the lenders. As of the date of this annual report, we had drawn down an aggregate of $57.8 million from the loan facility.

Transactions with Yucaipa

Share purchase agreement between us and Yucaipa

Yucaipa Global Partnership Fund L.P. and its affiliates, or Yucaipa, held 13.8% of our equity interests as of March 31, 2009. Yucaipa also holds 320,000 of our series B convertible preferred shares, which were purchased for $30.0 million pursuant to a share purchase agreement entered into on February 18, 2008. The purchase price was determined through our arm’s-length transaction with Yucaipa.

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

Yucaipa, as a holder of our convertible preferred shares, is entitled to vote on an “as converted” basis together with the holders of our common shares. Moreover, the approval of the holders of a majority of the outstanding convertible preferred shares is required for certain matters, such as authorizing the issuance of any parity shares, while the approval of the holders of a majority of the outstanding convertible preferred shares and any outstanding parity shares is required for certain other matters, such as entering into certain transactions with shareholders or affiliates, or materially changing the scope of our business. The convertible preferred shares are entitled to quarterly preferred dividends at the rate of 8% per annum payable in cash or, at our option subject to certain limitations, through the issuance of additional convertible preferred shares. Upon any liquidation, the convertible preferred shares would be entitled to a liquidation preference. The holders of the convertible preferred shares have the right to require that their shares be redeemed by us upon the occurrence of certain events.

Shareholders agreement among us, Yucaipa and XFL

The shareholders agreement requires XFL to vote its shares in us and take certain other actions to ensure that an individual designated by Yucaipa will remain one of our directors so long as Yucaipa continues to hold at least 50% of the convertible preferred shares originally issued under the share purchase agreement. The shareholders agreement also provides Yucaipa with certain tag-along rights in connection with certain sales by Xinhua Finance Limited of common shares it holds in us.

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

In October, 2007, we acquired, through Beijing Century Media, the remaining 49% of the equity of Beijing Perspective for RMB16.0 million ($2.3 million). In connection with the acquisition of the remaining 49% equity interest in Beijing Perspective, we entered into a share subscription agreement and deed of non-competition undertaking and release with Whole Fortune Limited, or Whole Fortune, a limited liability company controlled by Hunan Television and incorporated in the British Virgin Islands. Pursuant to these agreements, we issued 2,043,347 class A common shares to Whole Fortune in exchange for its entering into a non-competition agreement with us. Under the non-competition agreement, Whole Fortune promised that it and its affiliates will not compete with us or our affiliates outside of China for a term of four years. The common shares we issued to Whole Fortune were valued at $4.06 per share and had an aggregate value of $8.3 million. The terms of this non-competition agreement, including the price paid by us, when taken as a whole with the acquisition of 49% of the equity interest in Beijing Perspective by Beijing Century Media, were determined on an arm’s length basis, and we believe the terms are comparable to terms we could obtain from independent third parties. See “Item 5.A. Operating and financial review and prospects — Operating Results — Acquisitions.”

Share restructuring

On September 22, 2006, we issued 4,099,968 warrants and 6,478,437 class A common shares and XFL paid $9.1 million to Sino Investment Holdings Limited the 37.0% shareholder of our subsidiary Upper Step, and the 61.0% shareholder of Accord Group, another subsidiary of ours, in exchange for its shareholdings in Upper Step, and 451,107 class A common shares in exchange for its shareholdings in Accord Group. The warrants are exercisable at an initial price of $3.659 per share. In addition, Sino Investment issued a demand promissory note to us in the amount of $7.9 million as part of this transaction, which has no specified interest rate. The warrants are immediately exercisable and valid for a period of five years.

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

As of December 31, 2008, Sino Investment was in default with respect to interest payments on the promissory note. We have reserved our rights in full.

Employment agreements

See “Item 6.C. Directors, senior management and employees — Board Practices.”

Share option agreements

See “Item 6.B. Directors, senior management and employees — Compensation of Directors and Executive Officers — Share options.”

C.	Interests of Experts and Counsel

Not applicable.

Item 8.	Financial Information

A.	Consolidated Statements and Other Financial Information

We have appended consolidated financial statements filed as part of this annual report.

Legal Proceedings

We are subject to a class action complaint, filed in the United States District Court for the Southern District of New York, for alleged violations of U.S. federal securities laws. The lawsuit asserts claims against us, our Chief Executive Officer Fredy Bush, our former Chief Financial Officer Shelly Singhal and other defendants for allegedly failing to disclose in our initial public offering registration statement and prospectus certain background information concerning Shelly Singhal. The alleged undisclosed information consists of lawsuits and proceedings that were brought against other entities with which Shelly Singhal was associated and that were completely unrelated to us. Our motion to dismiss, which we filed along with the other defendants, was granted on February 25, 2009. The plaintiffs have until May 4, 2009 to appeal the dismissal.

In October 2007, we purchased from UBS Financial Services, Inc. a $25.0 million principal protected note issued by Lehman Brothers Holdings Inc., or Lehman Brothers, linked to the FTSE/Xinhua China 25 Index, which matures in January 2009. In July 2008, we borrowed $14.0 million from UBS AG using the principal protected note as collateral. On September 15, 2008, Lehman Brothers filed for bankruptcy, and, after we refused to post additional collateral for the loan, UBS AG filed a demand for arbitration with the American Arbitration Association against us seeking repayment of the loan on September 25, 2008. On October 28, 2008, we filed our defense to the demand as well as a cross claim against UBS Financial Services, Inc. for an amount in excess of $25.0 million. We have taken full provision of $24.9 million against the principal protection note as of December 31, 2008.

Dividend Policy

We have never declared or paid any dividends on our common shares, nor do we have any present plan to pay any cash dividends on our ADSs in the foreseeable future. We currently intend to retain most of our available funds and any future earnings to operate and expand our business. We have, however, paid dividends to the holder of our series A convertible preferred shares of approximately $7.5 million, $1.3 million and $0 million for the years ended December 31 2006, 2007 and 2008, respectively. We discontinued these dividends upon conversion of the series A convertible preferred shares. The terms of the 2008 credit agreement preclude us from paying any dividends on our common shares.

Holders of our series B convertible preferred shares are entitled to dividends at 8.0% per annum of the stated value of such series B convertible preferred shares, payable at each fiscal quarter in cash or stock at our option. We have issued an aggregate of 20,000 Series B convertible preferred shares as dividends to the holder of such shares as of the date of this annual report.

As we are a holding company, we rely on dividends paid to us by our wholly-owned subsidiaries Upper Step Holdings Limited, Accord Group Investments Limited, Xinhua Finance Advertising, Profitown, East Alliance Limited and Small World Television, all of which are British Virgin Islands business companies, by our wholly-owned subsidiaries EconWorld Media, Singshine Marketing and Xinhua Finance Media (Hong Kong) Limited, all of which are Hong Kong companies, and by our indirect subsidiary Xinhua Media Entertainment in which we hold a 75% interest, a Cayman Islands company, for our cash requirements, including the funds necessary to pay dividends and other cash distributions to our shareholders, service any debt we may incur and pay our operating expenses.

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

If we are allowed to declare and pay dividends, the form, frequency and amount will depend upon our future operations and earnings, capital requirements and surplus, general financial condition, contractual restrictions and other factors that the board of directors may deem relevant. Cash dividends on our ADSs, if any, will be paid in U.S. dollars.

B.	Significant Changes

Except as disclosed elsewhere in this annual report, we have not experienced any significant changes since the date of our audited consolidated financial statements included in this annual report.

Item 9.	The Offer and Listing

A.	Offering and Listing Details

Our ADSs, each representing one class A common share, have been listed on the Nasdaq since March 9, 2007. Our ADSs traded under the symbol “XFML” through March 2, 2009, and are now traded under the symbol “XSEL.”

The following table provides the high and low trading prices for our ADSs on the Nasdaq for (1) the years 2007 and 2008, (2) each of the past six quarters, and (3) each of the past six months.

	Sales Price
	High	Low

Annual High and Low
2007 (from March 9, 2007)	$13.00	$5.06
2008	6.28	0.31

	Sales Price
	High	Low

Quarterly Highs and Lows
Fourth Quarter 2007	10.34	5.60
First Quarter of 2008	6.28	2.02
Second Quarter of 2008	4.40	2.11
Third Quarter of 2008	3.07	1.22
Fourth Quarter of 2008	1.59	0.31
First Quarter of 2009	0.79	0.22
Monthly Highs and Lows
November 2008	1.48	0.31
December 2008	0.71	0.49
January 2009	0.79	0.50
February 2009	0.63	0.41
March 2009	0.64	0.22
April 2009 (through April 24, 2009)	0.61	0.45

B.	Plan of Distribution

Not applicable.

C.	Markets

Our ADSs, each representing two class A common shares, have been listed on the Nasdaq Global Market since March 9, 2007 under the symbol “XFML.” In connection with our re-positioning, we changed our name from Xinhua Finance Media Limited to Xinhua Sports & Entertainment Limited, and changed our trading symbol to “XSEL” on March 2, 2009.

D.	Selling Shareholders

Not applicable.

E.	Dilution

Not applicable.

F.	Expenses of the Issue

Not applicable.

Item 10.	Additional Information

A.	Share Capital

Not applicable.

B.	Memorandum and Articles of Association

We incorporate by reference into this annual report the description of our amended and restated memorandum of association contained in our F-1 registration statement (File No. 333-140808) originally filed with the SEC on February 21, 2007, as amended. Our shareholders adopted our amended and restated memorandum and articles of association by a special resolution on February 7, 2007 and by a special resolution January 15, 2009, further amended our amended and restated memorandum and articles of association, inter alia, to reflect the change of our name from “Xinhua Finance Media Limited” to “Xinhua Sports & Entertainment Limited.”

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

The following discussion does not deal with the tax consequences to any particular investor or to persons in special tax situations such as:

•	banks;

•	insurance companies;

•	regulated investment companies;

•	real estate investment trusts;

•	broker-dealers;

•	traders that elect to mark to market;

•	U.S. expatriates;

•	tax-exempt entities;

•	persons liable for alternative minimum tax;

•	persons holding an ADS or common share as part of a straddle, hedging, conversion or integrated transaction;

•	persons that actually or constructively own 10% or more of the total combined voting power of all classes of our voting stock;

•	persons who acquired ADSs or common shares pursuant to the exercise of any employee share option or otherwise as compensation; or

•	persons holding ADSs or common shares through partnerships or other pass-through entities.

INVESTORS ARE URGED TO CONSULT THEIR TAX ADVISORS ABOUT THE APPLICATION OF THE U.S. FEDERAL TAX RULES TO THEIR PARTICULAR CIRCUMSTANCES AS WELL AS THE

STATE, LOCAL, NON-U.S. AND OTHER TAX CONSEQUENCES TO THEM OF THE PURCHASE, OWNERSHIP AND DISPOSITION OF ADSs OR COMMON SHARES.

The discussion below of the U.S. federal income tax consequences to “U.S. Holders” will apply to you if you are the beneficial owner of ADSs or common shares and you are, for U.S. federal income tax purposes,

•	an individual who is a citizen or resident of the United States;

•	a corporation (or other entity taxable as a corporation for U.S. federal income tax purposes) created or organized in the United States or under the laws of the United States, any State thereof or the District of Columbia;

•	an estate, the income of which is subject to U.S. federal income taxation regardless of its source; or

•	a trust that (1) is subject to the primary supervision of a court within the United States and the control of one or more U.S. persons for all substantial decisions or (2) has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person.

The discussion below assumes that the representations contained in the deposit agreement are true and that the obligations in the deposit agreement and any related agreement have been and will be complied with in accordance with their terms. If you hold ADSs, you should be treated as the holder of the underlying common shares represented by those ADSs for U.S. federal income tax purposes.

The U.S. Treasury has expressed concerns that intermediaries in the chain of ownership between the holder of an ADS and the issuer of the security underlying the ADS may be taking actions that are inconsistent with the beneficial ownership of the underlying security (for example, pre-releasing ADSs to persons that do not have the beneficial ownership of the securities underlying the ADSs). Accordingly, the availability of the reduced tax rate for dividends received by certain non-corporate U.S. Holders, including individual U.S. Holders (as discussed below), could be affected by actions taken by intermediaries in the chain of ownership between the holders of ADSs and our company if as a result of such actions the holders of ADSs are not properly treated as beneficial owners of underlying common shares.

Taxation of dividends and other distributions on the ADSs or common shares

Subject to the passive foreign investment company rules discussed below, the gross amount of any distributions we make to you with respect to the ADSs or common shares generally will be includible in your gross income as dividend income on the date of receipt by the depositary, in the case of ADSs, or by you, in the case of common shares, but only to the extent that the distribution is paid out of our current or accumulated earnings and profits (as determined under U.S. federal income tax principles). The dividends will not be eligible for the dividends-received deduction allowed to corporations in respect of dividends received from other U.S. corporations. To the extent that the amount of the distribution exceeds our current and accumulated earnings and profits (as determined under U.S. federal income tax principles), such excess amount will be treated first as a tax-free return of your tax basis in your ADSs or common shares, and then, to the extent such excess amount exceeds your tax basis in your ADSs or common shares, as capital gain. We currently do not, and we do not intend to, calculate our earnings and profits under U.S. federal income tax principles. Therefore, a U.S. Holder should expect that a distribution will generally be reported as a dividend even if that distribution would otherwise be treated as a non-taxable return of capital or as capital gain under the rules described above.

With respect to certain non-corporate U.S. Holders, including individual U.S. Holders, for taxable years beginning before January 1, 2011, dividends may be taxed at the lower capital gains rate applicable to “qualified dividend income,” provided that (1) either (a) the ADSs or common shares, as applicable, are readily tradable on an established securities market in the United States or (b) we are eligible for the benefits of a qualifying income tax treaty with the United States that includes an exchange of information program, (2) we are neither a passive foreign investment company nor treated as such with respect to you (as discussed below) for the taxable year in which the dividend was paid and the preceding taxable year, and (3) certain holding period requirements are met. Under U.S. Internal Revenue Service authority, ADSs will be considered for purposes of clause (1) above to be readily tradable on an established securities market in the United States if they are listed on the Nasdaq Global Market, as are our ADSs. If we are treated as a “resident enterprise” for PRC tax purposes under the New EIT Law, we may be eligible for the benefits of the income tax treaty between the United States and the PRC. For more information regarding the New EIT Law, see “Item 3.D. Key Information — Risk Factors — Risks related to the regulation of our business and to our structure— Our foreign ADS holders may be subject to PRC withholding tax on dividends payable by us and on gains realized on the sale of our ADSs, if we are classified as a PRC ‘resident enterprise”’ You should consult your tax advisors regarding the availability of the lower capital gains rate applicable to qualified dividend income for dividends paid with respect to our ADSs or common shares.

Dividends will constitute foreign source income for foreign tax credit limitation purposes. If the dividends are taxed as qualified dividend income (as discussed above), the amount of the dividend taken into account for purposes of calculating the foreign tax credit limitation will in general be limited to the gross amount of the dividend, multiplied by the reduced tax rate applicable to qualified dividend income and divided by the highest tax rate normally applicable to dividends. The limitation on foreign taxes eligible for credit is calculated separately with respect to specific classes of income. For this purpose, dividends distributed by us with respect to the ADSs or common shares will generally constitute “passive category income” but could, in the case of certain U.S. Holders, constitute “general category income.”

If PRC withholding taxes apply to dividends paid to you with respect to our ADSs or common shares, subject to certain conditions and limitations, such PRC withholding taxes may be treated as foreign taxes eligible for credit against your U.S. federal income tax liability. For more information, see “Item 3.D. Key Information — Risk Factors — Risks related to the regulation of our business and to our structure — Our foreign ADS holders may be subject to PRC withholding tax on dividends payable by us and on gains realized on the sale of our ADSs, if we are classified as a PRC ‘resident enterprise.”’ The rules relating to the determination of the foreign tax credit are complex and you should consult your tax advisors regarding the availability of a foreign tax credit in your particular circumstances, including the effects of any applicable income tax treaties.

Taxation of disposition of ADSs or common shares

Subject to the passive foreign investment company rules discussed below, you will recognize taxable gain or loss on any sale, exchange or other taxable disposition of an ADS or common share equal to the difference between the amount realized (in U.S. dollars) for the ADS or common share and your tax basis (in U.S. dollars) in the ADS or common share. The gain or loss generally will be capital gain or loss. If you are a non-corporate U.S. Holder, including an individual U.S. Holder, that has held the ADS or common share for more than one year, you may be eligible for reduced tax rates. The deductibility of capital losses is subject to limitations. Any gain or loss that you recognize on a disposition of ADSs or common shares will generally be treated as U.S. source income or loss for foreign tax credit limitation purposes. However, if we are treated as a “resident enterprise” for PRC tax purposes, we may be eligible for the benefits of the income tax treaty between the United States and the PRC. In such event, if PRC tax were to be imposed on any gain from the disposition of the ADSs or common shares, a U.S. Holder that is eligible for the benefits of the income tax treaty between the United States and the PRC may elect to treat the gain as PRC source income. For more information, see “Item 3.D. Key Information — Risk Factors — Risks related to the regulation of our business and to our structure — Our foreign ADS holders may be subject to PRC withholding tax on dividends payable by us and on gains realized on the sale of our ADSs, if we are classified as a PRC ‘resident enterprise.”’ You should consult your tax advisors regarding the proper treatment of gain or loss in your particular circumstances, including the effects of any applicable income tax treaties.

Passive foreign investment company

Based on the market price of our ADSs, the value of our assets, and the composition of our income and assets, although not free from doubt, we do not believe that we were a passive foreign investment company (“PFIC”) for U.S. federal income tax purposes for our taxable year ended December 31, 2008. However, the application of the PFIC rules is subject to uncertainty in several respects, including how the contractual arrangements between us and our affiliated entities will be treated for purposes of the PFIC rules, and we cannot assure you that the U.S. Internal Revenue Service will not take a contrary position. A non-U.S. corporation will be a PFIC for U.S. federal income tax purposes for any taxable year if either:

•	at least 75% of its gross income for such year is passive income; or

•	at least 50% of the value of its assets (based on an average of the quarterly values of the assets) during such year is attributable to assets that produce passive income or are held for the production of passive income.

For this purpose, we will be treated as owning our proportionate share of the assets and earning our proportionate share of the income of any other corporation in which we own, directly or indirectly, more than 25% (by value) of the stock. In applying this rule, however, it is not clear whether the contractual arrangements between us and our affiliated entities will be treated as ownership of stock.

We must make a separate determination after the close of each taxable year as to whether we were a PFIC for that year. Because the value of our assets for purposes of the PFIC test will generally be determined by reference to the market price of our ADSs and common shares, our PFIC status will depend in large part on the market price of the ADSs and common shares, which may fluctuate significantly. We believe there is a significant risk that we will be a PFIC for the current taxable year ending December 31, 2009 and for future taxable years, unless the market price of our ADSs increases or we reduce the amount of cash and other passive assets we hold relative to the amount of non-passive assets we hold.

If we are a PFIC for any taxable year during which you hold ADSs or common shares, we generally will continue to be treated as a PFIC with respect to you for all succeeding years during which you hold ADSs or common shares, unless we cease to be a PFIC and you make a “deemed sale” election with respect to the ADSs or common shares. If such election is made, you will be deemed to have sold ADSs or common shares you hold at their fair market value and any gain from such deemed sale would be subject to the consequences described below. After the deemed sale election, your ADSs or common shares with respect to which the deemed sale election was made will not be treated as shares in a PFIC unless we subsequently become a PFIC.

For each taxable year that we are treated as a PFIC with respect to you, you will be subject to special tax rules with respect to any “excess distribution” that you receive and any gain you realize from a sale or other disposition (including a pledge) of the ADSs or common shares, unless you make a “mark-to-market” election as discussed below. Distributions you receive in a taxable year that are greater than 125% of the average annual distributions you received during the shorter of the three preceding taxable years or your holding period for the ADSs or common shares will be treated as an excess distribution. Under these special tax rules:

•	the excess distribution or gain will be allocated ratably over your holding period for the ADSs or common shares;

•	the amount allocated to the current taxable year, and any taxable years in your holding period prior to the first taxable year in which we were a PFIC, will be treated as ordinary income; and

•	the amount allocated to each other taxable year will be subject to the highest tax rate in effect for individuals or corporations, as applicable, for each such year and the interest charge generally applicable to underpayments of tax will be imposed on the resulting tax attributable to each such year.

The tax liability for amounts allocated to taxable years prior to the year of disposition or excess distribution cannot be offset by any net operating losses for such years, and gains (but not losses) realized on the sale of the ADSs or common shares cannot be treated as capital, even if you hold the ADSs or common shares as capital assets.

If we are treated as a PFIC with respect to you for any taxable year, to the extent any of our subsidiaries are also PFICs, you may be deemed to own shares in such lower-tier PFICs that are directly or indirectly owned by us in that proportion which the value of the ADSs or common shares you own bears to the value of all of our ADSs and common shares, and you may be subject to the adverse tax consequences described above with respect to the shares of such lower-tier PFICs that you would be deemed to own. You should consult your tax advisors regarding the application of the PFIC rules to any of our subsidiaries.

A U.S. Holder of “marketable stock” (as defined below) in a PFIC may make a mark-to-market election for such stock to elect out of the tax treatment discussed above. If you make a mark-to-market election for the ADSs or common shares, you will include in income for each year that we are treated as a PFIC with respect to you an amount equal to the excess, if any, of the fair market value of the ADSs or common shares as of the close of your taxable year over your adjusted basis in such ADSs or common shares. You will be allowed a deduction for the excess, if any, of the adjusted basis of the ADSs or common shares over their fair market value as of the close of the taxable year. However, deductions will be allowable only to the extent of any net mark-to-market gains on the ADSs or common shares included in your income for prior taxable years. Amounts included in your income under a mark-to-market election, as well as gain on the actual sale or other disposition of the ADSs or common shares, will be treated as ordinary income. Ordinary loss treatment will also apply to the deductible portion of any mark-to-market loss on the ADSs or common shares, as well as to any loss realized on the actual sale or disposition of the ADSs or common shares, to the extent that the amount of such loss does not exceed the net mark-to-market gains previously included for such ADSs or common shares. Your basis in the ADSs or common shares will be adjusted to reflect any such income or loss amounts. The tax rules that apply to distributions by corporations which are not PFICs would apply to distributions by us, except that the lower capital gains rate applicable to qualified dividend income (discussed above under “— Taxation of dividends and other distributions on the ADSs or common shares”) would not apply.

The mark-to-market election is available only for “marketable stock,” which is stock that is regularly traded on a qualified exchange or other market, as defined in applicable U.S. Treasury regulations. Our ADSs are listed on the Nasdaq Global Market, which is a qualified exchange or other market for these purposes. Consequently, if the ADSs continue to be listed on the Nasdaq Global Market and are regularly traded, and you are a holder of ADSs, we expect that the mark-to-market election would be available to you if we were to become a PFIC. Because a mark-to-market election cannot be made for equity interests in any lower-tier PFICs that we own, a U.S. Holder may continue to be subject to the PFIC rules with respect to its indirect interest in any investments held by us that are treated as an equity interest in a PFIC for U.S. federal income tax purposes. You should consult your tax advisors as to the availability and desirability of a mark-to-market election, as well as the impact of such election on interests in any lower-tier PFICs.

Alternatively, if a non-U.S. corporation is a PFIC, a holder of shares in that corporation may avoid taxation under the rules described above by making a “qualified electing fund” election to include in income its share of the corporation’s income on a current basis. However, you may make a qualified electing fund election with respect to your ADSs or common shares only if we agree to furnish you annually with certain tax information, and we currently do not intend to prepare or provide such information.

If you hold ADSs or common shares in any year in which we are treated as a PFIC with respect to you, you will be required to file U.S. Internal Revenue Service Form 8621 regarding distributions received on the ADSs or common shares and any gain realized on the disposition of the ADSs or common shares.

You are strongly urged to consult your tax advisor regarding the application of the PFIC rules to your investment in ADSs or common shares.

Information reporting and backup withholding

Dividend payments with respect to ADSs or common shares and proceeds from the sale, exchange or redemption of ADSs or common shares may be subject to information reporting to the U.S. Internal Revenue Service and possible U.S. backup withholding at a current rate of 28%. Backup withholding will not apply, however, to a U.S. Holder that furnishes a correct taxpayer identification number and makes any other required certification or that is otherwise exempt from backup withholding. U.S. Holders that are required to establish their exempt status generally must provide such certification on U.S. Internal Revenue Service Form W-9. U.S. Holders should consult their tax advisors regarding the application of the U.S. information reporting and backup withholding rules.

Backup withholding is not an additional tax. Amounts withheld as backup withholding may be credited against your U.S. federal income tax liability, and you may obtain a refund of any excess amounts withheld under the backup withholding rules by filing the appropriate claim for refund with the U.S. Internal Revenue Service and furnishing any required information in a timely manner.

F.	Dividends and Paying Agents

Not applicable.

G.	Statement by Experts

Not applicable.

H.	Documents on Display

We have filed with the SEC a registration statement on Form F-1, including relevant exhibits and securities under the Securities Act with respect to underlying common shares represented by the ADSs, sold in our initial public offering. A related registration statement on Form F-6 has been filed with the SEC to register the ADSs. You should read the registration statement and its exhibits and schedules for further information with respect to us and our ADSs.

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

For a listing of our subsidiaries, see “Item 4.C. Information on the Company — Organizational structure.”

Item 11.	Quantitative and Qualitative Disclosures About Market Risk

Market risk is the potential loss arising from adverse changes in market rates and prices, such as interest rates, foreign currency exchange rates and inflation.

Interest rate risk

Our exposure to interest rate risk primarily relates to the interest rates for our outstanding debt and the interest income generated by excess cash invested in liquid investments with original maturities of three months or less. As of December 31, 2008, our total bank borrowings and convertible loan amounted to $36.4 million and $33.2 million, respectively, with interest rates varying from 3.61% to 6.723% for those borrowings with declared interest rates and 8.0% to 9.7% for the convertible loan. Assuming the principal amount of the outstanding bank borrowings and the convertible loan remains approximately the same as of December 31, 2009, a 1% increase in each applicable interest rate would add approximately $0.7 million to our interest expense in 2009. We have not used any derivative financial instruments to manage our interest risk exposure. Interest-earning instruments carry a degree of interest rate risk. We have not been exposed to material risks due to changes in interest rates. However, our future interest income may be higher than expected due to changes in market interest rates.

Foreign currency risk

Substantially all of our revenues and most of our expenses are denominated in RMB. Our exposure to foreign exchange risk primarily relates to cash and cash equivalents denominated in U.S. dollars as a result of our past issuances of preferred shares through a private placement and proceeds from our initial public offering. We recorded $0.7 million in foreign exchange losses for the year ended December 31, 2008, resulting predominately from our assets held in U.S. dollars, which were affected by the appreciation of the RMB. Future movements in the exchange rate of the RMB against the U.S. dollar and other foreign currencies may adversely affect our results of operations and financial condition. Assuming our U.S. dollar holdings remain approximately the same as of December 31, 2009, a 1% appreciation of the RMB against the U.S. dollar would cause us to record foreign exchange losses of $0.8 million for 2009. In addition, the value of your investment in our ADSs will be affected by the foreign exchange rate between U.S. dollars and the RMB because the value of our business is effectively denominated in RMB, while the ADSs will be traded in U.S. dollars.

The value of the RMB against the U.S. dollar and other currencies may fluctuate and is affected by, among other things, changes in China’s political and economic conditions. The conversion of RMB into foreign currencies, including U.S. dollars, has been based on rates set by the People’s Bank of China. On July 21, 2005, the PRC government changed its decade-old policy of pegging the value of the RMB to the U.S. dollar. Under the new policy, the RMB is permitted to fluctuate within a narrow and managed band against a basket of certain foreign currencies. This change in policy has resulted in an approximately 21.3% appreciation of the RMB against the U.S. dollar by December 31, 2008. There remains significant international pressure on the PRC government to adopt an even more flexible currency policy, which could result in a further and more significant appreciation of the RMB against the U.S. dollar. Conversely, if we decide to convert our RMB denominated cash amounts into U.S. dollars amounts for the purpose of making payments for dividends on our common shares or ADSs or for other business purposes, appreciation of the U.S. dollar against the RMB would have a negative effect on the U.S. dollar amount available to us. We have not used any forward contracts or currency borrowings to hedge our exposure to foreign currency exchange risk.

Inflation

Inflation in China has not materially impacted our results of operations in recent years. According to the National Bureau of Statistics of China, the increase of the consumer price index in China was 1.5% in 2006, 4.8% in 2007 and 5.9% in 2008.

Item 12.	Description Of Securities Other Than Equity Securities

Not Applicable.

PART II

Item 13.	Defaults, Dividend Arrearages And Delinquencies

None.

Item 14.	Material Modifications To The Rights Of Security Holders And Use Of Proceeds

None.

Item 15.	Controls And Procedures

Evaluation of Disclosure Controls and Procedures

Our management, with the participation of our chief executive officer and chief financial officer, has performed an evaluation of the effectiveness of our disclosure controls and procedures (as defined in Rule 13a-15(e) under the Exchange Act) as of the end of the period covered by this report, as required by Rule 13a-15(b) under the Exchange Act.

Based upon that evaluation, our management has concluded that, as of December 31, 2008, our disclosure controls and procedures were effective in ensuring that the information required to be disclosed by us in the reports that we file and furnish under the Exchange Act was recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms, and that the information required to be disclosed by us in the reports that we file or furnish under the Exchange Act is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, to allow timely decisions regarding required disclosure.

Management’s Annual Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as defined in Rule 13a-15(f) under the Exchange Act. Our management evaluated the effectiveness of our internal control over financial reporting, as required by Rule 13a-15(c) of the Exchange Act, based on criteria established in the framework in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, our management has concluded that our internal control over financial reporting was effective as of December 31, 2008.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. In addition, projections of any evaluation of effectiveness of our internal control over financial reporting to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies and procedures may deteriorate.

Our independent registered public accounting firm, Deloitte Touche Tohmatsu, has audited the effectiveness of our internal control over financial reporting and has issued an attestation report on the effectiveness of our internal control over financial reporting as of December 31, 2008.

Report of Independent Registered Public Accounting Firm

To the Board of Directors and the Shareholders of
Xinhua Sports & Entertainment Limited (formerly Xinhua Finance Media Limited):

We have audited the internal control over financial reporting of Xinhua Sports & Entertainment Limited (formerly Xinhua Finance Media Limited) and its subsidiaries and variable interest entities (the “Company”) as of December 31, 2008, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Report of Management on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company’s internal control over financial reporting is a process designed by, or under the supervision of, the company’s principal executive and principal financial officers, or persons performing similar functions, and effected by the company’s board of directors, management, and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of the inherent limitations of internal control over financial reporting, including the possibility of collusion or improper management override of controls, material misstatements due to error or fraud may not be prevented or detected on a timely basis. Also, projections of any evaluation of the effectiveness of the internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2008, based on the criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements as of and for the year ended December 31, 2008 of the Company, and our report dated April 30, 2009 expressed an unqualified opinion on those consolidated financial statements and includes an explanatory paragraph regarding the adjustment for the change in the composition of reportable segments in 2008.

/s/ DELOITTE TOUCHE TOHMATSU
Hong Kong
April 30, 2009

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

	2007	2008

Audit fees(1)	$1,440,000	$1,880,000
Audit-related fees(2)	$2,870,000	$788,000
Tax fees(3)	—	$3,000

(1)	“Audit fees” means the aggregate fees billed in each of the fiscal years listed for professional services rendered by our principal auditors for the audits of our annual financial statements in 2007 and 2008 and the audit of internal control over financial reporting in 2008.

(2)	“Audit-related fees” means the aggregate fees billed in each of the fiscal years listed for assurance and related services by our principal auditors that are reasonably related to the performance of the audit or review of our financial statements and are not reported under “Audit Fees.” Services comprising the fees disclosed under the category of “Audit-Related Fees” in 2007 involve principally the issue of comfort letters, rendering of listing advice in connection with our initial public offering and interim review. Services comprising the fees disclosed under the category of “Audit-Related Fees” in 2008 involve principally the interim review.

(3)	“Tax fees” means the fees billed for tax compliance services, including the preparation of tax returns and tax consultations, such as tax advice related to employee share-based compensation.

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

The table below is a summary of the shares repurchased by us during since January 1, 2008. No shares were repurchased since January 1, 2008 except during the months indicated and all shares were purchased in the open market.

			Total Number of	Approximate
			Shares	Dollar Value of
			Purchased as	Shares that May
			Part of Publicly	yet Be
	Total Number of	Average Price	Announced	Purchased
Period	Shares Purchased	Paid per Share(1)	Plan(2)	Under the Plan(1)

June 12 — June 19, 2007	1,932,000	$4.47	1,932,000	$41,371,946
March 19 — March 31, 2008	2,034,236	$1.42	2,034,236	$38,489,716
May 14 — June 20, 2008	1,382,654	$1.44	1,382,654	$36,494,234
Total	5,348,890	$2.52	5,348,890	$36,494,234

(1)	Each of our ADSs represents two class A common shares.

(2)	The repurchase plan was publicly announced on May 29, 2007 and provides for the repurchase of up to $50.0 million of our common shares.

Item 16F.	Change In Registrant’s Certifying Accountant

Not applicable.

Item 16G.	Corporate Governance

We are incorporated in the Cayman Islands and our corporate governance practices are governed by applicable Cayman Islands law. In addition, because our ADSs are listed on the Nasdaq Global Market, we are subject to Nasdaq corporate governance requirements. Nasdaq Marketplace Rule 4350(a)(1) permits foreign private issuers like us to follow “home country practice” with respect to certain corporate governance matters. We are committed to a high standard of corporate governance. As such, we endeavor to comply with most of the Nasdaq corporate governance practices and believe that we are currently in compliance with the NASDAQ corporate governance practices.

Item 17.	Financial Statements

We have elected to provide financial statements pursuant to Item 18.

Item 18.	Financial Statements

The consolidated financial statements of Xinhua Sports & Entertainment Limited and its subsidiaries are included at the end of this annual report.

Item 19.	Exhibits

Exhibit
Number	Description of Document

1.1	Amended and Restated Memorandum and Articles of Association (incorporated by reference to Exhibit 3.2 from our F-1 registration statement (File No. 333-140808), as amended, initially filed with the Commission on February 21, 2007).
2.1	Registrant’s Specimen American Depositary Receipt (incorporated by reference to Exhibit 4.1 from our F-1 registration statement (File No. 333-140808), as amended, initially filed with the Commission on February 21, 2007).
2.2	Registrant’s Specimen Certificate for Common Shares (incorporated by reference to Exhibit 4.2 from our F-1 registration statement (File No. 333-140808), as amended, initially filed with the Commission on February 21, 2007).
2.3	Form of Deposit Agreement among the Registrant, the depositary and holders of the American depositary receipts (incorporated by reference to Exhibit 4.3 from our F-1 registration statement (File No. 333-140808), as amended, initially filed with the Commission on February 21, 2007).

Exhibit
Number	Description of Document

4.1	Share Purchase Agreement, dated as of March 16, 2006, amended as of March 16, 2006, between the Registrant and Patriarch Partners Media Holdings LLC (incorporated by reference to Exhibit 4.5 from our F-1 registration statement (File No. 333-140808), as amended, initially filed with the Commission on February 21, 2007).
4.2	Investor Rights Agreement, dated as of March 16, 2006, among the Registrant, Xinhua Finance Limited and Patriarch Partners Media Holdings LLC (incorporated by reference to Exhibit 4.6 from our F-1 registration statement (File No. 333-140808), as amended, initially filed with the Commission on February 21, 2007).
4.3	Series B Preferred Share Purchase Agreement between Yucaipa Global Partnership Fund L.P. and the Registrant, dated as of February 18, 2008 (incorporated by reference to Exhibit 4.57 from our annual report on Form 20-F (File No. 001-33328), filed with the Commission on May 19, 2008).
4.4	Shareholders Agreement among Yucaipa Global Partnership Fund L.P., Xinhua Finance Limited and the Registrant, dated as of February 28, 2008 (incorporated by reference to Exhibit 4.58 from our annual report on Form 20-F (File No. 001-33328), filed with the Commission on May 19, 2008).
4.5	Registration Rights Agreement between the Registrant and Yucaipa Global Partnership Fund L.P., dated as of February 28, 2008 (incorporated by reference to Exhibit 4.59 from our annual report on Form 20-F (File No. 001-33328).
4.6	2007 Share Option Plan (incorporated by reference to Exhibit 10.1 from our F-1 registration statement (File No. 333-140808), as amended, initially filed with the Commission on February 21, 2007).
4.7	Form of Indemnification Agreement with the Registrant’s directors (incorporated by reference to Exhibit 10.2 from our F-1 registration statement (File No. 333-140808), as amended, initially filed with the Commission on February 21, 2007).
4.8	Form of Employment Agreement between the Registrant and a Senior Executive Officer of the Registrant (incorporated by reference to Exhibit 10.3 from our F-1 registration statement (File No. 333-140808), as amended, initially filed with the Commission on February 21, 2007).
4.9	Trademark License Agreement, dated as of September 21, 2006, between the Registrant and Xinhua Financial Network Limited (incorporated by reference to Exhibit 10.4 from our F-1 registration statement (File No. 333-140808), as amended, initially filed with the Commission on February 21, 2007).
4.10	English translation of Business Cooperation Agreement, amended and restated as of November 6, 2006, among Economic Observer Press Office, Guangzhou Jingshi Culture Intermediary Co., Ltd., Beijing Jingguan Xincheng Advertising Co., Ltd and Beijing Jingshi Jingguan Advertising Co., Ltd. (incorporated by reference to Exhibit 10.5 from our F-1 registration statement (File No. 333-140808), as amended, initially filed with the Commission on February 21, 2007).
4.11	Form of Stock Option Agreements (incorporated by reference to Exhibit 10.6 from our F-1 registration statement (File No. 333-140808), as amended, initially filed with the Commission on February 21, 2007).
4.12	Consulting Agreement, dated as of November 1, 2006, between Jia Luo Business Consulting (Shanghai) Co., Ltd. and Shanghai Camera Media Investment Co., Ltd. (incorporated by reference to Exhibit 10.12 from our F-1 registration statement (File No. 333-140808), as amended, initially filed with the Commission on February 21, 2007).
4.13	Strategic Partnership Agreement, dated and supplemented as of June 15, 2006, among Beijing Century Media Culture Co., Ltd., Hunan Television & Broadcast Intermediary Co., Ltd., Shenzhen Ronghan Investment Co., Ltd. and Beijing Perspective Orient Movie & Television Intermediary Co., Ltd. (incorporated by reference to Exhibit 10.13 from our F-1 registration statement (File No. 333-140808), as amended, initially filed with the Commission on February 21, 2007).
4.14	Advertising Services Agreement, dated as of December 23, 2006, between Beijing Pioneer Media Advertising Co., Ltd. and Shanghai Media Investment Co., Ltd. (incorporated by reference to Exhibit 10.15 from our F-1 registration statement (File No. 333-140808), as amended, initially filed with the Commission on February 21, 2007).

Exhibit
Number	Description of Document

4.15	Cooperation Agreement, dated as of November 1, 2006, between Beijing Century Media Culture Co., Ltd. and Shanghai Camera Media Investment Co., Ltd. (incorporated by reference to Exhibit 10.16 from our F-1 registration statement (File No. 333-140808), as amended, initially filed with the Commission on February 21, 2007).
4.16	Cooperation Agreement, dated as of June 5, 2006, between the Registrant and Small World Television (incorporated by reference to Exhibit 10.17 from our F-1 registration statement (File No. 333-140808), as amended, initially filed with the Commission on February 21, 2007).
4.17	English translation of Call Option Agreement regarding Economic Observer Press Office, dated as of November 6, 2006, among Shandong Sanlian Group, Shandong Economic Observer Co., Ltd., Economic Observer Press Office and Beijing Jingguan Xincheng Advertising Co., Ltd. (incorporated by reference to Exhibit 10.19 from our F-1 registration statement (File No. 333-140808), as amended, initially filed with the Commission on February 21, 2007).
4.18	English translation of Exclusive Advertising Agreement regarding Beijing FM91.5 and Shanghai FM87.9 of China Radio International, amended and restated as of November 28, 2006, between Beijing Guoguang Guangrong Advertising Co., Ltd. and Beijing Century Advertising Co., Ltd. (incorporated by reference to Exhibit 10.20 from our F-1 registration statement (File No. 333-140808), as amended, initially filed with the Commission on February 21, 2007).
4.19	English translation of Money Journal Cooperation Agreement, amended and restated as of September 20, 2006, among Hunan Television and Broadcasting Intermediary Co., Ltd., Money Journal Press Office and Guangzhou Jingshi Culture Intermediary Co., Ltd. (incorporated by reference to Exhibit 10.21 from our F-1 registration statement (File No. 333-140808), as amended, initially filed with the Commission on February 21, 2007).
4.20	English Translation of Cooperation Agreement, dated as of September 25, 2005, between Guangzhou Jingyu Culture Development Co., Ltd. and Beijing Qiannuo Advertising Co., Ltd. (incorporated by reference to Exhibit 10.22 from our F-1 registration statement (File No. 333-140808), as amended, initially filed with the Commission on February 21, 2007).
4.21	Information Consulting Committee Organization Agreement, amended and restated as of November 6, 2006, among Shandong Sanlian Group, Xinhua Finance Limited, Economic Observer Press Office and Beijing Jingguan Xincheng Advertising Co., Ltd. (incorporated by reference to Exhibit 10.23 from our F-1 registration statement (File No. 333-140808), as amended, initially filed with the Commission on February 21, 2007).
4.22	English Translation of Business Cooperation Agreement, amended and restated as of November 6, 2006, among Shandong Sanlian Group, Shandong Economic Observer Co., Ltd., Economic Observer Press Office and Beijing Jingguan Xincheng Advertising Co., Ltd. (incorporated by reference to Exhibit 10.24 from our F-1 registration statement (File No. 333-140808), as amended, initially filed with the Commission on February 21, 2007).
4.23	Cooperation Agreement in relation to Economic Observer, dated as of April 20, 2006, among Xinhua Finance Limited, Shandong Economic Observer Co., Ltd., Shandong Sanlian Group and Beijing Jingguan Xincheng Advertising Co., Ltd. (incorporated by reference to Exhibit 10.25 from our F-1 registration statement (File No. 333-140808), as amended, initially filed with the Commission on February 21, 2007).
4.24	Form of Equity Pledge Agreement among the affiliated entity, the shareholder of the affiliated entity and WFOE (incorporated by reference to Exhibit 10.26 from our F-1 registration statement (File No. 333-140808), as amended, initially filed with the Commission on February 21, 2007).
4.25	Form of Exclusive Equity Purchase Option Agreement between WFOE and shareholder of affiliated entity (incorporated by reference to Exhibit 10.27 from our F-1 registration statement (File No. 333-140808), as amended, initially filed with the Commission on February 21, 2007).
4.26	Form of Subrogation Agreement among the affiliated entity, the shareholder of the affiliated entity and the WFOE (incorporated by reference to Exhibit 10.28 from our F-1 registration statement (File No. 333-140808), as amended, initially filed with the Commission on February 21, 2007).
4.27	Service Agreement, dated as of January 23, 2006, between New China Media Co., Ltd. and Beijing Century Advertising Co., Ltd. (incorporated by reference to Exhibit 10.29 from our F-1 registration statement (File No. 333-140808), as amended, initially filed with the Commission on February 21, 2007).

Exhibit
Number	Description of Document

4.28	Form of Deed of Non-Competition Undertaking and Release between shareholder and the Registrant (incorporated by reference to Exhibit 10.31 from our F-1 registration statement (File No. 333-140808), as amended, initially filed with the Commission on February 21, 2007).
4.29	Form of Share Subscription Agreement dated as of September 22, 2006 (incorporated by reference to Exhibit 10.32 from our F-1 registration statement (File No. 333-140808), as amended, initially filed with the Commission on February 21, 2007).
4.30	Agreement for the Sale and Purchase of Equity Interest and Subscription in Shanghai Hyperlink Market Research Co., Ltd., dated as of June 14, 2006, among Stephen Xie Wei, Lu Qinyong, Win Jei-Ching, Yang Jing, Shi Hui, Pang Lu, Yang Weidong, Xinhua Finance Limited, Beijing Taide Advertising Co., Ltd., and Shanghai Hyperlink Market Research Co., Ltd. (incorporated by reference to Exhibit 10.34 from our F-1 registration statement (File No. 333-140808), as amended, initially filed with the Commission on February 21, 2007).
4.31	Loan and Share Purchase Agreement in respect of shares in the capital of Upper Step Holdings Limited, dated as of February 28, 2006, among the Registrant, Sino Investment Holdings Limited and Sungolden Limited. (incorporated by reference to Exhibit 10.36 from our F-1 registration statement (File No. 333-140808), as amended, initially filed with the Commission on February 21, 2007).
4.32	Promissory Note dated as of November 10, 2006 issued by Sino Investment Holdings Limited in favor of the Registrant (incorporated by reference to Exhibit 10.46 from our F-1 registration statement (File No. 333-140808), as amended, initially filed with the Commission on February 21, 2007).
4.33	Share Purchase Agreement in respect of shares in the capital of EconWorld Media Limited, dated as of December 18, 2006, among the Registrant, Fan Cho Tak Alex and others (incorporated by reference to Exhibit 10.47 from our F-1 registration statement (File No. 333-140808), as amended, initially filed with the Commission on February 21, 2007).
4.34	Form of Employment Agreement between the Registrant and a Chief Officer of the Registrant (incorporated by reference to Exhibit 10.48 from our F-1 registration statement (File No. 333-140808), as amended, initially filed with the Commission on February 21, 2007).
4.35	English translation of Strategic Cooperation Agreement, dated as of December 18, 2003 and supplemented as of November 30, 2005, between Inner Mongolia Television Station and Shanghai Camera Media Investment Co., Ltd. (incorporated by reference to Exhibit 99.2 from our F-1 registration statement (File No. 333-140808), as amended, initially filed with the Commission on February 21, 2007).
4.36	English translation of Zhou Mo Wen Hui Cooperation Agreement dated as of August 8, 2005, between Zhou Mo Wen Hui Press Office and Guangzhou Jingyu Culture Development Co., Ltd. (incorporated by reference to Exhibit 99.3 from our F-1 registration statement (File No. 333-140808), as amended, initially filed with the Commission on February 21, 2007).
4.37	Content License Agreement, dated as of December 15, 2001, between China Economic Information Service of Xinhua News Agency and Xinhua Financial Network Limited (incorporated by reference to Exhibit 99.4 from our F-1 registration statement (File No. 333-140808), as amended, initially filed with the Commission on February 21, 2007).
4.38	Form of loan agreement between a wholly foreign-owned entity and a shareholder of an affiliated entity (incorporated by reference to Exhibit 4.55 from our annual report on Form 20-F (File No. 001-33328), filed with the Commission on May 19, 2008).
4.39	Waiver of loan issued by Xinhua Finance Limited to the Registrant, dated as of June 30, 2007 (incorporated by reference to Exhibit 4.56 from our annual report on Form 20-F (File No. 001-33328), filed with the Commission on May 19, 2008).
4.40	Share subscription agreement in respect of shares in the capital of Xinhua Finance Media Limited, between Whole Fortune Limited and Xinhua Finance Media Limited, dated as of October 31, 2007 (incorporated by reference to Exhibit 4.60 from our annual report on Form 20-F (File No. 001-33328), filed with the Commission on May 19, 2008).

Exhibit
Number		Description of Document

4.41		Equity transfer agreement in respect of shares in Beijing Perspective Orient Movie and Intermediary Co., Ltd., between Hunan Television & Broadcast Intermediary Co., Ltd. and Beijing Century Culture Co., Ltd., dated as of October 31, 2007 (incorporated by reference to Exhibit 4.61 from our annual report on Form 20-F (File No. 001-33328), filed with the Commission on May 19, 2008).
4.42		Purchase agreement in respect of shares in the capital of Profitown Development Limited and other assets therein, among Xinhua Finance Media Limited, Flash Star Worldwide Limited, Profitown Development Limited and Chow Chi Yan, dated as of November 26, 2007 (incorporated by reference to Exhibit 4.62 from our annual report on Form 20-F (File No. 001-33328), filed with the Commission on May 19, 2008).
4.43		Purchase agreement in respect of shares in the capital of East Alliance Limited and other assets therein, among Xinhua Finance Media Limited, East Alliance Limited and other parties set out herein, dated as of June 4, 2007 (incorporated by reference to Exhibit 4.63 from our annual report on Form 20-F (File No. 001-33328), filed with the Commission on May 19, 2008).
4.44		Purchase agreement in respect of Convey Advertising Group, among Xinhua Finance Media Limited, Pariya Holdings Limited and Good Speed Holdings Limited, dated as of June 29, 2007 (incorporated by reference to Exhibit 4.64 from our annual report on Form 20-F (File No. 001-33328), filed with the Commission on May 19, 2008).
4.45		Purchase agreement in respect of shares in the capital of Singshine (Holdings) Hongkong Limited and other assets set out herein, among Xinhua Finance Media Limited, Singshine (Holdings) Hongkong Limited, Zhang Jingyu, Hu Shengzhong, He Zhihao, Lu Qibo, Chen Hao and Lu Hang, dated as of June 11, 2007 (incorporated by reference to Exhibit 4.65 from our annual report on Form 20-F (File No. 001-33328), filed with the Commission on May 19, 2008).
4.46		Cooperation agreement between Zhoumo Wen Hui Press Office and Beijing Qiannuo Advertising Co., Ltd., dated as of November 10, 2006 (incorporated by reference to Exhibit 4.66 from our annual report on Form 20-F (File No. 001-33328), filed with the Commission on May 19, 2008).
4.47		Advertising agency agreement between Guangdong People’s Radio Station and Guangzhou Singshine Communication Co., Ltd., dated as of December 14, 2007 (incorporated by reference to Exhibit 4.67 from our annual report on Form 20-F (File No. 001-33328), filed with the Commission on May 19, 2008).
4.48		Cooperation agreement between Guangdong People’s Radio Station and Guangzhou Singshine Communication Co., Ltd., dated as of November 1, 2006 (incorporated by reference to Exhibit 4.68 from our annual report on Form 20-F (File No. 001-33328), filed with the Commission on May 19, 2008).
4	.49†	English Translation of Equity Call Option Agreement, dated as of December 10, 2008, between Shanghai Wai Gao Qiao (Group) Co., Ltd and Jia Luo Business Consulting (Shanghai) Co., Ltd.
4	.50†	Agreement relating to the sale and purchase of 85% of the issued share capital of Xinhua Finance Media (Convey) Limited, dated as of December 31, 2008, between the Registrant and Pariya Holdings Limited.
4	.51†	Escrow Agreement, dated as of December 31, 2008, among the Registrant, Pariya Holdings Limited and K&L Gates.
4	.52†	Sale and Purchase Agreement, dated as of March 13, 2009, among the Registrant, Beijing Taide Advertising Co., Ltd., INTAGE Inc. and INTAGE Marketing Consulting (Shanghai) Co., Ltd.
4	.53†	Credit Agreement among the Registrant, Patriarch Partners Agency Services, LLC and the Lenders party thereto, dated as of October 21, 2008.
4	.54†	Investor and Registration Rights Agreement among the Registrant, Xinhua Finance Media Limited and the Investors party thereto, dated as of October 21, 2008.
4	.55†	Security Agreement between the Registrant and Patriarch Partners Agency Services, LLC, dated as of October 21, 2008.
4	.56†	Consent, Waiver and First Amendment to Credit Agreement, dated as of February 20, 2009, among the Registrant, Patriarch Partners Agency Services, LLC and the Lenders party thereto.
4	.57†	Purchase Agreement in respect of shares in the capital of Starease Limited and other assets set out therein, dated as of October 9, 2008, among the Registrant, Prime Day Management Limited, Starease Limited and Ge Zhijun.
4	.58†	Master Agreement in respect of Certain Advertising Business, dated as of September 30, 2008, between Registrant and Chung Cheng Co., Ltd.

Exhibit
Number		Description of Document

4	.59†	Purchase Agreement, dated as of March 6, 2009, among the Registrant, Parkwood Asia Limited and Everfame Development Limited.
4	.60†	English Translation of Cooperation Agreement, dated as of March 12, 2009, between Shaanxi TV Station and Beijing Hantang Yueyi Culture Media Co., Ltd.
4	.61†	English Translation of Strategic Cooperation Agreement, dated as of March 12, 2009, among Beijing Keying & CCTV Culture Development Co., Ltd., Beijing Linghang Dongli Advertising Co., Ltd. and Beijing Science & Education Film Studio.
8	.1†	List of subsidiaries.
11.1		Code of Business Conduct and Ethics of the Registrant (incorporated by reference to Exhibit 99.1 from our F-1 registration statement (File No. 333-140808), as amended, initially filed with the Commission on February 21, 2007).
12	.1†	CEO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
12	.2†	CFO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
13	.1†	CEO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
13	.2†	CFO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
15	.1†	Consent of Deloitte Touche Tohmatsu.

†	Filed with this Annual Report on Form 20-F

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing its annual report on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

XINHUA SPORTS & ENTERTAINMENT LIMITED

By:	/s/ Fredy Bush
Name:     Fredy Bush

Title:	Chairman and Chief Executive Officer

Date: April 30, 2009

Xinhua Sports & Entertainment Limited
(formerly Xinhua Finance Media Limited)

Index to consolidated financial statements

Report of Independent Registered Public Accounting Firm

To the Board of Directors and the Shareholders of
Xinhua Sports & Entertainment Limited (formerly Xinhua Finance Media Limited):

We have audited the accompanying consolidated balance sheets of Xinhua Sports & Entertainment Limited (formerly Xinhua Finance Media Limited) and its subsidiaries and variable interest entities (the “Company”) as of December 31, 2007 and 2008 and the related consolidated statements of operations, shareholders’ equity and comprehensive income (loss), and cash flows for each of the three years in the period ended December 31, 2008. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2007 and 2008, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2008, in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 31 to the consolidated financial statements, the disclosures in the accompanying consolidated financial statements have been retrospectively adjusted for a change in the composition of reportable segments in 2008.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company’s internal control over financial reporting as of December 31, 2008, based on the criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated April 30, 2009 expressed an unqualified opinion on the Company’s internal control over financial reporting.

/s/ DELOITTE TOUCHE TOHMATSU
Hong Kong
April 30, 2009

Xinhua Sports & Entertainment Limited

Consolidated balance sheets

	December 31,	December 31,
	2007	2008
	(In U.S. dollars,
	except for share data)

ASSETS
Current assets:
Cash and cash equivalents	$44,436,087	$54,088,842
Short term deposits	—	2,940,051
Restricted cash	47,252,191	37,510,000
Accounts receivable, net of allowance for doubtful debts of $301,217 in 2007 and $9,169,667 in 2008	45,706,766	44,762,902
Deposits for program advertising right	6,752	2,125,330
Prepaid advertising program space and airtime	5,382,498	198,923
Prepaid expenses	2,777,025	3,053,099
Amounts due from related parties, current portion	7,389,211	6,547,636
Promissory note receivable — related party, current portion	722,038	—
Consideration receivable from disposal of subsidiaries	—	36,970,590
Deferred tax assets, current portion	22,634	1,042,379
Other current assets	5,361,890	4,259,056

Total current assets	159,057,092	193,498,808
Capitalized content production costs, net	8,855,896	—
Property and equipment, net	9,191,959	6,590,790
License agreements, net	98,490,161	99,148,017
Exclusive advertising agreement, net — Economic Observer Advertising	71,886,011	74,267,216
Other intangible assets, net	63,129,741	27,113,350
Goodwill	180,125,488	46,992,724
Investment	500,000	13,508,239
Deposits for acquisition of subsidiaries	25,634,000	—
Deposit for investment	—	14,174,566
Deferred tax assets, non-current portion	94,598	—
Principal protected note	24,909,929	—
Promissory note receivable — related party, non-current portion	7,900,000	—
Consideration receivable from disposal of subsidiaries	—	28,285,035
Amount due from a related party, non-current portion	—	1,506,137
Other long term assets	1,027,338	3,165,454

Total assets	$650,802,213	$508,250,336

Xinhua Sports & Entertainment Limited

Consolidated balance sheets — (continued)

	December 31,	December 31,
	2007	2008
	(In U.S. dollars,
	except for share data)

LIABILITIES, MEZZANINE EQUITY AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts payable	$8,126,537	$5,375,281
Accrued expenses and other payables	19,201,194	42,243,279
Amounts due to Parent and its affiliates	5,251,224	1,131,050
Amounts due to other related parties	602,698	2,215,122
Capital lease obligations, current portion	188,590	—
Long term payables, current portion	4,564,177	10,363,762
Bank overdraft	960,157	—
Bank borrowings, current portion	33,780,188	36,374,198
Income taxes payable	6,538,946	8,571,848

Total current liabilities	79,213,711	106,274,540
Deferred tax liabilities	37,741,579	31,679,491
Convertible loan	—	33,200,000
Bank borrowings, non-current portion	75,436	—
Long term payables, non-current portion	65,066,299	68,305,496
Capital lease obligations, non-current portion	8,875	—

Total liabilities	182,105,900	239,459,527

Commitments and contingency (Note 30)
Minority interests	2,060,745	2,565,177
Mezzanine equity
Series B redeemable convertible preferred shares (stated value $100; 320,000 shares authorized; 314,000 issued and outstanding as of December 31, 2008; liquidation value of $63,400,000 as of December 31, 2008)	—	30,605,591
Shareholders’ equity:
Class A common shares and non-vested shares (par value $0.001; 143,822,874 as of December 31, 2007 and 343,822,874 as of December 31, 2008 shares authorized; 90,061,269 as of December 31, 2007 and 146,914,667 as of December 31, 2008 shares issued and outstanding)	90,061	104,302
Class B common shares (par value $0.001; 50,054,619 as of December 31, 2007 and December 31, 2008 shares authorized; 50,054,618 as of December 31, 2007 and nil as of December 31, 2008 shares issued and outstanding)	7,442	—
Treasury stock (800,000 and 1,310,000 shares as of December 31, 2007 and 2008, respectively)	(800)	(1,310)
Additional paid-in capital	439,517,774	481,319,655
Retained earnings (accumulated deficit)	23,903,560	(252,968,439)
Accumulated other comprehensive income	3,117,531	7,165,833

Total shareholders’ equity	466,635,568	235,620,041

Total liabilities, minority interests, mezzanine equity and shareholders’ equity	$650,802,213	$508,250,336

See notes to consolidated financial statements

Xinhua Sports & Entertainment Limited

Consolidated statements of operations

	Year Ended	Year Ended	Year Ended
	December 31, 2006	December 31, 2007	December 31, 2008
	(In U.S. dollars, except for share data)

Net revenues:
Advertising services	$44,861,952	$86,681,143	$107,891,719
Content production	6,545,148	7,680,580	12,371,911
Advertising sales	6,691,543	39,281,540	65,355,685
Publishing services	867,789	1,195,427	411,637

Total net revenues	58,966,432	134,838,690	186,030,952

Cost of revenues:
Advertising services	27,653,769	58,047,996	74,735,032
Content production	2,829,311	3,707,062	7,521,948
Advertising sales	1,912,260	19,490,013	30,756,279
Publishing services	1,386,162	854,020	1,479,005

Total cost of revenues	33,781,502	82,099,091	114,492,264

Operating expenses:
Selling and distribution	5,276,751	14,876,682	22,945,933
General and administrative(1)	12,840,202	24,348,827	52,068,821
Impairment loss on goodwill	—	—	180,841,091
Impairment loss on intangible assets	—	—	25,562,095
Provision for doubtful debts	—	—	10,427,114
Impairment loss on promissory note and accrued interest income	—	—	8,521,483
Loss on disposal of subsidiaries	—	—	4,720,705
Impairment loss on capitalized content production costs	—	—	3,085,850
Impairment loss on property and equipment	—	—	2,438,818
Provision for amount due from a related party	—	—	1,721,306

Total operating expenses	18,116,953	39,225,509	312,333,216

Other operating income	—	2,261,788	1,499,381

Income (loss) from operations	7,067,977	15,775,878	(239,295,147)
Other income (expense):
Interest expense	(2,618,398)	(6,627,685)	(8,077,229)
Interest income	1,743,368	6,264,103	1,738,282
Impairment loss on principal protected note	—	—	(24,909,929)
Impairment loss on other investments	—	—	(1,333,066)
Other (expense) income, net	(22,621)	1,703,693	—

Income (loss) before provision for income taxes, equity in loss of an investment and minority interest	6,170,326	17,115,989	(271,877,089)
Provision for income taxes (tax benefit)	1,069,537	(12,225,650)	2,354,442

Xinhua Sports & Entertainment Limited

Consolidated statements of operations — (continued)

	Year Ended	Year Ended	Year Ended
	December 31, 2006	December 31, 2007	December 31, 2008
	(In U.S. dollars, except for share data)

Net income (loss) before minority interest and equity in loss of an investment	5,100,789	29,341,639	(274,231,531)
Minority interest, net of taxes	1,704,287	1,302,634	640,468
Equity in loss of an investment, net of taxes	52,211	—	—

Net income (loss)	$3,344,291	$28,039,005	$(274,871,999)
Deemed dividends on redeemable convertible preferred shares	(2,157,301)	—	—
Dividends declared on redeemable convertible preferred shares	(5,335,000)	(1,338,333)	—
Dividends declared on series B redeemable convertible preferred shares	—	—	(2,000,000)

Net (loss) income attributable to holders of common shares	$(4,148,010)	$26,700,672	$(276,871,999)
Net (loss) income per share:
Basic — Class A common share	$(0.08)	$0.23	$(2.04)
Basic — Class B common share	$(0.08)	$0.23	$(2.04)
Diluted — Class A common share	$(0.08)	$0.21	$(2.04)
Diluted — Class B common share	$(0.08)	$0.21	$(2.04)
Weighted average number of common shares used in computation:
Basic — Class A common share	5,084,366	66,165,765	85,926,895
Basic — Class B common share	44,693,266	50,054,618	49,917,482
Diluted — Class A common share	5,084,366	86,314,773	85,926,895
Diluted — Class B common share	44,693,266	50,054,618	49,917,482

(1)	Includes share-based compensation expense of $2,293,240, $3,071,531 and $12,476,894 for the years ended December 31, 2006, 2007 and 2008, respectively.

See notes to consolidated financial statements

Xinhua Sports & Entertainment Limited

Consolidated statements of shareholders’ equity and comprehensive income (loss)

	Class A		Class B				Convertible			Retained	Accumulated
	common shares		common shares		Non-vested shares		preferred shares		Additional	earnings	other
	Number of		Number of		Number of		Number of		paid-in	(accumulated	comprehensive		Comprehensive
	shares	Amount	shares	Amount	shares	Amount	shares	Amount	capital	deficit)	income	Total	income
	(In U.S. dollars, except for share data)

Balance, December 31, 2005	—	$—	1,000	$1	—	$—	—	$—	$—	$1,350,898	$2,173	$1,353,072
Issuance of common shares in a stock split	—	—	42,612,289	—	—	—	—	—	—	—	—	—
Issuance of common shares arising from acquisitions of subsidiaries	20,961,154	20,961	—	—	—	—	—	—	32,815,563	—	—	32,836,524
Issue of common shares to parent	—	—	7,441,329	7,441	—	—	—	—	8,176,923	—	—	8,184,364
Issuance of non-vested shares	—	—	—	—	11,050,000	11,050	—	—	(11,050)	—	—	—
Reclassification of preferred shares from mezzanine equity	—	—	—	—	—	—	16,404,926	16,404	62,140,897	—	—	62,157,301
Redemption of redeemable convertible preferred shares	—	—	—	—	—	—	(819,672)	(819)	(3,104,870)	—	—	(3,105,689)
Gain on redemption of redeemable convertible preferred shares	—	—	—	—	—	—	—	—	105,688	—	—	105,688
Issuance of warrants	—	—	—	—	—	—	—	—	739,000	—	—	739,000
Dividends declared on redeemable convertible preferred shares	—	—	—	—	—	—	—	—	—	(5,335,000)	—	(5,335,000)
Deemed dividends on redeemable convertible preferred shares	—	—	—	—	—	—	—	—	—	(2,157,301)	—	(2,157,301)
Share-based compensation	—	—	—	—	—	—	—	—	2,293,240	—	—	2,293,240
Foreign currency translation gain	—	—	—	—	—	—	—	—	—	—	834,232	834,232	$834,232
Net income	—	—	—	—	—	—	—	—	—	3,344,291	—	3,344,291	3,344,291

Balance, December 31, 2006	20,961,154	$20,961	50,054,618	$7,442	11,050,000	$11,050	15,585,254	$15,585	$103,155,391	$(2,797,112)	$836,405	$101,249,722	$4,178,523

Xinhua Sports and Entertainment Limited

Consolidated statements of shareholders’ equity and comprehensive income (loss) — (continued)

	Class A		Class B				Convertible				Retained	Accumulated
	common shares		common shares		Non-vested shares		preferred shares		Additional		earnings	other
	Number of		Number of		Number of		Number of		paid-in	Treasury	(accumulated	comprehensive		Comprehensive
	shares	Amount	shares	Amount	shares	Amount	shares	Amount	capital	stock	deficit)	income	Total	income
	(In U.S. dollars, except for share data)

Balance, December 31, 2006	20,961,154	$20,961	50,054,618	$7,442	11,050,000	$11,050	15,585,254	$15,585	$103,155,391	$—	$(2,797,112)	$836,405	$101,249,722
Issuance of common shares arising from acquisitions of subsidiaries	2,639,595	2,640	—	—	—	—	—	—	10,230,881	—	—	—	10,233,521
Issuance of shares for future exercises of share options	2,000,000	2,000	—	—	—	—	—	—	—	(2,000)	—	—	—
Issuance of common shares for share option plan	1,587,019	1,587	—	—	—	—	—	—	2,171,088	1,200	—	—	2,173,875
Issuance of common shares upon initial public offering, net of issuance cost of $24,740,470	34,615,846	34,616	—	—	—	—	—	—	200,227,913	—	—	—	200,262,529
Conversion of preferred shares into common shares	15,585,254	15,585	—	—	—	—	(15,585,254)	(15,585)	—	—	—	—	—
Conversion of convertible loan into common shares	3,554,401	3,554	—	—	—	—	—	—	14,281,197	—	—	—	14,284,751
Transfer of non-vested shares into common shares	1,500,000	1,500	—	—	(1,500,000)	(1,500)	—	—	—	—	—	—	—
Share-based compensation	—	—	—	—	—	—	—	—	3,071,573	—	—	—	3,071,573
Repurchase and cancellation of common shares	(1,932,000)	(1,932)	—	—	—	—	—	—	(8,628,054)	—	—	—	(8,629,986)
Waiver of amounts due to Parent and its affiliates	—	—	—	—	—	—	—	—	115,007,785	—	—	—	115,007,785
Dividends declared on redeemable convertible preferred shares	—	—	—	—	—	—	—	—	—	—	(1,338,333)	—	(1,338,333)
Foreign currency translation gain	—	—	—	—	—	—	—	—	—	—	—	2,281,126	2,281,126	$2,281,126
Net income	—	—	—	—	—	—	—	—	—	—	28,039,005	—	28,039,005	28,039,005

Balance, December 31, 2007	80,511,269	$80,511	50,054,618	$7,442	9,550,000	$9,550	—	$—	$439,517,774	$(800)	$23,903,560	$3,117,531	$466,635,568	$30,320,131

Xinhua Sports & Entertainment Limited

Consolidated statements of shareholders’ equity and comprehensive income (loss) — (continued)

	Class A		Class B				Convertible				Retained	Accumulated
	common shares		common shares		Non-vested shares		preferred shares		Additional		earnings	other
	Number of		Number of		Number of		Number of		paid-in	Treasury	(accumulated	comprehensive		Comprehensive
	shares	Amount	shares	Amount	shares	Amount	shares	Amount	capital	stock	deficit)	income	Total	loss
	(In U.S. dollars, except for share data)

Balance, December 31, 2007	80,511,269	$80,511	50,054,618	$7,442	9,550,000	$9,550	—	$—	$439,517,774	$(800)	$23,903,560	$3,117,531	$466,635,568
Issuance of common shares arising from acquisitions of subsidiaries	3,311,670	3,312	—	—	—	—	—	—	4,933,068	—	—	—	4,936,380
Issuance of shares for future exercise of share options	2,000,000	2,000	—	—	—	—	—	—	—	(2,000)	—	—	—
Issuance of common shares for share option plan	604,000	604	—	—	—	—	—	—	177,749	1,490		—	179,843
Issuance of common shares for acquiring intangible assets	4,000,000	4,000	—	—	—	—	—	—	2,656,000	—	—	—	2,660,000
Issuance of common shares for professional services	300,000	300	—	—	—	—	—	—	368,700	—	—	—	369,000
Transfer of non-vested shares into common shares	9,550,000	9,550	—	—	(9,550,000)	(9,550)	—	—	—	—	—	—	—
Share-based compensation	—	—	—	—	—	—	—	—	12,323,144	—	—	—	12,323,144
Repurchase and cancellation of common shares	(3,416,890)	(3,417)	—	—	—	—	—	—	(4,959,721)	—	—	—	(4,963,138)
Transfer from Class B common shares to Class A common shares	50,054,618	7,442	(50,054,618)	(7,442)	—	—	—	—	—	—	—	—	—
Waiver of amounts due to Parent and its affiliates	—	—	—	—	—	—	—	—	26,302,941	—	—	—	26,302,941
Dividends declared on redeemable convertible preferred shares	—	—	—	—	—	—	—	—	—	—	(2,000,000)	—	(2,000,000)
Foreign currency translation gain	—	—	—	—	—	—	—	—	—	—	—	4,048,302	4,048,302	$4,048,302
Net loss	—	—	—	—	—	—	—	—	—	—	(274,871,999)	—	(274,871,999)	(274,871,999)

Balance, December 31, 2008	146,914,667	$104,302	—	$—	—	$—	—	$—	$481,319,655	$(1,310)	$(252,968,439)	$7,165,833	$235,620,041	$(270,823,697)

See notes to consolidated financial statements

Xinhua Sports & Entertainment Limited

Consolidated statements of cash flows

	Year Ended	Year Ended	Year Ended
	December 31, 2006	December 31, 2007	December 31, 2008
	(In U.S. dollars)

Cash flows from operating activities:
Net (loss) income attributable to holders of common shares	$(4,148,010)	$26,700,672	$(276,871,999)
Dividends declared on series B redeemable convertible preferred shares	—	—	2,000,000
Deemed dividends on redeemable convertible preferred shares	2,157,301	—	—
Dividends declared on redeemable convertible preferred shares	5,335,000	1,338,333	—

Net income (loss)	3,344,291	28,039,005	(274,871,999)
Adjustments to reconcile net income to net cash (used in) provided by operating activities:
Minority interests	1,704,287	524,569	640,468
Share-based compensation	2,404,240	3,071,573	12,476,894
Amortization of discount on convertible loan	1,017,289	267,462	—
Depreciation and amortization	5,235,852	20,185,864	26,631,650
Impairment loss on intangible assets	—	—	25,562,095
Impairment loss on goodwill	—	—	180,841,091
Impairment loss on capitalized content production costs	—	—	3,085,850
Impairment loss on cost method investment	—	—	1,333,066
Impairment loss on promissory note and accrued interest income	—	—	8,521,483
Impairment loss on property and equipment	—	—	2,438,818
Release of lease liability upon early termination of lease agreement	—	—	(844,388)
Provision for amount due from a related party	—	—	1,721,306
Allowance for doubtful debts	—	—	10,427,114
Provision for principal protected note	—	—	24,909,929
Loss on disposal of subsidiaries	—	—	4,720,705
Amortized issuance cost of convertible loan	—	—	199,471
Equity in loss of an investment	52,211	—	—
Imputed interest on long term payables	792,872	4,496,020	5,045,122
(Gain) loss on disposal of property and equipment	(620)	49,410	(63,290)
Deferred income taxes	(700,740)	(15,518,106)	(4,365,037)
Unrealized loss on principal protected note	—	90,076	—
Realized gain on currency linked note	—	(668,280)	—
Changes in operating assets and liabilities (net of effects of acquisitions and disposal):
Accounts receivable	(11,073,471)	(18,163,199)	(23,612,506)
Capitalized content production costs	(4,457,065)	(4,503,725)	1,880,989
Prepaid advertising programme space and airtime	(2,336,744)	(1,962,891)	4,746,733
Prepaid expenses and other current assets	(3,774,437)	(6,167,982)	(4,069,364)
Amounts due from related parties	(526,174)	11,616	(2,773,886)
Accounts payable	777,419	473,450	(1,011,631)
Accrued expenses and other payables	1,726,560	8,266,160	7,469,106
Interest income from promissory note receivable	—	(722,038)	—
Income taxes payable	1,351,661	2,524,239	3,941,808

Net cash (used in) provided by operating activities	(4,462,569)	20,293,223	14,981,597

Xinhua Sports & Entertainment Limited

Consolidated statements of cash flows — (continued)

	Year Ended	Year Ended	Year Ended
	December 31, 2006	December 31, 2007	December 31, 2008
	(In U.S. dollars)

Cash flows from investing activities:
Purchases of property and equipment	(2,097,795)	(4,504,811)	(3,047,106)
Purchase and deposit for acquisition of intangible assets	(4,226,056)	—	(3,888,741)
(Advance to) repayment from an independent third party	(4,603,493)	4,603,493	—
Loans to related parties	(3,550,668)	(3,263,687)	(192,657)
Amount paid for cost method investment	(500,000)	—	(2,000,000)
Proceeds from disposal of property and equipment	92,854	456,781	435,418
Amount paid for construction in progress	—	—	(153,303)
(Decrease) increase in restricted cash and short term deposits	(9,446,274)	(34,672,369)	6,802,140
Cash paid for acquisition of subsidiaries, net of cash received	(7,882,839)	(103,209,310)	(35,763,784)
Cash paid for deposit for investment	—	—	(14,174,566)
Decrease in cash balance as a result of disposal of subsidiaries	—	—	(2,483,619)
Investment in currency linked note	—	(40,000,000)	—
Investment in principal protected note	—	(25,000,005)	—
Proceeds from disposal of currency linked note	—	40,668,280	—

Net cash used in investing activities	(32,214,271)	(164,921,628)	(54,466,218)

Cash flows from financing activities:
Advance from related parties	434,242	9,822,237	2,068,744
Repayment to related parties	—	(58,204,939)	—
Proceeds from issuance of convertible loan	10,000,000	—	33,200,000
Transaction cost of issuance of convertible loan	—	—	(2,542,457)
Proceeds from issuance of redeemable convertible preferred shares	60,000,000	—	30,000,000
Transaction cost of issuance of redeemable convertible preferred share	—	—	(794,409)
Contribution from minority interests	—	—	130,355
Issuance of shares for share option plan	—	2,170,288	179,843
Repurchase of common shares	—	(8,629,986)	(4,963,138)
Proceeds from public offering	—	225,002,999	—
Expenses on public offering	(2,283,138)	(22,360,852)	(116,000)
Bank borrowings and overdraft raised	5,621,934	48,743,861	40,333,520
Bank borrowings and overdraft repaid	—	(25,772,569)	(35,541,106)
Payment of long term payables	—	(16,487,283)	(15,433,903)
Dividends paid to minority interest	(20,810)	—	—
Dividends paid on redeemable convertible preferred shares	(3,648,333)	(3,025,000)	—

Xinhua Sports & Entertainment Limited

Consolidated statements of cash flows — (continued)

	Year Ended	Year Ended	Year Ended
	December 31, 2006	December 31, 2007	December 31, 2008
	(In U.S. dollars)

Redemption of redeemable convertible preferred shares	(1)	—	—

Net cash provided by financing activities	70,103,894	151,258,756	46,521,449

Effect of exchange rate changes	845,747	1,452,189	2,615,927

Net increase in cash and cash equivalents	34,272,801	8,082,540	9,652,755
Cash and cash equivalents, beginning of the year	2,080,746	36,353,547	44,436,087

Cash and cash equivalents, end of the year	$36,353,547	$44,436,087	$54,088,842

Supplemental disclosure of cash flow information:
Income taxes paid	$164,087	$768,216	$3,708,284

Interest paid	$1,825,526	$1,864,203	$2,776,738

Supplemental schedule of non-cash investing and financing activities:
Issuance of common shares for acquisitions of subsidiaries	$28,284,605	$10,233,521	$4,936,380
Issuance of warrants for acquisitions of subsidiaries	628,000	—	—
Issuance of common shares for acquisitions of intangible assets	—	—	2,660,000
Issuance of preferred shares for settlement of dividends on redeemable convertible preferred shares	—	—	1,400,000
Consideration payable for acquisition of subsidiaries	—	2,607,715	21,837,635
Conversion of preferred shares into common shares	—	15,585	—
Conversion of convertible loan into common shares	—	14,284,751	—
Waiver of amount due to a shareholder	—	1,500,000	—
Consideration payable by Xinhua Finance Limited (“XFL”) and its affiliates on behalf of the Company and subsequently waived by XFL and its affiliates	—	113,507,785	26,302,941

Xinhua Sports & Entertainment Limited

Notes to consolidated financial statements
(In U.S. dollars)

1.	Organization and principal activities

Xinhua Sports & Entertainment Limited (“XSEL” or the “Company”) (formerly Xinhua Finance Media Limited) was incorporated by Xinhua Finance Limited (“XFL”), a Tokyo Stock Exchange listed company, on November 7, 2005 under the laws of the Cayman Islands.

XSEL, its subsidiaries and variable interest entities (“VIEs”) included in the accompanying consolidated financial statements (collectively, the “Company”) are principally engaged in the production of television programs, the placement of advertising, the provision of advertising services, market research and the publication of magazines in the People’s Republic of China (“PRC”) including Hong Kong. The Company’s principal geographic market is in the PRC. XSEL does not conduct any substantive operations of its own and conducts its primary business operations through its subsidiaries and VIEs in the PRC.

Since the Company has been growing its media capabilities beyond finance with a particular focus on sports and entertainment, on December 5, 2008, the Board of Directors made a decision to reposition the Company and change its name to XSEL. On January 15, 2009, the name change was approved by shareholders at an extraordinary general meeting, and the name change became effective following registration with the Company Registry of the Cayman Islands on February 15, 2009. The Company has also changed its trading symbol on NASDAQ from “XFML” to “XSEL” effective March 2, 2009.

For a description of XSEL’s major subsidiaries and VIEs included in the accompanying consolidated financial statements see note 4.

A VIE is an entity in which equity investors generally do not have the characteristics of a “controlling financial interest” or there is not sufficient equity at risk for the entity to finance its activities without additional subordinated financial support. A VIE is consolidated by its primary beneficiary when it is determined that the primary beneficiary will absorb the majority of the VIE’s expected losses and/or expected residual returns. Consistent with the provisions of Financial Accounting Standards Board (“FASB”) Interpretation No. 46, “Consolidation of Variable Interest Entities — an Interpretation of ARB No. 51” (as revised, “FIN 46R”), certain companies are accounted for as VIEs of XSEL.

In December 2008, the FASB issued FSP FIN 46(R)-8, “Disclosures about Variable Interest Entities” (FSP FIN 46(R)-8). FSP FIN 46(R)-8 requires enhanced disclosures about a company’s involvement in VIEs. The enhanced disclosures required by this FSP are intended to provide users of financial statements with a greater understanding of: (i) the significant judgments and assumptions made by a company in determining whether it must consolidate a VIE and/or disclose information about its involvement with a VIE; (ii) the nature of restrictions on consolidated VIEs assets reported by a company in its statement of financial position, including the carrying amounts of such assets; (iii) the nature of, and changes in, the risks associated with a company’s involvement with a VIE; (iv) how a company’s involvement with a VIE affects the company’s financial position, financial performance, and cash flows. This FSP was effective for the year ended December 31, 2008 and had no impact on the Company’s financial position and results of operations.

The Company relies on contractual arrangements with VIEs to operate its businesses.

Most of the operations are conducted through operating subsidiaries in China, and through contractual arrangements with several affiliated entities and their shareholders in China. PRC regulations currently prohibit or restrict foreign ownership of media, advertising, market research and telecommunications companies. The paid-in capital of these VIEs was funded by the Company through a loan extended to the equity shareholders. The Company has entered into contractual arrangements with these affiliated entities and their shareholders, all PRC citizens, which enable us to, among other things, exercise effective control over these affiliated entities and their respective subsidiaries. The Company holds all the variable interests of these VIEs through wholly owned subsidiaries. The Company can provide effective operational control over VIEs as direct ownership through these contractual arrangements.

Xinhua Sports & Entertainment Limited

Notes to consolidated financial statements — (continued)

Based on these contractual arrangements, these companies should be considered as a VIE under FIN 46R, because the equity investors in these companies do not have the characteristics of a controlling financial interest and the Company through its wholly owned subsidiaries is the primary beneficiary of these companies. Accordingly, the Company is the primary beneficiary of these VIEs and these companies should continue to be consolidated by the Company under FIN 46R in 2008.

There is no difference between the Company’s maximum exposure to loss and the liability recognized in the VIE’s financial statements.

The following financial statement amounts and balances of the Company’s VIEs, as of December 31, 2006, 2007 and 2008 and covering each of the three years in the period ended December 31, 2008 were included in the accompanying 2006, 2007 and 2008 consolidated financial statements:

	2006	2007	2008

Total assets	$220,249,961	$300,356,736	$318,273,081
Total liabilities	142,765,680	153,983,859	179,924,080
Total net revenues	41,287,316	117,162,467	152,403,284
Total operating expenses	7,878,997	19,766,126	70,712,519
Net income (loss)	9,548,238	35,697,419	(22,433,408)

2.	Summary of principal accounting policies

(a)  Basis of presentation

The consolidated financial statements of the Company have been prepared in accordance with accounting principles generally accepted in the United States of America (“US GAAP”).

(b)  Basis of consolidation

The accompanying consolidated financial statements of the Company include the accounts of XSEL, all its majority-owned subsidiaries and its VIEs from the dates they were acquired or first consolidated by XFL.

The contribution of the businesses by XFL to XSEL was accounted for as common control mergers and the related assets and liabilities are recorded based on their fair value when acquired by XFL on the carryover basis. All intercompany transactions and balances have been eliminated on consolidation.

(c)  Use of estimates

The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Significant accounting estimates reflected in the Company’s consolidated financial statements included valuation of account receivables, other receivables, deferred tax assets, useful lives of property and equipment, impairment of goodwill and indefinite life intangibles, contingencies, economic lives of intangible assets and remaining ultimate content production revenue for the purpose of recognizing costs of content production.

(d)  Revenue recognition

Advertising sales revenues include revenue from provision of advertisement in newspapers, magazines, billboard, television and radio and are recognized when advertisements are published net of provisions or estimated rate adjustments and discounts. Payments received in advance are deferred until earned and such amounts are reported as deferred revenue included in accrued expenses and other payables of the accompanying consolidated balance sheets.

Xinhua Sports & Entertainment Limited

Notes to consolidated financial statements — (continued)

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

Revenues are recorded net of applicable business taxes totaling $1,856,053, $4,437,820 and $6,984,817 for the years ended December 31, 2006, 2007 and 2008, respectively.

In the normal course of business, the Company acts as an intermediary or agent in placing advertising transactions with television and radio stations for third parties. Such transactions are recorded at either gross or net basis depending on whether the Company is acting as the principal or as an agent in the transaction. The Company is considered as the principal in transactions where it purchases blocks of advertising time and attempts to sell the time to advertisers and it has substantial risks and rewards of ownership, accordingly, records revenue on a gross basis.

For those transactions in which the Company finds advertising space for advertisers and it does not have substantial risks and rewards of ownership, the Company is considered an agent in the transaction and, accordingly, records revenue on a net basis.

The Company extends credit based upon an evaluation of the customers’ financial condition and collateral is not required from such customers. Allowances for estimated credit losses are generally established based on historical experience and credit evaluations performed on the customers.

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

Xinhua Sports & Entertainment Limited

Notes to consolidated financial statements — (continued)

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

(h)  Principal protected note

Principal protected note represents a financial instrument which consists a loan component and an embedded derivative. The entire contract is being measured at fair value with the gain or loss recognized in earnings.

(i)  Property and equipment, net

Property and equipment are recorded at cost less accumulated depreciation and amortization. Depreciation and amortization are provided on a straight-line basis over the following estimated useful lives:

Leasehold improvements	Lesser of 5 years or lease term
Billboards and lampposts	10 years
Furniture, fixtures and equipment	4-5 years
Motor vehicles	5 years

(j)  Intangible assets

Intangible assets consist of advertising customer base, consulting customer base, research customer relationship, trademark, television station contract, radio advertising agency right, television advertising agency right, lamp post advertising agency right, program advertising agency right, backlog order, distribution network, noncompete agreements, exclusive advertising agreement, publishing title, subscriber base, CEPA certificate, licensing agreements and exclusive advertising agreement arising from the acquisitions of EconWorld Media Limited, Xinhua Finance Advertising Limited, Upper Step Holdings Ltd., Accord Group Limited, Beijing Perspective Orient Movie and Television Intermediary Co., Ltd., Economic Observer Advertising, Shanghai Hyperlink Market Research Co., Ltd., East Alliance Limited, Guangzhou Singshine Communication Co., Ltd., Singshine (Holdings) Hongkong Ltd., Xinhua Finance Media (Convey) Ltd., Small World Television Ltd., Shanghai Paxi Advertising Co. Ltd. and Profitown Development Ltd. The intangible assets, other than trademark with indefinite life, are carried at cost less accumulated amortization. Amortization is computed using the straight-line method over the intangible assets’ economic lives. The indefinite life trademark is carried at cost and tested for impairment annually as of December 31 or whenever events or changes in circumstances indicate that the carrying amount may no longer be recoverable.

Xinhua Sports & Entertainment Limited

Notes to consolidated financial statements — (continued)

The weighted average economic lives are as follows:

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

(k)  Goodwill

The excess of the purchase price over the fair value of net assets acquired is recorded on the consolidated balance sheets as goodwill.

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

The impairment review is highly judgmental and involves the use of significant estimates and assumptions. These estimates and assumptions have a significant impact on the amount of any impairment charge recorded. Discounted cash flow methods are dependent upon assumptions of future sales trends, market conditions and cash flows of each reporting unit over several years. Actual cash flows in the future may differ significantly from those previously forecasted. Other significant assumptions include growth rates and the discount rate applicable to future cash flows.

No impairment loss on goodwill was identified in 2006 and 2007. Impairment loss on goodwill of $180,841,091, as more fully described in note 13, was identified in 2008.

(l)  Capital lease obligations

The Company leases some equipment used in its operations, some of which are required to be capitalized in accordance with Statement of Financial Accounting Standards (“SFAS”) No. 13, “Accounting for Leases”. SFAS No. 13 requires the capitalization of leases meeting certain criteria, with the related asset being recorded in property and equipment and an offsetting amount recorded as a liability discounted to the present value.

Xinhua Sports & Entertainment Limited

Notes to consolidated financial statements — (continued)

(m)  Impairment or disposal of long-lived assets

The Company evaluates its long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. When these events occur, the Company measures impairment by comparing the carrying amount of the assets to future undiscounted cash flows expected to result from the use of the assets and their eventual disposition. If the sum of the expected undiscounted cash flow is less than the carrying amount of the assets, the Company would recognize an impairment loss as the excess of carrying amounts over fair value of the assets. No impairment loss on long-lived assets was identified in 2006 and 2007. Impairment loss on long-lived assets of $31,086,763 as described in notes 8, 11 and 12, was identified in 2008.

(n)  Mezzanine equity

Redeemable convertible preferred shares issued in 2008 that carry a redemption feature, which is not mandatory, are classified as mezzanine equity.

(o)  Income taxes

Deferred income taxes are recognized for temporary differences between the tax bases of assets and liabilities and their reported amounts in the financial statements, net tax loss carryforwards and credits by applying enacted statutory tax rates applicable to future years. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Current income taxes are provided for in accordance with the laws of the relevant taxing authorities. The components of the deferred tax assets and liabilities are individually classified as current and non-current based on their characteristics.

Effective January 1, 2007, the Company adopted FASB Interpretation No. 48, “Accounting for Uncertainty in Income Taxes — an interpretation of FASB Statement No. 109” ( “FIN 48”), which clarifies the accounting for uncertainty in income taxes recognized in an enterprise’s financial statements. The interpretation prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. FIN 48 also provides accounting guidance on de-recognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. There is no material impact of FIN 48 on the Company’s consolidated financial statements.

(p)  Foreign currency translation

The functional currency of XSEL’s subsidiaries and VIEs are either the Renminbi (“RMB”) or Hong Kong dollar (“HKD”). Transactions denominated in other currencies are translated into RMB or HKD at the average rates of exchange prevailing during each period. Monetary assets and liabilities denominated in other currencies are translated into RMB or HKD at rates of exchange in effect at the balance sheet dates. Nonmonetary assets and liabilities are remeasured into RMB or HKD at historical exchange rates.

XSEL uses the United States dollar as its functional and reporting currency. Accordingly, assets and liabilities are translated using exchange rates in effect at the balance sheet date and average exchange rates for the period are used for revenue and expense transactions.

Currency transaction gains and losses are recorded in the consolidated statement of operations. Translation adjustments are recorded in accumulated other comprehensive income, a component of shareholders’ equity.

(q)  Net income (loss) per share

The Company has two classes of common shares which participate in undistributed earnings. The Company determined that the Series B redeemable convertible preferred shares participate in undistributed earnings on the same basis as the common shares. Accordingly, the Company has used the two-class method of computing income per share, income per share is computed for each class of common share and Series B redeemable convertible preferred share according to participation rights in undistributed earnings. Under this method, net income

Xinhua Sports & Entertainment Limited

Notes to consolidated financial statements — (continued)

applicable to holders of common shares and Series B redeemable convertible preferred share is allocated on a pro rata basis to each class of common shares and Series B redeemable convertible preferred share to the extent that each class may share in income for the period it had been distributed. Loss is not allocated to participating securities.

Diluted income per share is computed using the more dilutive of (a) the two-class method or (b) the if-converted method.

(r)  Share-based compensation

Share-based payment transactions with employees, directors and consultants, such as share options and non-vested shares, are measured based on the grant-date fair value of the equity instrument issued and recognized as compensation expense over the requisite service period, with a corresponding addition to additional paid-in capital.

The grant-date fair value of employee share options and similar instruments are estimated using option-pricing models. If the award is modified after the grant date, incremental compensation cost is recognized in an amount equal to the excess of the fair value of the modified award over the fair value of the original award immediately before the modification.

(s)  License agreements

The license agreements for advertising and broadcasting license agreements are accounted for as a purchase of right or group of rights. The assets and liabilities for license agreements are initially recorded at fair value which is the present value of the future required payments. The differences between the gross and net liability are then recorded as interest under the effective interest method and the assets are amortized over the life of the agreement.

(t)  Fair value of financial instruments

The carrying amounts of cash, short term deposits, restricted cash, accounts receivable, consideration receivable from disposal of subsidiaries, other current assets, accounts payable, other payables, amounts due from (to) related parties, bank overdraft and bank borrowings approximate to their fair values due to the short term nature of these instruments.

The carrying amount of the long term consideration receivable from the disposal of subsidiaries approximates its fair value. This receivable is recorded at its discounted values using a fixed interest rate that approximates to the market rate.

The carrying amount of convertible loan approximates its fair value. This payable is recorded at its value using variable interest rates that approximate to the market rate.

The principal protected notes were recorded at fair value.

Effective January 1, 2008, the Company adopted certain provisions of SFAS No. 157, “Fair Value Measurements” (“SFAS 157”), which FASB issued in September 2006. SFAS 157 establishes specific criteria for the fair value measurement of financial and nonfinancial assets and liabilities that are already subject to fair value under current accounting rules. SFAS 157 also requires expanded disclosures related to fair value measurements. In February 2008, the FASB issued Staff Position (“FSP”) 157-2, which defers the effective date of SFAS 157 for nonfinancial assets and nonfinancial liabilities to fiscal years beginning after November 15, 2008. The Company adopted the provision of SAFS 157 for financial assets and financial liabilities recognised or disclosed at fair value in the financial statements. The adoption of SFAS 157 did not have a significant effect on the Company’s consolidated results of operations and financial condition. The Company is currently evaluating the impact of measuring the remaining nonfinancial assets and nonfinancial liabilities under FSP 157-2 on its financial position, results of operations and cash flows.

SFAS 157 clarifies that fair value is an exit price, representing the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants. SFAS 157 also requires that a fair value measurement reflect the assumptions market participants would use in pricing an asset or liability based

Xinhua Sports & Entertainment Limited

Notes to consolidated financial statements — (continued)

on the best information available. Assumptions include the risks inherent in a particular valuation technique (such as a pricing model) and/or the risks inherent in the inputs to the model.

Fair Value Hierarchy

SFAS 157 establishes a fair value hierarchy that requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. A financial instrument’s categorization within the fair value hierarchy is based upon the lowest level of input that is significant to the fair value measurement. SFAS 157 establishes three levels of inputs that may be used to measure fair value:

Level 1 applies to assets or liabilities for which there are quoted prices in active markets for identical assets or liabilities.

Level 2 applies to assets or liabilities for which there are inputs other than quoted prices included within Level 1 that are observable for the asset or liability such as quoted prices for similar assets or liabilities in active markets; quoted prices for identical assets or liabilities in markets with insufficient volume or infrequent transactions (less active markets); or model-derived valuations in which significant inputs are observable or can be derived principally from, or corroborated by, observable market data.

Level 3 applies to assets or liabilities for which there are unobservable inputs to the valuation methodology that are significant to the measurement of the fair value of the assets or liabilities.

In October 2008, the FASB issued FSP 157-3, “Determining the Fair Value of a Financial Asset When the Market for That Asset Is Not Active” (“FSP 157-3”). FSP 157-3 clarified the application of SFAS 157. FSP 157-3 demonstrated how the fair value of a financial asset is determined when the market for that financial asset is inactive. FSP 157-3 was effective upon issuance, including prior periods for which financial statement had not been issued. The implementation of this standard did not have a material impact on the Company’s financial position, results of operations or cash flows.

(u)  Recent accounting pronouncements

In June 2007, the Emerging Issues Task Force (“EITF”) of FASB ratified EITF Issue 06-11, “Accounting for the Income Tax Benefits of Dividends on Share-Based Payment Awards” (“EITF 06-11”). EITF 06-11 provides that tax benefits associated with dividends on share-based payment awards be recorded as a component of additional paid-in capital. EITF 06-11 is effective, on a prospective basis, for fiscal years beginning after December 15, 2007. The implementation of this standard did not have a material impact on the Company’s financial position, results of operations or cash flows.

In 2007, the EITF of FASB issued EITF Issue 07-3, “Accounting for Nonrefundable Advance Payments for Goods or Services Received for Use in Future Research and Development Activities” (“EITF 07-3”). EITF reached a consensus that nonrefundable advance payments to acquire goods or pay for services that will be consumed or performed in a future period in conducting research and development activities on behalf of the entity should be recorded as an asset when the advance payments are made. Capitalized amounts should be recognized as expense when the related goods are delivered or services are performed, that is, when the goods without alternative future use are acquired or the service is rendered. EITF 07-3 is effective for fiscal years beginning after December 15, 2007. The implementation of this standard did not have a material impact on the Company’s financial position, results of operations or cash flows.

In December 2007, the FASB issued SFAS No. 141 (Revised 2007), “Business Combination” (“SFAS 141R”). SFAS 141R is relevant to all transactions or events in which one entity obtains control over one or more other businesses. SFAS 141R requires an acquirer to recognize any assets and non controlling interest acquired and liabilities assumed to be measured at fair value as of the acquisition date. Liabilities related to contingent consideration are recognized and measured at fair value on the date of acquisition rather than at a later date when the amount of the consideration may be resolved beyond a reasonable doubt. This revised approach replaces SFAS 141’s cost allocation process in which the cost of an acquisition was allocated to the individual assets

Xinhua Sports & Entertainment Limited

Notes to consolidated financial statements — (continued)

acquired and liabilities assumed based on their respective fair value. SFAS 141R requires any acquisition-related costs and restructuring costs to be expensed as incurred as opposed to allocating such costs to the assets acquired and liabilities assumed as previously required by SFAS 141. Under SFAS 141R, an acquirer recognizes liabilities for a restructuring plan in purchase accounting only if the requirements of SFAS No. 146, “Accounting for Costs Associated with Exit or Disposal Activities”, are met. SFAS 141R allows for the recognition of pre-acquisition contingencies at fair value only if these contingencies are likely to materialize. If this criterion is not met at the acquisition date, then the acquirer accounts for the non-contractual contingency in accordance with recognition criteria set forth under SFAS No. 5, “Accounting for Contingencies”, in which case no amount should be recognized in purchase accounting. SFAS 141R is effective as of the beginning of an entity’s first fiscal year that begins after December 15, 2008. The Company is evaluating the impact, if any, of the adoption of SFAS 141R. It is not expected to have a material impact on the Company’s financial position, results of operations and cash flows.

In December 2007, the FASB issued SFAS 160, “Noncontrolling Interest in Consolidated Financial Statements — An Amendment of ARB No. 51” (“SFAS 160”). SFAS 160 amends Accounting Research Bulletin No. 51, “Consolidated Financial Statements”, to establish accounting and reporting standards for the noncontrolling interest in a subsidiary and for the deconsolidation of a subsidiary. SFAS 160 defines “a noncontrolling interest, sometimes called a minority interest, is the portion of equity in a subsidiary not attributable, directly or indirectly, to a parent”. The objective of SFAS 160 is to improve the relevance, comparability, and transparency of the financial information that a reporting entity provides in its consolidated financial statements. SFAS 160 is effective for fiscal years, and interim periods within those fiscal years, beginning on or after December 15, 2008. The Company is evaluating the impact, if any, of the adoption of SFAS 160. It is not expected to have a material impact on the Company’s financial position, results of operations and cash flows.

In March 2008, the FASB issued SFAS 161, “Disclosures about Derivative Instruments and Hedging Activities” (“SFAS 161”). This statement establishes enhanced disclosures about the entity’s derivative and hedging activities. This statement is effective for fiscal years and interim periods beginning after November 15, 2008, with early application encouraged. Adoption of SFAS 161 will result in enhanced disclosure regarding the Company’s derivatives. The Company is evaluating the impact, if any, of the adoption of SFAS 161.

In April 2008, the FASB issued FSP SFAS 142-3, “Determination of the Useful Life of Intangible Assets”. This FSP amends the factors that should be considered in developing renewal or extension assumptions used to determine the useful life of a recognized intangible asset under SFAS No. 142, “Goodwill and Other Intangible Assets”. This FSP is effective for fiscal years beginning after December 15, 2008, and interim periods within those fiscal years. The guidance for determining the useful life of a recognized intangible asset in this FSP shall be applied prospectively to intangible assets acquired after the effective date. The Company is evaluating the impact, if any, of the adoption of FSP FAS 142-3. It is not expected to have a material impact on the Company’s financial position, results of operations and cash flows.

In May 2008, the FASB issued FASB Staff Position APB14-1, “Accounting for Convertible Debt Instruments That May Be Settled in Cash upon Conversion (Including Partial Cash Settlement)” (“FSP No. 14-1”), which clarifies that convertible debt instruments that may be settled in cash upon conversion (including partial cash settlement) are not addressed by paragraph 12 of APB Opinion No. 14, “Accounting for Convertible Debt and Debt Issued with Stock Purchase Warrants”. Additionally, this FSP specifies that issuers of such instruments should separately account for the liability and equity components in a manner that will reflect the entity’s nonconvertible debt borrowing rate when interest cost is recognized in subsequent periods. FSP 14-1 shall be effective for financial statements issued for fiscal years beginning after December 15, 2008, and interim periods within those fiscal years. The Company is evaluating the impact, if any, of the adoption of FSP 14-1. It is not expected to have a material impact on the Company’s financial position, results of operations and cash flows.

In June 2008, the EITF of FASB issued EITF Issue 07-5, “Determining Whether an Instrument (or Embedded Feature) Is Indexed to an Entity’s Own Stock” (“EITF 07-5”). EITF 07-5 is effective for fiscal years and interim periods beginning after December 15, 2008. This Issue’s “fixed-for-fixed, plus fair value inputs model” is largely consistent with current interpretations of the phrase “indexed to an entity’s own stock”. However, in certain

Xinhua Sports & Entertainment Limited

Notes to consolidated financial statements — (continued)

circumstances, EITF 07-5 may result in changes to those accounting conclusions and may have impact on issuers of equity-linked financial instruments (e.g., options or forward contracts) or instruments containing embedded features (e.g., embedded conversion options in a convertible instrument) that have (1) exercise or settlement contingency provisions, (2) a strike price that is subject to adjustment, or (3) a strike price that is denominated in a currency other than the entity’s functional currency. The Company is evaluating the impact, if any, of the adoption of EITF 07-5. It is not expected to have a material impact on the Company’s financial position, results of operations and cash flows.

In November 2008, FASB ratified the consensus reached by the Task Force in EITF Issue 08-6, “Equity Method Investment Accounting Considerations” (“EITF 08-6”). Because of the significant changes to the guidance on subsidiary acquisitions and subsidiary equity transactions and the increased use of fair value measurements as a result of SFAS 141R and SFAS 160, questions have arisen regarding the application of that accounting guidance to equity method investments. EITF 08-6 provides guidance for entities that acquire or hold investments accounted for under the equity method. This issue is effective for transactions occurring in fiscal years and interim periods beginning on or after December 15, 2008. The Company is evaluating the impact, if any, of the adoption of EITF 08-6. It is not expected to have a material impact on the Company’s financial position, results of operations and cash flows.

In November 2008, the FASB ratified the consensus reached by the Task Force in EITF Issue 08-7, “Accounting for Defensive Intangible Assets” (“EITF 08-7”). EITF 08-7 requires entities that will acquire a defensive intangible asset after the effective date of SFAS 141R, to account for the acquired intangible asset as a separate unit of accounting and amortize the acquired intangible asset over the period during which the asset would diminish in value. EITF 08-7 is effective for defensive intangible assets acquired in fiscal years beginning on or after December 15, 2008. The Company is evaluating the impact, if any, of the adoption of EITF 08-7. It is not expected to have a material impact on the Company’s financial position, results of operations and cash flows.

3.	Concentration of risk

Concentration of credit risk

Financial instruments that potentially expose the Company to concentration of credit risk consists primarily of cash and cash equivalents, accounts receivable, consideration receivable from disposal of subsidiaries, and amounts due from related parties.

No single group or customer contributed more than 10% of the Company’s revenue for the years ended December 31, 2006, 2007 and 2008.

No single group or customer contributed more than 10% of the Company’s accounts receivable balance as of December 31, 2006, 2007 and 2008.

Accounts receivable are typically unsecured and are derived from revenue earned from customers in China. The risk with respect to accounts receivable is mitigated by credit evaluations the Company performs on its customers and its ongoing monitoring process of outstanding balances. The Company maintains an allowance for doubtful debts and such losses have been within management’s expectation.

The consideration receivable from disposal of subsidiaries represents amount due from a party that management believes is of high credit quality. As a consequence, concentration of credit risk is limited.

Concentration of location

Substantially all of the Company’s revenue for the years ended December 31, 2006, 2007 and 2008 were generated from the PRC including Hong Kong. In addition, a substantial portion of the identifiable assets of the Company are located in the PRC.

Xinhua Sports & Entertainment Limited

Notes to consolidated financial statements — (continued)

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

On June 4, 2007, XSEL acquired 100% of East Alliance Limited’s ordinary shares at an initial cash consideration of $9,502,341. Direct costs of $651,932 were incurred. The purpose of the acquisition was to enhance the Company’s geographic reach and operating scope. In addition to the initial consideration, the equity owners of M-in Group are entitled to subsequent consideration, 60% of which will be payable in cash and 40% will be in XSEL’s Class A common shares, based on a predetermined earn-out formula applied to aggregate audited operating results through December 31, 2007 and 2008. Based on M-in Group’s audited operating results through December 31, 2007, the Company recorded additional consideration totaling $11,853,452 for the year ended December 31, 2008, which resulted in additional goodwill of $11,853,452. The additional consideration of $7,112,072 was paid in cash and $4,741,380 was settled by the issuance of 3,261,670 Class A common shares in April 2008.

The accompanying consolidated financial statements include the assets and liabilities of M-in Group as of December 31, 2007 and 2008 and the operating results for the period from June 4, 2007 (date of acquisition by XSEL) to December 31, 2007 and for the year ended December 31, 2008.

The following table summarizes the estimated fair values of the assets acquired and liabilities assumed on the date of acquisition of M-in Group by XSEL. During the year ended December 31, 2008, the Company has finalized the purchase price allocation on the assets acquired and liabilities assumed for M-in Group which did not result in significant changes from the preliminary estimated fair values.

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

Xinhua Sports & Entertainment Limited

Notes to consolidated financial statements — (continued)

		Amortization
		Period
		(Years)

Intangible assets comprised of:
License rights	$9,372,000	3.5
Noncompete agreement	220,000	1

Total	$9,592,000

The following pro forma information summarizes the effect of the acquisition, as if the acquisition of M-in Group had occurred as of January 1, 2006 and January 1, 2007. This pro forma information is presented for information purposes only. It is based on historical information and does not purport to represent the actual results that may have occurred had the Company consummated the acquisition on January 1, 2006 or January 1, 2007, nor is it necessarily indicative of future results of operations of the consolidated enterprises:

	2006	2007

Pro forma net revenues	$69,323,445	$139,344,314
Pro forma income from operations	8,183,010	16,563,288
Pro forma net income	4,522,290	28,733,810
Pro forma net income per share	0.09	0.25

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

On June 11, 2007, XSEL signed a number of loan agreements, exclusive equity purchase option agreements, equity pledge agreements and subrogation agreements with the equity owners of Singshine Communication for a consideration of $1,993,958, of which $195,000 was settled by the issuance of 50,000 Class A common shares during the year ended December 31, 2007 and $195,000 was settled by the issuance of 50,000 Class A common shares in April 2008. The purpose of the acquisition was to enhance the Company’s distribution capabilities.

As a result of the transaction, XSEL became the primary beneficiary of 100% interest in Singshine Communication and accounted for the transaction similar to a business combination.

The accompanying consolidated financial statements include the assets and liabilities of Singshine Communication as of December 31, 2007 and 2008 and the operating results for the period from June 11, 2007 (effective date of the equity pledge and subordinate agreements) to December 31, 2007 and for the year ended December 31, 2008.

Xinhua Sports & Entertainment Limited

Notes to consolidated financial statements — (continued)

The following table summarizes the estimated fair values of the assets acquired and liabilities assumed by XSEL on the effective date of the acquisition of Singshine Communication.

Assets acquired:
Cash	$40,689
Accounts receivable	60,189
Prepaid expenses and other current assets	88,616
Amounts due from related parties	2,336
Property and equipment	101,687

Total	293,517

Liabilities assumed:
Accounts payable	144,684
Accrued expenses and other payables	125,487
Amounts due to related parties	71,506
Long term payables	5,540,927
Deferred tax liabilities	497,827

Total	6,380,431

Intangible assets	7,706,220

Net assets acquired	1,619,306
Consideration — cash	1,603,958
Consideration — issuance of XSEL’s shares	390,000

Goodwill(1)	$374,652

(1)	The excess of the cost of acquisition over the fair value of the net tangible and intangible assets acquired and liabilities assumed is recorded as goodwill. The Company expected that the economic benefit from the acquired subsidiaries outweighed the cost of the acquired subsidiaries.

		Amortization
		Period
		(Years)

Intangible assets comprised of:
Radio advertising agency right	$7,029,220	7.6
Indefinite life trademark	457,000	Indefinite
Noncompete agreement	220,000	3.8

Total	$7,706,220

The following pro forma information summarizes the effect of the acquisition, as if the acquisition of Singshine Communication had occurred as of January 1, 2006 and January 1, 2007. This pro forma information is presented for information purposes only. It is based on historical information and does not purport to represent the actual results that may have occurred had the Company consummated the acquisition on January 1, 2006 or January 1, 2007, nor is it necessarily indicative of future results of operations of the consolidated enterprises:

	2006	2007

Pro forma net revenues	$61,556,741	$135,337,304
Pro forma income from operations	7,096,300	15,511,283
Pro forma net income	3,363,416	27,619,188
Pro forma net income per share	0.07	0.24

Xinhua Sports & Entertainment Limited

Notes to consolidated financial statements — (continued)

(c)  Singshine (Holdings) Hongkong Ltd.

Singshine (Holdings) Hongkong Ltd., was established on September 10, 2003 in Hong Kong. Singshine (Holdings) Hongkong Ltd. and its subsidiaries and VIEs (collectively, “SSMS”) are principally engaged in providing the marketing and promoting activities in restaurants, clubs and public areas (collectively “Below-The-Line marketing”).

On June 11, 2007, XSEL acquired 100% of SSMS’s ordinary shares at an initial cash consideration of $6,440,757. Direct costs of $196,568 were incurred. The purpose of the acquisition was to enhance the Company’s operating scope. In addition to the initial cash consideration, the shareholders of SSMS are entitled to additional cash consideration based on a predetermined earn-out formula applied to aggregate audited operating results through December 31, 2007, 2008 and 2009. Based on SSMS’s audited operating results through December 31, 2007, the Company recorded additional cash consideration of $5,427,784 and upon the finalization of the purchase price allocation on the assets acquired and liabilities assumed, goodwill of $1,226,724 and intangible assets of $53,312 were recognized respectively, which resulted in additional goodwill of $6,654,508, respectively.

The accompanying consolidated financial statements include the assets and liabilities of SSMS as of December 31, 2007 and 2008 and the operating results for the period from June 11, 2007 (date of acquisition by XSEL) to December 31, 2007 and for the year ended December 31, 2008.

The following table summarizes the estimated fair values of the assets acquired and liabilities assumed by XSEL on the date of the acquisition of SSMS.

Assets acquired:
Cash	$1,140,230
Accounts receivable	1,567,372
Prepaid expenses and other current assets	306,557
Property and equipment	364,782
Other long term assets	131,456

Total	3,510,397

Liabilities assumed:
Accounts payable	97,905
Accrued expenses and other payables	589,048
Amounts due to related parties	424,197
Income taxes payable	94,941
Amounts due to former shareholders	125,722
Deferred tax liabilities	567,827

Total	1,899,640

Intangible assets	3,767,000

Net assets acquired	5,377,757
Initial cash consideration	6,637,325

Goodwill(1)	$1,259,568

(1)	The excess of the cost of acquisition over the fair value of the net tangible and intangible assets acquired and liabilities assumed is recorded as goodwill. The Company expected that the economic benefit from the acquired subsidiaries outweighed the cost of the acquired subsidiaries.

Xinhua Sports & Entertainment Limited

Notes to consolidated financial statements — (continued)

		Amortization
		Period
		(Years)

Intangible assets comprised of:
Indefinite life trademark	$1,584,000	Indefinite
Customer base	1,588,000	4.5
Noncompete agreement	595,000	3.8

Total	$3,767,000

The following pro forma information summarizes the effect of the acquisition, as if the acquisition of SSMS had occurred as of January 1, 2006 and January 1, 2007. This pro forma information is presented for information purposes only. It is based on historical information and does not purport to represent the actual results that may have occurred had the Company consummated the acquisition on January 1, 2006 or January 1, 2007, nor is it necessarily indicative of future results of operations of the consolidated enterprises:

	2006	2007

Pro forma net revenues	$68,075,090	$138,410,203
Pro forma income from operations	9,767,616	16,068,832
Pro forma net income	5,696,314	28,275,790
Pro forma net income per share	0.11	0.24

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

On July 2, 2007, XSEL acquired 100% Convey’s ordinary shares at an initial cash consideration of $33,000,000. Direct costs of $257,411 were incurred. The purpose of the acquisition was to expand the Company’s geographic reach and operating scope. In addition to the initial consideration, the shareholders of Convey are entitled to additional consideration, 50% of which will be payable in cash and 50% will be payable in XSEL’s Class A common shares based on a predetermined earn-out formula applied to the aggregate audited operating results through June 30, 2008 and 2009.

Based on Convey’s audited operating results through June 30, 2008, the Company recorded additional consideration totaling $40,000,000 which included compensation of $189,927 paid to the former shareholders for continuing employment in Convey for the year ended December 31, 2008, and resulted in additional goodwill of $39,810,073. The additional consideration of $19,810,073 was paid by cash and $20,000,000 will be payable in Class A common shares.

The accompanying consolidated financial statements include the assets and liabilities of Convey as of December 31, 2007 and 2008 and the operating results for the period from July 2, 2007 (date of acquisition) to December 31, 2007 and for the year ended December 31, 2008.

Xinhua Sports & Entertainment Limited

Notes to consolidated financial statements — (continued)

The following table summarizes the estimated fair values of the assets acquired and liabilities assumed by XSEL on the effective date of acquisition of Convey. During the year ended December 31, 2008, the Company has finalized the purchase price allocation on the assets acquired and liabilities assumed for Convey which did not result in significant changes from the preliminary estimated fair values.

Assets acquired:
Accounts receivable	$1,536,045
Prepaid expenses and other current assets	771,307
Property and equipment	495,722
Other assets	64,263

Total	2,867,337

Liabilities assumed:
Accounts payable	527,558
Accrued expenses and other payables	1,237,539
Bank overdraft.	319,050
Bank loans	125,580
Capital lease obligations	496,494
Amounts due to related parties	79,073
Income taxes payable	17,263
Deferred tax liabilities	3,130,977

Total	5,933,534

Intangible assets	17,415,579

Net assets acquired	14,349,382
Initial cash consideration	33,257,411

Goodwill(1)	$18,908,029

(1)	The excess of the cost of acquisition over the fair value of the net tangible and intangible assets acquired and liabilities assumed is recorded as goodwill. The Company expected that the economic benefit from the acquired subsidiaries outweighed the cost of the acquired subsidiaries.

		Amortization
		Period
		(Years)

Intangible assets comprised of:
Indefinite life trademark	$8,059,482	Indefinite
Distribution network	5,402,375	9
Customer base	3,702,354	15
Backlog order	251,368	1

Total	$17,415,579

Xinhua Sports & Entertainment Limited

Notes to consolidated financial statements — (continued)

The following pro forma information summarizes the effect of the acquisition, as if the acquisition of Convey had occurred as of January 1, 2006 and January 1, 2007. This pro forma information is presented for information purposes only. It is based on historical information and does not purport to represent the actual results that may have occurred had the Company consummated the acquisition on January 1, 2006 or January 1, 2007, nor is it necessarily indicative of future results of operations of the consolidated enterprises:

	2006	2007

Pro forma net revenues	$68,870,950	$139,395,603
Pro forma income from operations	6,964,711	15,247,143
Pro forma net income	3,094,579	27,473,952
Pro forma net income per share	0.06	0.24

(e)	Small World Television Ltd.

Small World Television Ltd. was established in Hong Kong on August 25, 2004. Small World Television and its subsidiary (collectively “Small World”) are principally engaged in the production of television programs. Small World also offers broadcast design services.

On August 22, 2007, XSEL acquired 70% equity interest of Small World and control of a majority of its Board of Directors at a consideration of $6,742,531 and incurred transaction costs of $81,162, of which $1,742,531 was settled by the issuance of 546,248 Class A common shares of XSEL at $3.19 per share.

On September 30, 2008, XSEL acquired the remaining 30% equity interest of Small World at nil consideration which resulted in an excess of fair value of acquired net assets over cost of $785,913 to reduce the value of the goodwill and long-lived assets. XSEL’s ownership of Small World was increased to 100% as a result of this transaction. The results of Small World’s operation, attributable to 30% interest acquired have been included in the Company’s consolidated finance statements for the year ended December 31, 2008 since the date of acquisition.

The accompanying consolidated financial statements included the assets and liabilities of Small World as of December 31, 2007 and 2008 and the operating results for the period from August 22, 2007 (date of acquisition by XSEL) through December 31, 2007 and for the year ended December 31, 2008.

Xinhua Sports & Entertainment Limited

Notes to consolidated financial statements — (continued)

The following table summarizes the preliminary estimated fair values of the assets acquired and liabilities assumed on the date of acquisition of Small World. During the year ended December 31, 2008, the Company has finalized the purchase price allocation on the assets acquired and liabilities assumed for Small World which did not result in significant changes from the preliminary estimated fair values.

As of
August 22, 2007

Assets acquired:
Cash	$320,060
Prepaid expenses and other current assets	168,957
Property and equipment	66,194

Total	555,211

Liabilities assumed:
Accounts payable	28,075
Accrued expenses and other current liabilities	—
Deferred tax liabilities	254,154

Total	282,229

Minority interest	158,141

Intangible assets	1,452,311

Net assets acquired	1,567,152
Purchase consideration — cash	5,081,162
Purchase consideration — issuance of XSEL’s shares	1,742,531

Goodwill(1)	$5,256,541

(1)	The excess of the cost of acquisition over the fair value of the net tangible and intangible assets acquired and liabilities assumed is recorded as goodwill. The Company expected that the economic benefit from the acquired subsidiaries outweighed the cost of the acquired subsidiaries.

	As of	Amortization
	August 22, 2007	Period
		(Years)

Intangible assets comprised of:
Alliance agreement	$953,984	5
Distribution right	155,698	5
Noncompete agreement	281,219	3
Noncompete agreement	61,410	1

Total	$1,452,311

Xinhua Sports & Entertainment Limited

Notes to consolidated financial statements — (continued)

The following pro forma information summarizes the effect of the acquisition, as if the acquisition of Small World had occurred as of January 1, 2006 and January 1, 2007. This pro forma information is presented for information purposes only. It is based on historical information and does not purport to represent the actual results that may have occurred had the Company consummated the acquisition on January 1, 2006 or January 1, 2007, nor is it necessarily indicative of future results of operations of the consolidated enterprises:

	2006	2007

Pro forma net revenues	$58,966,432	$134,838,690
Pro forma income from operations	6,992,271	15,293,839
Pro forma net income	3,300,569	27,565,535
Pro forma net income per share	0.07	0.24

(f)	Shanghai Paxi Advertising Co. Ltd.

Shanghai Paxi Advertising Co. Ltd. was established on August 17, 2006 in the PRC. Shanghai Paxi Advertising Co. Ltd and its subsidiaries (collectively, “JCBN China”) are principally engaged in Below-The-Line marketing and online advertising.

On November 27, 2007, XSEL acquired 100% of JCBN China’s ordinary shares at an initial consideration of $40,825,770. Direct costs of $801,892 were incurred. The purpose of the acquisition was to expand the Company’s operating scope. In addition to the initial consideration, the equity owners of JCBN China are entitled to additional consideration, 60% payable in cash and 40% in XSEL Class A common shares based on a predetermined earn-out formula applied to aggregate audited operating results through December 31, 2008 and 2009.

The accompanying consolidated financial statements include the assets and liabilities of JCBN China as of December 31, 2007 and 2008 and the operating results for the period from November 27, 2007 (date of acquisition) to December 31, 2007 and for the year ended December 31, 2008.

Xinhua Sports & Entertainment Limited

Notes to consolidated financial statements — (continued)

The following table summarizes the preliminary estimated fair values of the assets acquired and liabilities assumed by XSEL on the effective date of the acquisition of JCBN China. During the year ended December 31, 2008, the Company finalized the purchase price allocation on the assets acquired and liabilities assumed for JCBN China which resulted in an additional goodwill of $477,000.

Assets acquired:
Cash	$947,777
Accounts receivable	4,609,190
Prepaid expenses and other current assets	784,533
Amounts due from related parties	133,141
Property and equipment	143,616

Total	6,618,257

Liabilities assumed:
Accounts payable	2,279,020
Accrued expenses and other payables	534,984
Amounts due to related parties	91,821
Income taxes payable	1,038,571
Deferred tax liabilities	2,761,298

Total	6,705,694

Intangible assets	10,951,764

Net assets acquired	10,864,327
Initial purchase consideration	41,627,662

Goodwill(1)	$30,763,335

(1)	The excess of the cost of acquisition over the fair value of the net tangible and intangible assets acquired and liabilities assumed is recorded as goodwill. The Company expected that the economic benefit from the acquired subsidiaries outweighed the cost of the acquired subsidiaries

		Amortization
		Period
		(Years)

Intangible assets comprised of:
Customer base	$8,824,516	5
Exclusive advertising agreement	75,350	1
Noncompete agreement	1,655,221	5
Backlog order	35,940	1
Distribution network	360,737	5

Total	$10,951,764

Xinhua Sports & Entertainment Limited

Notes to consolidated financial statements — (continued)

The following pro forma information summarizes the effect of the acquisition, as if the acquisition of JCBN China had occurred as of January 1, 2006 and January 1, 2007. This pro forma information is presented for information purposes only. It is based on historical information and does not purport to represent the actual results that may have occurred had the Company consummated the acquisition on January 1, 2006 or January 1, 2007, nor is it necessarily indicative of future results of operations of the consolidated enterprises:

	2006	2007

Pro forma net revenues	$73,599,532	$140,925,473
Pro forma income from operations	10,229,885	16,959,460
Pro forma net income	7,322,114	28,889,087
Pro forma net income per share	0.15	0.25

(g)	Profitown Development Limited

Profitown Development Ltd. (“Profitown”), was established on May 10, 2007 in the BVI. Profitown and its subsidiaries (collectively, “Profitown Group”) are principally engaged in Below-The-Line marketing.

On November 27, 2007, XSEL acquired 100% Profitown’s ordinary shares at an initial consideration of $2,241,230. Direct costs of $77,959 were incurred. The purpose of the acquisition was to expand the Company’s operating scope. In addition to the initial consideration, the equity owners of Profitown Group are entitled to additional consideration, 60% payable in cash and 40% in XSEL Class A common shares based on a predetermined earn-out formula applied to aggregate audited operating results through December 31, 2008 and 2009. In 2008, the Company accrued additional consideration of $1,385,370 which resulted in additional goodwill of $1,385,370. Subsequently, total goodwill of $2,188,165 has been impaired.

The accompanying consolidated financial statements include the assets and liabilities of Profitown Group as of December 31, 2007 and 2008 and for the period from November 27, 2007 (date of acquisition by XSEL) to December 31, 2007 and for the year ended December 31, 2008.

Xinhua Sports & Entertainment Limited

Notes to consolidated financial statements — (continued)

The following table summarizes the estimated fair values of the assets acquired and liabilities assumed by XSEL on the effective date of the acquisition of Profitown Group. During the year ended December 31, 2008, the Company has finalized the purchase price allocation on the assets acquired and liabilities assumed for Profitown Group which did not result in significant changes from the preliminary estimated fair values.

Assets acquired:
Cash	$66,689
Accounts receivable	48,143
Prepaid expenses and other current assets	9,873
Amounts due from related parties	217,115
Property and equipment	24,064

Total	365,884

Liabilities assumed:
Accounts payable	33,519
Accrued expenses and other payables	12,690
Income tax payables	48,114
Bank overdraft.	22,768
Capital lease obligations	13,034
Deferred tax liabilities	271,650

Total	401,775

Intangible assets	1,552,285

Net assets acquired	1,516,394
Initial purchase consideration	2,319,189

Goodwill(1)	$802,795

(1)	The excess of the cost of acquisition over the fair value of the net tangible and intangible assets acquired and liabilities assumed is recorded as goodwill. The Company expected that the economic benefit from the acquired subsidiaries outweighed the cost of the acquired subsidiaries

		Amortization
		Period
		(Years)

Intangible assets comprised of:
Customer base	$1,339,657	5
Noncompete agreement	191,319	5
Backlog order	21,309	1

Total	$1,552,285

Xinhua Sports & Entertainment Limited

Notes to consolidated financial statements — (continued)

The following pro forma information summarizes the effect of the acquisition, as if the acquisition of Proftown Group had occurred as of January 1, 2006 and January 1, 2007. This pro forma information is presented for information purposes only. It is based on historical information and does not purport to represent the actual results that may have occurred had the Company consummated the acquisition on January 1, 2006 or January 1, 2007, nor is it necessarily indicative of future results of operations of the consolidated enterprises:

	2006	2007

Pro forma net revenues	$60,688,264	$135,520,288
Pro forma income from operations	7,131,611	15,977,328
Pro forma net income	3,366,152	28,223,719
Pro forma net income per share	0.07	0.24

(h)	EconWorld Media

EconWorld Media Limited was incorporated in Hong Kong on March 13, 2003. EconWorld Media Limited and its wholly-owned subsidiaries (collectively, “EconWorld Media”, the predecessor to XSEL) have the exclusive rights to sell advertising for a financial magazine titled “Money Journal” in the PRC and Hong Kong. In addition, EconWorld Media provides management and information consulting services on the distribution of “Money Journal”.

On May 26, 2005, XFL subscribed 210,000 newly issued ordinary shares of EconWorld Media representing 60% of EconWorld Media’s total ordinary shares for an initial cash consideration of $1,500,000. Direct costs of $233,599 were incurred. The purpose of the acquisition was to enhance the Company’s distribution capabilities. EconWorld Media was the predecessor to XSEL and its operating results have been included in the accompanying consolidated financial statements effective on the date of XFL’s acquisition.

In addition to the initial cash consideration for the subscription of the 210,000 newly issued ordinary shares, the shareholders of EconWorld Media were entitled to additional cash consideration based on a predetermined earn-out formula applied to aggregate audited operating results through March 31, 2006. Based on EconWorld Media’s audited operating results through March 31, 2006, the Company contributed totaling $2,820,000 during the year ended December 31, 2006 which resulted in an additional goodwill of $1,121,257, representing a minority interest proportionate share of the contribution.

On January 12, 2006, XFL transferred its equity interest in EconWorld Media to XSEL in exchange of 1,000 XSEL’s shares (adjusted for the effect of share split on March 16, 2006) with par value of $0.001 (note 24).

On June 21, 2006, XSEL acquired another 12% of the equity of EconWorld Media at a price of $1,082,910 which resulted in additional goodwill of $530,936. The purchase price for this acquisition was paid by XFL on behalf of XSEL and was included in amount due to Parent. XSEL’s ownership of EconWorld Media was increased to 72% as a result of this transaction. The results of EconWorld Media’s operations, attributable to the 12% interest acquired, have been included in the Company’s consolidated financial statements for the years ended December 31, 2006, 2007 and 2008 since the date of acquisition.

On December 28, 2006, XSEL acquired the remaining 28% of the equity of EconWorld Media at a price of $5,039,985 which resulted in additional goodwill of $3,655,487. The purchase price for this acquisition was paid by XFL on behalf of XSEL and was included in amount due to Parent. XSEL’s ownership of EconWorld Media was increased to 100% as a result of this transaction. The results of EconWorld Media’s operations, attributable to the 28% interest acquired have been included in the Company’s consolidated financial statements for the years ended December 31, 2006, 2007 and 2008 since the date of acquisition.

(i)	Beijing Century Media

Beijing Century Media Culture Co. Ltd., was established on June 25, 2004 in the PRC. Beijing Century Media Culture Co. Ltd. and its majority-owned subsidiaries (collectively, “Beijing Century Media”) are principally

Xinhua Sports & Entertainment Limited

Notes to consolidated financial statements — (continued)

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

As a result of the transaction, XFL became the primary beneficiary of 100% interest in Beijing Century Media and accounted for the transaction similar to a business combination. On March 16, 2006, XFL transferred its beneficial interest in Beijing Century Media to XSEL in exchange for the same amount payable to XFL by XSEL. This transaction was accounted for as a purchase, as a result, assets and liabilities are stated at either their fair value or net realizable value, as appropriate. The primary asset acquired under the transaction was content production backlog which would enhance the Company’s operating activities. The Company consolidated the operating results of Beijing Century Media effective on the date XFL became the beneficial owner of Beijing Century Media.

On April 4, 2006, Beijing Century Media made an additional capital contribution of $333,374 (RMB2.7 million) to Beijing Golden Ways Culture Development Co., Limited which increased the registered capital of its 90% owned subsidiary from $37,042 (RMB300,000) to $370,416 (RMB3 million). Beijing Century Media’s ownership interest also increased to 99%, and resulted in a goodwill of $2,878.

On June 9, 2006, Beijing Century Media made an additional capital contribution of $246,944 (RMB2 million) in Beijing Workshop Communications Co., Ltd. (a majority-owned subsidiary of Beijing Century Media) which increased the registered capital of Beijing Workshop Communications Co., Ltd. from $123,472 (RMB1 million) to $370,416 (RMB3 million) and increased its ownership interest from 90% to 96.6%. This resulted in an excess of fair value of acquired net assets over costs of $40,189 which was applied pro-ratably against the fair value of long lived assets.

In addition to the initial consideration, upon achievement of certain income milestones through 2007, the equity owners of Beijing Century Media were entitled to additional considerations, payable at the discretion of XFL in cash or XFL common shares, determined based on a pre-determined earn-out formula applied to aggregate audited net income through December 31, 2005, 2006 and 2007. Based on the relevant income level of Beijing Century Media reported through December 31, 2005, the Company recorded additional consideration of $8,378,317 in 2006 which resulted in additional goodwill of $8,378,317. The additional consideration of $8,378,317 was paid by XFL on behalf of XSEL.

For the year ended December 31, 2007, based on the relevant income level of Beijing Century Media reported through December 31, 2006, the Company made additional consideration of $7,404,651 which was settled by the XFL on behalf of the Company that resulted in additional goodwill of $7,404,651. Of which, $3,612,500 was set-off by deposit for acquisition of subsidiaries (Note 7) and the remaining was recorded in amount due to Parent.

For the year ended December 31, 2008, based on the relevant income level of Beijing Century Media reported through December 31, 2007, the Company made additional consideration of $8,709,256 which resulted in additional goodwill of $8,709,256. The additional consideration of $3,177,314 was paid in cash by XFL on behalf of XSEL, and the remainder of $5,531,942 was settled by the issuance of 156,316 XFL shares.

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

Xinhua Sports & Entertainment Limited

Notes to consolidated financial statements — (continued)

On January 12, 2006, XFL acquired 100% of XFA’s ordinary shares at an initial consideration of $29,000,000 plus future contingent consideration to be determined based on net income in each of the years from 2005 to 2007. Direct costs of $650,889 were incurred. On March 16, 2006, XFL transferred its equity interest in XFA to XSEL in exchange for the same amount due to XFL under a promissory note. The primary assets acquired were television, print, and outdoor advertising agency operations in the PRC which would enhance the Company’s geographic reach and operating scope. The accompanying consolidated financial statements included the assets and liabilities of XFA and its wholly and majority-owned subsidiaries and VIEs as of December 31, 2007 and 2008 and the operating results for the period from January 12, 2006 (date of acquisition by XFL) through December 31, 2006 and for the years ended December 31, 2007 and 2008.

In addition to the initial cash consideration, the shareholders of XFA were entitled to additional cash consideration based on a predetermined earn-out formula applied to aggregate operating results through December 31, 2005, 2006 and 2007. Based on XFA’s audited operating results through December 31, 2005, the Company recorded additional consideration totaling $31,424,973 during the year ended December 31, 2006, which resulted in additional goodwill of $31,424,973. Further, during the year ended December 31, 2007, based on XFA’s audited operating results through December 31, 2006, the Company recorded additional consideration totaling $25,044,600 of which $11,878,390 was settled by the issuance of 20,740 XFL shares with direct costs of $116,767 that resulted in additional goodwill of $25,161,367.

For the year ended December 31, 2008, based on XFA’s audited operating results through December 31, 2007, the Company recorded additional consideration totaling $35,412,846 which resulted in additional goodwill of $35,412,846. The additional consideration of $17,706,423 was paid by XFL on behalf of XSEL and $17,706,423 was settled by the issuance of 289,481 XFL shares.

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

(k)	Beijing Jingguan Xincheng Advertising Co., Ltd.

Beijing Jingguan Xincheng Advertising Co., Ltd. (“Economic Observer Advertising”) was established in the PRC on January 25, 2006. Economic Observer Advertising has the exclusive rights to sell advertising for and provides management and information consulting services to a financial newspaper.

On June 8, 2006, XSEL acquired 50% equity interest of Economic Observer Advertising and control of a majority of its Board of Directors at an initial cash consideration of $9,241,465 and incurred transaction costs of $2,229,612. Out of the total $11,471,077, $8,962,397 was paid by Xinhua Finance Network (“XFN”), a subsidiary of XFL, and XFL on behalf of XSEL. The primary asset acquired was the exclusive rights to sell advertising and provide management and information consulting services. In addition to the initial cash consideration, the equity holders of Economic Observer Advertising were entitled to additional cash considerations based on a predetermined earn-out formula applied to aggregate operating results through December 31, 2006.

Based on Economic Observer Advertising audited operating results through December 31, 2006, the Company recorded additional consideration totaling $9,313,960 which was paid by XFL on behalf of XSEL during the year ended December 31, 2007 and resulted in additional intangible assets recognized of $9,313,960.

On September 15, 2006, other shareholders of Economic Observer Advertising transferred their aggregate 50% of the equity interests in Economic Observer Advertising to XSEL in exchange for total consideration of $6,708,221, which included a cash consideration of $308,680 and 5,761,317 XSEL’s Class A common shares valued at $1.1 per share. Direct costs of $62,092 were incurred and included in purchase price of the acquisition.

Xinhua Sports & Entertainment Limited

Notes to consolidated financial statements — (continued)

(l)	Accord Group Investments Ltd.

Accord Group Investments Limited (“Accord”) was established in the BVI on June 15, 2005. Accord and its subsidiaries and consolidated VIE, (collectively, “Accord Group”) place advertisements, provide advertising services to customers in the PRC and have the exclusive rights to sell advertising for and the rights to provide content to the EasyFM radio stations of Beijing and Shanghai. Accord Group also provides design and production services to its customers.

On January 23, 2006, XFL acquired a 19% equity interest in Accord Group for cash consideration of $440,000 which was paid by XFN on its behalf. On March 16, 2006, XFL transferred all its 19% beneficial interests in Accord Group to XSEL in exchange for the same amount due to XFN.

On September 22, 2006, XSEL acquired 61% of the equity of Accord Group from Sino Investment Holdings Limited (“Sino Investment”), a company controlled by two directors of XFL and the then chief financial officer of the Company had beneficial interest, by issuing 451,107 of its Class A common shares valued at $1.1 per share. As part of the acquisition, the Company also issued 125,053 Class A common shares valued at $1.1 per share to an individual in exchange of his entering into a Deed of Non-Competition Undertaking and Release with the Company. The total value of the shares issued amounted to $633,776.

On November 1, 2006, XSEL acquired the remaining 20% equity of Accord Group for $237,600, which was settled by the issuance of 125,053 of its Class A common shares valued at $1.90 each. As a result, Accord Group became a wholly-owned subsidiary of XSEL.

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

On July 28, 2006, XSEL acquired 51% of the equity of Beijing Perspective, through Beijing Century Media. XFL paid the purchase price of $6,275,052 for this acquisition. Transaction costs of $662,092 were included in this transaction and were paid by XFN and XFL on behalf of XSEL.

On November 13, 2007, XSEL obtained the remaining 49% equity interest in Beijing Perspective from a related company owned by one of the independent director at consideration of $10,460,695, of which $8,295,990 was settled by the issuance of 2,043,347 XSEL Class A common shares at $4.06 per share.

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

On August 1, 2006, XFL acquired 51% of the equity of Shanghai Hyperlink, and paid partial purchase price with initial consideration of $2.0 million and subsequent consideration based on a predetermined earn-out formula applied to aggregate audited operating results through June 30, 2007 and 2008 with a maximum of $3.6 million for this 51% equity. On September 1, 2006, XSEL issued 1,679,012 Class B common shares to XFL in exchange for the 51% equity interest in Shanghai Hyperlink.

On September 15, 2006, members of the management team of Shanghai Hyperlink, transferred their aggregate 49% of the equity interest in Shanghai Hyperlink to the Company at total consideration of $1,804,737, of which of $30,251 (RMB245,000) was settled in cash and $1,774,486 was settled by the issuance of 1,613,169 Class A common shares at fair value of $1.1 each.

Xinhua Sports & Entertainment Limited

Notes to consolidated financial statements — (continued)

Based on Shanghai Hyperlink’s audited operating results through June 30, 2007, the Company recorded additional consideration totaling $2,825,188 for the year ended December 31, 2008, which resulted in additional goodwill of $2,825,188 settled in cash by XFL on its behalf.

(o)	Upper Step Holdings Ltd

Upper Step Holdings Limited (“Upper Step”) was established in the BVI on September 28, 2005. Upper Step is engaged in the provision of advertising and consulting services in relation to the strategic partnership with Shanghai Camera Media Investment Co., Ltd.

On February 28, 2006, XFN paid cash of $5,100,000 to a selling shareholder as consideration for 19% of the equity of Upper Step. On March 16, 2006, the 19% equity holding was transferred to XSEL. XSEL subsequently contributed cash amounting to $1,200,000 directly to Upper Step as additional contribution for its existing 19% equity interest. This resulted in total consideration of $6,300,000 for acquiring this equity interest from XSEL’s perspective. Transaction costs of $133,250 were incurred. On September 22, 2006, XSEL obtained that 37% equity of Upper Step from Sino Investment Holding Limited (“Sino Investment”), for a total consideration of $18,954,281, of which $7,126,281 was settled by the issuance of 6,478,437 of its Class A common shares at a price of $1.1 per share, $628,000 was settled by the issuance of 4,099,968 of its warrants, additional cash consideration of $9,100,000 paid by XFL on behalf of XSEL and cash consideration of $10,000,000 paid by XSEL. Included in total cash consideration of $19,100,000, $7,900,000 represented payment made by XSEL on behalf of Sino Investment to vendor. Direct costs of $142,820 were incurred. The warrants were immediately exercisable at a price of $3.659 per share and valid for a period of five years. The then chief financial officer of the Company had beneficial interest in Sino Investment.

On November 1, 2006, XSEL had obtained the remaining 44% equity in Upper Step at total consideration of $12,173,334, which was settled by the issuance of 6,407,018 Class A common shares of the Company valued at $1.9 each.

5.	Accounts receivable, net of allowance for doubtful debts

	At December 31, 2007	At December 31, 2008

Accounts receivable	$46,007,983	$53,932,569
Less: Allowance for doubtful debts	(301,217)	(9,169,667)

Total	$45,706,766	$44,762,902

	2007	2008

Movements in allowance for doubtful debts
Balance at the beginning of the year	$—	$301,217
Add: Amount charged to expenses	301,217	10,427,114
Exchange realignments	—	97,244
Less: Written off of allowance for doubtful debts	—	(601,054)
Disposal of subsidiaries	—	(1,054,854)

Balance at the end of the year	$301,217	$9,169,667

6.	Investment

As of December 31, 2008, the Company’s investment mainly represented 15.5% equity interest in ASN Holdings Limited (“ASN”) of $2,000,000 and 15% equity interest in Convey of $11,508,239. ASN is a company incorporated in the BVI and is intended to be engaged in investment holding and distribution of sports program. The purpose of this investment is to strengthen the sports content distribution capability of the Company in the PRC market. The investment of ASN was accounted for as a cost method investment. Xinhua Finance Media (Convey) Limited was incorporated in the BVI under the laws of the BVI on June 6, 2007. Convey is principally engaged in

Xinhua Sports & Entertainment Limited

Notes to consolidated financial statements — (continued)

outdoor advertising. The Company acquired 100% equity interest of Convey on July 2, 2007 and disposed of 85% of its equity on December 31, 2008 (Note 28). The remaining 15% equity interest of Convey was then accounted for as a cost method investment. At December 31, 2008, the Company recognized an impairment loss of $833,066 based on estimation of future cash flows of Convey.

As of December 31, 2007, the Company’s investment represented 19% equity interest in Hyperlink E-data International Limited, a company incorporated in the BVI and is intended to be engaged in market research online business. The purpose of this investment is to strengthen the market research capabilities of the Company in the PRC market. The investment was accounted for as a cost method investment. At December 31, 2008, the Company recognized a full impairment loss of $500,000 based on estimation of future cash flows of Hyperlink E-data International Limited.

7.	Deposits for acquisition of subsidiaries

In 2006, the Company issued to XFL and its affiliates promissory notes amounting to $29,246,500 which is included as part of the amounts due to Parent and its affiliates as of December 31, 2006 for settling the potential earn-out considerations relating to the acquisition of XFA and contractual control of Beijing Century Media, which will be paid by XFL. During 2007, $3,612,500 of such deposits relating to earn-out consideration for acquiring the contractual control of Beijing Century Media was settled. During 2008, $4,250,000 and $21,384,000 of such deposits relating to earn-out consideration for acquiring the contractual control of Beijing Century Media and XFA, respectively, were settled due to the finalization of earn-out considerations.

8.	Capitalized content production costs, net

Capitalized content production costs, net consisted of the following:

	At December 31, 2007	At December 31, 2008

Television programs:
Released	$11,099,159	$11,349,086
In production	3,204,099	1,583,637

Total	14,303,258	12,932,723
Less: Accumulated amortization	5,447,362	9,846,873
Less: Impairment loss	—	3,085,850

Capitalized content production costs, net	$8,855,896	$—

Amortization expense was $1,098,228, $3,790,840 and $4,055,610 for the years ended December 31, 2006, 2007 and 2008, respectively.

9.	Other current assets

Other current assets consisted of the following:

	At December 31, 2007	At December 31, 2008

Advances to employees	$1,321,150	$1,225,066
Rent deposits	141,711	471,978
Interest income receivable	623,016	245,784
Others	3,276,013	2,316,228

Total	$5,361,890	$4,259,056

Advances to employees are non-interest bearing and are due on the Company’s demand.

Xinhua Sports & Entertainment Limited

Notes to consolidated financial statements — (continued)

10.	Deposit for investment

On October 9, 2008, the Company entered into a purchase agreement with Prime Day Management Limited, (“Prime Day”), and certain other parties to acquire a 100% equity interest in Starease Limited, a company incorporated under the laws of British Virgin Island (which, together with its subsidiaries and associated company, Starease Group) at consideration of $15,000,000 and 2,000,000 XSEL Class A common shares. Starease Group has interest in operating four digital pay channels in the PRC. As of December 31, 2008, the Company has paid a deposit of $10,000,000 and advance of $4,174,566 to Prime Day and Starease Group, respectively, pursuant to the purchase agreement. The amounts are refundable unless certain closing conditions are met before June 30, 2009. As of December 31, 2008, there were uncertainties as to whether certain closing condition can be met. The Company also agreed to establish a joint venture with Starease Group for the operation of these four digital pay channels. As of December 31, 2008, the Company has a commitment to pay $5,000,000 and 2,000,000 XSEL’s common shares upon the completion of this purchase agreement.

11.	Property and equipment, net

Property and equipment, net consisted of the following:

	At December 31, 2007	At December 31, 2008

Leasehold improvements	$1,809,461	$2,003,777
Billboards and lampposts	2,954,557	2,749,421
Furniture, fixtures and equipment	6,100,742	7,925,794
Motor vehicles	785,455	696,387

Total	11,650,215	13,375,379
Less: Impairment loss	—	2,438,818
Accumulated depreciation and amortization	2,458,256	4,499,074

Total	9,191,959	6,437,487

Construction in progress	—	153,303

Property and equipment, net	$9,191,959	$6,590,790

Depreciation and amortization expense was $633,119, $1,772,825 and $2,813,730 for the years ended December 31, 2006, 2007 and 2008, respectively.

Xinhua Sports & Entertainment Limited

Notes to consolidated financial statements — (continued)

12.	Intangible assets, net

	At December 31, 2007	At December 31, 2008

License agreements in Upper Step
— License agreement	$36,493,488	$38,834,305
— Television advertising services contract	67,591,471	71,926,980

	104,084,959	110,761,285

Less: Accumulated amortization
— License agreement	1,618,850	2,970,461
— Television advertising services contract	3,975,948	8,642,807

	5,594,798	11,613,268

	$98,490,161	$99,148,017

Exclusive advertising agreement in Economic Observer Advertising	$73,846,560	$77,922,407
Less: Accumulated amortization	1,960,549	3,655,191

	$71,886,011	$74,267,216

Other intangible assets, net consisted of the following:
Advertising agency right	$4,730,000	$8,590,721
Backlog order	578,617	340,089
Customer base	20,124,779	16,663,921
Distribution network	5,774,424	203,769
Exclusive advertising agreement	1,302,613	11,845,287
License rights	9,372,000	9,373,959
Noncompete agreements	5,422,795	5,619,660
Publishing title	187,249	189,354

Xinhua Sports & Entertainment Limited

Notes to consolidated financial statements — (continued)

	At December 31, 2007	At December 31, 2008

Radio advertising agency rights	11,176,731	11,920,134
Research customer relationship	405,548	405,548
Trademark	12,181,758	4,220,142
Others	2,540,532	4,907,042

Total	$73,797,046	$74,279,626

Less: Accumulated amortization
Advertising agency right	$1,496,400	$2,366,251
Backlog order	327,249	340,089
Customer base	2,831,293	6,367,502
Distribution network	308,556	45,311
Exclusive advertising agreement	390,549	641,394
License rights	1,562,000	4,240,604
Noncompete agreements	1,410,317	2,709,330
Publishing title	35,508	80,270
Radio advertising agency rights	1,872,632	3,171,750
Research customer relationship	138,173	241,673
Trademark	201,377	528,154
Others	93,251	871,853

Total accumulated amortization	10,667,305	21,604,181

Less: Impairment loss	—	25,562,095

Other intangible assets, net	$63,129,741	$27,113,350

Included in the balance of other intangible assets as of December 31, 2007 and 2008 are trademarks of $10,100,482 and $1,584,000 respectively with indefinite life and not subject to amortization. Impairment loss of $457,000 is recognized for these intangible assets for the year ended December 31, 2008.

Amortization expense was $3,504,505, $14,622,199 and $19,762,310 (including license agreements in Upper Step and exclusive advertising agreement in Economic Observer Advertising) for the years ended December 31, 2006, 2007 and 2008, respectively. The Company will record amortization expense of $10,782,681, $10,769,393, $10,644,361, $9,997,285 and $8,523,689 in the years ending 2009 through 2013, respectively.

Xinhua Sports & Entertainment Limited

Notes to consolidated financial statements — (continued)

13.	Goodwill

The changes in the carrying amount of goodwill in each of the segments are as follows:

	Print	Advertising	Broadcasting	Total

Balance as of December 31, 2007	$6,566,376	$135,531,566	$38,027,546	$180,125,488
Add: Finalization of earnout consideration	—	86,751,419	20,562,708	107,314,127
Less: Modification due to finalization of purchase price allocation	—	(148,332)	(739,366)	(887,698)
Less: Release related to disposal of subsidiaries	—	(58,718,102)	—	(58,718,102)
Less: Impairment loss	(6,566,376)	(128,113,244)	(46,161,471)	(180,841,091)

Balance as of December 31, 2008	$—	$35,303,307	$11,689,417	$46,992,724

The Company completed its annual impairment analysis for 2008. The Company performed the first step of its goodwill impairment test for each of its reporting units and determined that the carrying value of these reporting units exceeded their fair value due to a combination of factors, including the Company’s repositioning in sports and entertainment, the deteriorating macro-economic environment which resulted in a significant decline in customer demand, intense pricing pressure and increasing competition of the reporting units. The fair value of these reporting units was estimated using a discounted cash flow methodology. Having determined that the goodwill of these reporting units was potentially impaired, the Company began performing the second step of the goodwill impairment analysis which involves calculating the implied fair value of their goodwill by allocating the fair value of the reporting units to all of their assets and liabilities other than goodwill and comparing the residual amount to the carrying value of goodwill. Accordingly, the Company recorded goodwill impairment loss of $180,841,091 on these reporting units for the year ended December 31, 2008. No impairment loss was indentified in both 2006 and 2007.

14.	Principal protected note

As of December 31, 2007, the amount represented a $25.0 million unsecured principal protected note (the “Principal Protected Note”) issued by Lehman Brothers Holdings Inc., (“Lehman Brothers”) and matures on January 30, 2009 (the “Maturity Date”). On the Maturity Date, the Principal Protected Note will be redeemed at 100% plus a variable amount based on the performance of the FTSE/Xinhua China 25 Index. The fair value as at December 31, 2007 was $24,909,929. The unrealized loss of $90,076 was charged to other expenses in the consolidated statement of operations during the year ended December 31, 2007. Due to the bankruptcy of Lehman Brothers in September 2008, the Company was of the view that the Principal Protected Note cannot be recovered, and full provision of $24,909,929 has been taken against the carrying value of the Principal Protected Note as of December 31, 2008.

In 2007, the Company acquired a $40 million currency linked note linking to U.S. dollar/RMB exchange rate (the “Currency Linked Note”) which was due on October 26, 2007. The Currency Linked Note was disposed of on October 26, 2007 with a gain of $668,280 being credited to other operating income in the consolidated statement of operations during the year ended December 31, 2007.

Xinhua Sports & Entertainment Limited

Notes to consolidated financial statements — (continued)

15.	Accrued expenses and other payables

Accrued expenses and other payables consisted of the following:

	At December 31, 2007	At December 31, 2008

Accrued salary and welfare	$2,378,594	$2,771,726
Other taxes payable	4,201,560	4,397,486
Consideration payables for acquisition of subsidiaries	2,607,715	21,837,635
Receipt in advance	3,342,152	3,357,461
Deferred revenue	824,990	595,871
Audit and audit related fees	1,045,423	1,789,117
Other	4,800,760	7,493,983

Total	$19,201,194	$42,243,279

16.	Long term payables

	At December 31, 2007	At December 31, 2008

Long term payables, current portion	$4,564,177	$10,363,762
Long term payables, non-current portion	65,066,299	68,305,496

Total	$69,630,476	$78,669,258

The long term payables as of December 31, 2008 represent the outstanding consideration for the acquisition of license agreement and exclusive advertising agreements in Economic Observer Advertising, advertising services agreement in Upper Step and exclusive advertising agreement in Singshine Communication and XFA which are non-interest bearing and have repayment terms ranging from 5 to 50 years with fixed monthly or annual payments. The long term payables as of December 31, 2007 represented the outstanding consideration for the acquisition of license agreement and exclusive advertising agreements in Economic Observer Advertising, advertising services agreement in Upper Step and exclusive advertising agreement in Singshine Communication which were non-interest bearing and have repayment terms ranging from 5 to 50 years with fixed monthly or annual payments.

The payable was accordingly discounted at an effective interest rate ranging from 6% to 8% per annum. Such imputed interest included in the consolidated statement of operations for the years ended December 31, 2006, 2007 and 2008 amounted to $792,872, $4,496,020 and $5,045,122, respectively.

The schedule of principal payments of long term payables as of December 31, 2008 was as follows:

2009	$10,363,762
2010	7,209,941
2011	6,279,697
2012	5,116,829
2013	4,959,387
After 2013	44,739,642

Total	$78,669,258
Less: current portion	10,363,762

Non-current portion	$68,305,496

17.	Capital lease obligations

As of December 31, 2007, the Company leases certain office equipment under agreements that are classified as capital leases. The cost of equipment under capital leases is included in the accompanying consolidated balance sheets as property and equipment and was $1,168,164 at December 31, 2007. Accumulated amortization of the

Xinhua Sports & Entertainment Limited

Notes to consolidated financial statements — (continued)

leased equipment at December 31, 2007, was $613,506. Amortization of assets under capital leases is included in depreciation expense. The whole amount has been repaid in year 2008.

18.	Bank borrowings

The bank borrowings as of December 31, 2007 and 2008 were secured by bank deposits of approximately $47.3 million and $37.5 million, respectively.

The bank borrowings as of December 31, 2007, carried interest ranging from 4.79% to 6.56% per annum and had repayment terms ranging from 1 to 5 years. The bank borrowings as of December 31, 2008 carried interest ranging from 3.61% to 6.72% per annum and had repayment terms ranging from 6 months to 1 year.

19.	Convertible securities

(a)	Redeemable convertible preferred shares

(i) On March 16, 2006, XSEL entered into an agreement with one of XFL’s shareholders and sold 16,404,926 of XSEL’s redeemable convertible preferred shares (“Preferred Share(s)”) for $60,000,000. The cash proceeds were used primarily to acquire the equity interest of certain subsidiaries and affiliates.

The key terms of the Preferred Shares are as follows:

Dividends.  The holders of the Preferred Shares are entitled to receive mandatory cumulative dividends at an annual rate of 11% of the original issue price per annum for each Preferred Share and to be received on a quarterly basis. The Company declared and paid $1,943,333 preferred share dividends for the period from the date of issuance of the Preferred Shares to July 24, 2006.

Conversion.  The Preferred Shares are automatically convertible into common shares at any time after the date of issuance of such shares by obtaining the necessary written consent from the holders of the Preferred Shares; or upon the consummation of a qualified public offering. Each Preferred Share shall be convertible into such number of fully paid and nonassessable common shares as is determined by dividing the par value of the Preferred Shares plus all accrued unpaid dividends on Preferred Shares by the applicable conversion price of (i) $3.66 if certain assets were not acquired directly or indirectly by the Company; and (ii) $5.17 if 100% of certain assets were acquired directly or indirectly by the Company.

The conversion price is subject to adjustments for issuances of the Company’s shares below the conversion price, dividend payment, stock split and other dilution events, except for certain issuances such as issuances in connection with the employee share benefit plan. The Preferred Shares will be automatically converted into the Company’s common shares upon a qualified initial public offering by the Company.

Voting rights.  Each Preferred Share shall entitle the holder to such number of votes as shall equal to the number of common shares into which such Preferred Shares are then convertible.

Redemption.  Preferred Shares may be redeemed at any time after the earlier of (i) December 31, 2008; (ii) the date there is an initial public offering that is not a qualified initial public offering as described in the share purchase agreement; (iii) the Company elects to optionally redeem the Preferred Share; or (iv) failure for the Company to fulfill certain obligations. In connection with the redemption of Preferred Shares, the Company shall pay a redemption price either (a) equal to the face amount plus any accrued and unpaid dividends due on such Preferred Shares plus an amount equal to face amount times 42.86% times number of calendar days in the period from the issuance date to redemption date divided by number of calendar days in the period from the issuance date to December 31, 2008; or (b) the fully paid and non-assessable common shares of XFL, with the price per common share of XFL determined at a 10% discount to the 30 trading day trailing average closing price of such common share of XFL on the relevant exchange. The Company accrued the premium over the redemption period as a deemed dividend with a debit to the retained earnings of $2,157,301 for the period from date of issuance of Preferred Shares to July 24, 2006.

Xinhua Sports & Entertainment Limited

Notes to consolidated financial statements — (continued)

Liquidation preference.  In the event of any liquidation, dissolution or winding up of the Company, of any distribution of assets to its shareholders, either voluntary or involuntary, each Preferred Share holder shall be entitled to receive for each of its Preferred Shares, out of any lawfully available assets of the Company, in preference to the holders of common shares and any other preferred shares, an amount equal to the face amount plus any accrued and unpaid dividends due on such Preferred Shares plus an amount equal to face amount times 42.86% times number of calendar days in the period from the issuance date to the payment date divided by number of calendar days in the period from the issuance date to December 31, 2008.

On July 24, 2006, the Memorandum of Association was amended and the terms of the Preferred Shares were changed as follow:

(i) The Preferred Shares are revised to be redeemable at the option of the Company.

(ii) The dividends are no longer cumulative, and are paid only if declared.

The significant terms of the revised Preferred Shares are as follows:

Conversion.  Each Preferred Share is convertible into Class A common share at a conversion price of $3.66, at the option of the holder at any time after the original date of issuance of such shares, or is automatically converted upon the qualified initial public offering as described in the amended and restated Memorandum of Association of the Company that occurs prior to the December 31, 2008. At any time after January 7, 2009, Preferred Shares holder may notify XSEL to convert all of its Preferred Shares into 160,000 XFL’s shares. In such case, XSEL must use best efforts to procure the delivery of such shares.

Voting rights.  Each Preferred Share shall entitle its holder to vote on an as converted basis with the Class A common share.

Dividends.  Preferred Shares holders are entitled to receive noncumulative dividends only if declared.

Liquidation preference.  In the event of any liquidation, dissolution, or winding up of the Company, or any distribution of assets to its shareholders, either voluntary or involuntary, each Preferred Shares holder shall be entitled to receive for each of its Preferred Shares, out of any lawfully available assets of the Company, in preference to the holders of common shares and any other preferred shares, an amount equal to the sum of (i) two times the face amount (which is $3.66 per preferred share, as adjusted for any split, consolidation or similar event with respect to the preferred shares) plus (ii) any accrued and unpaid dividends due on such Preferred Share plus (iii) after December 31, 2008, 15% per annum multiplied by the sum of (i) and (ii) above.

After the payment in full of the liquidation preference amount to the holders, the total Preferred Shares shall also be entitled to a share of 1% of the remaining assets of the Company.

With the change of terms, the Preferred Shares were reclassified from mezzanine equity to permanent equity.

On September 20, 2006, 819,672 Preferred Shares at carrying value of $3,105,689 were redeemed by the Company for a total redemption amount of $1.00. At the same time, the credit agreement was amended (see note 19(b)), pursuant to which $3,000,000 was reclassified as convertible loan. Redemption gain of $105,688 was recognized directly in equity.

Upon completion of the initial public offering of the Company in March 2007, each Preferred Share was automatically converted into one Class A common share. The number of Class A common shares that have been issued upon conversion of all Preferred Shares was 15,585,254. Accordingly, no Preferred Shares were outstanding as of December 31, 2007.

(ii) On February 18, 2008, the Company entered into an agreement with a shareholder, Yucaipa Global Partnership Fund L.P. (“Yucaipa”), and sold 300,000 redeemable convertible preferred shares (“Series B Preferred Shares” or “the Shares”) recorded in mezzanine equity of each at a stated value (the “Stated Value”) of $100 per share for $30,000,000 with transaction cost of approximately $794,000. The cash proceeds were used primarily to finance the business growth and expansion in China.

Xinhua Sports & Entertainment Limited

Notes to consolidated financial statements — (continued)

The key terms of the Convertible Redeemable Preferred Shares are as follows:

Dividends.  The holders of Series B Preferred Shares are entitled to receive quarterly cumulative dividends at a rate equal to the higher of (i) 8% per annum and (ii) the aggregate amount of dividends declared during the applicable fiscal quarter on the number of Class A common shares into which Series B Preferred Shares were convertible when such dividends were declared. The dividends are payable in cash or stock at XSEL’s option. Declared dividends of $2,000,000 was recognized for the period from the date of issuance of Series B Preferred Shares to December 31, 2008 in which $1,400,000 was settled by issuance of 14,000 Series B Preferred Shares and the remaining $600,000 was accrued as dividends payable.

Conversion.  Series B Preferred Shares are convertible into Conversion Shares, defined as any Class A common shares issued upon conversion of any of the Shares or Series B Preferred Shares issued as payment-in-kind dividends pursuant to the authorizing resolution, at any time and from time to time after the earlier of either (i) one year after the Closing Date, defined as the date on which the issuance, purchase and sale of the Shares, or (ii) the occurrence of any of realization events as defined in the share subscription agreement, without the payment of additional consideration, any Series B Preferred Shares holder shall have the right, at its option, to convert, all or any portion of Series B Preferred Shares held by it into Conversion Shares at the then applicable conversion rate (the “Conversion Rate”). The Conversion Rate at any time shall be determined by dividing an amount (the “Conversion Base Amount”) equal to the sum of (x) the Stated Value per share plus (y) the amount of any accrued preferred dividends per share then remaining unpaid on each Series B Preferred Share being converted by the then applicable Conversion Price per share. The “Conversion Price” shall initially be equal to the US$3.00 per share, but shall be subject to adjustment from time to time as provided herein.

Realization events.  Realization event shall mean any of (a) any change in control of the Company which will occur (i) if any person or group, other than XFL and its affiliates, shall acquire, take control of (whether by merger, consolidation, sale or otherwise, in one transaction or in a related series of transactions) or otherwise beneficially own voting securities of the Company (or any successor entity in a merger or consolidation involving the Company) representing more than 35% of the total voting power of all outstanding voting shares of the Company unless XFL and its affiliates then beneficially own voting shares of the Company representing a higher percentage of the voting power of all such outstanding voting shares of the Company (or such successor entity) or (ii) any person or group, other than XFL and its affiliates, shall obtain the ability to control the Company, (b) any substantial asset sale, (c) any consolidation or merger (other than a reincorporation transaction) or acquisition or sale of voting shares of the Company resulting in the holders of the issued and outstanding voting shares of the Company immediately prior to such transaction beneficially owning or controlling less than a majority of the voting shares of the continuing or surviving entity immediately following such transaction or (d) any tender offer, exchange offer or repurchase offer for more than fifty percent (50%) of the outstanding common shares.

Redemption.  Upon the occurrence of any of realization events as defined in the share subscription agreement, without the payment of additional consideration thereof, the holder of Series B Preferred Shares shall have the right to redeem Series B Preferred Shares at a redemption price equal to the greater of (x) the sum of (i) the Stated Value of such shares plus (ii) any accrued but unpaid dividends on such shares and (y) the fair market value of each redeemable shares as of the redemption date.

Voting rights.  Each Series B Preferred Share shall entitle the holder to such number of votes equal to the number of common shares into which such Series B Preferred Shares are then convertible.

Liquidation preference.  In the event of any liquidation, dissolution or winding up of the Company, of any distribution of assets to its shareholders, either voluntary or involuntary, each Series B Preferred Share holder shall be entitled to receive for each of its Series B Preferred Share, out of any lawfully available assets of the Company, in preference to the holders of common shares and any other preferred shares, an amount equal to the greater of (x) the sum of (i) two times the Stated Value plus (ii) any accrued but unpaid dividends and

Xinhua Sports & Entertainment Limited

Notes to consolidated financial statements — (continued)

(y) the liquidation value attributable to the Conversion Shares into which such Series B Preferred Shares are then convertible.

There were 314,000 Series B Preferred Shares outstanding as of December 31, 2008, in which 14,000 Series B Preferred Shares were issued during the year ended December 31, 2008 as dividends in kind.

(b)	Convertible loan

(i) In addition to the issuance of Preferred Shares, on March 16, 2006, XSEL also entered into a credit agreement with the same XFL shareholder discussed above. Under the credit agreement, XSEL borrowed $10.0 million from the XFL shareholder for a term through December 31, 2008. Interest is payable at LIBOR plus 2.75%; however, the Company shall pay on the loan maturity date an amount either (a) equal to the face amount plus any accrued and unpaid interest due on such loan plus an amount equal to face amount times 42.86% times number of calendar days in the period from the issuance date to payment date divided by number of calendar days in the period from the issuance date to December 31, 2008; or (b) the fully paid and non-assessable common shares of XFL, with the price per common share of XFL determined at a 10% discount to the 30 trading day trailing average closing price of such common share of XFL on the relevant exchange. That holder may convert the note into XSEL’s Class A common shares at any time, at a conversion rate of $3.657438 per share. Pursuant to this credit agreement, XSEL also entered into pledge and security agreements pledging the ownership interest of certain of XSEL’s subsidiaries and XSEL’s assets.

Immediately following redemption of the 819,672 Preferred Shares, the credit agreement was amended such that the additional interest of $272,727.27 related to the convertible loan in arrears from the quarter starting April 1, 2006 should accrue until the quarter ending December 31, 2008 with the total increase amounting to $3,000,000 being payable upon maturity.

In addition, upon conversion, the sum of (i) the aggregate amount of the outstanding principal amount of the loans plus (ii) all accrued and unpaid interest plus (iii) $3,000,000 less any amount of accrued accreting interest paid simultaneously therewith should be convertible into XSEL’s common shares. Hence, the $3,000,000 interest originally accruing through maturity of the notes would be immediately available for conversion into XSEL’s common shares upon a qualified initial public offering by XSEL if that happens before December 31, 2008.

On March 14, 2007, the convertible loan with the accrued interest of $14,284,751 was converted into 3,554,401 Class A common shares.

(ii) On October 21, 2008 (the “Convertible Loan Closing Date”), XSEL has entered into a secured convertible loan facility for up to $80 million with affiliates (collectively, the “Investors”) of Patriarch Partners LLC, a global investment firm based in New York and currently a shareholder of XSEL. The funds will be used to finance its expansion in its broadcast business, with a focus on sports. The facility is for a term of four years, and is secured by certain television assets of the Company with carrying value as of December 31, 2008 approximately $7,956,000. As of December 31, 2008, the Company has drawn $33.2 million through this loan facility (the “Convertible Loan”) with transaction cost of approximately $2,542,000.

The key terms of the Convertible Loan are as follows:

Maturity date.  The maturity date is the earlier of (i) October 21, 2012 and (ii) the date that the loan shall become due and payable in full hereunder, whether by acceleration or otherwise.

Interest.  Interest is payable monthly at LIBOR plus 6%.

Conversion.  The sum of the outstanding principal amount plus all accrued and unpaid interest shall convert into Class A common shares at the Conversion Price (as defined below) at any time after the first anniversary of the Convertible Loan Closing Date. The Convertible Loan is convertible into Class A common share after one year at a conversion price of $1.12 per share. The conversion price will be increased to $1.37 per share after the second year and to $1.62 per share after the third year that the facility is outstanding.

Xinhua Sports & Entertainment Limited

Notes to consolidated financial statements — (continued)

Optional prepayment.  The Company may voluntarily prepay the Convertible Loan at any time except (i) at any time during the first year following the Closing Date or (ii) after the first year following the Closing Date, if the current market price of the Class A common share is less than 110% of the then applicable Conversion Price.

Mandatory prepayment.  The Company is required to prepay the Convertible Loan upon the occurrence of any of (i) Debt or Equity offering and (ii) Change of control.

20.	Non-vested shares

In June 2006, XSEL granted 11,050,000 Class A common shares of $0.001 each (“Non-vested Shares”) to a director, Ms. Fredy Bush as fully paid shares at par. The Non-vested Shares shall be subject to a 5-year vesting period and one-fifth of the total Non-vested Shares granted, being 2,210,000 common shares, shall become vested on each of the first annual anniversary dates after the date of grant.

The following table summarizes information regarding the Non-vested Shares:

	Number of Non-Vested	Fair Value of
Grant Date	Shares Issued	Common Shares

June 13, 2006	11,050,000	$0.6	*

*	The fair value was determined based on a valuation made by an independent appraiser.

Pursuant to a resolution passed on March 7, 2007, 1,500,000 Non-vested Shares held by the family trust fund of Fredy Bush became vested on March 9, 2007. Pursuant to a resolution passed on January 22, 2008, 725,000 and 2,170,000 Non-vested Shares held by the family trust fund of Fredy Bush became vested on January 22, 2008 and June 13, 2008, respectively. Pursuant to a resolution passed on December 17, 2008, the remaining 6,655,000 Non-vested Shares held by the family trust fund of Fredy Bush became early vested on December 17, 2008 and the related share based compensation has been increased by $1,423,000. There are 9,550,000 Non-vested Shares outstanding as of December 31, 2007 and nil Non-vested Shares outstanding as of December 31, 2008.

There are 1,500,000 and 9,550,000 Non-vested Shares transferred into Class A common shares after vesting during the year ended December 31, 2007 and 2008, respectively.

A summary of Non-vested Shares as of December 31, 2007 ad 2008 and changes in the year is presented below:

	Number of Non-Vested Shares
	2007	2008

Outstanding as of January 1	11,050,000	9,550,000
Vested during the year	(1,500,000)	(9,550,000)

Outstanding as of December 31	9,550,000	—

Accordingly, the Company recorded compensation expense of $1,666,382, $2,001,856 and $2,961,762 in administrative expenses for the years ended December 31, 2006, 2007 and 2008, respectively.

21.	Warrants

In connection with the acquisition of Upper Step, XSEL issued to Sino Investment 4,099,968 warrants to purchase 4,099,968 Class A common shares with a strike price of $3.659 per share on September 22, 2006. In addition, XSEL issued 630,000 warrants to purchase 630,000 Class A common shares to a consultant with a strike price of $3.659 per share on December 7, 2006. The warrants are fully vested upon the date of grant. For the warrant to Sino Investment, total fair value of $628,000 at the date of grant was capitalized as part of the consideration paid for the acquisition of Upper Step. The warrants to the consultant shall be subject to a 5-year lock-up period. The related compensation expense of $111,000 was recorded as consultancy fee in administrative expenses for the year ended December 31, 2006 and represented the fair value of the warrants on the grant date.

Xinhua Sports & Entertainment Limited

Notes to consolidated financial statements — (continued)

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

Pursuant to a resolution of the directors of XSEL on January 15, 2007, XSEL granted warrants to an employee of the Company for the purchases of 221,280 Class A common shares in XSEL. The warrants entitle the warrant holder to acquire ordinary shares of XSEL at an exercise price of $5.00 each. The related compensation expenses of $459,849 and nil was included in administrative expenses for the years ended December 31, 2007 and 2008, respectively and represented the fair value of the warrants on the grant date. The warrants expired on January 15, 2008 without being exercised.

The warrants are American type of warrants, which can be exercised anytime after the vest date and before expiry. Binomial option pricing model is designed for American type of warrants while Black-Scholes option pricing model is designed for European type of warrants. And, the difference between Binomial option pricing model and Black-Scholes option pricing model is the possible early exercise premium. In case of a zero dividend yield, such difference is very minimal. However, if dividends are not zero, a small difference may exist. To facilitate better comparison in future if dividend yield exists, Binomial option pricing model is considered more appropriate. For better estimating the fair value of the warrants if there is dividend yield in the future, the Company has used Binomial option pricing model for those warrants granted in 2007, instead of using Black-Scholes option pricing model.

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

The fair value was determined based on a valuation by an independent appraiser under the supervision of the management of the Company. As of December 31, 2007 and 2008, there were 4,951,248 and 4,729,968 warrants outstanding, respectively.

A summary of warrants as of December 31, 2007 and 2008 and changes in the year is presented below:

	Number of Warrants
	2007	2008

Outstanding as of January 1	4,729,968	4,951,248
Expired during the year	—	(221,280)
Granted during the year	221,280	—

Outstanding as of December 31	4,951,248	4,729,968

Xinhua Sports & Entertainment Limited

Notes to consolidated financial statements — (continued)

These warrants are subject to transfer restrictions and do not have any voting rights, entitlement of dividends, rights to the surplus assets of the Company in the event of a winding-up or reorganization of the Company and generally all of the rights attaching to common shares.

22.	Share options

Pursuant to a resolution of the directors of XSEL on July 11, 2006, XSEL granted options to employees of the Company for the purchase of a maximum of 11,727,602 shares in XSEL, subject to vesting requirements. The options entitle the option holder to acquire common shares of XSEL at an exercise price of $0.78 each. The fair value of the share option at grant date was $0.14 for each option. Pursuant to a resolution passed on December 17, 2008, 400,000 options held by some senior executives became early vested on December 17, 2008.

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

Option exercise — the term of options granted under individual option agreements may not exceed five years from the date of grant. The consideration to be paid for XSEL shares upon exercise of an option or purchase of shares underlying the option will be determined by the plan administrator.

Termination of option agreements — unless terminated earlier, XSEL share options granted under individual option agreements will expire in 2011. XSEL’s Board of Directors will have the authority to amend or terminate the share option agreement subject to shareholder approval to the extent necessary to comply with applicable law.

The exercisable period of the option granted to employees on July 11, 2006 is 5 years up to 2011.

Management has used the Black-Scholes option pricing model to estimate the fair value of the options granted to employees on July 11, 2006 with the following assumptions:

Exercise price	$0.78
Expected life	3.61 years
Assumed volatility	38.3%
Risk-free interest rate	5.68%
Expected dividends	0%

On February 7, 2007, the shareholders of the Company adopted a 2007 share option plan, under which the Company may grant its directors, consultants and employees various types of awards including options to purchase common shares of the Company, restricted shares or restricted share units. The maximum aggregate number of shares that may be issued pursuant to all awards is equal to the lesser of (i) 19,530,205 Class A common shares, or (ii) a lesser number of common shares determined by the administrator of the plan. The term of each award under the 2007 share option plan will be specified in the award agreement, but the life of any award may not exceed ten years from the date of grant.

Xinhua Sports & Entertainment Limited

Notes to consolidated financial statements — (continued)

Pursuant to resolutions of the directors meeting or compensation committee meeting of the Company on April 25, 2007, September 26, 2007, March 7, 2008, April 25, 2008 and June 13, 2008, the Company granted options to directors and a consultant of the Company with key terms as follows:

			<1>	<1>
Date of grant	April 25, 2007	September 26, 2007	April 1, 2008	April 30, 2008	June 13, 2008
Number of options granted	90,000	120,000	400,000	60,000	120,000
Grantees	3 independent directors	4 independent directors	A consultant	2 independent directors	6 independent directors
Weighted average fair value of the options at date of grant	$1.85	$1.85	$0.97	$1.39	$0.77
Exercise price	$6.5	$4.39	$1.325	$1.64	$1.265
Term of options	May not exceed 10 years from the date of grant	May not exceed 10 years from the date of grant	May not exceed 3.75 years from the date of grant	May not exceed 10 years from the date of grant	May not exceed 10 years from the date of grant
Vesting period — one third of total number of options will vest upon each of:	March 8, 2008	September 26, 2008	December 31, 2008	April 30, 2009	June 13, 2008
	March 8, 2009	September 26, 2009	December 31, 2009	April 30, 2010	June 13, 2009
	March 8, 2010	September 26, 2010	December 31, 2010	April 30, 2011	June 13, 2010
Expiration date of options	April 24, 2017	September 25, 2017	December 31, 2011	April 29, 2018	June 12, 2018

<1>	The dates of Board of Directors’ or of the compensation committee’s resolution for those share options granted as of April 1, 2008 and April 30, 2008 were as of March 7, 2008 and April 25, 2008, respectively.

The above share options expire upon the earlier of (1) immediately upon termination of service with XSEL, (2) 3 months after termination of service with XSEL as a result of voluntary termination, or (3) expiration date of the options. The options are American type of option, which can be exercised anytime after the vest date and before expiry. Binomial option pricing model is designed for American type of option while Black-Scholes option pricing model is designed for European type of option. The difference between Binomial option pricing model and Black-Scholes option pricing model is the possible early exercise premium. In case of a zero dividend yield, such difference is very minimal. However, if dividends are not zero, a small difference may exist. For better comparison in future if dividend yield exists, Binomial option pricing model is considered more appropriate. And for better estimating the fair value of the options if there is dividend yield in the future, the Company used Binomial option pricing model for those options granted in 2007 and 2008, instead of using Black-Scholes option pricing model.

The fair values were calculated using the Binomial option pricing model. The assumptions used in determining the fair value at the respective date of grants were as follows:

	April 25,	September 26,	April 1,	April 30,	June 13,
Date of Grant	2007	2007	2008	2008	2008

Exercise price	$6.5	$4.39	$1.325	$1.64	$1.265
Expected price volatility range	44%	44%	89%	88%	93%
Contractual life	10 years	10 years	3.75 years	10 years	10 years
Risk-free interest rate	4.66%	4.63%	2.295%	3.770%	4.270%
Expected dividends	0%	0%	0%	0%	0%
Trigger price multiple	1.5 times	1.5 times	2 times	2 times	2 times

Expected price volatility range is derived by referring to the statistical analysis of the weekly share prices of comparable listed companies 3 years prior to the date of granting the option. The expected life of the option is derived by assuming that the grantee will exercise the options in accordance with their sub-optimal exercise policy. The risk free interest rate is based on the yield to maturity of the US Treasury Bond as of the grant date with maturity closest to the relevant option expiry date. The trigger price multiple for the exercise of option is assumed to be 1.5 to 2.0 times to exercise the option.

Xinhua Sports & Entertainment Limited

Notes to consolidated financial statements — (continued)

A summary of options under the plan as of December 31, 2008 and changes in the year is presented below:

			Weighted Average
	Number of	Weighted-Average	Grant-Date Fair
	Share Option	Exercise Price	Value

Outstanding as of January 1, 2008	7,678,727	$0.90	$0.19
Granted during the year	580,000	$1.35	$0.97
Lapsed during the year	(774,402)	$0.78	$0.14
Exercised during the year	(194,662)	$0.78	$0.14

Outstanding as of December 31, 2008	7,289,663	$0.96	$0.26

Vested and expected to be vested as of December 31, 2008	7,287,439	$0.96	$0.26

Exercisable as of December 31, 2008	5,986,160	$0.85	$0.18

The following table summarizes information with respect to shares options outstanding as of December 31, 2008:

	Options Outstanding				Options Exercisable
			Weighted-				Weighted-
		Weighted-	Average	Weighted-		Weighted-	Average	Weighted-
		Average	Remaining	Average		Average	Remaining	Average
	Number of	Exercise	Contractual	Intrinsic	Number of	Exercise	Contractual	Intrinsic
	Outstanding	Price	Life	Value	Exercisable	Price	Life	Value

Date of grant:
July 11, 2006	6,499,663	$0.78	2.5	$—	5,742,827	$0.78	2.5	$—
April 25, 2007	90,000	$6.50	8.3	$—	30,000	$6.50	8.3	$—
September 26, 2007	120,000	$4.39	8.7	$—	40,000	$4.39	8.7	$—
April 1, 2008	400,000	$1.33	3.0	$—	133,333	$1.33	3.0	$—
April 30, 2008	60,000	$1.64	9.3	$—	—	$—	—	$—
June 13, 2008	120,000	$1.27	9.5	$—	40,000	$1.27	9.5	$—

	7,289,663	$0.96	2.9	$—	5,986,160	$0.85	2.6	$—

During the years ended December 31, 2006, 2007 and 2008, compensation expense of $626,858, $609,868 and $670,590 was recognized and included in administrative expenses, respectively. The total amount of cash received from exercise of share option was $2,173,875 and $151,836 for the years ended December 31, 2007 and 2008, respectively. The total fair value of shares vested during the years ended December 31, 2007 and 2008 was $29,320,013 and $1,312,710, respectively. The total intrinsic value of shares exercised during the years ended December 31, 2007 and 2008 was $9,000,002 and $171,993, respectively. As of December 31, 2007 and 2008, the Company’s unrecognized share-based compensation costs related to share options totaled $600,133 and $400,071 which is expected to be recognized over a weighted-average vesting period of 1.5 years and 1.1 years, respectively.

23.	Restricted share units

Pursuant to a resolution of the directors of XSEL on January 23, 2008, XSEL granted restricted share units to certain directors and employees of the Company for 5,536,000 shares in XSEL, subject to vesting requirements. The restricted share units will expire immediately upon termination of service with XSEL.

The fair value of restricted share units is determined as $2.24 per share, based on the closing market price of the Company at the appraisal date, together with the adjustment on the marketability discount. Marketability discount was deducted from the downside risk arising from the holders’ inability to sell the restricted share units in the public market. The compensation expense was calculated based on the fair value after the forfeiture rate which is estimated based on the historical staff turnover rate.

Xinhua Sports & Entertainment Limited

Notes to consolidated financial statements — (continued)

The vesting period of 5,536,000 restricted share units at grant date is presented as below:

1,868,400 shares will be vested on March 31, 2008

1,846,800 shares will be vested on March 31, 2009

1,820,800 shares will be vested on March 31, 2010

Pursuant to a resolution of Compensation Committee of the Board of Directors passed on December 17, 2008, 1,084,000 restricted share units held by some directors became early vested on December 17, 2008.

The vesting period of 2,010,800 restricted share units outstanding as of December 31, 2008 is presented as below:

1,021,800 shares will vest on March 31, 2009

989,000 shares will vest on March 31, 2010

A summary of restricted share units as of December 31, 2008 and changes in the period is presented below:

Number of Shares
2008

Granted during the period	5,536,000
Vested during the period	(2,946,400)
Lapsed during the period	(578,800)

Outstanding as of December 31	2,010,800

These shares are subject to transfer restrictions and do not have any voting rights, entitlement of dividends, rights to the surplus assets of the Company in the event of a winding-up or reorganization of the Company and generally all of the rights attached to common shares until they are vested.

Accordingly, the Company recorded compensation expense of $8,690,792 in administrative expenses for the year ended December 31, 2008 which represents amortization of the fair value of restricted share units on the grant date over a period of 3 years. As of December 31, 2008, unrecognized share-based compensation related to restricted share units totaled $1,822,424 which is expected to be recognized over the remaining vesting period of 15 months.

24.	Capital Structure

On January 12, 2006, in connection with the acquisition of 60% interest in EconWorld Media, XSEL issued 1,000 shares (adjusted for the effect of share subdivision on March 16, 2006) with par value of $0.001 for a total consideration of $4,553,599, which represented XFL’s investment in EconWorld Media.

On March 16, 2006, XSEL issued 42,612,289 shares at par value of $0.001 per share to XFL, which has been accounted for as a stock split. The share proceeds of $42,612 remained outstanding and subscription receivable of $42,612 was recorded.

Pursuant to a special resolution passed on March 16, 2006, every issued and unissued share of $1.0 each in the capital of XSEL is subdivided into 1,000 share of $0.001 each. Accordingly, immediately after the subdivision, XSEL has an authorized share capital of $50,000 divided into 50,000,000 shares of $0.001 each and issued share capital of $2 divided into 2,000 shares of $0.001 each. All share and per share amounts were retroactively adjusted to reflect this share subdivision.

In addition, on March 16, 2006, the authorized share capital of XSEL was increased to $1,000,000 and thereafter, be redesignated and reclassified into (a) 22,000,000 Preferred Shares of $0.001 each and (b) 978,000,000 common shares of $0.001 each. Accordingly the amended authorized share capital is $1,000,000 divided into 978,000,000 common shares of a nominal or par value of $0.001 each and 22,000,000 preferred shares of a nominal or par value of $0.001 each.

Xinhua Sports & Entertainment Limited

Notes to consolidated financial statements — (continued)

On July 24, 2006, XSEL redesignated its 42,614,289 common shares held by XFL as Class B common shares and 11,050,000 Non-vested Shares held by a director, Fredy Bush, as Class A common shares.

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

The Class B common shares shall entitle the holder to ten votes per share; entitle the holder to convert such shares into Class A common shares on a one to one basis at any time upon delivery of written notice to the Board of Directors; upon any sale, pledge, transfer, assignment or disposition of Class B common shares by a holder thereof to any person or entity which is not at any time a wholly-owned and wholly-controlled subsidiary of XFL, automatically convert into Class A common shares and, for the avoidance of doubt, at any time such subsequent holder ceases to be a wholly-owned and wholly-controlled subsidiary of XFL, the Class B common shares held by such holder shall automatically convert into Class A common shares; and otherwise rank pari passu with the Class A common shares.

On September 20, 2006, 6,400,000 authorized and unissued Preferred Shares were cancelled and the authorized number was reduced to 15,600,000 Preferred Shares.

On September 21, 2006, 5,761,317 and 1,679,012 Class B common shares were issued to XFL for the acquisition of 50% equity interests of Economic Observer Advertising and 51% equity interest of Shanghai Hyperlink, respectively.

On September 22, 2006, pursuant to a number of share subscription agreements, XSEL issued 125,053 and 1,613,169 and 5,761,317 Class A common shares to three individuals in exchange for their entering into Deeds of Non-Competition Undertaking and Release with XSEL and Beijing Century Media, Shanghai Hyperlink, and Economic Observer Advertising respectively, for a term of four years as part of the acquisition of Beijing Shiji Guangnian Advertising Co., Ltd. (“Beijing Century Advertising”), Shanghai Hyperlink and Economic Observer Advertising.

On September 22, 2006, 6,929,544 Class A common shares were issued to Sino Investment for XSEL’s investments in Upper Step and Accord Group.

On November 1, 2006, pursuant to a share subscription agreement, XSEL issued 6,532,071 and 6,532,071 Class A common shares to an individual in exchange for his entering into a Deed of Non-Competition Undertaking and Release with XSEL and Beijing Century Advertising for a term of four years as part of the acquisition of Accord Group and Upper Step.

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

Xinhua Sports & Entertainment Limited

Notes to consolidated financial statements — (continued)

On July 30, 2007, the Company repurchased and cancelled 1,932,000 Class A common shares amounting to $8,629,986.

On August 23, 2007, 546,248 Class A common shares amounting to $1,742,531 were issued for the acquisition of 70% equity interest of Small World.

On September 28, 2007, 1,570,351 Class A common shares were issued upon exercise of the Company’s share options with proceeds of $1,224,874.

On November 13, 2007, 2,043,347 Class A common shares amounting to $8,295,990 were issued for the acquisition of 49% equity interest of Beijing Perspective.

On January 22, 2008, 725,000 Non-vested Shares were transferred into 725,000 Class A common shares upon vesting.

In March and April 2008, 2,000,000 Class A common shares were issued for future exercise of share options and 604,000 Class A common shares were issued upon the exercise of share options by employees.

On April 1, 2008, 3,261,670 Class A common shares amounting to $4,741,380 were issued for the earnout consideration determined in 2008 in relation to the acquisition of 100% equity interest of M-in Group in 2007.

On April 8, 2008, the Company repurchased and cancelled 3,416,890 Class A common shares amounting to $4,963,138.

On April 25, 2008, 50,000 Class A common shares amounting to $195,000 were issued for settling the remaining consideration for the acquisition of 100% equity interest of Singshine Communication.

On June 13, 2008, 2,170,000 Non-vested Shares were transferred into 2,170,000 Class A common shares upon vesting.

On August 15, 2008, 300,000 Class A common shares amounting to $369,000 were issued as consideration for an one-year consultancy service.

On October 16, 2008, 4,000,000 Class A common shares amounting to $2,660,000 were issued for acquisition of license agreement.

On December 17, 2008, 6,655,000 Non-vested Shares were transferred into 6,655,000 Class A common shares upon vesting.

On December 31, 2008, 50,054,618 Class B common shares were transferred to 50,054,618 Class A common shares upon conversion of XFL’s ownership interest in the Company, thus relinquishing XFL’s super voting rights in the Company.

25.	Provision for income taxes

XSEL is a tax exempted company incorporated in the Cayman Islands. The Company’s subsidiaries incorporated in Hong Kong and PRC are subject to Hong Kong Profits Tax and Foreign Enterprise Income Tax in the PRC.

On March 16, 2007, the National People’s Congress adopted the Enterprise Income Tax Law (the “New Income Tax Law”), effective on January 1, 2008, replaced the separate income tax laws for domestic enterprises and foreign-invested enterprises, which are PRC subsidiaries of the Company, by adopting unified income tax rate of 25% for most enterprises. In accordance with the implementation rules of the New Income Tax Law, the preferential tax treatments granted to various of the Company’s PRC entities did not continue and they are subject to the statutory 25% tax rate and therefore the Company used such rate in the calculation of the Company’s deferred tax balances, except for certain entities that the transition rules would allow certain of PRC entities to continue to enjoy the tax rate that is lower than 25%.

Due to the changes in the new tax law in March 2007, the Company’s deferred tax balances were calculated based on the newly enacted tax rate effective on January 1, 2008. The impact on the deferred taxes resulting from

Xinhua Sports & Entertainment Limited

Notes to consolidated financial statements — (continued)

the rate change as of January 1, 2008 is an adjustment to the net deferred tax liabilities of $12,277,520, representing a decrease in deferred tax liabilities and a decrease in deferred tax expense. The Company also recorded lower deferred tax assets for certain of its PRC subsidiaries at the 25% rate but because of full valuation allowance on most of these PRC subsidiaries, the change in statutory tax rate in this regard has resulted in no significant effect to current year’s income tax provision for these entities in 2007.

Prior to December 31, 2008, one of the subsidiaries applied for the New and High-Tech Enterprise (“HNTE”) status that would allow for a reduced 15% tax rate under China’s Enterprise Income Tax Law (“EIT Law”) and approval of such application has been granted prior to December 31, 2008. Pursuant to the PRC tax laws, this subsidiary is entitled to preferential tax treatment with full tax exemption from PRC corporate income tax (“CIT”) for two years starting from the first profitable year of operations, followed by 50% reduction in CIT rate for the next three years. This subsidiary is exempted from CIT for the year ended 31 December 2007 and 2008. Accordingly, we have used the reduced applicable tax rate of 7.5% in our calculations of deferred tax balances. The Company has applied the 7.5% tax rate in our calculation of deferred taxes because we expect to retain the HNTE status for the foreseeable future and the expected deferred tax liabilities will be fully settled in coming 3 years.

Undistributed earnings of the Company’s PRC subsidiaries of approximately $28,686,000 at December 31, 2008 are considered to be indefinitely reinvested and, accordingly, no provision for PRC dividends withholding tax has been provided thereon. Upon distribution of those earnings in the form of dividends or otherwise in the future, the Company would be subject to the then applicable PRC tax laws and regulations.

The Company’s subsidiaries incorporated in Hong Kong are taxed at 17.5% up to December 31, 2007 and at 16.5% beginning from January 1, 2008, on the assessable profits arising in or derived from Hong Kong. In the 2008-09 Financial Budget delivered on February 27, 2008, the Financial Secretary of the Government of the Hong Kong Special Administrative Region proposed to lower the Hong Kong Profits Tax rate from 17.5% to 16.5%. The proposal was formally enacted on June 26, 2008.

For those Hong Kong subsidiaries which generate PRC sourced income, PRC income tax should still be payable on the assessable profits at 33% up to December 31, 2007 and at 25% beginning from January 1, 2008.

Under US GAAP, a deferred tax liability should be recorded for taxable temporary differences attributable to the excess of financial reporting amounts over tax base amounts, including those differences attributable to a more than 50% interest in a domestic subsidiary. However, recognition is not required in situations where the tax law provides a means by which the reported amount of that investment can be recovered tax-free and the enterprise expects that it will ultimately use that means. The Company has not recorded any such deferred tax liability attributable to the undistributed earnings of its financial interest in VIE affiliate because it believes such excess earnings can be distributed in manner that would not be subject to tax.

Uncertainties exist with respect to how the PRC’s current income tax law applies to the Company’s overall operations, and more specifically, with regard to tax residency status. The New Income tax Law includes a provision specifying that legal entities organized outside of the PRC will be considered residents for PRC income tax purposes if their place of effective management or control is within PRC. The Implementation Rules to the New Law provide that non-resident legal entities will be considered PRC residents if substantial and overall management and control over the manufacturing and business operations, personnel, accounting, properties, etc. occurs within the PRC. Additional guidance is expected to be released by the PRC government in the near future that may clarify how to apply this standard to taxpayers. Despite the present uncertainties resulting from the limited PRC tax guidance on the issue, the Company does not believe that its legal entities organized outside of the PRC should be treated as residents for the New Income tax Law’s purposes. If one or more of the Company’s legal entities organized outside of the PRC were characterized as PRC tax residents, the impact would adversely affect the Company’s results of operation.

The Company has adopted FIN 48 on January 1, 2007 and there is no material impact on the Company’s financial positions results of operations and cash flows on its adoption of FIN 48 and during the years ended December 31, 2007 and 2008. The Company has no additional material uncertain tax positions as of December 31,

Xinhua Sports & Entertainment Limited

Notes to consolidated financial statements — (continued)

2007 and 2008. The Company classifies interest and/or penalties related to unrecognized tax benefits as a component of income tax provisions; however, as of December 31, 2007 and 2008, there is no interest and penalties related to uncertain tax positions, and the Company has no material unrecognized tax benefit which would favorably affect the effective income tax rate in future periods. The Company does not anticipate any significant increases or decreases to its liability for unrecognized tax benefit within the next twelve months. For PRC, tax years 1998 through 2008 still remain subject to examination by the PRC tax authorities. For Hong Kong, tax years 2003 through 2008 still remain subject to examination by the Hong Kong tax authorities.

Provision for income taxes comprises of the following:

	For the Year Ended	For the Year Ended	For the Year Ended
	December 31, 2006	December 31, 2007	December 31, 2008

Current tax	$1,770,278	$3,292,456	$6,719,479
Deferred tax	(700,741)	(15,518,106)	(4,365,037)

Total	$1,069,537	$(12,225,650)	$2,354,442

Xinhua Sports & Entertainment Limited

Notes to consolidated financial statements — (continued)

Reconciliation between the provision for income taxes computed by applying the PRC enterprise income rate of 25% (2006 and 2007: 33%) to income (loss) before provision for income taxes and the actual provision for income taxes is as follows:

	For the Year Ended	For the Year Ended	For the Year Ended
	December 31, 2006	December 31, 2007	December 31, 2008

Net income (loss) before provision for income taxes	$6,170,326	$17,115,989	$(271,877,089)
PRC statutory tax rate	33%	33%	25%

Income tax at statutory tax rate	2,036,208	5,648,276	(67,969,272)
Expenses not deductible for tax purposes:
Entertainment	87,524	132,158	169,079
Salaries and employees’ benefits	468,998	1,096,777	3,119,224
Impairment loss on goodwill	—	—	45,210,272
Impairment loss on Principle Protected Note	—	—	6,227,482
Impairment loss on promissory note receivable and accrued interest income	—	—	2,130,371
Loss on disposal of subsidiaries	—	—	1,180,176
Allowance for inter-company balance	163,481	—	—
Other	75,830	203,999	151,861
Non-taxable income	—	(471,094)	(89,955)
Effect of income tax rate differences in other jurisdictions	2,319,620	1,130,641	3,636,183
Changes in valuation allowances	705,553	131,802	9,813,055
Foreign income taxes	183,797	28,932	—
Effect of tax exemptions	(4,997,098)	(8,398,360)	(1,050,962)
Effect of change in tax rate	—	(11,263,434)	(198,787)
Overprovision in prior years	—	(395,474)	—
Other	25,624	(69,873)	25,715

Provision for income taxes	$1,069,537	$(12,225,650)	$2,354,442

PRC income taxes that would have been payable without the tax exemptions amounted to approximately $4,997,000, $8,400,000 and $1,051,000 for the years ended December 31, 2006, 2007 and 2008, respectively. Basic and diluted net loss per share would have been increased to $0.18 for the year ended December 31, 2006. The basic and diluted net income per share would have been decreased to $0.16 and $0.15, respectively, for the year ended December 31, 2007. The basic and diluted net loss per share would have been increased to $2.04, for the year ended December 31, 2008.

Xinhua Sports & Entertainment Limited

Notes to consolidated financial statements — (continued)

The principal components of the deferred income tax assets and liabilities are as follows:

	At December 31,	At December 31,
	2007	2008

Deferred tax assets:
Capitalized content production cost	$22,634	$—
Property and equipment	—	547,018
Provision for amount due from a related party	—	430,327
Allowance for doubtful debts	—	1,761,113
Net operating losses	3,569,824	11,636,501
Other intangible assets	94,598	50,299

Total	3,687,056	14,425,258
Less: Valuation allowance, current portion	—	(769,033)
Valuation allowance, non-current portion	(3,569,824)	(12,613,846)

Deferred tax assets, net	117,232	1,042,379
Deferred tax liability:
Intangible assets	$37,741,579	$31,679,491

Total	$(37,624,347)	$(30,637,112)

Reported as:
Deferred tax assets, current portion	$22,634	$1,042,379
Deferred tax assets, non-current portion	$94,598	$—
Deferred tax liabilities, non-current portion	$(37,741,579)	$(31,679,491)

Total	$(37,624,347)	$(30,637,112)

Due to the uncertainty of the level of PRC statutory income and the Company’s lack of operating history, management does not believe certain subsidiaries will generate taxable PRC statutory income in the near future and it is more likely than not that not all of the deferred tax assets will be realized, a valuation allowance has been established for certain amount of deferred tax assets at December 31, 2007 and December 31, 2008.

The Company has tax loss carry forwards of $11,050,028, $14,769,485 and $48,072,686 for the years ended December 31, 2006, 2007 and 2008, respectively. The net tax loss carry forwards for the PRC subsidiaries expire on various dates through 2013 and there is nil net tax loss carries forwards for the Hong Kong subsidiaries.

Valuation allowance for deferred tax assets with tax benefits subsequently recognized will be allocated to reduce goodwill or other noncurrent intangible assets of the acquired entities and this amounted to approximately $2,368,000 as of December 31, 2007 and $2,361,000 as of December 31, 2008. No significant tax benefits have been utilized during the years ended December 31, 2007 and 2008.

Xinhua Sports & Entertainment Limited

Notes to consolidated financial statements — (continued)

26.	Related party transactions

Other than those disclosed elsewhere in the financial statements, the Company has entered into the following transactions with related parties.

Amounts due from (to) related parties were as follows:

	At December 31,	At December 31,
	2007	2008

Due from related parties:
Due from affiliates(a)	$2,499,907	$1,048,108
Due from directors(b)	210,868	119,092
Due from minority shareholders of subsidiaries(f)	—	55,646
Due from related companies(c)	4,678,436	5,324,790

Total	$7,389,211	$6,547,636

Due to related parties:
Due to affiliates(d)	376,838	1,583,229
Due to related companies(c)	—	24,615
Due to directors(b)	72,465	7,278
Due to a shareholder(e)	—	600,000
Due to minority shareholders of subsidiaries(f)	153,395	—

Total	$602,698	$2,215,122

Due to Parent and its affiliates(g)	$5,251,224	$1,131,050

Interest receivable on promissory note receivable, current portion	$722,038	$—

Promissory note receivable, non-current portion	$7,900,000	$—

Due from a related party, non-current portion(h)	$—	$1,506,137

(a)	Amounts due from affiliates as of December 31, 2007 and 2008 principally represented advance to former shareholders of subsidiaries. The amounts are non-interest bearing and repayable on demand.

In 2007, additional amount of $1,200,000 was advanced to a former shareholder and a fixed interest of $450,000 was mutually agreed to be charged on the outstanding balance. All the outstanding balance and the interest were fully settled in 2007.

In 2008, the Company advanced to a former shareholder of $1,721,306 and full provision was recognized for the amount advanced to this former shareholder based on estimation of future cash flow from this former shareholder.

(b)	Amounts due from and to directors represented advance from and to directors of the Company and directors of subsidiaries and are non-interest bearing and repayable on demand.

(c)	Amounts due from and to related companies as of December 31, 2007 included advances of $1,713,806 to a company owned by one of the Company’s shareholders which is non-interest bearing and repayable within one year. The repayment terms of this advance was renewed in 2007. This related company has also repaid $2,000,000 for a loan borrowed in 2006 that was secured by the registered capital of the borrower. In 2007, the Company sold television program to this related company amounting to $1,863,318, of which $900,943 was included in amounts due from related companies as of December 31, 2007. There is no repayment from this related company in 2008 and additional $317,803 was advanced to this related company.

Xinhua Sports & Entertainment Limited

Notes to consolidated financial statements — (continued)

The balance as of December 31, 2007 also included an entrusted loan of $2,063,687 provided to a shareholder through a bank. The entrusted loan is unsecured, non-interest bearing and repayable within one year. The entrusted loan was repaid in 2008.

The balance as of December 31, 2008 included an entrusted loan of $2,256,344 provided to a company owned by one of the Company’s shareholders in 2008 through a bank. The entrusted loan is unsecured, non-interest bearing and repayable on demand.

The balance as of December 31, 2008 also included an advance of $135,895 to a cost method investee. The advance is unsecured, non-interest bearing and repayable on demand.

(d)	Amounts due to affiliates as of December 31, 2007 principally represented advance from former shareholders of subsidiaries and are non-interest bearing and repayable on demand. The amounts as of December 31, 2008 principally represented advance from former shareholders of subsidiaries and are non-interest bearing and repayable on demand.

(e)	Amount due to a shareholder represented accrued dividends on Series B Preferred Shares issued in February 2008.

(f)	Amount due to and from minority shareholders of subsidiaries as of December 31, 2007 and 2008 were non-interest bearing and due on demand.

(g)	Amounts due to Parent and its affiliates represented amounts borrowed from XFL and subsidiaries of XFL (collectively, “XFL Group”) which are not members of the Company and are due on demand. As of December 31, 2007, the balance mainly represented 2007 earn-out consideration of $4,947,039 for the acquisition of Economic Observer Advertising in June 2006. For the year ended December 31, 2008, XFL Group has paid on behalf of XSEL for 2007 earn-out considerations of $2,825,188, $4,459,256, $14,028,846 for the acquisition of Shanghai Hyperlink, Beijing Century Media and XFA, respectively. As of December 31, 2008, payable of $26,302,941, included earn-out consideration of $4,947,039, $2,825,188, $4,459,256 and $14,028,846 for the acquisition of Economic Observer Advertising, Shanghai Hyperlink, Beijing Century Media and XFA, respectively, has been waived by XFL Group. The amount waived was then recorded as a shareholder’s contribution and included in additional paid-in capital within the shareholders’ equity section.

(h)	Amount due from its affiliate, non-current, in 2008 represented the long term receivable from a former shareholder of a subsidiary which is unsecure, interest-free and repayable in 2 years.

In 2006, the Company issued common shares to settle the 60% interest in EconWorld Media of $1,500,000, earn-out considerations for the acquisition of Beijing Century Media and other transaction costs of $3,000,000, and repaid two promissory notes of $500,000.

On February 14, 2006, EconWorld Media issued a promissory note in the amount of $1,330,000 to XFN. The promissory note was due on June 30, 2006 and the interest rate was 4% per annum. The note was for working capital purposes and was settled on June 9, 2006.

On March 31, 2006, the Company issued two promissory notes to XFL and its affiliate amounting to $106,751,685, which includes the initial consideration of $3,000,000 paid for the acquisition of Beijing Century Media, additional consideration and transaction cost of $8,728,570 in respect of the acquisition of Beijing Century Media, contingent consideration of $7,862,500 to be paid based on the net income of 2006 and 2007 of Beijing Century Media, estimated employee bonus paid or payable of $1,081,250 in relation to acquisition of Beijing Century Media; contingent consideration of $47,860,102 for the acquisition of XFA paid or payable based on the net income of 2005 and 2006; consideration of $440,000 paid for the acquisition of Accord Group; $5,131,517 deposit paid for the proposed acquisition of 19% equity interest in Upper Step; initial consideration of $29,000,000 paid and contingent consideration of $3,647,746 paid for the acquisition of XFA. Both notes are due on demand and the interest rates are not specified. The transaction agreements for some of these acquisitions contain earn-out provisions that would require payment of additional consideration based on the financial performance of the acquired companies. These earn-out considerations are the obligations of XFL.

Xinhua Sports & Entertainment Limited

Notes to consolidated financial statements — (continued)

While not specified in the contract XFL may request that the Company pay any difference between those payments and amounts due under the promissory notes. In 2007, additional earn-out consideration of XFA and Beijing Century Media amounted to $25,044,660 and $7,404,651, respectively, and related transaction cost of 161,767 were paid by XFL on behalf of XSEL, $50 million was repaid to XFL and the remaining balance of $113,507,785 were waived by XFL.

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

On September 13, 2006, the Company entered into a Group Services Agreement with XFL. Under this agreement, certain services shall be provided to XSEL in exchange for a variable charge. The services include a wide range of services including management, human resources, finance, legal, corporate communications, public relations, information technology and administrative services. The agreement expires on December 31, 2007 and is renewable for two-year terms, and may be terminated upon six months’ notice, upon material breach, insolvency, or if the Company is no longer a controlled subsidiary of XFL. On January 25, 2007, the Group Services Agreement was amended to provide that charges for 2006 under the agreement would not exceed $700,000 and for subsequent years would not exceed $1.0 million. For 2006, the group services charges paid or payable by XSEL was $700,000, and for 2007, there were no such group services charges as no significant services has been provided by XFL in this regard. For 2008, the group services charges paid or payable by XSEL was $700,000.

On September 21, 2006, 5,761,317 Class B common shares of the Company was allotted and issued to XFL for the acquisition of 50% equity interests of Economic Observer Advertising and 1,679,012 Class B common shares of the Company was allotted and issued to XFL for the acquisition of 51% equity interests of Shanghai Hyperlink respectively.

On September 21, 2006, the Company entered into a Trademark License Agreement with XFN. Under this agreement, XFN granted the Company a non-exclusive license worldwide to use certain Xinhua trademarks in consideration for an annual license fee of $50,000. The contract has a term of 15 years and expires on September 20, 2021. There is no specific renewability provision. The annual license fee paid or payable by the Company for 2006, 2007 and 2008 was $50,000, $50,000 and $50,000, respectively.

On September 22, 2006, XSEL obtained the 37% equity of Upper Step from Sino Investment, which was then 50% owned by one of the Company’s former senior management officer, for a total consideration of $18,954,281, and paid $7,900,000 on behalf of Sino Investment to the vendor. Sino Investment issued a promissory note in the amount of $7,900,000 to the Company. The amount is repayable on demand and has no specified interest rate stated in the promissory note. On August 7, 2007, the terms of the promissory note were amended to that repayable on or prior to November 9, 2011 and 8% interest was charged on the promissory note and shall be paid no later than March 31 of each year commencing from January 1, 2007. As of January 21, 2008, a revised repayment agreement is concluded which states that $2.5 million will be repaid on March 31, 2009, another $2.5 million will be repaid on March 31, 2010, and the remaining outstanding principal will be repaid on March 31, 2011. The interest rate remained at 8% per annum and accrues from November 10, 2006. The 8% interest for the period from November 10, 2006 to August 7, 2007 was converted into and aggregates with the then remaining outstanding principal amount of the promissory note and will thereafter accrue interest according to the revised agreement. The interest on the promissory note for the period from August 8, 2007 to December 31, 2007 will be payable on January 31, 2008. The interest on the promissory note from January 1, 2008 will be payable quarterly on March 31, June 30, September 30, and December 31 of each year, commencing with March 31, 2008 and ending with March 31, 2011. For the 8% interest accrue from August 8, 2007, 3% interest will be paid by cash according to the revised agreement and the remaining 5% interest will be converted into and aggregated with the then remaining outstanding principal amount

Xinhua Sports & Entertainment Limited

Notes to consolidated financial statements — (continued)

of the promissory note and will thereafter accrue interest according to the revised agreement. The payment of all principal and interest of the promissory note is secured by a corporate guarantee given by SBI USA, LLC, a company owned by former senior management officer. Interest income of $722,038 was recognized during the year ended December 31, 2007. Of which, $100,555 was settled in 2008. Challenging economic conditions have resulted in a slowdown in the economy and impaired the ability of Sino Investment to pay the principal and accrued interest. Sino Investment was in default of its interest payments as of December 31, 2008 and the Company recorded a provision of $8,521,483 for the remaining amount of the note and accrued interest income.

In 2007, $1,500,000 loan from Sino Investment was waived by this shareholder and the amount waived was recorded as a shareholder’s contribution and included in additional paid-in capital within the shareholders’ equity section.

The Company shared costs for premises under a lease held by a subsidiary of the Parent. The amount paid or payable by the Company for 2007 and 2008 were approximately $400,000 and $340,000, respectively.

27.	Dividends

The Company has declared and paid $1,943,333 preferred shares dividend for the period from the date of issuance of the Preferred Shares to July 24, 2006 (Note 19(a)).

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

The dividends declared on redeemable convertible preferred shares were $5,335,000 and $1,338,333 for the years ended December 31, 2006 and 2007, respectively and dividends declared on Series B Preferred Shares in mezzanine equity was $2,000,000 for the year ended December 31, 2008.

28.	Disposal of Convey

On December 31, 2008, the Company entered into an agreement with Pariya Holdings Limited (“Pariya”), for the sales of 85% of its investment in Convey. Under the agreement, the total consideration for the assets transferred was $85,000,000. The total sum of consideration receivable is contingent on the finalization of the 2008 earnout payable by the Company to Pariya with an estimated earn-out payment of approximately $10,640,000, based on a multiple of net income of Convey for the period from July 1, 2008 to June 30, 2009 and will be offset against the installment receivable in the third quarter of 2009 pursuant to the terms of the sales agreement. The consideration will be received by seven installments in which the first six installments will be settled in 2009 and the last installment, $34,360,000, will be settled in 2012. Since the purchase price is to be paid by seven installments, the total consideration was discounted to its present value of approximately $75,896,000. Receivable of $36,970,590 settled within a year is classified as current asset and the remainder of $28,285,035 settled after a year is classified as non-current asset. This transaction was carried out in line with the strategy of the Company’s further development.

The disposition was completed on December 31, 2008 and a loss on such disposition of $4,720,705 was recognized by the Company for the year ended December 31, 2008. Should the actual net income of Convey for the 2008 earn out period be lower or higher than the one currently estimated by the Company, there would be favorable or unfavorable impact on the loss on disposal of Convey and the range of potential impact on such loss would be from a reduction of loss of approximately $11 million (i.e. become a gain on disposal of $7 million) to an additional loss of approximately $29 million.

Xinhua Sports & Entertainment Limited

Notes to consolidated financial statements — (continued)

The carrying amounts of the major classes of assets and liabilities of Convey at December 31, 2008 were as follows:

Accounts receivable	$10,746,845
Cash	2,483,619
Other current assets	887,140
Other intangible assets	15,992,297
Goodwill	58,718,102
Other non-current assets	2,319,873

Total assets	$91,147,876

Accounts payable	$(1,171,307)
Income taxes payable	(1,959,126)
Other current liabilities	(2,970,620)
Deferred tax liabilities	(2,723,628)
Other non-current liabilities	(47,832)

Total liabilities	$(8,872,513)

Net assets	$82,275,363
Other investment (15% interests retained)	(12,341,305)

Net assets disposed (85% equity interest)	$69,934,058

Information on the Convey’ transaction, before intercompany eliminations, for the year ended 31 December, 2008 is as follows:

Net revenue	$21,598,870

Net income	$6,462,136

At December 31, 2008, the Company recognized an impairment loss of $833,066 for 15% interest retained based on estimation of future cash flow of Convey (Note 6).

29.	Fair value disclosure

The financial assets of the Company measured at fair value on a recurring basis are cash equivalents and Principal Protected Note. The Company’s Principal Protected Note is classified within Level 3 of the fair value hierarchy.

Principal Protected Note represents a $25 million unsecured principal protected note which matured on January 30, 2009 as issued by Lehman Brothers. At December 31, 2008, the Company has taken a full impairment of $24,909,929 against the Principal Protected Note.

The Company’s Level 3 assets consist of Principal Protected Note for which the Company used a discounted cash flow model to value the Principal Protected Note.

Xinhua Sports & Entertainment Limited

Notes to consolidated financial statements — (continued)

The following table provides a reconciliation of the Company’s financial assets measured at fair value on a recurring basis, consisting of Principal Protected Note, using significant unobservable inputs (Level 3) for the year ended December 31, 2008:

At December 31, 2008

Balance as of January 1, 2008	$24,909,929
Impairment loss included in net income	(24,909,929)
Transfer in and/or out of Level 3	—

Balance as of December 31, 2008	$—

30.	Commitments and contingency

(a)	Operating leases

The Company has operating lease agreements principally for its office spaces in the PRC and Hong Kong. These leases expire through April 2018 and are renewable upon negotiation. Rent expenses were $889,080, $3,376,179 and $4,884,655 for the years ended December 31, 2006, 2007 and 2008, respectively.

Future minimum lease payments under non-cancelable operating lease agreements at December 31, 2008 are as follows:

2009	$3,584,476
2010	1,410,858
2011	483,107
2012	291
2013	291
After 2013	1,473

Total	$5,480,496

(b)	Other commitment

The Company has entered into a number of agreements to purchase advertising airtime from radio stations. As of December 31, 2008, future minimum purchase commitments under these agreements totaled approximately $91,693,000. The Company is committed to pay approximately $8.7 million to $10.8 million in each of the next four years, $3.9 million in fifth year and the remainder of approximately $49.6 million in thirteen years thereafter.

In addition, the Company entered into a number of agreements to obtain advertising production and network services from various services providers. As of December 31, 2008, future minimum services fee commitments under the agreements totaled approximately $700,000 and approximately $95,000 of which will be paid in 2008, and approximately $99,000 to $102,000 will be paid in each of 2010 through 2015.

Further, pursuant to an agreement the Company entered into in December 2008 with Youth Media Hong Kong (“YMHK”) and several other parties, the Company obtained the right to act as an excusive advertising agent for China’s university intranet portal and the Company agreed to provide working capital to YMHK in accordance with business plans and budgets to be agreed by all investors in YMHK and the Company. Such working capital is repayable upon demand by the Company with twelve months’ notice. The earliest date of repayment is January 1, 2011. This agreement builds upon the 30-year cooperation agreement YMHK entered into with three Chinese government controlled companies to develop and operate a campus network in China.

For the acquisition of Starease Group as discussed in note 10, as of December 31, 2008, the Company has paid a deposit of $10,000,000 and an advance of $4,174,566 to Prime Day and Starease Group, respectively. These amounts are refundable unless certain closing conditions are met before June 30, 2009. As of December 31, 2008, there were uncertainties as to whether certain closing condition can be met. The Company also agreed to establish a joint venture with Starease Group for the operation of four digital pay channels. As of December 31, 2008, the

Xinhua Sports & Entertainment Limited

Notes to consolidated financial statements — (continued)

Company has a commitment to pay $5,000,000 and 2,000,000 XSEL’s common shares upon the completion of this purchase agreement.

(c)	Contingency

In August 2008, the Company borrowed $14.0 million from UBS AG using the Principal Protected Note as collateral. On September 15, 2008, Lehman Brothers filed for bankruptcy, and, after the Company refused to post additional collateral for the loan, on September 25, 2008, UBS AG filed a demand for arbitration with the American Arbitration Association against the Company seeking repayment of the bank borrowings. On October 28, 2008, the Company filed its defense to the demand as well as a cross claim against UBS Financial Services, Inc. for an amount in excess of $25.0 million. The Company is not aware of any unasserted possible claims or assessments related to this matter.

The Company was subject to a class action complaint for violations of US federal securities laws, Plaintiffs in the class action assert claims under the US Securities Act of 1993, as amended (“US Securities Act”), against the Company, Chief Executive Officer Fredy Bush and former Chief Financial Officer Shelly Singhal as well as underwriters of the Company’s initial public offering for failing to disclose in initial public offering registration statement required under the US Securities Act certain background information concerning Shelly Singhal. The background information comprised a list of lawsuits and proceedings that were brought against other entities with which Shelly Singhal was associated and that were completely unrelated to the Company. The Company’s motion to dismiss, which the Company filed along with the other defendants, was granted on February 25, 2009. The plaintiffs have until May 4, 2009 to appeal the dismissal.

31.	Segment information

During 2006 and 2007, the Company operates in five reportable segments that include media production, print, advertising, broadcasting and research. In 2008, the business segments have been integrated from five (Advertising, Broadcast, Print, Production, and Research) to three, with Production integrated into Broadcast and Research integrated into Advertising. With the change of composition of reportable segments in 2008, the 2006 and 2007 comparative numbers are resulted accordingly to conform to 2008 composition of its reportable segments. The change in composition of reportable segments did not have any impact on either the financial results or financial position of the Company in 2006 and 2007.

Each reportable segment is separately organized and provides distinct products and services to different customer groups. Each reportable segment prepares a stand-alone set of financial reporting package including information such as revenue, expenses, and goodwill, and the package is regularly reviewed by the chief operating decision maker. During the years ended December 31, 2006, 2007 and 2008, the Company’s chief operating decision maker was the Chief Executive Officer.

Xinhua Sports & Entertainment Limited

Notes to consolidated financial statements — (continued)

The following is a summary of relevant information relating to each segment reconciled to amounts on the accompanying consolidated financial statements for the year ended December 31, 2006:

				XSEL
	Print	Advertising	Broadcasting	Corporate	Total

Net revenues:
Media production	$—	$—	$6,545,148	$—	$6,545,148
Advertising sales	6,303,646	—	387,897	—	6,691,543
Advertising services	6,418,279	37,430,934	1,012,739	—	44,861,952
Publishing services	867,789	—	—	—	867,789

Total net revenues	$13,589,714	$37,430,934	$7,945,784	$—	$58,966,432
Depreciation and amortization	795,398	2,599,131	1,834,692	6,631	5,235,852
Cost of revenues and operating expenses excluding depreciation and amortization	7,111,971	27,256,394	4,526,722	7,767,516	46,662,603

Operating income (loss)	5,682,345	7,575,409	1,584,370	(7,774,147)	7,067,977
Other expenses, net					897,651

Income before provision for income taxes and minority interest					6,170,326
Provision for income taxes					1,069,537

Net income before minority interest					5,100,789
Minority interest	1,495,008	769,461	(560,182)	—	1,704,287
Equity in loss of an investment	—	—	52,211	—	52,211

Net income					$3,344,291

Total assets, excluding goodwill	$71,892,068	$29,770,401	$129,025,142	$85,092,679	$315,780,290
Goodwill	$6,566,376	$58,636,458	$18,467,176	$—	$83,670,010
Capital expenditure	$1,963,144	$477,526	$3,801,302	$81,879	$6,323,851

Xinhua Sports & Entertainment Limited

Notes to consolidated financial statements — (continued)

The following is a summary of relevant information relating to each segment reconciled to amounts on the accompanying consolidated financial statements for the year ended December 31, 2007:

				XSEL
	Print	Advertising	Broadcasting	Corporate	Total

Net revenues:
Media production	$—	$—	$7,680,580	$—	$7,680,580
Advertising sales	12,866,941	8,140,717	18,273,882	—	39,281,540
Advertising services	5,694,620	71,046,713	9,939,810	—	86,681,143
Publishing services	1,195,427	—	—	—	1,195,427

Total net revenues	$19,756,988	$79,187,430	$35,894,272	$—	$134,838,690
Depreciation and amortization	1,831,138	3,983,490	14,233,050	138,186	20,185,864
Cost of revenues and operating expenses excluding depreciation and amortization	8,785,767	61,045,984	16,644,386	14,662,599	101,138,736

Other operating income	—	—	—	2,261,788	2,261,788

Operating income (loss)	9,140,083	14,157,956	5,016,836	(12,538,997)	15,775,878
Other incomes, net					1,340,111

Income before provision for income taxes and minority interest					17,115,989
Tax benefit					(12,225,650)

Net income before minority interest					29,341,639
Minority interest	—	919,957	382,677	—	1,302,634

Net income					$28,039,005

Total assets, excluding goodwill	$87,188,203	$116,976,266	$171,427,721	$95,084,535	$470,676,725
Goodwill	$6,566,376	$135,531,566	$38,027,546	$—	$180,125,488
Capital expenditure	$391,137	$2,474,168	$1,505,332	$839,075	$5,209,712

Xinhua Sports & Entertainment Limited

Notes to consolidated financial statements — (continued)

The following is a summary of relevant information relating to each segment reconciled to amounts on the accompanying consolidated financial statements for the year ended December 31, 2008:

				XSEL
	Print	Advertising	Broadcasting	Corporate	Total

Net revenues:
Media production	$—	$—	$12,371,911	$—	$12,371,911
Advertising sales	13,647,245	21,911,519	29,796,921	—	65,355,685
Advertising services	2,398,746	92,331,776	13,161,197	—	107,891,719
Publishing services	411,637	—	—	—	411,637

Total net revenues	$16,457,628	$114,243,295	$55,330,029	$—	$186,030,952
Depreciation and amortization	2,104,603	7,927,470	16,276,345	323,232	26,631,650
Cost of revenues and operating expenses excluding depreciation and amortization	22,895,658	235,002,966	106,867,375	35,427,831	400,193,830

Other operating income	29,312	886,481	581,413	2,175	1,499,381

Operating income (loss)	(8,513,321)	(127,800,660)	(67,232,278)	(35,748,888)	(239,295,147)
Other expenses, net					32,581,942

Income before provision for income taxes and minority interest					(271,877,089)
Provision for income taxes					2,354,442

Net income before minority interest					(274,231,531)
Minority interest	(131,089)	582,057	189,500	—	640,468

Net income					$(274,871,999)

Total assets, excluding goodwill	$83,200,125	$129,209,336	$175,175,442	$73,672,709	$461,257,612
Goodwill	$—	$35,303,307	$11,689,417	$—	$46,992,724
Capital expenditure	$665,751	$4,911,259	$989,726	$369,111	$6,935,847

Substantially all of the Company’s revenue for the years ended December 31, 2006, 2007 and 2008 was generated from the PRC including Hong Kong.

At December 31, 2008, apart from the cash and bank balances of $14,615,000 located in Hong Kong, substantial portion of the identifiable assets of the Company are located in the PRC. Accordingly, no geographical segments are presented.

Xinhua Sports & Entertainment Limited

Notes to consolidated financial statements — (continued)

32.	Net (loss) income per share

The following table sets forth the computation of basic and diluted net income (loss) per Class A and Class B common shares.

	For the Year	For the Year	For the Year
	Ended	Ended	Ended
	December 31,	December 31,	December 31,
	2006	2007	2008

Numerator:
Net (loss) income	$(4,148,010)	$26,700,672	$(276,871,999)
Adjustment to net (loss) income
Dividends declared on redeemable convertible preferred shares	—	1,338,333	—
Interest expenses for convertible loan	—	267,464	—

Numerator used for diluted net (loss) income per Class A and Class B common shares	$(4,148,010)	$28,306,469	$(276,871,999)
Denominator:
Weighted average of issued shares outstanding	49,777,632	116,220,383	135,844,377

	For the Year	For the Year	For the Year
	Ended	Ended	Ended
	December 31,	December 31,	December 31,
	2006	2007	2008

Effect of dilutive securities:
Employee share options	—	7,290,608	—
Non-vested Shares	—	8,748,080	—
Warrants	—	282,390	—
Convertible loan	—	710,880	—
Redeemable convertible preferred shares	—	3,117,051	—

Total effect of dilutive securities	—	20,149,009	—
Denominator used for diluted net (loss) income per Class A and Class B common shares	49,777,632	136,369,392	135,844,377
Basic net (loss) income per Class A common shares	$(0.08)	$0.23	$(2.04)
Basic net (loss) income per Class B common shares	$(0.08)	$0.23	$(2.04)
Diluted net (loss) income per Class A common share	$(0.08)	$0.21	$(2.04)
Diluted net (loss) income per Class B common share	$(0.08)	$0.21	$(2.04)

As of December 31, 2006, the Company had 15,585,254 convertible preferred shares, convertible loan of $14,017,289, 11,050,000 Non-vested Shares, 10,698,141 options and 4,729,968 warrants outstanding which could potentially dilute basic earnings per share in the future, but were excluded from the computation of diluted net loss per share for the year ended December 31, 2006, as their effects would have been antidilutive.

As of December 31, 2008, the Company had 314,000 redeemable convertible preferred shares, convertible loan of $33,200,000, 7,289,663 options, 4,729,968 warrants and 2,010,800 restricted share units outstanding which could potentially dilute basic earnings per share in the future, but were excluded from the computation of diluted net loss per share for the year ended December 31, 2008, as their effects would have been antidilutive.

Xinhua Sports & Entertainment Limited

Notes to consolidated financial statements — (continued)

33.	Employee benefit plans

Employees of the Company and its subsidiaries located in Hong Kong are covered by the Mandatory Provident Fund Scheme (“MPF Scheme”) established on December 1, 2000 under the Mandatory Provident Fund Scheme Ordinance of Hong Kong. The calculation of contributions for these eligible employees is based on 5% of the applicable payroll costs, and contributions are matched by the employees. The amounts paid by the Company to the MPF Scheme were $41,427, $64,853 and $97,195 for the years ended December 31, 2006, 2007 and 2008, respectively.

Employees of the Company and its subsidiaries located in the PRC are covered by the retirement schemes defined by local practice and regulations, which are essentially defined contribution schemes. The contributed amounts are determined based on 20% of the applicable payroll costs. The amounts paid by the Company to these defined contribution schemes were $214,129, $458,565 and $1,129,529 for years ended December 31, 2006, 2007 and 2008, respectively.

In addition, the Company is required by law to contribute medical insurance benefits, housing funds, unemployment, and other statutory benefits ranging from 1% to 10% of applicable salaries. The PRC government is directly responsible for the payment of the benefits to these employees. The amounts contributed for medical insurance benefits were $131,289, $259,481 and $746,588 for the years ended December 31, 2006, 2007 and 2008, respectively. The amounts contributed for housing funds was $38,649, $218,540 and $513,586 for the years ended December 31, 2006, 2007 and 2008, respectively. The amounts contributed for other benefits were $181,933, $494,908 and $716,451 for the years ended December 31, 2006, 2007 and 2008, respectively.

34.	Statutory reserves

As stipulated by the relevant laws and regulations in the PRC, the Company is required to maintain non-distributable reserves which include a statutory surplus reserve and a statutory welfare reserve. Appropriations to the statutory surplus reserve are required to be made at not less than 10% of profit after taxes as reported in the Company’s PRC statutory financial statements. The statutory welfare reserve allocations are determined annually at the discretion of the Company’s Board of Directors. Once appropriated, these amounts are not available for future distribution to owners or shareholders. The statutory surplus reserve may be applied against prior year losses, if any, and may be applied to the purchase of capital assets upon the Board of Directors’ approval. As of December 31, 2007 and 2008, the balance of the statutory surplus reserve and the statutory welfare reserve were $3,410,536 and $3,410,536, respectively. Amounts contributed to the statutory surplus reserve and the statutory welfare reserve were 1,802,084, $1,608,452 and nil for the years ended December 31, 2006, 2007 and 2008, respectively.

35.	Subsequent events

Other than those disclosed elsewhere in the financial statements, the following events also occurred subsequent to December 31, 2008.

In January 2009, the Company granted options to a consultant and an employee of the Company for the purchases of 1,000,000 shares of the Company, subject to vesting requirements.

On January 1, 2009, the Company amended and restated agreement with XFL. Under the amended and restated agreement, the services XFL will provide to the Company includes only legal services and the service charge will be 50% of the actual cost incurred by XFL’s legal department.

On February 20, 2009, the Company has entered into a supplementary agreement on the secured convertible loan facility for up to $80 million with the Investors of Patriarch Partners LLC to extend the expiry date of the loan facility from December 31, 2008 to March 31, 2009. On March 10, 2009, the Company drew additional loan of $24.6 million from this loan facility.

The Company has decided to focus its resources on the high margin broadcast business with a particular focus on sports and entertainment. On March 13, 2009, the Company has entered into a conditional agreement to sell its

Xinhua Sports & Entertainment Limited

Notes to consolidated financial statements — (continued)

entire equity interests in Shanghai Hyperlink to INTAGE Inc., a Tokyo-based market research leader in Japan, for 1,050,000,000 Yen (approximately US$10.69 million).

The carrying amounts of the major classes of assets and liabilities of Shanghai Hyperlink at December 31, 2008 were as follows (in relation to 100% stake):

Current assets	$4,453,439
Non-current assets	4,592,178

Total assets	$9,045,617

Current liabilities	$(2,371,516)

Net assets	$6,674,101

On March 5, 2009, the Company, Xinhua Finance Media (Shanghai) Limited (“XFM SH”), the subsidiary of the Company, XFN and Shanghai Huacai Investment Advisory Co. Ltd. (“Huacai”), a subsidiary of XFL, entered into an agreement. Pursuant to this agreement, Huacai advanced RMB42,780,000 to XFM SH, secured by U.S. dollar deposits of $6.23 million. The agreement was to facilitate the conversion of U.S. dollars into RMB for working capital purpose.

On March 9, 2009, the Company entered into a purchase agreement to acquire a company that has a long-term advertising and content agreement with television station in Shaanxi, the PRC, at consideration of $22,590,000 and the acquisition was completed in April 2009.