Form 20-F/A
period 2008-12-31
XINHUA SPORTS & ENTERTAINMENT Ltd
filed 2009-05-29
CIK 1389476

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 20-F/A
Amendment No. 1

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
Tel: +86-10-8567-6000
Fax: +86-10-6448-0585
Email: info@xsel.com

(Name, Telephone, E-mail and/or Facsimile number and Address of the Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of Each Class	Name of Each Exchange on Which Registered
American depositary shares, each	The NASDAQ Stock Market LLC
representing two class A common shares, par	(The NASDAQ Global Market)
value US$0.001 per share

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
     Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court. Yes ☐     No ☐

Item 19. Exhibits
SIGNATURES
EX-12.1
EX-12.2
EX-13.1
EX-13.2

EXPLANATORY NOTE
     This Amendment No. 1 to our Annual Report on Form 20-F for the fiscal year ended December 31, 2008, filed with the U.S. Securities and Exchange Commission (the “SEC”) on April 30, 2009 (“Original Report”), is being filed solely to clarify and amend the disclosure regarding our Broadcast Group’s advertising and consulting business in the section entitled, “B. Business Overview” in “Item 4—Information on the Company.” We hereby replace the section entitled “B. Business Overview” beginning on page 28 continuing to page 53 of the Original Report in its entirety with the amended section included in this Amendment No. 1.
     We are including in this Amendment No. 1 currently-dated certifications by our principal executive officer and our principal financial officer. Other than the foregoing section, no part of the Original Report is being amended. Accordingly, this Amendment No. 1 does not include any unchanged portions of the Original Report and does not modify or update the disclosure therein in any way other than as discussed above. As a result, this Amendment No. 1 continues to speak as of April 30, 2009, except for the certifications referenced above, which speak as of the filing date of this Amendment No. 1.

B. Business Overview
     We are a leading media group in China with a focus on sports and entertainment. Catering to a vast audience of young and upwardly mobile consumers, we believe we are well-positioned in China with our unique access. Through our key international partnerships, we are able to offer our target audience the content they demand — premium sports and quality entertainment. Through our Chinese partnerships, we are able to consult oncontent across a broad range of platforms, including television, Internet, mobile phones and other multimedia assets in China, subject to the approval of the relevant PRC regulatory authority.
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
     Our business operates across three groups:
•	Broadcast, which refers to the sale of advertising and the consulting on content for and the distribution of our programming through television and radio channels, as well as the new media mobile value-added services we provide to mobile phone users in China. Our media platforms include Inner Mongolia Satellite Television, EasyFM 91.5 of Beijing and other radio and television channels throughout China. Our Broadcast Group also consults on the production of Fight Weekend, The Scene and the Fortune China series and engages in the production and distribution of bilingual radio content. With our business partners, we are consulting on content for four premium tier digital pay television channels to tap into the rapidly growing digital Chinese television market;

•	Print, which refers to our exclusive rights to sell advertising for and provide management and information consulting services to the magazines Money Journal and Chinese Venture and the newspaper the Economic Observer; and

•	Advertising, which refers to our advertising agency that plans, creates and places advertising for websites, television, print media, radio, campus billboards and outdoor media, as well as online advertising sales, our provision of below-the-line marketing services, and our research services on products, advertisements and markets.
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
     The initiatives we implemented that created the foundation for our sports and entertainment strategies include:
   Sports
•	Our partner was the only media outlet to offer a nationwide, free to air, live broadcast of the National Football League (NFL) Superbowl XLII in February 2008;

•	We obtained the exclusive China media rights for the UEFA Europa League (formerly the UEFA Cup) during the 2009-2012 period;

•	We purchased an equity stake in the All Sports Network, “ASN,” giving us exclusive distribution rights via mobile, television, Internet and radio for ASN’s content in China. ASN’s content includes National Collegiate Athletic Association (NCAA), National Hockey League (NHL), extreme sports, motor racing and other top quality sports programming;

•	We are in the process of acquiring the rights to provide consulting and advisory services for four premium PayTV channels, with two of the channels to be focused on showing premium sporting programs; and

•	We entered into a long term contract with CSI Sports for Fight Sports programming giving us exclusive rights in China to their library. CSI Sports is the owner of one of the largest fight libraries in the world with a wide variety of fight programs worldwide.
   Entertainment
•	We founded a subsidiary, Xinhua Media Entertainment, which will structure, finance and execute co-production films deals in China in association with China Film Group and major Hollywood studios;

•	We announced a slate of five films due to be co-produced in the next three years;

•	We entered a cooperative agreement with Youth Media Hong Kong to deploy and market a campus network for distribution of video material, including sports content, to colleges and universities throughout China; and

•	We acquired 20-year exclusive advertising rights, with an option to extend for an additional 10-years, to the China Youth Net web portal, “www.youth.cn,” one of China’s top youth websites, and 50 associated sites to which we plan to contribute sports video, e-commerce and career advertisements.
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
   Sports Programming
     We have exclusive rights to ASN’s full channel programming for the China market on both broadband and television. ASN’s content includes NCAA, NHL, extreme sports, motor racing and other top quality programming.
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
   The Scene
     We consult on production of a popular reality television show, The Scene, which takes on a unique perspective on the everyday lives of ordinary urban Chinese. The target marked for the show is urban females. Aired daily, participants of the show discuss their lives and share their hopes, aspirations and hardships. The Scene launched in April 2008, and its ratings have increased each quarter.
   Fortune China programs
     We consult on production of the Fortune China series of financial television programs. The Fortune China series focuses on financial and investment related information and analysis and includes interviews with influential business people and industry experts. The shows target China’s upwardly mobile demographic, the members of which have a keen interest in investment. We currently produce six different programs under the Fortune China name, all of which are broadcast on Inner Mongolia Satellite Television.
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
   Television production
     Through our consultation on television production we distribute television programs, including sports series. In April 2009, through our partner Shanghai Camera, fight programs now air with two three-hour Fight Weekend shows on Saturdays and Sundays on Inner Mongolia Television. These shows feature a wide range of top quality fights sports from around the world.
   Film co -production
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
   PayTV
     We are in the process consulting on content and providing advisory services for four premium tier digital pay television channels to tap into the rapidly growing digital Chinese television market. We estimate China has approximately 40 million digital cable subscribers to date, 10 million of whom subscribe to tiered pay TV services.
     We are addressing under-served areas of the present sports broadcast market in China by providing consulting and advisory services with respect to the development of two focused sports channels. The goal is for one channel to be a high definition North American sports channel, which will broadcast sports such as professional baseball, American football, collegiate sports and professional hockey. We will also provide consulting and advisory services for a Fight Sports channel that plans to offer the very best in boxing, mixed martial arts and other fight sports both in live and delayed formats. The other two channels will focus on home decoration and renovation and fashion. We are looking to cooperate with leading companies in this field to develop the content for these two channels.
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
     One of our affiliated entities, Beijing Perspective, entered into an agreement with Shanghai Camera pursuant to which Shanghai Camera obtained an exclusive non-assignable use license to broadcast episodes of the Fortune China, Warrior and Access Hollywood: China programs produced by Beijing Perspective during the period from January 1, 2007 through March 31, 2007 solely on Inner Mongolia Satellite Television. The use license expires 36 months from the date of initial broadcast of the respective episodes. In 2007, Beijing Perspective sold the television programs to Shanghai Camera for an aggregate amount of RMB 14.2 million ($1.9 million) under this agreement, of which $0.9 million was included in amounts due from Shanghai Camera.
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
     The content provision by our affiliated entities for our business partners is allowed under PRC laws and regulations and the content is subject to review and approval by the radio and television stations. There is a risk that the strategic partnerships we or our affiliated entities have entered into may be deemed to have the actual effect of operating radio or television stations under relevant PRC regulations. We have become aware of certain recent press reports pertaining to our advertising and consulting services provided to our strategic partners which allude to the risks associated with our business arrangements. See “Item 3.D. Key information — Risk factors — Risks related to the regulation of our business and to our structure — If the PRC government finds that the agreements that establish the structure for operating our China businesses do not comply with PRC governmental restrictions on foreign investment in the media, market research and telecommunications industries, or if these regulations or the interpretation of existing regulations change in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations” and “Item 3.D. Key information — Risk factors — Risks related to our business — We rely on key contracts and business relationships, and if our current or future business partners or contracting counterparties fail to perform, or terminate, any of their contractual arrangements with us for any reason or cease operations, or should we fail to adequately identify key business relationships, our business could be disrupted, our reputation may be harmed and we may have to resort to litigation to enforce our rights, which may be time-consuming and expensive.”

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
Competition
     Each of our businesses is subject to significant competition, much of it from state-owned competitors. We believe we distinguish ourselves from our competitors by being the only company that can provide a full range of including animation, broadcast design and post-production for television commercials, while having a partnership with a research group and distribution channels through various types of media outlets.
   Broadcast
     We and our strategic partners face many competitors in the Chinese broadcast market. Within each province or city, there are 15 China Central Television terrestrial channels and up to 35 peer satellite channels operated by regional authorities that compete with Inner Mongolia Satellite Television. There may also be local cable channels and local terrestrial channels.
     The major competitors of the Fortune China programs are China Central Television Channel 2, a satellite television channel covering many cities throughout China, and Fortune One, a financial news program broadcast primarily in Shanghai.
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
Regulations on television, radio and movie industry
   Television and radio stations
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
     We and our affiliated entities do not own or operate television or radio stations. Neither do we nor our affiliated entities operate television channels or radio frequencies. Through our contractual arrangements with our strategic partner, Shanghai Camera, our affiliated entity provides consulting and advisory services to Shanghai Camera, including the production or sourcing of the content and advertisements placed on Inner Mongolia Satellite Television, a unit of Inner Mongolia Television Station. In addition, through our agreements with Beijing Hantang Yueyi Culture Media Co., Ltd, we have the right to provide advertising and consulting services toa television channel in Shaanxi province.
     In our radio business, our affiliated entities have the exclusive rights to sell advertising for and the rights to provide content to radio stations.
     The content provision by our affiliated entities for our business partners is allowed under PRC laws and regulations and the content is subject to review and approval by the radio and television stations. There is a risk that the strategic partnerships we or our affiliated entities have entered into may be deemed to have the actual effect of operating radio or television stations under the Opinions or Supervision Circular. See “Item 3.D. Key information — Risk factors — Risks related to the regulation of our business and to our structure — If the PRC government finds that the agreements that establish the structure for operating our China businesses do not comply with PRC governmental restrictions on foreign investment in the media, market research and telecommunications industries, or if these regulations or the interpretation of existing regulations change in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations” and “Item 3.D. Key information — Risk factors — Risks related to our business — We rely on key contracts and business relationships, and if our current or future business partners or contracting counterparties fail to perform, or terminate, any of their contractual arrangements with us for any reason or cease operations, or should we fail to adequately identify key business relationships, our business could be disrupted, our reputation may be harmed and we may have to resort to litigation to enforce our rights, which may be time-consuming and expensive.”
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
     An overseas TV program (other than a film or TV play) imported upon approval shall be re-packed and reedited. It may not be directly broadcast as a set program at a fixed time slot. The logo of the overseas channel or picture with relevant words may not be shown in the program, nor may the program contain any advertisement publicizing the overseas media or channel and other similar content.
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
     Distribution. Under the Catalog and the Decisions, the investment of foreign capital is prohibited in companies engaging in the general distribution of newspapers or magazines. According to the Measures for the Administration of Foreign-invested Enterprises in Distribution of the Books, Newspapers and Periodicals, or the Measures, promulgated by the General Administration for Press and Publication and the Ministry of Commerce on March 17, 2003, investment of foreign capital is permitted in companies that engage in wholesale and retail distribution of newspapers or magazines. Wholesale distribution, for which foreign investment was permitted starting December 1, 2004, is the non-exclusive distribution of publications to other entities in the publication related businesses, such as newsstands and bookstores. Retail distribution, for which foreign investment was permitted starting on May 1, 2003, is the nonexclusive distribution of publications to readers.
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
     Moreover, Xinhua Financial Network entered into an agreement with China Economic Information Service, under which Xinhua Financial Network and its affiliates were granted the right to use the word “Xinhua” as the first name worldwide. Either XFL or Xinhua Financial Network has also registered the name “Xinhua” in the U.S., Hong Kong, Japan and South Korea, and XFL has applied to register its logo in the PRC. We have in turn entered into a trademark license agreement with XFL, under which we and our subsidiaries were granted a non-

exclusive worldwide license to use the trademark “Xinhua.” We rely on the trademark laws to protect our rights under the agreements to use the word.
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

Item 19. Exhibits

Exhibit
Number	Description of Document
1.1	Amended and Restated Memorandum and Articles of Association (incorporated by reference to Exhibit 3.2 from our F-1 registration statement (File No. 333-140808), as amended, initially filed with the Commission on February 21, 2007).
2.1	Registrant’s Specimen American Depositary Receipt (incorporated by reference to Exhibit 4.1 from our F-1 registration statement (File No. 333-140808), as amended, initially filed with the Commission on February 21, 2007).
2.2	Registrant’s Specimen Certificate for Common Shares (incorporated by reference to Exhibit 4.2 from our F-1 registration statement (File No. 333-140808), as amended, initially filed with the Commission on February 21, 2007).
2.3	Form of Deposit Agreement among the Registrant, the depositary and holders of the American depositary receipts (incorporated by reference to Exhibit 4.3 from our F-1 registration statement (File No. 333-140808), as amended, initially filed with the Commission on February 21, 2007).
4.1	Share Purchase Agreement, dated as of March 16, 2006, amended as of March 16, 2006, between the Registrant and Patriarch Partners Media Holdings LLC (incorporated by reference to Exhibit 4.5 from our F-1 registration statement (File No. 333-140808), as amended, initially filed with the Commission on February 21, 2007).
4.2	Investor Rights Agreement, dated as of March 16, 2006, among the Registrant, Xinhua Finance Limited and Patriarch Partners Media Holdings LLC (incorporated by reference to Exhibit 4.6 from our F-1 registration statement (File No. 333-140808), as amended, initially filed with the Commission on February 21, 2007).
4.3	Series B Preferred Share Purchase Agreement between Yucaipa Global Partnership Fund L.P. and the Registrant, dated as of February 18, 2008 (incorporated by reference to Exhibit 4.57 from our annual report on Form 20-F (File No. 001-33328), filed with the Commission on May 19, 2008).
4.4	Shareholders Agreement among Yucaipa Global Partnership Fund L.P., Xinhua Finance Limited and the Registrant, dated as of February 28, 2008 (incorporated by reference to Exhibit 4.58 from our annual report on Form 20-F (File No. 001-33328), filed with the Commission on May 19, 2008).
4.5	Registration Rights Agreement between the Registrant and Yucaipa Global Partnership Fund L.P., dated as of February 28, 2008 (incorporated by reference to Exhibit 4.59 from our annual report on Form 20-F (File No. 001-33328).
4.6	2007 Share Option Plan (incorporated by reference to Exhibit 10.1 from our F-1 registration statement (File No. 333-140808), as amended, initially filed with the Commission on February 21, 2007).
4.7	Form of Indemnification Agreement with the Registrant’s directors (incorporated by reference to Exhibit 10.2 from our F-1 registration statement (File No. 333-140808), as amended, initially filed with the Commission on February 21, 2007).
4.8	Form of Employment Agreement between the Registrant and a Senior Executive Officer of the Registrant (incorporated by reference to Exhibit 10.3 from our F-1 registration statement (File No. 333-140808), as amended, initially filed with the Commission on February 21, 2007).
4.9	Trademark License Agreement, dated as of September 21, 2006, between the Registrant and Xinhua Financial Network Limited (incorporated by reference to Exhibit 10.4 from our F-1 registration statement (File No. 333-140808), as amended, initially filed with the Commission on February 21, 2007).
4.10	English translation of Business Cooperation Agreement, amended and restated as of November 6, 2006, among Economic Observer Press Office, Guangzhou Jingshi Culture Intermediary Co., Ltd., Beijing Jingguan Xincheng Advertising Co., Ltd and Beijing Jingshi Jingguan Advertising Co., Ltd. (incorporated by reference to Exhibit 10.5 from our F-1 registration statement (File No. 333-140808), as amended, initially filed with the Commission on February 21, 2007).
4.11	Form of Stock Option Agreements (incorporated by reference to Exhibit 10.6 from our F-1 registration statement (File No. 333-140808), as amended, initially filed with the Commission on February 21, 2007).
4.12	Consulting Agreement, dated as of November 1, 2006, between Jia Luo Business Consulting

Exhibit
Number	Description of Document
(Shanghai) Co., Ltd. and Shanghai Camera Media Investment Co., Ltd. (incorporated by reference to Exhibit 10.12 from our F-1 registration statement (File No. 333-140808), as amended, initially filed with the Commission on February 21, 2007).
4.13	Strategic Partnership Agreement, dated and supplemented as of June 15, 2006, among Beijing Century Media Culture Co., Ltd., Hunan Television & Broadcast Intermediary Co., Ltd., Shenzhen Ronghan Investment Co., Ltd. and Beijing Perspective Orient Movie & Television Intermediary Co., Ltd. (incorporated by reference to Exhibit 10.13 from our F-1 registration statement (File No. 333-140808), as amended, initially filed with the Commission on February 21, 2007).
4.14	Advertising Services Agreement, dated as of December 23, 2006, between Beijing Pioneer Media Advertising Co., Ltd. and Shanghai Media Investment Co., Ltd. (incorporated by reference to Exhibit 10.15 from our F-1 registration statement (File No. 333-140808), as amended, initially filed with the Commission on February 21, 2007).
4.15	Cooperation Agreement, dated as of November 1, 2006, between Beijing Century Media Culture Co., Ltd. and Shanghai Camera Media Investment Co., Ltd. (incorporated by reference to Exhibit 10.16 from our F-1 registration statement (File No. 333-140808), as amended, initially filed with the Commission on February 21, 2007).
4.16	Cooperation Agreement, dated as of June 5, 2006, between the Registrant and Small World Television (incorporated by reference to Exhibit 10.17 from our F-1 registration statement (File No. 333-140808), as amended, initially filed with the Commission on February 21, 2007).
4.17	English translation of Call Option Agreement regarding Economic Observer Press Office, dated as of November 6, 2006, among Shandong Sanlian Group, Shandong Economic Observer Co., Ltd., Economic Observer Press Office and Beijing Jingguan Xincheng Advertising Co., Ltd. (incorporated by reference to Exhibit 10.19 from our F-1 registration statement (File No. 333-140808), as amended, initially filed with the Commission on February 21, 2007).
4.18	English translation of Exclusive Advertising Agreement regarding Beijing FM91.5 and Shanghai FM87.9 of China Radio International, amended and restated as of November 28, 2006, between Beijing Guoguang Guangrong Advertising Co., Ltd. and Beijing Century Advertising Co., Ltd. (incorporated by reference to Exhibit 10.20 from our F-1 registration statement (File No. 333-140808), as amended, initially filed with the Commission on February 21, 2007).
4.19	English translation of Money Journal Cooperation Agreement, amended and restated as of September 20, 2006, among Hunan Television and Broadcasting Intermediary Co., Ltd., Money Journal Press Office and Guangzhou Jingshi Culture Intermediary Co., Ltd. (incorporated by reference to Exhibit 10.21 from our F-1 registration statement (File No. 333-140808), as amended, initially filed with the Commission on February 21, 2007).
4.20	English Translation of Cooperation Agreement, dated as of September 25, 2005, between Guangzhou Jingyu Culture Development Co., Ltd. and Beijing Qiannuo Advertising Co., Ltd. (incorporated by reference to Exhibit 10.22 from our F-1 registration statement (File No. 333-140808), as amended, initially filed with the Commission on February 21, 2007).
4.21	Information Consulting Committee Organization Agreement, amended and restated as of November 6, 2006, among Shandong Sanlian Group, Xinhua Finance Limited, Economic Observer Press Office and Beijing Jingguan Xincheng Advertising Co., Ltd. (incorporated by reference to Exhibit 10.23 from our F-1 registration statement (File No. 333-140808), as amended, initially filed with the Commission on February 21, 2007).
4.22	English Translation of Business Cooperation Agreement, amended and restated as of November 6, 2006, among Shandong Sanlian Group, Shandong Economic Observer Co., Ltd., Economic Observer Press Office and Beijing Jingguan Xincheng Advertising Co., Ltd. (incorporated by reference to Exhibit 10.24 from our F-1 registration statement (File No. 333-140808), as amended, initially filed with the Commission on February 21, 2007).
4.23	Cooperation Agreement in relation to Economic Observer, dated as of April 20, 2006, among Xinhua Finance Limited, Shandong Economic Observer Co., Ltd., Shandong Sanlian Group and Beijing Jingguan Xincheng Advertising Co., Ltd. (incorporated by reference to Exhibit 10.25 from our F-1 registration statement (File No. 333-140808), as amended, initially filed with the Commission on February 21, 2007).
4.24	Form of Equity Pledge Agreement among the affiliated entity, the shareholder of the affiliated

Exhibit
Number	Description of Document
entity and WFOE (incorporated by reference to Exhibit 10.26 from our F-1 registration statement (File No. 333-140808), as amended, initially filed with the Commission on February 21, 2007).
4.25	Form of Exclusive Equity Purchase Option Agreement between WFOE and shareholder of affiliated entity (incorporated by reference to Exhibit 10.27 from our F-1 registration statement (File No. 333-140808), as amended, initially filed with the Commission on February 21, 2007).
4.26	Form of Subrogation Agreement among the affiliated entity, the shareholder of the affiliated entity and the WFOE (incorporated by reference to Exhibit 10.28 from our F-1 registration statement (File No. 333-140808), as amended, initially filed with the Commission on February 21, 2007).
4.27	Service Agreement, dated as of January 23, 2006, between New China Media Co., Ltd. and Beijing Century Advertising Co., Ltd. (incorporated by reference to Exhibit 10.29 from our F-1 registration statement (File No. 333-140808), as amended, initially filed with the Commission on February 21, 2007).
4.28	Form of Deed of Non-Competition Undertaking and Release between shareholder and the Registrant (incorporated by reference to Exhibit 10.31 from our F-1 registration statement (File No. 333-140808), as amended, initially filed with the Commission on February 21, 2007).
4.29	Form of Share Subscription Agreement dated as of September 22, 2006 (incorporated by reference to Exhibit 10.32 from our F-1 registration statement (File No. 333-140808), as amended, initially filed with the Commission on February 21, 2007).
4.30	Agreement for the Sale and Purchase of Equity Interest and Subscription in Shanghai Hyperlink Market Research Co., Ltd., dated as of June 14, 2006, among Stephen Xie Wei, Lu Qinyong, Win Jei-Ching, Yang Jing, Shi Hui, Pang Lu, Yang Weidong, Xinhua Finance Limited, Beijing Taide Advertising Co., Ltd., and Shanghai Hyperlink Market Research Co., Ltd. (incorporated by reference to Exhibit 10.34 from our F-1 registration statement (File No. 333-140808), as amended, initially filed with the Commission on February 21, 2007).
4.31	Loan and Share Purchase Agreement in respect of shares in the capital of Upper Step Holdings Limited, dated as of February 28, 2006, among the Registrant, Sino Investment Holdings Limited and Sungolden Limited. (incorporated by reference to Exhibit 10.36 from our F-1 registration statement (File No. 333-140808), as amended, initially filed with the Commission on February 21, 2007).
4.32	Promissory Note dated as of November 10, 2006 issued by Sino Investment Holdings Limited in favor of the Registrant (incorporated by reference to Exhibit 10.46 from our F-1 registration statement (File No. 333-140808), as amended, initially filed with the Commission on February 21, 2007).
4.33	Share Purchase Agreement in respect of shares in the capital of EconWorld Media Limited, dated as of December 18, 2006, among the Registrant, Fan Cho Tak Alex and others (incorporated by reference to Exhibit 10.47 from our F-1 registration statement (File No. 333-140808), as amended, initially filed with the Commission on February 21, 2007).
4.34	Form of Employment Agreement between the Registrant and a Chief Officer of the Registrant (incorporated by reference to Exhibit 10.48 from our F-1 registration statement (File No. 333-140808), as amended, initially filed with the Commission on February 21, 2007).
4.35	English translation of Strategic Cooperation Agreement, dated as of December 18, 2003 and supplemented as of November 30, 2005, between Inner Mongolia Television Station and Shanghai Camera Media Investment Co., Ltd. (incorporated by reference to Exhibit 99.2 from our F-1 registration statement (File No. 333-140808), as amended, initially filed with the Commission on February 21, 2007).
4.36	English translation of Zhou Mo Wen Hui Cooperation Agreement dated as of August 8, 2005, between Zhou Mo Wen Hui Press Office and Guangzhou Jingyu Culture Development Co., Ltd. (incorporated by reference to Exhibit 99.3 from our F-1 registration statement (File No. 333-140808), as amended, initially filed with the Commission on February 21, 2007).
4.37	Content License Agreement, dated as of December 15, 2001, between China Economic Information Service of Xinhua News Agency and Xinhua Financial Network Limited (incorporated by reference to Exhibit 99.4 from our F-1 registration statement (File No. 333-140808), as amended, initially filed with the Commission on February 21, 2007).
4.38	Form of loan agreement between a wholly foreign-owned entity and a shareholder of an affiliated

Exhibit
Number	Description of Document
entity (incorporated by reference to Exhibit 4.55 from our annual report on Form 20-F (File No. 001-33328), filed with the Commission on May 19, 2008).
4.39	Waiver of loan issued by Xinhua Finance Limited to the Registrant, dated as of June 30, 2007 (incorporated by reference to Exhibit 4.56 from our annual report on Form 20-F (File No. 001-33328), filed with the Commission on May 19, 2008).
4.40	Share subscription agreement in respect of shares in the capital of Xinhua Finance Media Limited, between Whole Fortune Limited and Xinhua Finance Media Limited, dated as of October 31, 2007 (incorporated by reference to Exhibit 4.60 from our annual report on Form 20-F (File No. 001-33328), filed with the Commission on May 19, 2008).
4.41	Equity transfer agreement in respect of shares in Beijing Perspective Orient Movie and Intermediary Co., Ltd., between Hunan Television & Broadcast Intermediary Co., Ltd. and Beijing Century Culture Co., Ltd., dated as of October 31, 2007 (incorporated by reference to Exhibit 4.61 from our annual report on Form 20-F (File No. 001-33328), filed with the Commission on May 19, 2008).
4.42	Purchase agreement in respect of shares in the capital of Profitown Development Limited and other assets therein, among Xinhua Finance Media Limited, Flash Star Worldwide Limited, Profitown Development Limited and Chow Chi Yan, dated as of November 26, 2007 (incorporated by reference to Exhibit 4.62 from our annual report on Form 20-F (File No. 001-33328), filed with the Commission on May 19, 2008).
4.43	Purchase agreement in respect of shares in the capital of East Alliance Limited and other assets therein, among Xinhua Finance Media Limited, East Alliance Limited and other parties set out herein, dated as of June 4, 2007 (incorporated by reference to Exhibit 4.63 from our annual report on Form 20-F (File No. 001-33328), filed with the Commission on May 19, 2008).
4.44	Purchase agreement in respect of Convey Advertising Group, among Xinhua Finance Media Limited, Pariya Holdings Limited and Good Speed Holdings Limited, dated as of June 29, 2007 (incorporated by reference to Exhibit 4.64 from our annual report on Form 20-F (File No. 001-33328), filed with the Commission on May 19, 2008).
4.45	Purchase agreement in respect of shares in the capital of Singshine (Holdings) Hongkong Limited and other assets set out herein, among Xinhua Finance Media Limited, Singshine (Holdings) Hongkong Limited, Zhang Jingyu, Hu Shengzhong, He Zhihao, Lu Qibo, Chen Hao and Lu Hang, dated as of June 11, 2007 (incorporated by reference to Exhibit 4.65 from our annual report on Form 20-F (File No. 001-33328), filed with the Commission on May 19, 2008).
4.46	Cooperation agreement between Zhoumo Wen Hui Press Office and Beijing Qiannuo Advertising Co., Ltd., dated as of November 10, 2006 (incorporated by reference to Exhibit 4.66 from our annual report on Form 20-F (File No. 001-33328), filed with the Commission on May 19, 2008).
4.47	Advertising agency agreement between Guangdong People’s Radio Station and Guangzhou Singshine Communication Co., Ltd., dated as of December 14, 2007 (incorporated by reference to Exhibit 4.67 from our annual report on Form 20-F (File No. 001-33328), filed with the Commission on May 19, 2008).
4.48	Cooperation agreement between Guangdong People’s Radio Station and Guangzhou Singshine Communication Co., Ltd., dated as of November 1, 2006 (incorporated by reference to Exhibit 4.68 from our annual report on Form 20-F (File No. 001-33328), filed with the Commission on May 19, 2008).
4.49	English Translation of Equity Call Option Agreement, dated as of December 10, 2008, between Shanghai Wai Gao Qiao (Group) Co., Ltd and Jia Luo Business Consulting (Shanghai) Co., Ltd.
4.50†	Agreement relating to the sale and purchase of 85% of the issued share capital of Xinhua Finance Media (Convey) Limited, dated as of December 31, 2008, between the Registrant and Pariya Holdings Limited.
4.51†	Escrow Agreement, dated as of December 31, 2008, among the Registrant, Pariya Holdings Limited and K&L Gates.
4.52†	Sale and Purchase Agreement, dated as of March 13, 2009, among the Registrant, Beijing Taide Advertising Co., Ltd., INTAGE Inc. and INTAGE Marketing Consulting (Shanghai) Co., Ltd.
4.53†	Credit Agreement among the Registrant, Patriarch Partners Agency Services, LLC and the Lenders party thereto, dated as of October 21, 2008.

Exhibit
Number	Description of Document
4.54†	Investor and Registration Rights Agreement among the Registrant, Xinhua Finance Media Limited and the Investors party thereto, dated as of October 21, 2008.
4.55†	Security Agreement between the Registrant and Patriarch Partners Agency Services, LLC, dated as of October 21, 2008.
4.56†	Consent, Waiver and First Amendment to Credit Agreement, dated as of February 20, 2009, among the Registrant, Patriarch Partners Agency Services, LLC and the Lenders party thereto.
4.57†	Purchase Agreement in respect of shares in the capital of Starease Limited and other assets set out therein, dated as of October 9, 2008, among the Registrant, Prime Day Management Limited, Starease Limited and Ge Zhijun.
4.58†	Master Agreement in respect of Certain Advertising Business, dated as of September 30, 2008, between Registrant and Chung Cheng Co., Ltd.
4.59†	Purchase Agreement, dated as of March 6, 2009, among the Registrant, Parkwood Asia Limited and Everfame Development Limited.
4.60†	English Translation of Cooperation Agreement, dated as of March 12, 2009, between Shaanxi TV Station and Beijing Hantang Yueyi Culture Media Co., Ltd.
4.61†	English Translation of Strategic Cooperation Agreement, dated as of March 12, 2009, among Beijing Keying & CCTV Culture Development Co., Ltd., Beijing Linghang Dongli Advertising Co., Ltd. and Beijing Science & Education Film Studio.
8.1†	List of subsidiaries.
11.1	Code of Business Conduct and Ethics of the Registrant (incorporated by reference to Exhibit 99.1 from our F-1 registration statement (File No. 333-140808), as amended, initially filed with the Commission on February 21, 2007).
12.1††	CEO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
12.2††	CFO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
13.1††	CEO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
13.2††	CFO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
15.1†	Consent of Deloitte Touche Tohmatsu.

†	Previously filed with the Annual Report on Form 20-F.

††	Filed with this Amendment No. 1 to Annual Report on Form 20-F/A.

SIGNATURES
     The registrant hereby certifies that it meets all of the requirements for filing its annual report on Form 20-F/A and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

XINHUA SPORTS & ENTERTAINMENT LIMITED
	By:	/s/ Fredy Bush
	Name:	Fredy Bush
	Title:	Chairman and Chief Executive Officer

Date: May 29, 2009