Form 20-F
period 2009-12-31
XINHUA SPORTS & ENTERTAINMENT Ltd
filed 2010-07-15
CIK 1389476

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934
or

☑	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2009.
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
18/F, Tower A, Winterless Centre,
No. 1 West Da Wang Road, Chaoyang District,
Beijing, 100026, People’s Republic of China
(Address of principal executive offices)
Fredy Bush
Chief Executive Officer
18/F, Tower A, Winterless Centre,
No. 1 West Da Wang Road, Chaoyang District,
Beijing, 100026, People’s Republic of China
Tel: +86-10-8567-6000
Fax: +86-10-6448-0585
Email: info@xsel.com

(Name, Telephone, E-mail and/or Facsimile number and Address of the Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of Each Class	Name of Each Exchange on Which Registered
American depositary shares, each representing two common shares, par value US$0.001 per share	The NASDAQ Stock Market LLC (The NASDAQ Global Market)

Securities registered or to be registered pursuant to Section 12(g) of the Act:
None
(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:
None
(Title of Class)

Indicate the number of outstanding shares of each of the Issuer’s classes of capital or common stock as of the close of the period covered by the annual report. 176,466,050 common shares, par value US$0.001 per share as of December 31, 2009.
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

INTRODUCTION
In this annual report, except where the context otherwise requires and for purposes of this annual report only:
•	“we,” “us,” “our company,” “our,” “XSEL” and “Xinhua Sports & Entertainment” refer to Xinhua Sports & Entertainment Limited, and its subsidiaries, including direct subsidiaries and affiliated entities, except where the context requires otherwise;
•	“production of” or “to produce” drama series refer to “co-production with third parties who hold drama series production licenses” or “to cooperate with third parties who hold drama series production licenses to produce;”
•	“shares” or “common shares” refers to our class A common shares;
•	“ADSs” refers to our American depositary shares, each of which represents two common shares, and “ADRs” refers to the American depositary receipts that evidence our ADSs;
•	“China” or “PRC” refers to the People’s Republic of China, excluding, for the purpose of this annual report on Form 20-F only, Taiwan, Hong Kong and Macau;
•	“GAAP” refers to general accepted accounting principles in the United States;
•	all references to “RMB” or “Renminbi” are to the legal currency of China, all references to “$,” “dollars,” “US$,” “USD” and “U.S. dollars” are to the legal currency of the United States and all references to “HK$” are to the legal currency of Hong Kong;
•	any discrepancies in any table between the amounts identified as total amounts and the sum of the amounts listed therein are due to rounding; and
•	the conversion of RMB into U.S. dollars in this annual report is based on the noon buying rate in The City of New York for cable transfers of RMB as certified for customs purposes by the Federal Reserve Bank of New York. Unless otherwise noted, all translations from RMB to U.S. dollars and from U.S. dollars to RMB in this annual report were made at a rate of RMB6.8259 to $1.00, the noon buying rate in effect as of December 31, 2009.
This annual report on Form 20-F includes our audited consolidated financial statements for the years ended December 31, 2007, 2008 and 2009.
FORWARD-LOOKING INFORMATION
This annual report on Form 20-F contains statements of a forward-looking nature. You can identify these forward-looking statements by words or phrases such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “is/are likely to” or other similar expressions. We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends that we believe may affect our financial condition, results of operations, business strategy and financial needs. You must remember that our expectations may not be correct, even though we believe that they are reasonable. These forward-looking statements include, among others:
•	our goals and strategies;
•	our ongoing extension into the sports and entertainment markets;
•	our future business development, financial condition and results of operations;
•	projected revenues, profits, earnings and other estimated financial information;

•	our plans to expand our Internet presence, and expand into new media, such as, broadband wireless and Internet television;
•	the growth or acceptance of our integrated platform;
•	our plans to identify and create new advertising networks that target specific consumer demographics, which could allow us to charge a separate fee; and
•	competition in the PRC media and advertising industries.
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
PART I
Item 1. Identity of Directors, Senior Management and Advisers
Not Applicable.
Item 2. Offer Statistics and Expected Timetable
Not Applicable.
Item 3. Key Information
A. Selected Financial Data
The following selected consolidated statements of operations data for our company for the years ended December 31, 2007, 2008 and 2009 and the selected consolidated balance sheet data for our company as of December 31, 2008 and 2009 have been derived from our audited financial statements included elsewhere in this annual report. You should read the selected consolidated financial data in conjunction with those financial statements and the accompanying notes and “Item 5. Operating and Financial Review and Prospects.”
The following selected consolidated statements of operations data for our predecessor, EconWorld Media Limited, or EconWorld Media, for the period ended May 25, 2005 and for our company for the period from May 26, 2005, the date Xinhua Finance Limited, or XFL, acquired 60% of EconWorld Media, to December 31, 2005, and for our company for the year ended December 31, 2006 have been derived from our audited financial statements that are not included in this annual report.

Our consolidated financial statements are prepared and presented in accordance with U.S. GAAP. Our historical results do not necessarily indicate our results expected for any future periods.

	Period	Period
	from	from
	January 1, 2005 to	May 26,
	May 25,	2005(1) to	Year Ended	Year Ended	Year Ended	Year Ended
	2005	December 31,	December 31,	December 31,	December 31,	December 31,
	(Predecessor)	2005	2006	2007	2008	2009
	(In thousands, except for per share data)
Selected consolidated statement of operations data
Net revenues:
Advertising services	$—	$—	$35,628	$75,337	$99,575	$78,016
Advertising sales	—	—	—	8,141	21,912	21,215

Total net revenues	—	—	35,628	83,478	121,487	99,231

Cost of revenues:
Advertising services	—	—	23,954	54,255	71,230	61,888
Advertising sales	—	—	—	3,805	9,483	23,554

Total cost of revenues	—	—	23,954	58,060	80,713	85,442

Operating expenses:
Selling and distribution	—	—	2,355	5,662	10,683	7,708
General and administrative	—	4	10,131	17,890	45,604	27,762
Impairment charges	—	—	—	—	159,938	176,772
Loss on disposal of subsidiaries	—	—	—	—	4,721	25,640

Total operating expenses	—	4	12,486	23,552	220,946	237,882

Other operating income	—	—	—	2,262	1,251	2,065

Income (loss) from operations	—	(4)	(812)	4,128	(178,921)	(222,028)
Other income (expense), net	—	—	(167)	5,745	(27,308)	4,651
Equity in loss of an investment	—	—	52	—	—	—
Provision for income taxes (benefit)	—	—	(164)	671	1,728	(4,057)

Net income (loss) from continuing operations	—	(4)	(867)	9,202	(207,957)	(213,320)
Discontinued operations, net of taxes	(884)	1,484	5,915	20,140	(66,274)	(100,296)

Net income (loss)	(884)	1,480	5,048	29,342	(274,231)	(313,616)
Net income (loss) attributable to non-controlling interest	—	129	1,704	1,303	641	(2,041)

Net income (loss) attributable to XSEL	$(884)	$1,351	$3,344	$28,039	$(274,872)	$(311,575)
Deemed dividend on redeemable convertible preferred shares	—	—	(2,157)	—	—	—
Dividends declared to redeemable convertible preferred shares	—	—	(5,335)	(1,338)	(2,000)	(2,560)

Net income (loss) attributable to holders of common shares	(884)	1,351	(4,148)	26,701	(276,872)	(314,135)

Net income (loss) from continuing operations per share:
Basic — Class A common share	$—	$—	$(0.18)	$0.06	$(1.55)	$(1.35)
Basic — Class B common share	$—	$—	$(0.18)	$0.06	$(1.55)	$—
Diluted — Class A common share	$—	$—	$(0.18)	$0.06	$(1.55)	$(1.35)
Diluted — Class B common share	$—	$—	$(0.18)	$0.06	$(1.55)	$—
Net income (loss) from discontinued operations per share:
Basic — Class A common share	$—	$—	$0.10	$0.17	$(0.49)	$(0.64)
Basic — Class B common share	$(7.85)	$0.03	$0.10	$0.17	$(0.49)	$—
Diluted — Class A common share	$—	$—	$0.10	$0.15	$(0.49)	$(0.64)
Diluted — Class B common share	$(7.85)	$0.03	$0.10	$0.15	$(0.49)	$—
Shares used in computation:
Basic — Class A common share	—	—	5,084	66,166	85,927	157,730
Basic — Class B common share	113	42,613	44,693	50,055	49,917	—
Diluted — Class A common share	—	—	5,084	86,315	85,927	157,730
Diluted — Class B common share	113	42,613	44,693	50,055	49,917	—
Dividend per redeemable convertible preferred share	$—	$—	$0.34	$0.08	$6.67	$7.81

(1)	Date XFL acquired 60% of EconWorld Media, which equity interest was transferred to us on January 12, 2006.

	As of December 31,
	2008	2009
	(In thousands)

Selected consolidated balance sheet data
Cash and cash equivalents	$54,089	$13,230
Goodwill	46,993	7,238
Intangible assets	200,529	19,298
Total assets	508,250	242,559
Convertible loan-current	—	59,379
Total current liabilities	106,275	201,755
Convertible loan-non current	33,200	—

Net assets (liabilities)	268,791	(26,170)

Total equity (deficiency)	238,185	(59,936)
As of January 1, 2009, we adopted an authoritative guidance, which changed the accounting for and the reporting of minority interests, now referred to as non-controlling interests, in our consolidated financial information. Due to our corporate repositioning, certain businesses ceased operations or were sold and we have reclassified these businesses as discontinued operations in the consolidated financial information. Prior period financial information has been reclassified to conform to the current period presentation.
Exchange Rate Information
Our business is primarily conducted in China and substantially all of our revenues are denominated in RMB. However, periodic reports made to shareholders will include current period amounts translated into U.S. dollars using the then current exchange rates, for the convenience of readers. The conversion of RMB into U.S. dollars in this annual report is based on the noon buying rate in The City of New York for cable transfers of RMB as certified for customs purposes by the Federal Reserve Bank of New York. Unless otherwise noted, all translations from RMB to U.S. dollars and from U.S. dollars to RMB in this annual report were made at a rate of RMB6.8259 to $1.00, the noon buying rate in effect as of December 31, 2009. We make no representation that any RMB or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or RMB, as the case may be, at any particular rate, or at all. The PRC government imposes control over its foreign currency reserves in part through direct regulation of the conversion of RMB into foreign exchange and through restrictions on foreign trade. On July 9, 2010, the noon buying rate was RMB6.7720 to $1.00.

The following table sets forth information concerning exchange rates between the RMB and the U.S. dollar for the periods indicated.

	Noon Buying Rate
Period	Period End	Average(1)	Low	High
2005	8.0702	8.1826	8.2765	8.0702
2006	7.8041	7.9579	8.0702	7.8041
2007	7.2946	7.5806	7.8127	7.2946
2008	6.8225	6.9193	7.2946	6.7800
2009	6.8259	6.8295	6.8470	6.8176
2010
January	6.8268	6.8269	6.8295	6.8258
February	6.8258	6.8285	6.8330	6.8258
March	6.8258	6.8262	6.8270	6.8254
April	6.8247	6.8256	6.8275	6.8229
May	6.8305	6.8275	6.8310	6.8245
June	6.7815	6.8184	6.8323	6.7815
July (through July 9, 2010)	6.7720	6.7762	6.7807	6.7709

(1)	Annual averages are calculated from month-end rates. Monthly averages are calculated using the average of the daily rates during the relevant period.
B. Capitalization and Indebtedness
Not Applicable.
C. Reasons for the Offer and Use of Proceeds
Not Applicable.
D. Risk Factors
Risks related to our business
There is substantial doubt as to our ability to continue as a going concern, which could adversely affect our ability to meet our ongoing financing needs as well as to obtain third party financing.
As indicated in the emphasis of matter language included in the report on our financial statements issued by our auditors, Deloitte Touche Tohmatsu CPA Ltd., there is “substantial doubt” about our ability to continue as a going concern. As of December 31, 2009 our current liabilities exceeded our current assets by $50.9 million and our net shareholders’ deficit was $61.4 million. Our cash and cash equivalent as of December 31, 2009 was $13.2 million. We cannot assure you that our business will generate sufficient cash flow from operations in the future to service our debts and make necessary capital expenditures, in which case we may (i) seek additional financing, (ii) dispose of certain assets or (iii) seek to refinance some or all of our debts. We are also taking a number of other actions to address the issue, including restructuring outstanding indebtedness, disposing of non-core businesses and adopting other cost-saving strategies. We cannot assure you that any of the alternatives above can be implemented on satisfactory terms, if at all. The inclusion of the substantial doubt language in the audit report about our ability to continue as a going concern could affect our ability to obtain financing from third parties or could result in increased costs of such financing. In the event that we are unable to meet our liabilities when they are due or if our creditors take legal action against us for payment, we may have to liquidate long-term assets to repay our creditors. We may have difficulty converting our long-term assets into current assets in such a situation and may suffer losses upon the sale of our long-term assets.

We have sustained net losses in the past and may continue to sustain net losses in the future or may not grow as expected.
We recorded an aggregate of $267.8 million in 2009 for impairment charges relating to goodwill and intangible assets, driven mainly by (i) our repositioning in the sports and entertainment fields, (ii) the global economic downturn, (iii) the release of Rule 61 (“Rule 61”) in October 2009 by the State Administration of Radio, Film and Television, which substantially cuts the time allowed for brand advertisements in each hour of programming and the aggregate amount of time allotted for infomercials, (iv) the loss of major customers to competitors or from our Advertising Group and (v) the failure to renew an agency contract for internet property advertising. Partially because of this, we reported a net loss of $313.6 million for the year ended December 31, 2009. As of December 31, 2009, after recording these impairment charges, we had goodwill and other intangibles in an aggregate amount of $30.9 million, or approximately 12.7% of our total assets.
An asset impairment charge may result from the occurrence of unexpected adverse events that impact our estimates of expected cashflows generated from our assets. Goodwill and intangible assets with indefinite lives are required to be tested for impairment at least annually, or more frequently if events or changes in circumstances indicate that the asset might be impaired. If the estimates or related assumptions change in the future, we may be required to record additional impairment charges. Additionally, continued adverse conditions in the economy and future volatility in the stock market could continue to impact the valuation of our reporting units, which could trigger additional impairment of goodwill and intangibles in future periods and have a material adverse effect on our results of operations and the market price of our ADSs.
We may not be able to comply with the financial covenants contained in an outstanding secured convertible loan facility, which would give the lenders under such facility the right to require us to repay the outstanding balance at any time. We may not be able to make such a repayment on demand, and any acceleration of the loan would have an adverse effect on our financial condition.
In October 2008, we obtained a secured convertible loan facility from affiliates of Patriarch Partners Agency Services, LLC, or Patriarch. As of the date of this annual report, the outstanding principal amount under the secured convertible loan facility is $41.5 million. In addition, we obtained a term loan of $7.6 million from Patriarch. The credit agreement contains financial covenants relating to the business of our subsidiaries, including minimum consolidated EBITDA, interest coverage ratios, a leverage ratio and a minimum cash balance requirement. We did not meet certain of these financial covenants for the quarter ended September 30, 2009, for which we obtained a waiver. We also did not meet certain of these financial covenants for the quarters ended December 31, 2009, March 31, 2010 and June 30, 2010. We entered into an amendment and waiver to the secured convertible loan facility on July 12, 2010, which effectively waives our breach of financial covenants for the quarters ended December 31, 2009, March 31, 2010 and June 30, 2010 and up to the date of the amendment, and lowers the financial covenant requirements on a prospective basis.
Upon the occurrence of any default under the secured convertible loan facility, including our failure to comply with all financial covenants, Patriarch could elect to declare all borrowings outstanding, together with accrued and unpaid interest and fees, to be due and payable, or could require us to apply all of our available cash to repay these borrowings. If we cannot repay these amounts, Patriarch could proceed against the collateral granted to it to secure our indebtedness. We have pledged our television assets as collateral under the secured convertible loan facility. If Patriarch accelerates the repayment of borrowings, we may not have sufficient assets to repay the loans under the secured convertible loan facility and our other indebtedness, or be able to borrow sufficient funds to refinance such indebtedness. Even if we are able to obtain new financing, it may not be on commercially reasonable terms, or terms that are acceptable to us.
We cannot assure you that we will be able to comply with the covenants contained in the secured convertible loan facility in the future, and if we breach the covenants, we cannot assure you that we would be able to obtain any amendments to or waivers of the covenants contained in the secured convertible loan facility. In addition, any amendment to or waiver of the covenants may involve upfront fees, higher annual interest costs and other terms less favorable to us than those currently offered by the secured convertible loan facility. In addition, our failure to comply with the covenants under the secured convertible loan facility or an assessment that we are likely to fail to comply with such covenants could lead us to seek an amendment to or a waiver of the covenants contained in the secured convertible loan facility.

Under the terms of our advertising agency agreement with Shaanxi Television Station, it held the right to terminate the agreement if we failed to make certain required payments. Shaanxi Television Station exercised this right on June 30, 2010, which could have a material and adverse impact on our business and financial conditions.
Through our subsidiary, Everfame Development Ltd., or Everfame Development, we acted as the sole advertising agent for Shaanxi Television Station, a free-to-air TV channel. Our agreement with Shaanxi Television Station provided it the right to terminate the agreement where we failed to pay the required annual license fee or make certain guarantee payments. This agreement was terminated by Shaanxi Television Station effective June 30, 2010 due to our failure to make required payments. We derived revenue of $20.8 million from this agreement for the year ended December 31, 2009, which represents 14.9% of our total revenue for that period. We may not be able to enter into a satisfactory agreement to make up for this loss of revenues, which could have a material and adverse effect on our business and financial conditions.
We have substantial indebtedness and may incur substantial additional indebtedness in the future, which could adversely affect our financial health and our ability to generate sufficient cash to satisfy our outstanding and future debt obligations.
As of December 31, 2009, we had total borrowings of $89.1 million. Our substantial indebtedness could have important consequences to you. For example, it could:
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
Our ability to generate sufficient cash to satisfy our outstanding and future debt obligations will depend upon our future operating performance, which will be affected by prevailing economic conditions and financial, business and other factors, many of which are beyond our control. We anticipate that our operating cashflow may not be sufficient to meet our anticipated operating expenses and to service our debt obligations as they become due. If we are unable to service our indebtedness, we will be forced to adopt an alternative strategy that may include actions such as reducing or delaying capital expenditures, selling assets, restructuring or refinancing our indebtedness or seeking equity capital. These strategies may not be instituted on satisfactory terms, if at all.
We are refocusing our scope of operations to include sports and entertainment media. Failure to successfully implement these new business strategies could have an adverse effect on our financial condition, results of operations and cashflow from operations.
Our content previously focused on business and financial news as well as on wealth management and affluent lifestyle programming. In late 2008 we decided to expand the scope of our business to include sports and entertainment media, in addition to our existing finance focus, to more broadly address market demand and maximize shareholder value. In connection with our re-positioning, we have made several key investments to better position ourselves for growth in the sports and entertainment markets. We have also reallocated some of our resources to these new businesses. Our re-positioning and growth of our operations have placed, and will continue to place, significant demand on our management, operational and financial resources. If we do not effectively manage our re-positioning and the growth of our operations, the quality of our services could suffer, which could negatively affect our brand and operating results. Any failure to efficiently or effectively manage this growth of our operations may limit our future growth and hamper our business strategy.

In addition, as a result of the repositioning, we discontinued our print business and most of our broadcasting business. A number of our entities were either terminated or disposed of in 2009, which were reflected as discontinued operations in our consolidated statements of operation. In 2009, we incurred a loss from discontinued operations of $100.3 million. Our repositioning and new business strategies may result in additional discontinued operations and losses from discontinued operations, which could have an adverse effect on our financial condition and results of operations.
We may need additional capital to finance general operating costs and future acquisitions and we may not be able to obtain it.
We may require additional cash resources in order to financing general operating costs and to make acquisitions. We plan to expand through acquisitions, but have not yet identified many targets for acquisition. Often the cost of acquisitions is not known until the opportunities are analyzed, due diligence has commenced and negotiations are underway. We also may need to pay large amounts in additional earnout considerations in connection with acquisitions structured to include these types of payments. As of the date of this annual report, we may need to pay as much as $53.5 million in additional earnout considerations in connection with past acquisitions. If the cost of the acquisitions that our management deems appropriate is higher than our cash resources, we will need to seek additional cash resources, and may seek to sell additional equity or debt securities or obtain a credit facility. We also require capital to fund our ongoing general operating costs. The sale of additional equity securities could result in additional dilution to our shareholders. If we sell additional equity securities and our shareholders experience dilution, you will also experience dilution of your ADSs. The incurrence of indebtedness would result in increased debt service obligations and could result in operating and financing covenants that would restrict our operations. We may not be able to obtain financing in amounts or on terms acceptable to us, if at all. As a result, our operating results and financial condition could be adversely affected.
Our successive acquisitions make evaluating our business and prospects difficult.
We were incorporated in November 2005. Since our incorporation, we have acquired various operating entities with distinct businesses. Some of the businesses we acquired have short operating histories. Our successive acquisitions make comparisons with historical data difficult. Accordingly, you should consider our future prospects in light of the risks and uncertainties experienced by early stage companies in evolving and heavily regulated industries such as the media industry in China. Some of these risks and uncertainties relate to our ability to:
•	successfully integrate the recently acquired companies;
•	navigate the regulatory landscape and respond to changes in the regulatory environment;
•	offer new and innovative services to attract and retain an audience and readers;
•	attract additional advertisers and increase advertising fees;
•	increase awareness of our branded media platforms;
•	respond to competitive market conditions;
•	manage risks associated with intellectual property rights;
•	maintain effective control of our costs and expenses;
•	raise sufficient capital to sustain and expand our business; and
•	attract, retain and motivate qualified personnel.

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
Strategic acquisitions are a key part of our growth strategy. Historically we have made acquisitions that were critical in providing us with product and service suites, an audience and readers, a customer base, market access and our talent pool. If we are presented with appropriate opportunities, we may acquire additional complementary companies, products or technologies. The integration of acquired companies diverts a great deal of management attention and dedicated staff efforts from other areas of our business. A successful integration process is important to realizing the benefits of an acquisition. If we encounter difficulty integrating our recent and future acquisitions, our business may be adversely affected. Certain of our acquired companies are held in the form of affiliated entities, which provides us less control than if they were direct subsidiaries, and may cause difficulty in the integration process. See “— Risks related to the regulation of our business and to our structure — We rely on contractual arrangements with our PRC operating affiliates and their subsidiaries and shareholders for our China operations, which may not be as effective in providing operational control as direct ownership.” The acquisitions may not result in the expected growth or development, which may have an adverse effect on our business.
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
We rely on key contracts and business relationships, and if our current or future business partners or contracting counterparties fail to perform, or terminate, any of their contractual arrangements with us for any reason or cease operations, or should we fail to adequately identify key business relationships, our business could be disrupted, our reputation may be harmed and we may have to resort to litigation to enforce our rights, which may be time consuming and expensive.
We rely on a number of arrangements with partners and suppliers to conduct our businesses. These arrangements govern, among others, our rights to sell advertising, provide consulting and advisory services and to serve as an exclusive advertising agent. See “Item 4.B. Information on the Company — Business Overview — Arrangements with partners and suppliers.” Some of these key contracts have long terms, while others have short terms generally ranging from one year to a few years and will need renewal.

If any of our business partners or contracting counterparties fails to perform or terminates its agreement with us for any reason (including, for example, a breach by them or the lack of proper regulatory approvals), or if our business partners or contracting counterparties with which we have short-term agreements refuse to extend or renew the agreement or enter into a similar agreement, our ability to carry on operations in that sector, and our ability to cross-sell advertising services among different platforms, may be impaired. Depending on the circumstances, the consequences could be far-reaching and extremely harmful to our reputation, existing business relationships and future growth potential. In addition, we depend on the continued operation of our long-term business partners and contracting counterparties and on maintaining good relations with them. If one of our long-term partners or counterparties is unable (including as a result of bankruptcy or a liquidation proceeding) or unwilling to continue operating in the line of business that is the subject of our contract, we may not be able to obtain similar relationships and agreements on terms acceptable to us or at all. The failure to perform or termination of any of the agreements by a partner or a counterparty, the discontinuation of operations of a partner or counterparty, the loss of good relations with a partner or counterparty or our inability to obtain similar relationships or agreements may have an adverse effect on our operating results and financial condition. If any of these business partners or contracting counterparties fails to perform its obligations, we may not be able to enforce the relevant agreements if the agreements are ruled in violation of the PRC laws, even if the agreements are otherwise legal and valid.
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
Our business relies on certain key contracts to which we are not a party. Instead, we have contracts with the companies that in turn have those key contracts with third parties. The contracts we have allow us to benefit financially and strategically from our contracting counterparties’ roles in the contracts. These arrangements govern, among others, our rights to sell advertising, provide consulting and advisory services and to serve as an exclusive advertising agent. See “Item 4.B. Information on the Company — Business Overview— Arrangements with partners and suppliers.”
If our contracting counterparties do not perform or terminate their agreements with the third parties, or if the third parties do not perform or terminate their contracts with our contracting counterparties for any reason, including a breach by either party, our ability to use the media platforms, and our ability to cross-sell advertising services among different platforms may be impaired. Depending on the circumstances, the consequences of a failure to perform under the terms or the termination of a contract could be far-reaching and extremely harmful to our reputation, existing business relationships and future growth potential. We may not be able to enforce these contracts in court or at arbitration because we do not have direct contractual relationships with these entities. Our contracting counterparties may be unable or unwilling to enforce their rights under the key contracts, and if they are unwilling to do so we have no direct recourse against the third parties. In addition, we rely on the continued operation of the third parties to carry out certain parts of our operations. If any of them are unable or unwilling to continue operating in the line of business that is the subject of our contract, we do not have contractual rights to enforce against them. We may not be able to obtain access to similar platforms on terms acceptable to us or at all. A failure to perform under the terms of or the termination of any of these key contracts, the discontinuing of operations of the third parties or our inability to obtain access to similar media platforms may have an adverse effect on our financial condition, results of operations and cashflow from operations.

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
Our operating groups, including Broadcast and Advertising, derive the majority of their revenues from the provision of advertisements and sponsorships. Advertising spending is volatile and sensitive to changes in the economy. Our advertising customers may reduce the amount they spend on our media for a number of reasons, including:
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
Because of our limited operating history, our rapidly evolving business and our repositioning and other growth strategies, our historical operating results may not be useful to you, and you should not rely on our past results in predicting our future operating results. Advertising spending in China has historically been volatile, reflecting overall economic conditions as well as budgeting and buying patterns. We expect that the volatility in our business may cause our operating results to fluctuate. If our revenues for a particular quarter are lower than we expect, we may be unable to reduce our operating expenses for that quarter by a corresponding amount, which would harm our operating results for that quarter relative to our operating results from other quarters.
If we do not maintain and develop our brands and those of our strategic partners, we will not be able to attract an audience and readers to the media platforms we use.
Many of the media platforms we use attract readers, audiences and advertisers partly through brand name recognition. We believe that establishing, maintaining and enhancing our portfolio of brand names and those of our strategic partners will enhance our growth prospects. Some of our competitors have well-established brands in the media industry. The promotion of our brands and those of our strategic partners will depend largely on our success in maintaining a sizable and loyal audience and readership, providing high-quality content and organizing effective marketing programs. While many of the media platforms we utilize currently have a high level of brand recognition, we may not be able to maintain our existing brands or those of our strategic partners or develop new brands on a cost-effective basis, which may have an adverse impact on our operating results.

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
We compete with international and local media entities on various platforms, and with advertising service providers. The media, advertising and research sectors in China are very competitive and constantly evolving. Many of our competitors have a longer operating history, larger product and service suites, greater capital resources and broader international or local recognition. Given the recent growth in the China market, we expect international competitors to increase their focus in this region and local competitors to increase their focus in these sectors, intensifying the competition in our business areas. If we cannot successfully compete against new or existing competitors, our operating results may be adversely affected.
Our Broadcast business faces increasing competition from new technologies, such as the Internet, broadband wireless and Internet television, and new consumer products, such as portable digital audio players and personal digital video recorders. These new technologies and alternative media platforms compete with our Broadcast Group for audience and readership shares and advertising revenue, and in the case of some products, allow audience and readers to avoid traditional advertisements. China has also established a timetable to switch its radio and television broadcasting from analog to digital. We are unable to predict the effect such technologies and related services and products will have on our broadcast operations, but there exist certain risks, including, among others, that the capital expenditures necessary to adapt our services to such technologies could be substantial, and other companies employing such technologies could compete with our businesses.
Our business depends substantially on the continuing efforts of our key executives. Our business may be severely disrupted if we lose their services.
Our future success heavily depends upon the continued services of our key executives, particularly Fredy Bush, who is the Chief Executive Officer of our company. Moreover, if Fredy Bush ceases to be our Chief Executive Officer, it could be construed as a change of control event under the convertible loan facility credit agreement we entered into in October 2008 which would trigger our mandatory prepayment obligations under the credit agreement. We rely on the expertise of our key executives in business operations in the advertising and media industries and on their relationships with our shareholders, business partners and regulators. If one or more of our key executives are unable or unwilling to continue in their present positions, we may not be able to replace them easily or at all. Therefore, our business may be severely disrupted, our financial condition and results of operations may be materially and adversely affected and we may incur additional expenses to recruit and train personnel.
In addition, if any of these key executives joins a competitor or forms a competing company, we may lose customers and business partners, and our operating results may be adversely affected. Certain of our key executive officers have entered into an employment agreement with us that contains confidentiality and non-competition provisions. If any disputes arise between our executive officers and us, these agreements may not be enforced effectively.
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

If we are unable to attract, train and retain key individuals, highly skilled employees and important talents, our business may be adversely affected.
We expect to need to hire additional employees, including personnel to maintain and expand our graphics design, production personnel to create advertisements and produce programming, information technology and engineering personnel to maintain and expand our delivery platform, marketing personnel to sell our products and administrative staff to support our operations. Some of our operating groups, especially our Broadcast Group, also rely on the appearances of well-known personalities and talents during programming. If we are unable to identify, attract, hire, train and retain individuals in these areas or retain our existing employees due to our failure to provide them with adequate incentives or otherwise, the quality of our services may be negatively impacted, which could adversely affect our business and results of operations.
We may not be able to prevent others from using our intellectual property, which may harm our business and expose us to litigation.
We regard our content, copyrights, domain names, trade names, trademarks and similar intellectual property as critical to our success. We try to protect our intellectual property rights by relying on trademark, copyright and confidentiality laws and contracts. The copyright, trademark and confidentiality protections in China may not be as effective as in other countries, such as the United States or elsewhere.
We seek to limit the threat of content misappropriation. However, policing the unauthorized use of our services and related intellectual property is often difficult and the steps we have taken may not in every case prevent the infringement by unauthorized third parties. Developments in technology, including digital copying, file compressing and the growing penetration of high-bandwidth Internet connections increase the threat of content misappropriation by making it easier to duplicate and widely distribute misappropriated material. In addition, the risk exists that some local television stations or channels may, when airing our programs, remove the original advertisements placed by us from the programs and replace them with their own advertisements. Content misappropriation presents a threat to our revenues from services, including, but not limited to, television and media production.
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
We are subject to reporting obligations under the U.S. securities laws. The SEC, as required by Section 404 of the Sarbanes-Oxley Act of 2002, or the Sarbanes-Oxley Act, adopted rules requiring every public company to include a management report on such company’s internal control over financial reporting in its annual report, which contains management’s assessment of the effectiveness of the company’s internal control over financial reporting. These requirements were applied to this annual report on Form 20-F for the fiscal year ended December 31, 2009.
In connection with the preparation of this annual report on Form 20-F, we carried out an evaluation of the effectiveness of our internal control over financial reporting. Based on this evaluation, our management concluded that our internal control over financial reporting is effective as of December 31, 2009. See “Item 15. Controls and Procedures.”

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
Our strategy of expanding our television programming and new media presence may not be well received or may be more expensive than we expected.
We are expanding our television presence and are also expanding the media platforms we use to include new media, such as broadband wireless broadcasting and Internet television. However, the market for television and new media platforms is rapidly evolving and is becoming increasingly competitive. We cannot predict whether, or how fast, this market will grow. Moreover, if we fail to expand our television and new media presence or adapt to the rapid changes in the television and new media markets and technology, our business, competitiveness, or results of operations could be materially affected.
Our success with expansion into these media platforms depends on a number of factors, including:
•	sufficient demand for these services from our existing and potential audience and readers, and sufficient advertising revenues from customers, to offset the substantial investment we will make in order to provide them;
•	our ability to compete effectively with other providers of these services;
•	our ability to adapt and develop our services in order to conform to market conditions and customer needs; and
•	our ability to form, acquire or cooperate with Internet content and service providers and obtain the appropriate licenses to conduct this business.
The absence or failure of any one or more of these factors, based on our inability to predict the effect of emerging technology or competition on the viability of our broadcast operations, products or investments, may materially and adversely affect our business, results of operations, financial condition, cashflow from operations and prospects.
Risks related to the regulation of our business and to our structure
If the PRC government finds that the agreements that establish the structure for operating our China businesses do not comply with PRC governmental restrictions on foreign investment in the media and telecommunications industries, or if these regulations or the interpretation of existing regulations change in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations.
Most of our operations are conducted through operating subsidiaries in China, and through our contractual arrangements with several of our affiliated entities and their shareholders in China. PRC regulations currently prohibit or restrict foreign ownership of media, advertising and telecommunications companies. We have entered into contractual arrangements with these affiliated entities and their shareholders, all of whom are PRC citizens, which enable us to, among other things, exercise effective control over these affiliated entities and their respective subsidiaries. We believe the business operations of our subsidiaries in China and our affiliated entities and their respective subsidiaries comply in all material respects with existing PRC laws and regulations.

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

Changes to the interpretation of certain PRC tax policies will cause us to incur additional tax liability, which will have an adverse effect on our financial condition.
On April 21, 2010 the State Administration of Taxation issued Circular 157 which is titled Further Clarification on Implementation of Preferential EIT Rate during Transition Periods, or Circular 157. Circular 157 seeks to provide additional guidance on the interpretation of certain preferential tax rates under the transition rules of the New EIT Law. Prior to Circular 157, we interpreted the law to mean that if an entity was in a period where it was entitled to a 50% reduction in the tax rate and was entitled to a 15% rate of tax due to its HNTE status under the New EIT Law, it was thus entitled to pay tax at a rate of 7.5%. Circular 157 indicates that such an entity is instead entitled to pay tax at either 15% or 50% of the standard PRC tax rate. The effect of Circular 157 is retrospective and would apply to 2008 and 2009. As a consequence of Circular 157, the preferential tax rate enjoyed by our subsidiary which qualified as a HNTE during its reduction period in 2008 and 2009 will be 12.5% for the relevant years rather than 7.5%, which is the rate we used prior to the issuance of Circular 157. We believe that Circular 157 is similar to a change in tax law, the cumulative effect of which should be reflected in the period of the change. As a result, we will recognize an additional tax liability in the second quarter of 2010 of approximately $0.2 million in respect of this change.
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
The authorities may refuse to grant any licenses we may seek. For companies that exceeded the scope of their business licenses or permitted activities, operated without a license or needed approval in the past but are now compliant, as well as for any companies that may currently operate without the appropriate license or approval or outside the scope of their business license or permitted activities, the relevant PRC authorities have the authority to impose fines or other penalties, sometimes as much as five to ten times the amount of the illegal revenues and may require the disgorgement of profits or revocation of the business license. Due to the inconsistent nature of regulatory enforcements in the PRC, those of our PRC operating companies and strategic partners that exceeded the scope of their business licenses or permitted activities or operated without the appropriate licenses or approvals in the past or may be doing so currently may be subject to the above fines or penalties, including the disgorgement of profits or revocation of the business license of one or more of these companies. These fines or penalties may have a material adverse effect on our business.
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

We may be treated as a resident enterprise for PRC tax purposes and our global income may be subject to PRC tax under PRC tax law, which would have a material adverse effect on our results of operations.
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
Foreign holders of our ADSs or common shares may be subject to PRC withholding tax on dividends payable by us and on gains realized on the sale of our ADSs or common shares if we are classified as a PRC “resident enterprise.”
Under the New EIT Law, withholding tax at a rate of 10% is applicable to dividends payable to investors that are “non-resident enterprises,” which do not have an establishment or place of business in the PRC, or which have such establishment or place of business but the relevant income is not effectively connected with the establishment or place of business, to the extent such interest or dividends have their sources within the PRC unless such non-resident enterprise can claim treaty protection. Similarly, any gain realized on the transfer of our ADSs or common shares by such investors is also subject to a 10% withholding tax if such gain is regarded as income derived from sources within the PRC. Since the New EIT Law is relatively new and ambiguous in certain aspects, there is uncertainty as to whether the dividends we pay with respect to our ADSs or common shares, or the gain you may realize from the transfer of our ADSs or common shares, would be treated as income derived from sources within the PRC and be subject to PRC withholding tax. If we are required under the New EIT Law to withhold PRC income tax on such dividends or your gains realized on the sales of our ADSs or common shares, your investment in our ADSs or common shares may be materially and adversely affected.

The PRC government may prevent us or our strategic partners from producing or distributing, and we or they may be subject to liability for content that it believes is inappropriate.
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
It may be difficult to determine the type of content that may result in liability. Censorship is carried out on a case-by-case basis, often without consistency between the cases and without explanation. If any of our content or the content of our strategic partners is deemed to have violated any of such content restrictions, we or they would not be able to continue to create or distribute such content and could be subject to penalties, including confiscation of income, fines, suspension of our business and revocation of licenses for operating media services, which would materially and adversely affect our business, financial condition, results of operations and cashflow from operations.
We may be subject to litigation for information provided in our media services, which may be time-consuming and costly to defend.
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
We and our strategic partners are obligated under PRC laws and regulations to monitor the advertising content that is shown, displayed or printed on any of our or their media outlets for compliance with applicable law. In addition, for advertising content related to specific types of products and services, such as alcohol, cosmetics, pharmaceuticals and medical facilities, we and our strategic partners are required to confirm that the advertisers have obtained the requisite government approvals, including the advertisers’ operating qualifications, proof of quality inspection of the advertised products, and government pre-approval of the contents of the advertisement and filing with the local authorities. We and, to the best of our knowledge, our strategic partners, employ qualified advertising inspectors who are trained to review advertising content for compliance with relevant PRC laws and regulations, and we endeavor to comply, and encourage our strategic partners to take measures to comply, with such requirements, by methods including requesting relevant documents from the advertisers.
Our services contain information such as financial news, interviews, quotes of securities prices, analytical reports, investment recommendations and portrayals of people in our television productions. It is possible that if any information contains errors or false or misleading information, or is perceived to infringe the intellectual property rights of others, third parties could take action against us for losses incurred in connection with the use of such information. Any claims, with or without merit, could be time-consuming and costly to defend, result in litigation and divert management’s attention and resources, which could have an adverse effect on our operating results.
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
As of December 31, 2009, XFL, Yucaipa Global Partnership Fund L.P., or Yucaipa, Patriarch Partners Media Holdings, LLC, or Patriarch Partners, and Dragon Era Group Limited beneficially own approximately 20.4%, 9.6%, 26.1% and 4.0% of the outstanding shares of our equity, respectively. Ms. Fredy Bush, our Chief Executive Officer and director, has control over Dragon Era Group Limited. Accordingly, XFL, Ms. Bush, Yucaipa and Patriarch Partners may have significant influence in determining the outcome of any corporate transaction or other matter submitted to the shareholders for approval, including mergers, consolidations, the sale of all or substantially all of our assets, the election of directors and other significant corporate actions. They will also have significant influence in preventing or causing a change in control. In addition, without their consent, we may be prevented from entering into transactions that could be beneficial to us. Their interests may differ from the interests of our other shareholders.
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
The PRC economy has been transitioning from a planned economy to a more market-oriented economy. Although the PRC government has implemented measures since the late 1970s emphasizing the utilization of market forces for economic reform, the reduction of state ownership of productive assets and the establishment of improved corporate governance in business enterprises, a substantial portion of productive assets in China are still owned by the PRC government. In addition, the PRC government continues to play a significant role in regulating industry development by imposing industrial policies. The PRC government also exercises significant control over China’s economic growth through allocating the resources, controlling payment of foreign currency-denominated obligations, setting monetary policy and providing preferential treatment to particular industries or companies. Since late 2003, the PRC government has implemented a number of measures, such as raising interest rates and bank reserve requirements to place additional limitations on the ability of commercial banks to make loans, in order to contain the growth of specific segments of China’s economy that it believed to be overheating. These actions, as well as future actions and policies of the PRC government, could materially affect our liquidity and access to capital and our ability to operate our business.
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
On August 8, 2006, six PRC regulatory agencies, namely, the Ministry of Commerce, the State Assets Supervision and Administration Commission, the State Administration for Taxation, the State Administration for Industry and Commerce, the CSRC, and the PRC State Administration of Foreign Exchange, or SAFE, jointly adopted the Regulations on Mergers and Acquisitions of Domestic Enterprises by Foreign Investors, or the New M&A Rule, which became effective on September 8, 2006. The New M&A Rule purports, among other things, to require offshore special purpose vehicles, formed for overseas listing purposes through acquisitions of PRC domestic companies and controlled by PRC companies or individuals, to obtain the approval of the CSRC prior to publicly listing their securities on an overseas stock exchange. The New M&A Rule also established additional procedures and requirements that could make merger and acquisition activities by foreign investors more time-consuming and complex, including requirements in some instances that the Ministry of Commerce be notified in advance when a foreign investor acquires equity or assets of a PRC domestic enterprise. Complying with the requirements of the New M&A Rule to complete such transactions could be time-consuming, and any required approval processes, including obtaining approval from the Ministry of Commerce, may delay or inhibit our ability to complete such transactions, which could affect our ability to expand our business or maintain our market share.
In addition, according to the New M&A Rule and other PRC rules regarding foreign exchange, an offshore company’s shares can be used as consideration for the acquisition of a domestic PRC company’s equity only under very limited circumstances and prior approval from the Ministry of Commerce must be obtained before such a share swap could be done. When we acquired control of certain of our PRC affiliates, we issued and promised to issue common shares to PRC citizens or to offshore entities beneficially owned by PRC citizens or entities, in exchange for each of them entering into a non-competition agreement on transferring the equity interests in the offshore companies which have the contractual arrangements with the PRC affiliates. We believe that, even though under PRC law the transaction of entering into such a non-competition agreement or transferring the equity interests in the offshore companies and the acquisition of the corresponding affiliated entity are regarded as separate transactions, the PRC governmental agencies may consider that the shares issued for a non-competition agreement or the equity transfer of an offshore company that has the contractual agreement with the PRC companies are in substance part of the consideration for the corresponding acquisition of domestic equities because we have accounted for them as if they are related transactions, and therefore may take the view that we have acquired the equity of domestic companies by using offshore shares as consideration without prior approval of the Ministry of Commerce and are therefore in violation of PRC laws. In such an event, we may face sanctions by the Ministry of Commerce, the State Administration of Foreign Exchange and the State Administration for Taxation.
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
Recent PRC regulations relating to offshore investment activities by PRC residents may increase our administrative burden and restrict our domestic, overseas and cross-border investment activities. If our shareholders who are PRC residents fail to make any required applications and filings under such regulations, we may be unable to distribute profits and may become subject to liability under PRC laws.
Regulations were recently promulgated by the PRC National Development and Reform Commission and the PRC State Administration of Foreign Exchange that will require registrations with, and approvals from, PRC government authorities in connection with direct or indirect offshore investment activities by PRC residents, including PRC individuals and PRC corporate entities. These regulations apply to our shareholders who are PRC residents and may also apply to certain of our offshore acquisitions.

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
We have notified our shareholders, and the shareholders of the offshore entities in our corporate group who are PRC residents, to urge them to make the necessary applications and filings as required under these regulations and under any implementing rules or approval practices that may be established under these regulations. However, as a result of the newness of the regulations, lack of implementing rules and uncertainty concerning the reconciliation of the new regulations with other approval requirements, it remains unclear how these regulations, and any future legislation concerning offshore or cross-border transactions, will be interpreted, amended and implemented by the relevant government authorities. We attempt to comply, and attempt to ensure that our shareholders who are subject to these regulations comply, with the relevant rules. However, we cannot provide any assurances that all of our shareholders who are PRC residents will comply with our request to make or obtain any applicable registration or approvals required by these regulations or other related legislation. The failure or inability of our PRC resident shareholders to receive any required approvals or make any required registrations may subject us to fines and legal sanctions, restrict our overseas or cross-border investment activities, limit our PRC subsidiaries’ ability to make distributions or pay dividends or affect our ownership structure, as a result of which our acquisition strategy and business operations and our ability to distribute profits to you could be materially and adversely affected.
Restrictions on currency exchange may limit our ability to utilize our revenues effectively.
The PRC government imposes controls on the convertibility of RMB into foreign currencies and, in certain cases, the remittance of currency out of China. We receive much of our revenues in RMB. Under our current structure, our income is primarily derived from dividend payments from our PRC subsidiaries. Shortages in the availability of foreign currency may restrict the ability of our PRC subsidiaries and our affiliated entities to remit sufficient foreign currency to pay dividends or other payments to us, or otherwise satisfy their foreign currency denominated obligations. Under the existing PRC foreign exchange regulations, payments of current account items, including profit distributions, interest payments and expenditures from trade-related transactions, can be made in foreign currencies without prior approval from the PRC State Administration of Foreign Exchange by complying with certain procedural requirements. However, approval from appropriate government authorities is required where RMB are to be converted into foreign currency and remitted out of China to pay capital expenses such as the repayment of bank loans denominated in foreign currencies. The PRC government may also at its discretion restrict access in the future to foreign currencies for current account transactions. If the foreign exchange control system prevents us from obtaining sufficient foreign currency to satisfy our currency demands, we may not be able to pay dividends in foreign currencies to our shareholders, including the holders of our ADSs.
Fluctuation in the value of the RMB may have a material adverse effect on your investment.
The value of the RMB against the U.S. dollar and other currencies may fluctuate and is affected by, among other things, changes in political and economic conditions and China’s foreign exchange policies. On July 21, 2005, the PRC government changed its decade-old policy of pegging the value of the RMB to the U.S. dollar. Under the new policy, the RMB is permitted to fluctuate within a managed band based on market supply and demand and by reference to a basket of certain foreign currencies. This change in policy caused the Renminbi to appreciate approximately 21.2% against the U.S. dollar over the following four years. During the course of 2010 the Renminbi has continued to appreciate against the U.S. dollar.

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
In addition, the securities markets have from time-to-time experienced significant price and volume fluctuations that are not related to the operating performance of particular companies. These market fluctuations may also have a material adverse effect on the market price of our ADSs.

Our ADSs are currently at risk for delisting from the Nasdaq Global Market. Delisting could adversely affect the liquidity of our ADSs and the market price of our ADSs could decrease, and our ability to obtain adequate financing for the continuation of our operations would be substantially impaired.
Our ADSs are currently listed on the Nasdaq Global Market. The Nasdaq Stock Market LLC, or Nasdaq, has minimum requirements that a company must meet in order to remain listed on the Nasdaq Global Market. These requirements include maintaining a minimum closing bid price of $1.00 per share, and the closing bid price of our ADSs on July 9, 2010 was $0.31 per ADS. These requirements also include maintaining a minimum market value of publicly held shares, and, as of July 9, 2010, we met this minimum requirement. Nasdaq notified us on February 4, 2010 that we have failed to meet the minimum bid price listing requirements and has given us until August 3, 2010 to comply with these requirements. Thereafter, Nasdaq may initiate the delisting process. If our ADSs are delisted, the liquidity of our ADSs would be adversely affected, the market price of our ADSs could further decrease, and our ability to obtain adequate financing for the continuation of our operations would be substantially impaired. Delisting may also cause us to default under a credit agreement we entered into in October 2008, which could have a material adverse effect on our financial condition, results of operations or cashflow from operations.
Substantial future sales or perceived sales of our ADSs in the public market could cause the price of our ADSs to decline.
Sales of our ADSs in the public market, or the perception that these sales could occur, could cause the market price of our ADSs to decline. Immediately after the completion of our initial public offering, we had 23,076,923 ADSs outstanding. All ADSs sold in the initial public offering are freely transferable without restriction or additional registration under the Securities Act of 1933, as amended, or the Securities Act. The remaining ADSs outstanding after the initial public offering are currently available for sale, subject to volume and other restrictions as applicable under Rule 144 and Rule 701 of the Securities Act.
You may not have the same voting rights as the holders of our common shares and may not receive voting materials in time to be able to exercise your right to vote.
Except as described in this filing and in the deposit agreement, holders of our ADSs will not be able to exercise voting rights attaching to the shares represented by our ADSs on an individual basis. Holders of our ADSs will appoint the depositary or its nominee to vote the shares represented by the ADSs. You may not receive voting materials in time to instruct the depositary to vote and it is possible that you, or persons who hold their ADSs through brokers, dealers or other third parties, will not have the opportunity to exercise a right to vote. Upon our written request, the depositary will mail to you a shareholder meeting notice which contains, among other things, a statement as to the manner in which your voting instructions may be given, including an express indication that such instructions may be given or deemed given to the depositary to give a discretionary proxy to a person designated by us if no instructions are received by the depositary from you on or before the response date established by the depositary. However, no voting instruction shall be deemed given and no such discretionary proxy shall be given with respect to any matter as to which we inform the depositary that (i) we do not wish such proxy given, (ii) substantial opposition exists or (iii) such matter materially and adversely affects the rights of shareholders.
Your right to participate in any future rights offerings may be limited, which may cause dilution to your holdings and you may not receive cash dividends if it is impractical to make them available to you.
We may from time-to-time distribute rights to our shareholders, including rights to acquire our securities. However, we cannot make rights available to you in the United States unless we register the rights and the securities to which the rights relate under the Securities Act or an exemption from the registration requirements is available. Also, under the deposit agreement, the depositary bank will not make rights available to you unless the distribution to ADS holders of both the rights and any related securities are either registered under the Securities Act or exempted from registration under the Securities Act. We are under no obligation to file a registration statement with respect to any such rights or securities or to endeavor to cause such a registration statement to be declared effective. Moreover, we may not be able to establish an exemption from registration under the Securities Act. Accordingly, you may be unable to participate in our rights offerings and may experience dilution in your holdings.

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
We have included the following provisions in our articles that may have the effect of delaying or preventing a change of control of our company:
•	Our board of directors has the authority to establish from time-to-time one or more series of preferred shares without action by our shareholders and to determine, with respect to any series of preferred shares: the terms and rights of that series, including the designation of the series; the number of shares of the series; the dividend rights, dividend rates, conversion rights and voting rights; and the rights and terms of redemption and liquidation preferences.
•	Our board of directors may issue series of preferred shares without action by our shareholders to the extent available authorized but unissued preferred shares exist. Accordingly, the issuance of preferred shares may adversely affect the rights of the holders of the common shares. Issuance of preference shares may dilute the voting power of holders of common shares.
•	Subject to applicable regulatory requirements, our board of directors may issue additional common shares without action by our shareholders to the extent available authorized but unissued shares exist.

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
Based on the market price of our ADSs, the value of our assets, and the composition of our income and assets, although not free from doubt, we do not believe that we were a passive foreign investment company, or PFIC, for U.S. federal income tax purposes for our taxable year ended December 31, 2009. However, the application of the PFIC rules is subject to uncertainty in several respects, including how the contractual arrangements between us and our affiliated entities will be treated for purposes of the PFIC rules, and we cannot assure you that the U.S. Internal Revenue Service will not take a contrary position. A non-U.S. corporation will be a PFIC for any taxable year if either (i) at least 75% of its gross income for such year is passive income or (ii) at least 50% of the value of its assets (based on an average of the quarterly values of the assets) during such year is attributable to assets that produce passive income or are held for the production of passive income. We must make a separate determination after the close of each taxable year as to whether we were a PFIC for that year. Because the value of our assets for purposes of the PFIC test will generally be determined by reference to the market price of our ADSs or common shares, fluctuations in the market price of our ADSs or common shares may cause us to become a PFIC. In addition, changes in the composition of our income or assets may cause us to become a PFIC. If we are a PFIC for any taxable year during which a U.S. Holder (as defined in “Item 10.E. Additional Information — Taxation — United States Federal Income Taxation”) holds an ADS or a common share, certain adverse U.S. federal income tax consequences could apply to such U.S. Holder. See “Item 10.E. Additional Information — Taxation — United States Federal Income Taxation — Passive foreign investment company.”
We incur increased costs as a result of being a public company.
As a public company, we incur a significantly higher level of legal, accounting and other expenses than we did as a private company. In addition, the Sarbanes-Oxley Act of 2002, as well as other rules subsequently implemented by the Securities and Exchange Commission and the Nasdaq Stock Market LLC, have required changes in corporate governance practices of public companies. These rules and regulations may increase our legal and financial compliance costs and make certain activities more time-consuming and costly. As a result of becoming a public company, we have established additional board committees and adopted and implemented additional policies regarding internal controls over financial reporting and disclosure controls and procedures. In particular, compliance with Section 404 of the Sarbanes-Oxley Act, which requires public companies to include a report of management on the effectiveness of such company’s internal control over financial reporting, has increased our costs. In addition, we incur costs associated with public company reporting requirements, such as the requirements to file filings and other event-related reports with the Securities and Exchange Commission. We also expect the rules and regulations that govern public companies to make it more difficult and more expensive for us to obtain director and officer liability insurance, and we may be required to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage.
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

Our principal executive offices are located at 18/F, Tower A, Winterless Centre, Chaoyang District, Beijing 100026, People’s Republic of China. Our telephone number at this address is 86-10-8567-6000. Our registered office in the Cayman Islands is at Cricket Square, Hutchins Drive, PO Box 2681, Grand Cayman KYI-1111, Cayman Islands. Our agent for service of process in the United States is Law Debenture Corporate Services Inc., located at 400 Madison Avenue, 4th Floor, New York, New York 10017.
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
B. Business Overview
We are a leading media group in China with a focus on sports and entertainment. Catering to a vast audience of young and upwardly mobile consumers, we believe we are well-positioned in China with our unique access. Through our key international partnerships, we are able to offer our target audience the content they demand — premium sports and quality entertainment. Through our Chinese partnerships, we are able to consult on content across a broad range of platforms, including television, Internet, mobile phones and other multimedia assets in China, subject to the approval of the relevant PRC regulatory authority.
We have developed an integrated platform of advertising resources across television, Internet, mobile phones and other media outlets. Through these outlets, we provide a total solution empowering clients at every stage of the media process linking advertisers with China’s young and upwardly mobile demographic to reach the desired audience in China.
We were incorporated on November 7, 2005 in the Cayman Islands. We have grown significantly since our inception, primarily through the acquisition of assets, businesses and the development of distribution rights.
Our business operates across two groups:
•	Broadcast, which refers to the sale of advertising and the consulting on content for and the distribution of our programming through television and radio channels, as well as the new media mobile value-added services we provide to mobile phone users in China. With our business partners, we are consulting on content for four premium tier digital pay television channels to tap into the rapidly growing digital Chinese television market; and
•	Advertising, which refers to our advertising agency that plans, creates and places advertising for websites, television, print media, radio, campus billboards and outdoor media, as well as online advertising sales and our below-the-line marketing services.
During 2009 we also operated a print business, which covered, among others, our exclusive right to sell advertising for and provide management and information consulting services to the newspaper the Economic Observer. We discontinued our print business in 2009 and disposed of this right in 2010.
We generate revenue principally by producing and selling advertising time and space on broadcast platforms and outdoor billboards, selling produced television programs and by providing advertising services.

Moving forward, we have developed several initiatives to address liquidity issues and a broader cost reduction effort. These include (i) the restructuring of our secured convertible loan facility, (ii) a plan to dispose of non-core businesses, (iii) termination of our advertising agency agreement with Shaanxi Television Station and (iv) the adoption of various other cost-saving strategies.
Sports and entertainment strategies
In February 2009, we shifted our corporate focus from finance to sports and entertainment. Positioned to offer advertisers an effective platform to reach the young, upwardly mobile and desirable demographic in China, we have been growing our media platform and business to a larger spectrum beyond financial services. We believe that sports broadcasting and entertainment offer strong growth prospects and high margins in the China market and sports and entertainment are the most logical extensions of our business model in terms of margin and sales growth.
The initiatives we implemented that created the foundation for our sports and entertainment strategies include:
Sports
•	Our partner was the only media outlet to offer a nationwide, free to air, live broadcast of the National Football League (NFL) Superbowl XLII in February 2008;
•	We obtained the exclusive China media rights for the UEFA Europa League (formerly the UEFA Cup) during the 2009-2012 period;
•	We purchased an equity stake in the All Sports Network, “ASN,” giving us exclusive distribution rights via mobile, television, Internet and radio for ASN’s content in China. ASN’s content includes National Collegiate Athletic Association (NCAA), National Hockey League (NHL), extreme sports, motor racing and other top quality sports programming. We made a full provision for the investment in ASN in 2009;
•	We are in the process of acquiring the rights to provide consulting and advisory services for four premium PayTV channels;
•	We have established a high definition digital television channel focused on showing fight programs; and
•	We entered into a long-term contract with CSI Sports for Fight Sports programming giving us exclusive rights in China to their library. CSI Sports is the owner of one of the largest fight libraries in the world with a wide variety of fight programs worldwide.
Entertainment
•	We founded a subsidiary, Xinhua Media Entertainment, which will structure, finance and execute co-production films deals in China in association with China Film Group and major Hollywood studios; and
•	Our current film slate includes The Spy Next Door starring Jackie Chan, More Than a Game starring Lebron James and Inseparable starring two-time Academy Award Winner Kevin Spacey. The Spy Next Door was released in China in March 2010 and Inseparable is currently in post-production and will likely be released in either the fourth quarter of 2010 or the first quarter of 2011.

Our services
Broadcast
Television
Through June 30, 2010 we held exclusive rights to sell advertising and consulting services for Shaanxi Satellite Television and rights to provide its content through our agreements with Beijing Hantang Yueyi Culture & Media Co., Ltd, or Beijing Hantang, an affiliate of Everfame Development. Shaanxi Satellite Television is the satellite channel of the Shaanxi Province, one of 35 satellite television channels in China operated by regional authorities. China also has 35 terrestrial television channels operated by China Central Television. Shaanxi Satellite Television reaches provincial capital cities and other major cities in 30 of the 34 political subdivisions of the PRC, including Beijing, Shanghai, Guangzhou, and Shenzhen. This agreement was terminated by Shaanxi Television Station effective June 30, 2010 due to our failure to make required payments.
Inner Mongolia Satellite Television is the satellite channel of the Inner Mongolia Autonomous Region, one of the 35 satellite television channels in China operated by regional authorities. China also has 15 terrestrial television channels operated by China Central Television. Through our agreement with Shanghai Camera Media Investment Co., Ltd., or Shanghai Camera, we previously distributed programming by Inner Mongolia Satellite Television to cities where it has landing rights. Inner Mongolia Satellite Television reaches provincial capital cities and other major cities in 30 of the 34 political subdivisions of the PRC, including Beijing, Shanghai and Guangzhou as well as the special administrative regions of Hong Kong and Macau. We terminated the cooperation agreement with Shanghai Camera and Inner Mongolia Satellite Television, effective as of December 2009. We estimated the operation of Inner Mongolia Satellite Television would generate significant negative cashflow in the future due to the adoption of Rule 61, which strictly controls the scope of advertising and advertising time slots allowed for television in the PRC.
Sports Programming
We have also entered into an exclusive deal with CSI Sports to acquire the rights for their library and future Fight Sports channel in China. CSI Sports is a distributor of Fight Sports programming to sports networks around the globe, and reaches over 50 channels in over 100 countries. CSI Sports has rights to high profile fight programming such as HBO’s Championship Boxing, Ultimate Fighting Championship, World Extreme Cagefighting and both BodogFIGHT and K-1, which are mixed martial arts programs. CSI Sports is the owner of the largest and most prestigious fight library with the widest variety of fight programs worldwide, including mixed martial arts, championship boxing, kickboxing, martial arts and specialty fight programs. The library includes one of the largest and most prestigious mixed martial arts series in high definition (1080i) and some of the most well known championship boxing events featuring fighters such as Mike Tyson, Lennox Lewis, Oscar De La Hoya, George Foreman and many more.
We have also acquired the exclusive Chinese language rights across all platforms for the UEFA Europa Cup (formerly the UEFA Cup) for season 2009-2010, 2010-2011 and 2011-2012. The UEFA Cup is Europe’s oldest club soccer competition with teams from across Europe and the U.K. competing for the title.
Radio
During 2009, we had a strategic partnership with China Radio International’s exclusive advertising agent, under which we have the exclusive rights to sell advertising for and the right to provide content to China Radio International’s EasyFM 91.5 of Beijing. We also had the exclusive rights to sell advertising for and the rights to provide content to several radio channels of the Guangdong People’s Radio Station, including Channel FM103.6, serving Guangzhou and the northern and eastern parts of the Guangdong Province, Channel FM90.0, serving the western part of the Guangdong Province, and Channel FM107.7, serving the entire province with a focus on the Pearl River Delta region. Through our affiliated entity, Beijing Century Media Advertising Co., Ltd., or Century Media Advertising, we also obtained the exclusive rights to sell advertising for Sports Channel FM94.0 of Shanghai, Channel FM96.6 of Wuhan and 11 other radio channels throughout Hubei province. Through our agreements with EasyFM, the Guangdong People’s Radio Station, and other radio channels throughout China, we reached an audience of 125 million people. This partnership ended in late 2009.

Mobile interactive service
We operate our wireless mobile value-added new media service platforms nationwide through our affiliate entity Beijing Mobile Interactive Co., Ltd., or M-in. M-in’s wide range of mobile capabilities includes wireless application protocol, or WAP, short message service text messaging, or SMS, multimedia messaging service, or MMS, interactive voice response, or IVR, JAVA-based software applications including online gaming, and color ring back tone, which are supported by various major mobile telecommunication operators in China.
M-in enables us to add value to our other advertising resources by integrating mobile value-added services. For example, this integration allows mobile users to receive timely updates on their mobile phones regarding sports, entertainment and lifestyle events connected with our other media assets such as television shows and our events business. Our mobile value-added services also enable television and radio show viewers and listeners to participate in and interact with the shows through text messaging and other interactive means.
Film co–production
We became involved in structuring, financing and executing feature film production and film marketing deals in 2008 through our investment in Xinhua Media Entertainment. We have established a close partnership with China Film Group, the largest and the most influential film enterprise in China and the sole entity permitted to import foreign films into China. We work with premier Hollywood film producers on projects that have the potential to qualify as co-productions in China or films that can be licensed and marketed in China. Our current film slate includes The Spy Next Door starring Jackie Chan, More Than a Game starring Lebron James and Inseparable starring two time Academy Award winner Kevin Spacey. The Spy Next Door was released in China in March 2010 and Inseparable is currently in post-production and will likely be released in either the fourth quarter of 2010 or the first quarter of 2011.
Our close relationships with China Film Group and leading players in Hollywood as well as our resources in both industries enable us to uniquely bridge the Chinese and Hollywood film communities to create business opportunities.
Television channel packaging services
During 2009, our television channel packaging services consisted of providing brand management services for television channels. We have won several awards from Travel Satellite Television for producing the best branding and image products in categories such as bumpers, program trailers and slogans. Our television channel packaging services ceased operations in December 2009.
Pay TV
We consult on content and provide advisory services for four premium tier digital pay television channels to tap into the rapidly growing digital Chinese television market. We estimate that China has approximately 40 million digital cable subscribers, 10 million of whom subscribe to tiered pay TV services.
We currently provide consulting, advertising and advisory services to Power Sports, a fight sports channel that offers the very best in boxing, mixed martial arts and other fight sports both in live and delayed formats. We have plans to develop at least two more digital pay channels as the structure for this industry grows in China. We expect our Broadcast Group will expand to address growing demand in China for sports and entertainment media. Based upon our existing platforms and industry relationships, we believe that we are uniquely positioned to meet this demand.

Print
Newspaper
During 2009, we had the exclusive rights to sell advertising and provide consulting services to the newspaper the Economic Observer. We sold advertising for the Economic Observer through our own sales force as well as through third-party advertising agents who then sold to advertisers. We disposed of this exclusive right in 2010.
Advertising
We plan, create and place advertising for websites, television, radio, print media, campus billboards and outdoor media. We also provide below-the-line services, which help advertisers plan, manage and execute marketing events at sporting events, shopping malls, supermarkets, campuses, hotels, exhibition centers, public squares, clubs and other entertainment outlets. We also provide advertising advisory services. Our Advertising Group creates much of the advertising it places, including planning, design and production. We expect significant co-marketing opportunities with our advertising platforms and our Broadcast Group.
Until early 2010, we were an advertising agent for leading online real estate portals in China. Our affiliated entity, Shangtuo Zhiyang International Advertising (Beijing) Co., Ltd., or Shangtuo Zhiyang, was the exclusive agent of House.china.cn, the real estate portal of China.com.cn, and was one of the only two advertising agents for Sina.com’s real estate portal. Our wholly-owned subsidiary, Beijing Jinjiu Tianyi Tianjiu Lianhe Advertising Co., Ltd., was the largest advertising agent for the Sohu.com and Focus.cn real estate portals. We transferred our equity interest in JCBN China back to its original owner in June 2010 in order to settle a dispute over earnout payments. The agency for Sina.com’s real estate portal was terminated in December 2009 and our advertising right for Sohu.com and Focus.cn were transferred to our affiliated entity, Beijing Linghang Dongli Advertising Co., Ltd., or Linghang Dongli.
In 2008, through an agreement with Youth Media Hong Kong, or YMHK, and several other parties, we obtained the right to act as an exclusive advertising agent for China’s university intranet portal. China’s university intranet fiberoptically links nearly 2,000 university campuses throughout China with a local intranet platform, and serves an addressable student market of 30 million. We made a full provision for this investment in 2009.
We provide below-the-line services to advertisers, which helps them plan, manage and execute marketing events at shopping malls, supermarkets, campuses, hotels, exhibition centers, public squares, clubs and other entertainment outlets. Below-the-line marketing events can create person-to-person marketing experiences and enhance the effectiveness of related advertising campaigns. During 2008, we organized a number of promotional events, including a series of promotional events for spirit brands in clubs and bars, a Sony and FIFA co-branded event in Shenyang, consumer products road shows in different cities of China, marketing events for the China Sharks, a leading ice hockey team in China, and an event in Beijing for Mabelline. During 2009, we organized a number of promotional events, including a series of promotional events for spirit brands in clubs and bars, a Sony and FIFA co-branded event in shopping centers in different cities of China, a product exhibition for Sony in various Chinese cities and consumer products road shows throughout China.
In addition, we serve as a non-exclusive advertising agent for other newspapers, such as Beijing Evening News and Beijing Youth Daily. Our production work for print media includes creating advertising copy, design and layout, and coordination of printing or placement on billboards.
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

Arrangements with partners and suppliers
We rely on a number of arrangements with partners and suppliers to conduct our businesses.
Agreement regarding Shaanxi Television Station. In March 2009, through our subsidiary Beijing Han Tang Yue Yi Media Co., Ltd., we obtained the right to act as the sole advertising agent for Shaanxi Television Station, a free-to-air TV channel covering a population of approximately 600 million in China across all 35 provisional and tier-one cities. Shaanxi Television Station terminated its agreement with us on June 30, 2010.
Our affiliated entity, Linghang Dongli, entered into an advertising agent contract with Beijing Sohu New Media Information Technology Ltd., a sohu.com company. Pursuant to the contract, Linghang Dongli serves as the advertising agent for sohu.com and its affiliated websites. The contract initially covers the period from January 1, 2010 to December 31, 2010.
During 2009 we also relied on the following arrangements with partners and suppliers to conduct our business.
Agreement regarding China Youth League and associated websites. Pursuant to an agreement we entered into in 2008 with YMHK and several other parties, we obtained the right to act as an exclusive advertising agent for China’s university intranet portal. China’s university intranet fiberoptically links nearly 2,000 university campuses throughout China with a local intranet platform, and serves an addressable student market of 30 million. We have taken a full provision on this investment.
Agreements regarding Shanghai Camera. Beijing Pioneer Media Advertising Co., Ltd., or Beijing Pioneer, a subsidiary of our affiliated entity, entered into an advertising services agreement with Shanghai Camera, under which Beijing Pioneer made monthly payments to Shanghai Camera in exchange for the exclusive external advertising rights in connection with Inner Mongolia Satellite Television. This agreement was terminated at the end of 2009.
Jia Luo Business Consulting (Shanghai) Co., Ltd., or Jia Luo, our subsidiary, entered into an agreement with Shanghai Camera to provide consulting and advisory services to Shanghai Camera, in return for a service fee in 2006. This agreement was terminated at the end of 2009.
In December 2008, Jia Luo entered into a call option agreement with Shanghai Wai Gao Qiao (Group) Co., Ltd., or Wai Gao Qiao, the shareholder of Shanghai Camera, under which it has the right to purchase, directly or through its nominee, all or part of the equity interest in Shanghai Camera from Wai Gao Qiao, to the extent permissible under PRC law. The agreement terminates only when the entirety of the equity interest is transferred to Jia Luo or its nominee and has no other termination provisions.
Beijing Century Media Culture Co., Ltd., or Beijing Century Media, a subsidiary of our affiliated entity, entered into an agreement with Shanghai Camera, under which Beijing Century Media provided content to Shanghai Camera for broadcast on Inner Mongolia Satellite Television, in return for a service fee in 2006. This agreement was terminated at the end of 2009.
Jia Luo entered into a call option agreement with Shanghai Wai Gao Qiao Free Trade Zone Development Co., Ltd. in 2006, the shareholder of Shanghai Camera at that time, under which it has the right to purchase, directly or through its nominee, all or part of the equity of Shanghai Camera from Shanghai Wai Gao Qiao Free Trade Zone Development Co., Ltd., to the extent permissible under PRC law. The agreement terminates only when the entire equity interest is transferred to Jia Luo or its nominee and has no other termination provisions. The agreement was terminated in 2008 as Shanghai Wai Gao Qiao Free Trade Zone Development Co., Ltd. transferred the entirety of its equity interest in Shanghai Camera to Wai Gao Qiao.
Agreement regarding our radio broadcast business. Our affiliated entity, Century Media Advertising, entered into an agreement with Beijing Guoguang Guangrong Advertising Co., Ltd., or Guoguang Guangrong, the exclusive advertising agent for all the domestic stations of China Radio International. Under this agreement, Century Media Advertising was granted the exclusive rights to sell advertising for EasyFM 91.5 of Beijing, and the right to provide content to the stations at its own expense. We disposed of our rights under this agreement in December 2009.
Our affiliated entity, Guangzhou Singshine Communication Co., Ltd, or Singshine Communication, entered into an agreement with Guangdong People’s Radio that gives Singshine Communication the exclusive rights to sell advertising for and the rights to provide content to Channel FM107.6, which is now known as Channel FM107.7. We disposed of our rights under this agreement in December 2009.

Singshine Communication also entered into an agreement with Guangdong People’s Radio Station that gives Singshine Communication the exclusive rights to sell advertising for and the rights to provide content to Channel FM103.6, which serves Guangzhou and the northern and eastern parts of the Guangdong Province, and Channel FM90.0, which serves the western part of the Guangdong Province. We disposed of our rights under this agreement in December 2009.
Century Media Advertising also entered into another agreement with Shanghai Media & Entertainment Group, pursuant to which Century Media Advertising obtained the exclusive rights to sell advertising for Sports Channel FM94.0 of Shanghai during 2009. The content provision by our affiliated entities for our business partners is allowed under PRC laws and regulations and the content is subject to review and approval by the radio and television stations. There is a risk that the strategic partnerships we or our affiliated entities have entered into may be deemed to have the actual effect of operating radio or television stations under relevant PRC regulations. See “Item 3.D. Key information — Risk factors — Risks related to the regulation of our business and to our structure — If the PRC government finds that the agreements that establish the structure for operating our China businesses do not comply with PRC governmental restrictions on foreign investment in the media and telecommunications industries, or if these regulations or the interpretation of existing regulations change in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations” and “Item 3.D. Key information — Risk factors — Risks related to our business — We rely on key contracts and business relationships, and if our current or future business partners or contracting counterparties fail to perform, or terminate, any of their contractual arrangements with us for any reason or cease operations, or should we fail to adequately identify key business relationships, our business could be disrupted, our reputation may be harmed and we may have to resort to litigation to enforce our rights, which may be time-consuming and expensive.”
Agreement regarding Money Journal. Our affiliated entity, Guangzhou Jingshi Culture Intermediary Co., Ltd., or Guangzhou Jingshi, entered into a contract with Hunan Television & Broadcast and Money Journal Press Office, which is sponsored by Hunan Radio, Movie & Television Group. Hunan Television & Broadcast is a subsidiary of Hunan Radio, Movie & Television Group. Money Journal Press Office is the legal sponsor for Money Journal. Under the contract, Guangzhou Jingshi is to provide management consulting and information provision services on distribution to Money Journal Press Office and has the exclusive right to sell advertising for Money Journal Press Office. We sold this business unit to XFL in December 2009 for cash consideration of RMB60,000 (US$9,000).
Agreement regarding Chinese Venture. Our affiliated entity, Beijing Qiannuo Advertising Co., Ltd., or Beijing Qiannuo, entered into a contract with Zhoumo Wenhui Press Office, which is the legal sponsor for Zhoumo Wenhui, or the Weekly Journal. Under the contract, Beijing Qiannuo acted as the exclusive advertising agent for the magazines or journals published by Zhoumo Wenhui Press Office, and provided information consulting and management consulting services to Zhoumo Wenhui Press Office. Zhoumo Wenhui Press Office publishes Chinese Venture under the Weekly Journal’s unified publication number. We terminated this business unit in December 2009.
Agreements by our Advertising Group securing advertising agency arrangements. Our Advertising Group has entered into various agreements granting us the advertising agency, and at times the exclusive agency, for advertising on various media platforms. Much of the revenue from this business has been derived under the following contracts:
•	an advertising agent contract between Shangtuo Zhiyang, a subsidiary of our affiliated entity, Beijing Taide Advertising Co., Ltd., or Beijing Taide, and Beijing Yi Sheng Le Ju Information Service Ltd., a sina.com company. Pursuant to the contract, Shangtuo Zhiyang served as the advertising agent for sina.com with respect to the real estate advertisements in Beijing and Tianjin. The contract initially covered the period from January 1, 2008 and December 31, 2008, and it was amended and restated to cover the period from January 1, 2009 and December 31, 2009. The contract was terminated as of December 31, 2009.
•	an advertising agent contract between Shangtuo Zhiyang and Beijing Sohu New Media Information Technology Ltd., a sohu.com company. Pursuant to the contract, Shangtuo Zhiyang served as the advertising agent for sohu.com and its affiliated websites. The contract initially covered the period from January 1, 2008 and December 31, 2008, and it was amended and restated to cover the period from January 1, 2009 and December 31, 2009. The contract was terminated as of December 31, 2009.

Our customers
Our services attract a variety of international and domestic customers. The data we give for our customers below includes data from our subsidiaries for the full periods given regardless of the date we acquired them, for both continuing and discontinued operations.
Broadcast
The quality and coverage of our integrated platform have attracted a broad range of customers. For the years ended December 31, 2007, 2008 and 2009, 488, 459 and 336 customers, respectively, used the services of our Broadcast Group for advertising, sponsorship, television production, animation and channel packaging services.
Our broadcast customers include advertisers such as China Mobile, Beijing Chinanoon Advertising, China Unicom, Guangdong New Media Co. Ltd., Shandong HaiNa Culture Intermediary Co. Ltd., Chengdu Entertainment and Music Technology Co. Ltd., Chengdu TianTi Movie and Television Production Co Ltd. and Beijing Zhong Tian Yong Dao Advertising Co. Ltd.
Our top five broadcast customers accounted for 45.1%, 44.7% and 64.5% of our Broadcast Group’s revenues in 2007, 2008 and 2009, respectively. Our top ten broadcast customers accounted for 57.3%, 54.8% and 72.1% of our Broadcast Group’s revenues in 2007, 2008 and 2009, respectively. One, two and two customers accounted for more than 10% of our Broadcast Group’s revenues, in 2007, 2008 and 2009, respectively.
Advertisers purchased advertising time or sponsorship on Shaanxi Satellite Television or Inner Mongolia Television programs either directly from us or through advertising agencies that purchase these services on behalf of their domestic and international customers. In 2007, 2008 and 2009, direct sales to advertisers accounted for 43.8%, 72.0% and 49.4%, respectively, of the revenues of our Broadcast Group.
Advertising
The quality and placement access of our Advertising Group has attracted a broad range of international and domestic customers. For the years ended December 31, 2007, 2008 and 2009, approximately 1,830, 1,450 and 931 customers, respectively, used the advertising services of our Advertising Group. Our top customers include international customers such as Diageo, Sony, Allied Domecq, Pernod Ricard, Nokia, Dell and Philips. Apart from international customers, our Advertising Group also attracts a broad range of domestic customers such as Beijing Dauphin Science, Beijing Yazhong Wuxian Media Ltd., MCC Real Estate Ltd. and Beijing Ocean JiaYe Real Estate Co., Ltd.
Our top five advertising customers accounted for 16.6%, 17.9% and 27.5% of our Advertising Group’s revenues in 2007, 2008 and 2009, respectively. Our top ten advertising customers accounted for 64.8%, 86.8% and 36.3% of our Advertising Group’s revenues in 2007, 2008 and 2009, respectively. No single customer accounted for more than 10% of our Advertising Group’s revenues in 2007. One single customer accounted for more than 10% of our Advertising Group’s revenues in both 2008 and 2009.
Customers purchase advertising placements and advertising creation services either directly from us or through their advertising agents which purchase these services on behalf of their domestic and international customers. In 2007, 2008 and 2009, direct sales to advertisers accounted for 64.8%, 86.8% and 90.2%, respectively, of our Advertising Group’s revenues.

Print
During 2009 we operated a print business, which covered, among others, our exclusive right to sell advertising for and provide management and information consulting services to the newspaper the Economic Observer. We disposed of our print business in early 2010, and our print business is now categorized as a discontinued operation for the years ended December 31, 2007, 2008 and 2009. For the years ended December 31, 2007, 2008 and 2009, approximately 350, 538 and 1,108 customers, respectively, used the services of our print business for advertising. Our print customers include international advertisers such as Mindshare Media, Optimum Media Direction and Saatchi & Saatchi and domestic advertisers such as ICBC, Guangdong Advertising Co. Ltd., China Everbright Ltd., Beijing Dentsue Media Palette Ltd. and SPD Bank. Our top five print customers accounted for 34.2%, 41.5% and 30.9% of our print business revenues in 2007, 2008 and 2009, respectively. Our top ten customers accounted for 50.8%, 53.6% and 41.5% of our print business revenues in 2007, 2008 and 2009, respectively. One single customer accounted for more than 10% of our print revenues in 2007, 2008 and 2009.
Distribution
Shaanxi Satellite Television’s programs are broadcast via satellite to cities where it has landing rights. A typical landing rights contract has a term of one year. Certain other cities in China, with which Shaanxi Satellite Television does not have landing rights, have by contract arranged to carry the station. Shaanxi Satellite Television terminated its agreement with us on June 30, 2010.
Inner Mongolia Satellite Television’s programs are broadcast via satellite to cities where they have landing rights. A typical landing rights contract has a term of one year. Some other cities where no landing rights are established by contract also carry Inner Mongolia Satellite Television. We terminated the cooperation agreement with Inner Mongolia Satellite Television, effective in December 2009.
Our sales and marketing team
Our sales and marketing team comprises 378 employees across our operational groups as of December 31, 2009. The sales and marketing team allocated to each group focuses on the specific services of that group and the needs of customers of that group, while being held together through common strategies and broader service to our company as a whole. We strengthen relationships with advertisers by cross-selling our integrated platforms to our existing advertisers, offering attractive and flexible packages to suit their needs. We promote our brand to advertisers as synonymous with the affluent demographic. We use the ratings of our programs, the circulation numbers of the magazine and newspaper and the research conducted by our Advertising Group to evidence our ability to reach this demographic effectively.
Seasonality
Our revenues may fluctuate significantly based on the seasonality of consumer spending and the corresponding advertising trends. Revenues for our business are driven largely by advertising and sponsorship across all our operating groups and media platforms, which subject us to the seasonal effects of China’s advertising industry. The advertising cycle in China typically peaks towards the end of the calendar year. Advertising spending tends to decrease during January and February due to the Chinese Lunar New Year holiday. In addition, there is a decrease in advertising during the May 1 Labor Day holiday, and the October 1 National Day holiday.
Competition
Each of our business groups is subject to significant competition, mainly from state-owned competitors. We believe we distinguish ourselves from our competitors by being the only company that can provide a full range of services including animation, broadcast design and post-production for television commercials, while having a partnership with distribution channels through various types of media outlets.

Broadcast
We and our strategic partners face many competitors in the Chinese broadcast market. We also compete against a strong field of competitors in television and film production, including large state-owned production companies, which have been in existence for several decades.
Advertising
Our primary competition in advertising comes from the American Association of Advertising Agencies, or 4A advertising companies, which are the dominant international advertising companies. Although we have relationships with them in which they act as advertising agents, the 4A companies have much of the market share both globally and in China and are our competitors. Our competitors in the below-the-line advertising market consist of international players that have strong ties to the China market and domestic marketing agencies that render services on a local level. Our competitors in the online real estate advertising business in China are key online advertising agents, including JiaHuaHengShun, and website owners who operate advertising sales directly.
Print
During 2009 we operated our print business. The Economic Observer and the Investor Journal, both weekly newspapers, faced competition from several financial newspapers in China, including 21st Century Business Herald, First Financial Daily and China Business Journal. We disposed of the exclusive rights to sell advertising for and provide management and information consulting services to the Economic Observer in 2010.
Money Journal and Chinese Venture competed against several financial magazines, both international and domestic, such as Caijing Magazine, New Fortune, Chinese Entrepreneur, and the Chinese versions of Business Week, Fortune and Forbes. We ceased production of Funds Observer and Chinese Venture in December 2009 and sold Money Journal in December 2009.
Intellectual property
We have developed strong brand awareness for our services. We consider our trademarks, copyrights and similar intellectual property critical to our success and rely on trademark and copyright laws, as well as licensing and confidentiality agreements, to protect our intellectual property rights. The intellectual property rights, including copyrights, trademarks and Internet domains held by us and our strategic partners are described in “— Regulation — Regulations on intellectual property protection.”
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
Regulation
The PRC government imposes extensive regulations and censorship over the media industry, including television, radio, newspapers, magazines, advertising, media content production, and telecommunications industries. This section summarizes the principal PRC regulations that are relevant to our lines of business.

Regulatory authorities
The legal regime in China consists of the National People’s Congress, the State Council, which is the highest authority of the executive branch of the PRC central government, various ministries and agencies under the State Council’s authority and their respective authorized local branches. Our businesses in China in the media and telecommunications industries are subject to a number of existing laws, regulations, circulars, decisions, and opinions issued by various authorities, including:
•	the National People’s Congress;
•	the State Council;
•	the National Development & Reform Commission (formerly the State Development and Planning Commission);
•	the Ministry of Commerce, a combination of the former Ministry of Foreign Trade and Economic Co-operation, the State Economy and Trade Commission, and the State Development and Planning Commission;
•	the State Administration for Industry and Commerce;
•	the Ministry of Culture;
•	the State Administration of Radio, Film & Television;
•	the General Administration for Press and Publication (formerly the State Press and Publications Administration);
•	the National Bureau of Statistics; and
•	the Ministry of Industry & Information Technology (formerly the Ministry of Information Industry).
Regulatory framework
The PRC laws and regulations that are relevant to our business generally fall into five categories:
•	laws and regulations restricting and governing investments of private capital in general and foreign capital in particular. For purposes of these restrictions under PRC laws, “foreign” investment includes investment from Hong Kong, Taiwan and Macau. As a result of these restrictions on investments of foreign and private capital, we conduct our businesses in China substantially through contractual arrangements with our affiliated PRC entities. To further comply with these restrictions, our affiliated PRC entities in our Broadcasting Group operate through contractual arrangements with our business partners, including a television station, radio stations, a newspaper press office and a magazine press office;
•	industry specific laws and regulations that govern the entities and business activities within the specified industry;
•	copyright and trademark protection and domain name registration regulations, which we and our affiliated entities use to protect our and their intellectual property;
•	regulations on foreign currency exchange; and
•	regulations on tax.
We believe the ownership structures, businesses and operations of our subsidiaries and affiliated entities in China comply in all material respects with all existing PRC laws and regulations.

Regulations on investment of foreign and private capital in the media, advertising and telecommunications industries
Four principal regulations govern the investment of foreign and private capital in the media, advertising and telecommunications industries:
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
Under the Catalog and the Opinions, the investment of foreign capital is prohibited or restricted in companies that conduct various aspects of the television, radio, publishing and telecommunications businesses, as described below, but is permitted in the advertising business.
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
PRC laws relating to foreign investments in the media and advertising industries are relatively new compared with those in more mature markets, and the PRC government continues to promulgate and implement new laws and regulations. We believe our current ownership structure, the ownership structure of our subsidiaries, including our affiliated PRC entities, the contractual arrangements among us, our subsidiaries, including affiliated PRC entities, and their shareholders, and our business operations are in compliance with all existing PRC laws, rules and regulations in all material respects. However, there are substantial uncertainties regarding the interpretation, application and administration of current PRC laws and regulations, and the impacts of any new laws and regulations are unknown. See “Item 3.D. Key information — Risk factors — Risks related to the regulation of our business and to our structure — Certain of our PRC operating companies or strategic partners have previously engaged or may currently engage in activities without appropriate licenses or approvals or outside the authorized scope of their business licenses or permitted activities. This could subject those companies to fines and other penalties, which could have a material adverse effect on our business” and “Item 3.D. Key information — Risk factors — Risks related to the regulation of our business and to our structure — If the PRC government finds that the agreements that establish the structure for operating our China businesses do not comply with PRC governmental restrictions on foreign investment in the media and telecommunications industries, or if these regulations or the interpretation of existing regulations change in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations.” Accordingly, if the PRC government authorities ultimately take a view contrary to our position, our business may suffer substantial interruptions and our operating results may be negatively affected.
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
We and our affiliated entities do not own or operate television or radio stations. Neither do we nor our affiliated entities operate television channels or radio frequencies. Through our agreements with Beijing Hantang, through June 30, 2010 we held the exclusive right to provide advertising and consulting services to Shaanxi Satellite Television, a television channel in Shaanxi province. While operating our radio business, our affiliated entities had the exclusive rights to sell advertising for and the rights to provide content to radio stations.
The content provision by our affiliated entities for our business partners is allowed under PRC laws and regulations and the content is subject to review and approval by the radio and television stations. There is a risk that the strategic partnerships we or our affiliated entities have entered into may be deemed to have the actual effect of operating radio or television stations under the Opinions or Supervision Circular. See “Item 3.D. Key information — Risk factors — Risks related to the regulation of our business and to our structure — If the PRC government finds that the agreements that establish the structure for operating our China businesses do not comply with PRC governmental restrictions on foreign investment in the media and telecommunications industries, or if these regulations or the interpretation of existing regulations change in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations” and “Item 3.D. Key information — Risk factors — Risks related to our business — We rely on key contracts and business relationships, and if our current or future business partners or contracting counterparties fail to perform, or terminate, any of their contractual arrangements with us for any reason or cease operations, or should we fail to adequately identify key business relationships, our business could be disrupted, our reputation may be harmed and we may have to resort to litigation to enforce our rights, which may be time-consuming and expensive.”
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
According to the Administration of Radio and Television Program Production, wholly foreign owned enterprises, as well as Sino-foreign joint ventures, are not encouraged to produce radio and television programs or drama series. The establishment of a production company for drama series must be approved by the State Administration of Radio, Film and Television. Such company must also obtain the appropriate licenses from the provincial branches of the State Administration of Radio, Film and Television. There are two types of drama series production licenses. The first type is a general license applicable to all drama series produced by the license holder during the two-year term. The second type is a specific license applicable to the specific drama series identified on the license.

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
Movie industry
According to the Regulations on the Administration of Movies promulgated by the State Council on December 25, 2001, the PRC applies a licensing system to the production, import, export, distribution, and projection of movies and public projection of films. No entity or individual may, without permission, be engaged in the production, importation, distribution or projection of films, nor may it import, export, distribute or project a film for which the relevant license has not been obtained.
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
According to the Regulations on the Administration of Movies and the Provisions on the Administration of Chinese-foreign Cooperative Production of Films promulgated by the State Administration of Radio, Film & Television on July 6, 2004, only film production entities that are established with the approval of the State Administration of Radio, Film & Television and hold a License for Producing Movies can cooperate with an overseas film producer to produce films. Cooperation with an overseas film producer can be through joint production, associated production or commissioned production. Joint production refers to a cooperative agreement by which the Chinese and foreign parties jointly contribute capital (including funds, labor or in-kind contributions), produce films and share interests and risks. Associated production refers to a cooperative agreement under which the foreign party contributes capital, while the Chinese party provides assistance, such as equipment, sites and labor, and filming is done in China. Commissioned production refers to a cooperative arrangement under which the foreign party entrusts the Chinese party to produce films on its behalf. For the cooperative agreement to be valid, the film production entity must apply to the State Administration of Radio, Film & Television for approval and obtain a one-off License for Producing Films through Chinese-foreign Cooperation which will remain valid for two years. No overseas organization or individual may be independently engaged in producing films inside the territory of the PRC. We do not directly engage in movie production. We cooperate with third parties who to our knowledge hold movie production licenses to produce movies and we believe that we are in compliance with the approval requirement for our movie co-production transactions.
Import and Broadcasting of Overseas TV Programs
According to the Provisions on the Administration of Import and Broadcasting of Overseas TV Programs promulgated by the State Administration of Radio, Film and Television on September 23, 2004, the import of overseas TV programs, which include overseas films, TV plays, TV cartoons and other TV programs, such as educational, scientific and cultural TV programs to be broadcast in China shall be subject to the approval of the State Administration of Radio, Film and Television. The import process is divided into two categories, which include the import of overseas films and TV plays, and the import of other overseas TV programs through satellite transmission. For the former, if the State Administration of Radio, Film and Television approves the import, it shall issue the applicant a TV Play (TV Cartoon) Distribution License, while for the latter it shall approve the import of an overseas TV program after which the applicant shall go through the legal formalities for obtaining a License of Receiving TV Programs through Satellite Transmission.

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
We do not possess the necessary approvals to directly engage in the production, import, export, distribution and projection of movies and public projection of films. We partner with entities that have the required license to participate in such businesses on a contractual basis. See “Item 3.D. Key information — Risk factors — Risks related to the regulation of our business and to our structure — Certain of our PRC operating companies or strategic partners have previously engaged or may currently engage in activities without appropriate licenses or approvals or outside the authorized scope of their business licenses or permitted activities. This could subject those companies to fines and other penalties, which could have a material adverse effect on our business.”
Publication of Audio-Visual Programs through the Internet
According to the Measures for the Administration of the Publication of Audio-Visual Programs through the Internet or Other Information Network promulgated by the State Administration of Radio, Movie and Television on July 6, 2004 and the Measures for the Administration of the Service of Internet Audio-Visual Programs jointly promulgated by the State Administration of Radio, Movie and Television and the Ministry of Information Industry on December 20, 2007, the state applies a licensing system to businesses which publish audio-visual programs through information networks and requires entities engaged in such a business to obtain the License for Publication of Audio-Visual Programs. No wholly foreign-owned, Sino-foreign joint venture or Sino-foreign cooperative institution may engage in the business of publishing audio-visual programs through information networks.
Audio-visual programs published to the public through information networks are highly regulated under the above two measures. News programs are limited to programs produced and broadcast by radio or television stations and approved news websites within China while movie and TV programs must first obtain the TV Play Distribution License or the Permit for Public Projection of Movies. When relaying audio-visual programs by making use of information networks, only radio and TV programs already broadcast by the radio and TV stations may be relayed. No radio or TV program illegally opened, nor any overseas radio and TV programs, may be relayed. When using information networks to link or integrate audio-visual programs, only the audio-visual programs opened by the institution that has obtained the License for Publication of Audio-Visual Programs through Information Network may be linked or integrated and no audio-visual programs from overseas internet websites may be linked or integrated.
Our affiliated entity has obtained the License for Publication of Audio-Visual Programs through Information Network.

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
The publication industry in China is governed by the Regulations on the Administration of Publication, promulgated by the State Council on December 25, 2001, and the Provisions on the Administration of the Publications Market, promulgated and amended by the General Administration for Press and Publication on June 16, 2004. These regulations govern publication activities including the publishing, printing, reproduction, importing and distribution of publications, including newspapers, magazines, books, audio and video products and electronic publications published by lawfully established press offices with the proper government approval. Such institutions may include, among others, newspaper agencies and periodical publication agencies. The establishment of a publishing institution requires approval from the General Administration for Press and Publication. The publishing institution must be sponsored by a sponsoring entity and supervised by a supervising entity, both duly authorized by the General Administration for Press and Publication on a case by case basis. The sponsoring entity and the supervising entity may be the same entity. After establishment, a newspaper or magazine press office must apply for a license for newspaper publication or a license for periodical publication and obtain a domestic unified serial number for the newspaper or the magazine. No newspaper or magazine press office may sell, lease, or transfer its own name or the domestic unified serial number, name or section of the publication, nor shall it lend, transfer, lease or sell its license(s).
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
We and our affiliated entities do not engage in the business of publishing newspapers or magazines. We and our affiliated entities have, in the past, provided management and information consulting services to or have made contractual arrangements with various publishing institutions in relation to the Economic Observer and Investor Journal newspapers and Money Journal and Chinese Venture magazines. Our contractual arrangements pertaining to Investor Journal terminated at the end of 2008. Our contractual arrangements pertaining to Money Journal and Chinese Venture terminated at the end of 2009. For details in relation to the magazines and newspapers, see “— Arrangements with partners and suppliers” and “Item 4.C. Information on the Company — Organizational Structure.” To our best knowledge, these publishing institutions held the requisite approvals and licenses to publish newspapers or magazines during the term of our agreement. There is a risk that the strategic partnerships we or our affiliated entities have with these publishing institutions may be deemed to have the actual effect of operating newspaper or magazine sections. See “Item 3.D. Key information — Risk factors — Risks related to the regulation of our business and to our structure — If the PRC government finds that the agreements that establish the structure for operating our China businesses do not comply with PRC governmental restrictions on foreign investment in the media and telecommunications industries, or if these regulations or the interpretation of existing regulations change in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations.”
Distribution. Under the Catalog and the Decisions, the investment of foreign capital is prohibited in companies engaging in the general distribution of newspapers or magazines. According to the Measures for the Administration of Foreign-invested Enterprises in Distribution of the Books, Newspapers and Periodicals, or the Measures, promulgated by the General Administration for Press and Publication and the Ministry of Commerce on March 17, 2003 and its supplementary provisions, investment of foreign capital is permitted in companies that engage in wholesale and retail distribution of newspapers or magazines. Wholesale distribution, for which foreign investment was permitted starting December 1, 2004, is the non-exclusive distribution of publications to other entities in the publication related businesses, such as newsstands and bookstores. Retail distribution, for which foreign investment was permitted starting on May 1, 2003, is the nonexclusive distribution of publications to readers.

We and our affiliated entities do not currently engage in the general, wholesale or retail distribution of newspapers or magazines. Our affiliated PRC entities have, in the past, provided management and information consulting services to, or have made contractual arrangements with, the respective press offices on outsourcing the wholesale and retail distribution of Money Journal, Chinese Venture and the Economic Observer to third-party service providers and through the end of 2008 had contractual arrangements with the respective press office on the distribution of Investor Journal.
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
According to the Provisional Regulation on Establishment of Foreign Invested Printing Enterprises promulgated by the General Administration for Press and Publication and the Ministry of Commerce on January 29, 2002, the Opinions and the Decisions, investment of foreign and private capital is permitted in the business of printing newspapers or magazines in China. Foreign investment must take the form of joint ventures in which a PRC investor must hold the controlling interest, but private investment is not subject to the same restriction.
In our print business, which ceased operations in early 2010, our affiliated entities provided management and information consulting services to a press office on the printing of Money Journal and Chinese Venture, and assisted a press office in the management of the printing of the Economic Observer, including outsourcing the printing of these publications to third-party service providers. To the best of our knowledge, these printing service providers held the requisite approvals during the term of our agreement. Our affiliated entities advised the press offices to periodically monitor these service providers to ensure that they have obtained all required approvals, although it is possible that one or more of these printing service providers may not have been in compliance with all PRC regulations at all times.
We and our affiliated entities do not print newspapers or magazines. Rather, our affiliated entities provided management and information consulting services to the publishing institutions on outsourcing the printing of Money Journal, Chinese Venture and the Economic Observer to third-party service providers, and through the end of 2008 had contractual arrangements with the publishing institution regarding printing the Investor Journal.
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
In our print business, which ceased operations in early 2010, our affiliated entities provided management and information consulting services to the press offices for Money Journal, Chinese Venture and the Economic Observer in relation to engaging local distribution service providers to carry out the wholesale and retail distribution of the magazine or newspaper. To our knowledge, these press offices and the wholesale and retail distributors held the requisite approvals and licenses to distribute magazines or newspapers during the term of our agreement, except for Guangzhou Jingyu Culture Development Co., Ltd., a distribution service provider that is the primary general distributor engaged in the retail and wholesale distribution of Money Journal. Our affiliated entities advised the press offices to periodically monitor these wholesale and retail service providers to ensure that they have obtained all required licenses, although it is possible that one or more of these distributors may not have been in compliance with all PRC regulations at all times.

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
We conduct our advertising business in China through certain of our affiliated PRC entities. Each of them has obtained the licenses to operate an advertising business from the State Administration for Industry and Commence or its local branches as required by PRC regulations.
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
In addition, to our best knowledge, the publishing institutions and radio stations we and our affiliated entities work with, as well as Inner Mongolia Television Station and Shaanxi Television Station, have the requisite business licenses and advertising operating licenses.
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

Advertising content
PRC advertising laws and regulations set forth certain content requirements for advertisements in China, which include prohibitions on, among other things, false or misleading content, superlative wording, socially destabilizing content or content involving obscenities, superstition, violence, discrimination or infringement of the public interest. Advertisements for anesthetic, psychotropic, toxic or radioactive drugs are prohibited. It is prohibited to disseminate tobacco advertisements via radio, film, television, newspapers or magazines. It is also prohibited to display tobacco advertisements in any waiting lounge, theater, cinema, conference hall, stadium or other public area. There are also specific restrictions and requirements regarding advertisements that relate to matters such as patented products or processes, pharmaceuticals, medical instruments, agrochemicals, foodstuff, alcohol and cosmetics. In addition, all advertisements relating to pharmaceuticals, medical instruments, agrochemicals and veterinary pharmaceuticals advertised through radio, film, television, newspapers, magazines, out-of-home and other forms of media, together with any other advertisements which are subject to censorship by administrative authorities according to relevant laws and administrative regulations, must be submitted to the relevant administrative authorities for content approval prior to dissemination.
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
Operational matters of the advertising business
Under the Advertising Law, registration, review and filing systems need to be established and maintained for the operation of entities engaged in the advertising business. Advertising fees must be reasonable, and rates and fee collection methods must be filed with the PRC Commodity Price Administration and the State Administration for Industry and Commerce for their records. Under the Implementation Rule, the advertising agent fee must be 15% of the advertising cost. The advertising customer must provide relevant documents, including certificates rendered by the relevant supervisory administrations before it can broadcast or place its advertisements.
As we and our affiliated entities conduct our business in the advertising industry, we and they take steps to make sure that all of our and their operations are in compliance with relevant laws and regulations.

Radio and television advertisements
The State Administration of Radio, Film and Television promulgated the Administrative Measures for Broadcasting Radio and Television Advertisements on September 8, 2009 to further regulate the advertisements broadcast by radio and television stations. Advertisements broadcast on radio and television stations are prohibited from containing certain content deemed to:
•	be against the basic principles stipulated by the constitution;
•	harm the national unity, sovereignty and territorial integrity, national security or harm national honor and interests;
•	incite ethnic hatred or ethnic discrimination, be against ethnic customs and habits, undermine national unity or violate religious policy;
•	disrupt the social order or undermine social stability;
•	promote a cult, obscenity, gambling, violence, superstition, damage social morality or national cultural traditions;
•	insult, discriminate or slander others, infringe the legal rights of others;
•	induce minors to act poorly or with bad values or endanger the physical and mental health of minors;
•	use absolute language to deceive and mislead the public, deliberately using the wrong spelling or tampered idioms;
•	use the national flag, national emblem, national anthem, the name, image, voice, sayings, handwritings of national leaders, or the name or image of the state agencies or officers of the same effect in commercial advertising;
•	promote drugs, medical devices, medical and health information advertisements promoting cure rates, efficiency, or using doctors, specialists, patients or public figures to prove a curative effect; and
•	other content prohibited by laws, regulations and administrative rules.
In addition, certain advertisements are prohibited from being broadcast on radio and television station, which include:
•	advertisements published in the form of a news report;
•	tobacco advertisements;
•	prescription drugs advertisements;
•	medical advertisements for drugs, food, medical equipment used for the treatment of malignant tumors, liver disease, sexually transmitted diseases or drugs to improve sexual functions;
•	voice service advertisements such as those for name or fortune analysis, affinity tests, or chat dating services;
•	dairy products advertisements using the term “breast-milk substitutes;” and
•	other advertisements prohibited by laws, regulations and administrative rules.

The Administrative Measures for Broadcasting Radio and Television Advertisements also stipulates the total permitted amount and arrangements for commercial advertising. The commercial advertising broadcast each hour during each set of programs shall not exceed 12 minutes, among which, the commercial advertising broadcast between 11:00 to 13:00 on radio stations and 19:00 to 21:00 on television station shall not exceed 18 minutes. Commercial advertising may be inserted during the broadcasting of TV dramas, but shall be limited to twice an episode and each shall not be longer than one minute and 30 seconds, among which, for TV dramas broadcast during 19:00 to 21:00, commercial advertising shall only be inserted once an episode for no more than one minute.
We do not operate any radio or television broadcasting institutions. We entered into cooperation agreements with and provide advertising to radio and television stations. We estimate that our revenues and the number of advertisers placing advertisements through these mediums will decrease due to these regulations.
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
Under the Measure for the Administration of Registration of Outdoor Advertisements, all outdoor advertisements must be registered with the local branch of the State Administration for Industry and Commerce above county level before dissemination. The advertising distributors are required to submit a registration application form and other supporting documents for registration. After review and examination, if an application complies with the requirements, the local branch of the State Administration for Industry and Commerce will issue an Outdoor Advertising Registration Certificate for the advertisement. Outdoor advertisements shall be published in accordance with the contents stipulated in the register such as venue, format, specification and time period, which cannot be altered without prior approval. The content of the outdoor advertisement must be submitted for filing with the local branch of the State Administration for Industry and Commerce.
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

Marketing services
The laws and regulations generally applicable to the advertising industry are also applicable to the marketing services business. In our marketing services business, our affiliated PRC entity places advertising posters at various event venues. These posters are defined as “normal print advertisements” under the Print Advertisements Administrative Regulations, promulgated by the State Administration for Industry and Commerce on January 13, 2000, as amended on November 30, 2004. Under these regulations, print advertisements must not be placed in areas prohibited by laws or regulations, such as controlled areas around governmental buildings. Such print advertisement must not include non-advertisement content such as news but must contain the names and addresses of the advertiser and the advertising agents or distributors.
We and our affiliated entities take steps to make sure that all of our and their advertisements in marketing services are in compliance with relevant laws and regulations.
Regulations on the telecommunications industry
The principal regulations governing telecommunications businesses in China include:
•	the Regulation on Telecommunications promulgated by the State Council on September 25, 2000;
•	the Administrative Measures for Telecommunications Business Operating License promulgated by the Ministry of Industry and Information on March 1, 2009; and
•	The Catalogue of Classes of Telecommunications Businesses promulgated by the Ministry of Information Industry on February 21, 2003.
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
We do not operate our wireless business directly, rather, we operate our wireless business through our Chinese affiliated entity, M-in, which holds the requisite Cross-region Value-added Telecommunications Business License to provide wireless services in China. See “Item 3.D. Key information — Risk factors — Risks related to the regulation of our business and to our structure — If the PRC government finds that the agreements that establish the structure for operating our China businesses do not comply with PRC governmental restrictions on foreign investment in the media and telecommunications industries, or if these regulations or the interpretation of existing regulations change in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations.” We do not operate a value-added telecommunications business directly. We enter into contractual arrangements with our affiliated entity, M-in, which engages in value-added telecommunications business and has obtained an effective value-added telecommunications business operation license. For details, see “Item 4.C. Information on the Company — Organizational structure.”
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
We or our business partners either own copyrights to our broadcast, print and other content, or hold licenses to distribute this content on our media platforms. Our affiliated entity Beijing Century Media also shares the copyrights to certain drama series that were produced in cooperation with third parties who hold drama series production licenses. We own the copyrights of the content provided by us to Money Journal. We and our affiliated entities rely on the protection of relevant copyright laws.
Trademark
The PRC Trademark Law, adopted on August 23, 1982 and revised on October 27, 2001, protects the proprietary rights to registered trademarks. The Trademark Office under the State Administration for Industry and Commerce handles trademark registrations and grants a term of ten years to registered trademarks. Upon its expiration, a second term of ten years may be granted. Trademark license agreements must be filed with the records of the Trademark Office. In addition, if a registered trademark is recognized as a well-known trademark in a specific case, the proprietary right of the trademark holder may be extended beyond the registered sphere of services of the trademark.

We have filed to register the name and trademark of “XSEL & Device” in the PRC. Our business partner has registered “IMTV” with the Trademark Office. Beijing Perspective Orient Movie and Television Intermediary Co., Ltd., or Beijing Perspective Orient, and Money Journal Publication Limited have registered a symbol resembling an “F” and the Chinese name for “Money Journal” with the Trademark Office, respectively. M-in has filed to register “M-in” and other trademarks in China.
Moreover, Xinhua Financial Network entered into an agreement with China Economic Information Service, under which Xinhua Financial Network and its affiliates were granted the right to use the word “Xinhua” as the first name worldwide. Either XFL or Xinhua Financial Network has also registered the name “Xinhua” in the U.S., Hong Kong, Japan and South Korea. We have in turn entered into a trademark license agreement with XFL, under which we and our subsidiaries were granted a non-exclusive worldwide license to use the trademark “Xinhua.” We rely on the trademark laws to protect our rights under the agreements to use the word.
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
Pursuant to the Foreign Currency Administration Rules promulgated on January 29, 1996 and amended on August 1, 2008 and various regulations issued by the State Administration of Foreign Exchange and other relevant PRC government authorities, RMB are freely convertible only to the extent of current account items, such as trade-related receipts and payments, interest and dividends. Capital account items, such as direct equity investments, loans and repatriation of investment, require the prior approval from the State Administration of Foreign Exchange or its local branch for conversion of RMB into a foreign currency, such as U.S. dollars, and remittance of the foreign currency outside the PRC. Payments for transactions that take place within the PRC must be made in RMB. Unless otherwise approved, PRC companies must repatriate foreign currency payments received from abroad. Foreign-invested enterprises may retain foreign exchange in accounts with designated foreign exchange banks subject to a cap set by the State Administration of Foreign Exchange or its local branch. Unless otherwise approved, domestic enterprises must convert all of their foreign currency receipts into RMB.
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

Moreover, under the New EIT Law, foreign holders of ADSs or common shares may be subject to a 10% withholding tax upon dividends payable by us and gains realized on the sale or other disposition of ADSs or common shares, if such income is sourced from within the PRC and we are classified as a PRC resident enterprise.
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
•	Broadcast
•	Beijing Mobile Interactive Co., Ltd, or M-in, an affiliated entity with mobile service provider licenses to operate wireless Mobile Value-Added Service (MVAS) platforms nationwide in China; and
•	Beijing Hantang Yueyi Culture & Media Co., Ltd, or Beijing Hangtang, an affiliated entity that, through June 30, 2010 held the exclusive rights to sell advertising for and the right to provide content to Shaanxi Satellite Television.
•	Advertising
•	Shenzhen Active Trinity Advertising Co., Ltd., or Shenzhen Trinity, an affiliated entity that carries out advertising services;
•	Beijing Taide Advertising Co., Ltd., or Beijing Taide, an affiliated entity whose subsidiaries include Chinese advertising agencies that also produce advertising;
•	Beijing Xintai Huade Advertising Co., Ltd., or Xintai Huade, an affiliated entity that carries out advertising services;
•	Shanghai Singshine Marketing Service Co., Ltd., or Shanghai Singshine Marketing, an affiliated entity that principally engages in below-the-line marketing;
•	Beijing Jinjiu Tianyi Tianjiu Lianhe Advertising Co., Ltd., an affiliated entity that primarily engages in online advertising;
•	Shanghai IF Advertisement Design and Production Co., Ltd., an affiliated entity that primarily engages in below-the-line marketing; and
•	Shanghai Yifu Advertisement Design and Production Co., Ltd., or Shanghai Yifu, an affiliated entity that primarily engages in below-the-line advertising;

The material subsidiaries on which we rely to carry out our operations in China are:
•	Broadcast
•	New China Media (Shanghai) Co., Ltd., or New China, which primarily engages in providing services to Century Media Advertising; and
•	Xinhua Media Entertainment, which engages in the development, production and pre-production of film entertainment content.
•	Advertising
•	Active Advertising (Guangzhou) Co., Ltd., or Active Guangzhou, which primarily operates as advertising agent for PRC customers.
We conduct a portion of our operations in Hong Kong through the following entities:
•	Advertising
•	XSEL (Hong Kong) Limited, or Active Advertising Hong Kong, which primarily operates as an advertising agent to place advertising on media in Hong Kong; and
•	JTT Advertising Limited, or JTT, which primarily engages in below-the-line marketing in Hong Kong.

The following diagram illustrates our consolidated corporate structure and the place of incorporation for each of our continuing operations as of the date of this annual report.

Xinhua Sports & Entertainment Limited (Cayman Islands)
East Alliance Limited (BVI)
Xinhua Sports & Entertainment (HK)
Century Effort Limited (BVI)
(1)
Xinhua Media Entertainment Limited (Cayman Islands)
Upper Step Holdings Limited (BVI)
Everfame Development Limited (BVI)
Small World Holding Company Limited (BVI)
NuCom Online Corporation (Cayman Islands)
XSEL Advertising Limited (BVI)
Xinhua Sports Ventures Limited (Cayman Islands)
Singshine (Holdings) Hongkong Limited
Advance Mind Holdings Limited (HK)
China Lead Profits Limited (BVI)
Hong Kong Stock Express Publication Ltd (HK)
NuCom Online Hong Kong (HK)
Upper Will Enterprises Limited (BVI)
XSEL (Hong Kong) Limited (HK)
Offshore
PRC
Wuxianshijie (Beijing) Information Technology Co. Ltd.
Beijing ChuanHui HuaRen Consulting Co., Ltd.
Beijing Xinhua Yinghua Film&TV Planning Co., Ltd.
JiaLuo Business Consulting (Shanghai) Co., Ltd.
Taihui Business Consulting (Shanghai) Co., Ltd.
Nacom Media Technology (Beijing) Co., Ltd.
Active Advertising (Guangzhou) Co., Ltd.
Zhongxi Taihe Culture Consultation (Shanghai) Co., Ltd.
Xinhua Sports & Entertainment (Shanghai) Co., Ltd.
Xinhua Sports & Entertainment (Beijing) Co., Ltd.
Guangzhou Excellent Consulting Service Co., Ltd.
(2)
Beijing Mobile Interactive Co., Ltd.
(3)
Shanghai YuanZhi Advertising Co., Ltd.
Beijing Mingyi Yongkang Advertising Co., Ltd.
TianJin Shidai Ruipu Culture Media Limited
TianJin Jinli Culture Media Limited
(4)
Xin Chuan Online (Beijing) Information Technologies Co., Ltd.
(5)
Beijing Shi Ji Xin Chuan Advertising Co., Ltd.
(6)
Beijing Taide Advertising Co., Ltd.
(7)
Beijing Xintai Huade Advertising Co., Ltd.
(8)
Shenzhen Active Trinity Advertising Co., Ltd.
(9)
Shanghai Singshine Marketing Service Co., Ltd.
Shanghai Yuanxin Advertising & Media Co., Ltd.
(11) 80%
Shangtuo Zhiyang International Advertising (Beijing) Co., Ltd.
Beijing Linghang Dongli Advertising Co., Ltd.
Beijing Yuedong Chuangshi Culture and Intermediary Co., Ltd.
Guoxin Hongdi Network Information & Technology (Beijing) Co., Ltd.
(10) 60%
Shanghai Lingdian Zhongduan Zhanshi Co., Ltd.
Shanghai Fenghuo Marketing Consulting Co., Ltd.
Shanghai Heju Marketing Consulting Co., Ltd.
Guangzhou Singshine Advertising Co., Ltd.
Beijing Singshine Advertising Co., Ltd.
Guangzhou Lingdian Zhongduan Zhanshi Co., Ltd.

(1)	The remaining 25% equity interest in Xinhua Media Entertainment Limited is 17% owned by Leeding Media, LLC, a company owned by David U. Lee, and 8% owned by K-Jam Media, Inc., a company owned by Kia Jam.

(2)	Contractual agreements consist of a secured loan agreement entered into by Wuxianshijie (Beijing) Information Technology Co. Ltd, or Wuxianshijie, and Gao Fei, the 50% shareholder of M-in, an exclusive equity purchase option agreement, an equity pledge agreement and a subrogation agreement entered into among M-In, Wuxianshijie and Gao Fei; a secured loan agreement entered into by Wuxianshijie and Xue Donghua, the 50% shareholder of M-in, an exclusive equity purchase option agreement, an equity pledge agreement and a subrogation agreement entered into among M-in, Wuxianshijie and Xue Donghua.

(3)	Contractual agreements consist of a secured loan agreement entered into among Jia Luo, Wan Jun, the 51% shareholder of Shanghai Yuan Zhi Advertising Co., Ltd., or Yuan Zhi, and Li Guang Jie, the 49% shareholder of Yuan Zhi, an exclusive equity purchase option agreement, an equity pledge agreement and a subrogation agreement entered into among Jia Luo, Yuan Zhi, Wan Jun and Li Guang Jie.

(4)	Contractual agreements consist of a secured loan agreement entered into among Nucom Media Technology (Beijing) Co., Ltd., or Nucom Media, Yang Yu-Tao, Luo Yan and Wang Hao, the three individual shareholders holding 25%, 25% and 50%, respectively, of the equity interest in Xin Chuan Online (Beijing) Information Technology Co., Ltd, or Xin Chuan Online (Beijing), an exclusive equity purchase option agreement, an equity pledge agreement and a subrogation agreement entered into among Nucom Media, Xin Chuan Online (Beijing), Yang Yu-Tao, Luo Yan and Wang Hao.

(5)	Contractual agreements consist of a secured loan agreement entered into among Nucom Media, Yang Yu-Tao and Luo Yan, the two individual shareholders each holding 50% of the equity interest in Beijing Shiji Xin Chuan Advertising Co., Ltd, or Beijing Shiji Xin Chuan Advertising, an exclusive equity purchase option agreement, an equity pledge agreement and a subrogation agreement entered into among Nucom Media, Beijing Shiji Xin Chuan Advertising, Yang Yu-Tao and Luo Yan.

(6)	Contractual agreements consist of a secured loan agreement entered into among Active Guangzhou, An Lizhang and Wang Yonghong, the two individual shareholders each holding 50% of the equity interest in Beijing Taide, an exclusive equity purchase option agreement, an equity pledge agreement and a subrogation agreement entered into among Active Guangzhou, Beijing Taide, An Lizhang and Wang Yonghong.

(7)	Contractual agreements consist of a secured loan agreement entered into by Active Guangzhou and Kuang Peiyue, the 50% shareholder of Xintai Huade, an exclusive equity purchase option agreement, an equity pledge agreement and a subrogation agreement entered into among Xintai Huade, Active Guangzhou and Kuang Peiyue, a secured loan agreement entered into by Active Guangzhou and Wang Yue, the 50% shareholder of Xintai Huade, an exclusive equity purchase option agreement, an equity pledge agreement and a subrogation agreement entered into among Xintai Huade, Active Guangzhou and Wang Yue.

(8)	Contractual agreements consist of a secured loan agreement entered into among Active Guangzhou, An Lizhang and Zhang Wenjin, the two individual shareholders each holding 50% of the equity interest in Shenzhen Trinity, an exclusive equity purchase option agreement, an equity pledge agreement and a subrogation agreement entered into among Active Guangzhou, Shenzhen Trinity, An Lizhang and Zhang Wenjin.

(9)	Contractual agreements consist of a secured loan agreement entered into by Guangzhou Excellent Consulting Service Co., Ltd, or Guangzhou Excellent, and Kuang Peiyue, the 50% shareholder of Shanghai Singshine Marketing, an exclusive equity purchase option agreement, an equity pledge agreement and a subrogation agreement entered into among Kuang Peiyue, Shanghai Singshine Marketing and Guangzhou Excellent; a secured loan agreement entered into by Guangzhou Excellent and Guo Jingjing, the 50% shareholder of Shanghai Singshine Marketing, an exclusive equity purchase option agreement, an equity pledge agreement and a subrogation agreement entered into among Guo Jingjing, Shanghai Singshine Marketing and Guangzhou Excellent.

(10)	Shanghai Singshine Marketing owns 60% of the equity interest in Shanghai Liangdian Zhongduan Zhanshi Co., Ltd., or Shanghai Liangdian, a PRC company. The remaining 40% of the equity interest in Shanghai Liangdian is owned as to 23% by Wu Xiuhui, 7% by Leng Liming, 5% by Hu Shengzhong and 5% by Yin Zijian.

(11)	The remaining 20% equity interest of Shangtuo Zhiyang is held by Wang Xiao Yu. Wang Xiao Yu is a manager of Shangtuo Zhiyang.

PRC laws and regulations currently impose different levels of restrictions or prohibitions on investment of foreign and private capital in the media industry, including television, radio, newspapers, magazines, advertising and media content production, and the telecommunications industry. See “Item 4.B. Information on the Company — Business overview — Regulation — Regulations on investment of foreign and private capital in the media, advertising and telecommunications industries.” Our subsidiaries in China, which are considered foreign-invested entities, are limited in their abilities to engage in operations in the media, advertising and telecommunications industries. Accordingly, we operate our businesses in China primarily through our affiliated entities and their contractual arrangements with our strategic partners.
In our production and advertising businesses, our affiliated entities and their subsidiaries hold the requisite licenses and permits. In our broadcast and print businesses, our affiliated entities and their subsidiaries maintain some of the requisite licenses and permits to conduct the business, and enter into agreements with press offices, radio stations or television stations to provide them with various services and act as their advertising business party. See “Item 4.B. Information on the Company — Arrangements with partners and suppliers” for a description of those contractual relationships. See also “Item 3.D. Key information — Risk factors — Risks related to the regulation of our business and to our structure — Certain of our PRC operating companies or strategic partners have previously engaged or may currently engage in activities without appropriate licenses or approvals or outside the authorized scope of their business licenses or permitted activities. This could subject those companies to fines and other penalties, which could have a material adverse effect on our business.” We depend on these affiliated entities and their subsidiaries to operate a substantial portion of our businesses. We have entered into contractual arrangements with these affiliated entities and their shareholders, all PRC citizens, which enable us to:
•	exercise effective control over these affiliated entities and their respective subsidiaries;
•	receive a substantial portion of the economic benefits from the affiliated entity and its subsidiaries in consideration for the services provided us; and
•	have an exclusive option to purchase all or part of the equity interests in the various affiliated entities and certain of their subsidiaries in each case when and to the extent permitted by PRC law.
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

Loan agreement. Each contracting shareholder has entered into a loan agreement, as amended and restated, with our subsidiary, evidencing a zero interest loan granted to such shareholder. The contracting shareholder used the loan solely for the purpose of contributing or acquiring the registered capital of the affiliated entity. Each contracting shareholder also pledged all the equity interest in the affiliated entity as from time-to-time owned by him or her as security for the contracting shareholder’s obligations under the loan agreement. During the term or extended term of the loan, the contracting shareholder may not repay all or part of the outstanding principal without our subsidiary’s prior written consent. Our subsidiary may accelerate the loan repayment upon certain events, including if the contracting shareholder quits or is dismissed or if our subsidiary purchases the shares in accordance with the exclusive conditional equity purchase agreement.
Each loan is payable in cash or otherwise as agreed in writing by our subsidiary and as permitted under PRC laws including but not limited to, by way of transferring to our subsidiary or a designated third party all or part of the equity interest in the affiliated equity held by the contracting shareholder, at a purchase price in accordance with the exclusive conditional equity purchase option agreement between our subsidiary and the contracting shareholder described below. Set forth below is a list of all loan agreements entered into in connection with our consolidated VIEs:
•	a loan agreement in the amount of RMB 100,000 ($15,000), entered into between Wan Jun, the 51 % shareholder of Yuan Zhi and Li Guang Jie, the 49% shareholder of Yuan Zhi, as borrowers, and Jia Luo, as lender;
•	a loan agreement in the amount of RMB0.5 million ($73,000), entered into between Fang Quan, the 50% shareholder of Guangzhou Jingshi, as borrower, and EconWorld (Shanghai) Co., Ltd., or EconWorld Shanghai, as lender;
•	a loan agreement in the amount of RMB0.5 million ($73,000), entered into between Wang Yong Hong, the 50% shareholder of Guangzhou Jingshi, as borrower, and EconWorld Shanghai as lender;
•	a loan agreement in the amount of RMB0.3 million ($44,000), entered into between Zhang Wen Jin and Eric An, each a 50% shareholder of Shenzhen Trinity, as borrowers, and Active Guangzhou, as lender;
•	a loan agreement in the amount of RMB10.0 million ($1.5 million), entered into between Eric An and Wang Yong Hong, each a 50% shareholder of Beijing Taide, as borrowers, and Active Guangzhou, as lender;
•	a loan agreement in the amount of RMB2.5 million ($0.4 million), entered into between Kuang Peiyue, the 50% shareholder of Xintai Huade, as borrower, and Active Guangzhou, as lender;
•	a loan agreement in the amount of RMB2.5 million ($0.4 million), entered into between Wang Yue, the 50% shareholder of Xintai Huade, as borrower, and Active Guangzhou, as lender;
•	a loan agreement in the amount of RMB5.0 million ($0.7 million), entered into between Gao Fei, the 50% shareholder of M-in, as borrower, and Wuxianshijie, as lender;
•	a loan agreement in the amount of RMB5.0 million ($0.7 million), entered into between Xue Donghua, the 50% shareholder of M-in, as borrower, and Wuxianshijie, as lender;
•	a loan agreement in the amount of RMB0.5 million ($73,000), entered into between Kuang Peiyue, the 50% shareholder of Shanghai Singshine Marketing, as borrower, and Guangzhou Excellent, as lender;
•	a loan agreement in the amount of RMB0.5 million ($73,000), entered into between Guo Jingjing, the 50% shareholder of Shanghai Singshine Marketing, as borrower, and Guangzhou Excellent, as lender;
•	a loan agreement in the amount of RMB1.5 million ($0.2 million), entered into between Xue Donghua, the 50% shareholder of Shanghai Renhe Movie and Television Intermediary Co., Ltd., or Shanghai Renhe, as borrower, and Beijing Century Media, as lender;

•	a loan agreement in the amount of RMB1.5 million ($0.2 million), entered into between Wang Lingjun, the 50% shareholder of Shanghai Renhe, as borrower, and Beijing Century Media, as lender;
•	a loan agreement in the amount of RMB0.5 million ($73,000), entered into between Wang Yue, the 100% shareholder of Shanghai Yifu, as borrower, and Shanghai IF, as lender;
•	a loan agreement in the amount of RMB5.0 million ($0.7 million), entered into between Song Peng, the 50% shareholder of Beijing Hantang, as borrower, and Taihui, as lender;
•	a loan agreement in the amount of RMB5.0 million ($0.7 million), entered into between Wu Chunming, the 50% shareholder of Beijing Hantang, as borrower, and Taihui, as lender;
•	a loan agreement in the amount of RMB5.0 million ($0.7 million), entered into between Yang Yu-Tao, the 25% shareholder of Xin Chuan Online (Beijing), as borrower, and Nucom Media, as lender;
•	a loan agreement in the amount of RMB5.0 million ($0.7 million), entered into between Luo Yan, the 20% shareholder of Beijing Shiji Xin Chuan Advertising, as borrower, and Nucom Media, as lender;
•	a loan agreement in the amount of RMB10.0 million ($1.5 million), entered into between Wang Hao, the 50% shareholder of Beijing Shiji Xin Chuan Advertising, as borrower, and Nucom Media, as lender;
•	a loan agreement in the amount of RMB0.1 million ($15,000), entered into between Yang Yu-Tao, the 50% shareholder of Beijing Shiji Xin Chuan Advertising, as borrower, and Nucom Media, as lender; and
•	a loan agreement in the amount of RMB0.1 million ($15,000), entered into between Luo Yan, the 50% shareholder of Beijing Shiji Xin Chuan Advertising, as borrower, and Nucom Media, as lender.
Equity pledge agreement. Pursuant to the equity pledge agreements among our subsidiary, such subsidiary’s affiliated entity, and each contracting shareholder of such affiliated entity, the contracting shareholder has pledged all of his or her equity interests in the affiliated entity, to our subsidiary to secure the performance of his or her obligations under the secured loan agreement and the exclusive equity purchase option agreement described below. Our subsidiary holds a capital contribution certificate signed by the affiliated entity’s legal representative and affixed with the company seal as evidence of the pledged equity held by that shareholder. According to the PRC Property Rights Law, effective as of October 1, 2007, and Measures for the Registration of Equity Pledge with the Administration for Industry and Commerce, effective as of October 1, 2008, however, such pledge will be effective upon registration with the relevant administration for industry and commerce. We are still in the process of applying for such registration. The refusal of the relevant administration for industry and commerce to register these pledges may allow the shareholders to dishonor their pledges to us and re-pledge the shares to another entity or person. See “Item 3.D. Key information — Risk factors — Risks related to the regulation of our business and to our structure — The shareholders of our PRC affiliated entities may breach our agreements with them or may have potential conflicts of interest with us, and we may not be able to enter further agreements to extract economic benefits from these entities, which may materially and adversely affect our business and financial condition.”
Subrogation agreement. Each of our relevant subsidiaries has entered into a subrogation agreement with its respective affiliated entity and the contracting shareholders of that affiliated entity. Each contracting shareholder has agreed to unconditionally and irrevocably appoint a person as designated in writing by our subsidiary from time-to-time with his or her shareholder’s voting rights and other shareholder’s rights for representing the shareholder at the shareholders’ meeting, including the shareholder’s rights to sell or transfer the shareholder’s equity interest, change the registered capital, or merge, change the form, wind up or liquidate the entity. The contracting shareholder will provide all the necessary assistance to the appointee. Each subrogation agreement will terminate upon the repayment in full of the indebtedness incurred under the secured loan agreement.

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
Agreements that transfer economic benefits to us
Service agreement. Beijing Hantang entered into a service agreement with Taihui on April 2, 2009. Under the service agreement, Taihui agreed to provide certain business advisory services to Beijing Hantang. In consideration for the services provided, Beijing Hantang will pay Taihui a service fee as the parties may agree from time-to-time. The service fee will be paid by Beijing Hantang within 14 business days after the issuance of an invoice. The agreement has an initial term of twenty years starting from April 2, 2009, and will be automatically renewed for subsequent ten-year terms. Moreover, during the term of the agreement, Taihui has the right to terminate the agreement at any time without compensation by serving a written notice to Beijing Hantang. In the event that either party materially breaches the agreement and fails to remedy such breach within 10 business days from the date it receives written notice of such breach, the other party has the right to terminate the agreement immediately by a written notice to the breaching party.
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
As of the date of this annual report, we believe:
•	the ownership structures of our variable interest entities, Beijing Hangtang, Jiaseng, Yuan Zhi, Beijing Taide, Shenzhen Trinity, Xintai Huade, Guangzhou Jingshi, M-in, Shanghai Singshine Marketing, Shanghai Renhe, and Shang Yifu, and our subsidiaries in China comply in all material respects with all existing PRC laws and regulations;
•	the contractual arrangements among our PRC subsidiaries, affiliated entities and their shareholders governed by PRC law are valid, binding and enforceable, and will not result in any violation of PRC laws or regulations currently in effect; and
•	the business operations of our subsidiaries in China and our affiliated entities and their respective subsidiaries comply in all material respects with existing PRC laws and regulations.
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

As of the date of this annual report, XFL, a public company incorporated in the Cayman Islands and listed on the Mothers Board of the Tokyo Stock Exchange, has approximately an 18.7% ownership interests in us. See “Item 7.B. Major shareholders and related party transactions — Related party transactions — Transactions with XFL or its subsidiaries — Loan agreements and foreign currency agreement between us and XFL or its subsidiaries.”
D. Property, Plants and Equipment
Our principal executive offices are located on premises comprising approximately 36,300 square feet in Beijing, China. We lease a total of approximately 97,600 square feet of office space, which includes approximately 75,200 square feet in Beijing, 12,900 square feet in Shanghai, 1,000 square feet in Guangzhou, 5,900 square feet in Hong Kong, 1,700 square feet in Shenzhen and 900 square feet in other cities in China.
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
A. Operating Results
Our consolidated financial statements for the year ended December 31, 2007, which also are included in this annual report, reflect the operating results of five operating groups, namely Broadcast, Print, Advertising, Research and Production. As of the first quarter of 2008, our business groups have been integrated from five to three, with Production integrated into Broadcast and Research integrated into Advertising. In late 2009 we ceased operations of our print business and most of our advertising business. These revenues are categorized as discontinued operations for the years ended December 31, 2007, 2008 and 2009.
As we continue to evolve, we expect to face a number of challenges. In late 2009, in connection with our ongoing corporate repositioning and due to the performance of certain of our businesses, we sold or discontinued our print operations and much of our advertising business. We made this decision, in consultation with an outside financial advisor, so as to maximize operational efficiencies and better allocate our resources to focus on sports and entertainment media.
We have made acquisitions in rapid succession to build our integrated platform of services. We must integrate all these acquisitions successfully, as well as any future acquisitions. Certain of our businesses have incurred net losses in the past and we must position ourselves, through acquisitions and divestment of non-performing businesses, to be profitable in the future. In addition, we must adapt to continuing technological innovations and changes in the regulatory environment.
Acquisitions
We were established on November 7, 2005 by XFL. Our predecessor entity is EconWorld Media. We established and developed our operating groups through acquisitions and other transactions. See “Item 7.B. Major shareholders and related party transactions — Related party transactions — Transactions with XFL or its subsidiaries — Loan agreements and foreign currency agreement between us and XFL or its subsidiaries.”

Broadcast. Our Broadcast Group was formed through the following transactions:
•	Everfame. We acquired 100% of Everfame Development’s ordinary shares for cash consideration of $22.6 million on April 2, 2009. Everfame Development was incorporated under the laws of the British Virgin Islands on August 7, 2008. Everfame Development, its subsidiaries and VIEs, collectively, Everfame, are principally engaged in organizing cultural communication activities, designing and producing advertisements and acting as an advertising agent and publishing advertisements. Everfame had, through June 30, 2010 a long-term advertising agreement with Shaanxi Television Station through which Everfame held exclusive rights to provide advertising services to Shaanxi Satellite Television. The purpose of the acquisition was to expand our geographic reach and operating scope.
•	M-in Group. We acquired 100% of the ordinary shares of East Alliance Limited on June 4, 2007 at an initial price of approximately $9.5 million. East Alliance Limited is an investment holding company for its wholly-owned subsidiaries and VIEs, collectively M-in Group. In addition to the initial consideration, the equity owners of M-in Group are entitled to additional consideration, 60% payable in cash and 40% in our common shares, based on a predetermined earnout formula applied to aggregate audited operating results through December 31, 2007 and 2008. M-in Group is a mobile service provider that provides mobile value added services such as wireless application protocol, or WAP, text messaging, multimedia messaging service, or MMS, and color ring back tone variously supported by major mobile telecommunication operators in China. M-in Group also has marketing and distribution channels including television, print, Internet and other media, and creates and manages a wide range of mobile and online interactive products. Based on M-in Group’s audited operating results through December 31, 2008, we recorded additional consideration totaling $7.4 million for the year ended December 31, 2009, which resulted in additional goodwill of $6.9 million. The additional consideration consisted of a cash payment of $6.2 million and consideration payable of 1.2 million as of December 31, 2009.
•	Xinhua Media Entertainment. We established Xinhua Media Entertainment Limited, or Xinhua Media Entertainment, in April of 2008 and hold 75% of its equity interest. Xinhua Media Entertainment structures, finances and executes co-production film deals in China.
•	Beijing Perspective. Through Beijing Century Media, an affiliated entity, we acquired 51.0% of the equity of Beijing Perspective Orient Movie and Television Intermediary Co., Ltd., or Beijing Perspective Orient, on July 28, 2006. Xinhua Financial Network financed the purchase price for this acquisition. On November 13, 2007, we acquired the remaining 49% of the equity of Beijing Perspective Orient for approximately $10.5 million, of which approximately $8.3 million was settled by the issuance of 2,043,347 of our common shares valued at $4.06 per share. Beijing Perspective Orient and its subsidiaries, collectively Beijing Perspective. Beijing Perspective engages in the production, distribution and syndication of Fortune China. Beijing Perspective ceased operations on December 31, 2009.
•	Beijing Century Media. XFL, through a subsidiary, lent funds to two PRC citizens, who used the funds to buy a combined 100% equity interest in Beijing Century Media on September 9, 2005. On the same day, the subsidiary of XFL entered into a set of agreements with these two PRC citizens to give XFL effective control over Beijing Century Media. XFL transferred its control of Beijing Century Media to us through one of our affiliated entities on March 16, 2006 at a price of $11.4 million. This amount was included in our promissory notes to XFL and Xinhua Financial Network. Beijing Century Media ceased operations on December 31, 2009.

Advertising. Our Advertising Group was formed through the following transactions:
•	JCBN China. We acquired 100% of the ordinary shares of Shanghai Paxi Advertising Co., Ltd. and its subsidiaries, collectively JCBN China, on November 27, 2007 for an initial price of approximately $40.8 million. In addition, the equity owners of JCBN China are entitled to additional consideration, 60% payable in cash and 40% in our common shares based on a predetermined earnout formula applied to aggregate audited operating results through December 31, 2008 and 2009. For the year ended December 31, 2009, based on JCBN China’s audited operating results through December 31, 2008, we recorded additional consideration totaling $23.0 million, which resulted in additional goodwill of $23.0 million for the year ended December 31, 2009. The additional consideration consisted of $9.1 million paid by cash, $9.2 million settled by the issuance of 11,357,473 of our common shares and consideration payable of $4.7 million as of December 31, 2009. JCBN China is a leading advertising agency in China’s online property and imported spirits sectors. We entered into an agreement with the original selling shareholder of JCBN China in June 2010 to transfer our interest in JCBN China back to it.
•	Profitown Group. We acquired 100% of the ordinary shares of Profitown Development Ltd. and its subsidiaries, collectively Profitown Group, on November 27, 2007 for an initial price of approximately $2.2 million. In addition to the initial consideration, the equity owners of Profitown Group are entitled to additional consideration, 60% payable in cash and 40% in our common shares, based on a predetermined earnout formula applied to aggregate audited operating results through December 31, 2008 and 2009. For the year ended December 31, 2009, based on Profitown Group’s audited operating results through December 31, 2008, we recorded additional consideration totaling $1.7 million, which resulted in additional goodwill of $0.3 million for the year ended December 31, 2009. The additional consideration consisted of $0.7 million settled by the issuance of 560,500 of our common shares and consideration payable of $1.0 million as of December 31, 2009. Profitown Group is principally engaged in below-the-line marketing. We entered into an agreement with the original selling shareholder of Profitown Group in June 2010 to transfer our interest in Profitown Group back to it.
•	Singshine Marketing. We acquired 100% of Singshine (Holdings) Hongkong Ltd.’s ordinary shares, and its subsidiaries and VIEs, collectively Singshine Marketing, on June 11, 2007 for an initial price of approximately $6.4 million. In addition, the shareholders of Singshine Marketing are entitled to additional cash consideration based on a predetermined earnout formula applied to aggregate audited operating results through December 31, 2007, 2008 and 2009. Singshine Marketing is engaged in below-the-line marketing services. For the year ended December 31, 2009, based on Singshine Marketing’s audited operating results through December 31, 2008, we recorded additional consideration totaling $7.4 million, which resulted in additional goodwill of $7.4 million for the year ended December 31, 2009. The additional consideration consisted of a cash payment of $5.4 million and consideration payable of $2.0 million as of December 31, 2009.
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

Specific factors affecting our results of operations
While our business is affected by factors relating to the media industry in China generally, we believe that our results of operations are also affected by company-specific factors. We believe that the results of operations of our broadcast and advertising operations are affected by, among other factors, the following:
•	the quality of the content and ratings of our strategic partners’ broadcast programs;
•	the reach and timing of our strategic partners’ broadcasts;
•	the quality of the advertising we produce for advertisers;
•	the pricing of our advertising;
•	the pricing and quality of our marketing services, including events organization;
•	the quality of the programming we create;
•	the popularity of the programs; and
•	the pricing of our television programs and production services.
Results of Operations for Continuing Operations
Revenues
Net revenues from continuing operation. For the years ended December 31, 2007, 2008 and 2009, we generated total net revenues from continuing operations of $83.5 million, $121.5 million and $99.2 million, respectively. Our revenues are net of PRC business taxes, advertising rate adjustments and rebates.
We currently derive revenues from the following sources:
•	advertising services, including our below-the-line services, which accounted for 90.2%, 82.0% and 78.6% of our total net revenues for the years ended December 31, 2007, 2008 and 2009, respectively; and
•	advertising sales, which accounted for 9.8%, 18.0% and 21.4% of our total net revenues for the years ended December 31, 2007, 2008 and 2009, respectively.
Advertising services revenues. We generate advertising services revenues for:
•	Advertising and user service fees for mobile value-added services (by the Broadcast Group). We generate revenues by providing mobile value-added services. We recognize these revenues when services are delivered to mobile users. In June 2007, we began recognizing revenues from advertising and user service fees for mobile value-added services. Our consolidated results of operations for the year ended December 31, 2007 increased as we acquired our mobile value-added services operations in June 2007.
•	Marketing services (by the Advertising Group). We generate revenues primarily for online real estate, spirits and events organization. The fees we charge for marketing services vary, depending primarily on competition and our estimated costs of providing the services. We recognize these revenues when the services are provided.
•	Acting as advertising agent to place advertisements on certain programs aired by various television stations, on billboards on university campuses in Shanghai and in certain print and electronic media (by the Advertising Group). We categorize our revenues for providing consulting and advisory services as advertising services revenues. We recognize these revenues when the services are provided.

•	Designing and producing television, radio, print and billboard advertisements (by the Advertising Group). We generate revenues from advertising broadcast on various television stations during certain programs. We also generate revenues from advertising on billboards placed on some university campuses in Shanghai and from advertising in certain print and electronic media. We may also provide additional services in relation to the placement and sales of advertisements, including the creation of the advertising or research services as part of our service package. We recognize these revenues when the related advertisements are aired on television, placed on the billboards or published in the print or electronic media, respectively.
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
Advertising sales revenues. We generate advertising sales revenues from the following media sources:
•	Shaanxi Satellite Television (by the Broadcast Group). Primarily through Everfame Development’s affiliated entity, through June 30, 2010 we held exclusive rights to sell advertising in and the right to provide content to Shaanxi Satellite Television. In April 2009, we began generating revenues from advertising sales, sponsorship and sponsored programming on Shaanxi Satellite Television. Our advertising agency agreement with Shaanxi Television Station was terminated by Shannxi Television Station on June 30, 2010 due to our failure to make required payments. As of December 31, 2009 there were approximately $68.8 million in long-term liabilities related to the agreement, which were recorded in our consolidated balance sheet. Due to the termination of this agreement, this balance was reduced by $64.2 million. As of December 31, 2009 the related intangible assets were the advertising agency agreement of $19.3 million and the television program and film rights of $4.4 million. We derived revenue of $20.8 million from this agreement for the year ended December 31, 2009, which represents 14.9% of our total revenue for that period. Everfame will be classified as a discontinued operation in the second quarter of 2010.
•	Outdoor advertising (by the Advertising Group). We generate revenues from selling advertising space on traditional outdoor billboards, large-scale visual displays on architectural surfaces and inflatable billboards. We have the exclusive right to sell advertisements on these surfaces, and typically other advertising agents engage us to place such advertisements. We receive payments through these agents or, when an advertiser directly advertises with us, from the advertiser directly. We recognize these revenues when the related advertisements are displayed. Our consolidated results of operations for the year ended December 31, 2006 did not include these revenues as we acquired Xinhua Finance Media (Convey) Ltd. (formerly “Good Speed Holdings Limited”) and its subsidiaries, collectively Convey, a major outdoor advertising operator in Hong Kong and across southern China, on July 2, 2007. Our consolidated results of operations for the years ended December 31, 2007 and 2008 included these revenues from this date of the acquisition. We disposed of Convey on December 31, 2008.
We price our advertising depending upon the type of advertising we are providing and the media outlet where the advertisement is placed. Even within one outlet, prices can vary greatly. For example, television advertisement prices are highly sensitive to the time of the day an advertisement is shown. Our pricing also varies according to factors that affect the demand for advertising, such as the ratings of our strategic partners’ broadcast programs, the reach and timing of our strategic partners’ broadcast and circulation numbers, and the composition and location of the readership of our strategic partners’ publications.

Operating costs and expenses
For our continuing operations, our operating costs and expenses consist of cost of revenues, selling and distribution expenses and general and administrative expenses. The following table sets forth the components of our operating costs and expenses, both in dollar amounts and as a percentage of total net revenues for the periods indicated, for our continuing operations.

	Year Ended December 31,
	2007		2008		2009
	$	%	$	%	$	%
	(In thousands, except percentages)
Total net revenues	83,478	100.0	121,487	100.0	99,231	100.0
Operating costs and expenses:
Cost of revenues
Advertising services	54,255	65.0	71,230	58.6	61,888	62.4
Advertising sales	3,805	4.6	9,483	7.8	23,554	23.7
Selling and distribution	5,662	6.8	10,683	8.8	7,708	7.8
General and administrative	17,890	21.4	45,604	37.5	27,762	28.0
Impairment charges	—	—	159,938	131.7	176,772	178.1
Loss on disposal of subsidiaries	—	—	4,721	3.9	25,640	25.8

Total operating costs and expenses	81,612	97.8	301,659	248.3	323,324	325.8

Cost of revenues. Our cost of revenues primarily consists of the following two components:
•	Advertising services. Advertising services costs primarily consist of our direct costs to secure advertising time or space with various broadcast and print media, costs to produce advertisements, mobile value-added services costs, marketing services costs and research costs. Mobile value-added services costs represent our direct costs of providing mobile value-added services. Marketing services costs represent our direct costs of providing marketing services, including events organization.
•	Advertising sales. Advertising sales costs primarily consist of (i) the fees we paid to Shaanxi Television Station and amortization of these fees, in return for advertising revenues generated from Shaanxi Satellite Television and (ii) costs to maintain and operate our outdoor advertising network.
We anticipate that our total cost of revenues will continue to increase as we continue to expand our operations. In particular, we expect our content production costs will increase as we leverage on our content production capabilities to produce content for the media platforms we use. Also, we expect the cost for acquiring media for our advertising services to increase as we expand our business in this area.
Selling and distribution expenses. Our selling and distribution expenses primarily consist of amortization of intangible assets, salaries and benefits for our sales and marketing personnel and promotional and marketing expenses. We expect that our selling and distribution expenses will increase significantly as we further expand our operations.
General and administrative expenses. Our general and administrative expenses primarily consist of compensation and benefits of administrative staff, marketing costs, fees, office rent and travel expenses. We expect that our general and administrative expenses will increase in the near term as we incur additional costs in connection with the re-positioning of our business. In addition, we incurred increased costs when we became a publicly listed company in the United States. In particular, compliance with the Sarbanes-Oxley Act, such as Section 404 thereof which requires public companies to include a report of management on the effectiveness of such company’s internal control over financial reporting, will increase our costs. We incur costs associated with public company reporting requirements, such as the requirements to file an annual report and other event-related reports with the Securities and Exchange Commission.

Impairment charges. Our impairment charges for the year ended December 31, 2009 primarily consisted of impairment of goodwill of $71.5 million and intangible assets of $98.4 million, which was the result of the slowdown in the global economy and termination of business units resulting from our repositioning to the sports and entertainment arenas. Our impairment charges for the year ended December 31, 2008 primarily consisted of (i) impairment of goodwill of $137.3 million and intangible assets of $11.9 million, which was the result of a decrease in the fair value of the reporting unit affected by the slowdown in the global economy and our repositioning to sports and entertainment and (ii) impairment of a promissory note issued by Sino Investment Holdings Limited, or Sino Investment, with accrued interest in the aggregate of $8.5 million due to Sino Investment’s default with respect to interest payments on the promissory note.
Loss on disposal of subsidiaries. Our loss on disposal of subsidiaries for the year ended December 31, 2009 represented provision for consideration receivable of $25.6 million for disposal of our 85% equity interest in Convey driven by uncertain visibility for settlement of certain amounts receivable as determined during the fourth quarter of 2009. Our loss on disposal of subsidiaries for the year ended December 31, 2008 represented a loss on the disposal of our 85% equity interest in Convey.
Share-based compensation expenses
See “Item 6.B. Directors, senior management and employees — Compensation of Directors and Executive Officers — Share options.” Because our option plan covers all of our employees, the change in the amount of share-based compensation expenses will primarily affect our reported net income, earnings per share and our operating costs and expenses, which include general and administrative expenses.
We are required to recognize share-based compensation as compensation expense in our statement of operations based on the fair value of equity awards on the grant date, with the compensation expense recognized over the period in which the recipient is required to provide service in exchange for the award (usually the vesting period) using the graded attribution method.
We currently use the Binomial option pricing model to estimate the fair value of our share-based awards. The determination of the fair value of share-based payment awards utilizing the Binomial model is affected by our stock price and a number of assumptions, including expected volatility, risk-free interest rates, expected dividends and the trigger price multiple. The risk-free rate is based on the yield to maturity of the US Treasury Bond as of the grant date with maturity closest to the relevant award expiry date. Because we do not have sufficient history to estimate the volatility for our shares, the expected volatility was based on the historical volatilities of comparable publicly traded companies engaged in similar lines of business. The trigger price multiple represents the value of the underlying stock as a multiple of the exercise price of the option or warrant which, if achieved, results in exercise of the option or warrant. The trigger price multiple is estimated based on an empirical study on the exercise behavior of employee stock options. Employees who received our share-based awards are assumed to exhibit similar behavior. These assumptions are inherently uncertain. Changes in these assumptions could significantly affect the amount of employee share-based compensation expense we recognize in our consolidated financial statements.
Set forth below is a summary of our share-based awards granted in 2007, 2008 and 2009 and for the period through May 31, 2010:
•	We granted the following restricted common shares to our Chief Executive Officer:

	Number of		Fair Value of
	Common	Share Purchase	Non-vested	Type of
Grant Date	Shares Granted	Price	Shares	Valuation
April 2, 2010	6,000,000	Par value	$0.33	Market approach
•	We granted the following restricted common shares to certain executives and employees:

	Number of		Fair Value of
	Common	Share Purchase	Restricted Class A	Type of
Grant Date	Shares Granted	Price	Common Shares	Valuation
January 23, 2008	5,536,000	Par value	$2.24	Market approach
June 23, 2009	180,000	Par value	$0.37	Market approach
July 11, 2009	250,000	Par value	$0.42	Market approach
December 10, 2009	800,000	Par value	$0.55	Market approach

•	We granted options to our employees and consultants as follows:

	Number of		Fair Value of
	Common		Underlying
	Shares	Option	Common	Fair Value of
	Underlying	Exercise	Shares at	Option at	Type of
Grant Date	Options Granted	Price	Grant Date	Grant Date	Valuation
April 25, 2007	90,000	6.50	5.20	1.85	Market Approach
September 26, 2007	120,000	4.39	4.39	1.85	Market Approach
April 1, 2008	400,000	1.325	1.62	0.97	Market Approach
April 30, 2008	60,000	1.64	2.075	1.39	Market Approach
June 13, 2008	120,000	1.265	1.265	0.77	Market Approach
January 8, 2009	1,000,000	0.305	0.325	0.18	Market Approach
December 31, 2009	160,000	0.425	0.425	0.24	Market Approach

(1)	Total number of options granted in 2006 was 11,198,180, of which an aggregate of 3,072,596 options were exercised during 2007 and 2008 while 2,961,255 options lapsed during 2006, 2007, 2008 and 2009, mostly due to termination of employment.
Options representing 7,087,663 common shares were outstanding as of December 31, 2009.
Our total share-based compensation expenses accounted for $3.1 million, or 3.7% of our total net revenues, $12.5 million, or 10.3% of our total net revenues, and $2.4 million, or 2.4% of our total net revenues, for the years ended December 31, 2007, 2008 and 2009, respectively.
Results of Operations for Discontinued Operations
Revenues
Net revenues from discontinued operations. For the years ended December 31, 2007, 2008 and 2009, we generated total net revenues from discontinued operations of $51.3 million, $64.5 million and $41.4 million, respectively. Our revenues are net of PRC business taxes, advertising rate adjustments and rebates.
We derive revenues from discontinued operations from advertising services, advertising sales, content production sales and publishing services.
Advertising services revenues. We generated advertising services revenues from discontinued operations for:
•	Acting as advertising agent to place advertisements on certain programs aired by Inner Mongolia Satellite Television (by our Broadcast Group). In January 2007, we began recognizing revenues from advertising, sponsorship and sponsored programming directly rather than through Shanghai Camera, and at that point began to categorize our revenues for advertising, sponsorship and sponsored programming in relation to Inner Mongolia Satellite Television as advertising sales revenues. As we terminated this business in 2009, the revenue was reclassified as discontinued operations for the years ended December 31, 2007, 2008 and 2009.
•	Research services (by the Advertising Group). We generated revenues for providing research services to companies relating to market characteristics, consumer preferences and opinions with respect to advertising and media content, as well as business and technology issues. The fees we charged for research projects varied, depending on competition and our estimated costs for providing the research services. We recognized these revenues when the reported data was accepted by the customer. As we terminated this business in 2009, the revenue was reclassified as discontinued operations for the years ended December 31, 2007, 2008 and 2009.

Pricing for our advertising services was primarily computed on a project basis, based upon a defined set of criteria from the client. We met with our advertising services clients to put together a concrete project plan and description, and then estimated the total number of hours required for completion. Our pricing structure was computed by multiplying a base hourly fee by the number of hours required for project completion plus a premium fee based upon the difficulty of the project.
Advertising sales revenues. We generated advertising sales revenues from the following media sources:
•	Inner Mongolia Satellite Television (by the Broadcast Group). Primarily through Upper Step Holdings Limited, or Upper Step Holdings’ subsidiaries and affiliated entities, we had a strategic partnership with Shanghai Camera, the content and advertising provider to Inner Mongolia Satellite Television. In December 2006, we began recognizing revenues from advertising sales, sponsorship and sponsored programs directly, rather than through Shanghai Camera, as the services were performed, which revenues were categorized as advertising sales revenues. In the year ended December 31, 2008, we generated revenues from advertising sales, sponsorship and sponsored programming on Inner Mongolia Satellite Television through our strategic partnership with Shanghai Camera, which had the exclusive rights to sell advertising for Inner Mongolia Satellite Television. As we terminated this business in 2009, the revenue was reclassified as discontinued operations for the years ended December 31, 2007, 2008 and 2009.
•	China Radio International’s EasyFM stations in Beijing and Shanghai (by the Broadcast Group). We generated revenues from selling advertising time slots and sponsorship on China Radio International’s EasyFM stations in Beijing and Shanghai. We recognized these revenues when the related advertisements were broadcast. As we terminated this business in 2009, the revenue was reclassified as discontinued operations for the years ended December 31, 2007, 2008 and 2009.
•	Channel FM107.7, FM103.6 and FM90.0 of the Guangdong People’s Radio Station (by the Broadcast Group). We generated revenues from selling advertising time slots and sponsorships on several radio channels of the Guangdong People’s Radio Station, including FM107.7, FM103.6 and FM90.0. We recognized these revenues when the related advertisements were broadcast. As we terminated this business in 2009, the revenue was reclassified as discontinued operations for the years ended December 31, 2007, 2008 and 2009.
•	Economic Observer (by our print business). We generated revenues from selling advertising space in the Economic Observer. We previously held the exclusive rights to sell advertisements for the Economic Observer, and typically other advertising agents engaged us to place advertisements on its pages. We received payments through these agents or, when an advertiser directly advertised with us, from the advertiser. We recognized these revenues when the related advertisements were published. As we discontinued the operation of Economic Observer in 2009, the revenue was reclassified as discontinued operation for the years ended December 31, 2007, 2008 and 2009.
•	Money Journal and Chinese Venture (by our print business). We generated revenues from selling advertising space in the Money Journal and Chinese Venture. Most advertisements placed in these magazines result in revenues to us, except for those advertisements placed in Money Journal by Dow Jones, most of which result in revenues to Dow Jones. See “Item 4.B. Information on the Company — Business overview — Arrangements with partners and suppliers — Our Print Group’s relationship with Dow Jones.” We generated some advertising sales revenues directly from advertisers, and some through agents. We recognized these revenues when the related advertisements were published. As we terminated this business in 2009, the revenue was reclassified as discontinued operations for the years ended December 31, 2007, 2008 and 2009.

We priced our advertising depending upon the type of advertising we provided and the media outlet where the advertisement was placed. Even within one outlet, prices can vary greatly. For example, television advertisement prices are highly sensitive to the time of the day an advertisement is shown. Our pricing also varied according to factors that affect the demand for advertising, such as the ratings of our strategic partners’ broadcast programs, the reach and timing of our strategic partners’ broadcast and the circulation numbers, and the composition and location of the readership of our strategic partners’ publications.
Content production revenues. Our content production revenues included revenues from sales of television programs, broadcast design, production of animation, visual effects for television commercials and films and post-production services. As we terminated this business in 2009, the revenue was reclassified as discontinued operations for the years ended December 31, 2007, 2008 and 2009.
We produced television programs, including drama series, and purchased the rights to distribute some drama series that were produced by other companies. We sold the rights to broadcast these programs to television stations and channels. We typically retained the distribution rights, and at the end of the contract we re-sold the broadcast rights to another buyer. We recognized revenues for television programs when the master tape of a television program became available for first airing under the terms of the relevant licensing agreement we entered into with a television station or channel. As we terminated this business in 2009, the revenue was reclassified as discontinued operations for the years ended December 31, 2007, 2008 and 2009.
We engaged in broadcast design for television channels. Broadcast design mainly includes design of television channel logos, production of trailers for advertising the television channels, and image consulting and branding for the television channels. We recognized revenues when products were delivered to and accepted by all customers or as our services were provided. As we terminated this business in 2009, the revenue was reclassified as discontinued operations for the years ended December 31, 2007, 2008 and 2009.
Our pricing for these services varied. Our average price for television programs, including drama series, varied substantially upon the quality and popularity of the programs. Our pricing for broadcast design, animation production and post-production services was usually determined through negotiations with our customers.
Publishing services revenues. Since September 20, 2006, publishing services revenues included revenues we generated in connection with our management and information consulting services relating to the subscriptions and sales of Money Journal. As we terminated this business in 2009, the revenue was reclassified as discontinued operations for the years ended December 31, 2007, 2008 and 2009.
Guangzhou Jingshi, our affiliated entity, provided management and information consulting services to the publisher of Money Journal. In return, Guangzhou Jingshi received a fee from Money Journal. As we terminated this business in 2009, the revenue was reclassified as discontinued operations for the years ended December 31, 2007, 2008 and 2009.
We also recognized publishing services revenues we generated in connection with our management and information consulting services relating to the revenues from subscriptions and sales of Chinese Venture. Our consolidated results of operations for the years ended December 31, 2007 and 2008 included these revenues as this magazine first began to generate revenues in January 2007. Although we no longer act as a book publishing agent, for the years ended December 31, 2006 and 2007, we engaged in this business and received revenues from this source. As we terminated this business in 2009, the revenue was reclassified as discontinued operations for the years ended December 31, 2007, 2008 and 2009.
We shared a portion of the revenue from subscriptions and sales of these magazines based on terms mutually agreed with the publisher. The subscription fees and the price of the magazines were determined by the publishers. As we terminated this business in 2009, the revenue was reclassified as discontinued operations for the years ended December 31, 2007, 2008 and 2009.

Operating costs and expenses
Our operating costs and expenses from discontinued operations consist of cost of revenues, selling and distribution expenses and general and administrative expenses. The following table sets forth the components of our operating costs and expenses, both in dollar amounts and as a percentage of total net revenues for the periods indicated, in all cases for our discontinued operations.

	Year Ended December 31,
	2007		2008		2009
	$	%	$	%	$	%
	(In thousands, except percentages)
Total net revenues	51,361	100.0	64,544	100.0	41,429	100.0
Operating costs and expenses:
Cost of revenues	24,039	46.8	33,779	52.3	26,108	63.0
Selling and distribution	9,215	17.9	12,263	19.0	7,247	17.5
General and administrative	6,459	12.6	6,464	10.0	13,119	31.7
Impairment charges	—		72,660	112.6	118,044	284.9
Loss on disposal of subsidiaries	—		—		1,940	4.7

Total operating costs and expenses	39,713	77.3	125,166	193.9	166,458	401.8

Cost of revenues. Our cost of revenues for the years ended December 31, 2007, 2008 and 2009 primarily consisted of (i) our direct costs to secure advertising space with various print media and research costs for our advertising services, (ii) fees we pay to our strategic partners, and amortization of these fees, in return for advertising revenues generated from Inner Mongolia Satellite Television, China Radio International’s EasyFM station in Beijing and Shanghai, channel FM107.7, FM103.6 and FM90.0 of the Guangdong People’s Radio Station, Money Journal, Chinese Venture and the Economic Observer, (iii) direct costs we incur in producing television programs, including production overhead, development costs and pre-production costs, the cost of purchasing distribution rights for programs produced by other production companies, salaries and the purchase of software and hardware for our content production and (iv) costs incurred relating to the publication and distribution of Money Journal and certain books as part of our publishing services.
Selling and distribution expenses. Our selling and distribution expenses for the years ended December 31, 2007, 2008 and 2009 primarily consisted of salaries and benefits for our sales and marketing personnel and promotional and other marketing expenses.
General and administrative expenses. Our general and administrative expenses for the years ended December 31, 2007, 2008 and 2009 primarily consisted of compensation and benefits of administrative staff, allowance for doubtful debts and office rental payments.
Impairment charges. Our impairment charges for the year ended December 31, 2009 primarily consisted of impairment of goodwill of $11.7 million and intangible assets of $86.2 million, which was the result of (i) the release of Rule 61 in October 2009 by the State Administration of Radio, Film and Television, which substantially cuts the time allowed for brand advertisements in each hour of programming and the amount of time allotted for infomercials and (ii) the loss of major customers to competitors in our advertising business. Our impairment charges for the year ended December 31, 2008 primarily consisted of (i) impairment of goodwill of $43.5 million and intangible assets of $13.7 million which was the result of a decrease in the fair value of the reporting units affected by the slowdown in the global economy and our repositioning to sports and entertainment.
Loss on disposal of subsidiaries. Our loss on disposal of subsidiaries for the year ended December 31, 2009 represented loss on the disposal of Beijing Century Media Advertising Co., Ltd.
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
Under the New EIT Law, most of our subsidiaries, including affiliated entities, in China are subject to the standard enterprise income tax rate at the rate of 25%. The enterprise income tax is calculated based on taxable income under PRC GAAP. For some entities, the enterprise income tax is calculated based on the actual revenue or expense at a deemed tax rate according to the local practices of the respective local tax bureaus.
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
The State Administration of Taxation and its delegates are authorized to grant exemptions from enterprise income tax of up to two years to newly established domestic companies that are engaged in consulting services or technology services, are in the information industry, or are cultural media enterprises. Some of our subsidiaries, including consolidated entities, are entitled to tax exemptions. Also, Shanghai Yuan Zhi Advertising Co., Ltd., an affiliated entity in our Broadcast Group, and Beijing Jingguan Xincheng Advertising Co., Ltd., a subsidiary of an affiliated entity, which was part of our print business, were granted exemptions from enterprise income tax for 2006 and 2007. Beijing Jingshi Jingguan Advertising Co., Ltd., or EWEO, a subsidiary of an affiliated entity in our print business, received an exemption from enterprise income tax for 2006 and 2007. Xintai Huade Advertising Co., Ltd., an affiliated entity in our Advertising Group, was granted an exemption from enterprise income tax for 2006 and 2007. Beijing Century Media received an exemption from enterprise income tax for 2005 and 2007. Beijing Century Workshop Communications Co., Ltd., a subsidiary of an affiliated entity in our Broadcast Group, received exemptions from enterprise income tax in 2005, 2006 and 2007. Shanghai Renhe Movie and Television Intermediary Co. Ltd. received an exemption from enterprise income tax in 2007 and 2008.
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
Prior to December 31, 2008 one of our subsidiaries in China, Beijing Mobile Interactive Co., Ltd., applied for the New and High-Tech Enterprise (“HNTE”) status that would allow for a reduced 15% tax rate under China’s New EIT Law. Approval of the application was granted as of December 24, 2008. Pursuant to the New EIT Law, this subsidiary is entitled to preferential tax treatment with full tax exemption from PRC EIT for two years starting from its first profitable year of operations, followed by 50% reduction in the EIT rate for the next three years. This subsidiary was exempt from EIT for the years ended December 31, 2004, 2005 and 2006 and enjoyed a 50% reduction in the EIT rate for the years ended December 2007, 2008 and 2009, respectively, and the applicable income tax rate for 2010 is 15%. The HNTE status will expire at the end of 2010 and the subsidiary is expected to be able to retain the HNTE status for another three years during the period from 2011 to 2013. This subsidiary had no deferred tax balances as of December 31, 2009.

On April 21, 2010 the State Administration of Taxation issued Circular 157 which is titled Further Clarification on Implementation of Preferential EIT Rate during Transition Periods, or Circular 157. Circular 157 seeks to provide additional guidance on the interpretation of certain preferential tax rates under the transition rules of the New EIT Law. Prior to Circular 157, we interpreted the law to mean that if an entity was in a period where it was entitled to a 50% reduction in the tax rate and was entitled to a 15% rate of tax due to its HNTE status under the New EIT Law, it was thus entitled to pay tax at a rate of 7.5%. Circular 157 indicates that such an entity is instead entitled to pay tax at either 15% or 50% of the standard PRC tax rate. The effect of Circular 157 is retrospective and would apply to 2008 and 2009. As a consequence of Circular 157, the preferential tax rate enjoyed by our subsidiary which qualified as a HNTE during its reduction period in 2008 and 2009 will be 12.5% for the relevant years rather than 7.5%, which is the rate we used prior to the issuance of Circular 157. We believe that Circular 157 is similar to a change in tax law, the cumulative effect of which should be reflected in the period of the change. As a result, we will recognize an additional tax liability in the second quarter of 2010 of approximately $0.2 million in respect of this change.
Furthermore, under the New EIT Law, a “resident enterprise,” which includes an enterprise established outside of China with “de facto management bodies” within China, is subject to PRC income tax on its global income. If the PRC tax authorities subsequently determine that we and our subsidiaries established outside of China should be deemed as a resident enterprise, then we and our subsidiaries established outside of China will be subject to PRC income tax at a rate of 25%. The New EIT Law provides, however, that dividends distributed between qualified resident enterprises are exempted. According to the Implementation Regulations of the Enterprise Income Tax Law, the qualified dividend and profit distribution from equity investments between resident enterprises shall refer to investment income derived by a resident enterprise from the direct investment in other resident enterprises with exception to the investment income from circulating stocks issued publicly by resident enterprises and traded on stock exchanges where the holding period is less than 12 months. As the term “resident enterprises” needs further clarification and interpretation, we cannot assure you that if we and our subsidiaries established outside of China are deemed resident enterprises, the dividends distributed by our subsidiaries incorporated in China as foreign-invested enterprises to their direct shareholders would be regarded as dividends distributed between qualified resident enterprises, and be exempted from the enterprise income tax. In addition, even if we and our subsidiaries established outside of China would not be deemed a resident enterprise, they still may be regarded as a “non-resident enterprise,” and under the new PRC enterprise income tax law and its implementation rules, dividends payable by a foreign-invested enterprise in China to its foreign investor who is a non-resident enterprise will be subject to a 10% withholding tax unless any such foreign investor’s jurisdiction of incorporation has a tax treaty with China that provides for a different withholding arrangement. The direct shareholders of our subsidiaries incorporated in China as foreign-invested enterprises are located either in the British Virgin Islands or Hong Kong. The British Virgin Islands does not have such a tax treaty with China while according to the Mainland and Hong Kong Special Administrative Region Arrangement on Avoiding Double Taxation or Evasion of Taxation on Income agreed between China and Hong Kong in August 2006, dividends paid by a foreign-invested enterprise in China to its direct holding company in Hong Kong will be subject to withholding tax at a rate of no more than 5% (if the foreign investor owns directly at least 25% of the shares of the foreign-invested enterprise). See “Item 3.D. Risk Factors — Risks related to the regulation of our business and to our structure — Foreign holders of our ADSs or common shares may be subject to PRC withholding tax on dividends payable by us and on gains realized on the sale of our ADSs or common shares if we are classified as a PRC ‘resident enterprise.’”
Critical Accounting Policies
Our assets and liabilities, results of operations and cash flows are based upon our consolidated financial statements, which have been prepared in accordance with U.S. GAAP. The preparation of these financial statements requires us to make estimates and judgments that affect the reported amounts of our assets, liabilities, revenues and expenses, and related disclosure of our contingent assets and liabilities. We base our estimates and judgments on historical experience, knowledge of current conditions and beliefs of what could occur in the future given the available information. We consider the following accounting policies to be both those most important to the portrayal of our financial condition and those that require the most subjective judgment. If actual results differ significantly from management’s estimates and projections, there could be a material effect on our financial statements.

Revenue recognition
Our advertising sales revenues mainly include revenues from television advertisements and are recognized when advertisements are broadcast. Advertising sales are recorded net of provisions for estimated rate adjustments and discounts. Payments received in advance are deferred until earned and such amounts are reported as deferred revenue included in accrued expenses and other payables in the accompanying consolidated balance sheets.
Our advertising services revenues include revenues from event organization, sponsorship at events, advertising agency services, mobile value-added service and the provision of advisory and consulting services, and are generally recognized as services are provided. Revenues from event organization, such as dramas, include ticketing revenue recognized upon the delivery of tickets or admission to the events, whichever is earlier. Revenues from sponsorship at events are generally recorded over the period of the applicable agreements.
In the normal course of business, we place advertising transactions with television and radio stations for third parties. Such transactions are recorded at either a gross or net basis depending on whether we are acting as a principal or as an agent in the transaction. We are considered a principal in the majority of our arrangements, and accordingly, we record these revenues on a gross basis. Factors that support our conclusion mainly include:
•	we secure the advertising media resources from television, websites and other sources, and as a result, we bear the risk of ownership and are exposed to the risk that we may not be able to sell the purchased resources;
•	we are able to establish the prices charged to our customers; and
•	we are obligated to pay for the purchased resources regardless of the collection from the advertising customers and as a result we bear the credit risks for the revenues generated with respect to our services.
For those transactions in which we final advertising space for advertisers and do not have substantial risks and rewards of ownership, we are considered an agent in the transaction and, accordingly, records revenue on a net basis.
Impairment of goodwill
Goodwill represents the cost of an acquired business in excess of the fair value of identifiable tangible and intangible net assets purchased. We assign all the assets and liabilities of an acquired business, including goodwill, to reporting units. The excess of the purchase price over the fair value of net assets acquired is recorded on our consolidated balance sheets as goodwill.
Goodwill is not amortized but tested for impairment annually as of December 31 and whenever events or circumstances make it more likely than not that impairment may have occurred. Goodwill impairment is tested using a two-step approach. The first step compares the fair value of a reporting unit to its carrying amount, including goodwill. If the fair value of the reporting unit is greater than its carrying amount, goodwill is not considered impaired and the second step is not required. If the carrying amount of a reporting unit exceeds its fair value, the second step compares the implied fair value of goodwill to the carrying value of a reporting unit’s goodwill. The implied fair value of goodwill is determined in a manner similar to accounting for a business combination with the allocation of the assessed fair value determined in the first step to the assets and liabilities of the reporting unit. The excess of the fair value of the reporting unit over the amounts assigned to the assets and liabilities is the implied fair value of goodwill. An impairment loss is recognized for any excess in the carrying value of goodwill over the implied fair value of goodwill. Estimating fair value is performed by utilizing various valuation techniques, with the primary technique being the discounted cash flow method.

The following table sets forth the fair values estimated by management or carrying values of goodwill allocated to our reporting units as of December 31, 2009:

							Upper
							Step (2)
		Singshine	M-in	JCBN	Profitown		& Beijing
Reporting Units	XFA (1)	Marketing	Group	China	Group	Everfame	Perspective	Total
	(In thousands)
Fair value of reporting unit	$(10,587)	$8,021	$18,763	$8,581	$1,880	$(39,094)	$(11,701)	$(24,137)
Carrying value excluding goodwill (after impairment of other long-lived assets)	$7,867	$9,890	$9,468	$14,448	$786	$(64,455)	$(12,102)	$(34,098)
Implied FV of goodwill	$—	$—	$9,295	$—	$1,093	$—	$—	N/A
Goodwill before impairment	$9,120	$15,340	$6,933	$36,975	$305	$10,037	$11,689	$90,399
Goodwill Impairment	$9,120	$15,340	Nil	$36,975	Nil	$10,037	$11,689	$83,161
Goodwill After impairment	Nil	Nil	$6,933	Nil	$305	Nil	Nil	$7,238
Discount rate used for impairment test	16%	21%	17.5%	20%	15%	20%	N/A	N/A

(1)	XSEL Advertising Limited and its wholly- and majority-owned subsidiaries and VIEs (collectively, “XFA”).

(2)	Upper Step Holdings Limited and its subsidiaries (collectively, “Upper Step”).
The reporting units that carry goodwill balances after the impairment charges in 2009 are presented in the following table:

Reporting Units	M-in Group	Profitown Group
	(In thousands)
Fair value of reporting unit	$18,763	$1,880
Carrying value of reporting unit (after impairment of goodwill and other long-lived assets)	$16,401	$1,091
Percentage by which fair value exceeds carrying value	14%	72%
In estimating the fair value of the reporting units, we considered the income approach to be more reliable than the market approach in determining the fair values of our reporting units. We applied the discounted cash flow, or DCF, analysis based on our projected cash flow using management’s best estimate as of December 31, 2009. The projected cash flow estimate included, among other things, an analysis of projected revenue growth, gross margins, effective tax rates, capital expenditures and working capital requirements. The income approach involves applying appropriate discount rates, based on earnings forecasts, to estimated cash flows. The key assumptions of our cash flow forecasts we used in deriving the fair values of our reporting units were consistent with the assumptions that we used in developing our business plan.
These assumptions are inherently uncertain and subjective. The discount rates reflect the risks our management perceived as being associated with achieving the forecasts and are based on the estimated cost of capital of our reporting units, which was derived by using the capital asset pricing model, after taking into account systemic risks and non-systematic risks. The capital asset pricing model is a model commonly used by market participants for determining the fair values of assets that adds an assumed risk premium rate of return to an assumed risk-free rate of return. Using this method, we determined the discount rates used for impairment tests to be appropriate for determining fair values for the reporting units and we considered the selected discount rates to properly reflect the uncertainty associated with the key assumptions of projected cash flows of our reporting units as of December 31, 2009.

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
In 2008, impairment losses on goodwill and intangible assets were driven mainly by our repositioning in the sports and entertainment fields and the global economic downturn. In 2009, the impairment losses on goodwill were mainly caused by (i) the release of Rule 61 (“Rule 61”) in October 2009 by the State Administration of Radio, Film and Television of the PRC, which substantially cuts the time allowed for brand advertisements in each hour and the amount of time allotted for infomercials, (ii) the loss of major customers to competitors in the Advertising Group and (iii) the continuing repositioning of our company in the sports and entertainment fields by divestment of certain non-core businesses including our print and content production businesses.
Driven by the above mentioned factors, and based on the impairment assessments using various assumptions, we recorded impairment losses on goodwill from continuing operations of $137.3 million and $71.5 million in 2008 and 2009, respectively, and impairment losses on goodwill from discontinued operations of $43.5 million and $11.7 million in 2008 and 2009, respectively. No impairment losses were identified in 2007.
The remaining balance of goodwill as of December 31, 2009 was $7.2 million, including goodwill of $0.3 million and $6.9 million from reporting units Profitown Group and M-in Group, respectively.
Impairment of intangible assets with definite lives
We evaluate our intangible assets with definite lives for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. When these events occur, we measure impairment by comparing the carrying amount of the assets to future undiscounted cash flows expected to result from the use of the assets and their eventual disposition. If the sum of the expected undiscounted cash flow is less than the carrying amount of the assets, we recognize an impairment loss as the excess of carrying amounts over fair value of the assets.
In estimating fair value of intangible assets, we typically use the income method, which starts with a forecast of all of the expected future net cash flows associated with a particular intangible asset. These cash flows are then adjusted to present value by applying an appropriate discount rate that reflects the risk factors associated with the cash flow streams.
Estimates of fair value involve a complex series of judgments about future events and uncertainties and rely heavily on estimates and assumptions at a point in time. The valuations are based on information available as of the impairment review date and are based on expectations and assumptions that have been deemed reasonable by management. Any changes in key assumptions, including unanticipated events and circumstances, may affect the accuracy or validity of such estimates and could potentially result in an impairment charge.
Some of the more significant estimates and assumptions inherent in the income method or other methods include the amount and timing of projected future cash flows the discount rate selected to measure the risks inherent in the future cash flows and the assessment of the asset’s economic life cycle and the competitive trends impacting the asset, including consideration of any technical, legal, regulatory or economic barriers to entry.
Intangible assets with determinable useful lives are amortized on a straight-line basis. Determining the useful life of an intangible asset also requires judgment as different types of intangible assets will have different useful lives and certain assets may even be considered to have indefinite useful lives.
Impairment losses on intangible assets from continuing operations of $11.9 million and $98.4 million and from discontinued operations of $13.7 million and $86.2 million were identified in 2008 and 2009, respectively. No impairment losses on intangible assets were identified in 2007.

Allowance for doubtful accounts
We regularly evaluate the collectability of our accounts receivable. We maintain allowances for doubtful accounts when we believe there is a risk to the collectability of accounts receivable. We review the aging analysis of accounts receivable and make an assessment of the collectability of specific customer accounts, including evaluating the credit worthiness and financial condition of our customers and considering our historical experience with bad debts. Actual collections of the accounts receivable could differ significantly from the original estimates. Allowance for doubtful accounts as of December 31, 2009 was $8.1 million.
Income taxes
Current income taxes are provided for in accordance with the laws of the relevant tax authorities. Deferred income taxes are recognized when temporary differences exist between the tax bases of assets and liabilities and their reported amounts in the consolidated financial statements. Net operating loss carry forwards and credits are applied using enacted statutory tax rates applicable to future years. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that a portion of or all of the deferred tax assets will not be realized. The components of the deferred tax assets and liabilities are individually classified as current and non-current based on their characteristics.
The impact of an uncertain income tax position on an income tax return is recognized at the largest amount that is more likely than not to be sustained upon audit by the relevant tax authority. An uncertain income tax position will not be recognized if it has less than a 50% likelihood of being sustained. Interest and penalties on income taxes will be classified as a component of the provisions for income taxes. We did not identify significant unrecognized tax benefits for years ended December 31, 2007, 2008 and 2009. We did not incur any interest and penalties related to potential underpaid income tax expenses and also believe that our unrecognized tax benefits did not change significantly within the 12 months ending December 31, 2009.
We consider our company to be permanently reinvested with respect to our investment in our foreign subsidiaries. Accordingly no deferred income tax liability related to our foreign subsidiaries’ unremitted earnings have been included in our provision for income taxes. Upon distribution of those earnings in the form of dividends or otherwise, we would be subject to income taxes and withholding taxes payable in various non-Cayman jurisdictions, which could potentially be offset by foreign tax credits. Determination of the amount of unrecognized deferred income tax liability is not practicable because of the complexities associated with the hypothetical calculation.
A deferred tax liability should be recorded for taxable temporary differences attributable to the excess of financial reporting amounts over tax basis amounts, including those differences attributable to a more than 50% interest in a domestic subsidiary in China. However, recognition is not required in situations where the tax law provides a means by which the reported amount of that investment can be recovered tax-free and the enterprise expects that it will ultimately use such means. We have not recorded any deferred tax liability attributable to the undistributed earnings of our financial interest in our VIE affiliates in China because we believe such excess earnings can be distributed in a manner that would not be subject to tax.
On April 21, 2010, the State Administration of Taxation issued Circular 157 titled Further Clarification on Implementation of Preferential EIT Rate during Transition Periods, or Circular 157. Circular 157 seeks to provide additional guidance on the interaction of certain preferential tax rates under the transitional rules of the New EIT Law. Prior to Circular 157, we interpreted the law to mean that if an entity was in a period where it was entitled to a 50% reduction in the tax rate and was also entitled to a 15% rate of tax due to its HNTE status under the New EIT Law, it was entitled to pay tax at the rate of 7.5%. Circular 157 appears to have the effect that such an entity is entitled to pay tax at either 15% or 50% of the standard PRC tax rate. The effect of Circular 157 is retrospective and would apply to 2008 and 2009.
As a consequence of Circular 157, the preferential tax rate enjoyed by one of our subsidiaries which qualified as a HNTE during its 50% reduction period (2008 and 2009) will be 12.5% for the relevant years rather than 7.5%, which is the rate we had used prior to the issuance of Circular 157. Because we believe that Circular 157 is similar to a change in tax law, the cumulative effect thereof should be reflected in the period of the change. As a result, we will recognize an additional tax liability in the second quarter of 2010 of approximately $0.2 million ($137,972 related to 2008 and $63,837 related to 2009) in respect of this change.

Valuation of share-based compensation
All share-based payments, including grants of stock options, restricted stock units and non-vested shares, are required to be recognized in our financial statements based upon their respective grant date fair values. We currently use the Binomial option pricing model to estimate the fair value of our share-based awards. The determination of the fair value of share-based payment awards utilizing the Binomial model is affected by our stock price and a number of assumptions, including expected volatility, risk-free interest rates, expected dividends and the trigger price multiple.
The risk-free rate is based on the yield to maturity of the US Treasury Bond as of the grant date with maturity closest to the relevant award expiry date. Because we do not have sufficient history to estimate the volatility for our shares, the expected volatility was based on the historical volatilities of comparable publicly traded companies engaged in similar lines of business. The trigger price multiple represents the value of the underlying stock as a multiple of the exercise price of the option or warrant which, if achieved, results in exercise of the option or warrant. The trigger price multiple is estimated based on an empirical study on the exercise behavior of employee stock options. Employees who received our share-based awards are assumed to exhibit similar behavior.
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

	Year Ended December 31,
	2007	2008	2009
	(In thousands, except per share data)
Net revenues:
Advertising services	$75,337	$99,575	$78,016
Advertising sales	8,141	21,912	21,215

Total net revenues	83,478	121,487	99,231

Cost of revenues:
Advertising services	54,255	71,230	61,888
Advertising sales	3,805	9,483	23,554

Total cost of revenues	58,060	80,713	85,442

Operating expenses:
Selling and distribution	5,662	10,683	7,708
General and administrative(1)	17,890	45,604	27,762
Impairment charges	—	159,938	176,772
Loss on disposal of subsidiaries	—	4,721	25,640

Total operating expenses	23,552	220,946	237,882
Other operating income	2,262	1,251	2,065

Income (loss) from operations	4,128	(178,921)	(222,028)
Other income (expense), net	5,745	(27,308)	4,651
Provision for income taxes (benefit)	671	1,728	(4,057)
Net income (loss) from continuing operation	9,202	(207,957)	(213,320)
Discontinued operation, net of taxes	20,140	(66,274)	(100,296)

Net income (loss)	$29,342	$(274,231)	(313,616)
Net income (loss) attributable to non-controlling interest	1,303	641	(2,041)

Net income (loss) attribute to XSEL	28,039	(274,872)	(311,575)
Deemed dividend on redeemable convertible preferred shares	—	—	—

	Year Ended December 31,
	2007	2008	2009
	(In thousands, except per share data)
Dividends declared to redeemable convertible preferred shares	(1,338)	(2,000)	(2,560)

Net income (loss) attributable to holders of common shares	$26,701	$(276,872)	(314,135)

Net income (loss) from continuing operations per share:
Basic — class A common share	$0.06	$(1.55)	$(1.35)
Basic — class B common share	$0.06	$(1.55)	$—
Diluted — class A common share	$0.06	$(1.55)	$(1.35)
Diluted — class B common share	$0.06	$(1.55)	$—
Net income (loss) from discontinued operations per share:
Basic — class A common share	$0.17	$(0.49)	$(0.64)
Basic — class B common share	$0.17	$(0.49)	$—
Diluted — class A common share	$0.15	$(0.49)	$(0.64)
Diluted — class B common share	$0.15	$(0.49)	$—
Shares used in computation:
Basic — class A common share	66,166	85,927	157,730
Basic — class B common share	50,055	49,917	—
Diluted — class A common share	86,315	85,927	157,730
Diluted — class B common share	50,055	49,917	—

(1)	Includes share-based compensation expenses of $3.1 million, $12.5 million and $2.4 million for the years ended December 31, 2007, 2008 and 2009, respectively.
Year ended December 31, 2009 Compared to Year Ended December 31, 2008
Net revenues. We generated net revenues of $121.5 million and $99.2 million for the years ended December 31, 2008 and 2009, respectively, from the following sources:
•	Advertising services. Our net revenues from advertising services were $99.6 million and $78.0 million, and constituted 82.0% and 78.6% of our total net revenues, for the years ended December 31, 2008 and 2009, respectively. Our advertising services for 2008 and 2009 were derived primarily from advertising agency services for billboard and website advertising medium and mobile value-added services, and marketing services, including event organization, visual design and production. Our advertising services revenues decreased by $21.6 million between 2008 and 2009 primarily due to a decrease in below-the-line marketing services. Our advertising service revenues as a percentage of total net revenues decreased in line with the decrease in overall advertising sales.
•	Advertising sales. Our net revenues from advertising sales were $21.9 million and $21.2 million, and constituted 18.0% and 21.4% of our total net revenues, for the years ended December 31, 2008 and 2009, respectively. Our advertising sales revenues for 2008 mainly represented advertising revenues generated by billboard advertising. Our advertising sales revenues for 2009 mainly represented revenue generated by sales of advertising and sponsorship on Shaanxi Satellite Television. Our advertising sales revenues decreased between 2008 and 2009 due to our disposal of Convey.
Cost of revenues. Our total cost of revenues was $80.7 million and $85.4 million, and constituted 66.4% and 86.1% of our total net revenues, for the years ended December 31, 2008 and 2009, respectively. Our total cost of revenues consisted of the following:
•	Advertising services. Our advertising services costs of $71.2 million and $61.9 million accounted for 88.3% and 72.4% of our total cost of revenues for the years ended December 31, 2008 and 2009, respectively. Our advertising services costs in 2008 and 2009 were derived primarily from advertising agency services for billboard and website advertising medium and mobile value-added services, and marketing services, including event organization, visual design and production. Our advertising services costs decreased by $9.3 million between 2008 and 2009 primarily due to a decrease in below-the-line market services. Our advertising services costs as a percentage of total cost of revenues fell in line with the decrease in revenues attributable to advertising services as a percentage of total net revenues.

•	Advertising sales. Our advertising sales costs of $9.5 million and $23.6 million constituted 11.7% and 27.6% of our total cost of revenues for the years ended December 31, 2008 and 2009, respectively. Our advertising sales costs in 2008 primarily consisted of costs associated with our outdoor advertising network. Our advertising sales costs in 2009 primarily consisted of the cost of operating Shaanxi Satellite Television and amortization costs incurred in connection with obtaining the license rights for Shaanxi Satellite Television. Our advertising sales costs increased by $14.1 million between 2008 and 2009 primarily due to higher costs for operating television compared with outdoor advertising.
Operating expenses. Our total operating expenses of $220.9 million and $237.9 million constituted 181.9% and 239.7% of our total net revenues for the years ended December 31, 2008 and 2009, respectively, and consisted of the following:
•	Selling and distribution expenses. Our selling and distribution expenses of $10.7 million and $7.7 million represented 4.8% and 3.2% of our total operating expenses for the years ended December 31, 2008 and 2009, respectively. Our selling and distribution expenses decreased by $3.0 million between 2008 and 2009 primarily due to a decrease in amortization expenses of $2.7 million. Our selling and distribution expenses as a percentage of our total operating expenses decreased between 2008 and 2009 primarily due to a significant increase in general and administrative expenses and impairment charges.
•	General and administrative expenses. Our general and administrative expenses were $45.6 million and $27.8 million, or 20.7% and 11.7% of our total operating expenses, for the years ended December 31, 2008 and 2009, respectively. Our general and administrative expenses decreased by $17.7 million between 2008 and 2009 primarily due to a decrease in share-based compensation expenses, staff cost, auditor remuneration and a group service charge to XFL of $9.9 million, $2.0 million, $1.9 million and $1.2 million, respectively. Our general and administrative expenses as a percentage of our total operating expenses decreased in line with the decrease in general and administrative expenses.
•	Impairment charges. We had impairment charges of $159.9 million and $176.8 million, or 72.4% and 74.3% of our total operating expenses, for the years ended December 31, 2008 and 2009, respectively. The impairment charges in 2008 mainly included impairment of goodwill of $137.3 million and intangible assets of $11.9 million in connection with our acquisitions of XFA, JCBN China, M-In Group and Singshine Communication. The impairment of goodwill and intangible assets was mainly due to a decrease in the fair value of the reporting units affected by the slowdown in the global economy and the repositioning of our business to sports and entertainment. The impairment charges in 2009 included impairment of goodwill of $71.5 million and intangible assets of $98.4 million in connection with our acquisitions of XFA, JCBN China, M-In Group, Singshine Communication and Everfame. The impairment of goodwill and intangible assets was the result of a decrease in the fair value of the reporting units affected by the slowdown in the global economy and termination of business units, resulting from our repositioning to the sports and entertainment fields.
•	Loss on disposal of subsidiaries. We had a loss on disposal of subsidiaries of $4.7 million and $25.6 million, or 2.1% and 10.8% of our total operating expenses, for the year ended December 31, 2008 and 2009, respectively. The loss on disposal of subsidiaries in 2008 was due to loss on disposal of our 85% equity interest in Convey. On December 31, 2008 we entered into an agreement with Pariya Holdings Limited for the sale of Convey. Pursuant to the terms of the agreement, the total consideration to be paid for the asset transfer is $85.0 million and is subject to deduction of an earnout payment, which is estimated to be approximately $10.6 million. The consideration will be paid in six interest-free installment payments from the date of disposal through the end of 2012. Should the actual net income of Convey for the 2008 earnout period be lower or higher than currently estimated, there would be a corresponding impact on the loss. The range of this potential impact ranges from a reduction of the loss by approximately $11.0 million, thus becoming a gain on disposal of the subsidiary of $7.0 million, to an additional loss of approximately $29.0 million. The loss on disposal of subsidiaries in 2009 was due to provision for consideration receivable of $25.6 million for disposal of our 85% equity interest in Convey driven by the uncertain visibility for settlement of certain amounts receivable as determined during the fourth quarter of 2009.

Other operating income. We recorded other operating income of $1.3 million and $2.1 million for the years ended December 31, 2008 and 2009, respectively. Other operating income in 2008 was primarily due to a refund of previously paid business tax of $0.9 million. Other operating income in 2009 was primarily due to a refund of previously paid business tax of $0.7 million and a return on liquidation of a subsidiary of $0.6 million.
Other income (expense), net. We had other expenses, net, of $27.3 million for the year ended December 31, 2008 and other income, net, of $4.7 million for the year ended December 31, 2009. Other expenses, net, in 2008 primarily included interest expense in connection with a bank loan and other liabilities, imputed interest on long-term obligations net of interest income of $1.1 million, an impairment charge associated with a principal protected note of $24.9 million and an impairment charge for our cost method investments of $1.3 million. The principal protected note was purchased from Lehman Brothers Holdings Inc., or Lehman Brothers, for $25.0 million. On the maturity date, the principal protected note could have been redeemed at 100% plus a variable amount based on the performance of the FTSE/Xinhua China 25 Index. Due to the bankruptcy of Lehman Brothers in September 2008, we are of the view that we cannot recover the principal protected note. Full provision of $24.9 million has been made against the value of the principal protected note. We recorded an impairment loss of $1.3 million on our cost method investment, which was the result of the cost of our investments exceeding our estimated fair value of these investments. We had other income, net, of $4.7 million for the year ended December 31, 2009, which primarily included interest expense in connection with a bank loan and other liabilities, imputed interest on long-term obligations net of interest income of $9.1 million, a non-cash fair value loss on an embedded derivative on a convertible loan of $0.3 million, a non-cash fair value loss on warrants of $2.6 million, a non-cash net gain from the settlement of a proceeding with UBS of $13.5 million and an impairment charge for our cost method investments of $1.3 million. We recorded an impairment loss of $2.0 million on our cost method investment, which was the result of the cost of our investments exceeding our estimated fair value of these investments.
Provision for income taxes (benefit). For the years ended December 31, 2008 and 2009, we recorded an income tax expense of $1.7 million and an income tax benefit of $4.1 million, respectively. In 2008, we recorded a provision of $6.4 million for income taxes offset by a $4.7 million deferred tax credit. Our effective tax rate was 0.8% for the year. In 2009, we recorded a provision of $1.4 million for income taxes offset by a $5.5 million deferred tax credit. Our effective tax rate was 1.9% for the year. The change in provision for income taxes was mainly due to the increased profitability of our subsidiaries.
Net loss from continuing operations. We had a net loss from continuing operations of $208.0 million and $213.4 million for the years ended December 31, 2008 and 2009, respectively. The net loss from continuing operations in 2008 and 2009 was mainly attributable to an impairment loss of goodwill and intangible assets of $149.2 million and $169.9 million, respectively.
Net Income (loss) from discontinued operations net of taxes. We had a net loss from discontinued operations net of taxes of $66.3 million and $100.3 million for the years ended December 31, 2008 and 2009, respectively, representing the activities of our print, television, content production and market research businesses. The net loss from discontinued operations net of taxes in 2008 and 2009 was mainly attributable to an impairment loss of goodwill and intangible assets of $57.2 million and $97.9 million, respectively.
Net income attributable to non-controlling interests. Net income attributable to non-controlling interests and net loss attributable to non-controlling interests for the years ended December 31, 2008 and 2009 were $0.6 million and $2.0 million, respectively. Non-controlling interests in 2008 represented the portions of our income due to certain minority shareholders of the subsidiaries Beijing Century Media, XSEL Advertising Limited, Singshine (Holdings) Hongkong Ltd., Beijing Jingguan Xincheng Advertising Co., Ltd. and Small World Television Limited. Non-controlling interests in 2009 represented the portions of our loss due to certain minority shareholders of the subsidiaries Beijing Century Media, XSEL Advertising Limited and Small World Television Limited, or Small World, and income to certain minority shareholders of the subsidiaries Singshine (Holdings) Hongkong Ltd. and Beijing Jingguan Xincheng Advertising Co., Ltd.

Net loss attribute to XSEL. We had a net loss attributable to XSEL of $274.9 million and $311.6 million for the years ended December 31, 2008 and 2009, respectively. Loss of $276.9 million and $314.1 million were attributable to holders of common shares in 2008 and 2009, respectively, due to the increase in our net loss.
Year ended December 31, 2008 Compared to Year Ended December 31, 2007
Net revenues. We generated net revenues of $83.5 million and $121.5 million for the years ended December 31, 2007 and 2008, respectively, from the following sources:
•	Advertising services. Our net revenues from advertising services were $75.3 million and $99.6 million, and constituted 90.2% and 82.0% of our total net revenues, for the years ended December 31, 2007 and 2008, respectively. Our advertising services for 2007 and 2008 were derived primarily from advertising agency services for billboard and website advertising medium and mobile value-added services, and marketing services, including event organization, visual design and production. Our advertising services revenue increased by $24.3 million between 2007 and 2008 primarily due to an increase in the number of mobile users in China, full year operation of our subsidiaries acquired in 2007, an increase in sales for our advertising platforms and the growth of our business generally. Our advertising service revenues as a percentage of total net revenues decreased primarily due to greater growth in other parts of our business.
•	Advertising sales. Our net revenues from advertising sales were $8.1 million and $21.9 million, and constituted 9.8% and 18.0% of our total net revenues, for the years ended December 31, 2007 and 2008, respectively. Our advertising sales revenues for 2007 and 2008 included advertising revenues generated by billboard advertising. Our advertising sales revenues increased by $13.8 million between 2007 and 2008 mainly due to full year operation of Convey which we acquired in 2007.
Cost of revenues. Our total cost of revenues was $58.1 million and $80.7 million, and constituted 69.6% and 66.4% of our total net revenues, for the years ended December 31, 2007 and 2008, respectively. Our total cost of revenues consisted of the following:
•	Advertising services. Our advertising services costs of $54.3 million and $71.2 million accounted for 93.4% and 88.3% of our total cost of revenues for the years ended December 31, 2007 and 2008, respectively. Our advertising services costs in 2007 and 2008 were derived primarily from advertising agency services for billboard and website advertising medium and mobile value-added services, and marketing services, including event organization, visual design and production. Our advertising services costs increased by $16.9 million between 2007 and 2008 primarily due to the growth of our business generally.
•	Advertising sales. Our advertising sales costs of $3.8 million and $9.5 million constituted 6.6% and 11.7% of our total cost of revenues for the years ended December 31, 2007 and 2008, respectively. Our advertising sales costs in 2007 and 2008 primarily represented our outdoor advertising network. Our advertising sales costs increased by $5.7 million between 2007 and 2008 primarily due to full year operation of Convey which we acquired in 2007.
Operating expenses. Our total operating expenses of $23.6 million and $220.9 million constituted 28.2% and 43.3% of our total net revenues for the years ended December 31, 2007 and 2008, respectively, and consisted of the following:
•	Selling and distribution expenses. Our selling and distribution expenses were $5.7 million and $10.7 million, representing 24.0% and 4.8% of our total operating expenses for the years ended December 31, 2007 and 2008, respectively. Our selling and distribution expenses increased by $5.0 million between 2007 and 2008 primarily due to the net off effect of an increase in amortization expense of $3.0 million, an increase in staff cost of $2.6 million and a decrease in marketing cost of $0.5 million. Our selling and distribution expenses as a percentage of our total operating expenses decreased between 2007 and 2008 primarily due to a significant increase in other operating expenses, such as impairment charges and loss on disposal of subsidiaries.

•	General and administrative expenses. Our general and administrative expenses were $17.9 million and $45.6 million, or 76.0% and 20.7% of our total operating expenses, for the years ended December 31, 2007 and 2008, respectively. Our general and administrative expenses increased by $27.7 million between 2007 and 2008 primarily due to an increase in staff cost of $4.7 million, an increase in share-based compensation expenses of $9.4 million, an increase in legal and professional fees of $3.0 million and an increase in rental expense of $1.1 million. Our general and administrative expenses as a percentage of our total operating expenses decreased between 2007 and 2008 primarily due to a significant increase in other operating expenses, such as impairment charges and loss on disposal of subsidiaries.
•	Impairment charges. We had impairment charges of $159.9 million, or 72.4% of our total operating expenses, for the year ended December 31, 2008, primarily due to impairment of goodwill and intangible assets in connection with our acquisitions of XFA, JCBN China, M-In Group and Singshine Communication. The impairment of goodwill of $137.3 million and intangible assets of $11.9 million was a result of (i) the decrease in the fair value of the reporting units affected by the slowdown in the global economy and the repositioning of our business to sports and entertainment and (ii) impairment of a promissory note issued by Sino Investment with accrued interest in the aggregate of $8.5 million due to the Sino Investment’s default with respect to interest payments.
•	Loss on disposal of subsidiaries. We had a loss on disposal of subsidiaries of $4.7 million, or 2.1% of our total operating expenses, for the year ended December 31, 2008, due to loss on disposal of our equity interest in Convey. On December 31, 2008 we entered into an agreement with Pariya Holdings Limited for the sale of Convey. Pursuant to the terms of the agreement, the total consideration to be paid for the asset transfer is $85.0 million and is subject to deduction of an earnout payment, which is estimated to be approximately $10.6 million. The consideration will be paid in six interest-free installment payments from the date of disposal through the end of 2012. Should the actual net income of Convey for the earn-out period be lower or higher than currently estimated, there would be a corresponding impact on the loss. The range of this potential impact ranges from a reduction of the loss by approximately $11.0 million, thus becoming a gain on disposal of the subsidiary of $7.0 million, to an additional loss of approximately $29.0 million.
Other operating income. We recorded other operating income of $2.3 million and $1.3 million for the years ended December 31, 2007 and 2008, respectively. Other operating income in 2007 primarily included reimbursement of initial public offering related expenses by The Bank of New York Mellon in the first quarter of 2007. The initial public offering related expenses had been recorded in the 2006 income statement as operating expenses because they were not considered to be directly related to sales of securities and instead related primarily to audit fees and fees paid to consultants during the listing period. Other operating income in 2008 was primarily due to a refund of previously paid business tax.
Other income (expense), net. We had other income, net, of $5.7 million and other expenses, net, of $27.3 million for the years ended December 31, 2007 and 2008, respectively. Other income, net, in 2007 included interest expense of a convertible loan and other liabilities net of interest income, interest income from a loan to a related party of $1.2 million and a realized gain on a currency linked note of $0.7 million. Other expenses, net, in 2008 primarily included interest expense in connection with a bank loan and other liabilities, imputed interest on long-term obligations net of interest income of $1.5 million, an impairment charge associated with a principal protected note of $24.9 million and an impairment charge for our cost method investments of $1.3 million. The principal protected note was purchased from Lehman Brothers Holdings Inc., or Lehman Brothers, for $25.0 million. On the maturity date, the principal protected note could be redeemed at 100% plus a variable amount based on the performance of the FTSE/Xinhua China 25 Index. Due to the bankruptcy of Lehman Brothers in September 2008, we are of the view that we cannot recover the principal protected note. Full provision of $24.9 million has been made against the value of the principal protected note. We recorded an impairment loss of $1.3 million on our cost method investment, which was the result of the cost of our investments exceeding our estimated fair value of these investments.

Provision for income taxes (benefit). For the years ended December 31, 2007 and 2008, we recorded provision for income tax expense of $0.7 million and $1.7 million, respectively. In 2007, we recorded a provision of $2.3 million for income taxes offset by a $1.6 million deferred tax credit. Our effective tax rate was 8.6% for the year. In 2008, we recorded a provision of $6.4 million for income taxes offset by a $4.7 million deferred tax credit. Our effective tax rate was -0.8% for the year. The change in provision for income taxes was mainly due to the increased profitability of our subsidiaries.
Net income (loss) from continuing operations. We had net income from continuing operations of $9.2 million and a net loss from continuing operations of $208.0 million for the years ended December 31, 2007 and 2008, respectively. The net loss from continuing operations in 2008 was mainly attributable to an impairment loss of goodwill and intangible assets of $149.2 million.
Net Income (loss) from discontinued operations net of taxes. We had net income from discontinued operations net of taxes of $20.1 million and net loss from discontinued operations net of taxes of $66.3 million for the years ended December 31, 2007 and 2008, respectively, representing the activities of our print, television, content production and market research businesses. The net income from discontinued operations net of taxes in 2007 was mainly attributable to an income tax benefit of $12.9 million and income from our print business. The net loss from discontinued operations net of taxes in 2008 was mainly attributable to an impairment loss of goodwill and intangible assets of $57.2 million. Discontinued operations for this period included Upper Step, Beijing Perspective, Accord Group Investments Limited and its subsidiaries (collectively, “Accord Group”), Beijing Century Media, Economic Observer Advertising and its subsidiaries (collectively, Economic Observer Advertising”), EconWorld Media, Shanghai Hyperlink Market Research Co., Ltd., and its subsidiaries (collectively, “Hyperlink”) and our content production business Small World.
Net income attributable to non-controlling interests. Net income attributable to non-controlling interests for the years ended December 31, 2007 and 2008 was $1.3 million and $0.6 million, respectively. Non-controlling interests in 2007 represented the portions of our income due to certain minority shareholders of the subsidiaries Beijing Century Media, XSEL Advertising Limited, Singshine (Holdings) Hongkong Ltd. and Small World Television Limited and former minority shareholders of the subsidiaries of Beijing Perspective Orient Movie and Television Intermediary Co. Ltd. Net income attributable to non-controlling interests in 2008 represented the portions of our income due to certain minority shareholders of the subsidiaries Beijing Century Media, XSEL Advertising Limited, Singshine (Holdings) Hongkong Ltd., Beijing Jingguan Xincheng Advertising Co., Ltd. and Small World Television Limited.
Net income (loss) attribute to XSEL. We had net income attribute to XSEL of $28.0 million and a net loss attribute to XSEL of $274.9 million for the years ended December 31, 2007 and 2008, respectively. Income of $26.7 million and a loss of $276.9 million were attributable to holders of our common shares in 2007 and 2008, respectively, due to the increase in our net loss.
Segment Discussion for Continuing Operations
During 2009, we operated our business in two segments: Broadcast and Advertising. We also operated a print business in 2009, the operations of which were either sold or terminated at the end of 2009 and are now categorized as discontinued operations. Each of the operating groups is separately organized and provides distinct services to different customers. Each group prepares a stand-alone financial reporting package including information such as revenue, expense, and goodwill.

	Year Ended December 31,
	2007	2008	2009
	(In thousands)
Net revenues of reportable segments:
Advertising	74,141	108,326	62,103
Broadcast	9,337	13,161	37,128

Total net revenues of our company	83,478	121,487	99,231

Cost of revenues and other operating expenses excluding depreciation and amortization:
Advertising	57,154	226,072	133,554
Broadcast	6,140	25,661	115,999
XSEL Corporate	12,756	39,156	55,776

Total cost of revenues and other operating expenses excluding depreciation and amortization	76,050	290,889	305,329

	Year Ended December 31,
	2007	2008	2009
	(In thousands)
Depreciation and amortization:
Advertising	3,684	7,643	3,383
Broadcast	1,740	2,804	13,675
XSEL Corporate	138	323	937

Total depreciation and amortization	5,562	10,770	17,995

Other operating income (loss):
Advertising	—	781	1,836
Broadcast	—	468	95
XSEL Corporate	2,262	2	134

Total other operating income	$2,262	$1,251	$2,065

Operating income (loss):
Advertising	13,303	(124,608)	(72,998)
Broadcast	1,457	(14,836)	(92,451)
XSEL Corporate	(10,632)	(39,477)	(56,579)

Total operating income (loss)	$4,128	$(178,921)	$(222,028)

Year ended December 31, 2009 Compared to Year Ended December 31, 2008
Net Revenues. Our total net revenues of $121.5 million and $99.2 million for the years ended December 31, 2008 and 2009, respectively, were generated by our operating groups as follows:
•	Advertising. Our net revenues from the Advertising Group were $108.3 million and $62.1 million, representing 89.2% and 62.6% of our total net revenues, for the years ended December 31, 2008 and 2009, respectively. Our net revenues from the Advertising Group in 2008 and 2009 primarily consisted of advertising sales revenues generated by billboard advertising, advertising service revenues derived from advertising agency services for print, television, billboard and website advertising medium, revenues derived from marketing services, including event organization and visual design. The decrease in our net revenues between 2008 and 2009 from the Advertising Group was primarily attributable to a decrease in revenue derived from billboards as a result of our disposal of Convey at the end of 2008 and a decrease in the revenue from below-the-line marketing services due to strong competition in that market.
•	Broadcast. Our net revenues from the Broadcast Group were $13.2 million and $37.1 million, and constituted 10.8% and 37.4% of our total net revenues, for the years ended December 31, 2008 and 2009, respectively. Our net revenues from the Broadcast Group in 2009 primarily consisted of sales of mobile value-added services. Our net revenues from the Broadcast Group in 2008 primarily consisted of sales of advertising and sponsorship on Shaanxi Satellite Television and sales of mobile value-added services. Our net revenues from the Broadcast Group increased between 2008 and 2009 primarily due to an increase in the number of mobile users in China and the acquisition of Everfame Group, which through June 30, 2010 held the exclusive advertising right for Shaanxi Satellite Television.

Cost of revenues and other expenses excluding depreciation and amortization. Our total costs of revenues and other expenses excluding depreciation and amortization of $290.9 million and $305.3 million for the years ended December 31, 2008 and 2009, respectively, consisted of the following:
•	Advertising. Advertising Group costs of $226.1 million and $133.6 million, representing 77.7% and 43.7% of our total cost of revenues and other operating expenses excluding depreciation and amortization for the years ended December 31, 2008 and 2009, respectively, primarily consisted of the purchase of advertising time and space from various media outlets, event organization costs, salaries and allowances, marketing cost, sales commissions, translation costs and transportation costs. Our cost of revenues attributable to the Advertising Group fell between 2008 and 2009 primarily due to a decrease in assets impairment of $55.1 million.
•	Broadcast. Broadcast Group costs of $25.7 million and $116.0 million constituted 8.8% and 38.0% of our total cost of revenues and other operating expenses excluding depreciation and amortization for the years ended December 31, 2008 and 2009, respectively. Broadcast Group costs in 2008 primarily consisted of purchases of software and hardware and costs associated with the operation of our mobile value-added services system. Broadcast Group costs in 2009 primarily consisted of salaries and allowances, the costs of purchasing distribution rights for programs, purchases of software and hardware and cost associated with operation of our mobile value-added services system. Our cost of revenues attributable to the Broadcast Group grew between 2008 and 2009 primarily due to an increase in asset impairment of $77.8 million and an increase in the cost of purchasing distribution rights for programs for Shaanxi Satellite Television, for which we held advertising rights in 2009.
•	XSEL corporate. Corporate costs of $39.2 million and $55.8 million constituted 13.5% and 18.3% of our total cost of revenues and other operating expenses excluding depreciation and amortization for the years ended December 31, 2008 and 2009, respectively, and consisted primarily of staff benefits, staff salaries, auditor remuneration and legal and professional fees. Our cost of revenues attributable to XSEL corporate grew between 2008 and 2009 primarily due to an increase in impairment of assets of $32.3 million partially offset by a decrease in share-based compensation expenses of $9.9 million, a decrease in audit and related fees of $2.9 million and a decrease in group service charges to XFL of $1.2 million.
Year ended December 31, 2008 Compared to Year Ended December 31, 2007
Net Revenues. Our total net revenues of $83.5 million and $121.5 million for the years ended December 31, 2007 and 2008, respectively, were generated by our operating groups as follows:
•	Advertising. Our net revenues from the Advertising Group were $74.1 million and $108.3 million, representing 88.8% and 89.2% of our total net revenues, for the years ended December 31, 2007 and 2008, respectively. Our net revenues from the Advertising Group in 2007 and 2008 primarily consisted of advertising sales revenues generated by billboard advertising, advertising service revenues derived from advertising agency services for billboard and website advertising medium, and revenues derived from marketing services, including event organization and visual design. The increase in 2008 in our net revenues from the Advertising Group was primarily attributable to the full year operation of our subsidiaries acquired in 2007, an increase in sales from our advertising platforms and the growth of our business generally.
•	Broadcast. Our net revenues from the Broadcast Group were $9.3 million and $13.2 million, and constituted 11.2% and 10.8% of our total net revenues, for the years ended December 31, 2007 and 2008, respectively. Our net revenues from the Broadcast Group in 2007 and 2008 primarily consisted of sales of mobile value-added services. Our net revenues from the Broadcast Group increased between 2007 and 2008 primarily due to an increase in the number of mobile users in China.
Cost of revenues and other expenses excluding depreciation and amortization. Our total costs of revenues and other expenses excluding depreciation and amortization of $76.1 million and $290.9 million for the years ended December 31, 2007 and 2008, respectively, consisted of the following:
•	Advertising. Advertising Group costs of $57.2 million and $226.1 million, representing 75.2% and 77.7% of our total cost of revenues and other operating expenses excluding depreciation and amortization for the years ended December 31, 2007 and 2008, respectively, primarily consisted of the purchase of advertising time or space from various media outlets, events organization cost, salaries and allowances, marketing cost, sales commissions, translation cost and transportation cost. Our cost of revenues attributable to the Advertising Group grew between 2007 and 2008 primarily due to the growth of our existing business, an increase in loss on our disposal of Convey of $4.7 million and an increase in assets impairment charge of $136.2 million.

•	Broadcast. Broadcast Group costs of $6.1 million and $25.7 million constituted 8.1% and 8.8% of our total cost of revenues and other operating expenses excluding depreciation and amortization for the years ended December 31, 2007 and 2008, respectively. Broadcast Group costs in 2007 and 2008 primarily consisted of salaries and allowances, purchases of software and hardware and cost associated with operation of our mobile value-added services system. Our cost of revenues attributable to the Broadcast Group grew between 2007 and 2008 primarily due to the growth of our existing business, and an increase in asset impairment charges of $15.2 million.
•	XSEL corporate. Corporate costs of $12.8 million and $39.2 million constituted 16.7% and 13.5% of our total cost of revenues and other operating expenses excluding depreciation and amortization for the years ended December 31, 2007 and 2008, respectively, and consisted primarily of staff benefits, staff salaries, auditor remuneration and legal and professional fees. Our cost of revenues attributable to XSEL corporate grew between 2007 and 2008 primarily due to our increased size due to the growth of our existing business, and an impairment charge on a promissory note of $8.5 million.
B. Liquidity and Capital Resources
Our principal sources of liquidity have been cash generated from financing activities, which consist of funds raised in our initial public offering, bank borrowings, private placements of convertible preferred shares to, and borrowings from, Patriarch Partners, and a private placement of convertible preferred shares to Yucaipa. See “Item 7.B. Major shareholders and related party transactions — Related party transactions — Transactions with Patriarch Partners” and “Item 7.B. Major shareholders and related party transactions — Related party transactions — Transactions with Yucaipa.” As of December 31, 2009, we had $13.3 million in cash and $40.4 million in restricted cash. We do not have direct access to cash or future earnings of any of our PRC affiliated entities but can direct the use of their cash through agreements that provide us with effective control of these entities. See “Item 4.C. Information on the Company — Organizational structure — Agreements that provide effective control over our affiliated entities.”
On October 21, 2008, we entered into a credit agreement with Zohar CDO 2003-1, Limited and Zohar II 2005-1, Limited, as lenders, together with Patriarch, as agent for the lenders. The facility is for a term of four years and is secured by a pledge of our television assets. See “Item 7.B. Major shareholders and related party transactions — Related party transactions — Transactions with Patriarch Partners — 2008 convertible loan facility agreement among us, Zohar CDO 2003-1, Limited and Zohar II 2005-1, Limited, together with Patriarch Partners Agency Services LLC.” As of December 31, 2009, we had drawn a total of $57.8 million from the loan facility. We did not meet certain financial covenants contained in the secured convertible loan facility for the quarter ended September 30, 2009, for which we received a waiver. We also did not meet these financial covenants for the quarters ended December 31, 2009, March 31, 2010 and June 30, 2010. We entered into an amendment and waiver to the secured convertible loan facility on July 12, 2010, which effectively waives our breach of financial covenants for the quarters ended December 31, 2009, March 31, 2010 and June 30, 2010 and up to the date of the amendment, and lowers the financial covenant requirements on a prospective basis. In connection therewith, we repaid $16.3 million of the convertible loan balance of which $8.7 million was repaid from the proceeds from the sale of our printing business and the remaining $7.6 million was repaid through an additional term loan from Patriarch. In connection with the amendment to the secured convertible loan facility, we designated and issued Series C preferred shares to the lenders. While our prior breaches of these financial covenants have been waived, given our current financial circumstances we cannot be certain that we will not breach the new financial covenants. Therefore, we continue to classify the convertible loan as a current liability in our consolidated balance sheet as of December 31, 2009.
A loan from Sino Investment in the amount of $1.5 million, which we incurred in relation to our acquisition of the Accord Group, was waived in 2007. The waived amount was recorded as a shareholder’s contribution and included in paid-in capital.

We require cash to fund our ongoing business needs, particularly future acquisitions. Since our incorporation on November 7, 2005, we have made a number of strategic acquisitions and expect to continue to acquire businesses that complement our existing operations. See “— Acquisitions.” We may not have sufficient cash to settle our payment obligations over the course of the next 12 months. We have taken a number of steps to address this issue, including engaging Houlihan Lokey to advise on the restructuring of the secured convertible loan facility and on the further repositioning of our company.
The following table sets forth a summary of our cashflows for the periods indicated:

	Year Ended December 31,
	2007	2008	2009
	(In thousands)
Net cash provided by operating activities	$20,293	$14,982	$1,975
Net cash used in investing activities	(164,922)	(54,466)	(29,431)
Net cash provided by financing activities	151,259	46,521	(13,006)
Effect of exchange rate changes	1,452	2,616	(9)

Net increase in cash	8,082	9,653	(40,471)
Cash and cash equivalents at beginning of period	36,354	44,436	54,089
Less: Cash and cash equivalents at end of period from discontinued operations	—	—	(388)

Cash and cash equivalents at end of period	$44,436	$54,089	$13,230

Operating activities
We have financed our operating activities primarily through cash generated from operating and financing activities. We may not have sufficient cash to settle our payment obligations over the course of the next 12 months.
Net cash provided by operating activities totaled $2.0 million for the year ended December 31, 2009 and was primarily attributable to the performance of our Broadcast and Advertising Groups and included (i) a net loss of $313.6 million, offset by the add-back of non-cash items including impairment charges of $307.8 million, depreciation and amortization of $26.9 million and imputed interest of $10.3 million, (ii) a decrease in accounts receivable of $8.0 million due to the restructuring of our business and an associated decrease in revenue and (iii) an increase in accounts payable of $4.9 million due to longer credit periods for Shaanxi Satellite Television, for which we held advertising rights in 2009, partially offset by (i) non-cash items including deferred tax income of $28.3 million and a gain on settlement of the UBS case of $13.5 million, (ii) an increase in television program and film rights due to an increase in revenues from Shaanxi Satellite Television and (iii) a decrease in accrued expenses and other payables of $7.7 million due to cessation of some non-core businesses as a result of the restructuring of our business.
Net cash provided by operating activities totaled $15.0 million for the year ended December 31, 2008 and was primarily attributable to the performance of our Broadcast and Advertising Groups, an increase in cash received from our customers as a result of an increase in revenue and included (i) a net loss of $274.2 million, offset by the add-back of non-cash items including impairment charges of $258.8 million and depreciation and amortization of $26.6 million, (ii) a decrease in prepaid advertising program space and airtime expenses of $4.7 million due to a strict cash management policy, (iii) an increase in accrued expenses and other payables of $6.9 million due to the growth of our business and increased legal and professional fees and (iv) income tax payable of $3.9 million due to increased profitability of several of our subsidiaries, including JCBN China, Hyperlink and XFA, partially offset by (i) an increase in accounts receivable of $23.6 million due to the growth of our business and an associated increase in revenue, (ii) an increase in prepaid expenses and other current assets of $4.1 million due to an increase in deposit payments for newly acquired advertising rights, such as China Youth Net, and (iii) an increase in amounts due from other parties of $2.8 million due to a related party loan and increased receipt of income on behalf of related parties.
Net cash provided by operating activities totaled $20.3 million for the year ended December 31, 2007 and was primarily attributable to the performance of our Broadcast and Advertising Groups, an increase in cash received from our customers as a result of an increase in revenue and included (i) net income of $28.6 million, offset by the add-back of non-cash items including depreciation and amortization of $20.2 million and share-based compensation of $3.1 million, (ii) an increase in accrued expenses and other payables of $8.3 million primarily due to an increase in accrued salary expense and welfare mainly attributable to the growth of our business and our acquisitions of M-In Group, Shanghai Singshine Marketing Service Co. Ltd., Convey and JCBN China and (iii) income tax payable of $2.5 million, partially offset by (i) an increase in accounts receivable of $18.2 million due to the growth of our business and the associated increase in revenue, (ii) an increase in prepaid expenses and other current assets of $6.2 million due to prepayments for the acquisition of content production and advances to employees and (iii) an increase in capitalized content production costs of $4.5 million due to disbursements made in connection with the production of TV programs as a result of the acquisition of Small World.

Investing activities
Net cash used in investing activities totaled $29.4 million for the year ended December 31, 2009 and was primarily attributable to (i) cash paid for the acquisition of subsidiaries and investments, net of cash received of $24.7 million, (ii) cash paid for the acquisition of property, equipment and intangible assets of $5.9 million and (iii) an advance to independent third parties of $4.9 million, partially offset by net proceeds from disposal of a subsidiary, Hyperlink, of $6.1 million.
Net cash used in investing activities totaled $54.5 million for the year ended December 31, 2008 and was primarily attributable to (i) cash paid for acquisitions of subsidiaries and investments, net of cash received of $49.9 million, (ii) cash paid for acquisition of property, equipment and intangible assets of $6.9 million, (iii) investment in cost method investment of $2.0 million, which represented an investment in a stake in the All Sports Network and (iv) net cash outflow from disposal of Convey, of $2.5 million, partially offset by a decrease in restricted cash and short-term deposits of $6.8 million. The restricted cash is cash deposited in order to secure loans in RMB.
Net cash used in investing activities totaled $164.9 million for the year ended December 31, 2007 and was primarily attributable to (i) cash paid for acquisitions of subsidiaries, net of cash received of $103.2 million, (ii) investment in financial instruments of $65.0 million and (iii) an increase in restricted cash and short-term deposits of $34.7 million, partially offset by $40.7 million in proceeds from disposal of a currency-linked note. The investment in financial instruments comprised an investment in principal protection barrier notes due on January 30, 2009 and the financial instrument disposed of was a USD/RMB currency linked note.
Financing activities
Net cash used in financing activities totaled $13.0 million for the year ended December 31, 2009 and was primarily attributable to (i) net proceeds from the issuance of a convertible loan of $23.8 million, (ii) net proceeds from the issuance of common shares and warrants of $6.9 million, (iii) bank borrowings raised of $33.9 million and (iv) an advance from related parties of $12.4 million, offset by (i) repayment of bank borrowings of $25.0 million, (ii) payment of long-term payables of $26.3 million, (iii) repayment to related parties of $12.7 million and (iv) cash paid for a prior acquisition, deferred and contingent consideration of $26.3 million.
Net cash provided by financing activities totaled $46.5 million for the year ended December 31, 2008 and was attributable to (i) net proceeds from the issuance of a convertible loan of $30.7 million, (ii) net proceeds from the issuance of Series B convertible preferred shares of $29.2 million, (iii) bank borrowing raised of $40.3 million and (iv) advance from related parties of $2.1 million, partially offset by repayment of bank borrowings of $35.5 million, payment of long-term payables of $15.4 million and repurchase of common shares of $5.0 million.
Net cash provided by financing activities totaled $151.3 million for the year ended December 31, 2007 and was attributable to net proceeds from our initial public offering of $202.6 million and bank borrowing raised of $48.7 million, partially offset by (i) repayment to related parties of $48.4 million, (ii) repayment of bank borrowings of $25.8 million, (iii) payment of long-term payables of $16.5 million and (iv) repurchase of common shares of $8.6 million.

The following table summarizes our outstanding borrowings as of December 31, 2009:

Lender	Principal	Date of Loan	Due Date	Interest Rate
Bank loan	RMB 19.0 million ($2.8 million)	May 12, 2009	May 12, 2010	4.78% per year
Bank loan	RMB 21.0 million ($3.1 million)	May 14, 2009	May 14, 2010	4.78% per year
Bank loan	RMB 9.0 million ($1.3 million)	December 21, 2009	December 21, 2010	5.31% per year
Bank loan	RMB 10.0 million ($1.5 million)	December 21, 2009	December 21, 2010	5.31% per year
Bank loan	RMB 10.0 million ($1.5 million)	December 21, 2009	December 21, 2010	5.31% per year
Bank loan	RMB 19.3 million ($2.8 million)	February 1, 2009	March 31, 2010	4.78% per year
Bank loan	RMB 18.5 million ($2.7 million)	February 1, 2009	February 1, 2010	4.78% per year
Bank loan	RMB 19.5 million ($2.8 million)	September 8, 2009	February 1, 2010	4.78% per year
Bank loan	RMB 21.5 million ($3.1 million)	September 8, 2009	September 8, 2010	4.78% per year
Bank loan	RMB 19.0 million ($2.8 million)	April 27, 2009	April 27, 2010	4.78% per year
Bank loan	RMB 18.0 million ($2.6 million)	December 10, 2009	December 10, 2010	4.78% per year
Bank loan	RMB 30.0 million ($4.4 million)	December 10, 2009	May 10, 2010	4.86% per year
Convertible loan	$33.2 million	October 21, 2008	October 21, 2012	LIBOR + 7.00% per year
Convertible loan	$24.6 million	March 10, 2009	October 21, 2012	LIBOR + 7.00% per year
We have additional amounts payable to XFL and its affiliates in the amount of $6.8 million, which mainly represents (i) a secured loan and accrued interest of $6.4 million from borrowings in 2009 and (ii) corporate overhead expenses paid by XFL and its affiliates.
Capital expenditures
Our capital expenditures were incurred primarily in connection with the purchase of property and equipment totaling $5.2 million, $6.9 million and $5.9 million during the years ended December 31, 2007, 2008 and 2009. We plan to continue to make acquisitions of businesses and assets that complement our operations when suitable opportunities arise.
Recent Accounting Pronouncements
On June 12, 2009, the FASB issued an authoritative pronouncement, which changes how a company determines whether an entity should be consolidated when such entity is insufficiently capitalized or is not controlled by the company through voting (or similar rights). The determination of whether a company is required to consolidate an entity is based on, among other things, the entity’s purpose and design and the company’s ability to direct the activities of the entity that most significantly impact the entity’s economic performance. The pronouncement is effective as of the beginning of an entity’s first fiscal year that begins after November 15, 2009. We do not expect the adoption of this pronouncement will have a significant effect on our consolidated financial position or results of operations.

In October 2009, the FASB issued an authoritative pronouncement regarding the revenue arrangements with multiple deliverables. This pronouncement was issued in response to practice concerns related to accounting for revenue arrangements with multiple deliverables under the existing pronouncement. Although the new pronouncement retains the criteria from existing authoritative literature for when delivered items in a multiple-deliverable arrangement should be considered separate units of accounting, it removes the previous separation criterion that objective and reliable evidence of the fair value of any undelivered items must exist for the delivered items to be considered separate units of accounting. The new pronouncement is effective for fiscal years beginning on or after June 15, 2010. Entities can elect to apply this pronouncement (1) prospectively to new or materially modified arrangements after the pronouncement’s effective date or (2) retrospectively for all periods presented. Early application is permitted; however, if the entity elects prospective application and early adopts this pronouncement after its first interim reporting period, it must also do the following in the period of adoption: (1) retrospectively apply this pronouncement as of the beginning of that fiscal year and (2) disclose the effect of the retrospective adjustments on the prior interim periods’ revenue, income before taxes, net income, and earnings per share. We are in the process of evaluating the effect of adoption of this pronouncement.
In April 2010, the FASB issued an authoritative pronouncement regarding the milestone method of revenue recognition. The scope of this pronouncement is limited to arrangements that include milestones relating to research or development deliverables. The pronouncement specifies guidance that must be met for a vendor to recognize consideration that is contingent upon achievement of a substantive milestone in its entirety in the period in which the milestone is achieved. The guidance applies to milestones in arrangements within the scope of this pronouncement regardless of whether the arrangement is determined to have single or multiple deliverables or units of accounting. The pronouncement will be effective for fiscal years, and interim periods within those years, beginning on or after June 15, 2010. Early application is permitted. Companies can apply this guidance prospectively to milestones achieved after adoption. However, retrospective application to all prior periods is also permitted. We do not expect the adoption of this pronouncement will have a significant effect on our consolidated financial position or results of operations.
In April 2010, FASB issued an authoritative pronouncement regarding the effect of denominating the exercise price of a share-based payment award in the currency of the market in which the underlying equity securities trades and that currency is different from (1) entity’s functional currency, (2) functional currency of the foreign operation for which the employee provides services, and (3) payroll currency of the employee. The guidance clarifies that an employee share-based payment award with an exercise price denominated in the currency of a market in which a substantial portion of the entity’s equity securities trades should be considered an equity award assuming all other criteria for equity classification are met. The pronouncement will be effective for interim and annual periods beginning on or after December 15, 2010, and will be applied prospectively. Affected entities will be required to record a cumulative catch-up adjustment for all awards outstanding as of the beginning of the annual period in which the guidance is adopted. We are in the process of evaluating the effect of the adoption of this pronouncement.
C. Research and Development
We do not make, and do not expect to make, significant expenditures on research and development activities.
D. Trend Information
Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the period from January 1, 2010 to December 31, 2010 that are reasonably likely to have a material adverse effect on our net revenues, income, profitability, liquidity or capital resources, or that caused the disclosed financial information to not be necessarily indicative of future operating results or financial conditions.

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
F. Contractual Obligations and Commercial Commitments
The following table sets forth our contractual obligations as of December 31, 2009:

		Less Than			More Than
Payment Due by December 31	Total	1 Year	1-3 Years	3-5 Years	5 Years
	(In thousands)
Debt obligations(1)	$31,976	$31,976	$—	$—	$—
Operating lease obligations	4,950	2,004	1,578	1,367	1
Purchase obligations(2)	2,443	1,580	557	204	102
Other long-term liabilities reflected on the balance sheet(3)	73,987	9,924	27,687	34,933	1,443
Capital Obligations(4)(5)	3,990	3,990	—	—	—
Convertible loan	57,800	57,800	—	—	—

Total	$175,146	$107,274	$29,822	$36,504	$1,546

(1)	Mainly represents loans from Shenzhen Development Bank, Shanghai Pudong Development Bank and China Merchants Bank. See “Item 5.B. — Operating and Financial Review and Prospects — Liquidity and Capital Resources — Financing activities.”

(2)	Represents obligations to pay landing fees, to pay for obtaining advertising production and network services from various services providers and to pay for acquiring television dramas from various sources.

(3)	Mainly represents commitments under contracts in relation to Shaanxi Satellite Television. Shaanxi Television Station terminated its agreement with us on June 30, 2010.

(4)	Represents obligations under a purchase agreement we entered into on October 9, 2008 with Prime Day Management Limited, or Prime Day, and certain other parties to acquire a 100% equity interest in Starease Limited, which has interest in the operations of four digital pay channels in the PRC. As of December 31, 2008, we have paid $11.1 million as a deposit and made an advance of $5.3 million to Prime Day under the agreement. We also agreed to establish a joint venture with Starease Group for the operation of these four cable pay channels. In 2009, we consulted Prime Day Management regarding the establishment of a high definition digital television channel. However, pending government approval for the repositioning of these four digital pay channels and establishment of the joint venture, the acquisition has not yet been completed. The amount noted in the table above does not include the value of our common shares.

(5)	We entered into an agreement with YMHK and several other parties on December 18, 2008. Pursuant to the terms of the agreement, we agreed to provide working capital to YMHK in accordance with business plans and budgets which must be agreed to by all investors in YMHK and us. As of December 31, 2009 we had committed to pay $90,000 to YMHK based on the business plans and budgets agreed in 2009. We plan to terminate the cooperation agreement with YMHK in 2010.

Contingent consideration payable in connection with our acquisition of Convey
In connection with our acquisition of Convey, the equity owners of Convey are entitled to additional consideration, including both cash and common shares based on a predetermined earnout formula applied to audited operating results through June 30, 2009. The maximum contingent consideration was agreed to be $40.0 million, $10.6 million of which was recorded and paid/settled in 2008 based on estimated operating results. We sold Convey back to its original equity owners on December 31, 2008. As the audited operating results of Convey through June 30, 2009 have not yet been determined, we did not record any additional contingent consideration payable in 2009. The maximum possible contingent consideration in connection with this transaction is $29.4 million.
Item 6. Directors, Senior Management and Employees
A. Directors and Senior Management
The following table sets forth information regarding our directors and executive officers as of the date of this annual report.

Directors and Executive Officers	Age	Position
Zheng Jingsheng	62	Chairman of the Board of Directors
Fredy Bush	51	Chief Executive Officer and Director
Zhu Shan	41	Chief Operating Officer and Director
Andrew Chang	40	Chief Financial Officer
Graham Earnshaw	57	President and Director
Joseph Chan	48	Deputy Chief Operating Officer
LC Chang	53	President
Richard Young	40	Managing Director, Xinhua Sports
Aloysius T. Lawn(1)(4)	51	Independent Director
John H. Springer(1)(2)(3)	54	Independent Director
John McLean	43	General Counsel
Long Qiu Yun	47	Independent Director
Steve Richards(1)	41	Independent Director
Li Shantong	65	Independent Director
David Green(2)(4)	61	Independent Director
Harry Nam (3)(4)	45	Independent Director
Allen Hsu	57	Independent Director

(1)	Member of the audit committee.

(2)	Member of the compensation committee.

(3)	Member of the nominating and corporate governance committee.

(4)	Member of the investment committee.
Directors
Zheng Jingsheng has served as Chairman of the Board of Directors since July 2009. Prior to joining XSEL, Mr. Zheng, a graduate of the People’s University of China’s School of the Central Committee of the CPC, served as Vice President of the Xinhua News Agency from 1998 to 2008 and Deputy General Manager from 1995 to 1998. Mr. Zheng also previously served as Deputy General Manager at the China News Development Company (Shenzhen) of the Xinhua News Agency, as a Consulting Researcher at Development Research Center (“DRC”) of the State Council of China and as Director of Information Center for the DRC.
Fredy Bush had served as our Chief Executive Officer since our founding in November 2005 and previously served as Chairman of our Board of Directors. Her role as Chairman of the Board of Directors was succeeded by Zheng Jingsheng as of July 2009 and she continues to serve as our Chief Executive Officer. She is our founder and also a founder of XFL. Since June 2001 and January 2002, respectively, she has served as Vice Chairman and Chief Executive Officer of Xinhua Financial Network Limited, or XFN, the predecessor to XFL. From 1987 to 1999, Ms. Bush operated a consulting business in Asia where she assisted multinational companies with the identification and exploitation of business opportunities in Greater China. Of particular note was her work in advising on the creation of Taiwan’s commodity futures market. Ms. Bush serves as a director for a number of subsidiaries or affiliates of XFL. Ms. Bush also serves on the board of Bush Corporation, Monoha’a Ranch LLC, Chazara Foundation, NSAT Holdings LLC and PaperDolls LLC.

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
Zhu Shan has served as our Chief Operating Officer since September 2006. Mr. Zhu has also served as our director since March 2007. From April 2002 to August 2006, Mr. Zhu was the Managing Director of FTSE Xinhua Index, a joint venture between Xinhua Financial Network and FTSE International. Prior to that, Mr. Zhu was the Vice President of China Business for Xinhua Financial Network, and has also previously served as a leading negotiator for the PRC Ministry of Defense, with 10 years of management experience. Mr. Zhu holds a Master’s degree in Public Administration from Harvard University and a Bachelor of Arts degree in British and American literature from Luoyang Foreign Studies Institute in China.
Graham Earnshaw has served as our President since September 2006 and as our director since March 2007. Mr. Earnshaw served as Editor-in-Chief of Xinhua Financial Network from January 2001 to December 2005. Mr. Earnshaw previously worked for Reuters news agency in a variety of positions including Asian Editor from 1990 to 1995. He is also a director of SinoMedia Holdings (HK) Ltd.
Aloysius T. Lawn has served as our independent director since March 2007. Since December 2006, Mr. Lawn has served clients as either a business consultant or an attorney. Until December 2006, Mr. Lawn was the Executive Vice President — General Counsel and Secretary of Talk America Holdings, Inc., an integrated communications service provider with programs designed to benefit residential and small business markets. Prior to joining Talk America Holdings, Inc. in 1996, Mr. Lawn was an attorney in private practice with extensive experience in private and public financings, mergers and acquisitions, securities regulation and corporate governance from 1985 to 1995. Mr. Lawn is a director of XFL. He has also served as a director to private and charitable organizations over the years and as a director of Stonepath Group, Inc. from February 2001 to February 2007. Mr. Lawn graduated from Yale University and Temple University School of Law.
John H. Springer has served as our independent director since March 2007. Mr. Springer joined Nike, Inc. in 2002 and currently serves as Nike Golf’s Chief Operating Officer. Mr. Springer has held both domestic U.S. and international logistics positions at IBM Corporation, Union Pacific Corporation’s third-party logistics unit, and at Dell, Inc. from 1995 to 2002. Mr. Springer has been active in the Council of Logistics Management throughout his career, including holding the position of President for the Central Texas region. Mr. Springer served on the board of directors of Stonepath Group, Inc. from May 2003 to February 2007. Mr. Springer also serves on the Board of Trustees of the Ronald McDonald House Charities of Oregon and Southwest Washington. He earned his Bachelor of Science degree at Syracuse University in Transportation & Distribution Management, and his MBA from St. Edward’s University in Austin, Texas.
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
Steve Richards has served as our independent director since September 2007. Mr. Richards is Chief Operating Officer of Silver Pictures, a film production company founded by film producer Joel Silver and affiliated with Warner Bros., and Chief Operating Officer and Co-President of Dark Castle Entertainment, a division of Silver Pictures. Mr. Richards was formerly the Chief Financial Officer of Silver Pictures and has worked with Joel Silver and Silver Pictures since 1995. Mr. Richards also serves as a director for TreePeople, a charitable environmental organization. Mr. Richards obtained his CPA in 1992 after working for Arthur Andersen in Los Angeles with a focus on the entertainment industry. He holds an MBA from UCLA’s Anderson School of Business and a Bachelor of Arts degree from Temple University.

Li Shantong has served as our independent director since September 2007. Ms. Li has extensive experience in funding and research. She is a senior research fellow and former Director General, Department of Development Strategy and Regional Economy at the Development Research Center (“DRC”) of the State Council, PRC, and Vice President of the Academic Committee of the China Development Research Foundation affiliated with the DRC. She was also a member of the National Committee of Chinese People’s Political Consultative Conference. Ms. Li holds Bachelor’s and Master’s Degrees in Mathematics from Peking University.
David Green has served as our independent director since March 2008. Mr. Green is the Chairman of SEPTEMBER FILMS, a leading film and television production company with offices in London and Los Angeles, which he founded in 1992. SEPTEMBER FILMS is a division of DCD Media Plc, on whose executive board Mr. Green serves as a member. Prior to founding SEPTEMBER FILMS, Mr. Green worked as an international TV producer and film director. He was educated at Bury Grammar School and Trinity College, University of Oxford, where he gained a Bachelor of Arts Honors degree and a Master’s degrees in English Language and Literature.
Harry Nam has served as our independent director since July 2009. Mr. Nam is a partner of The Yucaipa Companies, an investment firm with holdings in Europe, Asia and the Americas. He has over 15 years of executive level experience in the areas of corporate strategy, sales and marketing, finance and human resources. Most recently, he was the Director of Corporate Development for the Hysoung Corporation, a global conglomerate with revenues of over $6.1 billion in 2008. He holds an MBA from Harvard Business School and a Bachelor of Arts degree from Yale University.
Allen Hsu has served as our independent director since March 2010. Mr. Hsu is the Chairman of Pac-Link Management Corporation, a Taiwan-based venture capital firm founded in 1998, which currently manages a portfolio of $430 million with a focus on IC design, semi-conductors, telecommunications, LED and clean energy companies. In addition, Mr. Hsu serves as Deputy Managing Director of the Yulon Group, a leading Taiwanese conglomerate involved in textiles and automobile manufacturing, and is responsible for the group’s business diversification and investment. Mr. Hsu received a Bachelor’s degree in Management Science from National Chiaotung University, Taiwan and an MBA from National Chengchi University, Taiwan.
Executive officers
Andrew Chang has served as our Chief Financial Officer since May 2007. Mr. Chang joined XFL in 2003 and held senior positions with the corporate finance department until November 2006 when he transferred to our company as Managing Director of Finance. He successfully managed and completed various acquisitions, fund raisings, and other strategic financial initiatives for both XFL and us, including IPOs on the Tokyo Stock Exchange and the NASDAQ respectively. Prior to joining XFL, Mr. Chang had over 10 years of investment banking experience in the U.S., Hong Kong, China and Japan, including working at GE Capital, ABN AMRO and Nomura. Mr. Chang graduated from University of California at Berkeley.
Joseph Chan served as the President of our Advertising Group since November 2008 and was promoted to Deputy Chief Operating Officer in October 2009. Mr. Chan joined XFL in 2001 and has taken on various important roles in finance, human resources, business development and integration throughout the years until he transferred to our company in January 2008 as Managing Director of Business Development and Integration. Prior to joining XFL, Mr. Chan was a Director at the Investment Banking Division of Jardine Fleming in Hong Kong (now JP Morgan) and an auditor at PricewaterhouseCoopers. Mr. Chan also serves on the board of directors of Ming Fung Jewellery Group Limited. With an Executive MBA degree, Mr. Chan is an Associate of the Hong Kong Institute of Certified Public Accountants and a Fellow of the Association of Chartered Certified Accountants.
LC Chang has served as our President since November 2009. Mr. Chang has 27 years of experience in advertising, and traditional and new media and sports marketing. He is the founder and Chief Executive Officer of Nubb.com. Mr. Chang previously served as Vice President of sina.com, and was responsible for global operations, brand integration, marketing and online media sales. He was promoted to Chief Marketing Officer and External Vice President of Sina Corporation in 2003. Prior to joining Sina, Mr. Chang was the General Manager of Grey Advertising Taiwan from 1992 to 2000. Mr. Chang received his EMBA degree from the International Business Institute of Management College of Taiwan University and his Bachelor’s degree from Taiwan Fu Jen University.

Richard H. Young has served as Managing Director of Sports since April 2008. He is responsible for planning, developing and overseeing all sports related initiatives of our company. Prior to joining XSEL in 2008, Mr. Young founded and managed a television consulting company which provided services in production, distribution and media rights in China for international and domestic leagues, broadcasters and commercial clients. Prior to that, Mr. Young worked with ESPN STAR Sports in Hong Kong and Singapore, a joint venture between ESPN and Star TV, where he held a number of senior positions including Vice President of Operations and Client Services and Vice President of the Event Management Group and Program Development. Mr. Young graduated cum laude with a dual-Bachelor’s degree in International Relations and East Asian Studies from Boston University and has an MBA from the University of Chicago.
John McLean has served as our General Counsel since January 1, 2010. Mr. McLean joined XFL in 2004 as General Counsel. Prior to that, Mr. McLean worked for six years in Asia with Norton Rose and four years in New York and Toronto with the Canadian law firm Stikeman Elliott. He is qualified to practice law in Hong Kong, the United Kingdom and Canada, and speaks Mandarin Chinese. Mr. McLean holds a degree in law from Queen’s University and a BA (with distinction) from University College, University of Toronto.
B. Compensation of Directors and Executive Officers
Cash compensation
For the year ended December 31, 2009, we paid aggregate cash compensation of approximately $2.1 million to our executive officers. No executive officer is entitled to any severance benefits upon termination of his or her employment with our company except for Fredy Bush, Zhu Shan, Andrew Chang, John McLean and Graham Earnshaw.
Share options
In July 2006, in order to attract and retain the best available personnel, we authorized the grant of options to purchase a maximum of 11,727,602 shares in our company. As of May 31, 2010, there were 4,874,811 common shares issuable upon the exercise of outstanding share options at a weighted average exercise price of $0.78 per share, and there were 3,780,195 common shares available for future issuance upon the exercise of future grants under individual option agreements.
Our shareholders adopted a 2007 share option plan in furtherance of the same purposes on February 7, 2007. The maximum aggregate number of shares that may be issued pursuant to all awards is equal to the lesser of (y) 19,530,205 common shares or (z) a lesser number of common shares determined by the administrator of the plan. As of May 31, 2010, there were 1,900,000 common shares issuable upon the exercise of outstanding share options at a weighted average exercise price of $1.11 per share, and there were 5,771,005 common shares available for future issuance upon the exercise of future grants under our 2007 share option plan.
The following table summarizes, as of May 31, 2010, the options granted to our directors and executive officers and other individuals as a group, without giving effect to options that were exercised or terminated.

	Common
	Shares
	Underlying	Exercise
	Granted	Price		Expiration
	Options	($/share)	Grant Date	Date
Name:
Fredy Bush	—	N/A	N/A	N/A
Zhu Shan	700,000	0.78	July 11, 2006	July 10, 2011
Graham Earnshaw	700,000	0.78	July 11, 2006	July 10, 2011
Andrew Chang	900,000	0.78	July 11, 2006	July 10, 2011
Other individuals as a group	8,168,180	0.78	July 11, 2006	July 10, 2011
Aloysius T. Lawn	30,000	6.50	April 25, 2007	April 24, 2017
	30,000	1.64	April 30, 2008	April 29, 2018
	20,000	0.425	Dec. 31, 2009	Dec. 31, 2019
John H. Springer	30,000	6.50	April 25, 2007	April 24, 2017
	30,000	1.64	April 30, 2008	April 29, 2018
	20,000	0.425	Dec. 31, 2009	Dec. 31, 2019

	Common
	Shares
	Underlying	Exercise
	Granted	Price		Expiration
	Options	($/share)	Grant Date	Date
Long Qiu Yun	30,000	6.50	April 25, 2007	April 24, 2017
	20,000	1.265	June 13, 2008	June 12, 2018
	20,000	0.425	Dec. 31, 2009	Dec. 31, 2019
YGOF Manager, Ltd.	30,000	4.39	Sept. 26, 2007	Sept. 25, 2017
	20,000	1.265	June 13, 2008	June 12, 2018
	20,000	0.425	Dec. 31, 2009	Dec. 31, 2019
Steve Richards	30,000	4.39	Sept. 26, 2007	Sept. 25, 2017
	20,000	1.265	June 13, 2008	June 12, 2018
	20,000	0.425	Dec. 31, 2009	Dec. 31, 2019
Li Shantong	30,000	4.39	Sept. 26, 2007	Sept. 25, 2017
	20,000	1.265	June 13, 2008	June 12, 2018
	20,000	0.425	Dec. 31, 2009	Dec. 31, 2019
David Green	20,000	1.265	June 13, 2008	June 12, 2018
	20,000	0.425	Dec. 31, 2009	Dec. 31, 2019
Zheng Jingsheng	20,000	0.425	Dec. 31, 2009	Dec. 31, 2019
David U. Lee	400,000	1.325	April 1, 2008	Dec. 31, 2011
	500,000	0.305	Jan. 8, 2009	Jan. 8, 2014
Richard Young	500,000	0.305	Jan. 8, 2009	Jan. 8, 2014
John McLean	780,000	0.78	July 11, 2006	July 10, 2011

Total	13,148,180

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
Termination of plan. Unless terminated earlier, our share option plan will expire in 2017. Our board of directors will have the authority to amend or terminate our share option plan subject to shareholder approval to the extent necessary to comply with applicable law. However, no such action may (i) impair the rights of any optionee unless agreed by the optionee and the share option plan administrator or (ii) affect the share option plan administrator’s ability to exercise the powers granted to it under our share option plan.

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
Committees of the Board of Directors
We have four committees under the board of directors: an audit committee, a compensation committee, a nominating and corporate governance committee and an investment committee. We adopted a charter on February 21, 2007 for our audit, compensation, and nominating and corporate governance committees, which became effective upon the closing of our initial public offering in March 2007, and adopted a charter on April 25, 2007 for our investment committee.
Audit committee
We have appointed Aloysius Lawn as chairman of our audit committee and John Springer and Steve Richards as members. Each satisfies the “independence” requirements of the Nasdaq Stock Market, Marketplace Rules and Rule 10A-3 under the Securities Exchange Act of 1934. The audit committee oversees our accounting and financial reporting processes and the audits of the financial statements of our company. The audit committee met 12 times in 2009 and is responsible for, among other things:
•	appointing, retaining and overseeing the work of the independent auditors, including resolving disagreements between the management and the independent auditors relating to financial reporting;

•	pre-approving all auditing and non-auditing services permitted to be performed by the independent auditors;
•	reviewing annually the independence and quality control procedures of the independent auditors;
•	discussing material off-balance sheet transactions, arrangements and obligations with the management and the independent auditors;
•	reviewing and approving all proposed related party transactions;
•	discussing the annual audited financial statements with the management;
•	annually reviewing and reassessing the adequacy of our audit committee charter;
•	meeting separately with the independent auditors to discuss critical accounting policies, management letters, recommendations on internal controls, the auditor’s engagement letter and independence letter and other material written communications between the independent auditors and the management; and
•	attending to such other matters that are specifically delegated to our audit committee by our board of directors from time-to-time.
Compensation committee
We have appointed John Springer as chairman of our compensation committee and David Green as a member. Each satisfies the “independence” requirements of the Nasdaq Stock Market, Marketplace Rules. The compensation committee assists the board in reviewing and approving our compensation structure, including all forms of compensation relating to our directors and executive officers. Our Chief Executive Officer may not be present at any committee meeting while her compensation is deliberated. The compensation committee met seven times in 2009 and is responsible for, among other things:
•	reviewing and approving executive compensation;
•	reviewing periodically and managing any long-term incentive compensation plans, share option plans, annual bonuses, employee pension and welfare benefit plans;
•	determining our policy with respect to change of control or “parachute” payments; and
•	managing and reviewing director and executive officer indemnification and insurance matters.
Nominating and corporate governance committee
We have appointed Harry Nam as chairman of our nominating and corporate governance committee and John Springer as a member. Each satisfies the “independence” requirements of the Nasdaq Stock Market, Marketplace Rules. The nominating and corporate governance committee assists the board of directors in selecting individuals qualified to become our directors and in determining the composition of the board. The nominating and corporate governance committee met three times in 2009 and is responsible for, among other things:
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

Investment committee
We have appointed Harry Nam as chairman of our investment committee and Aloysius Lawn and David Green as members. Each satisfies the “independence” requirements of the Nasdaq Stock Market, Marketplace Rules. The investment committee assists the board of directors in reviewing and approving merger and acquisition transactions and investment transactions proposed by management. The investment committee met three times in 2009 and is responsible for, among other things:
•	reviewing acquisition strategies with management and investigating acquisition candidates on our behalf;
•	recommending acquisition strategies and candidates to the board of directors;
•	authorizing and approving acquisitions and investments by us valued in an amount not to exceed, for any particular acquisition or investment, $5.0 million in cash, stock or a combination thereof; and
•	approving any bank loan, pledge, mortgage or charge of property and assets (whether present or future), guarantees or similar transactions entered into by our company or our subsidiaries in the ordinary course of business, provided that the total financing obligations of our company or our subsidiaries in each such transaction shall not exceed $10.0 million.
Terms of Directors and Executive Officers
In accordance with our articles of association, a director must vacate his directorship if the director resigns, becomes of unsound mind or dies, is absent from board meetings for six consecutive months without special leave from our board and the board resolves that his office be vacated, becomes bankrupt or ceases to be a director under the law or is removed by our shareholders. A director may be removed by an ordinary resolution of our shareholders. Officers of our company shall have such powers and perform such duties in the management, business and affairs of our company as maybe delegated to them by the board of directors from time-to-time. The compensation of our directors is determined by the board of directors, and divided among the directors as determined by the board. There is no maximum age at which a director must retire.
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
D. Employees
As of December 31, 2009, we had 817 full-time employees, including 786 located in the PRC and 31 in Hong Kong. Our employees are not covered by any collective bargaining agreement. We consider our relations with our employees to be good. A functional breakdown of our employees is set out in the following table:

Function	Headquarters	Print	Advertising	Broadcast	Total
Administration	25	6	89	10	130
Finance	26	8	44	16	94
General management	9	2	16	5	32
Information technology	6	—	9	10	25
Pre-/post-production(1)	2	—	108	48	158
Sales and marketing	5	73	258	42	378

Total	73	89	524	131	817

(1)	Pre-/post-production includes our analyst, design, content production and research functions.

As required by PRC regulations, we participate in various employee benefit plans that are organized by municipal and provincial governments, including pension, work-related injury benefits, maternity insurance, medical and unemployment benefit plans. We are required under PRC law to make contributions to the employee benefit plans at specified percentages of the salaries, bonuses and certain allowances of our employees, up to a maximum amount specified by the local government from time-to-time. Members of the retirement plan are entitled to a pension equal to a fixed proportion of the salary prevailing at the member’s retirement date. The total amount of contributions we made to employee benefit plans was $458,565 in 2007, $1,129,529 in 2008 and $1,124,865 in 2009. Our employees in Hong Kong are covered by the Mandatory Provident Fund Scheme. The contribution of our company for the eligible employees is based on 5% of the applicable payroll costs, and contributions are matched by the employees. We contributed $64,853 under this scheme in 2007, $97,195 in 2008 and $39,257 in 2009.
E. Share Ownership
The following table sets forth information with respect to the beneficial ownership of our shares as of May 31, 2010, by:
•	each of our current directors and executive officers; and
•	each person known to us to own beneficially more than 5.0% of our shares.

	Shares Beneficially
	Owned(1)(2)
	Number	%
Directors and Executive Officers:
Fredy Bush(3)	15,930,000	6.0
Zhu Shan	*	*
Andrew Chang	*	*
Graham Earnshaw	*	*
Joseph Chan	*	*
Richard Young	*	*
Aloysius T. Lawn	*	*
John McLean	*	*
Long Qiu Yun	*	*
Steve Richards	*	*
Li Shantong	*	*
David Green	*	*
Allen Hsu(4)	2,955,237	1.1

All directors and executive officers as a group(5)	19,215,387	7.2
Principal Shareholders:
Xinhua Finance Limited(6)	50,054,618	18.7
Patriarch Partners Media Holdings, LLC(7)	64,133,115	24.0
Dragon Era Group Limited(8)	8,830,000	3.3
Yucaipa Global Partnership Fund L.P.(9)	23,258,045	8.7

*	Upon exercise of all options granted, would beneficially own less than 1.0% of our outstanding common shares.

(1)	Beneficial ownership is determined in accordance with Rule 13d-3 of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended, and includes voting or investment power with respect to the securities.

(2)	Percentage of beneficial ownership of each listed person is based on 198,843,675 common shares outstanding as of May 31, 2010, as well as (i) a convertible loan which may be converted into 53,993,460 common shares by Patriarch, (ii) 52,512 Series B convertible preferred shares which may be converted into 14,684,023 common shares by Yucaipa and (ii) the common shares underlying share options and warrants exercisable by such person or group within 60 days of the date of this annual report.

(3)	Includes 8,825,000 common shares owned by Dragon Era Group Limited that are restricted and held in the form of ADR evidencing 4,412,500 ADSs, and 5,000 common shares. Dragon Era Group Limited is wholly-owned by Super Tiger Limited, which in turn is wholly-owned by The Fredy Bush Trust, an irrevocable discretionary trust of which Ms. Bush is settlor. Also includes 440,000 common shares that are owned by The Fredy Bush Family Trust in the form of ADR evidencing 220,000 ADSs, and 660,000 common shares. Also includes 6,000,000 restricted shares issued to Ms. Bush in May 2010, which cannot be sold before April 2015 without the prior approval of our company. Ms. Bush disclaims beneficial ownership of all of our shares held by The Fredy Bush Family Trust. The business address of Ms. Bush is 31/F, The Center, 99 Queen’s Road, Central, Hong Kong.

(4)	Includes 1,871,650 common shares held by Pac-Link Opportunity Fund, 98,508 common shares held by Auto High Profits Limited and 985,079 common shares held by Tai Yuen Venture Capital Investment Corp. Mr. Hsu is a member of the board of directors of the three shareholders and shares the investment and voting power of such shares. Mr. Hsu disclaims beneficial ownership of all of the shares except to the extent of his pecuniary interest therein.

(5)	Includes common shares held by all of our directors and executive officers as a group and common shares issuable upon the exercise of all of the options within 60 days of the date of this annual report held by all of our directors and executive officers.

(6)	Shares are common shares. Xinhua Finance Limited is a public company listed on the Mothers Board of the Tokyo Stock Exchange. The business address of Xinhua Finance Limited is Suite 2103-4, Vicwood Plaza, 199 Des Voeux Road, Central, Hong Kong. The holdings of XFL in our shares have decreased from 100% at our founding.

(7)	Includes 10,139,655 common shares beneficially owned by Patriarch Partners Media Holdings LLC, of which 10,139,654 are restricted and held in restricted ADR form. Also include a $57.8 million convertible loan held by its affiliates that may be converted into 53,993,460 common shares at any time. The business address of Patriarch Partners is 40 Wall Street, 25th Floor, New York, NY 10005.

(8)	Includes 8,825,000 common shares that are restricted and held in the form of ADR evidencing 4,412,500 ADSs, and 5,000 common shares. Dragon Era Group Limited is wholly-owned by Super Tiger Limited, which in turn is wholly-owned by The Fredy Bush Trust, an irrevocable discretionary trust of which Fredy Bush, our chairman and chief executive officer, is settlor. The business address of Dragon Era Group Limited is 31/F, The Center, 99 Queen’s Road, Central, Hong Kong.

(9)	Includes 2,400,000 common shares that are held in the form of ADR evidencing 1,200,000 ADSs, and 6,174,022 common shares. Also includes 52,512 Series B convertible preferred shares held by Yucaipa Global Partnership Fund L.P. and its related entities, YGOF GP Ltd., Yucaipa Global Holdings G.P. and RDBI LLC that may be converted into 14,684,023 common shares at any time. See “Item 7.B. Major shareholders and related party transactions — Related Party Transactions — Transactions with Yucaipa” for additional information on our agreements with Yucaipa. Yucaipa Global Partnership Fund L.P. is controlled by Ronald W. Burkle and its business address is 9130 W. Sunset Boulevard, Los Angeles, CA 90069.
As of May 31, 2010, 198,843,675 of our common shares were issued and outstanding. Approximately 65.93% of our issued and outstanding common shares were held by record holders in the United States, including 57,119,650 ADSs held by the depositary.
Holders of common shares are entitled to one vote per share. We issued common shares represented by our ADSs in our initial public offering.

Our issuance of Series B convertible preferred shares to, and agreements with, Yucaipa have caused changes to the rights of our security holders. We are required to seek the approval of the holders of a majority of the outstanding Series B convertible preferred shares for certain matters, such as authorizing the issuance of any parity shares, and to require the approval of the holders of a majority of the outstanding Series B convertible preferred shares and any outstanding parity shares for certain other matters, such as entering into certain transactions with shareholders or affiliates, or materially changing the scope of our business. In addition, we entered into a shareholders agreement with Yucaipa and XFL that requires XFL to vote its shares in us and take certain other actions to ensure that an individual designated by Yucaipa will remain one of our directors so long as Yucaipa continues to hold at least 50% of the Series B convertible preferred shares originally issued under the share purchase agreement. See “Item 7.B. Major shareholders and related party transactions — Related Party Transactions — Transactions with Yucaipa” for additional information on the Series B convertible preferred shares and our agreements with Yucaipa.
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
Transactions with XFL or its subsidiaries
Any transactions entered into with XFL, its predecessor or its subsidiaries are treated as related party transactions, as set forth below:
Contracts between us and XFL or its subsidiaries
On September 13, 2006, we entered into a Group Services Agreement with XFL. Under this agreement, certain services shall be provided to us in exchange for a variable charge. The agreement covers a wide range of services including management, human resources, finance, legal, corporate communications, public relations, information technology and administrative services. On January 25, 2007, the Group Services Agreement was amended to provide that charges for 2006 under the agreement would not exceed $700,000 and for subsequent years would not exceed $1.0 million. On January 1, 2009, we amended and restated our agreement with XFL. Under the amended and restated agreement, XFL will provide us with only legal services and the service charge will be 50% of the actual cost incurred by XFL’s legal department. We incurred charges of $0.0 million, $0.7 and $0.3 million for 2007, 2008, and 2009, respectively, under the Group Services Agreement.
We have a verbal space arrangement with a subsidiary of XFL, pursuant to which we share costs under a lease held by the subsidiary. We paid $0.4 million, $0.3 million and $0.3 million pursuant to this agreement in 2007, 2008 and 2009, respectively.
The terms and prices of these transactions, taken as a whole, were determined on an arm’s-length basis and we believe we could have obtained comparable terms from independent third parties.

Loan agreements and foreign currency agreement between us and XFL or its subsidiaries
On March 31, 2006, we issued a promissory note in the amount of $38.2 million for the benefit of Xinhua Financial Network and a promissory note in the amount of $68.5 million for the benefit of XFL. Both notes were due on demand and the interest rates were not specified. We issued the promissory notes to borrow money from XFL and Xinhua Financial Network to pay for the costs related to our acquisition from XFL of equity interests XFL held before March 31, 2006 in XFA, the contractual control XFL held before March 31, 2006 in Beijing Century Media and advances from XFL and Xinhua Financial Network enabling us to acquire 19.0% equity interest in Upper Step, and Accord Group Investments Limited. During the year ended December 31, 2007, XFL paid on our behalf earnout consideration related to our acquisitions of Beijing Century Media and XFA of $7.4 million and $25.0 million, respectively, and direct costs of $0.2 million. We repaid $50.0 million in cash to XFL in 2007 and the remaining balance of $113.5 million dollars was permanently waived. For the year ended December 31, 2008, XFL and its subsidiaries paid on our behalf earnout considerations of $2.8 million, $4.5 million and $14.0 million for the acquisitions of Hyperlink, Beijing Century Media and XFA, respectively. As of December 31, 2008, the outstanding balance of $26.3 million, which included earnout consideration of $5.0 million $2.3 million, $4.6 million and $14.0 million for our acquisitions of Economic Observer Advertising, Hyperlink, Beijing Century Media and XFA, respectively, was waived by XFL in 2008. As of December 31, 2008, we owed $1.1 million to XFL and its subsidiaries, which mainly represented corporate overhead expenses paid by XFL on behalf of our company.
On March 5, 2009, we, Xinhua Sports & Entertainment (Shanghai) Limited, Xinhua Financial Network and Shanghai Huacai Investment Advisory Co. Ltd. (“Huacai”), a subsidiary of XFL, entered into an agreement, pursuant to which Huacai advanced RMB 42.8 million (approximately US$6.6 million) to Xinhua Sports & Entertainment (Shanghai) Limited, secured by our U.S. dollar deposits in the amount of $6.23 million. The agreement is to facilitate the conversion of the excess U.S. dollars we hold into RMB for working capital purpose. The terms of this agreement were determined on an arm’s-length basis. On April 7, 2009, Xinhua Sports & Entertainment (Shanghai) Limited repaid the loan and Huacai advanced another RMB42.8 million (approximately US$6.6 million) to Xinhua Sports & Entertainment (Shanghai) Limited on April 21, 2009. Interest expenses of approximately $0.2 million and interest income of approximately $0.2 million were recognized for the year ended December 31, 2009 for these loans and security deposits.
As of December 31, 2009, we owed $0.8 million to XFL and its subsidiaries, which mainly represented security loans to XFN and accrued interest of $6.4 million offset by (i) corporate overhead expenses due to XFL of $0.4 million, (ii) the loan from Huacai and accrued interest of $6.4 million and (iii) corporate overhead expenses paid by XFL on behalf of our company of $0.3 million.
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
Transactions with David U. Lee, Leeding Media LLC, K-Jam Media Inc. and Kia Jam
In April 2008, Xinhua Media Entertainment and Leeding Media, LLC, or Leeding Media, entered into a services agreement. Pursuant to the agreement, Leeding Media agreed to furnish to Xinhua Media Entertainment the services of David U. Lee, who now serves as the Managing Director of Xinhua Media Entertainment. Mr. Lee is the sole shareholder of Leeding Media, which is a shareholder of Xinhua Media Entertainment. The agreement has an initial term of 24 months starting from April 1, 2008, and shall continue indefinitely thereafter until terminated. The agreement may be terminated by Xinhua Media Entertainment at any time for cause, by mutual consent, by six month’s written notice by either party after the expiry of the initial term, or upon certain other events. David U. Lee separately warranted to Xinhua Media Entertainment that, among other things, Xinhua Media Entertainment has the rights and remedies against Mr. Lee that it otherwise would have were Mr. Lee a direct employee.
In April 2008, Xinhua Media Entertainment, Leeding Media, David U. Lee, K-Jam Media Inc., Kia Jam and Xinhua Finance Media entered into a shareholders’ agreement pursuant to which Leeding Media agreed to introduce Xinhua Media Entertainment to business opportunities and provide the services of Mr. Lee to act as the Managing Director of Xinhua Media Entertainment. A dividend is payable to shareholders of Xinhua Media Entertainment under the agreement according to a predetermined formula. The agreement also provides for certain shareholder rights including tag-along and drag-along rights and a right of first refusal for existing shareholders to purchase additional shares in Xinhua Media Entertainment in the event of the sale of additional shares.

In May 2010, Xinhua Media Entertainment extended its services agreement with Leeding Media, LLC for a period of 12 months. The terms and conditions of the extension are substantially the same as the original services agreement entered into between the parties in April 2010, with the exception of one modification that specifies how the parties work together. Under the extension, for business transactions that Leeding Media submits to Xinhua Media Entertainment for consideration, if Xinhua Media Entertainment elects to not proceed with the transaction, then Leeding Media shall have right to work with third parties on terms and conditions that are substantially the same as terms and conditions originally presented to Xinhua Media Entertainment.
Transactions with Shanghai Wai Gao Qiao (Group) Co., Ltd.
Shanghai Wai Gao Qiao (Group) Co., Ltd., or Wai Gao Qiao, held 2.4% of the equity interest in us as of May 31, 2010 via its wholly-owned subsidiary, Honour Rise Services Limited. The transactions we entered into with Wai Gao Qiao and its subsidiaries, including, but not limited to, Shanghai Camera, are treated as related party transactions, as set forth below. The terms and prices of these transactions, taken as a whole, were determined on an arm’s-length basis and we believe we could have obtained comparable terms from independent third parties.
In January 2007, through an entrusted loan arrangement with the Agricultural Bank of China, our affiliated entity, Shanghai Yuan Zhi Advertising Co., Ltd., loaned $2.3 million (RMB15.5 million) to Shanghai Wai Gao Qiao Free Trade Zone Development Co., Ltd. to finance their working capital. The loan is unsecured, non-interest bearing and will mature in January 2010. The loan was fully repaid in 2008.
In December 2008, through an entrusted loan arrangement with the Agricultural Bank of China, Shanghai Yuan Zhi Advertising Co., Ltd., our affiliated entity, loaned $2.3 million (RMB15.5 million) to Wai Gao Qiao to finance its working capital. The loan is unsecured, non-interest bearing and will mature in December 2011. Wai Gao Qiao has, however, verbally agreed to repay this loan on demand.
In December 2009, we terminated the strategic cooperation relationship with Shanghai Camera and we have made full provision for the outstanding loan of $2.3 million (RMB15.5 million) for the year ended December 31, 2009.
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
In December 2009, we terminated the strategic cooperation relationship with Shanghai Camera and we have made full provision for the outstanding loan and due balance of US$5.1 million for the year ended December 31, 2009.
Transactions with Patriarch Partners
Patriarch Partners and its affiliates held 4.5% of the equity interests of XFL and 24.0% of our equity interests as of May 31, 2010. Patriarch Partners held 15,585,254 of our convertible preferred shares before our initial public offering, which automatically converted into 15,585,254 common shares upon the completion of our initial public offering. We accrued a premium over the redemption period of the preferred shares as a deemed dividend with a debit to our retained earnings of $2.2 million for the period from the date of issuance of the preferred shares to July 24, 2006. Dividends declared to redeemable convertible preferred shares were $5.3 million and $1.4 million for the years ended December 31, 2006 and 2007, respectively. No further dividends are payable on the preferred shares that were held by Patriarch Partners.

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
2008 convertible loan facility agreement among us, Zohar CDO 2003-1, Limited and Zohar II 2005-1, Limited, together with Patriarch Partners Agency Services LLC
On October 21, 2008, we entered into a credit agreement with Zohar CDO 2003-1, Limited and Zohar II 2005-1, Limited, as lenders, together with Patriarch Partners Agency Services, LLC, as agent for the lenders. Each of the lenders and the agent are affiliates of Patriarch Partners. The facility is for a term of four years and is secured by a pledge of our television assets. The amount outstanding under the loan facility was convertible into our common shares at an initial conversion price of $1.12 per common share for the period from October 21, 2009 to October 20, 2010. The conversion price was initially increased to $1.37 per common share for the period from October 21, 2010 to October 20, 2011 and initially to $1.62 per common share for the period after October 21, 2012. We also granted certain registration rights, pre-emptive rights and tag-along rights to the lenders. As of the date of this annual report, the outstanding principal amount under the secured convertible loan facility is $41.5 million. In addition, we obtained a term loan of $7.6 million from Patriarch. We did not meet certain financial covenants contained in the secured convertible loan facility for the quarter ended September 30, 2009, for which we received a waiver. We also did not meet these financial covenants for the quarters ended December 31, 2009, March 31, 2010 and June 30, 2010. We entered into an amendment and waiver to the secured convertible loan facility on July 12, 2010, which effectively waives our breach of financial covenants for the quarters ended December 31, 2009, March 31, 2010 and June 30, 2010 and up to the date of the amendment, and lowers the financial covenants pertaining to minimum consolidated EBITDA, minimum interest coverage ratio and maximum leverage ratio, in each case on a prospective basis.

In connection with the amendment to the secured convertible loan facility, (i) we designated and issued 78,295 Series C convertible preferred shares to the lenders, convertible into 25% of our fully diluted common equity, (ii) we repaid $16.3 million of the convertible loan balance of which $8.7 million was repaid from the proceeds of the sale of our printing business and the remaining $7.6 million was repaid through an additional non-convertible term-loan of $7.6 million from the lenders. The amendment, among others, required us to grant the lenders additional security in our assets as collateral, required each of our offshore subsidiaries to guarantee our obligations under the secured convertible loan facility (including the additional non-convertible term loan) and requires us to make mandatory prepayments upon the occurrence of any debt or equity offering or asset sales by us or any of our subsidiaries.
The approval of the holders of a majority of the outstanding Series C convertible preferred shares is required for certain matters, such as authorizing the issuance of any Series C parity shares, while the approval of the holders of a majority of the outstanding Series C convertible preferred shares and any outstanding Series C parity shares is required for certain other matters, such as entering into certain transactions with shareholders or affiliates, or materially changing the scope of our business. Upon any liquidation, the Series C convertible preferred shares would be entitled to a liquidation preference. The holders of the Series C convertible preferred shares have the right to require that their shares be redeemed by us upon the occurrence of certain events, such as a change of control of our company, any substantial asset sales or our receipt of any tender offer, exchange offer or repurchase offer for more than 50% of our outstanding common shares.
The Series C convertible preferred shares are a newly-created series having certain preferences, limitations and relative rights. Subject to limitations on conversion in certain circumstances, at the option of the holders, the Series C convertible preferred shares can be converted into 104,854,627 common shares at any time. The conversion rate at any time shall be determined by dividing (x) the stated value per share, which is $100.00 per Series C convertible preferred share, subject to adjustment in the event of any subdivision or combination of the outstanding convertible preferred shares by (y) the then applicable conversion price, initially equal to $0.0747 per share, but subject to adjustment. The Series C convertible preferred shares are non-voting and, with respect to distribution and any liquidation or dissolution of our company, rank junior to the Series B convertible preferred shares.
Transactions with Yucaipa
Share purchase agreement between us and Yucaipa
Yucaipa Global Partnership Fund L.P. and its affiliates, or Yucaipa, held 4.3% of our equity interests as of May 31, 2010. Yucaipa also holds 352,512 of our Series B convertible preferred shares, 300,000 of which were purchased for $30.0 million pursuant to a share purchase agreement entered into on February 18, 2008 and the remainder as in-kind dividends pursuant to the terms of the share purchase agreement. These Series B convertible preferred shares can be converted to 14,684,023 common shares at any time. The purchase price was determined through our arm’s-length transaction with Yucaipa.
The Series B convertible preferred shares have certain preferences, limitations and relative rights. The Series B convertible preferred shares are convertible into common shares at the option of holders based on a conversion formula at any time after the first anniversary of the closing of the placement on February 28, 2008, or upon the occurrence of certain other events. The conversion rate at any time shall be determined by dividing an amount equal to the sum of (x) the stated value per share, which is $100.00 per convertible preferred share subject to adjustment in the event of any subdivision or combination of the outstanding preferred shares, plus (y) the amount of any accrued dividends per share then remaining unpaid on each convertible preferred share being converted by the then applicable conversion price, initially equal to $3.00 per share, but subject to adjustment.
Yucaipa, as a holder of our Series B convertible preferred shares, is entitled to vote on an “as converted” basis together with the holders of our common shares. Moreover, the approval of the holders of a majority of the outstanding Series B convertible preferred shares is required for certain matters, such as authorizing the issuance of any parity shares, while the approval of the holders of a majority of the outstanding Series B convertible preferred shares and any outstanding parity shares is required for certain other matters, such as entering into certain transactions with shareholders or affiliates, or materially changing the scope of our business. The Series B convertible preferred shares are entitled to quarterly preferred dividends at the rate of 8.0% per annum payable in cash or, at our option subject to certain limitations, through the issuance of additional Series B convertible preferred shares. Upon any liquidation, the Series B convertible preferred shares would be entitled to a liquidation preference. The holders of the Series B convertible preferred shares have the right to require that their shares be redeemed by us upon the occurrence of certain events.

Shareholders agreement among us, Yucaipa and XFL
The shareholders agreement requires XFL to vote its shares in us and take certain other actions to ensure that an individual designated by Yucaipa will remain one of our directors so long as Yucaipa continues to hold at least 50% of the Series B convertible preferred shares originally issued under the share purchase agreement. The shareholders agreement also provides Yucaipa with certain tag-along rights in connection with certain sales by Xinhua Finance Limited of common shares it holds in us.
Registration rights agreement between us and Yucaipa
Pursuant to a registration rights agreement dated February 28, 2008, we have granted Yucaipa piggyback registration rights. A total of 10,000,000 common shares of our company are covered by registration rights, assuming all of the outstanding Series B convertible preferred shares are converted, there are no accrued and unpaid dividends and the conversion price is not adjusted.
Transactions with Hunan Television & Broadcast Intermediary Co., Ltd.
Long Qiu Yun has served as our independent director since March 2007 and as a director of our subsidiary, Beijing Perspective Orient, from July 2006 to October 2007. Mr. Long also has served as the Board Chairman and General Manager of Hunan Television & Broadcast Intermediary Co., Ltd., or Hunan Television, since 1995. In July 2006, we acquired 51% of the equity of Beijing Perspective Orient from Hunan Television through Beijing Century Media, an affiliated entity. Xinhua Financial Network financed the purchase price for this acquisition.
In October, 2007, we acquired, through Beijing Century Media, the remaining 49% of the equity of Beijing Perspective Orient for RMB 16.0 million ($2.3 million). In connection with the acquisition of the remaining 49% equity interest in Beijing Perspective Orient, we entered into a share subscription agreement and deed of non-competition undertaking and release with Whole Fortune Limited, or Whole Fortune, a limited liability company controlled by Hunan Television and incorporated in the British Virgin Islands. Pursuant to these agreements, we issued 2,043,347 common shares to Whole Fortune in exchange for its entering into a non-competition agreement with us. Under the non-competition agreement, Whole Fortune promised that it and its affiliates will not compete with us or our affiliates outside of China for a term of four years. The common shares we issued to Whole Fortune were valued at $4.06 per share and had an aggregate value of $8.3 million. The terms of this non-competition agreement, including the price paid by us, when taken as a whole with the acquisition of 49% of the equity interest in Beijing Perspective Orient by Beijing Century Media, were determined on an arm’s length basis, and we believe the terms are comparable to terms we could obtain from independent third parties. See “Item 5.A. Operating and financial review and prospects — Operating Results — Acquisitions.”
Share restructuring
On September 22, 2006, we issued 4,099,968 warrants and 6,478,437 common shares and XFL paid $9.1 million to Sino Investment Holdings Limited the 37.0% shareholder of our subsidiary Upper Step Holdings, and the 61.0% shareholder of Accord Group Investments Limited, another subsidiary of ours, in exchange for its shareholdings in Upper Step Holdings, and 451,107 common shares in exchange for its shareholdings in Accord Group Investments Limited. The warrants are exercisable at an initial price of $3.659 per share. In addition, Sino Investment issued a demand promissory note to us in the amount of $7.9 million as part of this transaction, which has no specified interest rate. The warrants are immediately exercisable and valid for a period of five years.
On August 7, 2007, the terms of the promissory note were amended so that the amount is repayable on or prior to November 9, 2011 and an 8.0% interest was applied to the promissory note. As of January 21, 2008, a revised repayment agreement was concluded which states that $2.5 million will be repaid on March 31, 2009, $2.5 million will be repaid on March 31, 2010, and the remaining outstanding principal amount will be repaid on March 31, 2011. The interest rate is stated at 8.0% per annum and accrued from November 10, 2006.
As of December 31, 2008, Sino Investment was in default with respect to interest payments on the promissory note. We have reserved our rights in full.

Transaction with Fredy Bush
On March 8, 2010 we entered into a loan agreement with Fredy Bush, our Chief Executive Officer, for a bridge loan in the amount of $1.5 million. The purpose of the bridge loan is to fund our working capital needs on a short-term basis. The interest payable on the loan is 4.0% per annum. In connection therewith, we issued 6,000,000 restricted shares to Ms. Bush on May 19, 2010 which may not be sold prior to April 2, 2015 without the prior consent of our company. We repaid this loan in June 2010.
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
Legal Proceedings
In October 2007, we purchased from UBS Financial Services, Inc. a $25.0 million principal protected note issued by Lehman Brothers Holdings Inc., or Lehman Brothers, linked to the FTSE/Xinhua China 25 Index, which matured in January 2009. In July 2008, we borrowed $14.0 million from UBS AG using the principal protected note as collateral. On September 15, 2008, Lehman Brothers filed for bankruptcy, and, after we refused to post additional collateral for the loan, UBS AG filed a demand for arbitration with the American Arbitration Association against us seeking repayment of the loan on September 25, 2008. On October 28, 2008, we filed our defense to the demand as well as a cross claim against UBS Financial Services, Inc. for an amount in excess of $25.0 million. We took full provision of $24.9 million against the principal protection note as of December 31, 2008. On October 1, 2009, we settled this dispute with UBS Financial Services and UBS AG.
Dividend Policy
We have never declared or paid any dividends on our common shares, nor do we have any present plan to pay any cash dividends on our ADSs in the foreseeable future. We currently intend to retain most of our available funds and any future earnings to operate and expand our business. We have, however, paid dividends to the holder of our series A convertible preferred shares of approximately $1.3 million, $0.0 million and $0.0 million for the years ended December 31 2007, 2008 and 2009, respectively. We discontinued these dividends upon conversion of the series A convertible preferred shares. The terms of the 2008 credit agreement preclude us from paying any dividends on our common shares.
Holders of our series B convertible preferred shares are entitled to dividends at 8.0% per annum of the stated value of such series B convertible preferred shares, payable at each fiscal quarter in cash or stock at our option. We have issued an aggregate of 52,512 Series B convertible preferred shares as dividends to the holder of such shares as of the date of this annual report.
As we are a holding company, we rely on dividends paid to us by our wholly-owned subsidiaries Upper Step Holdings Limited, Accord Group Investments Limited, XFA, Profitown Group, East Alliance Limited and Small World Television, all of which are British Virgin Islands business companies, by our wholly-owned subsidiaries EconWorld Media, Singshine Marketing and Xinhua Finance Media (Hong Kong) Limited, all of which are Hong Kong companies, and by our indirect subsidiary Xinhua Media Entertainment in which we hold a 75% interest, a Cayman Islands company, for our cash requirements, including the funds necessary to pay dividends and other cash distributions to our shareholders, service any debt we may incur and pay our operating expenses.

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
Agreement with JCBN
In 2007 we acquired a 100% equity interest in JCBN China, a leading advertising agent for China’s online property and imported spirits sectors, and a 100% equity interest in Profitown Group, a below-the-line marketing services provider. The acquisition agreement required us to make an earnout payment to the former owner of JCBN in the amount of approximately $2.4 million for the year ended December 31, 2008, which remains outstanding as of the date of this annual report. We have no earnout obligations for the year ended December 31, 2009. In addition, during our audit of JCBN’s financial results for the year ended December 31, 2009, we identified two transactions for which the collectability of receivables was uncertain. We accounted for these transactions using the cash basis of accounting, and accordingly recorded no significant revenue for these transactions. In connection with our ongoing corporate restructuring, and due to the performance history of JCBN, we ceased operations of the JCBN businesses in 2010.
We entered into a settlement agreement with the former owner of JCBN China and Profitown Group, collectively JCBN, in June 2010, pursuant to which we will pay the 2008 earnout amount by issuing shares in our company with an aggregate market value of approximately $2.4 million. We will issue these shares on December 28, 2010, and they will be subject to a six-month lockup period. In addition, we will transfer the entirety of our equity interest in JCBN back to the original selling shareholders. As consideration for this payment, the former owner of JCBN will agree to waive all claims against us for earnout payments.
B. Significant Changes
Except as disclosed elsewhere in this annual report, we have not experienced any significant changes since the date of our audited consolidated financial statements included in this annual report.

Item 9. The Offer and Listing
A. Offering and Listing Details
Our ADSs, each representing one common share, have been listed on the Nasdaq since March 9, 2007.
The following table provides the high and low trading prices for our ADSs on the Nasdaq for (1) the years 2007, 2008 and 2009, (2) each of the past six quarters, and (3) each of the past six months.

	Sales Price
	High	Low
Annual High and Low
2007 (from March 9, 2007)	$13.00	$5.06
2008	6.28	0.31
2009	1.98	0.22
Quarterly Highs and Lows
Fourth Quarter 2008	1.59	0.31
First Quarter of 2009	0.79	0.22
Second Quarter of 2009	1.06	0.45
Third Quarter of 2009	1.98	0.79
Fourth Quarter of 2009	1.81	0.80
First Quarter of 2010	0.89	0.56
Monthly Highs and Lows
January 2010	0.89	0.60
February 2010	0.79	0.56
March 2010	0.74	0.58
April 2010	0.87	0.60
May 2010	0.68	0.34
June 2010	0.37	0.30
July 2010 (through July 9, 2010)	0.38	0.29
B. Plan of Distribution
Not applicable.
C. Markets
Our ADSs, each representing two common shares, have been listed on the Nasdaq Global Market since March 9, 2007 under the symbol “XFML.” In connection with our re-positioning, we changed our name from Xinhua Finance Media Limited to Xinhua Sports & Entertainment Limited, and changed our trading symbol to “XSEL” on March 2, 2009.
D. Selling Shareholders
Not applicable.
E. Dilution
Not applicable.
F. Expenses of the Issue
Not applicable.
Item 10. Additional Information
A. Share Capital
Not applicable.
B. Memorandum and Articles of Association
We incorporate by reference into this annual report the description of our amended and restated memorandum of association contained in our F-1 registration statement (File No. 333-140808) originally filed with the SEC on February 21, 2007, as amended. Our shareholders adopted our amended and restated memorandum and articles of association by a special resolution on February 7, 2007 and by a special resolution on January 15, 2009, further amended our amended and restated memorandum and articles of association, inter alia, to reflect the change of our name from “Xinhua Finance Media Limited” to “Xinhua Sports & Entertainment Limited.”

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
Cayman Islands Taxation
The Cayman Islands currently levies no taxes on individuals or corporations based upon profits, income, gains or appreciation and there is no taxation in the nature of inheritance tax or estate duty. There are no other taxes likely to be material to our company levied by the Government of the Cayman Islands except for stamp duties which may be applicable on instruments executed in, or brought within, the jurisdiction of the Cayman Islands. There are no exchange control regulations or currency restrictions in the Cayman Islands.
United States Federal Income Taxation
The following discussion describes the material U.S. federal income tax consequences to U.S. Holders (as defined below) under present law of an investment in the ADSs or common shares. This discussion applies only to U.S. Holders that hold the ADSs or common shares as capital assets (generally, property held for investment) and that have the U.S. dollar as their functional currency. This discussion is based on the tax laws of the United States in effect as of the date of this annual report and on U.S. Treasury regulations in effect or, in some cases, proposed as of the date of this annual report, as well as judicial and administrative interpretations thereof available on or before such date. All of the foregoing authorities are subject to change, which change could apply retroactively and could affect the tax consequences described below.
The following discussion does not address the tax consequences to any particular investor or to persons in special tax situations such as:
•	banks and other financial institutions;
•	insurance companies;
•	regulated investment companies;
•	real estate investment trusts;
•	broker-dealers;
•	traders that elect to use a mark-to-market method of accounting;
•	U.S. expatriates;
•	tax-exempt entities;
•	persons liable for alternative minimum tax;

•	persons holding an ADS or common share as part of a straddle, hedging, conversion or integrated transaction;
•	persons that actually or constructively own 10% or more of the total combined voting power of all classes of our voting stock;
•	persons who acquired ADSs or common shares pursuant to the exercise of any employee share option or otherwise as compensation; or
•	partnerships or other pass-through entities, or persons holding ADSs or common shares through such entities.
INVESTORS ARE URGED TO CONSULT THEIR TAX ADVISORS ABOUT THE APPLICATION OF THE U.S. FEDERAL TAX RULES TO THEIR PARTICULAR CIRCUMSTANCES AS WELL AS THE STATE, LOCAL, NON-U.S. AND OTHER TAX CONSEQUENCES TO THEM OF THE PURCHASE, OWNERSHIP AND DISPOSITION OF ADSs OR COMMON SHARES.
The discussion below of the U.S. federal income tax consequences to “U.S. Holders” will apply to you if you are a beneficial owner of our ADSs or common shares and you are, for U.S. federal income tax purposes,
•	an individual who is a citizen or resident of the United States;
•	a corporation (or other entity treated as a corporation for U.S. federal income tax purposes) created or organized in the United States or under the laws of the United States, any State thereof or the District of Columbia;
•	an estate, the income of which is subject to U.S. federal income taxation regardless of its source; or
•	a trust that (i) is subject to the primary supervision of a court within the United States and the control of one or more U.S. persons for all substantial decisions or (ii) has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person.
The tax treatment of a partner in a partnership (or other entity treated as a partnership for U.S. federal income tax purposes) that holds our ADSs or common shares will depend on the status of such partner and the activities of such partnership. If you are a partner in such partnership, you should consult your tax advisors.
The discussion below assumes that the representations contained in the deposit agreement are true and that the obligations in the deposit agreement and any related agreement have been and will be complied with in accordance with their terms. If you hold ADSs, you should be treated as the holder of the underlying common shares represented by those ADSs for U.S. federal income tax purposes.
The U.S. Treasury has expressed concerns that intermediaries in the chain of ownership between the holder of an ADS and the issuer of the security underlying the ADS may be taking actions that are inconsistent with the beneficial ownership of the underlying security (for example, pre-releasing ADSs to persons that do not have the beneficial ownership of the securities underlying the ADSs). Accordingly, the availability of the reduced tax rate for dividends received by certain non-corporate U.S. Holders, including individual U.S. Holders (as discussed below), could be affected by actions taken by intermediaries in the chain of ownership between the holders of ADSs and our company if as a result of such actions the holders of ADSs are not properly treated as beneficial owners of the underlying common shares.
Taxation of dividends and other distributions on the ADSs or common shares
Subject to the passive foreign investment company rules discussed below, the gross amount of any distributions we make to you with respect to the ADSs or common shares generally will be includible in your gross income as dividend income on the date of receipt by the depositary, in the case of ADSs, or by you, in the case of common shares, but only to the extent that the distribution is paid out of our current or accumulated earnings and profits (as determined under U.S. federal income tax principles). The dividends will not be eligible for the dividends-received deduction allowed to corporations in respect of dividends received from other U.S. corporations. To the extent that the amount of the distribution exceeds our current and accumulated earnings and profits (as determined under U.S. federal income tax principles), such excess amount will be treated first as a tax-free return of your tax basis in your ADSs or common shares, and then, to the extent such excess amount exceeds your tax basis in your ADSs or common shares, as capital gain. We currently do not, and we do not intend to, calculate our earnings and profits under U.S. federal income tax principles. Therefore, a U.S. Holder should expect that a distribution will generally be reported as a dividend even if that distribution would otherwise be treated as a non-taxable return of capital or as a capital gain under the rules described above.

With respect to certain non-corporate U.S. Holders, including individual U.S. Holders, for taxable years beginning before January 1, 2011, dividends may be taxed at the lower capital gains rate applicable to “qualified dividend income,” provided that (i) either (a) the ADSs or common shares, as applicable, are readily tradable on an established securities market in the United States or (b) we are eligible for the benefits of a qualifying income tax treaty with the United States that includes an exchange of information program, (ii) we are neither a passive foreign investment company nor treated as such with respect to you (as discussed below) for the taxable year in which the dividend was paid and the preceding taxable year and (iii) certain holding period requirements are met. Under U.S. Internal Revenue Service authority, ADSs or common shares will be considered for purposes of clause (i) above to be readily tradable on an established securities market in the United States if they are listed on the Nasdaq Global Market, as are our ADSs (but not our common shares). If we are treated as a “resident enterprise” for PRC tax purposes under the New EIT Law, we may be eligible for the benefits of the income tax treaty between the United States and the PRC. For more information regarding the New EIT Law, see “Item 3.D. Key Information — Risk Factors — Risks related to the regulation of our business and to our structure— We may be treated as a resident enterprise for PRC tax purposes and our global income may be subject to PRC tax under PRC tax law, which would have a material adverse effect on our results of operations.” You should consult your tax advisors regarding the availability of the lower capital gains rate applicable to qualified dividend income for dividends paid with respect to our ADSs or common shares.
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
If PRC withholding taxes apply to dividends paid to you with respect to our ADSs or common shares, subject to certain conditions and limitations, such PRC withholding taxes may be treated as foreign taxes eligible for credit against your U.S. federal income tax liability. For more information regarding such PRC withholding taxes, see “Item 3.D. Key Information — Risk Factors — Risks related to the regulation of our business and to our structure — Foreign holders of our ADSs or common shares may be subject to PRC withholding tax on dividends payable by us and on gains realized on the sale of our ADSs or common shares if we are classified as a PRC ‘resident enterprise.’” The rules relating to the determination of the foreign tax credit are complex, and you should consult your tax advisors regarding the availability of a foreign tax credit in your particular circumstances.
Taxation of disposition of ADSs or common shares
Subject to the passive foreign investment company rules discussed below, you will recognize taxable gain or loss on any sale, exchange or other taxable disposition of an ADS or common share equal to the difference between the amount realized (in U.S. dollars) for the ADS or common share and your tax basis (in U.S. dollars) in the ADS or common share. The gain or loss generally will be a capital gain or loss. If you are a non-corporate U.S. Holder, including an individual U.S. Holder, that has held the ADS or common share for more than one year, you may be eligible for reduced tax rates. The deductibility of capital losses is subject to limitations. Any gain or loss that you recognize on a disposition of ADSs or common shares will generally be treated as U.S. source income or loss for foreign tax credit limitation purposes. However, if we are treated as a “resident enterprise” for PRC tax purposes, we may be eligible for the benefits of the income tax treaty between the United States and the PRC. In such event, if PRC withholding taxes were to be imposed on any gain from the disposition of the ADSs or common shares, a U.S. Holder that is eligible for the benefits of the income tax treaty between the United States and the PRC may elect to treat the gain as PRC source income. For more information regarding such PRC withholding taxes, see “Item 3.D. Key Information — Risk Factors — Risks related to the regulation of our business and to our structure — Foreign holders of our ADSs or common shares may be subject to PRC withholding tax on dividends payable by us and on gains realized on the sale of our ADSs or common shares if we are classified as a PRC ‘resident enterprise.’” You should consult your tax advisors regarding the proper treatment of gain or loss in your particular circumstances.

Passive foreign investment company
Based on the market price of our ADSs, the value of our assets, and the composition of our income and assets, although not free from doubt, we do not believe that we were a passive foreign investment company (“PFIC”) for U.S. federal income tax purposes for our taxable year ended December 31, 2009. However, the application of the PFIC rules is subject to uncertainty in several respects, including how the contractual arrangements between us and our affiliated entities will be treated for purposes of the PFIC rules, and we cannot assure you that the U.S. Internal Revenue Service will not take a contrary position. A non-U.S. corporation will be a PFIC for U.S. federal income tax purposes for any taxable year if either:
•	at least 75% of its gross income for such year is passive income; or
•	at least 50% of the value of its assets (based on an average of the quarterly values of the assets) during such year is attributable to assets that produce passive income or are held for the production of passive income.
For this purpose, we will be treated as owning our proportionate share of the assets and earning our proportionate share of the income of any other corporation in which we own, directly or indirectly, at least 25% (by value) of the stock. In applying this rule, however, it is not clear whether the contractual arrangements between us and our affiliated entities will be treated as ownership of stock.
We must make a separate determination after the close of each taxable year as to whether we were a PFIC for that year. Because the value of our assets for purposes of the PFIC test will generally be determined by reference to the market price of our ADSs or common shares, fluctuations in the market price of the ADSs or common shares may cause us to become a PFIC. In addition, changes in the composition of our income or assets may cause us to become a PFIC.
If we are a PFIC for any taxable year during which you hold ADSs or common shares, we generally will continue to be treated as a PFIC with respect to you for all succeeding years during which you hold the ADSs or common shares, unless we cease to be a PFIC and you make a “deemed sale” election with respect to the ADSs or common shares, as applicable. If such election is made, you will be deemed to have sold the ADSs or common shares you hold at their fair market value and any gain from such deemed sale would be subject to the rules described in the following two paragraphs. After the deemed sale election, your ADSs or common shares with respect to which the deemed sale election was made will not be treated as shares in a PFIC unless we subsequently become a PFIC.
For each taxable year that we are treated as a PFIC with respect to you, you will be subject to special tax rules with respect to any “excess distribution” you receive and any gain you recognize from a sale or other disposition (including a pledge) of the ADSs or common shares, unless you make a “mark-to-market” election as discussed below. Distributions you receive in a taxable year that are greater than 125% of the average annual distributions you received during the shorter of the three preceding taxable years or your holding period for the ADSs or common shares will be treated as an excess distribution. Under these special tax rules:
•	the excess distribution or recognized gain will be allocated ratably over your holding period for the ADSs or common shares;
•	the amount allocated to the current taxable year, and any taxable years in your holding period prior to the first taxable year in which we were a PFIC, will be treated as ordinary income; and
•	the amount allocated to each other taxable year will be subject to the highest tax rate in effect for individuals or corporations, as applicable, for each such year and the interest charge generally applicable to underpayments of tax will be imposed on the resulting tax attributable to each such year.

The tax liability for amounts allocated to taxable years prior to the year of disposition or excess distribution cannot be offset by any net operating losses for such years, and gains (but not losses) from a sale or other disposition of the ADSs or common shares cannot be treated as capital, even if you hold the ADSs or common shares as capital assets.
If we are treated as a PFIC with respect to you for any taxable year, to the extent any of our subsidiaries are also PFICs or we make direct or indirect equity investments in other entities that are PFICs, you may be deemed to own shares in such lower-tier PFICs that are directly or indirectly owned by us in that proportion which the value of the ADSs or common shares you own bears to the value of all of our ADSs and common shares, and you may be subject to the rules described in the preceding two paragraphs with respect to the shares of such lower-tier PFICs that you would be deemed to own. You should consult your tax advisors regarding the application of the PFIC rules to any of our subsidiaries.
A U.S. Holder of “marketable stock” (as defined below) in a PFIC may make a mark-to-market election for such stock to elect out of the PFIC rules described above regarding excess distributions and recognized gains. If you make a mark-to-market election for the ADSs or common shares, you will include in income for each year that we are a PFIC an amount equal to the excess, if any, of the fair market value of the ADSs or common shares you hold as of the close of your taxable year over your adjusted basis in such ADSs or common shares. You will be allowed a deduction for the excess, if any, of the adjusted basis of the ADSs or common shares over their fair market value as of the close of the taxable year. However, deductions will be allowable only to the extent of any net mark-to-market gains on the ADSs or common shares included in your income for prior taxable years. Amounts included in your income under a mark-to-market election, as well as any gain from the actual sale or other disposition of the ADSs or common shares, will be treated as ordinary income. Ordinary loss treatment will apply to the deductible portion of any mark-to-market loss on the ADSs or common shares, as well as to any loss from the actual sale or other disposition of the ADSs or common shares, to the extent that the amount of such loss does not exceed the net mark-to-market gains previously included for such ADSs or common shares. Your basis in the ADSs or common shares will be adjusted to reflect any such income or loss amounts. The tax rules that apply to distributions by corporations which are not PFICs would apply to distributions by us, except that the lower capital gains rate applicable to qualified dividend income (discussed above under “— Taxation of dividends and other distributions on the ADSs or common shares”) would not apply.
The mark-to-market election is available only for “marketable stock,” which is stock that is regularly traded on a qualified exchange or other market, as defined in applicable U.S. Treasury regulations. Our ADSs are listed on the Nasdaq Global Market, which is a qualified exchange or other market for these purposes. Consequently, if the ADSs continue to be listed on the Nasdaq Global Market and are regularly traded, and you are a holder of ADSs, we expect that the mark-to-market election would be available to you if we were to become a PFIC. Because a mark-to-market election cannot be made for equity interests in any lower-tier PFICs that we own, a U.S. Holder may continue to be subject to the PFIC rules described above regarding excess distributions and recognized gains with respect to its indirect interest in any investments held by us that are treated as an equity interest in a PFIC for U.S. federal income tax purposes. You should consult your tax advisors as to the availability and desirability of a mark-to-market election, as well as the impact of such election on interests in any lower-tier PFICs.
Alternatively, a U.S. Holder of stock of a PFIC may make a “qualified electing fund” election with respect to such corporation to elect out of the PFIC rules described above regarding excess distributions and recognized gains. A U.S. Holder that makes a qualified electing fund election with respect to a PFIC will generally include in income for a taxable year such holder’s pro rata share of the corporation’s income for the taxable year. However, you may make a qualified electing fund election with respect to your ADSs or common shares only if we agree to furnish you annually with certain tax information, and we currently do not intend to prepare or provide such information.
Under newly enacted legislation, unless otherwise provided by the U.S. Treasury, each U.S. shareholder of a PFIC is required to file an annual report containing such information as the U.S. Treasury may require. Prior to such legislation, a U.S. shareholder of a PFIC was required to file U.S. Internal Revenue Service Form 8621 only for each taxable year in which such shareholder received distributions from the PFIC, recognized gain on a disposition of the PFIC stock, or made a “reportable election.” If we become a PFIC, you should consult your tax advisors regarding any reporting requirements that may apply to you.

You are strongly urged to consult your tax advisor regarding the application of the PFIC rules to your investment in ADSs or common shares.
Information reporting and backup withholding
Dividend payments with respect to ADSs or common shares and proceeds from the sale, exchange or other disposition of ADSs or common shares may be subject to information reporting to the U.S. Internal Revenue Service and possible U.S. backup withholding at a current rate of 28%. Backup withholding will not apply, however, to a U.S. Holder that furnishes a correct taxpayer identification number and makes any other required certification or that is otherwise exempt from backup withholding. U.S. Holders that are required to establish their exempt status generally must provide such certification on U.S. Internal Revenue Service Form W-9. Under newly enacted legislation, for taxable years beginning after March 18, 2010, certain individuals holding the ADSs or common shares other than in an account at a financial institution may be subject to additional information reporting requirements. U.S. Holders should consult their tax advisors regarding the application of the U.S. information reporting and backup withholding rules.
Backup withholding is not an additional tax. Amounts withheld as backup withholding may be credited against your U.S. federal income tax liability, and you may obtain a refund of any excess amounts withheld under the backup withholding rules by filing an appropriate claim for refund with the U.S. Internal Revenue Service and furnishing any required information in a timely manner.
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
Interest rate risk
Our exposure to interest rate risk primarily relates to the interest rates for our outstanding debt and the interest income generated by excess cash invested in liquid investments with original maturities of three months or less. As of December 31, 2009, our total bank borrowings, convertible loan and secured loan from a related party amounted to $31.3 million, $57.8 million and $6.2 million, respectively, with interest rates ranging from 4.78% to 5.31% for those borrowings with declared interest rates, 8.0% to 9.0% for the convertible loan and 4.0% to 4.77% for the secured loan from a related party. Assuming the principal amount of the outstanding bank borrowings, the convertible loan and the secured loan from a related party remain approximately the same as of December 31, 2009, a 1.0% increase in each applicable interest rate would add approximately $0.8 million to our interest expense in 2010. We have not used any derivative financial instruments to manage our interest risk exposure. Interest-earning instruments carry a degree of interest rate risk. We have not been exposed to material risks due to changes in interest rates. However, our future interest income may be higher than expected due to changes in market interest rates.
Foreign currency risk
Substantially all of our revenues and most of our expenses are denominated in RMB. Our exposure to foreign exchange risk primarily relates to cash and cash equivalents denominated in U.S. dollars as a result of our past issuances of preferred shares through a private placement and proceeds from our initial public offering. We recorded $0.1 million in foreign exchange gains for the year ended December 31, 2009, resulting predominately from our assets held in U.S. dollars, which were affected by the depreciation of the RMB. Future movements in the exchange rate of the RMB against the U.S. dollar and other foreign currencies may adversely affect our results of operations and financial condition. Assuming our U.S. dollar holdings remain approximately the same as of December 31, 2009, a 1.0% depreciation of the RMB against the U.S. dollar would cause us to record foreign exchange gains of $0.5 million for 2010. In addition, the value of your investment in our ADSs will be affected by the foreign exchange rate between U.S. dollars and the RMB because the value of our business is effectively denominated in RMB, while our ADSs are traded in U.S. dollars.
The value of the RMB against the U.S. dollar and other currencies may fluctuate and is affected by, among other things, changes in China’s political and economic conditions. The conversion of RMB into foreign currencies, including U.S. dollars, has been based on rates set by the People’s Bank of China. On July 21, 2005, the PRC government changed its decade-old policy of pegging the value of the RMB to the U.S. dollar. Under the new policy, the RMB is permitted to fluctuate within a narrow and managed band against a basket of certain foreign currencies. This change in policy has resulted in an approximately 21.3% appreciation of the RMB against the U.S. dollar by December 31, 2009. There remains significant international pressure on the PRC government to adopt an even more flexible currency policy, which could result in a further and more significant appreciation of the RMB against the U.S. dollar. Conversely, if we decide to convert our RMB denominated cash amounts into U.S. dollars amounts for the purpose of making payments for dividends on our common shares or ADSs or for other business purposes, appreciation of the U.S. dollar against the RMB would have a negative effect on the U.S. dollar amount available to us.
Inflation
Inflation in China has not materially impacted our results of operations in recent years. According to the National Bureau of Statistics of China, the consumer price index in China increased by 4.8% in 2007 and 5.9% in 2008, but decreased by 0.7% in 2009.

Item 12. Description of Securities Other Than Equity Securities
A. Debt Securities
Not applicable.
B. Warrants and Rights
Not applicable.
C. Other Securities
Not applicable.
D. American Depositary Shares
According to our Deposit Agreement with our ADS depositary, The Bank of New York Mellon, the depositary collects its fees for issuance and cancellation of ADSs directly from investors depositing shares or surrendering ADSs for the purpose of withdrawal or from intermediaries acting for them. The depositary collects fees for making distributions to investors by deducting those fees from the amounts distributed or by selling a portion of distributable property to pay the fees. The depositary may collect its annual fee for depositary services by deduction from cash distributions, by directly billing investors or by charging the book-entry system accounts of participants acting for them. The depositary may generally refuse to provide fee-attracting services until its fees for those services are paid.

Persons depositing or withdrawing shares must pay:	For:
$5.00 (or less) per 100 ADSs (or portion of 100 ADSs)	• Issuance of ADSs, including issuances resulting from a distribution of shares or rights or other property; or
• Cancellation of ADSs for the purpose of withdrawal, including if the deposit agreement terminates

$.02 (or less) per ADS	• Any cash distribution to you

A fee equivalent to the fee that would be payable if securities distributed to you had been shares and the shares had been deposited for issuance of ADSs	• Distribution of securities distributed to holders of deposited securities that are distributed by the depositary to ADS holders

$.02 (or less) per ADSs per calendar year	• Depositary services

Registration or transfer fees	• Transfer and registration of shares on our share register to or from the name of the depositary or its agent when you deposit or withdraw shares

Expenses of the depositary	• Cable, telex and facsimile transmissions (when expressly provided in the deposit agreement); or
• Converting foreign currency to U.S. dollars

Taxes and other governmental charges the depositary or the custodian have to pay on any ADS or share underlying an ADS, for example, stock transfer taxes, stamp duty or withholding taxes	• As necessary

Any charges incurred by the depositary or its agents for servicing the deposited securities	• As necessary

The fees described above may be amended from time-to-time.
The depositary has agreed to reimburse us for expenses we incur that are related to establishment and maintenance of the ADR program, including investor relations expenses and stock exchange application and listing fees. There are limits on the amount of expenses for which the depositary will reimburse us, but the amount of reimbursement available to us is not related to the amounts of fees the depositary collects from investors. In 2009, we received reimbursement relating to the ADS facility in an after-tax amount of $142,000.
PART II
Item 13. Defaults, Dividend Arrearages and Delinquencies
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
Based upon that evaluation, our management has concluded that, as of December 31, 2009, our disclosure controls and procedures were effective in ensuring that the information required to be disclosed by us in the reports that we file and furnish under the Exchange Act was recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms, and that the information required to be disclosed by us in the reports that we file or furnish under the Exchange Act is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, to allow timely decisions regarding required disclosure.
Management’s Annual Report on Internal Control over Financial Reporting
Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as defined in Rule 13a-15(f) under the Exchange Act. Our management evaluated the effectiveness of our internal control over financial reporting, as required by Rule 13a-15(c) of the Exchange Act, based on criteria established in the framework in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, our management has concluded that our internal control over financial reporting was effective as of December 31, 2009.
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
Item 16.
Item 16A. Audit Committee Financial Expert
Our board of directors has determined that Steve Richards, an independent director and member of our audit committee, is an audit committee financial expert.

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

	2008	2009
Audit fees(1)	$1,880,000	$1,400,000
Audit-related fees(2)	$788,000	$—
Tax fees(3)	$3,000	$20,000

(1)	“Audit fees” means the aggregate fees billed in each of the fiscal years listed for professional services rendered by our principal auditors for the audits of our annual financial statements in 2008 and 2009 and the audit of our internal controls over financial reporting in 2008.

(2)	“Audit-related fees” means the aggregate fees billed in each of the fiscal years listed for assurance and related services by our principal auditors that are reasonably related to the performance of the audit or review of our financial statements and are not reported under “Audit Fees.” Services comprising the fees disclosed under the category of “Audit-Related Fees” in 2008 involve principally the interim review.

(3)	“Tax fees” means the fees billed for tax compliance services, including the preparation of tax returns and tax consultations, such as tax advice related to employee share-based compensation.
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
Item 16E. Purchases of Equity Securities By The Issuer And Affiliated Purchasers
The table below is a summary of the shares repurchased by us since January 1, 2008. No shares were repurchased since January 1, 2008 except during the months indicated and all shares were purchased in the open market.

			Total Number of	Approximate
			Shares	Dollar Value of
			Purchased as	Shares that May
	Total Number		Part of Publicly	yet Be
	of Shares	Average Price	Announced	Purchased
Period	Purchased	Paid per Share(1)	Plan(2)	Under the Plan(1)
June 12 — June 19, 2007	1,932,000	$4.47	1,932,000	$41,371,946
March 19 — March 31, 2008	2,034,236	$1.42	2,034,236	$38,489,716
May 14 — June 20, 2008	1,382,654	$1.44	1,382,654	$36,494,234

Total	5,348,890	$2.52	5,348,890	$36,494,234

(1)	Each of our ADSs represents two common shares.

(2)	The repurchase plan was publicly announced on May 29, 2007 and provides for the repurchase of up to $50.0 million of our common shares.

Item 16F. Change In Registrant’s Certifying Accountant
Not applicable.
Item 16G. Corporate Governance
We are incorporated in the Cayman Islands and our corporate governance practices are governed by applicable Cayman Islands law. In addition, because our ADSs are listed on the Nasdaq Global Market, we are subject to Nasdaq corporate governance requirements. Nasdaq Marketplace Rule 4350(a)(1) permits foreign private issuers like us to follow “home country practice” with respect to certain corporate governance matters. We follow home country practice with regard to certain aspects of our corporate governance and currently do not comply with the requirements of (a) Nasdaq Listing Rule 5635(a), which requires us to obtain shareholder approval in connection with the issuance of securities for the purposes of acquiring the stock or assets of another company, (b) Nasdaq Listing Rule 5640, which governs our voting rights policy and (c) Nasdaq Listing Rule 5635(d), which requires us to obtain shareholder approval in connection with private placement issuances equal to twenty percent or more of our pre-transaction outstanding shares where the transaction price per share is less than the greater of book or market value. Neither the laws of the Cayman Islands nor our memorandum and articles of association require us to obtain shareholder approval in connection with such transactions.
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

4.18
English translation of Exclusive Advertising Agreement regarding Beijing FM91.5 and Shanghai FM87.9 of China Radio International, amended and restated as of November 28, 2006, between Beijing Guoguang Guangrong Advertising Co., Ltd. and Beijing Century Media Advertising Co., Ltd. (incorporated by reference to Exhibit 10.20 from our F-1 registration statement (File No. 333-140808), as amended, initially filed with the Commission on February 21, 2007).

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

4.27
Service Agreement, dated as of January 23, 2006, between New China Media Co., Ltd. and Beijing Century Media Advertising Co., Ltd. (incorporated by reference to Exhibit 10.29 from our F-1 registration statement (File No. 333-140808), as amended, initially filed with the Commission on February 21, 2007).

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
4.50
Agreement relating to the sale and purchase of 85% of the issued share capital of Xinhua Finance Media (Convey) Limited, dated as of December 31, 2008, between the Registrant and Pariya Holdings Limited (incorporated by reference to Exhibit 4.50 from our annual report on Form 20-F (File No. 001-33328), as amended, originally filed with the Commission on April 30, 2009).

4.51
Escrow Agreement, dated as of December 31, 2008, among the Registrant, Pariya Holdings Limited and K&L Gates (incorporated by reference to Exhibit 4.51 from our annual report on Form 20-F (File No. 001-33328), as amended, originally filed with the Commission on April 30, 2009).

4.52
Sale and Purchase Agreement, dated as of March 13, 2009, among the Registrant, Beijing Taide Advertising Co., Ltd., INTAGE Inc. and INTAGE Marketing Consulting (Shanghai) Co., Ltd. (incorporated by reference to Exhibit 4.52 from our annual report on Form 20-F (File No. 001-33328), as amended, originally filed with the Commission on April 30, 2009).

4.53
Credit Agreement among the Registrant, Patriarch Partners Agency Services, LLC and the Lenders party thereto, dated as of October 21, 2008 (incorporated by reference to Exhibit 4.53 from our annual report on Form 20-F (File No. 001-33328), as amended, originally filed with the Commission on April 30, 2009).

4.54
Investor and Registration Rights Agreement among the Registrant, Xinhua Finance Media Limited and the Investors party thereto, dated as of October 21, 2008 (incorporated by reference to Exhibit 4.54 from our annual report on Form 20-F (File No. 001-33328), as amended, originally filed with the Commission on April 30, 2009).

4.55
Security Agreement between the Registrant and Patriarch Partners Agency Services, LLC, dated as of October 21, 2008 (incorporated by reference to Exhibit 4.55 from our annual report on Form 20-F (File No. 001-33328), as amended, originally filed with the Commission on April 30, 2009).

4.56
Consent, Waiver and First Amendment to Credit Agreement, dated as of February 20, 2009, among the Registrant, Patriarch Partners Agency Services, LLC and the Lenders party thereto (incorporated by reference to Exhibit 4.56 from our annual report on Form 20-F (File No. 001-33328), as amended, originally filed with the Commission on April 30, 2009).

4.57
Purchase Agreement in respect of shares in the capital of Starease Limited and other assets set out therein, dated as of October 9, 2008, among the Registrant, Prime Day Management Limited, Starease Limited and Ge Zhijun (incorporated by reference to Exhibit 4.57 from our annual report on Form 20-F (File No. 001-33328), as amended, originally filed with the Commission on April 30, 2009).

Exhibit Number	Description of Document

4.58
Master Agreement in respect of Certain Advertising Business, dated as of September 30, 2008, between Registrant and Chung Cheng Co., Ltd. (incorporated by reference to Exhibit 4.58 from our annual report on Form 20-F (File No. 001-33328), as amended, originally filed with the Commission on April 30, 2009).

4.59
Purchase Agreement, dated as of March 6, 2009, among the Registrant, Parkwood Asia Limited and Everfame Development Limited (incorporated by reference to Exhibit 4.59 from our annual report on Form 20-F (File No. 001-33328), as amended, originally filed with the Commission on April 30, 2009).

4.60
English Translation of Cooperation Agreement, dated as of March 12, 2009, between Shaanxi TV Station and Beijing Hantang Yueyi Culture & Media Co., Ltd. (incorporated by reference to Exhibit 4.60 from our annual report on Form 20-F (File No. 001-33328), as amended, originally filed with the Commission on April 30, 2009).

4.61
English Translation of Strategic Cooperation Agreement, dated as of March 12, 2009, among Beijing Keying & CCTV Culture Development Co., Ltd., Beijing Linghang Dongli Advertising Co., Ltd. and Beijing Science & Education Film Studio (incorporated by reference to Exhibit 4.61 from our annual report on Form 20-F (File No. 001-33328), as amended, originally filed with the Commission on April 30, 2009).

4.62†	Form of Executive Service Agreement between the Registrant and Officers of the Registrant.
4.63†	Bridge Loan between the Registrant and Dragon Era Group Limited, dated March 2, 2010.
4.64†
English Translation of Purchase Agreement, dated as of May 12, 2010, among China Oceanwide Holdings Group Co., Ltd., Century Effort Limited, EO Publications Development Limited and Beijing Taide Advertising Co., Ltd.

4.65†
Amendment No. 2 and Waiver to Credit Agreement, dated as of July 12, 2010, among the Registrant, the Guarantors, as defined therein, the financial institutions and other investors from time to time party thereto as Lenders and Patriarch Partners Agency Services, LLC as administrative agent for such Lenders.

4.66†	Series C Convertible Preferred Shares Purchase Agreement, dated as of July 12, 2010, among the Registrant and ZOHAR CDO 2003-1, LIMITED and ZOHAR II 2005-1, LIMITED, as investors.
4.67†	Registration Rights Agreement, dated as of July 12, 2010, among the Registrant and ZOHAR CDO 2003-1, LIMITED and ZOHAR II 2005-1, LIMITED, as investors.
8.1†	List of subsidiaries.
11.1
Code of Business Conduct and Ethics of the Registrant (incorporated by reference to Exhibit 99.1 from our F-1 registration statement (File No. 333-140808), as amended, initially filed with the Commission on February 21, 2007).

12.1†	CEO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
12.2†	CFO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
13.1†	CEO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
13.2†	CFO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
15.1†	Consent of Deloitte Touche Tohmatsu.

†	Filed with this Annual Report on Form 20-F

SIGNATURES
The registrant hereby certifies that it meets all of the requirements for filing its annual report on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

XINHUA SPORTS & ENTERTAINMENT LIMITED
By:	/s/ Fredy Bush
	Name:	Fredy Bush
	Title:	Chief Executive Officer
Date: July 15, 2010

Xinhua Sports & Entertainment Limited
(formerly Xinhua Finance Media Limited)

Report of Independent Registered Public Accounting Firm
To the Board of Directors and the Shareholders of
Xinhua Sports & Entertainment Limited (formerly Xinhua Finance Media Limited):
We have audited the accompanying consolidated balance sheets of Xinhua Sports & Entertainment Limited (formerly Xinhua Finance Media Limited) and its subsidiaries and variable interest entities (the “Company”) as of December 31, 2008 and 2009 and the related consolidated statements of operations, changes in equity, and cash flows for each of the three years in the period ended December 31, 2009. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of the Company’s internal control over financial reporting. Our audits include consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2008 and 2009, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2009, in conformity with accounting principles generally accepted in the United States of America.
The accompanying consolidated financial statements for the year ended December 31, 2009 have been prepared assuming that the Company will continue as a going concern. The Company incurred a net loss of $313.6 million during the year ended December 31, 2009 and as of that date, the Company’s current liabilities exceeded its current assets by $50.9 million, its total liabilities exceeded its total assets by $26.2 million, and its net shareholders’ deficiency was $61.4 million. These factors, along with other matters as set forth in Note 2, raise substantial doubt about its ability to continue as a going concern. Management’s plans concerning these matters are also described in Note 2. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.
/s/ Deloitte Touche Tohmatsu CPA Ltd.
Beijing, the People’s Republic of China
July 15, 2010

Xinhua Sports & Entertainment Limited
Consolidated balance sheets

	December 31,	December 31,
	2008	2009
	(In U.S. dollars,
	except for share data)
ASSETS
Current assets:
Cash and cash equivalents	$54,088,842	$13,229,958
Short term deposits	2,940,051	29,075
Restricted cash	37,510,000	40,430,000
Accounts receivable, net of allowance for doubtful debts of $9,169,667 in 2008 and $8,095,013 in 2009	44,762,902	18,319,101
Deposits for program advertising right	2,125,330	1,239,987
Prepaid expenses	3,252,022	4,828,534
Amounts due from related parties, current portion	6,547,636	6,033,114
Consideration receivable from disposal of subsidiaries	36,970,590	20,000,000
Deferred tax assets, current portion	1,042,379	—
Other current assets	4,259,056	4,018,128
Assets held for sale	—	42,737,129

Total current assets	193,498,808	150,865,026
Goodwill	46,992,724	7,238,016
Television program and film rights, net	—	4,359,421
Intangible assets, net

License agreements, net	99,148,017	19,298,292
Exclusive advertising agreement, net	74,267,216	—
Other intangible assets, net	27,113,350	—
Property and equipment, net	6,590,790	1,997,068
Cost method investment	13,508,239	11,508,239
Deposit for investment	14,174,566	16,372,089
Consideration receivable from disposal of subsidiaries	28,285,035	27,319,579
Amount due from a related party, non-current portion	1,506,137	—
Other long term assets	3,165,454	3,601,271

Total assets	$508,250,336	$242,559,001

See notes to consolidated financial statements

Xinhua Sports & Entertainment Limited
Consolidated balance sheets (continued)

	December 31,	December 31,
	2008	2009
	(In U.S. dollars,
	except for share data)
LIABILITIES, MEZZANINE EQUITY AND EQUITY
Current liabilities:
Accounts payable	$5,375,281	$16,876,116
Accrued expenses and other payables	20,405,644	18,345,214
Consideration payable	21,837,635	28,984,974
Amounts due to related parties	3,346,172	7,029,383
Long term obligation under licensing agreements, current portion	10,363,762	9,923,802
Bank borrowings, current portion	36,374,198	31,261,643
Income taxes payable	8,571,848	6,622,660
Warrants	—	1,249,000
Convertible loan	—	59,379,289
Liabilities held for sale	—	22,083,374

Total current liabilities	106,274,540	201,755,455
Deferred tax liabilities	31,679,491	—
Convertible loan	33,200,000	—
Payables for television program and film rights	—	2,910,768
Long term obligation under licensing agreements, non-current portion	68,305,496	64,062,756

Total liabilities	239,459,527	268,728,979

Commitments and contingency (Note 29)

Series B redeemable convertible preferred shares (stated value $100; 320,000 as of December 31, 2008 and 345,600 as of December 31, 2009 shares authorized; 314,000 as of December 31, 2008 and 345,600 as of December 31, 2009 shares issued and outstanding; liquidation value of $63,400,000 as of December 31, 2008 and 69,120,000 as of December 31, 2009)	30,605,591	33,765,591

Equity:
Xinhua Sports and Entertainment Limited Shareholders’ Equity
Class A common shares (par value $0.001; 343,822,874 as of December 31, 2008 and 343,822,874 as of December 31, 2009 shares authorized; 146,914,667 as of December 31, 2008 and 176,466,050 as of December 31, 2009 shares issued and outstanding)	104,302	133,854
Treasury stock (1,310,000 and 488,222 shares as of December 31, 2008 and 2009, respectively)	(1,310)	(488)
Additional paid-in capital	481,319,655	498,957,081
Accumulated deficit	(252,968,439)	(567,103,780)
Accumulated other comprehensive income	7,165,833	6,635,783

Total Xinhua Sports and Entertainment Limited shareholders’ equity (deficit)	235,620,041	(61,377,550)
Non-controlling interests	2,565,177	1,441,981

Total equity (deficit)	238,185,218	(59,935,569)

Total liabilities, mezzanine equity and equity	$508,250,336	$242,559,001

See notes to consolidated financial statements

Xinhua Sports & Entertainment Limited
Consolidated statements of operations

	Year Ended	Year Ended	Year Ended
	December 31, 2007	December 31, 2008	December 31, 2009
	(In U.S. dollars, except for share data)
Net revenues:
Advertising services	$75,337,392	$99,574,984	$78,015,908

Advertising sales	8,140,718	21,911,519	21,214,830

Total net revenues	83,478,110	121,486,503	99,230,738

Cost of revenues:
Advertising services	54,255,443	71,229,714	61,887,919

Advertising sales	3,804,831	9,482,952	23,554,486

Total cost of revenues	58,060,274	80,712,666	85,442,405

Operating expenses:
Selling and distribution	5,662,277	10,683,499	7,707,793
General and administrative	17,890,193	45,604,488	27,761,489
Write-down on prepayments	—	—	1,478,264
Write-down on amounts due from related parties	—	—	410,806
Impairment loss on goodwill	—	137,343,265	71,472,061
Impairment loss on television program and film rights	—	—	14,192,291
Impairment loss on intangible assets	—	11,884,680	84,226,010
Impairment loss on promissory note	—	8,521,483	—
Impairment loss on property and equipment	—	2,188,071	468,428
Impairment loss on other non-current assets	—	—	4,524,803
Loss on disposal of Convey	—	4,720,705	25,640,000

Total operating expenses	23,552,470	220,946,191	237,881,945

Other operating income	2,261,788	1,251,405	2,065,434

Income (loss) from operations	4,127,154	(178,920,949)	(222,028,178)
Other income (expense):
Interest expense	(1,593,634)	(2,528,140)	(12,263,448)
Interest income	5,858,372	1,463,651	3,145,175
Gain on settlement of UBS liability, net	—	—	13,516,679
Impairment loss on principal protected note	—	(24,909,929)	—
Impairment loss on cost method investments	—	(1,333,066)	(2,000,000)
Other income, net	1,480,450	—	2,252,353

Income (loss) from continuing operations before provision for income taxes	9,872,342	(206,228,433)	(217,377,419)
Income tax provision (benefit)	670,604	1,728,361	(4,057,045)

Net income (loss) from continuing operations	9,201,738	(207,956,794)	(213,320,374)

Discontinued operations:
Income (loss) from discontinued operations (including net gain on disposal of subsidiaries of $3,872,583 for 2009)	7,243,647	(65,648,657)	(122,430,930)
Income tax (benefit) provision	(12,896,254)	626,080	(22,135,390)

Income (loss) from discontinued operations, net of taxes	20,139,901	(66,274,737)	(100,295,540)

Net income (loss)	29,341,639	(274,231,531)	(313,615,914)
Less: net income (loss) attributable to non-controlling interest	1,302,634	640,468	(2,040,573)

Xinhua Sports & Entertainment Limited

	Year Ended	Year Ended	Year Ended
	December 31, 2007	December 31, 2008	December 31, 2009
	(In U.S. dollars, except for share data)
Net income (loss) attributable to XSEL	$28,039,005	$(274,871,999)	$(311,575,341)
Dividends declared on redeemable convertible preferred shares	(1,338,333)	—	—
Dividends declared on series B redeemable convertible preferred shares	—	(2,000,000)	(2,560,000)

Net income (loss) attributable to holders of common shares	$26,700,672	$(276,871,999)	$(314,135,341)
Earnings per share- basic and diluted
Net income (loss) from continuing operations per share:
Basic — Class A common share	$0.06	$(1.55)	$(1.35)
Basic — Class B common share	$0.06	$(1.55)	$—
Diluted — Class A common share	$0.06	$(1.55)	$(1.35)
Diluted — Class B common share	$0.06	$(1.55)	$—
Net income (loss) from discontinued operations per share:
Basic — Class A common share	$0.17	$(0.49)	$(0.64)
Basic — Class B common share	$0.17	$(0.49)	$—
Diluted — Class A common share	$0.15	$(0.49)	$(0.64)
Diluted — Class B common share	$0.15	$(0.49)	$—
Net income (loss) per share:
Basic — Class A common share	$0.23	$(2.04)	$(1.99)
Basic — Class B common share	$0.23	$(2.04)	$—
Diluted — Class A common share	$0.21	$(2.04)	$(1.99)
Diluted — Class B common share	$0.21	$(2.04)	$—

Weighted average number of common shares used in computation:
Basic — Class A common share	66,165,765	85,926,895	157,729,635
Basic — Class B common share	50,054,618	49,917,482	—
Diluted — Class A common share	86,314,773	85,926,895	157,729,635
Diluted — Class B common share	50,054,618	49,917,482	—

See notes to consolidated financial statements

Consolidated statements of changes in equity
(In U.S. dollars, except for share data)

	Xinhua Sports & Entertainment Limited Shareholders
	Class A		Class B				Convertible					Retained	Accumulated
	common shares		common shares		Nonvested shares		preferred shares		Additional		PRC	earnings	other	Total XSEL	Non-
	Number of		Number		Number of		Number of		paid-in	Treasury	statutory	(accumulated	comprehensive	shareholders’	controlling		Comprehensive
	shares	Amount	of shares	Amount	shares	Amount	shares	Amount	capital	stock	reserve	deficit)	income	equity (deficit)	interest	Total Equity	income
	(In U.S. dollars, except for share data)

Balance, December 31, 2006	20,961,154	$20,961	50,054,618	$7,442	11,050,000	$11,050	15,585,254	$15,585	$103,155,391	$—	$1,802,084	$(4,599,196)	$836,405	$101,249,722	$3,010,407	$104,260,129
Issuance of common shares arising from acquisitions of subsidiaries	2,639,595	2,640	—	—	—	—	—	—	10,230,881	—	—	—	—	10,233,521	—	10,233,521
Issuance of shares for future exercises of share options	2,000,000	2,000	—	—	—	—	—	—	—	(2,000)	—	—	—	—	—	—
Issuance of common shares for share option plan	1,587,019	1,587	—	—	—	—	—	—	2,171,088	1,200	—	—	—	2,173,875	—	2,173,875
Issuance of common shares upon initial public offering, net of issuance cost of $24,740,470	34,615,846	34,616	—	—	—	—	—	—	200,227,913	—	—	—	—	200,262,529	—	200,262,529
Conversion of preferred shares into common shares	15,585,254	15,585	—	—	—	—	(15,585,254)	(15,585)	—	—	—	—	—	—	—	—
Conversion of convertible loan into common shares	3,554,401	3,554	—	—	—	—	—	—	14,281,197	—	—	—	—	14,284,751	—	14,284,751
Transfer of Nonvested shares into common shares	1,500,000	1,500	—	—	(1,500,000)	(1,500)	—	—	—	—	—	—	—	—	—	—
Share-based compensation	—	—	—	—	—	—	—	—	3,071,573	—	—	—	—	3,071,573	—	3,071,573
Repurchase and cancellation of common shares	(1,932,000)	(1,932)	—	—	—	—	—	—	(8,628,054)	—	—	—	—	(8,629,986)	—	(8,629,986)
Waiver of amounts due to Parent and its affiliates	—	—	—	—	—	—	—	—	115,007,785	—	—	—	—	115,007,785	—	115,007,785
Dividends declared on redeemable convertible preferred shares	—	—	—	—	—	—	—	—	—	—	—	(1,338,333)	—	(1,338,333)	—	(1,338,333)
Foreign currency translation gain	—	—	—	—	—	—	—	—	—	—	—	—	2,281,126	2,281,126	82,278	2,363,404	$2,363,404
Purchase of non-controlling interest of subsidiaries	—	—	—	—	—	—	—	—	—	—	—	—	—	—	(2,334,574)	(2,334,574)	—
Transfer to PRC reserve	—	—	—	—	—	—	—	—	—	—	1,608,452	(1,608,452)	—	—	—	—	—
Net income	—	—	—	—	—	—	—	—	—	—	—	28,039,005	—	28,039,005	1,302,634	29,341,639	$29,341,639

Balance, December 31, 2007	80,511,269	$80,511	50,054,618	$7,442	9,550,000	$9,550	—	$—	$439,517,774	$(800)	$3,410,536	$20,493,024	$3,117,531	$466,635,568	$2,060,745	$468,696,313	$31,705,043

Xinhua Sports & Entertainment Limited
Consolidated statements of changes in equity
(In U.S. dollars, except for share data)

	Xinhua Sports & Entertainment Limited Shareholders
	Class A		Class B				Convertible					Retained	Accumulated
	common shares		common shares		Nonvested shares		preferred shares		Additional		PRC	earnings	other	Total XSEL	Non-
	Number of		Number		Number of		Number of		paid-in	Treasury	statutory	(accumulated	comprehensive	shareholders’	controlling		Comprehensive
	shares	Amount	of shares	Amount	shares	Amount	shares	Amount	capital	stock	reserve	deficit)	income	equity (deficit)	interest	Total Equity	loss
	(In U.S. dollars, except for share data)

Balance, December 31, 2007	80,511,269	$80,511	50,054,618	$7,442	9,550,000	$9,550	—	$—	$439,517,774	$(800)	$3,410,536	$20,493,024	$3,117,531	$466,635,568	$2,060,745	$468,696,313
Issuance of common shares arising from acquisitions of subsidiaries	3,311,670	3,312	—	—	—	—	—	—	4,933,068	—	—	—	—	4,936,380	—	4,936,380
Issuance of shares for future exercise of share options	2,000,000	2,000	—	—	—	—	—	—	—	(2,000)	—	—	—	—	—	—
Issuance of common shares for share option plan	604,000	604	—	—	—	—	—	—	177,749	1,490	—	—	—	179,843	—	179,843
Issuance of common shares for acquiring intangible assets	4,000,000	4,000	—	—	—	—	—	—	2,656,000	—	—	—	—	2,660,000	—	2,660,000
Issuance of common shares for professional services	300,000	300	—	—	—	—	—	—	368,700	—	—	—	—	369,000	—	369,000
Transfer of Nonvested shares into common shares	9,550,000	9,550	—	—	(9,550,000)	(9,550)	—	—	—	—	—	—	—	—	—	—
Share-based compensation	—	—	—	—	—	—	—	—	12,323,144	—	—	—	—	12,323,144	—	12,323,144
Repurchase and cancellation of common shares	(3,416,890)	(3,417)	—	—	—	—	—	—	(4,959,721)	—	—	—	—	(4,963,138)	—	(4,963,138)
Transfer from Class B common shares to Class A common shares	50,054,618	7,442	(50,054,618)	(7,442)	—	—	—	—	—	—	—	—	—	—	—	—
Waiver of amounts due to Parent and its affiliates	—	—	—	—	—	—	—	—	26,302,941	—	—	—	—	26,302,941	—	26,302,941
Dividends declared on redeemable convertible preferred shares	—	—	—	—	—	—	—	—	—	—	—	(2,000,000)	—	(2,000,000)	—	(2,000,000)
Foreign currency translation gain	—	—	—	—	—	—	—	—	—	—	—	—	4,048,302	4,048,302	119,788	4,168,090	$4,168,090
Decrease in non-controlling interest due to disposal of subsidiaries Foreign currency translation gain	—	—	—	—	—	—	—	—	—	—	—	—	—	—	(386,179)	(386,179)	—
Contribution from non-controlling interests	—	—	—	—	—	—	—	—	—	—	—	—	—	—	130,355	130,355	—
Net (loss) income	—	—	—	—	—	—	—	—	—	—	—	(274,871,999)	—	(274,871,999)	640,468	(274,231,531)	(274,231,531)

Balance, December 31, 2008	146,914,667	$104,302	—	$—	—	$—	—	$—	$481,319,655	$(1,310)	$3,410,536	$(256,378,975)	$7,165,833	235,620,041	$2,565,177	$238,185,218	$(270,063,441)

Xinhua Sports & Entertainment Limited
Consolidated statements of changes in equity

(In U.S. dollars, except for share data)

	Xinhua Sports & Entertainment Limited Shareholders
	Class A						Accumulated
	common shares		Additional		PRC		other	Total XSEL	Non-
	Number of		paid-in	Treasury	statutory	Accumulated	comprehensive	shareholders’	controlling	Total Equity	Comprehensive
	shares	Amount	capital	stock	reserve	deficit	income	equity (deficit)	interest	(deficit)	loss
	(In U.S. dollars, except for share data)

Balance, December 31, 2008	146,914,667	$104,302	$481,319,655	$(1,310)	$3,410,536	$(256,378,975)	$7,165,833	$235,620,041	$2,565,177	$238,185,218
Issuance of common shares arising from acquisitions of subsidiaries	11,917,973	11,918	9,868,082	—	—	—	—	9,880,000	—	9,880,000
Issuance of common shares to employees and directors	2,344,000	2,344	(3,166)	822	—	—	—	—	—	—
Issuance of common shares for acquiring intangible assets	4,000,000	4,000	2,656,000	—	—	—	—	2,660,000	—	2,660,000
Issuance of common shares for professional services	260,000	260	76,240	—	—	—	—	76,500	—	76,500
Issuance of common shares upon direct offering, net of issuance cost of 1,048,583	11,029,410	11,030	2,626,387	—	—	—	—	2,637,417	—	2,637,417
Share-based compensation	—	—	2,413,883	—	—	—	—	2,413,883	—	2,413,883
Dividends declared on redeemable convertible preferred shares	—	—	—	—	—	(2,560,000)	—	(2,560,000)	—	(2,560,000)
Foreign currency translation gain (loss)	—	—	—	—	—	—	(530,050)	(530,050)	16,667	(513,383)	$(513,383)
Decrease in non-controlling interest due to disposal of subsidiaries	—	—	—	—	—	—	—	—	(3,704)	(3,704)
Contribution from non-controlling interests	—	—	—	—	—	—	—	—	1,425,836	1,425,836
Dividend paid to non-controlling interests	—	—	—	—	—	—	—	—	(521,422)	(521,422)
Provision of PRC statutory reserve	—	—	—	—	124,837	(124,837)	—	—	—	—
Net loss	—	—	—	—	—	(311,575,341)	—	(311,575,341)	(2,040,573)	(313,615,914)	$(313,615,914)

Balance, December 31, 2009	176,466,050	$133,854	$498,957,081	$(488)	$3,535,373	$(570,639,153)	$6,635,783	$(61,377,550)	$1,441,981	$(59,935,569)	$(314,129,297)

See notes to consolidated financial statements

Xinhua Sports & Entertainment Limited
Consolidated statements of cash flows

	Year Ended	Year Ended	Year Ended
	December 31, 2007	December 31, 2008	December 31, 2009
	(In U.S. dollars)
Cash flows from operating activities:
Net income (loss)	$28,563,574	$(274,231,531)	$(313,615,914)
Adjustments to reconcile net income to net cash (used in) provided by operating activities:
Share-based compensation	3,071,573	12,476,894	2,413,883
Amortization of discount on convertible loan which was later converted to common shares upon IPO	267,462	—	—
Depreciation and amortization	20,185,864	26,631,650	26,914,026
Impairment loss on intangible assets	—	25,562,095	170,416,378
Impairment loss on goodwill	—	180,841,091	83,161,478
Impairment loss on capitalized content production costs	—	3,085,850	—
Impairment loss on cost method investment	—	1,333,066	2,000,000
Impairment loss on promissory note	—	8,521,483	—
Impairment loss on property and equipment	—	2,438,818	2,196,580
Impairment loss on television program and film costs	—	—	14,192,291
Impairment loss on advance to a third party	—	—	2,471,848
Impairment loss on capitalized film cost	—	—	2,052,955
Write-down on other prepayments	—	—	5,556,116
Release of lease liability upon early termination of lease agreement	—	(844,388)	—
Write-down on amounts due from related parties	—	1,721,306	9,915,650
Allowance for doubtful debts	—	10,427,114	11,235,937
Gain on settlement of UBS case	—	—	(13,516,679)
Impairment loss on principal protected note	90,076	24,909,929	—
Loss on disposal of subsidiaries	—	4,720,705	20,682,879
Loss due to termination of an exclusive license agreement	—	—	4,462,614
Amortized issuance cost of convertible loan	—	199,471	729,598
Imputed interest on long term obligations	4,496,020	5,045,122	9,032,773
Imputed interest on convertible loan	—	—	1,266,644
Interest income from consideration receivables	—	—	(2,063,953)
Change in fair value of conversion feature embedded in convertible loan	—	—	312,646
Change in fair value of warrants	—	—	(2,565,000)
Loss (gain) on disposal of property and equipment	49,410	(63,290)	140,781
Deferred income taxes	(15,518,106)	(4,365,037)	(28,300,180)
Realized gain on currency linked note	(668,280)	—	—
Changes in operating assets and liabilities (net of effects of acquisitions and disposal):
Accounts receivable	(18,163,199)	(23,612,506)	7,951,218
Capitalized content production costs	(4,503,725)	1,880,989	—
Television program and film rights	—	—	(6,036,385)
Prepaid advertising program space and airtime	(1,962,891)	4,746,733	(159,687)
Prepaid expenses and other current assets	(6,167,982)	(4,069,364)	(2,336,531)
Amounts due from related parties	11,616	(2,773,886)	(2,381,019)
Accounts payable	473,450	(1,011,631)	4,928,030
Accrued expenses and other payables	8,266,160	7,469,106	(7,712,987)
Interest income from promissory note receivable	(722,038)	—	—
Income taxes payable	2,524,239	3,941,808	(1,370,724)

Net cash provided by operating activities	20,293,223	14,981,597	1,975,266

Cash flows from investing activities:
Purchases of property and equipment	(4,504,811)	(3,200,409)	(1,398,264)

Xinhua Sports & Entertainment Limited

	Year Ended	Year Ended	Year Ended
	December 31, 2007	December 31, 2008	December 31, 2009
	(In U.S. dollars)
Purchase and deposit for acquisition of intangible assets	—	(3,888,741)	(4,519,933)
Repayment from (Advance to) third parties	4,603,493	—	(4,935,502)
Loans to related parties	(3,263,687)	(192,657)	—
Amount paid for cost method investment	—	(2,000,000)	—
Proceeds from disposal of property and equipment	456,781	435,418	125,243
Net proceeds from disposal of subsidiaries	—	(2,483,619)	6,109,110
(Decrease) increase in short term deposits and restricted cash	(34,672,369)	6,802,140	(9,024)
Cash paid for acquisition of subsidiaries, net of cash received	(103,209,310)	(35,763,784)	(22,528,086)
Cash paid for deposit for investment	—	(14,174,566)	(2,197,523)
Other investments	—	—	(77,115)
Investment in currency linked note	(40,000,000)	—	—
Investment in principal protected note	(25,000,005)	—	—
Proceeds from disposal of currency linked note	40,668,280	—	—

Net cash used in investing activities	(164,921,628)	(54,466,218)	(29,431,094)

Cash flows from financing activities:
Advance and loan from related parties	9,822,237	2,068,744	12,437,737
Repayment to related parties	(58,204,939)	—	(12,663,916)
Proceeds from issuance of convertible loan	—	33,200,000	24,600,000
Transaction cost of issuance of convertible loan	—	(2,542,457)	(813,695)
Proceeds from issuance of redeemable convertible preferred shares	—	30,000,000	—
Transaction cost of issuance of redeemable convertible preferred share	—	(794,409)	—
Contribution from non-controlling interests	—	130,355	1,425,836
Dividend paid to non-controlling interests	—	—	(463,782)
Issuance of shares for share option plan	2,170,288	179,843	—
Repurchase of common shares	(8,629,986)	(4,963,138)	—
Proceeds from public offering	225,002,999	—	7,500,000
Expenses on public offering	(22,360,852)	(116,000)	(623,585)
Bank borrowings and overdraft raised	48,743,861	40,333,520	33,872,761
Bank borrowings and overdraft repaid	(25,772,569)	(35,541,106)	(24,977,286)
Payment of long term payables	(16,487,283)	(15,433,903)	(26,346,666)
Cash paid for prior acquisition-deferred and contingent consideration	—	—	(26,297,740)
Loss of bank balance due to settlement of UBS case	—	—	(655,673)
Dividends paid on redeemable convertible preferred shares	(3,025,000)	—	—

Net cash provided by financing activities	151,258,756	46,521,449	(13,006,009)

Xinhua Sports & Entertainment Limited

	Year Ended	Year Ended	Year Ended
	December 31, 2007	December 31, 2008	December 31, 2009
	(In U.S. dollars)
Effect of exchange rate changes	1,452,189	2,615,927	(8,928)

Net increase (decrease) in cash and cash equivalents	8,082,540	9,652,755	(40,470,765)

Cash and cash equivalents, beginning of the year	36,353,547	44,436,087	54,088,842
Less: Cash and cash equivalents at end of period included in assets held for sale	—	—	(388,119)
Cash and cash equivalents, end of the year	$44,436,087	$54,088,842	$13,229,958

Supplemental disclosure of cash flow information:
Income taxes paid	$768,216	$3,708,284	$3,574,702

Interest paid	$1,864,203	$2,776,738	$7,177,502

Supplemental schedule of non-cash investing and financing activities:
Issuance of common shares for acquisitions of subsidiaries	$10,233,521	$4,936,380	$9,880,000
Issuance of common shares for acquisitions of intangible assets	—	2,660,000	2,660,000
Issuance of preferred shares for settlement of dividends on redeemable convertible preferred shares	—	1,400,000	3,160,000
Consideration payable for acquisition of subsidiaries	2,607,715	21,837,635	8,984,974
Conversion of preferred shares into common shares	15,585	—	—
Conversion of convertible loan into common shares	14,284,751	—	—
Waiver of amount due to a shareholder	1,500,000	—	—
Consideration paid by Xinhua Finance Limited (“XFL”) and its affiliates on behalf of the Company and subsequently waived by XFL and its affiliates	113,507,785	26,302,941	—

Xinhua Sports & Entertainment Limited
Notes to consolidated financial statements
(In U.S. dollars)
1. Organization and principal activities
Xinhua Sports & Entertainment Limited (“XSEL”) (formerly Xinhua Finance Media Limited) was incorporated by Xinhua Finance Limited (“XFL”), a Tokyo Stock Exchange listed company, on November 7, 2005 under the laws of the Cayman Islands.
XSEL, its subsidiaries and variable interest entities (“VIEs”) included in the accompanying consolidated financial statements (collectively, the “Company”) are principally engaged in the production of television programs, the placement of advertising and advertising services in the People’s Republic of China (“PRC”) including Hong Kong. The Company’s principal geographic market is in the PRC. XSEL does not conduct any substantive operations of its own and conducts its primary business operations through its subsidiaries and VIEs in the PRC.
The contribution of the businesses by XFL to XSEL was accounted for as reorganization under common control and the related assets and liabilities are recorded on their carryover basis.
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
The VIE arrangements
PRC regulations currently prohibit or restrict foreign ownership of media, advertising, market research and telecommunications companies. As a Cayman Islands corporation, the Company is deemed a foreign legal person under PRC laws. The Company therefore conducts substantially all of its activities through its subsidiaries and VIEs in the PRC. To provide the Company the ability to receive the majority of the expected residual returns of the VIEs and their subsidiaries, the Company entered into a series of contractual arrangements with VIEs including service agreement, loan agreement, equity pledge agreement, subrogation agreement, and exclusive equity purchase option agreement to purchase the equity interest of affiliated entity. The paid-in capital of these VIEs was funded by the Company through a loan extended to the equity shareholders.

Xinhua Sports & Entertainment Limited
As a result of these contractual arrangements, the Company is the primary beneficiary of the VIEs and the Company has consolidated the financial results of the VIEs and their subsidiaries in its consolidated financial statements since the later of the date of inception or acquisition.
The following financial statement amounts and balances of the Company’s VIEs, as of December 31, 2007, 2008 and 2009 and covering each of the three years in the period ended December 31, 2009 were included in the accompanying 2007, 2008 and 2009 consolidated financial statements:

	2007	2008	2009
Total assets	$300,356,736	$318,273,081	$139,246,402
Total liabilities	153,983,859	179,924,080	179,124,554
Total net revenues — Continuing operations	65,958,072	91,753,648	96,116,978
Total operating expenses — Continuing operations	8,351,556	30,710,774	134,497,227
Net income (loss) — Continuing operations	24,102,346	(8,962,273)	(117,430,251)
Net income (loss) — Discontinued operations	11,595,073	(13,471,135)	(78,195,113)
2. Summary of principal accounting policies
(a) Basis of presentation
The consolidated financial statements of the Company have been prepared in accordance with accounting principles generally accepted in the United States of America (“US GAAP”).
The Company incurred a net loss of $313.6 million during the year ended December 31, 2009 and its net shareholders’ deficit was $61.4 million. The Company had cash and cash equivalents of $13.2 million as of December 31, 2009.
As of December 31, 2009, the Company did not meet certain financial covenants contained in the secured convertible loan facility (see Note 21) and this event of default meant that as of that date the secured convertible loan balance of $57.8 million was repayable upon demand by the holder. Consequently, the secured convertible loan balance which was otherwise due for repayment in 2012 was classified as a current liability.
As of December 31, 2009, the Company has amounts owed in respect of prior business acquisitions that are reflected as a current liability of $28.9 million and a contingent liability in respect of prior business acquisitions with a maximum possible amount to be paid of approximately $29.4 million which will be recorded when the contingencies are resolved.
As of December 31, 2009, the Company’s current liabilities exceeded its current assets by $50.9 million, its total liabilities exceeded its total assets by $26.2 million. The Company may not have sufficient cash to meet its payment obligations in the next 12 months.

Xinhua Sports & Entertainment Limited
The management of the Company is taking a number of actions to address this situation in order to restore the Company to a sound financial position with an appropriate business strategy going forward. These actions include:
1)	The restructuring of the secured convertible loan facility:
In July 2010, the Company entered into a number of agreements with Patriarch Partners Agency Services, LLC (“Patriarch”), the convertible loan holder, which comprised of:
(a)	an amendment which waives the breach of financial covenants for the quarters ended December 31, 2009 and subsequent periods up to the date of the amendment.
(b)	an amendment that lowers the financial covenant requirements on a prospective basis. The previous covenants of minimum consolidated EBITDA and maximum leverage ratio for each future quarter until repayment ranged from $16.8 million to $52.1 million and 1.88 to 5.03, have been changed to $0.8 million to $3.8 million and 11.75 to 57.23, respectively. The covenant of maximum capital expenditure is added in the amendment which ranged from $0.5 million to $1.3 million for the fiscal years 2010 to 2012.
(c)	the issuance of 78,295 Series C redeemable convertible preferred shares to the convertible loan holder for no additional consideration. See Note 34, Subsequent Events, for more details.
In addition, the Company has repaid $16.3 million of the convertible loan balance of which $8.7 million was repaid from the proceeds of the sale of the company’s printing business and the remaining $7.6 million was repaid though an additional term loan from Patriarch. See Note 6, Discontinued Operations, for more details.
While the prior breaches of the financial covenants have been waived, given the difficult financial circumstances of the Company, the Company cannot be certain that it will not breach the new covenants. The Company therefore continued to classify the convertible loan as a current liability.

Xinhua Sports & Entertainment Limited
2)	A program of disposal of non-core businesses:
a)	In June, 2010, the Company closed its disposal of the printing business for a cash consideration of $24 million (Note 6, Discontinued Operations) and used part of the proceeds to repay a portion of the convertible loan.
b)	The Company now plans to dispose two non-core subsidiaries by the end of 2010. This decision was made after December 31, 2009. These two subsidiaries had net assets of $9.2 million as of December 31, 2009.
c)	In June 2010, the Company reached an agreement with the original selling shareholders of a subsidiary. The outstanding consideration payable to the original selling shareholders as of December 31, 2009 was $5.7 million. According to the agreement, the Company and the original selling shareholders agreed to settle the outstanding consideration payable of approximately $2.4 million as of the date of the agreement by issuing a certain number of class A common shares of the Company. See Note 34, Subsequent Events, for more details.
3)	The Company’s advertising agency agreement with Shaanxi Television Station was terminated effective June 30, 2010. As of December 31, 2009, there was approximately $68.8 million long-term liabilities related to the advertising agency agreement recorded in the consolidated balance sheet. Due to the termination, the Company’s commitment to Shaanxi Television Station was reduced by $64.2 million.
4)	The Company is adopting various cost-saving strategies.
Based on the management’s plans, the consolidated financial statements have been prepared assuming the Company will continue as a going concern.
(b) Basis of consolidation
The accompanying consolidated financial statements of the Company include the accounts of XSEL, all its majority-owned subsidiaries and its VIEs. All intercompany transactions and balances have been eliminated on consolidation.
Non-controlling interests
As of January 1, 2009, the Company adopted an authoritative guidance, which changed the accounting for and the reporting of minority interest, now referred to as non-controlling interests, in the consolidated financial information. The adoption of the guidance resulted in the reclassification of amounts previously attributable to minority interest to a separate component of equity titled “Non-controlling interests” in the accompanying consolidated balance sheet. Additionally, net income (loss) attributable to non-controlling interests was shown separately from net income (loss) in the accompanying consolidated statements of operations. Prior period financial information has been reclassified to conform to the current period presentation as required by the guidance.

Xinhua Sports & Entertainment Limited
Use of estimates
The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Significant accounting estimates reflected in the Company’s consolidated financial statements included revenue recognition, impairment of goodwill, intangible assets and other assets, income taxes, fair value of share-based compensation, allowance for doubtful accounts.
(c) Revenue recognition
Advertising sales revenues mainly include revenue from advertisement in television and are recognized when advertisements are broadcast. The advertising sales recorded net of provisions or estimated rate adjustments and discounts. Payments received in advance are deferred until earned and such amounts are reported as deferred revenue included in accrued expenses and other payables of the accompanying consolidated balance sheets.
Advertising services revenue include revenues from event organization, sponsorship at events, advertising agency services, mobile value-added service (“MVAS”), and provision of advisory and consulting services and are generally recognized as services are provided. Revenues from event organization, such as drama, include ticketing revenue recognized upon the delivery of tickets or admission to the events, whichever is earlier. Revenues from sponsorship at events are generally recorded over the period of the applicable agreements.
The Company’s PRC subsidiaries are subject to business tax at a rate of 5% of total revenues generated from certain type of contracts. Certain contracts under specific formalities are exempted from business tax in accordance with the PRC tax laws. Business tax is reported as a deduction to revenues when incurred.
In the normal course of business, the Company places advertising transactions with television and radio stations for third parties. The Company is considered as a principal in the majority of transactions as it purchases blocks of advertising time and attempts to sell the time to advertisers, and it has substantial risks and rewards of ownership, accordingly, records revenue on a gross basis.
The Company extends credit based upon an evaluation of the customers’ financial condition and collateral is not required from such customers. Allowances for doubtful accounts are generally provided based on historical experience and credit evaluations performed on the customers.
Due to the Company’s repositioning of its focus on sports media, publishing services and content production have ceased operations since December 2009 and related revenues have been classified as discontinued operations for all periods presented. Publishing services revenues included management and information consulting fees relating to magazine subscriptions and sale of magazines, such as, Money Journal and Chinese Venture. Content production revenues included revenues from producing television programs, animations, visual effects and post-production for television commercials and broadcast design.

Xinhua Sports & Entertainment Limited
(d) Restricted cash
Restricted cash are cash balances pledged for the use of banking facilities granted by banks.
(e) Deposits for program advertising right
Deposit for program advertising right mainly represents deposits paid to certain websites to secure advertising rights, is refundable after the contract term expires.
(f) Other current assets
Other current assets include advance to third parties, employees, rental deposits, and interest income receivables.
(g) Cost method investment
Investments in equity securities of privately held companies where the Company’s level of ownership is such that it cannot exercise significant influence over the investee are stated at cost, adjusted for declines in fair value that are considered other than temporary. Fair value of the investments is estimated based on income approach or other valuation techniques. In determining whether impairment is other-than-temporary, the Company considers whether it has the ability and intent to hold the investment until a market price recovery and whether evidence indicating the cost of the investment is recoverable outweighs evidence to the contrary. Evidence that would be considered in this assessment includes, but is not limited to, the reasons for the impairment, the severity and duration of the impairment, and forecasted recovery. Any impairment is charged to earnings and a new cost basis for the investment is established.
(h) Property and equipment, net
Property and equipment are recorded at cost less accumulated depreciation and amortization. Depreciation and amortization are provided on a straight-line basis over the following estimated useful lives:

Leasehold improvements	Lesser of 5 years or lease term
Furniture, fixtures and equipment	4-5 years
Motor vehicles	5 years

Xinhua Sports & Entertainment Limited
(i) Television program and film right, net
Television program and film rights are certain rights to completed television program and films acquired and are stated at cost less accumulated amortization and any impairment losses. Amortizations are provided on a straight-line basis over their estimated useful lives.
(j) License agreements
The advertising and broadcasting license agreements are accounted for as a purchase of right or group of rights. The assets and liabilities for license agreements are initially recorded at fair value which is the present value of the future required payments. The differences between the gross and net liability are then recorded as interest under the effective interest method and the assets are amortized over the life of the agreement.
(k) Fair value of financial instruments
Fair value is the price that would be received from selling an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. When determining the fair value measurements for assets and liabilities required or permitted to be recorded at fair value, the Company considers the principal or most advantageous market in which it would transact and it considers assumptions that market participants would use when pricing the asset or liability.
Fair value hierarchy
Authoritative literature provides a fair value hierarchy which prioritizes the inputs to valuation techniques used to measure fair value into three broad levels. The level in the hierarchy within which the fair value measurement in its entirety falls is based upon the lowest level of input that is significant to the fair value measurement as follows:
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

Xinhua Sports & Entertainment Limited
(l) Long-lived assets with definite lives
The Company evaluates its long-lived assets (including license agreements and other intangible assets) for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. When these events occur, the Company measures impairment by comparing the carrying amount of the assets to future undiscounted cash flows expected to result from the use of the assets and their eventual disposition. If the sum of the expected undiscounted cash flow is less than the carrying amount of the assets, the Company would recognize an impairment loss as the excess of carrying amounts over fair value of the assets.
In estimating fair value of long-lived assets, the Company typically uses the income method, which starts with a forecast of all of the expected future net cash flows associated with a particular asset. These cash flows are then adjusted to present value by applying an appropriate discount rate that reflects the risk factors associated with the cash flow streams.
Estimates of fair value involve a complex series of judgments about future events and uncertainties and rely heavily on estimates and assumptions at a point in time. The valuations are based on information available as of the impairment review date and are based on expectations and assumptions that have been deemed reasonable by management. Any changes in key assumptions, including unanticipated events and circumstances, may affect the accuracy or validity of such estimates and could potentially result in an impairment charge. Some of the more significant estimates and assumptions inherent in the income method or other methods include the amount and timing of projected future cash flows the discount rate selected to measure the risks inherent in the future cash flows and the assessment of the asset’s economic life cycle and the competitive trends impacting the asset, including consideration of any technical, legal, regulatory or economic barriers to entry.
No impairment loss on long-lived assets was identified in 2007. Impairment loss on long-lived assets from continuing operations of $14,072,751 and $103,411,532 and from discontinued operations of $17,014,012 and $87,918,520 was recorded in 2008 and 2009, respectively. For discussions on impairments of long-lived assets with definite lives, refer to Note 5, Impairments.

Xinhua Sports & Entertainment Limited
(m) Goodwill and intangible assets with indefinite lives
The excess of the purchase price over the fair value of net assets acquired is recorded on the consolidated balance sheets as goodwill.
Goodwill (and intangible assets with indefinite lives) is not amortized but tested for impairment annually as of December 31 and whenever events or circumstances make it more likely than not that impairment may have occurred. Goodwill impairment is tested using a two-step approach. The first step compares the fair value of a reporting unit to its carrying amount, including goodwill. If the fair value of the reporting unit is greater than its carrying amount, goodwill is not considered impaired and the second step is not required. If the fair value of the reporting unit is less than its carrying amount, the second step of the impairment test measures the amount of the impairment loss, if any, by comparing the implied fair value of goodwill to its carrying amount. If the carrying amount of goodwill exceeds its implied fair value, an impairment loss is recognized equal to that excess. The implied fair value of goodwill is calculated in the same manner that goodwill is calculated in a business combination, whereby the fair value of the reporting unit is allocated to all of the assets and liabilities of that unit, with the excess purchase price over the amounts assigned to assets and liabilities. Estimating fair value is performed by utilizing various valuation techniques, with the primary technique being a discounted cash flow.
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
No impairment loss on goodwill was identified in 2007. Impairment losses on goodwill from continuing operations of $137,343,265 and $71,472,061 were recorded in 2008 and 2009, respectively and impairment losses on goodwill from discontinued operations of $43,497,826 and $11,689,417 were recorded in 2008 and 2009, respectively. For discussions on goodwill impairments, refer to Note 5, Impairments.
The impairment test for intangible assets not subject to amortization consists of a comparison of the fair value of the intangible asset with its carrying value. If the carrying value of the intangible asset exceeds its fair value, an impairment loss is recognized in an amount equal to that excess. In 2009, the trademarks of $1,584,000, which were the Company’s only intangible assets with indefinite life, were fully impaired.
(n) Other income
Other income (expenses) in 2009 represents change in fair value of warrants and conversion option of convertible debt. Other income in 2007 mainly represented gain on held-to-maturity investment, which was due on October 26, 2007.

Xinhua Sports & Entertainment Limited
(o) Income taxes
Current income taxes are provided for in accordance with the laws of the relevant tax authorities. Deferred income taxes are recognized when temporary differences exist between the tax bases of assets and liabilities and their reported amounts in the consolidated financial statements. Net operating loss carry forwards and credits are applied using enacted statutory tax rates applicable to future years. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more-likely-than-not that a portion of or all of the deferred tax assets will not be realized. The components of the deferred tax assets and liabilities are individually classified as current and non-current based on their characteristics.
The impact of an uncertain income tax position on the income tax return is recognized at the largest amount that is more-likely-than-not to be sustained upon audit by the relevant tax authority. An uncertain income tax position will not be recognized if it has less than a 50% likelihood of being sustained. Interest and penalties on income taxes will be classified as a component of the provisions for income taxes. The Company did not identify significant unrecognized tax benefits for years ended December 31, 2007, 2008 and 2009. The Company did not incur any interest and penalties related to potential underpaid income tax expenses and also believed that the Company’s unrecognized tax benefits did not change significantly within 12 months from December 31, 2009.
(p) Foreign currency translation
The functional and reporting currency of the Company and the Company’s subsidiaries located outside the PRC and Hong Kong is the United States dollar (“U.S. dollar”). The financial records of the Company’s subsidiary, its VIEs and its VIEs’ subsidiaries located in the PRC or Hong Kong are maintained in its local currency, the Renminbi (“RMB”) or Hong Kong dollar, respectively, which are the functional currencies of these entities.
Monetary assets and liabilities denominated in currencies other than the functional currency are translated into the functional currency at the rates of exchange ruling at the balance sheet date. Transactions in currencies other than the functional currency during the year are converted into functional currency at the applicable rates of exchange prevailing when the transactions occurred. Transaction gains and losses are recognized in the statements of operations.
The Company’s entities with functional currency of RMB translate their operating results and financial position into the U.S. dollar, the Company’s reporting currency. Assets and liabilities are translated using the exchange rates in effect on the balance sheet date. Revenues, expenses, gains and losses are translated using the average rate for the year. Translation adjustments are reported as cumulative translation adjustments and are shown as a separate component of other comprehensive income.

Xinhua Sports & Entertainment Limited
(q) Net income (loss) per share
The Company had two classes (Class A and Class B) of common shares which participate in undistributed earnings before December 31, 2008. Accordingly, the Company had used the two-class method of computing income per share. Diluted income per share is computed using the more dilutive of (a) the two-class method or (b) the if-converted method. As of December 31, 2008, all Class B common shares were converted to Class A common shares using a conversion ratio of one to one.
(r) Share-based compensation
Share-based payment transactions with employees and directors, such as share options and nonvested shares, are measured based on the grant-date fair value of the equity instrument issued and recognized as compensation expense over the requisite service period using the graded attribution method. Forfeiture rate is estimated based on historical staff turnover rate.
The grant-date fair value of employee share options and similar instruments are estimated using option-pricing models. If the award is modified after the grant date, incremental compensation cost is recognized in an amount equal to the excess of the fair value of the modified award over the fair value of the original award immediately before the modification.
Share awards issued to consultants are measured and recognized at fair value at the date the service is completed.
(s) Business combinations
On January 1, 2009, the Company adopted a new accounting guidance with prospective application which made certain changes to the previous authoritative literature on business combinations. From January 1, 2009, the assets acquired, the liabilities assumed, and any noncontrolling interest of the acquiree at the acquisition date, if any, are measured at their fair values as of that date. Goodwill is recognized and measured as the excess of the total consideration transferred plus the fair value of any noncontrolling interest of the acquiree, if any, at the acquisition date over the fair values of the identifiable net assets acquired. Previously, any non-controlling interest was reflected at historical cost. Common forms of the consideration made in acquisitions include cash and common equity instruments. Consideration transferred in a business acquisition is measured at the fair value as at the date of acquisition. For shares issued in a business combination, the Company has estimated the fair value as of the date of acquisition.

Xinhua Sports & Entertainment Limited
Where the consideration in an acquisition includes contingent consideration the payment of which depends on the achievement of certain specified conditions post-acquisition, from January 1, 2009 the contingent consideration is recognized and measured at its fair value at the acquisition date and if recorded as a liability it is subsequently carried at fair value with changes in fair value reflected in earnings. For periods prior to January 1, 2009 contingent consideration was not recorded until the contingency was resolved.
(t) Recent accounting pronouncements
On June 12, 2009, the Financial Accounting Standards Broad (“FASB”) issued an authoritative pronouncement, which changes how a company determines whether an entity should be consolidated when such entity is insufficiently capitalized or is not controlled by the company through voting (or similar rights). The determination of whether a company is required to consolidate an entity is based on, among other things, the entity’s purpose and design and the company’s ability to direct the activities of the entity that most significantly impact the entity’s economic performance. The pronouncement is effective as of the beginning of an entity’s first fiscal year that begins after November 15, 2009. The Company does not expect the adoption of this pronouncement will have a significant effect on its consolidated financial position or results of operations.

Xinhua Sports & Entertainment Limited
In October 2009, the FASB issued an authoritative pronouncement regarding the revenue arrangements with multiple deliverables. This pronouncement was issued in response to practice concerns related to accounting for revenue arrangements with multiple deliverables under the existing pronouncement. Although the new pronouncement retains the criteria from existing authoritative literature for when delivered items in a multiple-deliverable arrangement should be considered separate units of accounting, it removes the previous separation criterion that objective and reliable evidence of the fair value of any undelivered items must exist for the delivered items to be considered separate units of accounting. The new pronouncement is effective for fiscal years beginning on or after June 15, 2010. Entities can elect to apply this pronouncement (1) prospectively to new or materially modified arrangements after the pronouncement’s effective date or (2) retrospectively for all periods presented. Early application is permitted; however, if the entity elects prospective application and early adopts this pronouncement after its first interim reporting period, it must also do the following in the period of adoption: (1) retrospectively apply this pronouncement as of the beginning of that fiscal year and (2) disclose the effect of the retrospective adjustments on the prior interim periods’ revenue, income before taxes, net income, and earnings per share. The Company is in the process of evaluating the effect of adoption of this pronouncement.
In April 2010, the FASB issued an authoritative pronouncement regarding milestone method of revenue recognition. The scope of this pronouncement is limited to arrangements that include milestones relating to research or development deliverables. The pronouncement specifies guidance that must be met for a vendor to recognize consideration that is contingent upon achievement of a substantive milestone in its entirety in the period in which the milestone is achieved. The guidance applies to milestones in arrangements within the scope of this pronouncement regardless of whether the arrangement is determined to have single or multiple deliverables or units of accounting. The pronouncement will be effective for fiscal years, and interim periods within those years, beginning on or after June 15, 2010. Early application is permitted. Companies can apply this guidance prospectively to milestones achieved after adoption. However, retrospective application to all prior periods is also permitted. The Company does not expect the adoption of this pronouncement will have a significant effect on its consolidated financial position or results of operations.
In April 2010, FASB issued an authoritative pronouncement regarding the effect of denominating the exercise price of a share-based payment award in the currency of the market in which the underlying equity securities trades and that currency is different from (1) entity’s functional currency, (2) functional currency of the foreign operation for which the employee provides services, and (3) payroll currency of the employee. The guidance clarifies that an employee share-based payment award with an exercise price denominated in the currency of a market in which a substantial portion of the entity’s equity securities trades should be considered an equity award assuming all other criteria for equity classification are met. The pronouncement will be effective for interim and annual periods beginning on or after December 15, 2010, and will be applied prospectively. Affected entities will be required to record a cumulative catch-up adjustment for all awards outstanding as of the beginning of the annual period in which the guidance is adopted. The Company is in the process of evaluating the effect of the adoption of this pronouncement.

Xinhua Sports & Entertainment Limited
3. Concentration of risk
Concentration of credit risk
Financial instruments that potentially expose the Company to concentration of credit risk consists primarily of cash and cash equivalents, accounts receivable, consideration receivable from disposal of subsidiaries, and amounts due from related parties.
No single group or customer contributed more than 10% of the Company’s revenue for the years ended December 31, 2007 and 2008. Two customers contributed approximately $12,335,000, or 12.4% and $15,122,000 or 15.2%, of the company’s revenues during the year ended December 31, 2009.
No single group or customer contributed more than 10% of the Company’s accounts receivable balance as of December 31, 2007 and 2008. One customer accounted for 25.5% of the Company’s account receivable balance at December 31, 2009.
Accounts receivable are typically unsecured and are derived from revenue earned from customers in China. The Company maintains an allowance for doubtful debts and such losses have been within management’s expectation.
Concentration of location
Substantially all of the Company’s revenues for the years ended December 31, 2007, 2008 and 2009 were generated from the PRC including Hong Kong. In addition, a substantial portion of the identifiable assets of the Company are located in the PRC.
4. Acquisitions
I. 2009 acquisition
Everfame Development Limited was incorporated in the British Virgin Islands (“BVI”) under the laws of the BVI on August 7, 2008. Everfame Development Limited, its subsidiaries and its VIE (collectively, “Everfame”) are principally engaged in organization of culture communication activities, design and production of advertisement and acting as an agent and publishing advertisement. Everfame has a long term advertising agreement with Shaanxi Television Station through which Everfame has exclusive rights to provide advertising service up to 15 years in Shaanxi Satellite Television.

Xinhua Sports & Entertainment Limited
On April 2, 2009, XSEL acquired 100% Everfame ordinary shares with cash consideration of $22,589,642. The purpose of the acquisition was to expand the Company’s geographic reach and operating scope.
The accompanying consolidated financial statements include the assets and liabilities of Everfame as of December 31, 2009 and the operating results for the period from April 2, 2009 (date of acquisition) to December 31, 2009.
The following table summarizes the fair values of the assets acquired and liabilities assumed by XSEL on the acquisition date of Everfame.

Assets acquired:
Cash	$61,556
Prepaid expenses and other current assets	265,883
Deposits	1,453,398
Television program and film rights	13,838,579
License agreement	77,111,642
Property and equipment	1,664

Total	92,732,722

Liabilities assumed:
Accounts payable	6,306,460
Accrued expenses and other payables	13,642,949
Lease liabilities	74,144,168
Deferred tax liability	4,056,955

Total	98,150,532

Intangible assets	16,227,819

Net assets acquired	10,810,009
Cash consideration	$22,589,642

Goodwill	$11,779,633

		Amortization
		Period
		(Years)
Intangible assets comprised of:
Exclusive advertising agreement	$77,111,642	5.75
Exclusive advertising agreement resulting from acquisition	16,227,819	9.75

Xinhua Sports & Entertainment Limited
The following unaudited pro forma information summarizes the effect of the acquisition, as if the acquisition of Everfame had occurred as of January 1, 2008 and January 1, 2009. This pro forma information is presented for information purposes only. It is based on historical information and does not purport to represent the actual results that may have occurred had the Company consummated the acquisition on January 1, 2008 or January 1, 2009, nor is it necessarily indicative of future results of operations of the consolidated enterprises:

	2008	2009
	(Unaudited)	(Unaudited)
Pro forma net revenues	$186,030,952	$140,659,771

Pro forma (loss) income from operations	(239,295,147)	(339,461,802)

Pro forma net loss	(274,231,531)	(313,662,124)

Pro forma net loss per share
Basic and diluted from continuing operations — Class A Common share	$(1.55)	$(1.36)
Basic and diluted from continuing operations — Class B Common share	(1.55)	N/A
Basic and diluted from discontinued operations — Class A Common share	(0.49)	(0.64)
Basic and diluted from discontinued operations — Class B Common share	(0.49)	N/A

Intangible assets of $62,826,470 and television program and film rights of $14,192,291 were impaired in 2009 and goodwill was fully impaired as of December 31, 2009. Refer to Note 5, Impairments, for more details.
Refer to Note 34 for subsequent events.
II. Prior year acquisitions
(a) East Alliance Limited
East Alliance Limited was incorporated in the BVI under the laws of the BVI on June 2, 2006 and is an investment holding company for its wholly-owned subsidiaries and VIEs (collectively, “M-in Group”). M-in Group is a mobile service provider (“SP”) in China with SP licenses nationwide operating on wireless MVAS platforms.
On June 4, 2007, XSEL acquired 100% of East Alliance Limited’s ordinary shares at an initial cash consideration of $9,502,341, net of direct cost of 651,932. $452,265 of contingent consideration, which represents the lesser of the maximum amount of contingent consideration and the amount of negative goodwill, was recognized as of the date of acquisition.

Xinhua Sports & Entertainment Limited
The following table summarizes the fair values of the assets acquired and liabilities assumed on the date of acquisition of M-in Group by XSEL.

Assets acquired:
Cash	$1,087,862
Accounts receivable	2,318,995
Prepaid expenses and other current assets	321,849
Property and equipment	234,966

Total	3,963,672

Liabilities assumed:
Accounts payable	600,932
Accrued expenses and other payables	344,036
Amounts due to related parties	789,876
Contingent consideration payable	452,265
Deferred tax liability	1,148,951
Income taxes payable	65,339
Total	3,401,399

Intangible assets	9,592,000

Net assets acquired	10,154,273
Cash consideration in 2007	$10,154,273

		Amortization
		Period
		(Years)
Intangible assets comprised of:
License rights	$9,372,000	3.5
Noncompete agreement	220,000	1

In addition to the initial consideration, the equity owners of M-in Group are entitled to subsequent consideration, including cash and XSEL’s Class A common shares, based on a predetermined earn-out formula applied to audited operating results through December 31, 2007 and 2008. In 2008, the Company recorded additional consideration totaling $11,853,452, of which $7,112,072 was paid in cash and $4,741,380 was settled by the issuance of 3,261,670 Class A common shares in April 2008. In 2009, the Company recorded additional consideration and goodwill of $6,933,094. Consideration of $6,153,302 was paid in cash during 2009 and $1,225,946 was recorded as consideration payable in current liabilities as of December 31, 2009.
The accompanying consolidated financial statements include the assets and liabilities of M-in Group as of December 31, 2008 and 2009 and the operating results for the period from June 4, 2007 (date of acquisition by XSEL) to December 31, 2007 and for the years ended December 31, 2008 and 2009.
All intangible assets of M-in Group have been impaired as of December 31, 2009. Refer to Note 5, Impairments, for more details.
(b) Singshine (Holdings) Hongkong Ltd.
Singshine (Holdings) Hongkong Ltd. was established on September 10, 2003 in Hong Kong. Singshine (Holdings) Hongkong Ltd., its subsidiaries and VIEs (collectively, “SSMS”) are principally engaged in providing the marketing and promoting activities in restaurants, clubs and public areas (commonly referred to as “Below-The-Line marketing”).
On June 11, 2007, XSEL acquired 100% of SSMS’s ordinary shares at an initial cash consideration of $6,440,757. Direct costs of $196,568 were incurred.

Xinhua Sports & Entertainment Limited
The following table summarizes the fair values of the assets acquired and liabilities assumed by XSEL on the date of the acquisition of SSMS.

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

In addition to the initial cash consideration, the selling shareholders of SSMS were entitled to additional cash consideration based on a predetermined earn-out formula applied to audited operating results through December 31, 2007, 2008 and 2009. In 2008, the Company recorded additional goodwill of $6,654,508 upon the earn-out payment and the finalization of the purchase price allocation on the assets acquired and liabilities assumed. In 2009, the Company recorded additional consideration and goodwill of $7,425,913. The additional consideration of $5,382,972 was paid in cash and $2,062,068 was recorded as consideration payable in current liabilities as of December 31, 2009.
The accompanying consolidated financial statements include the assets and liabilities of SSMS as of December 31, 2008 and 2009 and the operating results for the period from June 11, 2007 (date of acquisition by XSEL) to December 31, 2007 and for the years ended December 31, 2008 and 2009.
SSMS’s intangible assets and goodwill were fully impaired as of December 31, 2009. Refer to Note 5, Impairments, for more details.

Xinhua Sports & Entertainment Limited
(c) Shanghai Paxi Advertising Co., Ltd.
Shanghai Paxi Advertising Co., Ltd. was established on August 17, 2006 in the PRC. Shanghai Paxi Advertising Co., Ltd. and its subsidiaries (collectively, “JCBN China”) are principally engaged in Below-The-Line marketing and online advertising.
On November 27, 2007, XSEL acquired 100% of JCBN China’s ordinary shares at an initial consideration of $40,825,770. Direct costs of $801,892 were incurred.
The following table summarizes the fair values of the assets acquired and liabilities assumed by XSEL on the date of the acquisition of JCBN China.

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

In addition to the initial consideration, the selling shareholders of JCBN China are entitled to additional consideration, including both cash and XSEL Class A common shares based on a predetermined earn-out formula applied to audited operating results through December 31, 2008 and 2009. In 2009, the Company recorded additional consideration and goodwill of $23,009,708, of which $9,121,467 was paid in cash, $9,203,884 of which was settled by the issuance of 11,357,473 Class A common shares in September 2009. The remaining balance of $4,682,784 was recorded as consideration payable in current liabilities as of December 31, 2009.

Xinhua Sports & Entertainment Limited
The accompanying consolidated financial statements include the assets and liabilities of JCBN China as of December 31, 2008 and 2009 and the operating results for the period from November 27, 2007 (date of acquisition) to December 31, 2007 and for the years ended December 31, 2008 and 2009.
Goodwill and intangible assets of JCBN China were fully impaired as of December 31, 2009. Refer to Note 5, Impairments, for more details.
Refer to Note 34 for subsequent settlement.
(d) Profitown Development Limited
Profitown Development Ltd. (“Profitown”) was established on May 10, 2007 in the BVI. Profitown and its subsidiaries (collectively, “Profitown Group”) are principally engaged in Below-The-Line marketing.
On November 27, 2007, XSEL acquired 100% Profitown’s ordinary shares at an initial consideration of $2,241,230. Direct costs of $77,959 were incurred.
The following table summarizes the fair values of the assets acquired and liabilities assumed by XSEL on the date of the acquisition of Profitown Group.

Assets acquired:
Cash	$66,689
Accounts receivable	48,143
Prepaid expenses and other current assets	9,873
Amounts due from related parties	217,115
Property and equipment	24,064

Total	365,884

Liabilities assumed:
Accounts payable	33,519
Accrued expenses and other payables	12,690
Income tax payables	48,114
Bank overdraft	22,768
Capital lease obligations	13,034
Deferred tax liabilities	271,650

Total	401,775

Intangible assets	1,552,285

Net assets acquired	1,516,394
Initial purchase consideration	2,319,189

Goodwill	$802,795

Xinhua Sports & Entertainment Limited

		Amortization
		Period
		(Years)
Intangible assets comprised of:
Customer base	$1,339,657	5
Noncompete agreement	191,319	5
Backlog order	21,309	1

In addition to the initial consideration, the equity owners of Profitown Group are entitled to additional consideration, including both cash and XSEL Class A common shares based on a predetermined earn-out formula applied to audited operating results through December 31, 2008 and 2009. In 2008, the Company recorded additional consideration and goodwill of $1,385,370. In 2009 the Company recorded additional consideration and goodwill of $304,922. The consideration of $676,116 was settled by the issuance of 560,500 Class A common shares and $1,014,176 was recorded as consideration payable in current liabilities as of December 31, 2009.
The accompanying consolidated financial statements include the assets and liabilities of Profitown Group as of December 31, 2008 and 2009 and for the period from November 27, 2007 (date of acquisition by XSEL) to December 31, 2007 and for the years ended December 31, 2008 and 2009.
Refer to Note 34 for subsequent settlement.
III. The prior years’ acquisitions subsequently discontinued or disposed
(a) Guangzhou Singshine Communication Co., Ltd.
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
In 2007, as a result of a series of contractual arrangements with nominee shareholders of Singshine Communication, XSEL became the primary beneficiary of 100% interest in Singshine Communication.
On November 27, 2009, Singshine Communication was sold back to the original selling shareholders of Singshine Communication. The accompanying consolidated financial statements include the assets and liabilities of Singshine Communication as of December 31, 2007 and 2008 and the operating results for the period from June 11, 2007 (effective date of the equity pledge and subordinate agreements) to December 31, 2007 and for the years ended December 31, 2008 and 2009 were reclassified to income (loss) from discontinued operations. Refer to Note 6, Discontinued Operations, for more details.

Xinhua Sports & Entertainment Limited
(b) Small World Television Ltd.
Small World Television Ltd. was established in Hong Kong on August 25, 2004. Small World Television and its subsidiary (collectively “Small World”) are principally engaged in the production of television programs. Small World also offers broadcast design services.
On August 22, 2007, XSEL acquired 70% equity interest of Small World with a consideration of $6,742,531 (net of transaction costs of $81,162), of which $1,742,531 was settled by the issuance of 546,248 Class A common shares of XSEL. On September 30, 2008, XSEL acquired the remaining 30% equity interest of Small World at nil consideration.
Small World ceased operation in December of 2009. The accompanying consolidated financial statements included the assets and liabilities of Small World as of December 31, 2008 and 2009 and the operating results for the period from August 22, 2007 (date of acquisition by XSEL) through December 31, 2007 and for the years ended December 31, 2008 and 2009 were reclassified to income from discontinued operations, respectively. Refer to Note 6, Discontinued Operations, for more details.
(c) Xinhua Finance Media (Convey) Limited
Xinhua Finance Media (Convey) Ltd. (formerly “Good Speed Holdings Limited”), was incorporated in the BVI under the laws of the BVI on June 6, 2007. Xinhua Finance Media (Convey) Ltd., and its subsidiaries (collectively, “Convey”) are principally engaged in outdoor advertising. On October 8, 2007, Good Speed Holdings Limited changed its name to Xinhua Finance Media (Convey) Ltd.
On July 2, 2007, XSEL acquired 100% Convey’s ordinary shares at an initial cash consideration of $33,000,000, net of direct costs of $257,411.
The following table summarizes the fair values of the assets acquired and liabilities assumed by XSEL on the acquisition date of Convey.

Assets acquired:
Accounts receivable	$1,536,045
Prepaid expenses and other current assets	771,307
Property and equipment	495,722
Other assets	64,263

Total	2,867,337

Liabilities assumed:
Accounts payable	527,558
Accrued expenses and other payables	1,237,539
Bank overdraft	319,050
Bank loans	125,580
Capital lease obligations	496,494
Amounts due to related parties	79,073
Income taxes payable	17,263
Deferred tax liabilities	3,130,977

Total	5,933,534

Intangible assets	17,415,579

Net assets acquired	14,349,382
Cash consideration	33,257,411
Goodwill	$18,908,029

Xinhua Sports & Entertainment Limited

		Amortization
		Period
		(Years)
Intangible assets comprised of:
Indefinite life trademark	$8,059,482	Indefinite
Distribution network	5,402,375	9
Customer base	3,702,354	15
Backlog order	251,368	1

In addition to the initial consideration, the shareholders of Convey are entitled to additional consideration, including both cash and XSEL’s Class A common shares based on a predetermined earn-out formula applied to the aggregate audited operating results through June 30, 2008 and 2009.
In 2008, the Company recorded additional consideration and goodwill of $39,810,073. The additional consideration of $19,810,073 was paid by cash and $20,000,000 will be payable in Class A common shares.
On December 31, 2008, 85% of equity interest of Convey was sold back to the original owner. Refer to Note 7, Disposal of Convey, for details. The accompanying consolidated financial statements only included the operating results for the period from July 2, 2007 (date of acquisition) to December 31, 2007 and for the year ended December 31, 2008.

Xinhua Sports & Entertainment Limited
5. Impairments
Impairment losses recorded for assets from continuing and discontinued operations as a result of repositioning and change of business environment for the years ended December 31, 2007, 2008 and 2009 are summarized in the table below:

	Year Ended	Year Ended	Year Ended
	December 31, 2007	December 31, 2008	December 31, 2009
	(In U.S. dollars)

Continuing operations
Impairment loss on goodwill (a)	—	137,343,265	71,472,061
Impairment loss on intangible assets (a)	—	11,884,680	84,226,010
Impairment loss of television program and film rights (a)	—	—	14,192,291
Impairment loss on other non-current assets (b)	—	—	4,524,803
Impairment loss on property and equipment (a)	—	2,188,071	468,428
Impairment loss on promissory note (c)	—	8,521,483	—

Discontinued operations
Impairment loss on goodwill (a)	—	43,497,826	11,689,417
Impairment loss on intangible assets (a)	—	13,677,415	86,190,368
Impairment loss on other non-current assets (b)	—	3,085,850	—
Impairment loss on property and equipment (a)	—	250,747	1,728,152

(a)	In 2008, impairment losses on goodwill, intangible assets and property and equipment were driven mainly by the Company’s repositioning in the sports and entertainment fields and the global economic downturn in 2008. In 2009, the impairment losses on goodwill, intangible assets, television program and film costs and property and equipment were mainly due to (1) the release of Rule 61 (“Rule 61”) in October 2009 by the State Administration of Radio, Film and Television, which substantially cuts the time allowed for brand advertisements in each hour and the amount of time allotted for infomercials and (2) the loss of major customers to competitors in the Advertising Group. For details of goodwill and intangible assets, please refer to Note 14, License agreements, Exclusive Advertising Agreement and Other Intangible Assets, and Note 15, Goodwill.

(b)	The impairments on non-current assets mainly consist of impairment of capitalized content production cost, capitalized film cost, and advance to third parties due to the same reason as stated above for 2009 goodwill impairment.

(c)	This represented impairment on promissory note issued to a related party, 50% of which was owned by the Company’s former senior management officer. Impacted by challenging economic conditions, the related party was unable to repay the principal and accrued interest. Therefore, the Company recorded a provision of $8,521,483 for the remaining amount of the note and accrued interest as of December 31, 2008.
The impairments of goodwill and long-lived assets were determined based on the fair values of reporting units or assets, which were developed using models with significant unobservable inputs (level 3), including but not limited to the amount and timing of projected future cash flows, the discount rate selected to measure the risks inherent in the future cash flows and the assessment of the asset’s economic life cycle and the competitive trends impacting the asset, including consideration of any technical, legal, regulatory or economic barriers to entry.

Xinhua Sports & Entertainment Limited
6. Discontinued operations
Subsidiary to be sold
In the fourth quarter of 2009, as a result of the repositioning of the Company, the Company determined to seek buyers of Beijing Jingguan Xincheng Advertising Co., Ltd. and its subsidiary (collectively “Economic Observer Advertising”) and Beijing Jingshi Jingguan Advertising Co., Ltd. (“EWEO”), the Company’s printing business. Accordingly, the assets and liabilities of Economic Observer Advertising and EWEO are separately reported as “assets and liabilities held for sale” as of December 31, 2009. The results of operations of Economic Observer Advertising and EWEO, including revenue, for all periods, are separately reported as part of “discontinued operations”.
After impairment charges, the carrying amounts of the major classes of assets and liabilities of Economic Observer Advertising and EWEO as of December 31, 2009 were as follows:

Cash	388,119
Other current assets	4,253,942
Non-current assets	38,095,068

Total assets held for sale	$42,737,129

Current liability	$10,633,290
Other current liabilities	11,450,084

Total liabilities held for sale	$22,083,374

Net assets held for sale	$20,653,755
Economic Observer Advertising and EWEO were subsequently sold to an independent, non-affiliated purchaser at cash consideration of US$24,000,000. Refer to Note 34, Subsequent events, for more details.
Subsidiaries disposed
In addition, Shanghai Hyperlink Market Research Co., Ltd. and its subsidiaries (collectively, “Hyperlink”), Beijing Century Media Advertising Co., Ltd. (“Century Media Advertising”) and Singshine Communication were sold in 2009. Their historical operating results were reported as part of “discontinued operations” for all periods presented in the accompanying consolidated statement of operations. The net gain on disposal of subsidiaries was $3,872,583, which was reported as part of “discontinued operations” for the year ended December 31, 2009. Refer to below for more details.

Loss on disposal of Century Media Advertising	(1,939,757)
Gain on disposal of Singshine Communication	4,746,971
Gain on disposal of Hyperlink	1,065,369

Net gain on disposals	$3,872,583

(a) Century Media Advertising and Singshine Communication
On November 26, 2009, Century Media Advertising was sold back to the original selling shareholders with cash consideration of RMB 1. The disposition was completed on November 27, 2009 and a loss on such disposition of $1,939,757 (including loss on waiver of receivable from Singshine Communication) was recognized by the Company for the year ended December 31, 2009.

Xinhua Sports & Entertainment Limited
The carrying amounts of the major classes of assets and liabilities of Century Media Advertising at November 27, 2009 were as follows:

Total assets	$2,595,018

Total liabilities	$1,038,391

Net assets disposed	$1,556,627
Revenue and net income of Century Media Advertising, before intercompany eliminations, for the year ended 31 December, 2009 are as follows:

Net revenue	$5,128,878

Net income	$1,184,704

Singshine Communication is wholly owned by Century Media Advertising, and was also disposed on November 27, 2009 with a cash consideration of RMB 1. A gain of $4,746,971 related to the disposal of Singshine Communications was recognized by the Company for the year ended December 31, 2009.
The carrying amounts of the major classes of assets and liabilities of Singshine Communication at November 27, 2009 were as follows:

Total assets	$475,768

Total liabilities	$5,242,057

Net liabilities disposed	$4,766,289
Revenue and net income of Singshine Communication, before intercompany eliminations, for the year ended 31 December, 2009 is as follows:

Net revenue	$3,907,330

Net loss	$295,969

(b) Hyperlink
On March 13, 2009, the Company entered into an agreement with INTAGE Inc. and INTAGE Marketing Consulting (Shanghai) Co., Ltd., for the sale of its entire investment in Hyperlink, which was 100% equity interest. Under the agreement, the total consideration for the assets transferred was US$10,713,292 (Yen 1,050,000,000).
The disposition was completed on October 21, 2009 and a gain on such disposition of $1,065,369 (net of transaction cost of $638,811 and bonus payment to the executives of Hyperlink pursuant to employment agreements of $2,200,000) was recognized by the Company for the year ended December 31, 2009.

Xinhua Sports & Entertainment Limited
The carrying amounts of the major classes of assets and liabilities of Hyperlink at October 21, 2009 were as follows:

Total assets	$8,057,955

Total liabilities	$1,127,136

Net assets disposed	$6,930,819
Revenue and net income of Hyperlink, before intercompany eliminations, for the year ended 31 December, 2009 are as follows:

Net revenue	$4,514,411

Net income	$256,483

Subsidiaries terminated
In the fourth quarter of 2009, due to the cessation of print business, content production business and strategic partnership with Shanghai Camera Media Investment Co., Ltd., the historical operating results of EconWorld Media Limited and its subsidiaries (collectively “EconWorld Media”), Beijing Century Media Culture Co., Ltd. and its subsidiaries (collectively, “Beijing Century Media”), Upper Step Holdings Limited and its subsidiaries (collectively, “Upper Step”), Beijing Perspective Orient Movie and Television Intermediary Co., Ltd. and its subsidiaries (collectively, “Beijing Perspective”) and Small World are reported as part of “discontinued operations” for all periods presented in the accompanying condensed consolidated statement of operations.
Selected operating results for the discontinued business are presented in the following table:

	Year Ended	Year Ended	Year Ended
	December 31, 2007	December 31, 2008	December 31, 2009
	(In U.S. dollars, except for share data)

Net revenues	51,360,580	64,544,449	41,429,034
Income (loss) from discontinued operations before current income tax expense (1)	7,243,647	(65,648,657)	(122,430,930)
(Benefit) provision for income tax	(12,896,254)	626,080	(22,135,390)

Income (loss) from discontinued operations, net of taxes	20,139,901	(66,274,737)	(100,295,540)

(1)	Included in 2009 loss from discontinued operations was a net gain on disposal of subsidiaries of $3,872,583.
7. Loss on disposal of Convey
On December 31, 2008, the Company entered into an agreement with Pariya Holdings Limited (“Pariya”), the original selling shareholders of Convey where the Company purchased Convey in 2007, for the sales of 85% of its 100% equity investment in Convey. Under the agreement, the total consideration for the assets transferred was $85,000,000. The disposition was completed on December 31, 2008 and a loss of $4,720,705 on such disposition was recognized by the Company for the year ended December 31, 2008.

Xinhua Sports & Entertainment Limited
The carrying amounts of the major classes of assets and liabilities of Convey at December 31, 2008 were as follows:

Total assets	$91,147,876

Total liabilities	$(8,872,513)

Net assets	$82,275,363
Other investment (15% interests retained)	(12,341,305)

Net assets disposed (85% equity interest)	$69,934,058

Revenue and net income of Convey, before intercompany eliminations, for the year ended 31 December, 2008 is as follows:

Net revenue	$21,598,870

Net income	$6,462,136

The disposition of Convey was completed on December 31, 2008, and did not meet the definition of discontinued operations since the Company still has the line of business Convey was in and the Company had continuing involvement in Convey.
In connection with the 2007 Convey purchase agreement, as of December 31, 2008, there was consideration payable balance of $20,000,000, which remained outstanding as of December 31, 2009. In addition, in 2008, the Company incurred additional earn-out consideration payable to Pariya of $10,640,000, $5,640,000 of which was paid in January 2009, and the remaining $5 million was recorded as a reduction to consideration receivables in relation to the sales agreement with Pariya (see below discussion).
According to the sales agreement with Pariya, the consideration receivables by the Company are in seven installments in which the first six installments, $45,640,000, were scheduled to be settled in 2009 and the last installment, $34,360,000, will be settled in 2012. The non-current portion of consideration receivable was discounted to its present value of approximately $27.3 million as of December 31, 2009.
As of December 31, 2009, the current portion of consideration receivable of $45,640,000 was overdue. Due to the uncertain in collectability, provision of $25,640,000 was made to reduce the current consideration receivable to the amount equal to the consideration payable of $20 million.
As of December 31, 2009, the total consideration receivables (current and non-current) from Pariya were $47.3 million and the consideration payable to Pariya remained $20.0 million.

Xinhua Sports & Entertainment Limited
8. Accounts receivable, net of allowance for doubtful debts

	At December 31, 2008	At December 31, 2009
Accounts receivable	$53,932,569	$26,414,114
Less: Allowance for doubtful debts	(9,169,667)	(8,095,013)

Total	$44,762,902	$18,319,101

	2007	2008	2009
Movements in allowance for doubtful debts
Balance at the beginning of the year	$—	$301,217	$9,169,667
Add: Amount charged to expenses	301,217	10,427,114	11,235,937
Exchange rate difference	—	97,244	(12,484)
Less: Write-off of allowance for doubtful debts	—	(601,054)	(8,974,631)
Recovery of the provision	—	—	(3,282,163)
Reclassified to assets held for sale	—	—	(41,313)
Disposal of subsidiaries	—	(1,054,854)	—

Balance at the end of the year	$301,217	$9,169,667	$8,095,013

9. Cost method investment
The Company uses the cost method of accounting to record its investment since the Company does not have the ability to exercise significant influence over the operating and financial policies. The Company periodically reviews the investment of other-than-temporary impairment. The Company measures its cost method investment at fair value when they are deemed to be other-than-temporarily impaired. The fair values of the Company’s investments are determined based on valuation techniques using the best information available. An impairment charge is recorded when the cost of the investment exceeds its fair value and this condition is determined to be other than temporary.
The cost method investment as of December 31, 2008 and 2009 consisted of the following:

	At December 31, 2008	At December 31, 2009
Investment in Convey	$11,508,239	$11,508,239
Investment in ASN	2,000,000	—

Total	$13,508,239	$11,508,239

As of December 31, 2008, the Company’s investment represented 15.5% equity interest in ASN Holdings Limited (“ASN”) of $2,000,000 and 15% equity interest in Convey of $11,508,239. As of December 31, 2009, the Company’s investment represented 15% equity interest in Convey of $11,508,239.
ASN is a company incorporated in the BVI and is intended to be engaged in investment holding and distribution of sports program. The investment of ASN was accounted for as a cost method investment.

Xinhua Sports & Entertainment Limited
Convey was incorporated in the BVI under the laws of the BVI on June 6, 2007 and it is principally engaged in outdoor advertising. The Company acquired 100% equity interest of Convey on July 2, 2007 and disposed of 85% of its equity on December 31, 2008. The remaining 15% equity interest of Convey was then accounted for as a cost method investment.
The fair values of the equity interest of the cost method investments were developed through the application of the income approach technique known as the discounted cash flow method. Under this method, value depends on the present worth of future economic benefits to be derived from the projected net income and is developed by discounting projected future net cash flows available to its present worth. The fair value was determined using models with significant unobservable inputs (level 3), including but not limited to financial forecast, projection in capital expenditure, terminal value, discount rate and required return on equity capital. Impairment loss is recorded when the decline of its fair value measured on a nonrecurring basis below its carrying amount determined to be other than temporary, which involves judgment as to the severity and duration of the decline below fair value.
For the year ended December 31, 2008, the Company recognized an impairment loss of $833,066 based on estimation of future cash flows of Convey and a full impairment $500,000 for 19% equity interest in Hyperlink E-data International Limited, which was intended to be engaged in market research online business.
For the year ended December 31, 2009, based on the estimated fair value of the equity interest in ASN, full impairment charge of $2,000,000 was recognized for the investment in ASN.
The investment in Convey as of December 31, 2009, measured at fair value on a nonrecurring basis, was not impaired since the estimated fair value was more than its carrying amount.
10. Television program and film right, net
Television program and film right, net consisted of the following:

	At December 31, 2008	At December 31, 2009
Television program and film right	—	$19,874,965
Less: Accumulated amortization	—	1,323,253
Less: Impairment loss	—	14,192,291

Television program and film right, net	—	$4,359,421

Television program and film rights are amortized on a straight-line basis over their estimated useful lives. Amortization expenses were 1,322,981 for the year ended December 31, 2009. Television program and film right of $14,192,291 were impaired in 2009 due to the estimated decreasing future cash flow from advertisements. Refer to Note 5, Impairments, for more details.

Xinhua Sports & Entertainment Limited
11. Other current assets
Other current assets consisted of the following:

	At December 31, 2008	At December 31, 2009
Advances to employees	$1,225,066	$347,826
Rent deposits	471,978	542,561
Interest income receivable	245,784	183,677
Advance to third party	—	1,900,000
Others	2,316,228	1,044,064

Total	$4,259,056	$4,018,128

Advances to employees are non-interest bearing and are due on the Company’s demand. Advance to third party represented amount to a third party which is non-interest bearing and is due on the Company’s demand.
12. Deposit for investment
On October 9, 2008, the Company entered into a purchase agreement with Prime Day Management Limited, (“Prime Day”), and certain other parties to acquire a 100% equity interest in Starease Limited, a company incorporated under the laws of BVI (which, together with its subsidiaries and associated company, Starease Group) at consideration of $15,000,000 in cash and 2,000,000 in XSEL Class A common shares. Starease Group has interest in operating four digital pay channels in the PRC. As of December 31, 2008, the Company has paid a deposit of $10,000,000 and advance of $4,174,566 to Prime Day and Starease Group, respectively, pursuant to the purchase agreement. As of December 31, 2009, the Company has paid a deposit of $11,100,000 and advance of $5,272,089 to Prime Day and Starease Group, respectively, pursuant to the purchase agreement. The Company also agreed to establish a joint venture with Starease Group for the operation of these four cable pay channels. In 2009, the Company and Prime Day Management established a high definition digital television channel. However, the government approval for repositioning of those four digital pay channels and establishment of the joint venture has not been obtained and the acquisition has not yet been completed. As of December 31, 2009, if or when the acquisition is completed, the Company has a commitment to pay $3,900,000 and issue 2,000,000 XSEL’s common shares under this purchase agreement.
13. Property and equipment, net
Property and equipment, net consisted of the following:

	At December 31, 2008	At December 31, 2009
Leasehold improvements	$2,003,777	$1,538,264
Billboards and lampposts	2,749,421	3,133,391
Furniture, fixtures and equipment	7,925,794	6,581,671
Motor vehicles	696,387	465,754

Total	13,375,379	11,719,080
Less: Impairment loss	2,438,818	4,635,398
Accumulated depreciation and amortization	4,499,074	5,195,798

Total	6,437,487	1,887,884

Construction in progress	153,303	109,184

Property and equipment, net	$6,590,790	$1,997,068

Xinhua Sports & Entertainment Limited
Depreciation and amortization expense was $1,772,825 (including $730,492 from continued operation and $1,042,333 from discontinued operation), $2,813,730 (including $1,430,533 from continued operation and $1,383,197 from discontinued operation) and $2,209,439 (including $968,938 from continued operation and $1,240,501 from discontinued operation) for the years ended December 31, 2007, 2008 and 2009, respectively. For impairment on property and equipment, refer to Note 5, Impairments, for more details.
14. License Agreements, Exclusive Advertising Agreement, and Other Intangible Assets
(a) License agreement in Upper Step

	At December 31, 2008	At December 31, 2009

— License agreement	$38,834,305	$38,834,305
— Television advertising services contract	71,926,980	71,915,965

	110,761,285	110,750,270

Less: Accumulated amortization
License agreements in Upper Step
— License agreement	2,970,461	4,359,541
— Television advertising services contract	8,642,807	13,017,075

	11,613,268	17,376,616

Less: Impairment loss
License agreements in Upper Step
— License agreement	—	34,474,764
— Television advertising services contract	—	12,461,652

	—	46,936,416

Less: license rights under Television advertising service contract due to early termination of contract (1)	—	46,437,238

License agreements in Upper Step, net	$99,148,017	$—

(1)	As of December 31, 2009, due to the impact of the release of Rule61 in October 2009 by the State Administration of Radio, Film and Television, which substantially cuts the time allowed for brand advertisements in each hour and the amount of time allotted for infomercials, Upper step terminated its advertising services contract with Inner Mongolia Television Station. Both the license rights under the Television advertising services contracts and associated liabilities were reduced, which resulted in a loss of $4.5 million due to the termination of the license contract. The loss was recorded as part of the net gain (loss) on disposal of subsidiaries in discontinued operations.

Xinhua Sports & Entertainment Limited
(b) License agreement in Everfame

License agreement in Everfame	$—	$93,444,842
Less: Accumulated amortization	—	11,320,080
Less: Impairment loss	—	62,826,470

License agreement in Everfame, net	$—	$19,298,292

This license agreement represents exclusive licensing and advertising rights in association with acquisition of Everfame in 2009. Refer to Note 4, Acquisitions, for more details.
(c) Exclusive advertising agreement in Economic observer advertising

Exclusive advertising agreement in Economic Observer Advertising	$77,922,407	$77,967,856
Less: Accumulated amortization	3,655,191	5,202,247
Less: Impairment loss	—	35,369,044
Less: Relass to assets held for sale(2)	—	37,396,565

	$74,267,216	$—

(2)	As of December 31, 2009, as a result of the planned sale of Economic Observer Advertising, the exclusive advertising agreement of Economic Observer was reclassified as part of assets held for sale.
(d) Other intangible assets
Other intangible assets, net consisted of the following:

Advertising agency right	$8,590,721	$4,333,110
Backlog order	340,089	340,089
Customer base	16,663,921	10,577,092
Distribution network	203,769	196,069
Exclusive advertising agreement	11,845,287	10,420,260
License rights (3)	9,373,959	5,985,456
Noncompete agreements	5,619,660	4,171,154
Publishing title	189,354	80,270
Radio advertising agency rights	11,920,134	—
Research customer relationship	405,548	—
Trademark	4,220,142	3,761,732
Others (4)	4,907,042	7,066,731

Total cost of other intangible assets	74,279,626	46,931,963

Less: Accumulated amortization
Advertising agency right	$2,366,251	$2,337,920
Backlog order	340,089	340,089
Customer base	6,367,502	7,433,138
Distribution network	45,311	83,802
Exclusive advertising agreement	641,394	966,434
License rights	4,240,604	5,150,962
Noncompete agreements	2,709,330	2,895,032
Publishing title	80,270	80,270
Radio advertising agency rights	3,171,750	—
Research customer relationship	241,673	—
Trademark	528,154	840,231
Others	871,853	1,519,637

Total accumulated amortization	21,604,181	21,647,515

Less: Impairment loss	25,562,095	25,284,448
Other intangible assets, net	$27,113,350	$—

Xinhua Sports & Entertainment Limited

(3)	Included in the license rights were 4,000,000 common shares issued in 2009 in relation to the acquisition of China Youth Net license rights.

(4)	Included in the balance of other intangible assets as of December 31, 2008 and 2009 are trademarks of $1,584,000 and $0, respectively, with indefinite life and not subject to amortization. Impairment loss of $457,000 and $1,584,000 is recognized for these intangible assets for the year ended December 31, 2008 and 2009, respectively. Refer to Note 5, Impairments, for more details.
Amortization expense of intangible assets was $14,622,199 (including $4,831,997 from continued operation and $9,790,202 from discontinued operation), $19,762,310 (including $9,339,513 from continued operation and $10,422,797 from discontinued operation) and $23,381,606 (including $15,703,173 from continued operation and $7,678,433 from discontinued operation and) for the years ended December 31, 2007, 2008 and 2009, respectively.
For impairments on the license agreement, exclusive advertising agreements, and other intangible assets, refer to Note 5, Impairments, for more details.
15. Goodwill
The changes in the carrying amount of goodwill in each of the segments are as follows:

2009	Print	Advertising	Broadcasting	Total
Gross amount
Beginning balance	$6,566,376	$163,416,551	$57,850,888	$227,833,815
Finalization of earnout consideration (1)	—	30,740,543	6,933,094	37,673,637
Goodwill acquired during acquisition	—	—	11,779,633	11,779,633
Modification due to finalization of purchase price allocation	—	—	(1,742,676)	(1,742,676)
Write-off related to disposal of subsidiaries	—	(4,303,824)	—	(4,303,824)

Ending balance	6,566,376	189,853,270	74,820,939	271,240,585

Accumulated impairment loss (2):
Beginning balance	(6,566,376)	(128,113,244)	(46,161,471)	(180,841,091)
Charge for the year	—	(61,435,104)	(21,726,374)	(83,161,478)

Ending balance	(6,566,376)	(189,548,348)	(67,887,845)	(264,002,569)

Goodwill, net	$—	$304,922	$6,933,094	$7,238,016

Xinhua Sports & Entertainment Limited

2008	Print	Advertising	Broadcasting	Total
Gross amount
Beginning balance	$6,566,376	$135,531,566	$38,027,546	$180,125,488
Finalization of earnout consideration (1)	—	86,751,419	20,562,708	107,314,127
Modification due to finalization of purchase price allocation	—	(148,332)	(739,366)	(887,698)
Write-off related to disposal of subsidiaries	—	(58,718,102)	—	(58,718,102)

Ending balance	6,566,376	163,416,551	57,850,888	227,833,815

Accumulated impairment loss (2):
Beginning balance	—	—	—	—
Charge for the year	(6,566,376)	(128,113,244)	(46,161,471)	(180,841,091)

Ending balance	(6,566,376)	(128,113,244)	(46,161,471)	(180,841,091)

Goodwill, net	$—	$35,303,307	$11,689,417	$46,992,724

(1)	The amount represents the contingent consideration (earn-out) recognized during the year when the contingency was resolved. For details of contingent consideration finalized during 2008 and 2009, please refer to Note 18, Consideration payable.

(2)	Refer to Note 5, Impairments, for more details.
16. Principal protected note
In October 2007, the Company acquired a $25.0 million unsecured principal protected note (the “Principal Protected Note”) issued by Lehman Brothers Holdings Inc., (“Lehman Brothers”) from UBS Financial Service, Inc. and matured on January 30, 2009 (the “Maturity Date”). On the Maturity Date, the Principal Protected Note will be redeemed at 100% plus a variable amount based on the performance of the FTSE/Xinhua China 25 Index. The unrealized loss of $90,076 was charged to other expenses in the consolidated statement of operations during the year ended December 31, 2007. In July 2008, the Company borrowed $14.0 million from UBS AG using the Principal Protected Note as collateral. In September 2008, Lehman Brother filed for bankruptcy, and after the Company refused to post additional collateral for the loan, USB AG filed a demand for arbitration with American Arbitration Association against the Company seeking repayment of the loan on September 25, 2008. On October 28, 2008, the Company filed its defense to the demand as well as a cross claim against UBS Financial Services, Inc, for an amount excess of $25.0 million. Due to the bankruptcy of Lehman Brothers, the Company was of the view that the Principal Protected Note cannot be recovered and was considered other than temporarily impaired, and full provision of $24,909,929 has been taken against the carrying value of the Principal Protected Note as of December 31, 2008. On October 1, 2009, the Company settled this dispute with UBS Financial Services and UBS AG. All claims have been discharged. The Company recorded for the year ended December 31, 2009 a net gain of $13.5 million in relation to the settlement.

Xinhua Sports & Entertainment Limited
On January 1, 2009 the Company adopted an authoritative pronouncement which requires that an entity separates the amount of the other than temporary impairment into the amount that is credit related (credit loss component) and the amount due to all other factors. The credit loss component is recognized in earnings, which represents the difference between a security’s amortized cost basis and the discounted present value of expected future cash flows. The amount due to other factors is recognized in other comprehensive income if the entity neither intends to sell and will not more likely than not be required to sell the security before recovery. The difference between the amortized cost basis and the cash flows expected to be collected is accreted as interest income. Because the other than temporary impairment recognized in 2008 of $24,909,929 was all attributable to credit loss, the adoption of the new guidance did not result in a cumulative-effect adjustment as of January 1, 2009.
17. Accrued expenses and other payables
Accrued expenses and other payables consisted of the following:

	At December 31, 2008	At December 31, 2009
Accrued salary and welfare	$2,771,726	$2,944,700
Other taxes payable	4,397,486	2,874,997
Payables for television program and film right	—	2,910,768
Receipt in advance	3,357,461	714,956
Deferred revenue	595,871	148,361
Audit and audit related fees	1,789,117	1,404,149
Short term loan payables	—	1,887,684
Other	7,493,983	5,459,599

Total	$20,405,644	$18,345,214

18. Consideration payable

			JCBN	Profitown
(U.S. dollars in millions)	SSMS	XFA(1)	China	Group	Convey	M-in Group	Others(2)	Total
Balance as at January 1, 2008	—	—	0.9	—	—	0.5	1.2	2.6
Contingent consideration recognized for the year	5.4	35.4	0.1	1.4	40.0	11.8	11.5	105.6
Finalization of purchase price allocation	1.3	—	—	—	—	—	—	1.3
Cash payment for the year	(6.7)	—	(1.0)	—	(20.0)	(7.1)	(0.9)	(35.7)
Share issuance for the year	—	—	—	—	—	(4.7)	(0.2)	(4.9)
Cash payment by XFL	—	(17.7)	—	—	—	—	(6.1)	(23.8)
Share issuance by XFL	—	(17.7)	—	—	—	—	(5.5)	(23.2)

Balance as at January 1, 2009	—	—	—	1.4	20.0	0.5	—	21.9
Contingent consideration recognized for the year	7.4	—	23.0	0.3	5.6	6.9	—	43.2
Payment for the year	(5.4)	—	(9.1)	—	(5.6)	(6.2)	—	(26.3)
Share issuance for the year	—	—	(9.2)	(0.7)	—	—	—	(9.9)

Balance as at December 31, 2009	2.0	—	4.7	1.0	20.0	1.2	—	28.9

(1)	XSEL Advertising Ltd, its subsidiaries and VIEs are collectively referred to as XFA.

(2)	Others include Hyperlink, Singshine Communication, Century Media Advertising and Beijing Perspective. Hyperlink, Singshine Communication and Century Media Advertising were disposed in 2009 and Beijing Perspective was reclassified to discontinued operation as of December 31, 2009. Refer to Note 6, Discontinued operations, for more details.

Xinhua Sports & Entertainment Limited
19. Long term obligations under licensing agreements

	At December 31, 2008	At December 31, 2009
Long term obligations, current portion	$10,363,762	$9,923,802
Long term obligations, non-current portion	68,305,496	64,062,756

Total	$78,669,258	$73,986,558

The long term obligations as of December 31, 2009 represent the outstanding consideration for the acquisition of exclusive operating right in Everfame and exclusive advertising agreement in XFA and XSEL which are non-interest bearing and have repayment terms ranging from 2 to 20 years with fixed monthly or annual payments. The long term obligations as of December 31, 2008 represented the outstanding consideration for the acquisition of license agreement and exclusive advertising agreements in Economic Observer Advertising, advertising services agreement in Upper Step and exclusive advertising agreement in Singshine Communication and XFA which were non-interest bearing and have repayment terms ranging from 5 to 50 years with fixed monthly or annual payments.
The obligation was accordingly discounted at an effective interest rate of 8% per annum. Such imputed interest included in the consolidated statement of operations for the years ended December 31, 2007, 2008 and 2009 amounted to $4,496,020, $5,045,122 and $9,032,773, respectively.
The schedule of principal payments of long term obligations as of December 31, 2009 was as follows:

2010	$9,923,802
2011	12,506,892
2012	15,180,369
2013	17,527,385
2014	17,405,131
After 2014	1,442,979

Total	$73,986,558
Less: current portion	9,923,802

Non-current portion	$64,062,756

Xinhua Sports & Entertainment Limited
20. Bank borrowings
The bank borrowings as of December 31, 2008 and 2009 were secured by bank deposits of approximately $37.5 million and $35.9 million, respectively.
The bank borrowings as of December 31, 2009 carried interest ranging from 4.78% to 5.31% per annum and had repayment terms ranging from 6 months to 1 year. The bank borrowings as of December 31, 2008 carried interest ranging from 3.61% to 6.72% per annum and had repayment terms ranging from 6 months to 1 year.
21. Convertible securities
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
(ii) On February 18, 2008, the Company entered into an agreement with a shareholder, Yucaipa Global Partnership Fund L.P., and sold 300,000 redeemable convertible preferred shares (“Series B Preferred Shares” or “the Shares”) recorded in mezzanine equity of each at a stated value (the “Stated Value”) of $100 per share for $30,000,000 with transaction cost of approximately $794,000. The cash proceeds were used primarily to finance the business growth and expansion in China.
The key terms of the Convertible Redeemable Preferred Shares are as follows:
Dividends. The holders of Series B Preferred Shares are entitled to receive quarterly cumulative dividends at a rate equal to the higher of (i) 8% per annum and (ii) the aggregate amount of dividends declared during the applicable fiscal quarter on the number of Class A common shares into which Series B Preferred Shares were convertible when such dividends were declared. The dividends are payable in cash or stock at XSEL’s option. Dividends of $2,000,000 and $2,560,000 were declared for the Series B Preferred Shares in 2008 and 2009, respectively.

Xinhua Sports & Entertainment Limited
Conversion. Series B Preferred Shares are convertible into Conversion Shares, defined as any Class A common shares issued upon conversion of any of the Shares or Series B Preferred Shares issued as payment-in-kind dividends pursuant to the authorizing resolution, at any time and from time to time after the earlier of either (i) one year after the Closing Date, defined as the date on which the issuance, purchase and sale of the Shares, or (ii) the occurrence of any of realization events as defined in the share subscription agreement, without the payment of additional consideration, any Series B Preferred Shares holder shall have the right, at its option, to convert, all or any portion of Series B Preferred Shares held by it into Conversion Shares at the then applicable conversion rate (the “Conversion Rate”). The Conversion Rate at any time shall be determined by dividing an amount equal to the sum of (x) the Stated Value per share plus (y) the amount of any accrued preferred dividends per share then remaining unpaid on each Series B Preferred Share being converted by the then applicable Conversion Price per share. The “Conversion Price” shall initially be equal to the US$3.00 per share, but shall be subject to adjustment from time to time based on certain anti-dilution adjustment.
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

Xinhua Sports & Entertainment Limited
Voting rights. Each Series B Preferred Share shall entitle the holder to such number of votes equal to the number of common shares into which such Series B Preferred Shares are then convertible.
Liquidation preference. In the event of any liquidation, dissolution or winding up of the Company, of any distribution of assets to its shareholders, either voluntary or involuntary, each Series B Preferred Share holder shall be entitled to receive for each of its Series B Preferred Share, out of any lawfully available assets of the Company, in preference to the holders of common shares and any other preferred shares, an amount equal to the greater of (x) the sum of (i) two times the Stated Value plus (ii) any accrued but unpaid dividends and (y) the liquidation value attributable to the Conversion Shares into which such Series B Preferred Shares are then convertible.
There were 314,000 and 345,600 Series B Preferred Shares outstanding as of December 31, 2008 and 2009, respectively. Of which 14,000 and 31,600 Series B Preferred Shares were issued during the year ended December 31, 2008 and 2009, respectively, as dividends in kind.
(b) Convertible loan
On October 21, 2008 (the “Convertible Loan Closing Date”), XSEL has entered into a secured convertible loan facility for up to $80 million with affiliates (collectively, the “Investors”) of Patriarch, a global investment firm based in New York and currently a shareholder of XSEL. The funds were used to finance its expansion in its broadcast business, with a focus on sports. The facility is for a term of four years, and is secured by certain television assets of the Company with carrying value as of December 31, 2008 and 2009 approximately $7,956,000 and $0, respectively. As of December 31, 2008 and 2009, the Company has drawn $33.2 million and $57.8 million through this loan facility (the “Convertible Loan”). The capitalized transaction cost was $1,929,216 and $943,578 for the year ended December 31, 2008 and 2009, respectively. Amortization expenses on capitalized transaction cost, commitment fee and interest expenses, including imputed interest expenses, were $708,362 and $6,492,454 for the year ended December 31, 2008 and 2009, respectively.
The key terms of the Convertible Loan are as follows:
Maturity date. The maturity date is the earlier of (i) October 21, 2012 and (ii) the date that the loan shall become due and payable in full hereunder, whether by acceleration or otherwise.
Interest. Interest is payable monthly at LIBOR plus 6%. Due to violation of financial covenant in the third quarter of 2009, the interest rate has been increased to LIBOR plus 7% since November 9, 2009 according to second amendment to credit agreement.

Xinhua Sports & Entertainment Limited
Conversion. The sum of the outstanding principal amount plus all accrued and unpaid interest shall convert into Class A common shares at the Conversion Price (as defined below) at any time after the first anniversary of the Convertible Loan Closing Date. The Convertible Loan is convertible into Class A common share after one year at a conversion price of $1.12 per share. The conversion price will be increased to $1.37 per share after the second year and to $1.62 per share after the third year that the facility is outstanding. The conversion price is subject to adjustment upon certain events such as stock issuances below conversion price or market price, dividend or split, combinations, distributions of capital stock, indebtedness or other non-cash assets, distributions of cash, purchases of common shares by tender offer.
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
Financial covenant. The Company shall not permit (i) Consolidated EBITDA or the Interest Coverage Ratio for any of the latest thirteen four-week periods ending on the end of the fiscal quarters set forth below to be less than the amount or ratio set forth opposite such period, and (ii) the Leverage Ratio for any of the latest thirteen four-week periods ending on the end of the fiscal quarters set forth below to be more than the ratio set forth opposite such period.

	Minimum
	Consolidated
	EBITDA		Maximum
	(Dollars in	Minimum Interest	Leverage
Fiscal quarter ending	millions)	Coverage Ratio	Ratio
4th Fiscal Quarter ending in Fiscal Year 2008	$25.5	3.23	5.03
1st Fiscal Quarter ending in Fiscal Year 2009	$20.4	3.19	4.79
2nd Fiscal Quarter ending in Fiscal Year 2009	$20.4	2.48	4.81
3rd Fiscal Quarter ending in Fiscal Year 2009	$20.5	2.24	4.76
4th Fiscal Quarter ending in Fiscal Year 2009	$21.1	2.09	4.64
1st Fiscal Quarter ending in Fiscal Year 2010	$16.8	1.66	5.82
2nd Fiscal Quarter ending in Fiscal Year 2010	$21.9	2.17	4.46
3rd Fiscal Quarter ending in Fiscal Year 2010	$27.7	2.74	3.53
4th Fiscal Quarter ending in Fiscal Year 2010	$34.3	3.40	2.85
1st Fiscal Quarter ending in Fiscal Year 2011	$22.6	2.24	4.33
2nd Fiscal Quarter ending in Fiscal Year 2011	$32.0	3.16	3.06
3rd Fiscal Quarter ending in Fiscal Year 2011	$42.3	4.19	2.31
4th Fiscal Quarter ending in Fiscal Year 2011	$52.1	5.16	1.88
1st Fiscal Quarter ending in Fiscal Year 2012	$52.1	5.16	1.88
2nd Fiscal Quarter ending in Fiscal Year 2012	$52.1	5.16	1.88
3rd Fiscal Quarter ending in Fiscal Year 2012	$52.1	5.16	1.88

Xinhua Sports & Entertainment Limited
As of December 31, 2009, the Company did not meet the financial covenants of consolidated EBITDA, Interest Coverage ratio and leverage ratio for the latest thirteen four-week periods ended December 31, 2009, contained in the secured convertible loan facility from Patriarch.
After the adoption of an authoritative guidance with respect to the determination whether an instrument is indexed to an Entity’s own stock, as of January 1, 2009, the conversion option embedded in Convertible Loan was accounted for separately at fair value and changes in fair value are reflected in net income. This authoritative guidance requires accumulated fair value adjustment upon adoption, which was insignificant. The fair value change of the conversion option was recorded in other income in the consolidated statements of operations. Interest expenses of $5,673,717, including imputed interest expense of $1,266,644, was recorded for the year ended December 31, 2009.
The conversion option in convertible loan is classified within Level 2 of the fair value hierarchy as there is model-derived valuation in which significant inputs are observable or can be derived principally from, or corroborated by, observable market data. The conversion option is recorded in the liabilities as part of the carrying value of convertible loan. Refer to Note 28, Fair value measurement, for more details.
22. Warrants
In association with the Company’s direct offering in October 2009, the Company granted investors two series of warrants (“Series A Warrants” and “Series B Warrants”) to purchase up to an aggregate of 14,889,703 class A common shares of the Company.
The key terms of Series A Warrants are as follows:
Number of warrants: Series A Warrants to purchase up to 3,860,293 Class A common shares
Initial exercise price: The initial exercise price per Common Share shall be $0.975 and is subject to adjustments for dividend payment, stock split, subsequent equity sales, pro rata distributions and fundamental transaction.
Initial exercise date: At any time on or after April 29, 2010
Termination date: On or prior to the close of business on the five year anniversary of the Initial exercise date

Xinhua Sports & Entertainment Limited
Cashless exercise: If at the time of exercise there is no effective registration statement registering, the issuance of the common shares to the holder of warrants and there is no effective registration statement covering the resale of the common shares by the holder of warrants, then this warrant may also be exercised, in whole or in part, at such time by cashless exercise.
Exercise limitations: The holder of warrants shall not have the right to exercise any portion of this warrant to the extent that after giving effect to such issuance after exercise, the holder of the warrants (together with the holder’s affiliates, and any other persons acting as a group together with the holder or any of the holder’s Affiliates), would beneficially own in excess of the beneficial ownership limitation (“Series A Warrants Beneficial Ownership Limitation”) which shall be 4.9% of the number of shares of the Common Shares outstanding immediately after giving effect to the issuance of Common Shares issuable upon exercise of this warrant. The holder of the warrant, upon not less than 61 days’ prior notice to the Company, may increase or decrease the Series A Warrants Beneficial Ownership Limitation provisions, provided that the Series A Warrants Beneficial Ownership Limitation in no event exceeds 9.99% of the number of Common Shares outstanding immediately after giving effect to the issuance of Common Shares upon exercise of this Warrant held by the holder.
The key terms of Series B Warrants are as follows:
Number of warrants: Series B warrants to purchase up to 11,029,410 Class A common shares
Initial exercise price: The initial exercise price per Common Share shall be $0.68 and is subject to adjustments for dividend payment, stock split, pro rata distributions, subsequent equity sales, and fundamental transaction.
Initial exercise date: At any time on or after October 29, 2009
Termination date: On or prior to the close of business on the six month from the Initial exercise date
Cashless exercise: If at the time of exercise there is no effective registration statement registering, the issuance of the common shares to the holder of warrants and there is no effective registration statement covering the resale of the common shares by the holder of warrants, then this warrant may also be exercised, in whole or in part, at such time by cashless exercise.

Xinhua Sports & Entertainment Limited
Exercise limitations: The holder of warrants shall not have the right to exercise any portion of this warrant to the extent that after giving effect to such issuance after exercise, the holder of the warrants (together with the holder’s affiliates, and any other persons acting as a group together with the holder or any of the holder’s Affiliates), would beneficially own in excess of the beneficial ownership limitation (“Series B Warrants Beneficial Ownership Limitation”) which shall be 4.9% of the number of shares of the Common Shares outstanding immediately after giving effect to the issuance of Common Shares issuable upon exercise of this warrant. The holder of the warrant, upon not less than 61 days’ prior notice to the Company, may increase or decrease the Series B Warrants Beneficial Ownership Limitation provisions, provided that the Series B Warrants Beneficial Ownership Limitation in no event exceeds 9.99% of the number of Common Shares outstanding immediately after giving effect to the issuance of Common Shares upon exercise of this Warrant held by the holder.
The warrants represent the Company’s obligations to issue a variable number of the XSEL common A shares. The warrants were not considered indexed to the company’s stock, and were recorded as liabilities at fair value as of the issuance date and subsequently marked to market. The change in fair value of $2,565,000 was recorded in other income in the consolidated statements of operations for the year ended December 31, 2009. The warrants are classified within Level 2 of the fair value hierarchy as there is model-derived valuation in which significant inputs are observable or can be derived principally from, or corroborated by, observable market data. Refer to Note 28, fair value measurement.
The fair value of the Series A Warrants and Series B Warrants were $0.92 per warrant and $0.37 per warrant, respectively, as at issuance date. The fair value of the Series A Warrants and Series B Warrants were $0.55 per warrant and $0.03 per warrant, respectively, as of December 31, 2009. The fair value was calculated using the Binomial option pricing model. The assumptions used in determining the fair value were as follows:

	As of October 26, 2009		As of December 31, 2009
	Series A Warrant	Series B Warrant	Series A Warrant	Series B Warrant
Expected price volatility	104.54%	122.10%	102.25%	77.57%
Risk-free interest rate	2.62%	0.18%	2.76%	0.06%
Contractual life of the warrant	5.51 years	0.51 years	5.33 years	0.33 years
Expected dividends	0%	0%	0%	0%
Trigger price multiple	2 times	2 times	2 times	2 times
The expected price volatility of the underlying common shares during the life of the warrants was estimated based on the historical stock price volatility of XSEL over a period comparable to the contractual life of the options. The risk free interest rate is based on the yield to maturity of the US Treasury Bond as of the grant date with maturity closest to the warrants’ expiry date.

Xinhua Sports & Entertainment Limited
Series B warrants to purchase up to 11,029,410 Class A common shares subsequently expired on April 29, 2010.
23. Share based compensation
Share options
Pursuant to a resolution of the directors of XSEL on July 11, 2006, XSEL granted options to employees of the Company for the purchase of 11,727,602 shares in XSEL, subject to vesting requirements. The options entitled the option holders to acquire common shares of XSEL at an exercise price of $0.78 each and vested in the following manner: the first half of options granted vested upon the earlier of the date of the initial public offering and December 31, 2007; the next two quarters vested on December 31, 2008 and December 31, 2009, respectively. The fair value of the share option at grant date was $0.14 for each option. The exercisable period of the option granted to employees on July 11, 2006 is 5 years up to 2011. Pursuant to a resolution passed on December 17, 2008, 400,000 options held by two senior executives became early vested on December 17, 2008, resulting in no incremental compensation cost. The related unrecognized compensation cost of $56,524 was recognized in 2008.
On February 7, 2007, the shareholders of the Company adopted a 2007 share option plan, under which the Company may grant its directors, consultants and employees various types of awards including options to purchase common shares of XSEL, nonvested shares or restricted share units. The maximum aggregate number of shares that may be issued pursuant to all awards is equal to the lesser of (i) 19,530,205 Class A common shares, or (ii) a lesser number of common shares determined by the administrator of the plan. The term of each award under the 2007 share option plan will be specified in the award agreement, but the life of any award may not exceed ten years from the date of grant.

Xinhua Sports & Entertainment Limited
Pursuant to resolutions of the directors meetings or compensation committee meetings of the Company on April 25, 2007, September 26, 2007, March 7, 2008, April 25, 2008, June 13, 2008, January 8, 2009 and September 23, 2009, the Company granted options to directors and executives of the Company with key terms as follows:

Date of grant	April 25, 2007	September 26, 2007	April 1, 2008	April 30, 2008	June 13, 2008	January 8, 2009	December 31, 2009
Number of options granted	90,000	120,000	400,000	60,000	120,000	1,000,000	160,000
Grantees	3 independent directors	4 independent directors	An executive	2 independent directors	6 independent directors	2 executives	8 independent directors
Weighted average fair value of the options at date of grant	$1.85	$1.85	$0.97	$1.39	$0.77	$0.18	$0.24
Exercise price	$6.5	$4.39	$1.325	$1.64	$1.265	$0.305	$0.425
Term of options	May not exceed 10 years from the date of grant	May not exceed 10 years from the date of grant	May not exceed 3.75 years from the date of grant	May not exceed 10 years from the date of grant	May not exceed 10 years from the date of grant	May not exceed 5 years from the date of grant	May not exceed 10 years from the date of grant
Vesting period — one third of total number of options will vest upon each of:	March 8, 2008	September 26, 2008	December 31, 2008	April 30, 2009	June 13, 2008	December 31, 2009	December 31, 2009
	March 8, 2009	September 26, 2009	December 31, 2009	April 30, 2010	June 13, 2009	December 31, 2010	December 31, 2010
	March 8, 2010	September 26, 2010	December 31, 2010	April 30, 2011	June 13, 2010	December 31, 2011	December 31, 2011
Expiration date of options	April 24, 2017	September 25, 2017	December 31, 2011	April 29, 2018	June 12, 2018	January 7, 2014	December 30, 2019
The above share options expire upon the earlier of (1) immediately upon termination of service with XSEL, (2) 3 months after termination of service with XSEL as a result of voluntary termination, or (3) expiration date of the options. The options can be exercised anytime after the vest date and before expiry.
The fair values were calculated using the Binomial option pricing model. The assumptions used in determining the fair value at the respective date of grants were as follows:

	April 25,	September 26,	April 1,	April 30,	June 13,	January 8,	December 31,
Date of Grant	2007	2007	2008	2008	2008	2009	2009
Exercise price	$6.5	$4.39	$1.325	$1.64	$1.265	$0.305	$0.425
Expected price volatility	44%	44%	89%	88%	93%	74%	74%
Contractual life	10 years	10 years	3.75 years	10 years	10 years	5 years	10 years
Risk-free interest rate	4.66%	4.63%	2.295%	3.770%	4.270%	1.57%	3.84%
Expected dividends	0%	0%	0%	0%	0%	0%	0%
Trigger price multiple	1.5 times	1.5 times	2 times	2 times	2 times	2 times	2 times
Expected price volatility is derived by referring to the statistical analysis of the weekly share prices of comparable listed companies 3 years prior to the date of granting the option. The risk free interest rate is based on the yield to maturity of the US Treasury Bond as of the grant date with maturity closest to the relevant option expiry date. The trigger price multiple for the exercise of option is assumed to be 1.5 to 2.0 times of exercise price.

Xinhua Sports & Entertainment Limited
A summary of options under the plan as of December 31, 2007, 2008 and 2009, and changes in the years are presented below:

			Weighted Average
	Number of Share	Weighted-Average	Grant-Date Fair
	Option	Exercise Price	Value

Outstanding as of January 1, 2007	10,698,141	$0.78	$0.14
Granted during year 2007	210,000	$5.29	$1.85
Forfeited during the year 2007	(351,480)	$0.78	$0.14
Exercised during the year 2007	(2,877,934)	$0.78	$0.14

Outstanding as of December 31, 2007	7,678,727	$0.90	$0.19

Exercisable as of December 31, 2007	2,467,556	$0.78	$0.14

Outstanding as of January 1, 2008	7,678,727	$0.90	$0.19
Granted during year 2008	580,000	$1.35	$0.97
Forfeited during the year 2008	(774,402)	$0.78	$0.14
Exercised during the year	(194,662)	$0.78	$0.14

Outstanding as of December 31, 2008	7,289,663	$0.96	$0.26

Exercisable as of December 31, 2008	5,986,160	$0.85	$0.18

Outstanding as of January 1, 2009	7,289,663	$0.96	$0.26
Granted during year 2009	1,160,000	$0.32	$0.19
Cancelled during year 2009	(1,362,000)	$0.84	$0.16
Exercised during year 2009	—	$—	$—

Outstanding as of December 31, 2009	7,087,663	$0.87	$0.26

Vested and expected to be vested as of December 31, 2009	7,086,736	$0.87	$0.26

Exercisable as of December 31, 2009	6,057,659	$0.89	$0.23

The following table summarizes information with respect to shares options outstanding as of December 31, 2009:

	Options Outstanding				Options Exercisable
			Weighted-				Weighted-
		Weighted-	Average	Weighted-		Weighted-	Average	Weighted-
		Average	Remaining	Average		Average	Remaining	Average
	Number of	Exercise	Contractual	Intrinsic	Number of	Exercise	Contractual	Intrinsic
	Outstanding	Price	Life	Value	Exercisable	Price	Life	Value
Date of grant:
July 11, 2006	5,164,329	$0.78	1.5	$—	5,164,329	$0.78	1.5	$—
April 25, 2007	90,000	$6.50	7.3	$—	60,000	$6.50	7.3	$—
September 26, 2007	100,000	$4.39	7.7	$—	80,000	$4.39	7.7	$—
April 1, 2008	400,000	$1.33	2.0	$—	266,666	$1.33	2.0	$—
April 30, 2008	60,000	$1.64	8.3	$—	20,000	$1.64	8.3	$—
June 13, 2008	113,334	$1.27	8.5	$—	80,004	$1.27	8.5	$—
January 8, 2009	1,000,000	$0.31	4.0	$—	333,332	$0.31	4.0	$—
December 31, 2009	160,000	$0.43	10.0	$—	53,328	$0.43	10.0	$—

	7,087,663	$0.87	2.4	$—	6,057,659	$0.89	2.0	$—

During the years ended December 31, 2007, 2008 and 2009, compensation expenses of $609,868, $670,590 and $302,611 were recognized and included in administrative expenses from continuing operations, respectively. There was no stock-based compensation expense recorded for discontinued operations. The total amount of cash received from exercise of share option was $151,836 and $0 for the years ended December 31, 2008 and 2009, respectively. The total intrinsic value of shares exercised during the years ended December 31, 2007 and 2008 was $9,002,000 and $171,993 respectively. There were no options exercised during 2009. As of December 31, 2009, the Company’s unrecognized share-based compensation costs related to share options totaled $192,801which is expected to be recognized over a weighted-average vesting period of 1.3 years.

Xinhua Sports & Entertainment Limited
Restricted share units
Pursuant to a resolution of the directors of XSEL on January 23, 2008, XSEL granted restricted share units to certain directors and employees of the Company for 5,536,000 shares in XSEL, subject to vesting requirements. The restricted share units will expire immediately upon termination of service with XSEL. The shares vested over three year period from March 31, 2008 to March 31, 2010.
The fair value of restricted share units was determined as $2.24 per share, based on the closing market price of the Company at the grant date, together with the adjustment on the marketability discount. Marketability discount was deducted from the downside risk arising from the holders’ inability to sell the restricted share units in the public market. The compensation expense was calculated based on the fair value on the date of grant.
Pursuant to a resolution of Compensation Committee of the Board of Directors passed on December 17, 2008, 1,084,000 restricted share units held by three directors became early vested on December 17, 2008, resulting in no incremental compensation expense and the related unrecognized compensation expense of $767,141 was recognized in 2008.
In addition, pursuant to resolutions of the compensation committee meeting of the Company on June 23, 2009, July 11, 2009 and December 7, 2009, the Company granted 180,000 shares, 250,000 shares and 800,000 shares in XSEL to some directors of the Company, not subject to vesting requirements.
A summary of restricted share units as of December 31, 2008 and 2009 and changes in the period is presented below:

		Weighted-Average
		Grant-Date
	Number of Shares	Fair Value
Outstanding as of January 1, 2008	—	—
Granted during year 2008	5,536,000	2.24
Vested during year 2008	(2,946,400)	2.24
Forfeited during year 2008	(578,800)	2.24

Outstanding as of December 31, 2008	2,010,800	2.24

Granted during year 2009	1,230,000	0.49
Vested during year 2009	(2,207,800)	1.27
Cancelled during year 2009	(247,200)	2.24

Outstanding as of December 31, 2009	785,800	2.24

These restricted share units are subject to transfer restrictions and do not have any voting rights, entitlement of dividends, rights to the surplus assets of the Company in the event of a winding-up or reorganization of the Company and generally all of the rights attached to common shares until they are vested.

Xinhua Sports & Entertainment Limited
The Company recorded compensation expense of $8,690,792 and $2,111,272 in administrative expenses from continuing operations for the year ended December 31, 2008 and 2009, respectively. There were no stock-based compensation expenses recorded for discontinued operations. The intrinsic value of shares vested for the year ended December 31, 2008 and 2009 are $3,262,372 and $860,578, respectively. As of December 31, 2009, unrecognized share-based compensation related to restricted share units totaled $264,126 which is expected to be recognized over the remaining vesting period of 3 months.
Nonvested shares
In June 2006, XSEL granted 11,050,000 Class A common shares of $0.001 each (“Nonvested Shares”) to a director, Ms. Fredy Bush as fully paid shares at par and the fair value of Nonvested Shares is $0.6 which was determined based on a valuation made by an independent appraiser. The nonvested Shares were subject to a 5-year vesting period and one-fifth of the total Non-vested Shares granted become vested on each of the annual anniversary dates after the date of grant.
Pursuant to the board resolutions passed on March 7, 2007, January 22, 2008, and December 17, 2008, 1,500,000, 725,000, 2,170,000, and the remaining 6,655,000 nonvested shares were early vested on March 9, 2007, January 22, 2008, June 13, 2008, and December 17, 2008, respectively. These modifications resulted in no incremental compensation cost.
A summary of nonvested shares as of December 31, 2007, 2008 and 2009 and changes in the corresponding periods are presented below:

Number of Nonvested
Shares
Outstanding as of January 1, 2007	11,050,000
Vested during year 2007	(1,500,000)

Outstanding as of December 31, 2007	9,550,000
Vested during year 2008	(9,550,000)

Outstanding as of December 31, 2008	—
Vested during year 2009	—

Outstanding as of December 31, 2009	—

Accordingly, the Company recorded compensation expense of $2,001,856, $2,961,762 and $0 in administrative expenses from continuing operations for the years ended December 31, 2007, 2008 and 2009, respectively. The intrinsic value of shares vested for the year ended December 31, 2007 and 2008 are $8,512,500 and $6,464,775, respectively.
Warrants
Pursuant to a resolution of the directors of XSEL on January 15, 2007, XSEL granted warrants to an employee of the Company for the purchases of 221,280 Class A common shares in XSEL. The warrants entitle the warrant holder to acquire common A shares of XSEL at an exercise price of $5.00 each. The related compensation expenses of $459,849, which was determined based on the fair value of the warrants on the grant date, was fully recognized in administrative expenses for the year ended December 31, 2007. The warrants expired on January 15, 2008 without being exercised.

Xinhua Sports & Entertainment Limited
The fair value of the warrants was $2.08 per warrant. The fair value was calculated using the Binomial option pricing model. The assumptions used in determining the fair value were as follows:

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
On July 24, 2006, XSEL redesignated its 42,614,289 common shares held by XFL as Class B common shares and 11,050,000 Nonvested Shares held by a director, Fredy Bush, as Class A common shares.

Xinhua Sports & Entertainment Limited
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
On September 21, 2006, 5,761,317 and 1,679,012 Class B common shares were issued to XFL for the acquisition of 50% equity interests of Economic Observer Advertising and 51% equity interest of Hyperlink, respectively.
On September 22, 2006, pursuant to a number of share subscription agreements, XSEL issued 125,053 and 1,613,169 and 5,761,317 Class A common shares to three individuals in exchange for their entering into Deeds of Non-Competition Undertaking and Release with XSEL and Beijing Century Media,Hyperlink, and Economic Observer Advertising respectively, for a term of four years as part of the acquisition of Century Media Advertising, Hyperlink and Economic Observer Advertising.
On September 22, 2006, 6,929,544 Class A common shares were issued to Sino Investment for XSEL’s investments in Upper Step and Accord Group Investments Limited and its subsidiaries (collectively, “Accord Group”).
On November 1, 2006, pursuant to a share subscription agreement, XSEL issued 6,532,071 and 6,532,071 Class A common shares to an individual in exchange for his entering into a Deed of Non-Competition Undertaking and Release with XSEL and Beijing Century Advertising for a term of four years as part of the acquisition of Accord Group and Upper Step.

Xinhua Sports & Entertainment Limited
On March 9, 2007, 1,500,000 Nonvested Shares were transferred into 1,500,000 Class A common shares upon vesting.
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
On January 22, 2008, 725,000 Nonvested Shares were transferred into 725,000 Class A common shares upon vesting.
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

Xinhua Sports & Entertainment Limited
On April 25, 2008, 50,000 Class A common shares amounting to $195,000 were issued for settling the remaining consideration for the acquisition of 100% equity interest of Singshine Communication.
On June 13, 2008, 2,170,000 Nonvested Shares were transferred into 2,170,000 Class A common shares upon vesting.
On August 15, 2008, 300,000 Class A common shares amounting to $369,000 were issued as consideration for a one-year consultancy service.
On October 16, 2008, 4,000,000 Class A common shares amounting to $2,660,000 were issued for acquisition of license agreement.
On December 17, 2008, 6,655,000 Nonvested Shares were transferred into 6,655,000 Class A common shares upon vesting.
On December 31, 2008, 50,054,618 Class B common shares were transferred to 50,054,618 Class A common shares upon conversion of XFL’s ownership interest in the Company, thus relinquishing XFL’s super voting rights in the Company.
On January 5, 2009, 4,000,000 Class A common shares amounting to $2,660,000 were issued for acquisition of license agreement.
On August 12, 2009, 260,000 Class A common shares amounting to $76,500 were issued as consideration for consultancy service.
On September 10, 2009, 11,917,973 Class A common shares amounting to $9,880,000 were issued for the earnout consideration determined in 2009 in relation to the acquisition of 100% equity interest of JCBN China and Profitown Group in 2007.
In February, March, April 2009, 660,000, 426,000 and 28,000 Class A common shares were issued to employees upon vesting of the restricted share units.
In July, August and December 2009, 180,000, 250,000 and 800,000 Class A common shares were issued to employees pursuant to resolutions of the compensation committee meeting of the Company on June 23, 2009, July 11, 2009 and December 7, 2009.
On October 26, 2009, XSEL entered into agreements to sell 11,029,410 Class A common shares at a price per common share of $0.68 in a registered direct offering to several select institutional investors. The gross proceeds received were $7,500,000 and the transaction costs were $1,048,583. The cash proceeds were used for working capital purposes. Investors will also receive two series of warrants (“Series A Warrants” and “Series B Warrants”) to purchase up to an aggregate of 14,889,703 class A common shares of the Company (equivalent to approximately 7,444,851 ADS).

Xinhua Sports & Entertainment Limited
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
Due to the changes in the new tax law in March 2007, the Company’s deferred tax balances were calculated based on the newly enacted tax rate effective on January 1, 2008. The impact on the deferred taxes resulting from the rate change as of January 1, 2008 was an adjustment to the net deferred tax liabilities of $12,277,520, representing a decrease in deferred tax liabilities and a decrease in deferred tax expense. The Company also recorded lower deferred tax assets for certain of its PRC subsidiaries at the 25% rate but because of full valuation allowance on most of these PRC subsidiaries, the change in statutory tax rate in this regard has resulted in no significant effect to current year’s income tax provision for these entities in 2007.
Prior to December 31, 2008, one of the subsidiaries applied for the New and High-Tech Enterprise (“HNTE”) status that would allow for a reduced 15% tax rate under China’s Enterprise Income Tax Law (“EIT Law”) and approval of such application has been granted prior to December 31, 2008. Pursuant to the PRC tax laws, this subsidiary was entitled to preferential tax treatment with full tax exemption from PRC corporate income tax (“CIT”) for three years from 2004 to 2006, followed by 50% reduction in CIT rate for the next three years from 2007 to 2009. This subsidiary enjoyed the tax rate of 7.5% for 2007, 2008 and 2009 and is subject to 15% for 2010. Refer to Note 34, Subsequent Events, for more details on the Circular 157 issued by the State Administration of Taxation.
There are undistributed deficits of the Company’s PRC subsidiaries at December 31, 2009 and accordingly no provision for PRC dividends withholding tax has been provided thereon.

Xinhua Sports & Entertainment Limited
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
The Company did not identify significant unrecognized tax benefits for years ended December 31, 2007, 2008 and 2009. The Company did not incur any interest and penalties related to potential underpaid income tax expenses and also believed that the adoption of pronouncement issued by FASB regarding accounting for uncertainty in income taxes did not have a significant impact on the unrecognized tax benefits within 12 months from December 31, 2009. For PRC, tax years 1999 through 2009 still remain subject to examination by the PRC tax authorities. For Hong Kong, tax years 2004 through 2009 still remain subject to examination by the Hong Kong tax authorities.

Xinhua Sports & Entertainment Limited
Provision for income taxes from continuing operation comprises of the following:

	For the Year Ended	For the Year Ended	For the Year Ended
	December 31, 2007	December 31, 2008	December 31, 2009
Current tax	$2,247,566	$6,431,464	$1,422,977
Deferred tax	(1,576,962)	(4,703,103)	(5,480,022)

Total	$670,604	$1,728,361	$(4,057,045)

Reconciliation between the provision for income taxes computed by applying the PRC enterprise income rate of 25% (2007: 33%) to income (loss) before provision for income taxes and the actual provision for income taxes is as follows:

	For the Year Ended	For the Year Ended	For the Year Ended
	December 31, 2007	December 31, 2008	December 31, 2009
Net income (loss) before provision for income taxes	$9,872,342	$(206,228,433)	$(217,377,419)
PRC statutory tax rate	33%	25%	25%

Income tax at statutory tax rate	3,257,873	(51,557,108)	(54,344,355)
Expenses not deductible for tax purposes:
Entertainment	43,893	56,263	93,128
Accrued salaries and employees’ benefits	380,664	3,119,224	—
Impairment loss on goodwill	—	34,335,817	17,868,015
Impairment loss on Principle Protected Note	—	6,227,482	—
Impairment loss on promissory note receivable and accrued interest income	—	2,130,371	—
Loss on disposal of subsidiaries	—	1,180,176	—
Impairment loss on intangible and other assets	48,720	127,344	16,971,393
Non-taxable income	(345,134)	(61,146)	(3,731,543)
Effect of income tax rate differences in other jurisdictions	(152,575)	2,744,553	362,327
Changes in valuation allowances	1,006,146	3,352,633	5,851,317
Effect of tax exemptions	(3,407,436)	(571,421)	12,674,369
Effect of change in tax rate	(133,181)	(184,975)	(273,119)
Inter-companies transaction with discontinued overprovision in prior years operations	83,738	474,417	(85,428)
Others	(112,104)	354,731	556,851

Provision for income taxes	$670,604	$1,728,361	$(4,057,045)

Without the tax exemptions PRC income taxes for continuing operations would have been increased by approximately $3,407,000, $571,000 and $434,000 for the years ended December 31, 2007, 2008 and 2009, respectively. The basic and diluted net income from continuing operations per share would have been decreased to $0.03 and $0.02, respectively, for the year ended December 31, 2007. The basic and diluted net loss from continuing operations per share would have been increased to $1.55 for the year ended December 31, 2008. The basic and diluted net loss from continuing operations per share would have been increased to $1.44, for the year ended December 31, 2009.

Xinhua Sports & Entertainment Limited
The principal components of the deferred income tax assets and liabilities are as follows:

	At December 31,	At December 31,
	2008	2009
Deferred tax assets:
Capitalized content production cost	$—	$—
Property and equipment	547,018	661,921
Accrued payroll and benefit	—	355,295
Provision for amount due from a related party	430,327	43,662
Allowance for doubtful debts	1,761,113	2,388,059
Net operating losses	11,636,501	9,854,861
Other intangible assets	50,299	1,232,780

Total	14,425,258	14,536,578
Less: Valuation allowance, current portion	(769,033)	(2,874,932)
Valuation allowance, non-current portion	(12,613,846)	(11,661,646)

Deferred tax assets, net	1,042,379	—
Deferred tax liability:
Intangible assets	$31,679,491	$—

Total	$(30,637,112)	$—

Reported as:
Deferred tax assets, current portion	$1,042,379	$—
Deferred tax assets, non-current portion	$—	$—
Deferred tax liabilities, non-current portion	$(31,679,491)	$—

Total	$(30,637,112)	$—

Due to the uncertainty of the level of PRC statutory income and the Company’s lack of operating history, management does not believe certain subsidiaries will generate taxable PRC statutory income in the near future and it is more likely than not that not all of the deferred tax assets will be realized, and valuation allowance has been established for certain amount of deferred tax assets at December 31, 2008 and full valuation allowance has been established deferred tax assets as of December 31, 2009.
The Company has tax loss carry forwards from continued operation of $4, 562,895, $13,796,544 and $26,782,315 for the years ended December 31, 2007, 2008 and 2009, respectively. The net tax loss carry forwards for the PRC subsidiaries expire on various dates through 2014 and there is nil net tax loss carries forwards for the Hong Kong subsidiaries.

Xinhua Sports & Entertainment Limited
26. Related party transactions
Other than those disclosed elsewhere in the financial statements, the Company has entered into the following transactions with related parties.
Amounts due from (to) related parties were as follows:

	At December 31,	At December 31,
	2008	2009
Due from related parties:
Due from affiliates(b)	$1,048,108	$—
Due from directors	119,092	—
Due from minority shareholders of subsidiaries	55,646	—
Due from XFL and its affiliates(a)	—	6,033,114
Due from related companies(c)	5,324,790	—

Total	$6,547,636	$6,033,114

Due to related parties:
Due to affiliates(d)	1,583,229	239,111
Due to XFL and its affiliates(a)	1,131,050	6,790,272
Due to related companies	24,615	—
Due to directors	7,278	—
Due to a shareholder(e)	600,000	—

Total	$3,346,172	$7,029,383

(a)	On March 5, 2009, Xinhua Sports & Entertainment (Shanghai) Co., Ltd. (“XSEL SH”), a subsidiary of the Company, Xinhua Financial Network Limited (“XFN”), a subsidiary of XFL, and Shanghai Huacai Investment Advisory Co., Ltd. (“Huacai”), a subsidiary of XFL, entered into an agreement. Pursuant to this agreement, Huacai advanced RMB 42,780,000 (around $6.6 million) to XSEL SH which was secured by U.S. dollar deposits of $6.23 million lent by XSEL to XFN. 4% interest per annum was charged on the loan and deposit, respectively. The agreement was to facilitate the conversion of U.S. dollars into RMB for working capital purpose. On April 7, 2009, XSEL SH repaid the loan and Huacai advanced another RMB42,780,000 (around US$6.6 million) to XSEL SH on April 21, 2009 which was secured by U.S. dollar deposits of $6.23 million lent by XSEL to XFN and the interest rate on the loan and deposit increase to 4.77% per annum. Interest expense of approximately $208,000 was recognized for the year ended December 31, 2009.

The amounts due to XFL and its affiliates as of December 31, 2009 principally represented loan due to Huacai. The amounts from XFL and its affiliates as of December 31, 2009 principally represented $6.23 million lent to XFN as security deposits for the loan from Huacai.

The Company shared costs for premises under a lease held by a subsidiary of the Parent. The amount paid or payable by the Company for 2008 and 2009 were approximately $340,000 and $310,000, respectively.

(b)	Amounts due from affiliates as of December 31, 2008 principally represented advance to former shareholders of subsidiaries. The amounts are non-interest bearing and repayable on demand. As of December 31, 2009, full provision was recognized for the amount advanced to this former shareholder.

(c)	The balance as of December 31, 2008 included an entrusted loan of $2,256,344 and advances to a related party. The entrusted loan is unsecured, non-interest bearing and repayable on demand. As of December 31, 2009, full provision was recognized for the amount due from this related party.

Xinhua Sports & Entertainment Limited

(d)	The amounts as of December 31, 2008 and 2009 principally represented advance from former shareholders of subsidiaries and are non-interest bearing and repayable on demand.

(e)	Amount due to a shareholder represented accrued dividends on Series B Preferred Shares issued in February 2008. In 2009, the Company has issued 6,000 Series B Preferred Share to settle this accrued dividend.
27. Financial instruments
The carrying amounts of cash, short term deposits, restricted cash, accounts receivable, other current assets, accounts payable, other payables and amounts due from (to) related parties approximate to their fair values due to the short term nature of these instruments.
The carrying amounts of bank overdraft and bank borrowings approximate their fair values as the bank borrowings bear variable interest rates which approximate the market interest rate.
The carrying amount of the long term consideration receivable from the disposal of Convey approximates its fair value. This receivable is recorded at its discounted values using a fixed interest rate that approximates to the market rate.
28. Fair value measurement
The financial assets and liabilities of the Company measured at fair value on a recurring basis as of December 31, 2009 are the conversion option of convertible loan, Series A Warrants and Series B Warrants.
The following section describes the valuation methodologies the Company uses to measure financial assets and liabilities at fair value.
The conversion option on convertible loan, Series A Warrants and Series B Warrants are classified within Level 2 of the fair value hierarchy as there is model-derived valuation in which significant inputs are observable or can be derived principally from, or corroborated by, observable market data. The conversion option is recorded in the liabilities as part of the carrying value of convertible loan. Series A Warrants and Series B Warrants Are recorded as current liabilities in the balance sheet.

Xinhua Sports & Entertainment Limited
Assets and liabilities measured at fair value on a recurring basis
The following table presents the assets and liabilities at December 31, 2009, which are measured at fair value on a recurring basis:

	Level 1	Level 2	Level 3	Total

Liabilities
Derivative component of convertible loan	$—	$4,851,928	$—	$4,851,928
Series A Warrants	—	1,066,000	—	1,066,000
Series B Warrants	—	183,000	—	183,000

	$—	$6,100,928	$—	$6,100,928

Assets and liabilities measured at fair value on a nonrecurring basis
The Company measures the cost method investments (ASN and Convey) at fair value on a nonrecurring basis. These assets are recognized at fair value when they are deemed to be other-than-temporarily impaired. The determination of fair value of the investment involves judgment as to the severity and duration of the decline below fair value. The fair value of the equity interest in ASN and Convey is developed through the application of the income approach technique known as the discounted cash flow method. Under this method, value depends on the present worth of future economic benefits to be derived from the projected net income and is developed by discounting projected future net cash flows available to its present worth. The fair value was determined using models with significant unobservable inputs (Level 3 inputs), including but not limited to financial forecast, projection in capital expenditure, terminal value of ASN and Convey, discount rate and required return on equity capital. During the year ended December 31, 2009, impairment charges of $2 million were recognized for investment in Convey as the decline in their respective fair values below their cost was determined to be other than temporary.
For impairments of goodwill and long-lived assets, refer to Note 5, Impairments.
29. Commitments and contingency
(a) Operating leases
The Company has operating lease agreements principally for its office spaces in the PRC and Hong Kong. These leases expire through April 2018 and are renewable upon negotiation. Rent expenses were $3,376,179 and $4,884,655 and $4,095,108 for the years ended December 31, 2007, 2008 and 2009, respectively.
Future minimum lease payments under non-cancelable operating lease agreements at December 31, 2009 are as follows:

2010	$2,003,713
2011	894,482
2012	683,656
2013	683,656
2014	683,656
After 2014	965

Total	$4,950,128

Xinhua Sports & Entertainment Limited
(b) Other commitment
The Company entered into a number of agreements to obtain advertising production and network services from various services providers. As of December 31, 2009, future minimum services fee commitments under the agreements totaled approximately $605,000 and approximately $99,000 of which will be paid in each of 2010 and 2011 and approximately $102,000 will be paid in each of 2012 through 2015.
The Company also entered into a number of agreements for the purchases of television program and film rights. As of December 31, 2009, future minimum payment commitments under the agreements totaled approximately $297,000 which will be paid in 2010.
The Company also entered into a number of agreements for the landing fee associated with satellite television operation. As of December 31, 2009, future minimum service fee commitments under the agreements totaled approximately $1,541,000, of which approximately $1,184,000 will be paid in 2010 and the remaining will be paid in 2011.
The Company’s advertising agency agreement with Shaanxi Television Station was terminated by Shaanxi Television Station effective June 30, 2010 because the Company did not make certain required payments to Shannxi Television Station according to the advertising agency agreement. See Note 34, Subsequent Events, for more details.
For the acquisition of Starease Group as discussed in Note 12, Deposit for investment, as of December 31, 2008, the Company has paid a deposit of $11,100,000 and an advance of $5,272,089 to Prime Day and Starease Group, respectively. The Company also agreed to establish a joint venture with Starease Group for the operation of four digital pay channels. As of December 31, 2009, the Company has a commitment to pay $3,900,000 and 2,000,000 XSEL’s common shares upon the completion of this purchase agreement.
(c) Contingency
The Company was subject to a class action complaint for violations of US federal securities laws, Plaintiffs in the class action assert claims under the US Securities Act of 1993, as amended (“US Securities Act”), against the Company, Chief Executive Officer Fredy Bush and former Chief Financial Officer Shelly Singhal as well as underwriters of the Company’s initial public offering for failing to disclose in initial public offering registration statement required under the US Securities Act certain background information concerning Shelly Singhal. The background information comprised a list of lawsuits and proceedings that were brought against other entities with which Shelly Singhal was associated and that were completely unrelated to the Company. The Company’s motion to dismiss, which the Company filed along with the other defendants, was granted on February 25, 2009, and the case was dismissed.

Xinhua Sports & Entertainment Limited
Regarding the acquisition of JCBN China, the equity owners of JCBN China are entitled to additional consideration, including both cash and XSEL Class A common shares based on a predetermined earn-out formula applied to audited operating results through December 31, 2009 and subsequent accounts receivable settlements. Therefore, the amount of the additional consideration has not been determined. However, the maximum exposure to the Company is approximately $10 million. Refer to Note 34 for subsequent settlement.
In addition, according to the 2007 acquisition agreement to purchase Convey, the selling shareholders of Convey was entitled to additional consideration, including both cash and XSEL Class A common shares based on a predetermined earn-out formula applied to operating results through June 30, 2009. The maximum consideration was set to be $40 million, $10.6 million of which was paid by the Company in 2008. Convey was sold back to the original selling shareholders on December 31, 2008. The additional contingent consideration has not been determined and the maximum exposure to the Company is $29.4 million.
30. Segment information
During 2007, the Company operated in five reportable segments that include media production, print, advertising, broadcasting and research. In 2008, the business segments was integrated from five (Advertising, Broadcast, Print, Production, and Research) to three, with Production integrated into Broadcast and Research integrated into Advertising. With the change of composition of reportable segments in 2008, the 2007 comparative numbers were reclassified accordingly to conform to 2008 composition of its reportable segments. The change in composition of reportable segments did not have any impact on either the financial results or financial position of the Company in 2007.
Each reportable segment is separately organized and provides distinct products and services to different customer groups. Each reportable segment prepares a stand-alone set of financial reporting package including information such as revenue, expenses, and goodwill, and the package is regularly reviewed by the chief operating decision maker. During the years ended December 31, 2007, 2008 and 2009, the Company’s chief operating decision maker was the Chief Executive Officer.
Due to the cessation of print segment in 2009, the operating results of the print segment were reclassified as discontinued operation for all periods presented. There were two operating segments, advertising and broadcasting, as of December 31, 2009. The summary of segment information presented below includes print segment for presentation purpose only.

Xinhua Sports & Entertainment Limited
Discontinued operation
As discussed in Note 6, Discontinued operations, due to the pending sale of Economic Observer Advertising and EWEO, the Company’s print business, in 2009, its results of operations, including revenue, were separately reported as part of “discontinued operations” and its assets and liabilities were separately reported as “assets and liabilities held for sale”.
In addition, due to the sale of Hyperlink, Century Media Advertising and Singshine Communication in 2009, their historical operating results were reported as part of “discontinued operations” for all periods presented in the accompanying condensed consolidated statement of operations.
As a result of the cessation of print business, content production business and strategic partnership with Shanghai Camera Media Investment Co., Ltd. in 2009, the historical operating results of EconWorld Media, Beijing Century Media, Upper Step, Beijing Perspective, and Small World were reported as “discontinued operations” for all periods presented in the accompanying condensed consolidated statement of operations.

Xinhua Sports & Entertainment Limited
The following is a summary of relevant information relating to each segment reconciled to amounts on the accompanying consolidated financial statements for the year ended December 31, 2007:

				XSEL
	Print	Advertising	Broadcasting	Corporate	Total
Net revenues:
Content production	$—	$—	$—	$—	$—
Advertising sales	—	8,140,718	—	—	8,140,718
Advertising services	—	66,000,705	9,336,687	—	75,337,392
Publishing services	—	—	—	—	—

Total net revenues	$—	$74,141,423	$9,336,687	$—	$83,478,110
Depreciation and amortization	—	3,683,868	1,740,436	138,186	5,562,490
Cost of revenues and operating expenses excluding depreciation and amortization	—	57,154,102	6,139,583	12,756,569	76,050,254

Other operating income	—	—	—	2,261,788	2,261,788

Operating income (loss)	—	13,303,453	1,456,668	(10,632,967)	4,127,154
Other incomes, net					5,745,188
Income from continuing operations before provision for income taxes					9,872,342
Tax expenses					670,604

Net income from continuing operations					9,201,738
Income from discontinued operations, net of taxes					20,139,901

Net income					29,341,639
Net income attributable to non-controlling interests	—	919,957	382,677	—	1,302,634

Net income attributable to XSEL					$28,039,005

Total assets, excluding goodwill	$87,188,203	$116,976,266	$171,427,721	$95,084,535	$470,676,725
Goodwill	$6,566,376	$135,531,566	$38,027,546	$—	$180,125,488
Capital expenditure	$391,137	$2,474,168	$1,505,332	$839,075	$5,209,712

Xinhua Sports & Entertainment Limited
The following is a summary of relevant information relating to each segment reconciled to amounts on the accompanying consolidated financial statements for the year ended December 31, 2008:

				XSEL
	Print	Advertising	Broadcasting	Corporate	Total
Net revenues:
Content production	$—	$—	$—	$—	$—
Advertising sales	—	21,911,519	—	—	21,911,519
Advertising services	—	86,413,787	13,161,197	—	99,574,984
Publishing services	—	—	—	—	—

Total net revenues	$—	$108,325,306	$13,161,197	$—	$121,486,503
Depreciation and amortization	—	7,642,294	2,804,520	323,232	10,770,046
Cost of revenues and operating expenses excluding depreciation and amortization	—	226,071,843	25,660,516	39,156,452	290,888,811

Other operating income	—	781,264	467,966	2,175	1,251,405

Operating income (loss) from operations	—	(124,607,567)	(14,835,873)	(39,477,509)	(178,920,949)
Other expenses, net					(27,307,484)

Income from continuing operations before provision for income taxes and minority interest					(206,228,433)
Provision for income taxes					1,728,361

Net loss from continuing operation					(207,956,794)
Loss from discontinued operations, net of taxes					(66,274,737)

Net loss					(274,231,531)
Net (loss) income attributable to non-controlling interests	(131,089)	582,057	189,500	—	640,468

Net loss attributable to XSEL					$(274,871,999)

Total assets, excluding goodwill	$83,200,125	$129,209,336	$175,175,442	$73,672,709	$461,257,612
Goodwill	$—	$35,303,307	$11,689,417	$—	$46,992,724
Capital expenditure	$665,751	$4,911,259	$989,726	$369,111	$6,935,847

Xinhua Sports & Entertainment Limited
The following is a summary of relevant information relating to each segment reconciled to amounts on the accompanying consolidated financial statements for the year ended December 31, 2009:

				XSEL
	Print	Advertising	Broadcasting	Corporate	Total
Net revenues:
Content production	$—	$—	$—	$—	$—
Advertising sales	—	404,462	20,810,368	—	21,214,830
Advertising services	—	61,698,283	16,317,625	—	78,015,908
Publishing services	—	—	—	—	—

Total net revenues	$—	$62,102,745	$37,127,993	$—	$99,230,738
Depreciation and amortization	—	3,382,526	13,674,790	937,776	17,995,092
Cost of revenues and operating expenses excluding depreciation and amortization	—	133,554,092	115,999,502	55,775,664	305,329,258
Other operating income	—	1,835,701	95,376	134,357	2,065,434

Operating income (loss) from operations	—	(72,998,172)	(92,450,923)	(56,579,083)	(222,028,178)
Other incomes, net					4,650,759

Income from continuing operations before provision for income taxes and minority interest					(217,377,419)
Provision for income tax benefits					4,057,045

Net loss from continuing operation					(213,320,374)
Loss from discontinued operations, net of taxes					(100,295,540)

Net loss					(313,615,914)
Net (loss) income attributable to non-controlling interests	3,805	(1,509,653)	(534,725)	—	(2,040,573)

Net loss attributable to XSEL					$(311,575,341)

Total assets, excluding goodwill	$53,594,254	$93,634,021	$63,833,236	$24,259,474	$235,320,985
Goodwill	$—	$304,922	$6,933,094	$—	$7,238,016
Capital expenditure	$103,817	$2,160,804	$3,404,254	$210,591	$5,879,466
Substantially all of the Company’s revenue for the years ended December 31, 2007, 2008 and 2009 was generated from the PRC including Hong Kong.
At December 31, 2009, apart from the cash and bank balances of $4,129,000 located in Hong Kong, substantial portion of the identifiable assets of the Company are located in the PRC. Accordingly, no geographical segments are presented.

Xinhua Sports & Entertainment Limited
31. Net income (loss) per share
The following table sets forth the computation of basic and diluted net income (loss) per common shares.

	For the Year	For the Year	For the Year
	Ended	Ended	Ended
	December 31,	December 31,	December 31,
	2007	2008	2009
Numerator for continuing operations used for net income (loss) and diluted net income (loss) per Class A and Class B common shares::
Net income (loss) from continuing operations	$9,201,738	$(207,956,794)	$(213,320,374)
Less: net income attributable to non-controlling interest	(1,273,174)	(582,057)	2,015,262
Less: dividends declared on redeemable convertible preferred shares	(1,338,333)	—	—
Less: dividends declared on series B redeemable convertible preferred shares	—	(2,000,000)	(2,560,000)

Net income (loss) from continuing operations attributable to holders of common shares-basic	$6,590,231	$(210,538,851)	$(213,865,112)

Add: dividends declared on redeemable convertible preferred shares	1,338,333	—	—
Add: interest expense for convertible loan	267,464	—	—
Net income (loss) from continuing operations attributable to holders of common shares-diluted	$8,196,028	$(210,538,851)	$(213,865,112)
Numerator for discontinued operations used for net income (loss) and diluted net income (loss) per Class A and Class B common shares:
Net (loss) income from discontinued operations	$20,139,901	$(66,274,737)	$(100,295,540)
Less: net income from discontinued operations attributable to non-controlling interest	(29,460)	(58,411)	25,311

Net income (loss) from discontinued operations attributable to holders of common shares-basic and diluted	$20,110,441	$(66,333,148)	$(100,270,229)

Denominator:
Weighted average of issued shares outstanding	116,220,383	135,844,377	157,729,635

Effect of dilutive securities:
Employee share options	7,290,608	—	—
Nonvested Shares	8,748,080	—	—
Warrants	282,390	—	—
Convertible loan	710,880	—	—
Redeemable convertible preferred shares	3,117,051	—	—

Total effect of dilutive securities	20,149,009	—	—
Denominator used for diluted net (loss) income per Class A and Class B common shares	136,369,392	135,844,377	157,729,635

Net income (loss) from continuing operations per share:
Basic net income (loss) per Class A common shares	$0.06	$(1.55)	$(1.35)
Basic net income (loss) per Class B common shares	$0.06	$(1.55)	$—
Diluted net income (loss) per Class A common share	$0.06	$(1.55)	$(1.35)
Diluted net income (loss) per Class B common share	$0.06	$(1.55)	$—

Net income (loss) from discontinued operations per share:
Basic net income (loss) per Class A common shares	$0.17	$(0.49)	$(0.64)
Basic net income (loss) per Class B common shares	$0.17	$(0.49)	$—
Diluted net income (loss) per Class A common share	$0.15	$(0.49)	$(0.64)
Diluted net income (loss) per Class B common share	$0.15	$(0.49)	$—

Net income (loss) per share:
Basic net income (loss) per Class A common shares	$0.23	$(2.04)	$(1.99)
Basic net income (loss) per Class B common shares	$0.23	$(2.04)	$—
Diluted net income (loss) per Class A common share	$0.21	$(2.04)	$(1.99)
Diluted net income (loss) per Class B common share	$0.21	$(2.04)	$—

Xinhua Sports & Entertainment Limited
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
As of December 31, 2009, the Company had 345,600 redeemable convertible preferred shares, convertible loan of $57,800,000, 7,087,663 options, 19,619,671 warrants and 785,800 restricted share units outstanding which could potentially dilute basic earnings per share in the future, but were excluded from the computation of diluted net loss per share for the year ended December 31, 2009, as their effects would have been antidilutive.
32. Employee benefit plans
Employees of the Company and its subsidiaries located in Hong Kong are covered by the Mandatory Provident Fund Scheme (“MPF Scheme”) established on December 1, 2000 under the Mandatory Provident Fund Scheme Ordinance of Hong Kong. The calculation of contributions for these eligible employees is based on 5% of the applicable payroll costs, and contributions are matched by the employees. The amounts paid by the Company to the MPF Scheme were $64,853, $97,195 and $39,257 for the years ended December 31, 2007, 2008 and 2009, respectively.
Employees of the Company and its subsidiaries located in the PRC are covered by the retirement schemes defined by local practice and regulations, which are essentially defined contribution schemes. The contributed amounts are determined based on 20% of the applicable payroll costs. The amounts paid by the Company to these defined contribution schemes were $458,565, $1,129,529 and $1,124,865 for years ended December 31, 2007, 2008 and 2009, respectively.
In addition, the Company is required by law to contribute medical insurance benefits, housing funds, unemployment, and other statutory benefits ranging from 1% to 10% of applicable salaries. The PRC government is directly responsible for the payment of the benefits to these employees. The amounts contributed for medical insurance benefits were $259,481, $746,588 and $736,148 for the years ended December 31, 2007, 2008 and 2009, respectively. The amounts contributed for housing funds was $218,540, $513,586 and $557,475 for the years ended December 31, 2007, 2008 and 2009, respectively. The amounts contributed for other benefits were $494,908 and $716,451 and $551,089 for the years ended December 31, 2007, 2008 and 2009, respectively.

Xinhua Sports & Entertainment Limited
33. Statutory reserves
As stipulated by the relevant laws and regulations in the PRC, the Company is required to maintain non-distributable reserves which include a statutory surplus reserve and a statutory welfare reserve. Appropriations to the statutory surplus reserve are required to be made at not less than 10% of profit after taxes as reported in the Company’s PRC statutory financial statements. The statutory welfare reserve allocations are determined annually at the discretion of the Company’s Board of Directors. Once appropriated, these amounts are not available for future distribution to owners or shareholders. The statutory surplus reserve may be applied against prior year losses, if any, and may be applied to the purchase of capital assets upon the Board of Directors’ approval. As of December 31, 2008 and 2009, the balance of the statutory surplus reserve and the statutory welfare reserve were $3,410,536 and $3,535,373, respectively. Amounts contributed to the statutory surplus reserve and the statutory welfare reserve were $1,608,452, nil and $124,837 for the years ended December 31, 2007, 2008 and 2009, respectively.
34. Subsequent events
On March 11, 2010, XSEL completed the acquisition of NuCom Online Corporation (“NuCom”) at an initial share consideration of 17,074,704 XSEL common A shares and contingent share consideration of 13,134,384 XSEL common A shares if Nucom Corp’s revenue meet certain amount for the year ended December 31, 2010 and 2011, respectively. NuCom is a leading sports media company which owns China’s largest sports portal, NuBB (www.nubb.com).
On April 21, 2010, the State Administration of Taxation issued Circular 157 Further Clarification on Implementation of Preferential EIT Rate during Transition Periods (“Circular 157”). Circular 157 seeks to provide additional guidance on the interaction of certain preferential tax rates under the transitional rules of the New EIT Law. Prior to Circular 157, the Company interpreted the law to mean that if an entity was in a period where it was entitled to a 50% reduction in the tax rate and was also entitled to a 15% rate of tax due to HNTE status under the New EIT Law then it was entitled to pay tax at the rate of 7.5%. Circular 157 appears to have the effect that such an entity is entitled to pay tax at either 15% or 50% of the standard PRC tax rate. The effect of Circular 157 is retrospective and would apply to 2008 and 2009. As a consequence of Circular 157, the preferential tax rate enjoyed by the subsidiary which qualified as a HNTE during its 50% reduction period (2008 and 2009) will be 12.5% for the relevant years rather than 7.5% which is the rate the Company had used prior to the issuance of Circular 157. Because the Company believes that Circular 157 is similar to a change in tax law, the cumulative effect of which should be reflected in the period of the change. As a result, the Company will recognize an additional tax liability in the second quarter of 2010 of approximately $201,809 ($137,972 related to 2008 and $63,837 related to 2009) in respect of this change.

Xinhua Sports & Entertainment Limited
On December 4, 2009, XSEL entered into a purchase agreement to acquire China Sports Media (“CSM”), China’s leading sports media rights distributor, at an initial cash consideration of $5,000,000 and share consideration of 8,044,810 XSEL common A shares and contingent share consideration of 3,447,776 XSEL common A shares if CSM’s net income growth meet certain criteria for the year ended December 31, 2010 and 2011, respectively. CSM has popular domestic, Asia, and other contents, and has significant majority of the Chinese sports television rights and distribution market, and is the long term partner of the All-China Sports Federation for its television rights business.
As stated in Note 6, in June 2010, the Company closed its disposal of Economic Observer Advertising and EWEO, which comprised its printing business, for a cash consideration of $24,000,000 and used part of the proceeds to repay a portion of the convertible loan.
Power Sports, China’s first ever nationwide high definition cable sports channel, was launched in May, 2010 by Starease Group. The acquisition of Starease Group is subject to certain closing conditions and is expected to be completed in the last half of 2010.
In July 2010, the Company entered into a number of agreements with Patriarch, the convertible loan holder, which comprised of: (1) an amendment which waives the breach of financial covenants for the quarters ended December 31, 2009 and subsequent periods up to the date of the amendment, (2) an amendment that lowers the financial covenant requirements on a prospective basis. The previous covenants of minimum consolidated EBITDA and maximum leverage ratio for each future quarter until repayment ranged from $16.8 million to $52.1 million and 1.88 to 5.03 have been changed to $0.8 million to $3.8 million and 11.75 to 57.23, respectively. The covenant of maximum capital expenditure is added in the amendment which ranged from $0.5 million to $1.3 million for the fiscal years 2010 to 2012. (3) the issuance of 78,295 Series C redeemable convertible preferred shares to the convertible loan holder for no additional consideration. In addition, the Company has repaid $16.3 million of the convertible loan balance of which $8.7 million was repaid from the proceeds of the sale of the company’s printing business and the remaining $7.6 million was repaid through an additional term loan from Patriarch.
The Series C redeemable convertible preferred shares are redeemable upon certain events which include (“Realization Events”):
(a)	Any Change of Control of the Company;

(b)	Any Substantial Asset Sale;

Xinhua Sports & Entertainment Limited
(c)	Any consolidation or merger or acquisition or sale of voting securities of the Company resulting in the holders of the issued and outstanding voting securities of the Company immediately prior to such transaction less than a majority of the voting securities of the continuing or surviving entity immediately following such transaction; or

(d)	Any tender offer, exchange offer or repurchase offer for more than 50% of the outstanding Common Shares.
The redemption price to be paid by the Company for each redeemable share shall be equal to the greater of the stated value of $100 and common equivalent value of each redeemable share as of the redemption date.
Series C redeemable convertible preferred shares can be converted into 104,854,627 common shares at any time. The conversion rate at any time shall be determined by dividing (x) the stated value of $100 per share, which is subject to adjustment in the event of any subdivision or combination of the outstanding preferred shares by (y) the then applicable conversion price, initially equal to $0.0747 per share, but subject to adjustment.
In June 2010, the Company reached an agreement with the original selling shareholders of JCBN China and Profitown Group, subsidiaries of the Company. The outstanding consideration payable to the original selling shareholders as of December 31, 2009 was $5.7 million. According to the agreement, the Company and the original selling shareholders agreed to settle the remaining outstanding consideration payable of approximately $2.4 million as of the date of the agreement by issuing class A common shares of the Company with an aggregate market value equal to that outstanding amount at the share issuance date. In addition, the Company will transfer all of its equity interests in JCBN China and Profitown Group to the original selling shareholders. As a consideration for the arrangement, the original selling shareholders of JCBN China and Profitown Group agree to waive all claims against the Company for any earn-out payments.
The Company’s advertising agency agreement with Shaanxi Television Station was terminated effective June 30, 2010. As of December 31, 2009, there was approximately $68.8 million long-term liabilities recorded in the consolidated balance sheet related to the advertising agency agreement. Due to the termination, the Company’s commitment to Shaanxi Television Station was reduced by $64.2 million. As of December 31, 2009, the related intangibles assets were the advertising agency agreement of $19.3 million, and television program and film rights of $4.4 million. The subsidiary that executed the advertising agency agreement with Shaanxi Television Station, Everfame, will be classified as discontinued operations in the second quarter of 2010.